As filed with the Securities and Exchange Commission on November 16, 2020

No. 333-249468

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

Amendment No. 1

To

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________

PROPTECH ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

_____________________________

Delaware	6770	83-2587663
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3485 N. Pines Way, Suite 110
Wilson, WY 83014
Telephone: (310) 954-9665
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________________

Thomas D. Hennessy
Co-Chief Executive Officer and President
3485 N. Pines Way, Suite 110
Wilson, WY 83014
Telephone: (310) 954-9665

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________

Copies to:

Christian O. Nagler Brooks W. Antweil Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Tel: (212) 446-4800	Michael P. Heinz Joshua G. DuClos Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 Tel: (312) 853-7000

_____________________________

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, please place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed Maximum Offering Price per Unit	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common stock, par value $0.0001 per share	52,783,023	N/A	$529,941,555.90	$57,816.62

____________

(1)      Represents the estimated maximum number of shares of the registrant’s Class A common stock to be issued by the registrant to securityholders of Porch.com, Inc. in connection with the transactions described herein, estimated solely for the purpose of calculating the registration fee, as is based on the sum of (a) 34,879,781 shares of Class A common stock issuable in respect of the outstanding shares of common and preferred stock of Porch.com, Inc. immediately prior to the consummation of the transactions described herein, (b) 5,000,000 shares of Class A common stock issuable in respect of the earn-out described herein, (c) 6,823,065 shares of Class A common stock issuable in respect of certain outstanding warrants of Porch.com, Inc. immediately prior to the consummation of the transactions described herein, (d) 2,799,384 shares of Class A common stock issuable in respect of certain outstanding options to purchase capital stock of Porch.com, Inc. immediately prior to the consummation of the transactions described herein, (e) 1,135,905 shares of Class A common stock issuable in respect of outstanding restricted stock awards with respect to the capital stock of Porch.com, Inc. immediately prior to the consummation of the transactions described herein and (f) 2,144,889 shares of Class A common stock issuable in respect of outstanding restricted stock units with respect to the capital stock of Porch.com, Inc. immediately prior to the consummation of the transactions described herein, in each case in accordance with the merger agreement.

(2)      Estimated solely for the purpose of calculating the registration fee, based on $10.39, the average of the high and low sales prices of the registrant’s Class A common stock on October 8, 2020 (a date within five business days prior to the date of this registration statement). This calculation is in accordance with Rule 457(c) and Rule 457(f)(1) of the Securities Act of 1933, as amended.

(3)      Previously paid.

The registrant hereby amends this Registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS
DATED NOVEMBER 16, 2020, SUBJECT TO COMPLETION

Dear Stockholder:

On July 30, 2020, PropTech Acquisition Corporation, a Delaware corporation (“PTAC”), entered into an Agreement and Plan of Merger (as amended on October 12, 2020, the “merger agreement”) with PTAC Merger Sub Corporation, a Delaware corporation and wholly-owned subsidiary of PTAC (“Merger Sub”), Porch.com, Inc., a Delaware corporation (“Porch”), and Joe Hanauer, in his capacity as the representative of all Pre-Closing Holders (as defined in the merger agreement). If the merger agreement is adopted by Porch’s stockholders, the merger agreement and the transactions contemplated thereby, including the issuance of common stock (“New Porch common stock”) to be issued as the merger consideration, is approved by PTAC’s stockholders, and the merger is subsequently completed, Merger Sub will merge with and into Porch, with Porch surviving the merger as a wholly owned subsidiary of PTAC (the “merger”).

Immediately prior to the effective time of the merger, each outstanding share of Porch common stock, including common stock held by prior owners of Porch preferred stock (other than shares owned by Porch as treasury stock, dissenting shares and restricted shares) and each outstanding Porch warrant that has an exercise price that is lower than the value of the portion of the merger consideration that would otherwise be issuable in respect thereof (the “In-The-Money Warrants”) will be cancelled and converted into the right to receive a pro rata portion of (i) cash consideration of up to $30 million, as determined pursuant to the Cash Consideration Adjustment (as described below), (ii) a number of shares of New Porch common stock equal to (a) $471.5 million, net of adjustments for Porch’s net working capital, indebtedness, debt-like items and cash on hand and certain transaction expenses minus the aggregate amount of cash paid in clause (i) divided by (b) an amount equal to the amount of cash on deposit in PTAC’s trust account as of the close of business two (2) business days prior to closing divided by the number of outstanding shares of Class A Common Stock (the amount in this clause (ii)(b) being referred to as the “Reference Price”). Additionally, holders of the outstanding shares of Porch common stock (other than shares owned by Porch as treasury stock, dissenting shares and restricted shares), the In-The-Money Warrants, and the outstanding options, restricted stock units and unvested restricted shares of Porch will receive on a pro rata basis a portion of 5,000,000 restricted shares of New Porch common stock that will vest upon the achievement of certain earnout thresholds prior to the third anniversary of the closing of the merger.

Subject to the assumptions set forth under “Basis of Presentation and Glossary” in the accompanying proxy statement/consent solicitation statement/prospectus and assuming that the merger effective date were            , 2020, the record date for the PTAC Special Meeting (as defined below), the exchange ratio would have been approximately 0.48 of a share of New Porch common stock for each share of Porch common stock, except for any resulting fractional shares of New Porch common stock (which will instead be paid in cash in an amount equal to the fractional amount multiplied by the Reference Price).

Based on the number of shares of Porch preferred stock, the number of shares of Porch common stock, the number of In-The-Money Warrants and the number of Porch restricted stock unit awards and restricted shares, in each case outstanding as of         , 2020, the total number of shares of New Porch common stock expected to be issued in the merger at the closing of the merger is approximately 45,934,626 and 47,926,658, and holders of shares of Porch common stock as of immediately prior to the closing of the merger (and following the conversion of Porch preferred stock into Porch common stock) will hold, in the aggregate, approximately 54.5% and 69.5% of the issued and outstanding shares of New Porch common stock immediately following the closing of the merger, assuming no shares of PTAC common stock are redeemed and the maximum number of shares of PTAC common stock are redeemed, respectively.

PTAC’s units, Class A Common Stock and public warrants are publicly traded on the NASDAQ Capital Market (the “NASDAQ”). We intend to list the combined company’s common stock and public warrants on the NASDAQ under the symbols PRCH and PRCHW, respectively, upon the closing of the merger. PTAC will not have units traded following closing of the merger.

PTAC will hold a special meeting in lieu of the 2020 annual meeting of stockholders (the “PTAC Special Meeting”) to consider matters relating to the proposed merger. PTAC and Porch cannot complete the merger unless PTAC’s stockholders consent to the approval of the merger agreement and the transactions contemplated thereby, including the issuance of New Porch common stock to be issued as the merger consideration, and Porch’s stockholders consent to adoption and approval of the merger agreement and the transactions contemplated thereby. PTAC and Porch are sending you this proxy statement/consent solicitation statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/consent solicitation statement/prospectus.

The PTAC Special Meeting will be held on               , 2020, at                Eastern Time, via a virtual meeting. In light of the novel coronavirus disease (referred to as “COVID-19”) pandemic and to support the well-being of PTAC’s stockholders and partners, the PTAC Special Meeting will be completely virtual. You may attend the meeting and vote your shares electronically during the meeting via live audio webcast by visiting https://www.cstproxy.com/proptechacquisition/sm2020. You will need the control number that is printed on your proxy card to enter the PTAC Special Meeting. PTAC recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the PTAC Special Meeting starts. Please note that you will not be able to attend the PTAC Special Meeting in person.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF CLASS A COMMON STOCK YOU OWN. To ensure your representation at the PTAC Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/consent solicitation statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to attend the meeting. Submitting a proxy now will NOT prevent you from being able to vote online at the meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

The PTAC board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that PTAC stockholders vote “FOR” the approval of the merger agreement, “FOR” the issuance of New Porch common stock to be issued as the merger consideration and “FOR” the other matters to be considered at the PTAC Special Meeting.

The Porch board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that Porch stockholders consent to adopt and approve in all respects the merger agreement and the transactions contemplated thereby (the “Business Combination Proposal”).

This proxy statement/consent solicitation statement/prospectus provides you with detailed information about the proposed merger. It also contains or references information about PTAC and Porch and certain related matters. You are encouraged to read this proxy statement/consent solicitation statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 27 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you.

If you have any questions regarding the accompanying proxy statement/consent solicitation statement/prospectus, you may contact Morrow Sodali, PTAC’s proxy solicitor, at (866) 662-5200 or email Morrow Sodali at PTAC.info@investor.morrowsodali.com.

Sincerely,

/s/ Thomas D. Hennessy
Thomas D. Hennessy
Chairman of the Board, Co-Chief Executive Officer and President

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the merger, the issuance of shares of New Porch common stock in connection with the merger or the other transactions described in this proxy statement/consent solicitation statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/consent solicitation statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/consent solicitation statement/prospectus is dated               , 2020, and is first being mailed to stockholders of PTAC on or about               , 2020.

PropTech Acquisition Corporation

NOTICE OF THE SPECIAL MEETING IN LIEU OF 2020 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON               , 2020

NOTICE IS HEREBY GIVEN that a special meeting in lieu of the 2020 annual meeting of the stockholders (the “PTAC Special Meeting”), of PropTech Acquisition Corporation, a Delaware corporation (which is referred to as “PTAC”) will be held virtually, conducted via live audio webcast at https://www.cstproxy.com/proptechacquisition/sm2020,            Eastern Time, on               , 2020. You will need the control number that is printed on your proxy card to enter the PTAC Special Meeting. PTAC recommends that you log in at least 15 minutes before the PTAC Special Meeting to ensure you are logged in when the meeting starts. Please note that you will not be able to attend the PTAC Special Meeting in person. You are cordially invited to attend the PTAC Special Meeting for the following purposes:

1.      The Business Combination Proposal — To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of July 30, 2020, as amended by the Amendment to the Agreement and Plan of Merger, dated as of October 12, 2020 (as it may be further amended and/or restated from time to time, the “merger agreement”), by and among Porch.com, Inc., a Delaware corporation (“Porch” or the “Company”), PTAC, PTAC Merger Sub Corporation, a Delaware corporation (“Merger Sub”), and Joe Hanauer, in his capacity as representative of the Pre-Closing Holders of Porch, and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Porch, with Porch surviving the merger as a wholly owned subsidiary of PTAC (the “merger”). A copy of the merger agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A (Proposal No. 1);

2.      The Charter Proposals — To consider and vote upon:

a.      separate proposals to approve the following material differences between the proposed amended and restated certificate of incorporation of PTAC (the “Proposed Charter”) that will be in effect upon the closing of the merger, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B, and PTAC’s current amended and restated certificate of incorporation (the “Existing Charter”):

i.       to increase the number of authorized shares of New Porch common stock from 110,000,000 to 400,000,000 and the number of authorized shares of New Porch preferred stock from 1,000,000 to 10,000,000 (Proposal No. 2);

ii.      to eliminate the Class B common stock classification and provide for a single class of common stock (Proposal No. 3)

iii.     to provide that the number of authorized shares of any class or classes of stock may be increased or decreased by the affirmative vote of the holders of a majority of the voting power of the stock of PTAC entitled to vote in the election of directors, voting together as a single class (Proposal No. 4);

iv.      to provide that the number of directors of PTAC shall be fixed from time to time in accordance with the Bylaws of PTAC (Proposal No. 5);

v.       to provide that amendments to PTAC’s waiver of corporate opportunities will be prospective only (Proposal No. 6);

vi.     to require the vote of 66.7% of the voting power of the stock of PTAC entitled to vote in the election of directors, voting together as a single class, to amend the provisions of the Proposed Charter relating to the powers, number, election, term, vacancies and removal of directors of PTAC (Proposal No. 7); and

b.      conditioned upon the approval of Proposals No. 2 through 7 above, a proposal to approve the Proposed Charter, which includes the approval of all other changes in the Proposed Charter in connection with replacing the Existing Charter with the Proposed Charter, including changing PTAC’s name from “PropTech Acquisition Corporation” to “Porch Group, Inc.” as of the closing of the merger (Proposal No. 8);

3.      The Director Election Proposal — To consider and vote upon a proposal to appoint nine (9) directors to serve on the board of directors of PTAC until their respective successors are duly elected and qualified pursuant to the terms of the Proposed Charter (Proposal No. 9)

4.      The NASDAQ Proposal — To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the NASDAQ: (i) the issuance of shares of Class A Common Stock (such shares of Class A Common Stock to be automatically converted into New Porch common stock upon the consummation of the merger) pursuant to the PIPE Agreements (as defined herein); (ii) the issuance of shares of New Porch common stock pursuant to the merger agreement, including 5,000,000 restricted shares of New Porch common stock that will vest upon the achievement of certain earnout thresholds prior to the third anniversary of the closing of the merger; and (iii) the related change of control of PTAC that will occur in connection with consummation of the merger and the other transactions contemplated by the merger agreement (Proposal No. 10);

5.      The Incentive Plan Proposal — To consider and vote upon a proposal to approve and adopt the Incentive Plan (as defined herein) (Proposal No. 11); and

6.      The Adjournment Proposal — To consider and vote upon a proposal to adjourn the PTAC Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the PTAC Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the NASDAQ Proposal or the Incentive Plan Proposal, or holders of PTAC’s Class A Common Stock have elected to redeem an amount of Class A Common Stock such that PTAC would have less than $5,000,001 of net tangible assets would not be satisfied (Proposal No. 12).

Only holders of record of PTAC Class A Common Stock and Class B Common Stock (each as defined herein) at the close of business on               , 2020 are entitled to notice of the PTAC Special Meeting and to vote at the PTAC Special Meeting and any adjournments or postponements of the PTAC Special Meeting. A complete list of PTAC stockholders of record entitled to vote at the PTAC Special Meeting will be available for 10 days before the PTAC Special Meeting at the principal executive offices of PTAC for inspection by stockholders during ordinary business hours for any purpose germane to the PTAC Special Meeting. The eligible PTAC stockholder list will also be available at that time on the PTAC Special Meeting website for examination by any stockholder attending the PTAC Special Meeting live audio webcast.

Pursuant to PTAC’s Existing Charter, PTAC will provide holders (“public stockholders”) of its Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) with the opportunity to redeem their shares of Class A Common Stock for cash equal to their pro rata share of the aggregate amount on deposit in the trust account (the “Trust Account”), which holds the proceeds of PTAC’s initial public offering (“PTAC’s IPO”) as of two (2) business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account and not previously released to PTAC to pay taxes) upon the closing of the transactions contemplated by the merger agreement. For illustrative purposes, based on funds in the Trust Account of approximately $173.2 million on September 30, 2020, the estimated per share redemption price would have been approximately $10.04, excluding additional interest earned on the funds held in the Trust Account and not previously released to PTAC to pay taxes. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A public stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the Class A Common Stock. HC PropTech Partners I LLC, a Delaware limited liability company (the “Sponsor”), and PTAC’s officers and directors have agreed to waive their redemption rights in connection with the consummation of the merger with respect to any shares of PTAC Class A Common Stock they may hold. Currently, the Sponsor owns approximately 20% of PTAC common stock, consisting of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), initially purchased by the

Sponsor in a private placement and a subsequent dividend thereon prior to PTAC’s IPO, and the shares of Class A Common Stock (together with the Class B Common Stock, the “common stock”), issued upon the conversion thereof (“Founder Shares”). Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. The Sponsor and PTAC’s directors and officers have agreed to vote any shares of common stock owned by them in favor of the Business Combination Proposal.

Approval of the Business Combination Proposal, Charter Proposal Numbers 5, 6 and 8, the NASDAQ Proposal and the Incentive Plan Proposal require the affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which a quorum is present. Approval of Charter Proposal Numbers 2, 3, 4 and 7 requires the affirmative vote of a majority of the votes cast by holders of a majority of the Class A Common Stock then outstanding, voting separately as a single class, and the affirmative vote by the holders of a majority of the shares of Class B Common Stock outstanding, voting as a separate class. Approval of the election of each of the nine (9) directors nominated in the Director Election Proposal requires a plurality of the votes cast by holders of common stock at a meeting at which a quorum is present. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class, regardless of whether a quorum is present. The PTAC board of directors has already approved each of the proposals.

As of September 30, 2020, there was approximately $173.2 million in the Trust Account, which PTAC intends to use for the purposes of consummating a business combination within the time period described in this proxy statement/consent solicitation statement/prospectus and to pay approximately $6,037,500 in deferred underwriting commissions to the underwriters of PTAC’s IPO. Each redemption of Class A Common Stock by its public stockholders will decrease the amount in the Trust Account. PTAC will not consummate the merger if the redemption of Class A Common Stock would result in PTAC’s failure to have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) (or any successor rule).

If PTAC stockholders fail to approve the Business Combination Proposal or the NASDAQ Proposal, or, unless otherwise waived by Porch and PTAC, the Charter Proposals, the Director Election Proposal or the Incentive Plan Proposal, the merger will not occur. The Charter Proposals, the Director Election Proposal and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal and the NASDAQ Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal. The proxy statement/consent solicitation statement/prospectus accompanying this notice explains the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the PTAC Special Meeting. Please review the proxy statement/consent solicitation statement/prospectus carefully.

The PTAC board of directors has set               , 2020 as the record date for the PTAC Special Meeting. Only holders of record of shares of PTAC common stock at the close of business on               , 2020 will be entitled to notice of and to vote at the PTAC Special Meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the PTAC Special Meeting may attend the meeting virtually and is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of shares of PTAC common stock.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF PTAC COMMON STOCK YOU OWN. Whether or not you plan to attend the PTAC Special Meeting, please complete, sign, date and mail the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions printed on your proxy card. If you hold your shares through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.

The PTAC board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the election of each of the nine (9) directors nominated in the Director Election Proposal “FOR” the NASDAQ Proposal and “FOR” the Incentive Plan Proposal.

If you have any questions or need assistance with voting, please contact PTAC’s proxy solicitor, Morrow Sodali, at (800) 662-5200 or email Morrow Sodali at PTAC.info@investor.morrowsodali.com.

If you plan to attend the PTAC Special Meeting and are a beneficial investor who owns their investments through a bank or broker, you will need to contact Continental Stock Transfer & Trust Company to receive a control number. Please read carefully the sections in the proxy statement/consent solicitation statement/prospectus regarding attending and voting at the PTAC Special Meeting to ensure that you comply with these requirements.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Thomas D. Hennessy
Thomas D. Hennessy
Chairman of the Board

Porch.com, Inc.
2200 1st Avenue South, Suite 300
Seattle, WA 98134

NOTICE OF SOLICITATION OF WRITTEN CONSENT

To Stockholders of Porch.com, Inc.:

Pursuant to an Agreement and Plan of Merger, dated as of July 30, 2020 (as it may be amended and/or restated from time to time, the “merger agreement”), by and among Porch.com, Inc. (“Porch”), PropTech Acquisition Corporation (“PTAC”), PTAC Merger Sub Corporation a wholly owned subsidiary of PTAC (“Merger Sub”) and Joe Hanauer, in his capacity as representative of the Pre-Closing Holders, Merger Sub will merge with and into Porch, with Porch surviving the merger as a wholly owned subsidiary of PTAC (the “merger”).

This proxy statement/consent solicitation statement/prospectus is being delivered to you on behalf of the Porch board of directors to request that holders of Porch common stock or preferred stock (with respect to the common stock you will hold upon conversion of your common stock) execute and return written consents to adopt and approve the merger agreement and the merger and the ancillary documents thereto.

Concurrent with the execution of the merger agreement, certain holders representing a majority of the Porch preferred stock and the Porch Series B Preferred Stock (determined on an as-converted basis) executed a written consent pursuant to which all of Porch’s issued and outstanding preferred stock will be converted immediately prior to the merger into shares of Porch common stock in accordance with Porch’s fourth amended and restated certificate of incorporation. The written consents solicited via this proxy statement/consent solicitation statement/prospectus will become effective upon such conversion of the Porch preferred stock.

This proxy statement/consent solicitation statement/prospectus describes the proposed merger and the actions to be taken in connection with the merger and provides additional information about the parties involved. Please give this information your careful attention. A copy of the merger agreement is attached as Annex A to this proxy statement/consent solicitation statement/prospectus.

A summary of the appraisal rights that may be available to you is described in “Appraisal Rights.” Please note that if you wish to exercise appraisal rights you must not sign and return a written consent adopting the merger agreement. However, so long as you do not return a consent form at all, it is not necessary to affirmatively vote against or disapprove the merger. In addition, you must take all other steps necessary to perfect their appraisal rights.

The Porch board of directors has considered the merger and the terms of the merger agreement and the ancillary documents and has unanimously determined that the merger and the merger agreement are advisable, fair to and in the best interests of Porch and its stockholders and recommends that Porch stockholders adopt the merger agreement and the ancillary documents by submitting a written consent.

Please complete, date and sign the written consent furnished with this proxy statement/consent solicitation statement/prospectus and return it promptly to Porch by one of the means described in “Porch’s Solicitation of Written Consents.”

i

BASIS OF PRESENTATION AND GLOSSARY

As used in this proxy statement/consent solicitation statement/prospectus, unless otherwise noted or the context otherwise requires:

•        references to “effective time” are to the time at which the merger becomes effective;

•        references to “Founder Shares” are to the Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), initially purchased by the Sponsor in a private placement and a subsequent dividend thereon prior to PropTech Acquisition Corporation’s initial public offering, and the shares of Class A Common Stock and, together with the Class B Common Stock (the “common stock”), issued upon the conversion thereof;

•        references to “measurement time” are to 12:01 a.m. Eastern Time on the date at which the merger becomes effective;

•        references to “merger” are to the proposed merger of Porch with and into Merger Sub;

•        references to “Merger Sub” are to PTAC Merger Sub Corporation;

•        references to “New Porch” are to Porch Group, Inc. (formerly PropTech Acquisition Corporation), after giving effect to the merger;

•        references to “New Porch common stock” are to, at and following the effective time, New Porch’s common stock, par value $0.0001;

•        references to “Pre-Closing Holders” are to all persons who hold one or more shares of Porch common stock, shares of Porch preferred stock, Porch options, Porch restricted stock units, Porch warrants or Porch restricted shares immediately prior to the effective time;

•        references to “Porch” are to Porch.com, Inc. and its consolidated subsidiaries;

•        references to “PTAC” are to PropTech Acquisition Corporation before giving effect to the merger; and

•        references to “PTAC common stock” are to, prior to the effective time, collectively, PTAC’s Class A Common Stock, par value $0.0001 per share, and PTAC’s Class B Common Stock, par value $0.0001 per share.

Unless specified otherwise, amounts in this proxy statement/consent solicitation statement/prospectus are presented in United States (“U.S.”) dollars.

Defined terms in the financial statements contained in this proxy statement/consent solicitation statement/prospectus have the meanings ascribed to them in the financial statements.

Unless otherwise specified, the share calculations and ownership percentages set forth in this proxy statement/consent solicitation statement/prospectus with respect to New Porch’s stockholders immediately following the effective time are for illustrative purposes only and assume the following:

(i)     no exercise of the 8,625,000 public warrants or 5,250,000 Private Placement Warrants (as defined herein) that will remain outstanding following the merger, which will become exercisable at the holder’s option 30 days after closing of the merger at an exercise price of $11.50 per share, provided that PTAC has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the public warrants or Private Placement Warrants and a current prospectus relating to them is available, which are not expected to occur within 60 days of the date of this proxy statement/consent solicitation statement/prospectus;

(ii)    5,000,000 restricted Earnout Shares (as defined herein) are issued at the effective time to Pre-Closing Holders of Porch, which remain subject to forfeiture;

(iii)   15,000,000 shares of PTAC common stock are issued in connection with the PIPE Investment (as defined herein) for aggregate cash proceeds of $150 million to PTAC immediately prior to the effective time;

(iv)   at the measurement time, there is an estimated $84.66 million in aggregate outstanding debt and debt-like items of Porch and its subsidiaries (which assumption is subject to change);

(v)    at the measurement time, Porch has an estimated $5.25 million cash and cash equivalents on hand (which assumption is subject to change);

(vi)   at the measurement time, there is an estimated aggregate of $23.25 million of unpaid transaction expenses payable in cash, of which $18.25 million is attributable to PTAC (with $8.25 million representing fees payable by PTAC and its affiliates in connection with the PIPE Investment) and $5 million is attributable to Porch (which assumption is subject to change);

(vii)  from the date of the merger agreement until immediately prior to the effective time, Porch has incurred $7.14 million of Acquisition Amounts (as defined herein) (which assumption is subject to change);

(viii) at the measurement time, there is a $0.74 million adjustment to the Closing Merger Consideration (as defined herein) pursuant to the merger agreement for net working capital (which assumption is subject to change);

(ix)   at the measurement time, there is no adjustment to the Closing Merger Consideration pursuant to the merger agreement for Acquisition Proposals (as defined herein) (which assumption is subject to change);

(x)    the consummations of the transactions contemplated by the Valor-Ehrlichman Agreement (as defined herein);

(xi)   the termination of the voting agreements entered into between Matt Ehrlichman and each of the holders of Porch Series Seed Preferred Stock; and

(xii)  at the effective time, $0.75 million of Acquisition Amounts will be offset as outstanding debt per clause (iv) (which assumption is subject to change).

Beneficial ownership throughout this proxy statement/consent solicitation statement/prospectus with respect to New Porch’s stockholders is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

v

QUESTIONS AND ANSWERS

The following are answers to certain questions that you may have regarding the merger, the stockholder meeting and the consent solicitation. We urge you to read carefully the remainder of this proxy statement/consent solicitation statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this proxy statement/consent solicitation statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:     WHAT IS THE MERGER?

A:     PTAC, Merger Sub, and Porch have entered into an Agreement and Plan of Merger, dated as of July 30, 2020, (as it may be amended and/or restated from time to time, the “merger agreement”), pursuant to which Merger Sub will merge with and into Porch, with Porch surviving the merger as a wholly owned subsidiary of PTAC.

PTAC will hold the PTAC Special Meeting to, among other things, obtain the approvals required for the merger and the other transactions contemplated by the merger agreement (the “PTAC Shareholder Approval”) and you are receiving this proxy statement/consent solicitation statement/prospectus in connection with such meeting. Porch is also providing these consent solicitation materials to the holders of Porch common stock and preferred stock to solicit, among other things, the required written consent to adopt and approve in all respects the merger agreement and the transactions contemplated thereby (the “Business Combination Proposal”) and to approve the ancillary agreements thereto. See “The Merger Agreement” beginning on page 167. In addition, a copy of the merger agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A. We urge you to carefully read this proxy statement/consent solicitation statement/prospectus and the merger agreement in their entirety.

Q:     WHY AM I RECEIVING THIS DOCUMENT?

A:     PTAC is sending this proxy statement/consent solicitation statement/prospectus to its stockholders to help them decide how to vote their shares of PTAC common stock with respect to the matters to be considered at the PTAC Special Meeting. Porch is also providing these consent solicitation materials to the holders of Porch common stock and preferred stock in order to solicit such holders’ written consent to the Business Combination Proposal and the Charter Proposals.

The merger cannot be completed unless PTAC’s stockholders approve the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the NASDAQ Proposal or the Incentive Plan Proposal, set forth in this proxy statement/consent solicitation statement/prospectus. Information about the PTAC Special Meeting, the consent solicitation, the merger and the other business to be considered by stockholders at the PTAC Special Meeting is contained in this proxy statement/consent solicitation statement/prospectus.

This document constitutes a proxy statement of PTAC, a consent solicitation statement of Porch and a prospectus of PTAC. It is a proxy statement because the board of directors of PTAC is soliciting proxies using this proxy statement/consent solicitation statement/prospectus from its stockholders. It is a consent solicitation statement because the board of directors of Porch is soliciting written consent using this proxy statement/consent solicitation statement/prospectus from its stockholders. It is a prospectus because PTAC, in connection with the merger, is offering shares of New Porch common stock in exchange for the outstanding shares of Porch common stock. See “The Merger Agreement — Merger Consideration.”

Q:     WHAT WILL HAPPEN TO PTAC’S SECURITIES UPON CONSUMMATION OF THE BUSINESS COMBINATION?

A:     PTAC’s units, Class A Common Stock and warrants are currently listed on NASDAQ under the symbols PTACU, PTAC, and PTACW, respectively. Upon consummation of the business combination, PTAC will have one class of common stock which will be listed on NASDAQ under the symbol PRCH and its warrants will be listed on NASDAQ under the symbol PRCHW. PTAC will not have units traded on NASDAQ following consummation of the business combination and such units will automatically be separated into their component securities without any action needed to be taken on the part of the holders. PTAC warrant holders and those stockholders who do not elect to have their PTAC shares redeemed need not deliver their shares of Class A Common Stock or warrant certificates to PTAC or to PTAC’s transfer agent and they will remain outstanding.

Q:     WHAT WILL PORCH STOCKHOLDERS RECEIVE IN THE MERGER?

A:     If the merger is completed, immediately prior to the effective time of the merger, each outstanding share of Porch common stock, including common stock held by prior owners of Porch preferred stock (other than shares owned by Porch as treasury stock, dissenting shares and restricted shares) and each outstanding Porch warrant that has an exercise price that is lower than the value of the portion of the merger consideration that would otherwise be issuable in respect thereof (the “In-The-Money Warrants”) will be cancelled and converted into the right to receive a pro rata portion of (i) cash consideration of up to $30 million, as determined pursuant to the Cash Consideration Adjustment (as described in the section titled “The Merger Agreement — Merger Consideration — Consideration; Conversion of Shares” beginning on page 167), and (ii) a number of shares of New Porch common stock equal to (a) $471.5 million, net of adjustments for Porch’s net working capital, indebtedness, debt-like items and cash on hand and certain transaction expenses minus the aggregate amount of cash paid in clause (i) divided by (b) an amount equal to the amount of cash on deposit in PTAC’s trust account as of the close of business two (2) business days prior to closing (not including interest previously released to PTAC to pay taxes) divided by the number of outstanding shares of Class A Common Stock (the amount in this clause (ii)(b) being referred to as the “Reference Price”) (clauses (i) and (ii) together, the “Closing Merger Consideration”). Additionally, holders of the outstanding shares of Porch common stock (other than shares owned by Porch as treasury stock, dissenting shares and restricted shares), the In-The-Money Warrants, and the outstanding options, restricted stock units and unvested restricted shares of Porch will receive on a pro rata basis a portion of 5,000,000 restricted shares of New Porch common stock that will vest upon the achievement of certain earnout thresholds prior to the third anniversary of the closing of the merger.

Subject to the assumptions set forth herein under “Basis of Presentation and Glossary” and assuming that the merger effective date was        , 2020, the record date for the PTAC Special Meeting (the “PTAC record date”), the exchange ratio would have been approximately 0.48 of a share of New Porch common stock for each share of Porch common stock, except for any resulting fractional shares of New Porch common stock (which will instead be paid in cash in an amount equal to the fractional amount multiplied by the Reference Price). However, because the final merger consideration will be determined as of 10 business days prior to the closing of the merger, holders of PTAC common stock will not know at the time of the vote the number of shares that will be issued to holders of Porch common stock.

Q:     WHEN WILL THE MERGER BE COMPLETED?

A:     The parties currently expect that the merger will be completed during the fourth quarter of 2020. However, neither PTAC nor Porch can assure you of when or if the merger will be completed and it is possible that factors outside of the control of both companies could result in the merger being completed at a different time or not at all. PTAC must first obtain the approval of PTAC stockholders for each of the proposals set forth in this proxy statement/consent solicitation statement/prospectus for their approval (other than the Adjournment Proposal) and PTAC and Porch must also first obtain certain necessary regulatory approvals and satisfy other closing conditions. See “The Merger Agreement — Conditions to the Merger” beginning on page 179.

Q:     WHAT HAPPENS TO PORCH STOCKHOLDERS IF THE MERGER IS NOT COMPLETED?

A:     If the merger is not completed, Porch stockholders will not receive any consideration for their shares of Porch common stock and Porch preferred stock will not be converted into Porch common stock. Instead, Porch will remain an independent company. See “The Merger Agreement — Termination” and “Risk Factors” beginning on page 180 and page 27, respectively.

QUESTIONS AND ANSWERS ABOUT THE PTAC SPECIAL MEETING

Q:     WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:     PTAC stockholders are being asked to vote on the following proposals:

1.      the Business Combination Proposal;

2.      the Charter Proposals;

3.      the Director Election Proposal;

4.      the NASDAQ Proposal;

5.      the Incentive Plan Proposal; and

6.      the Adjournment Proposal.

If PTAC stockholders fail to approve the Business Combination Proposal or the NASDAQ Proposal, or, unless otherwise waived by Porch and PTAC, the Charter Proposals, the Director Election Proposal or the Incentive Plan Proposal, the merger will not occur. The Charter Proposals, the Director Election Proposal and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal and the NASDAQ Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

Q:     WHY IS PTAC PROPOSING THE MERGER?

A:     PTAC was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (collectively, a “business combination”).

On November 26, 2019, PTAC completed its initial public offering (“IPO”), generating gross proceeds of $172.5 million, which were placed in a trust account (the “Trust Account”). Since PTAC’s IPO, PTAC’s activity has been limited to the evaluation of business combination candidates.

Porch is a vertical software platform for the home, providing software and services to approximately 10,500 home services companies, such as home inspectors, moving companies, utility companies, warranty companies, and others. Porch helps these service providers grow their business and improve their customer experience. As a way to pay for the software and services, these companies connect their homebuyers to Porch, who in turn makes the moving process easier, helping consumers save time and make better decisions about critical services, including insurance, moving, security, TV/internet, home repair and improvement, and more.

The Porch board of directors believes that the proposed merger represents the best potential transaction for Porch to create greater value for Porch’s stockholders, while also providing greater liquidity by owning stock in a public company.

Based on its due diligence investigations of Porch and the industry in which it operates, including the financial and other information provided by Porch in the course of their negotiations in connection with the merger agreement, PTAC believes that Porch aligns well with the objectives laid out in its real estate technology investment thesis by providing a vertical software platform for the home services industry with a track record of significant revenue growth and attractive gross margin. As a result, PTAC believes that a merger with Porch will provide PTAC stockholders with an opportunity to participate in the ownership of a publicly-listed company with significant growth potential at an attractive valuation. See the section entitled “The Merger — Recommendation of the PTAC Board of Directors and Reasons for the Merger.”

Q:     DID THE PTAC BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE MERGER?

A:     PTAC’s board of directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the merger. PTAC’s officers, directors and advisors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of PTAC’s financial advisors, enabled them to make the necessary analyses and determinations regarding the merger. In addition, PTAC’s officers, directors and advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of PTAC’s board of directors and advisors in valuing Porch’s business.

Q:     DO I HAVE REDEMPTION RIGHTS?

A:     If you are a holder of Class A Common Stock, you have the right to demand that PTAC redeem such shares for a pro rata portion of the cash held in the Trust Account, which holds the proceeds of PTAC’s IPO, as of two (2) business days prior to the PTAC Special Meeting (including interest earned on the funds held in the Trust Account and not previously released to PTAC to pay taxes) upon the closing of the transactions contemplated by the merger agreement (such rights, “redemption rights”).

Notwithstanding the foregoing, a holder of Class A Common Stock, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption with respect to more than 15% of the Class A Common Stock. Accordingly, all shares of Class A Common Stock in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed.

Holders of the outstanding public warrants of PTAC do not have redemption rights with respect to such warrants in connection with the transactions contemplated by the Business Combination Proposal.

Under PTAC’s Existing Charter, the merger may be consummated only if PTAC has at least $5,000,001 of net tangible assets after giving effect to all holders of Class A Common Stock that properly demand redemption of their shares for cash.

Q:     WILL HOW I VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:     No. You may exercise your redemption rights whether you vote your shares of Class A Common Stock for or against, or whether you abstain from voting on, the Business Combination Proposal or any other proposal described in this proxy statement/consent solicitation statement/prospectus. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Class A Common Stock and no longer remain stockholders and the merger may be consummated even though the funds available from the Trust Account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders. With fewer shares of Class A Common Stock and public stockholders, the trading market for Class A Common Stock may be less liquid than the market for Class A Common Stock prior to the merger and PTAC may not be able to meet the listing standards of a national securities exchange. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into Porch’s business will be reduced and the amount of working capital available to New Porch following the merger may be reduced. Your decision to exercise your redemption rights with respect to shares of Class A Common Stock will have no effect on public warrants of PTAC you may also hold.

Q:     HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:     If you are a holder of Class A Common Stock and wish to exercise your redemption rights, you must demand that PTAC redeem your shares for cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock to PTAC’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system prior to the vote at the PTAC Special Meeting. Any holder of Class A Common Stock will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $173.2 million, or $10.04 per share, as of September 30, 2020). Such amount, including interest earned on the funds held in the Trust Account and not previously released to PTAC to pay its taxes, will be paid promptly upon consummation of the merger. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims that could take priority over those of PTAC’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a holder of Class A Common Stock, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the PTAC Special Meeting. If you deliver your shares for redemption to PTAC’s transfer agent and later decide prior to the PTAC Special Meeting not to elect redemption, you may request that PTAC’s transfer agent return the shares (physically or electronically).

Any corrected or changed proxy card or written demand of redemption rights must be received by PTAC’s transfer agent prior to the vote taken on the Business Combination Proposal at the PTAC Special Meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent prior to the vote at the PTAC Special Meeting.

If a holder of Class A Common Stock properly makes a request for redemption and the shares of Class A Common Stock are delivered as described to PTAC’s transfer agent as described herein, then, if the merger is consummated, PTAC will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your shares of Class A Common Stock for cash.

For a discussion of the material U.S. federal income tax considerations for holders of Class A Common Stock with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Consequences — Tax Consequences of a Redemption of PTAC Public Shares” beginning on page 202.

Q:     WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE MERGER?

A:     The net proceeds of PTAC’s IPO, together with funds raised from the private sale of warrants simultaneously with the consummation of PTAC’s IPO, were placed in the Trust Account immediately following PTAC’s IPO. After consummation of the merger, the funds in the Trust Account will be used to pay holders of the Class A Common Stock who exercise redemption rights, to pay fees and expenses incurred in connection with the merger (including aggregate fees of approximately $6,037,500 as deferred underwriting commissions related to PTAC’s IPO) and for Porch’s working capital and general corporate purposes, which may include future strategic transactions.

Q:     WHAT HAPPENS IF THE MERGER IS NOT CONSUMMATED?

A:     If PTAC does not complete the merger with Porch for any reason, PTAC would search for another target business with which to complete a business combination. If PTAC does not complete the merger with Porch or another target business by May 26, 2021, PTAC must redeem 100% of the outstanding shares of Class A Common Stock, at a per-share price, payable in cash, equal to the amount then held in the Trust Account divided by the number of outstanding shares of Class A Common Stock. The Sponsor has no redemption rights in the event a business combination is not effected in the required time period and, accordingly, its Founder Shares (as defined herein) will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to PTAC’s outstanding warrants. Accordingly, such warrants will expire worthless.

Q:     HOW DOES THE SPONSOR INTEND TO VOTE ON THE PROPOSALS?

A:     The Sponsor owns of record and is entitled to vote an aggregate of approximately 20% of the outstanding shares of PTAC common stock. The Sponsor has agreed to vote any Founder Shares and any shares of Class A Common Stock held by it as of the PTAC record date, in favor of the proposals. See “Other Agreements — PTAC Letter Agreement.”

Q:     WHAT CONSTITUTES A QUORUM AT THE PTAC SPECIAL MEETING?

A:     A majority of the voting power of the issued and outstanding PTAC common stock entitled to vote at the PTAC Special Meeting as of the PTAC record date must be present virtually or by proxy, at the PTAC Special Meeting to constitute a quorum and in order to conduct business at the PTAC Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The holders of the Founder Shares, who currently own approximately 20% of the issued and outstanding shares of Class A Common Stock, will count towards this quorum. In the absence of a quorum, the chairman of the PTAC Special Meeting has power to adjourn the PTAC Special Meeting. As of the PTAC record date,              shares of PTAC common stock would be required to achieve a quorum.

x

Q:     WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE PTAC SPECIAL MEETING?

A:     The Business Combination Proposal:    The affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which quorum is present, is required to approve the Business Combination Proposal. PTAC stockholders must approve the Business Combination Proposal in order for the merger to occur. If PTAC stockholders fail to approve the Business Combination Proposal or the NASDAQ Proposal, or, unless otherwise waived by Porch and PTAC, the Charter Proposals, the Director Election Proposal or the Incentive Plan Proposal, the merger will not occur. The Charter Proposals, the Director Election Proposal and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal and the NASDAQ Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal. As further discussed in the section entitled “Other Agreements — PTAC Letter Agreement,” beginning on page 182 of this proxy statement/consent solicitation statement/prospectus, the Sponsor and PTAC’s officers and directors have entered into an agreement with PTAC (the “Letter Agreement”) pursuant to which the Sponsor and PTAC’s officers and directors have agreed to vote shares representing approximately 20% of the aggregate voting power of the PTAC common stock in favor of the Business Combination Proposal.

The Charter Proposals:    The affirmative vote of a majority of the votes cast by Class A Common Stock then outstanding, voting separately as a single class, and the affirmative vote by the holders of a majority of the shares of Class B Common Stock outstanding, voting as a separate class, is required to approve Proposals 2, 3, 4 and 7. The affirmative vote of a majority of the votes cast by holders of PTAC common stock, voting together as a single class at a meeting where a quorum is present, is required to approve Proposals 5, 6 and 8. The merger is conditioned upon the approval of the Charter Proposals, subject to the terms of the merger agreement. Notwithstanding the approval of the Charter Proposals, if the merger is not consummated for any reason, the actions contemplated by the Charter Proposals will not be effected.

The Director Election Proposal:    Approval of the election of each of the nine (9) directors nominated in the Director Election Proposal requires a plurality of the votes cast by holders of common stock at a meeting at which a quorum is present. The merger is conditioned upon the approval of the Director Election Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the Director Election Proposal, if the merger is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

The NASDAQ Proposal:    The affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which quorum is present, is required to approve the NASDAQ Proposal. The merger is conditioned upon the approval of the NASDAQ Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the NASDAQ Proposal, if the merger is not consummated for any reason, the actions contemplated by the NASDAQ Proposal will not be effected.

The Incentive Plan Proposal:    The affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which quorum is present, is required to approve the Incentive Plan Proposal. The merger is conditioned upon the approval of the Incentive Plan Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the Incentive Plan Proposal, if the merger is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected.

The Adjournment Proposal:    The affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class, regardless of whether a quorum is present, is required to approve the Adjournment Proposal. The merger is not conditioned upon the approval of the Adjournment Proposal.

Q:     DO ANY OF PTAC’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF PTAC STOCKHOLDERS?

A:     PTAC’s executive officers and certain non-employee directors may have interests in the merger that may be different from, or in addition to, the interests of PTAC stockholders generally. The PTAC board of directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the merger agreement and in recommending that the merger agreement and the transactions contemplated thereby be approved by the stockholders of PTAC. See “The Merger — Interests of PTAC’s Directors and Officers in the Merger” beginning on page 162 of this proxy statement/consent solicitation statement/prospectus.

Q:     WHAT DO I NEED TO DO NOW?

A:     After carefully reading and considering the information contained in this proxy statement/consent solicitation statement/prospectus, please submit your proxies as soon as possible so that your shares will be represented at the PTAC Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

Q:     HOW DO I VOTE?

A:     If you are a stockholder of record of PTAC as of           , 2020, the PTAC record date, you may submit your proxy before the PTAC Special Meeting in any of the following ways, if available:

•        use the toll-free number shown on your proxy card;

•        visit the website shown on your proxy card to vote via the Internet; or

•        complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

Stockholders who choose to participate in the PTAC Special Meeting can vote their shares electronically during the meeting via live audio webcast by visiting https://www.cstproxy.com/proptechacquisition/sm2020. You will need the control number that is printed on your proxy card to enter the PTAC Special Meeting. PTAC recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the special meeting in lieu of the 2020 annual meeting starts.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the PTAC Special Meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:     WHEN AND WHERE IS THE PTAC SPECIAL MEETING?

A:     The PTAC Special Meeting of stockholders will be held on           , 2020, unless postponed or adjourned to a later date. In light of the novel coronavirus disease (referred to as “COVID-19”) pandemic and to support the well-being of PTAC’s stockholders and partners, the PTAC Special Meeting will be completely virtual. All PTAC stockholders as of the PTAC record date, or their duly appointed proxies, may attend the PTAC Special Meeting. Registration will begin at            Eastern Time.

Q:     HOW CAN PTAC’S STOCKHOLDERS ATTEND THE SPECIAL MEETING?

A:     As a registered shareholder, you received a Notice and Access instruction form or proxy card from Continental Stock Transfer & Trust Company (“CST”). Both forms contain instructions on how to attend the virtual PTAC Special Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact CST at the phone number or e-mail address below. CST’s contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual PTAC Special Meeting starting           , 2020 at            Eastern Time. Enter the URL address into your browser https://www.cstproxy.com/proptechacquisition/sm2020, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting. PTAC recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the special meeting in lieu of the 2020 annual meeting starts.

Beneficial investors, who own their investments through a bank or broker, will need to contact CST to receive a control number. If you plan to vote at the Special Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote CST will issue you a guest control number with proof of ownership. Either way you must contact CST for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing +1 877-770-3647 (toll-free) outside the U.S. and Canada +1 312-780-0854 (standard rates apply) when prompted enter the pin number 29902314#. This is listen-only, you will not be able to vote or enter questions during the meeting.

Q:     WHY IS THE SPECIAL MEETING A VIRTUAL MEETING?

A:     PTAC has decided to hold the PTAC Special Meeting virtually due to the COVID-19 pandemic; PTAC is sensitive to the public health and travel concerns of PTAC’s stockholders and employees and the protocols that federal, state and local governments may impose. PTAC believes that hosting a virtual meeting will enable greater stockholder attendance and participation from any location around the world.

Q:     WHAT IF DURING THE CHECK-IN TIME OR DURING THE SPECIAL MEETING I HAVE TECHNICAL DIFFICULTIES OR TROUBLE ACCESSING THE VIRTUAL MEETING WEBSITE?

A:     If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual stockholder meeting log in page.

Q:     IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:     If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to PTAC or by voting online at the PTAC Special Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of the NASDAQ, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the NASDAQ determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the PTAC Special Meeting are “non-routine” matters.

If you are a PTAC stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the NASDAQ Proposal, the Incentive Plan Proposal or the Adjournment Proposal. The failure of your broker to vote will be the equivalent of a vote “AGAINST” Charter Proposal Numbers 2, 3, 4 and 7, but will have no effect on the vote count for such other proposals.

Q:     WHAT HAPPENS IF I SELL MY SHARES OF CLASS A COMMON STOCK BEFORE THE PTAC SPECIAL MEETING?

A:     The record date for the PTAC Special Meeting will be earlier than the date of the consummation of the merger. If you transfer your shares of Class A Common Stock after the record date, but before the PTAC Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the PTAC Special Meeting. However, you will not be able to seek redemption of your shares of Class A Common Stock because you will no longer be able to deliver them for cancellation upon the consummation of the merger in accordance with the provisions described herein. If you transfer your shares of Class A Common Stock prior to the PTAC record date, you will have no right to vote those shares at the PTAC Special Meeting or redeem those shares for a pro rata portion of the proceeds held in the Trust Account.

Q:     WHAT IF I ATTEND THE PTAC SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:     For purposes of the PTAC Special Meeting, an abstention occurs when a stockholder attends the meeting online and does not vote or returns a proxy with an “abstain” vote.

If you are a PTAC stockholder that attends the PTAC Special Meeting virtually and fails to vote on the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the NASDAQ Proposal, the Incentive Plan Proposal or the Adjournment Proposal, your failure to vote will have the same effect as a vote “AGAINST” Charter Proposal Number 2, 3, 4 and 7, but will have no effect on the vote count for such other proposals. If you are a PTAC stockholder that attends the PTAC Special Meeting virtually and you respond to such proposals with an “abstain” vote, your “abstain” vote will have the same effect as a vote “AGAINST” each proposal.

Q:     WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:     If you sign and return your proxy card without indicating how to vote on any particular proposal, the PTAC stock represented by your proxy will be voted as recommended by the PTAC board of directors with respect to that proposal.

Q:     MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:     Yes. You may change your vote at any time before your proxy is voted at the PTAC Special Meeting. You may do this in one of three ways:

•        filing a notice with the corporate secretary of PTAC;

•        mailing a new, subsequently dated proxy card; or

•        by attending the PTAC Special Meeting virtually and electing to vote your shares online.

If you are a stockholder of record of PTAC and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to PropTech Acquisition Corporation, 3485 N. Pines Way, Suite 110 Wilson, WY 83014, and it must be received at any time before the vote is taken at the PTAC Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than 11:59 p.m. Eastern Time on           , 2020, or by voting online at the PTAC Special Meeting. Simply attending the PTAC Special Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your shares of PTAC common stock, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Q:     WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE PTAC SPECIAL MEETING?

A:     If you fail to take any action with respect to the PTAC Special Meeting and the merger is approved by stockholders and consummated, you will continue to be a stockholder of PTAC. Failure to take any action with respect to the PTAC Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the PTAC Special Meeting and the merger is not approved, you will continue to be a stockholder of PTAC while PTAC searches for another target business with which to complete a business combination.

Q:     WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:     Stockholders may receive more than one (1) set of voting materials, including multiple copies of this proxy statement/consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one (1) brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one (1) name, you will receive more than one (1) proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:     WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?

A:     If you have any questions about the proxy materials, need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/consent solicitation statement/prospectus or the enclosed proxy card, you should contact Morrow Sodali, the proxy solicitation agent for PTAC, toll-free at (800) 662-5200 (banks and brokers call (203) 658-9400) or email Morrow Sodali at PTAC.info@investor.morrowsodali.com.

QUESTIONS AND ANSWERS ABOUT PORCH’S CONSENT SOLICITATION

Q:     WHO IS ENTITLED TO GIVE A WRITTEN CONSENT FOR PORCH?

A:     Concurrent with the execution of the merger agreement, certain stockholders representing a majority of the then-outstanding shares of Porch preferred stock and a majority of the then-outstanding shares of Porch Series B Preferred Stock executed a written consent pursuant to which all of Porch’s issued and outstanding preferred stock will be converted into shares of Porch common stock immediately prior to the merger (the “Preferred Stock Conversion”) in accordance with fourth amended and restated certificate of incorporation of Porch (the “Porch charter”).

The holders representing a majority of the outstanding Porch common stock immediately after the Preferred Stock Conversion will be entitled to give consent using the form of written consent furnished with this proxy statement/consent solicitation statement/statement. The written consents solicited via this proxy statement/consent solicitation statement/prospectus will become effective following the Preferred Stock Conversion.

Q:     WHAT APPROVAL IS REQUIRED BY PORCH STOCKHOLDERS TO ADOPT THE MERGER AGREEMENT?

A:     The merger cannot be completed unless stockholders of Porch adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement. Adoption of the merger agreement requires the approval of the written consent of the holders of a majority of the outstanding shares of Porch common stock entitled to vote (including common stock issuable upon conversion of Porch preferred stock). Concurrent with the execution of the merger agreement, certain holders representing a majority of the Porch preferred stock and the Porch Series B Preferred Stock (determined on an as-converted basis) executed a written consent pursuant to which all of Porch’s issued and outstanding preferred stock will be converted immediately prior to the merger into shares of Porch common stock in accordance with the Porch charter. The Porch Seed Preferred Stock, Porch Series A Preferred Stock, Porch Series A-1 Preferred Stock, Porch Series A-2 Preferred Stock and Porch Series C Preferred Stock will be converted to Porch common stock on a one-to-one basis. The Porch Series B Preferred Stock will be converted to Porch common stock at an exchange ratio of approximately 1.0035:1. The written consents solicited via this proxy statement/consent solicitation statement/prospectus will become effective upon such conversion of the Porch preferred stock. As of the close of business on             , 2020, there were approximately              shares of Porch common stock (including the shares of Porch preferred stock on an as-converted basis) outstanding and entitled to vote.

Also concurrent with the execution of the merger agreement, certain holders representing a majority of each of the Porch preferred stock, the Series B Preferred Stock and the Porch common stock (determined on an as-converted basis) (“supporting holders”) entered into support agreements (the “support agreements”) with PTAC. Under the support agreements, the supporting holders agreed, among other things, to execute and deliver a written consent with respect to the outstanding shares of Porch common stock held by the supporting holders (after the conversion of Porch’s preferred stock into common stock described above), which represent approximately 67.7% of the outstanding voting power of Porch common stock (determined on an as-converted basis), adopting the merger agreement and approving the merger, subject to certain exceptions. For a more detailed description of the support agreement, see the section titled “Other Agreements — Support Agreements” beginning on page 182 of this proxy statement/consent solicitation statement/prospectus.

Q:     DO ANY OF PORCH’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF PORCH STOCKHOLDERS?

A:     Porch’s executive officers and certain non-employee directors may have interests in the merger that may be different from, or in addition to, the interests of Porch stockholders generally. The Porch board of directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the merger agreement and in recommending that the merger agreement be approved by the stockholders of Porch. See “The Merger — Interests of Porch Directors and Executive Officers in the Merger” beginning on page 163 of this proxy statement/consent solicitation statement/prospectus.

Q:     I AM AN EMPLOYEE OF PORCH WHO HOLDS EQUITY AWARDS OF PORCH. HOW WILL MY EQUITY AWARDS BE TREATED IN THE MERGER?

A:     As of the effective time of the merger, each outstanding option of Porch (whether vested or unvested) (a “Porch Option”) that you hold will convert into an option to receive a number of shares of New Porch common stock equal to the number of shares of Porch common stock subject to such option immediately prior to such conversion, multiplied by (a) (i) the aggregate value of the consideration to be allocated to holders of Porch common stock at the effective time divided by (ii) the aggregate number of shares of Porch common stock entitled to receive merger consideration, divided by (b) the Reference Price (such ratio, the “Exchange Ratio”), rounded down to the nearest whole share, and at an exercise price per share of New Porch common stock equal to the exercise price per share of Porch common stock subject to such option divided by the Exchange Ratio, rounded up to the nearest whole cent.

If you hold restricted stock units of Porch (“Porch RSUs”), each Porch RSU will, as of the effective time of the merger, convert into the right to receive an award of restricted stock units denominated in a number of shares of New Porch common stock equal to the number of shares of Porch common stock subject to such Porch RSU multiplied by the Exchange Ratio, rounded down to the nearest whole share.

If you hold restricted shares of Porch (“Porch Restricted Shares”), each Porch Restricted Share will convert into the right to receive an award of restricted shares denominated in a number of shares of New Porch common stock equal to the number of shares of Porch common stock subject to such Porch Restricted Share multiplied by the Exchange Ratio, rounded down to the nearest whole share.

If you hold a Porch Option, Porch RSUs and/or Porch Restricted Shares and you remain an active employee of Porch through the effective time, you will receive an allocation of Earnout Shares (as defined below).

Q:     HOW CAN I RETURN MY WRITTEN CONSENT?

A:     If you hold shares of Porch common stock and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Porch. Once you have completed, dated and signed your written consent, deliver it to Porch by emailing a .pdf copy of your written consent to legal@porch.com or by mailing your written consent to Porch at 2200 1st Avenue South, Suite 300, Seattle, Washington 98134, Attention: Paul Swegle. Porch does not intend to hold a stockholders’ meeting to consider the Business Combination Proposal, and, unless Porch decides to hold a stockholders’ meeting for such purposes, you will be unable to vote in person or virtually by attending a stockholders’ meeting.

Q:     WHAT IS THE DEADLINE FOR RETURNING MY WRITTEN CONSENT?

A:     The Porch board of directors has set          Eastern Time, on         , 2020 as the targeted final date for the receipt of written consents (the “target date”). The target date is the date on which Porch expects to receive the written consents of the supporting holders under the support agreements. Porch reserves the right to extend the final date for the receipt of written consents beyond               , 2020. Any such extension may be made without notice to Porch stockholders. Once a sufficient number of consents to adopt the merger agreement have been received, the consent solicitation will conclude.

Q:     WHAT OPTIONS DO I HAVE WITH RESPECT TO THE PROPOSED MERGER?

A:     With respect to the shares of Porch common stock and preferred stock that you hold, you may execute a written consent to approve the Business Combination Proposal. If you fail to execute and return your written consent, or otherwise withhold your written consent, it has the same effect as voting against the Business Combination Proposal. You may also dissent and demand appraisal of your shares. See “— Can I Dissent and Require Appraisal of My Shares?”

Q:     CAN I DISSENT AND REQUIRE APPRAISAL OF MY SHARES?

A:     If you are a Porch stockholder who does not approve the merger by delivering a written consent adopting the merger agreement, you will, by complying with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), be entitled to appraisal rights. Section 262 of the DGCL is attached to this proxy statement/consent solicitation statement/prospectus as Annex D. Failure to follow any of the statutory procedures set forth in Annex D may result in the loss or waiver of appraisal rights under Delaware law. Delaware law requires that, among other things, you send a written demand for appraisal to Porch after receiving a notice that appraisal rights are available to you, which notice will be sent to non-consenting Porch stockholders in the future. This proxy statement/consent solicitation statement/prospectus is not intended to constitute such a notice. Do not send in your demand before the date of such notice because any demand for appraisal made prior to your receipt of such notice may not be effective to perfect your rights. See the section titled “Appraisal Rights” beginning on page 234 of this proxy statement/consent solicitation statement/prospectus.

Q:     WHAT ARE THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO PORCH STOCKHOLDERS?

A:     The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”). The obligations of Porch and PTAC to complete the merger are not conditioned on the receipt of opinions from Sidley Austin LLP or Kirkland & Ellis LLP to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes and the merger will occur even if it does not so qualify. Neither Sidley Austin LLP nor Kirkland & Ellis LLP have been requested or intend to deliver any such opinion.

Neither Porch nor PTAC has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. If the merger failed to qualify as a “reorganization” under Section 368(a) of the Code, U.S. Holders (as defined below) of Porch common stock who receive shares of Class A Common Stock and cash consideration in exchange for shares of Porch common stock would be treated as if they sold their shares of Porch common stock in a fully taxable transaction.

Assuming the merger qualifies as a “reorganization,” U.S. Holders of Porch common stock who receive shares of Class A Common Stock and cash consideration in exchange for shares of Porch common stock will recognize gain (but not loss) on the exchange with respect to the shares of Porch common stock equal to the amount of cash consideration that such holder receives (excluding any cash received instead of a fractional share of Class A Common Stock), limited, however, by such holder’s total gain realized. The gain realized by a U.S. Holder on the exchange of shares of Porch common stock for shares of Class A Common Stock and cash in the Merger will be the excess (if any) of (A) (i) the sum of the fair market value of the shares of Class A Common Stock received plus (ii) the cash consideration received (excluding any cash received instead of a fractional share of Class A Common Stock), over (B) such holder’s adjusted tax basis in the shares of Porch common stock surrendered.

For additional information, please read the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 199. The tax consequences of the merger will depend on your particular facts and circumstances. Please consult your own tax advisor as to the tax consequences of the merger in your particular circumstance, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws.

Q:     SHOULD PORCH STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A:     No. Porch stockholders SHOULD NOT send in any stock certificates now. If the merger agreement is adopted and the merger is consummated, transmittal materials, with instructions for their completion, will be provided under separate cover to Porch stockholders who hold physical stock certificates and the stock certificates should be sent at that time in accordance with such instructions.

Q:     WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE CONSENT SOLICITATION?

A:     If you have any questions about the merger or how to return your written consent or letter of transmittal, or if you need additional copies of this proxy statement/consent solicitation statement/prospectus or a replacement written consent or letter of transmittal, you should contact Paul Swegle at legal@porch.com.

SUMMARY

This summary highlights selected information included in this proxy statement/consent solicitation statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Merger and the Merger Agreement (pages 145 and 167)

The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. We encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.

If the merger agreement is approved and adopted and the merger is subsequently completed, Merger Sub will merge with and into Porch, with Porch surviving the merger as a wholly owned subsidiary of PTAC.

Merger Consideration (page 167)

Immediately prior to the effective time, each share of Porch preferred stock issued and outstanding will be converted into a number of shares of Porch common stock in accordance with the fourth amended and restated certificate of incorporation of Porch (the “Porch charter”).

At the effective time of the merger, each outstanding share of Porch common stock, including common stock held by prior owners of Porch preferred stock (other than shares owned by Porch as treasury stock, dissenting shares and restricted shares) and each outstanding In-The-Money Warrant will be cancelled and converted into the right to receive a pro rata portion of (i) cash consideration of up to $30 million, as determined pursuant to the Cash Consideration Adjustment, (ii) a number of shares of New Porch common stock equal to (a) $471.5 million, net of adjustments for Porch’s net working capital, indebtedness, debt-like items and cash on hand and certain transaction expenses minus the aggregate amount of cash paid in clause (i) divided by (b) the Reference Price. Additionally, holders of the outstanding shares of Porch common stock (other than shares owned by Porch as treasury stock, dissenting shares and restricted shares), the In-The-Money Warrants, and the outstanding options, restricted stock units and unvested restricted shares of Porch held by active employees of Porch will receive on a pro rata basis a portion of 5,000,000 restricted shares of New Porch common stock that will vest upon the achievement of certain earnout thresholds prior to the third anniversary of the closing of the merger. The shares of New Porch common stock to be issued in the merger are referred to collectively as the “merger consideration.”

Recommendation of the Porch Board of Directors (page 157)

After consideration, the Porch board of directors adopted resolutions determining that the merger agreement, the merger contemplated by the merger agreement and the other transactions contemplated by the merger agreement were advisable, fair to and in the best interests of Porch and its stockholders, adopting and approving the merger agreement and the transactions contemplated thereby, including the merger and directing that the merger agreement be submitted to the holders of Porch common stock and preferred stock for consideration. The Porch board of directors recommends that Porch stockholders adopt the merger agreement by submitting a written consent and thereby approve the merger and the transactions contemplated by the merger agreement by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

For a description of various factors considered by the Porch board of directors in reaching its decision to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, see the section titled “The Merger — Recommendation of the Porch Board of Directors and Reasons for the Merger” beginning on page 157.

Recommendation of the PTAC Board of Directors (page 160)

The PTAC board of directors has unanimously determined that the merger, on the terms and conditions set forth in the merger agreement, is advisable and in the best interests of PTAC and its stockholders and has directed that the proposals set forth in this proxy statement/consent solicitation statement/prospectus be submitted to its stockholders for approval at the PTAC Special Meeting on the date and at the time and place set forth in this proxy statement/consent solicitation statement/prospectus. The PTAC board of directors unanimously recommends that PTAC’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the election of each of the nine (9) directors nominated in the Director Election Proposal, “FOR” the NASDAQ Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal (if necessary). See “The Merger — Recommendation of the PTAC Board of Directors and Reasons for the Merger” beginning on page 160.

Porch Solicitation of Written Consents (page 63)

Consents; Required Consents

Written consents from the holders of at least a majority of the voting power of the outstanding shares of Porch common stock (including preferred stock on an as converted basis) entitled to vote are required to adopt the Business Combination Proposal.

Concurrent with the execution of the merger agreement, certain holders representing a majority of the Porch preferred stock and the Porch Series B Preferred Stock (determined on an as-converted basis) executed a written consent pursuant to which all of Porch’s issued and outstanding preferred stock will be converted immediately prior to the merger into shares of Porch common stock in accordance with the Porch charter. The Porch Seed Preferred Stock, Porch Series A Preferred Stock, Porch Series A-1 Preferred Stock, Porch Series A-2 Preferred Stock and Porch Series C Preferred Stock will be converted to Porch common stock on a one-to-one basis. The Porch Series B Preferred Stock will be converted to Porch common stock at an exchange ratio of approximately 1.0035:1. The written consents solicited via this proxy statement/consent solicitation statement/prospectus will become effective upon such conversion of the Porch preferred stock.

Also concurrent with the execution of the merger agreement, those same supporting holders (determined on an as-converted basis) entered into support agreements with PTAC. Under the support agreements, the supporting holders agreed, among other things, to execute and deliver a written consent with respect to the outstanding shares of Porch common stock held by the supporting holders (after the conversion of Porch’s preferred stock into common stock in accordance with the Porch charter), which represent approximately 67.7% of the outstanding voting power of Porch common stock (determined on an as-converted basis), adopting the merger agreement and approving the merger, subject to certain exceptions. For a more detailed description of the support agreement, see the section titled “Other Agreements — Support Agreements” beginning on page 182 of this proxy statement/consent solicitation statement/prospectus.

Submission of Consents

You may consent to the Business Combination Proposal and the ancillary agreements with respect to your shares of Porch common stock or with respect to the shares of Porch common stock that will be issued to you upon the conversion of your preferred stock by completing, dating and signing the written consent enclosed with this proxy statement/consent solicitation statement/prospectus and returning it to Porch.

If you hold shares of Porch common stock or preferred stock and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Porch. Once you have completed, dated and signed the written consent, you may deliver it to Porch by emailing a .pdf copy to legal@porch.com or by mailing it to Porch at Porch.com, Inc. 2200 1st Avenue South, Suite 300, Seattle, Washington 98134, Attention: Paul Swegle.

Executing Consents

You may execute a written consent to approve of the Business Combination Proposal. A written consent to approve the Business Combination Proposal is equivalent to a vote for such proposal. If you fail to execute and return your written consent, or otherwise withhold your written consent, it has the same effect as voting against the Business Combination Proposal.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials to Porch stockholders is being borne by Porch. Officers and employees of Porch may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

PTAC Special Meeting of Stockholders (page 79)

The special meeting in lieu of the 2020 annual meeting of PTAC stockholders (the “PTAC Special Meeting”) will be held on           , 2020, at            Eastern Time, via a virtual meeting. At the PTAC Special Meeting, PTAC stockholders will be asked to approve the Business Combination Proposal, the Charter Proposal, the Director Election Proposal the NASDAQ Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary).

The PTAC board of directors has fixed the close of business on           , 2020 (“PTAC record date”) as the record date for determining the holders of PTAC common stock entitled to receive notice of and to vote at the PTAC Special Meeting. As of the PTAC record date, there were            shares of Class A Common Stock and 4,312,500 shares of Class B Common Stock outstanding and entitled to vote at the PTAC Special Meeting held by holders of record. Each share of PTAC common stock entitles the holder to one (1) vote at the PTAC Special Meeting on each proposal to be considered at the PTAC Special Meeting. As of the PTAC record date, the Sponsor and PTAC’s directors and executive officers and their affiliates owned and were entitled to vote 4,312,500 shares of PTAC common stock, representing approximately 20% of the shares of PTAC common stock outstanding on that date. PTAC currently expects that the Sponsor and its directors and officers will vote their shares in favor of the proposals set forth in this proxy statement/consent solicitation statement/prospectus, and, pursuant to an agreement entered into in connection with PTAC’s IPO, the Sponsor and PTAC’s directors have agreed to do so. As of the PTAC record date, Porch did not beneficially hold any shares of PTAC common stock.

A majority of the voting power of the issued and outstanding PTAC common stock entitled to vote at the PTAC Special Meeting must be present, online or represented by proxy, at the PTAC Special Meeting to constitute a quorum and in order to conduct business at the PTAC Special Meeting.

Approval of the Business Combination Proposal, Charter Proposal Numbers 5, 6 and 8, the NASDAQ Proposal and the Incentive Plan Proposal require the affirmative vote of a majority of the votes cast by holders of PTAC common stock, voting together as a single class at a meeting at which a quorum is present. Approval of Charter Proposal Numbers 2, 3, 4 and 7 requires the affirmative vote of a majority of the votes cast by holders of a majority of the Class A Common Stock then outstanding, voting separately as a single class and the affirmative vote by the holders of a majority of the shares of Class B Common Stock outstanding, voting as a separate class. Approval of the election of each of the nine (9) directors nominated in the Director Election Proposal requires a plurality of the votes cast by holders of common stock at a meeting at which a quorum is present. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of PTAC common stock, voting separately as a single class, regardless of whether a quorum is present. The PTAC board of directors has already approved each of the proposals.

If PTAC stockholders fail to approve the Business Combination Proposal or the NASDAQ Proposal or, unless otherwise waived by Porch and PTAC in accordance with the merger agreement, the Charter Proposals, the Director Election Proposal or the Incentive Plan Proposal, the merger will not occur. The Charter Proposals, the Director Election Proposal and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal and the NASDAQ Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

Porch’s Directors and Executive Officers Have Financial Interests in the Merger (page 163)

Certain of Porch’s executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of Porch’s stockholders. The members of the Porch board of directors were aware of and considered these interests to the extent that such interests existed at the time, among other matters, when they approved the merger agreement and recommended that Porch stockholders approve the Business Combination Proposal. See “The Merger — Interests of Porch Directors and Executive Officers in the Merger” beginning on page 163.

PTAC’s Directors and Executive Officers Have Financial Interests in the Merger (page 162)

Certain of PTAC’s executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of PTAC’s stockholders. The members of the PTAC board of directors were aware of and considered these interests, among other matters, when they approved the merger agreement and recommended that PTAC stockholders approve the proposals required to effect the merger. See “The Merger — Interests of PTAC’s Directors and Officers in the Merger” beginning on page 162.

Treatment of Porch Equity Awards (page 169)

As of the effective time, the following will occur with respect to Porch equity awards:

•        each outstanding option of Porch (whether vested or unvested) (a “Porch Option”) whose holder is providing services to Porch immediately prior to the effective time will convert into an option to receive a number of shares of New Porch common stock equal to the number of shares of Porch common stock subject to such option immediately prior to such conversion, multiplied by (a) (i) the aggregate value of the consideration to be allocated to holders of Porch common stock at the effective time divided by (ii) the aggregate number of shares of Porch common stock entitled to receive merger consideration, divided by (b) the Reference Price (such ratio, the “Exchange Ratio”), rounded down to the nearest whole share, and at an exercise price per share of New Porch common stock equal to the exercise price per share of Porch common stock subject to such option divided by the Exchange Ratio, rounded up to the nearest whole cent;

•        each Porch Option that is outstanding at such time and held by a Pre-Closing Holder who is not then providing services to Porch will be converted into a number of Porch common stock equal to the number of shares of Porch common stock subject to such option immediately prior to the effective time, to the extent vested and exercisable, minus (a) the number of shares of Porch common stock equal to the aggregate exercise price of such option and applicable withholding taxes payable upon the exercise thereof multiplied by (b) (i) the aggregate value of the consideration to be allocated to holders of Porch common stock at the effective time divided by (ii) the aggregate number of shares of Porch common stock entitled to receive merger consideration, rounded down to the nearest whole share;

•        each outstanding restricted stock unit of Porch (a “Porch RSU”) will convert into the right to receive an award of restricted stock units denominated in a number of shares of New Porch common stock equal to the number of shares of Porch common stock subject to such Porch RSU multiplied by the Exchange Ratio, rounded down to the nearest whole share;

•        each outstanding restricted share of Porch (a “Porch Restricted Share”) will convert into the right to receive an award of restricted shares denominated in a number of shares of New Porch common stock equal to the number of shares of Porch common stock subject to such Porch Restricted Share multiplied by the Exchange Ratio, rounded down to the nearest whole share; and

•        each active employee of Porch who is a Pre-Closing Holder who holds a Porch Option, Porch RSUs and/or Porch Restricted Shares will receive such holder’s allocation of the Earnout Shares (as defined below).

See “The Merger Agreement — Treatment of Porch Equity Awards.”

Regulatory Approval Required for the Merger (page 164)

Completion of the merger is subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). PTAC agreed to use its reasonable best efforts to obtain all required regulatory approval and Porch agreed to request early termination of any waiting period under the HSR Act. Early termination of the waiting period under the HSR Act was obtained, effective as of August 26, 2020, and notice of the same was subsequently posted to the Federal Trade Commission (the “FTC”) website. The regulatory approval to which completion of the merger is subject is described in more detail in the section of this proxy statement/consent solicitation statement/prospectus entitled “Regulatory Approval Required For The Merger” beginning on page 164.

Material United States Federal Income Tax Consequences of the Merger (page 199)

Porch and PTAC intend the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the merger so qualifies, then a U.S. holder of Porch common stock (including the shares of Porch common stock resulting from the conversion of Porch preferred stock described below) generally will recognize gain (but not loss) on the exchange with respect to the shares of Porch common stock equal to the amount of cash consideration that such holder receives (excluding any cash received instead of a fractional share of Class A Common Stock), limited, however, by such holder’s total gain realized. The gain realized by a U.S. holder on the exchange of shares of Porch common stock for shares of Class A Common Stock and cash in the Merger will be the excess (if any) of (A) (i) the sum of the fair market value of the shares of Class A Common Stock received plus (ii) the cash consideration received (excluding any cash received instead of a fractional share of Class A Common Stock), over (B) such holder’s adjusted tax basis in the shares of Porch common stock surrendered.

The tax consequences of the transactions to each Porch stockholder may depend on such holder’s particular facts and circumstances. Porch stockholders are urged to consult their tax advisors to understand fully the consequences to them of the transactions in their specific circumstances. For more information, see “Material U.S. Federal Income Tax Consequences” beginning on page 199.

Appraisal Rights (page 234)

Under Section 262 of the Delaware General Corporations Law (the “DGCL”), holders of shares of Porch common stock who do not consent to the adoption of the merger agreement and who otherwise follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid on the amount determined to be “fair value.” Porch stockholders considering seeking appraisal should be aware that the “fair value” of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares.

Any holder of shares of Porch common stock wishing to exercise appraisal rights must, within 20 days after the date of mailing of the notice of their right to demand appraisal, make a written demand for the appraisal of the stockholder’s shares to Porch (as the surviving corporation in the merger), and that stockholder must not submit a written consent approving the adoption of the merger agreement. Failure to follow the procedures specified under Section 262 of the DGCL may result in the loss of appraisal rights. See “Appraisal Rights” beginning on page 234 and Section 262 of the DGCL attached to this proxy statement/consent solicitation statement/prospectus as Annex D.

Conditions to the Merger (page 179)

Conditions to Each Party’s Obligations

The respective obligations of each of Porch and PTAC to complete the merger are subject to the satisfaction of the following conditions:

•        the applicable waiting period or consent under the HSR Act in respect of the transactions contemplated by the merger agreement shall have expired, been terminated or obtained;

•        there shall not have be in effect any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the transactions contemplated by the merger agreement and the ancillary documents thereto;

•        the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”), and shall not be the subject of any stop order or proceedings seeking a stop order or threat thereof from the SEC;

•        the New Porch common stock to be issued in connection with the merger shall be listed on the NASDAQ at closing, subject only to official notice of issuance thereof;

•        the approval by PTAC stockholders of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the NASDAQ Proposal and the Incentive Plan Proposal shall have been obtained in accordance with the DGCL, the requisite organizational documents and the rules and regulations of the NASDAQ and remain in effect;

•        the approval by the Porch stockholders of the merger agreement and the ancillary documents shall have been obtained and remain in effect; and

•        the approval by PTAC (as sole stockholder of Merger Sub) of the merger agreement shall have been obtained and remain in effect.

Conditions to Obligations of PTAC

The obligation of PTAC to complete the merger is also subject to the satisfaction, or waiver by Porch, of the following conditions:

•        the accuracy of the representations and warranties of Porch as of the date of the merger agreement and as of the closing date of the merger in all material respects;

•        each of the covenants of Porch to be performed or complied with as of or prior to the closing shall have been performed or complied with in all material respects;

•        no material adverse effect with respect to Porch shall have occurred which is continuing and uncured;

•        the receipt of a certificate signed by an officer of Porch certifying that the three preceding conditions have been satisfied;

•        the receipt of good standing certificates of Porch and its subsidiaries as of a date no later than 15 days prior to the closing date;

•        the receipt of a copy of the exchange agent agreement duly executed by Joe Hanauer, in his capacity as the representative of all Pre-Closing Holders (as defined in the Merger Agreement) (the “Holder Representative”) and the exchange agent;

•        the receipt of the written consent of the Porch stockholders, which shall remain in effect;

•        the receipt of the A&R RRA (as defined herein) duly executed by all of the Pre-Closing Holders party thereto; and

•        the conversion of the Porch preferred stock shall have occurred.

Conditions to Obligations of Porch

The obligation of Porch to complete the merger is also subject to the satisfaction or waiver by Porch of the following conditions:

•        the accuracy of the representations and warranties of PTAC as of the date of the merger agreement and as of the closing date of the merger in all material respects;

•        each of the covenants of PTAC to be performed or complied with as of or prior to the closing shall have been performed or complied with in all material respects;

•        the receipt of a certificate signed by an executive officer of PTAC certifying that the two preceding conditions have been satisfied;

•        the receipt of the investors rights agreement duly executed by PTAC and the Sponsor;

•        the receipt of a copy of the exchange agent agreement duly executed by PTAC, the Sponsor and the exchange agent;

•        the receipt of evidence that the Proposed Charter has been filed with the Secretary of State of Delaware;

•        the receipt of the A&R RRA (as defined herein) duly executed by PTAC and the Sponsor; and

•        the sum of the amount of cash proceeds to be distributed from the Trust Account plus the amount of cash proceeds from the PIPE Investment or additional third party financing shall be at least $100,000,000 (the “Minimum Cash Condition”).

No Solicitation (page 174)

Under the terms of the merger agreement, Porch has agreed not to (i) accept, initiate, respond to, encourage, entertain, solicit, negotiate, provide information with respect to or discuss other offers for the direct or indirect sale, merger, transfer, IPO, debt or equity refinancing or recapitalization of Porch (other than with respect to certain financing transactions specifically permitted by the interim operating covenants), any of its subsidiaries or any of its securities, business, properties or assets, or other offers that would require Porch to abandon the transactions contemplated by the merger agreement (an “Acquisition Proposal”); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, an Acquisition Proposal; (iii) enter into any contract regarding an Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any equity securities of Porch or its subsidiaries; or (v) otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing or seek to circumvent the prohibitions on engaging with an Acquisition Proposal.

Porch has agreed to promptly (and in any event within 48 hours of receipt) notify, in writing, PTAC of the receipt of any Acquisition Proposal of Porch or any of its subsidiaries of which Porch is aware, and to describe the terms and conditions of such Acquisition Proposal in reasonable detail to PTAC. Porch has also agreed to keep PTAC fully informed on a current basis of any modifications to such offer or information and to not (and cause its subsidiaries and their respective representatives not to) conduct any further discussion with, provide any information to, or enter any negotiations with such persons.

Porch agreed to immediately cease and cause to be terminated any discussions or negotiations with any persons other than PTAC and its representatives that may have been ongoing with respect to an Acquisition Proposal and has agreed, from the date of the merger agreement to the earlier of the merger or the termination of the merger agreement in accordance with its terms, not to (and to cause its subsidiaries and their respective representatives not to), directly or indirectly issue or execute an indication of interest, memorandum of understanding, a letter of intent, or any other similar agreement with respect to a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination other than with respect to the merger.

Termination (page 180)

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after adoption of the merger agreement by Porch’s stockholders or approval of the proposals required to effect the merger by PTAC’s stockholders.

Mutual termination rights.

The merger agreement may be terminated and the transactions contemplated thereby abandoned:

•        by written consent of Porch and PTAC;

•        by written notice from either Porch or PTAC to the other if the closing has not occurred on or prior to January 31, 2021 for any reason other than delay and/or nonperformance of the party seeking such termination; and

•        by written notice from either Porch or PTAC to the other if a governmental authority has issued an order or taken an action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the merger agreement or any ancillary document and such order has become final and nonappealable.

Porch termination rights.

The merger agreement may be terminated and the transactions contemplated thereby abandoned prior to the closing, by written notice to PTAC from Porch if Porch is not in breach of the closing conditions applicable to it in the merger agreement and if the representations and warranties of PTAC are not true and correct or if PTAC has failed to perform any covenant or agreement to be performed by PTAC in such a way that the conditions to closing in the merger agreement would not be satisfied and such breach or breaches are not or cannot be cured before the earlier of 30 days after written notice is delivered to PTAC and January 31, 2021.

PTAC termination rights.

The merger agreement may be terminated and the transactions contemplated thereby abandoned:

•        prior to the closing, by written notice to Porch from PTAC if PTAC is not in breach of the closing conditions applicable to it in the merger agreement and if the representations and warranties of Porch are not true and correct or if Porch has failed to perform any covenant or agreement to be performed by Porch in such a way that the conditions to closing in the merger agreement would not be satisfied and such breach or breaches are not or cannot be cured before the earlier of 30 days after written notice is delivered to Porch and January 31, 2021; and

•        if the written consent of holders of Porch preferred stock relating to the conversion of Porch preferred stock into Porch common stock becomes no longer valid or is wholly or partially revoked or rescinded at any time.

PTAC Letter Agreement (page 182)

Pursuant to the terms of a letter agreement (the “Letter Agreement”) entered into with PTAC, the Sponsor and PTAC’s officers and directors have agreed to vote any Founder Shares held by them and any shares of Class A Common Stock purchased during or after PTAC’s IPO in favor of an initial business combination. The Sponsor, PTAC’s officers and directors and their permitted transferees own at least 20% of its outstanding common stock entitled to vote thereon. The quorum and voting thresholds at the PTAC Special Meeting and the Letter Agreement may make it more likely that PTAC will consummate the merger. In addition, pursuant to the terms of the Letter Agreement, the Sponsor and PTAC’s officers and directors have agreed to waive their redemption rights with respect to any Founder Shares and any shares of Class A Common Stock held by them in connection with the completion of a business combination. See “Other Agreements — PTAC Letter Agreement.”

Other Agreements (page 182)

Subscription Agreements

In connection with the execution of the merger agreement, each of PTAC and certain third-party investors (the “PIPE Investors”) entered into subscription agreements (the “PIPE Agreements”) pursuant to which the PIPE Investors have respectively subscribed for 15,000,000 newly-issued shares of Class A Common Stock to be issued at the closing of the merger. The obligations to consummate the subscriptions contemplated by the PIPE Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the merger as set forth in the PIPE Agreements.

Support Agreements

Concurrent with the execution of the merger agreement, certain holders representing a majority of each of the Porch preferred stock, the Series B Preferred Stock and the Porch common stock (determined on an as-converted basis) entered into support agreements with PTAC. Under the support agreements, the supporting holders agreed, among other things, to execute and deliver a written consent with respect to the outstanding shares of Porch common stock held by the supporting holders (after the conversion of Porch’s preferred stock into common stock in accordance with the Porch charter as amended), which represent approximately 67.7% of the outstanding voting power of Porch common stock (determined on an as-converted basis), adopting the merger agreement and approving the merger, subject to certain exceptions. See “Other Agreements — Support Agreements.”

Amended and Restated Registration Rights Agreement

In connection with the consummation of the merger, New Porch will enter into an amended and restated registration rights agreement (the “A&R RRA”) with PTAC, the Sponsor and certain other stockholders of New Porch, which will provide for customary “demand” and “piggyback” registration rights for certain stockholders. The A&R RRA will become effective upon the consummation of the merger. See “Other Agreements — Amended and Restated Registration Rights Agreement.”

Listing (page 190)

The Class A Common Stock is listed on the NASDAQ under the symbol “PTAC.” Following the merger, New Porch common stock (including common stock issuable in the merger) will be listed on the NASDAQ under the symbol “PRCH.”

Comparison of Stockholders’ Rights (page 206)

Following the merger, the rights of public holders who become New Porch stockholders in the merger will no longer be governed by PTAC’s Existing Charter and bylaws and instead will be governed by New Porch’s Proposed Charter and amended and restated bylaws. See “Comparison of Stockholders’ Rights” beginning on page 206.

Information about PTAC (page 85)

PTAC is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Class A Common Stock, units and warrants are currently listed on the NASDAQ under the symbols “PTAC,” “PTACU,” and “PTACW,” respectively. The mailing address of PTAC’s principal executive office is 3485 N. Pines Way, Suite 110 Wilson, WY 83014 and the telephone number of PTAC’s principal executive office is (310) 954-9665.

Information about Porch (page 98)

Porch is a vertical software platform for the home, providing software and services to approximately 10,500 home services companies, such as home inspectors, moving companies, utility companies, warranty companies, and others. Porch helps these service providers grow their business and improve their customer experience. As a way to pay for the software and services, these companies connect their homebuyers to Porch, who in turn makes the moving process easier, helping consumers save time and make better decisions about critical services, including insurance, moving, security, TV/internet, home repair and improvement, and more.

Porch was formed as a corporation under the laws of the State of Delaware on December 22, 2011. Porch’s principal executive offices are located at Porch.com, Inc., 2200 1st Avenue South, Suite 300, Seattle, Washington 98134, and Porch’s telephone number is (855) 767-2400.

Summary of the Transactions

Set forth below is a summary of transactions that are contemplated to occur in connection with following the merger.

Conversion of Equity Interests

Immediately prior to the effective time:

•        each share of Porch preferred stock issued and outstanding will be converted into shares of Porch common stock in accordance with the Porch charter; and

•        each outstanding option of Porch whose holder is no longer providing services to Porch will be converted into a number of shares of Porch common stock equal to the number of shares of Porch common stock subject to such option immediately prior to the effective time, to the extent vested and exercisable, minus (a) the number of shares of Porch common stock equal to the aggregate exercise price of such option and applicable withholding taxes payable upon the exercise thereof multiplied by (b) (i) the aggregate value of the consideration to be allocated to holders of Porch common stock at the effective time divided by (ii) the aggregate number of shares of Porch common stock entitled to receive merger consideration, rounded down to the nearest whole share.

In addition, as of the effective time:

•        each outstanding share of Porch common stock, including common stock held by prior owners of Porch preferred stock (other than shares owned by Porch as treasury stock, dissenting shares and restricted shares) and each outstanding In-The-Money Warrant will be cancelled and converted into the right to receive a pro rata portion of (i) cash consideration of up to $30 million, as determined pursuant to the Cash Consideration Adjustment, (ii) a number of shares of New Porch common stock equal to (a) $471.5 million, net of adjustments for Porch’s net working capital, indebtedness, debt-like items and cash on hand and certain transaction expenses minus the aggregate amount of cash paid in clause (i) divided by (b) an amount equal to the amount of cash on deposit in PTAC’s trust account as of the close of business on two (2) business days prior to closing divided by the number of outstanding shares of Class A Common Stock (the amount in this clause (ii)(b) being referred to as the “Reference Price”). Additionally, holders of the outstanding shares of Porch common stock (other than shares owned by Porch as treasury stock, dissenting shares and restricted shares), the In-The-Money Warrants, and the outstanding options, restricted stock units and unvested restricted shares of Porch held by active employees of Porch will receive on a pro rata basis a portion of 5,000,000 restricted shares of New Porch common stock that will vest upon the achievement of certain earnout thresholds prior to the third anniversary of the closing of the merger and, for active employees only, if continuous employment requirements are satisfied;

•        each outstanding option of Porch (whether vested or unvested) whose holder is providing services to Porch immediately prior to the effective time will convert into an option to receive a number of shares of New Porch common stock equal to the number of shares of Porch common stock subject to such option immediately prior to such conversion, multiplied by the Exchange Ratio, rounded down to the nearest whole share;

•        each outstanding Porch RSU will convert into the right to receive an award of restricted stock units denominated in a number of shares of New Porch common stock equal to the number of shares of Porch common stock subject to such Porch RSU multiplied by the Exchange Ratio, rounded down to the nearest whole share; and

•        each outstanding Porch Restricted Share will convert into the right to receive an award of restricted shares denominated in a number of shares of New Porch common stock equal to the number of shares of Porch common stock subject to such Porch Restricted Share multiplied by the Exchange Ratio, rounded down to the nearest whole share.

See “The Merger Agreement — Treatment of Porch Equity Awards.”

We refer these transactions, together with the merger and the other transactions contemplated by the merger agreement as the “merger transactions.”

PIPE Investment

Contemporaneously with the execution and delivery of the merger agreement, PTAC and the PIPE Investors entered into the PIPE Agreements pursuant to which the PIPE Investors have committed (the “PIPE Investment”), on the terms and subject to the conditions of the PIPE Agreements, to subscribe for and purchase 15,000,000 shares of PTAC common stock from PTAC for consideration in an aggregate amount of $150 million (such amount the “PIPE Investment Amount”). For more information, see “PTAC Proposals — Proposal No. 10 — The NASDAQ Proposal.”

Summary of Risk Factors

You should consider all the information contained in this proxy statement/consent solicitation statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/consent solicitation statement/prospectus. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. Such risks include, but are not limited to:

Risks Relating to Porch’s Business and Industry

•        Our brands and businesses operate in an especially competitive and evolving industry.

•        Our success depends, in part, on our ability to access, collect and use personal data about consumers.

•        We may not be able to protect our systems, technology and infrastructure from cyberattacks and cyberattacks experienced by third parties may adversely affect us.

•        We identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

•        We have a history of losses, and we may be unable to achieve or sustain profitability.

•        The global outbreak of COVID-19 and other similar outbreaks has adversely affected our business, financial condition and results of operations.

•        We rely on our ability to reach homebuyers earlier than our competitors via proprietary relationships with home services companies and other commercial partners. Our competitors could find ways to reach homebuyers earlier than us.

•        Our insurance business is subject to state governmental regulation, which could limit the growth of our insurance business and impose additional costs on us.

•        Our limited operating history makes it difficult to evaluate our current business and future prospects.

•        If the market for SaaS software applications develops more slowly than we expect or declines, our business would be adversely affected.

•        Our brands and businesses are sensitive to general economic events or trends, particularly those that adversely impact consumer confidence and spending behavior.

•        We will incur increased costs as a result of being a public company.

•        Our moving services business is subject to state regulations and certain state regulatory structures do not address our business model for moving services. Compliance with required licensure and other regulatory requirements could be costly and any inability to comply could harm our business.

•        Insurance revenue recognition and changes within our insurance business may create a fluctuation of our business results and expose us to additional risks.

Risks Relating to the Merger

•        Because the market price of shares of New Porch common stock will fluctuate, Porch’s stockholders cannot be sure of the value of the merger consideration they will receive.

•        PTAC stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

•        Porch’s independent auditors have expressed doubt about Porch’s ability to continue as a going concern, and neither Porch nor PTAC can assure you that the consummation of the merger will eliminate this concern.

•        The market price of shares of New Porch common stock after the merger may be affected by factors different from those currently affecting the prices of shares of Class A Common Stock.

•        PTAC has not obtained an opinion from an independent investment banking firm, and consequently, there is no assurance from an independent source that the merger consideration is fair to its stockholders from a financial point of view.

•        The consummation of the merger is subject to a number of conditions and if those conditions are not satisfied or waived, the merger agreement may be terminated in accordance with its terms and the merger may not be completed.

•        The merger will result in changes to the board of directors of New Porch that may affect the strategy of New Porch.

•        The unaudited pro forma condensed combined financial information included in this proxy statement/consent solicitation statement/prospectus is preliminary and the actual financial condition and results of operations after the merger may differ materially.

•        Because of PTAC’s limited resources and the significant competition for business combination opportunities, it may be more difficult for it to complete the initial business combination. If PTAC is unable to complete the initial business combination, its public stockholders may receive only approximately $10.04 per share on its redemption of its shares of Class A Common Stock, or less than such amount in certain circumstances based on the balance of its Trust Account (as of June 30, 2020), and its warrants will expire worthless.

•        PTAC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for PTAC to consummate an initial business combination with which a substantial majority of PTAC’s stockholders do not agree.

•        PTAC stockholders may be held liable for claims by third parties against PTAC to the extent of distributions received by them upon redemption of their shares.

•        PTAC’s ability to successfully effect the merger and the other transactions contemplated by the merger agreement and New Porch’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Porch, all of whom PTAC expects to stay with the combined company following the consummation of the merger. Any loss of such key personnel could negatively impact the operations and financial results of the combined business.

Additional Risks Relating to Ownership of New Porch Common Stock Following the Merger

•        NASDAQ may delist New Porch’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject New Porch to additional trading restrictions.

•        New Porch’s stock price may change significantly following the merger and you could lose all or part of your investment as a result.

•        Because there are no current plans to pay cash dividends on New Porch’s common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

•        Future sales, or the perception of future sales, by New Porch or its stockholders in the public market following the merger could cause the market price for New Porch’s common stock to decline.

•        Certain of New Porch’s stockholders, including the Sponsor, may engage in business activities which compete with New Porch or otherwise conflict with New Porch’s interests.

Organizational Structure

The following diagrams illustrate, in a simplified form, the ownership structure of Porch and PTAC as of the date of this proxy statement/consent solicitation statement/prospectus.

PTAC

Stockholders of Founder Shares (including the Sponsor)
Public Stockholders
~20%
~80%
Proptech Acquisition Corporation
PTAC Merger Sub Corporation

PORCH

Porch.com, Inc.(1)(2)
GoSmith, Inc.
Done.com Holdings, Inc.
Inspection Support LLC
Serviz.com, Inc.
Hire a Helper LLC
Elite Insurance Group, Inc.
HireAHelper Corporate Relocation, LLC

__________

(1)      Porch has a widely dispersed shareholder base and, according to data reported by Porch, as of September 2020, has approximately 800 securityholders. According to data provided by Porch as of September 30, 2020, Porch’s largest shareholder is its co-founder and CEO, Matthew Ehrlichman, who (together with his affiliates) holds approximately 32.03% of Porch’s shares (on a fully diluted basis). No other shareholder holds more than approximately 9.16% (VPI Equity Holdings, LLC). Additionally, Porch’s capitalization is broken up into: (i) common stock (representing approximately 22.27% of Porch’s shares on a fully diluted basis and 39.48% held by West Equities, LLC, an affiliate of Mr. Ehrlichman, with the remainder held by several hundred holders), (ii) Series A, Series A-1 and Series A-2 preferred stock (collectively representing approximately 15.82% of Porch’s shares on a fully diluted basis and 50.76% held by Mr. Ehrlichman and his affiliates, with the remainder held by 47 other shareholders), (iii) Series B preferred stock (representing approximately 11.93% of Porch’s shares on a fully diluted basis and 41.50% held by VPI Equity Holdings, LLC, with the remainder held by 41 shareholders), (iv) Series C preferred stock (representing approximately 7.13% of Porch’s shares on a fully diluted basis and 18.40% held by Cinch Home Services, Inc., with the remainder held by 24 shareholders) and (v) Series Seed preferred stock (representing approximately 13.1% of Porch’s shares on a fully diluted basis and approximately 31.87% held by West Equities, LLC, with the remainder held by 34 shareholders). There are also warrants, convertible debt, options and restricted common stock (accounting for the remainder of the fully diluted share).

(2)      Certain subsidiaries of Porch omitted.

The following diagram illustrates, in a simplified form, the ownership structure of New Porch immediately following consummation of the merger, assuming that no shares of Class A Common Stock are redeemed. See “— Ownership of New Porch.”

____________

(1)      Subsidiaries of Porch omitted.

Ownership of New Porch

As of the date of this proxy statement/consent solicitation statement/prospectus, there are              shares of PTAC common stock issued and outstanding, including 4,312,500 shares of Class B Common Stock, which will be converted into shares of Class A Common Stock on a one-for-one basis. As of the date of this proxy statement/consent solicitation statement/prospectus, there are an aggregate of 8,625,000 public warrants and 5,700,000 private placement warrants outstanding. Each whole warrant entitles the holder thereof to purchase one (1) share of Class A Common Stock. Therefore, as of the date of this proxy statement/consent solicitation statement/prospectus (without giving effect to the merger and assuming no redemptions), assuming that each outstanding warrant is exercised and one (1) Class A Common Stock is issued as a result of such exercise, the PTAC fully-diluted stock capital would be              shares of common stock.

The following table illustrates varying beneficial ownership levels in New Porch immediately following the consummation of the transactions assuming the levels of redemptions by the public stockholders indicated:

	Share Ownership in New Porch(1)
	No Redemptions(2)		Maximum Possible Redemption(3)
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
	(in millions)		(in millions)
Former equityholders of Porch	45.9	54.5%	47.9	69.5%
PTAC’s public stockholders	17.3	20.5%	—	—
Holders of PTAC’s Class B Common Stock	4.3	5.1%	4.3	6.3%
PIPE Investors	15.0	17.8%	15.0	21.7%
Other(4)	1.7	2.1%	1.7	2.5%

____________

(1)      Percentages may not sum to 100% due to rounding. Figures and percentages do not give effect to the shares reserved for issuance under the Incentive Plan. See “Proposal No. 11 — The Incentive Plan Proposal” for additional information. See “Basis of Presentation and Glossary” for additional information with respect to assumptions underlying New Porch share calculations and ownership percentages.

(2)      This scenario assumes that no shares of Class A Common Stock are redeemed.

(3)      This scenario assumes that 17,250,000 shares of Class A Common Stock are redeemed for an aggregate payment of approximately $173.2 million from the Trust Account, which is the maximum amount of redemptions that would satisfy PTAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing.

(4)      Consists of $17.4 million advisory fee payable in New Porch common stock to Financial Technology Partners, LP, financial advisor to Porch, 150,000 shares of which will vest upon the achievement of the same share price thresholds that apply to the Earnout Shares issuable to Pre-Closing Holders in the merger.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF PTAC

The following table sets forth summary historical financial information derived from PTAC’s (i) unaudited financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for and as of the nine (9) months ended September 30, 2020 and (ii) audited financial statements as of December 31, 2019 and for the period from July 31, 2019 (inception) through December 31, 2019. You should read the following summary financial information in conjunction with the section entitled “PTAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and PTAC’s financial statements and related notes appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.

We have neither engaged in any operations nor generated any revenue to date. Our only activities from inception through September 30, 2020 were organizational activities and those necessary to complete our IPO and identifying a target company for a business combination. We do not expect to generate any operating revenue until after the completion of the merger.

	For the period from July 31, 2019 (inception) through December 31, 2019	For the nine months ended September 30, 2020
Statements of Operations Data:
Net income (loss)	$32,110	$(2,773,892)
Weighted average shares outstanding of Class A Common Stock	17,250,000	17,250,000
Basic and diluted net income per share, Class A	$0.01	$0.04

Cash Flow Data:
Net cash used in operating activities	(282,841)	(1,051,495)
Net cash provided by (used in) investing activities	(172,500,000)	545,588
Net cash provided by financing activities	174,195,742	—
	December 31, 2019	September 30, 2020
Balance Sheets Data (end of period):
Total current assets	$1,630,467	$1,234,172
Investments held in Trust Account	172,738,705	173,197,766
Total assets	$174,369,172	174,431,938
Total liabilities	6,208,320	9,044,978
Class A Common Stock, 0.0001 par value; 100,000,000 shares authorized; 933,915 issued and outstanding (excluding 16,316,085 shares subject to possible redemption)	93	121
Class B Common Stock, $0.0001 par value; 10,000,000 shares authorized; 4,312,500 shares issued and outstanding	431	431
Commitments	163,160,850	160,386,950
Total stockholders’ equity	5,000,002	5,000,010
Total liabilities and stockholders’ equity	$174,369,172	$174,431,938

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF PORCH

The following selected historical consolidated financial information and other data for Porch set forth below should be read in conjunction with “Porch’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Porch’s historical consolidated financial statements and the related notes thereto contained elsewhere in this proxy statement/consent solicitation statement/prospectus.

The selected historical consolidated financial information and other data presented below for the years ended December 31, 2018 and 2019, and the selected consolidated balance sheet and other data as of December 31, 2019 have been derived from Porch’s audited consolidated financial statements included in this proxy statement/consent solicitation statement/prospectus.

The selected consolidated financial data as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019 have been derived from Porch’s unaudited condensed consolidated financial statements included in this proxy statement/consent solicitation statement/prospectus. The unaudited financial data presented have been prepared on a basis consistent with Porch’s audited consolidated financial statements. In the opinion of Porch’s management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2018	2020	2019
	(in thousands)
Statement of Operations Data:
Total revenue(1)	$77,595	$54,137	$53,703	$59,253
Total costs and expenses	(165,717)	(103,394)	(75,916)	(134,273)
Loss from operations	(88,122)	(49,257)	(22,213)	(75,020)
Other expenses:
Interest expense	(7,134)	(3,706)	(10,329)	(4,801)
Other income (expense), net	(7,967)	2,488	(973)	(2,964)

Loss before income taxes	(103,223)	(50,475)	(33,515)	(82,785)
Income tax expense (benefit)	96	(558)	33	54

Net loss(2)	$(103,319)	$(49,917)	$(33,548)	$(82,839)

Divested Businesses — Additional Information

____________

(1)      Total revenue in the years ended December 31, 2019 and 2018 includes revenue from divested Porch businesses of $22,171 and $17,747, respectively. Total revenue in the nine months ended September 30, 2020 and 2019 includes revenue from divested Porch businesses of $4,334 and $18,336, respectively.

(2)      Net loss in the years ended December 31, 2019 and 2018 includes net losses attributable to divested Porch businesses of $7,225 and $4,848, respectively. Net loss in the nine months ended September 30, 2020 and 2019 includes net losses attributable to divested Porch businesses of $2,203 and $5,218, respectively.

	As of December 31,		As of September 30, 2020
	2019	2018
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,179	$4,236	$137
Working capital deficit	(47,288)	(65,494)	(59,409)

Total assets	48,468	56,596	54,320
Total debt	61,120	58,484	77,979
Total stockholders’ deficit	(216,253)	(149,842)	(245,948)
	As of December 31,		As of September 30, 2020
	2019	2018
	(in thousands)
Statement of Cash Flows Data:
Net cash used in operating activities	$(29,335)	$(30,520)	$(17,015)
Net cash used in investing activities	(5,208)	(7,549)	(3,852)
Net cash provided by financing activities	34,486	35,749	21,825

SUMMARY UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the merger and the other transactions contemplated by the merger agreement described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”. The merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, PTAC will be treated as the “acquired” company for accounting purposes and the business combination will be treated as the equivalent of Porch issuing stock for the net assets of PTAC, accompanied by a recapitalization. The net assets of PTAC will be stated at historical cost, with no goodwill or other intangible assets recorded. The summary unaudited pro forma condensed combined balance sheet data as of September 30, 2020 gives pro forma effect to the merger and the other transactions contemplated by the merger agreement as if they had occurred on September 30, 2020. The summary unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2020 and year ended December 31, 2019 give pro forma effect to the merger and the other transactions contemplated by the merger agreement as if they had occurred on January 1, 2019.

The summary pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this proxy statement/consent solicitation statement/prospectus and the accompanying notes. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical consolidated financial statements of PTAC and Porch and related notes included in this proxy statement/consent solicitation statement/prospectus. The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger and the other transactions contemplated by the merger agreement been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of the combined company.

The following table presents summary pro forma data after giving effect to the merger and the other transactions contemplated by the merger agreement, assuming two redemption scenarios as follows:

•        Assuming No Redemption:    This scenario assumes that no shares of Class A Common Stock are redeemed; and

•        Assuming Maximum Possible Redemption:    This scenario assumes that 17,250,000 shares of Class A Common Stock are redeemed for an aggregate payment of approximately $173.2 million from the Trust Account, which is the maximum amount of redemptions that would satisfy PTAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing.

	Unaudited Combined Pro Forma
	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Possible Redemption)
	(in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data
Nine Months Ended September 30, 2020
Revenue	$53,703	$53,703
Basic and diluted net loss per share, Class A	$(0.39)	$(0.53)
Weighted average Class A shares outstanding – basic and diluted	75,571,319	60,313,351

Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data
Year Ended December 31, 2019
Revenue	$77,595	$77,595
Basic and diluted net loss per share, Class A	$(1.58)	$(1.93)
Weighted average Class A shares outstanding – basic and diluted	75,571,319	60,313,351

Summary Unaudited Pro Forma Condensed Combined
Balance Sheet Data as of September 30, 2020
Total assets	$234,107	$125,882
Total liabilities	$47,673	$86,045
Total stockholders’ equity	$186,434	$39,837

UNAUDITED HISTORICAL COMPARATIVE AND PRO FORMA COMBINED PER SHARE
DATA OF PTAC AND PORCH

The following table sets forth selected historical comparative share information for PTAC and Porch and unaudited pro forma condensed combined per share information of New Porch after giving effect to the merger, assuming two redemption scenarios as follows:

•        Assuming No Redemption:    This scenario assumes that no shares of Class A Common Stock are redeemed; and

•        Assuming Maximum Possible Redemption:    This scenario assumes that 17,250,000 shares of Class A Common Stock are redeemed for an aggregate payment of approximately $173.2 million from the Trust Account, which is the maximum amount of redemptions that would satisfy PTAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing.

The pro forma book value information reflects the merger as if it had occurred on September 30, 2020. The weighted average shares outstanding and net earnings per share information give pro forma effect to the merger and the other transactions contemplated by the merger agreement as if they had occurred on January 1, 2019.

This information is only a summary and should be read together with the selected historical financial information included elsewhere in this proxy statement/consent solicitation statement/prospectus, and the historical financial statements of PTAC and Porch and related notes that are included elsewhere in this proxy statement/consent solicitation statement/prospectus. The unaudited pro forma combined per share information of PTAC and Porch is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of PTAC and Porch would have been had the companies been combined during the periods presented.

			Unaudited Combined Pro Forma		Porch Equivalent Pro Forma Per Share Data(2)
	PTAC (Historical)	Porch (Historical)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Possible Redemption)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Possible Redemption)
	(in actuals)
As of and for the Nine Months Ended September 30, 2020
Book Value per share(1)	$0.23	$(10.59)	$2.47	$0.66	$1.18	$0.32
Weighted average shares outstanding of PTAC Class A common stock – basic and diluted	17,250,000		75,571,319	60,313,351	37,428,819	39,420,851
Weighted average shares outstanding of PTAC Class B common stock – basic and diluted	4,312,500
Weighted average shares outstanding of Porch common stock – basic and diluted		23,228,545
Net income (loss) per share of Class A common stock – basic and diluted	$0.04		$(0.39)	$(0.53)	$(0.19)	$(0.25)
Net loss per share of Class B common stock – basic and diluted	$(0.80)
Net loss per share of Porch common stock – basic and diluted		$(1.44)
As of and for the Year Ended December 31, 2019
Weighted average shares outstanding of PTAC Class A common stock – basic and diluted	17,250,000		75,571,319	60,313,351	37,428,819	39,420,851
Weighted average shares outstanding of Class B common stock – basic and diluted	4,312,500
Weighted average shares outstanding of Porch common stock – basic and diluted		21,740,746
Net income (loss) per share of Class A common stock – basic and diluted	$0.01		$(1.58)	$(1.93)	$(0.76)	$(0.93)
Net loss per share of Class B common stock – basic and diluted	$(0.02)
Net loss per share of Porch common stock – basic and diluted		$(4.75)

____________

(1)      Book value per share = (Total equity excluding preferred shares)/shares outstanding.

(2)      The equivalent pro forma basic and diluted per share data for Porch is based on the exchange ratio of 0.48 set forth in the merger agreement. The weighted average shares outstanding includes Porch Preferred Stock, which will be converted into shares of Porch Common Stock immediately prior to the Effective Time of the Business Combination.

MARKET PRICE AND DIVIDEND INFORMATION

PTAC

PTAC’s units, Class A Common Stock and public warrants are currently listed on the NASDAQ under the symbols “PTACU,” “PTAC,” and “PTACW,” respectively.

The closing price of the units, the Class A Common Stock and the public warrants on July 29, 2020, the last trading day before announcement of the execution of the merger agreement, was $11.42, $10.75 and $1.99, respectively. As of           , the record date for the PTAC Special Meeting, the most recent closing price for each unit, Class A Common Stock and public warrant was $          , $          , and $          , respectively.

Holders of the units, Class A Common Stock and public warrants should obtain current market quotations for their securities. The market price of PTAC’s securities could vary at any time before the merger.

Holders

As of           , 2020, there were            holders of record of PTAC’s units,            holders of record of PTAC’s Class A Common Stock and two (2) holders of record of PTAC’s public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, shares of Class A Common Stock and public warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

PTAC has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the merger. The payment of cash dividends in the future will be dependent upon New Porch’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the merger. The payment of any cash dividends subsequent to the merger will be within the discretion of New Porch’s board of directors at such time. New Porch’s ability to declare dividends will also be limited by restrictive covenants pursuant to any debt financing.

Porch

Historical market price information for Porch’s capital stock is not provided because there is no public market for Porch’s capital stock. See “Porch’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

FORWARD-LOOKING STATEMENTS; MARKET, RANKING AND
OTHER INDUSTRY DATA

This proxy statement/consent solicitation statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial of PTAC and Porch. These statements are based on the beliefs and assumptions of the management of PTAC and Porch. Although PTAC and Porch believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither PTAC nor Porch can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. Forward-looking statements contained in this proxy statement/consent solicitation statement/prospectus include, but are not limited to, statements about the ability of PTAC and Porch prior to the merger, and New Porch following the merger, to:

•        access, collect and use personal data about consumers;

•        execute its business strategy, including monetization of services provided and expansions in and into existing and new lines of business;

•        anticipate the impact of the coronavirus disease 2019 (“COVID-19”) pandemic and its effect on business and financial conditions;

•        manage risks associated with operational changes in response to the COVID-19 pandemic;

•        meet the closing conditions to the merger, including approval by stockholders of PTAC and Porch on the expected terms and schedule;

•        realize the benefits expected from the proposed merger;

•        anticipate the uncertainties inherent in the development of new business lines and business strategies;

•        retain and hire necessary employees;

•        increase brand awareness;

•        attract, train and retain effective officers, key employees or directors;

•        upgrade and maintain information technology systems;

•        acquire and protect intellectual property;

•        meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness;

•        effectively respond to general economic and business conditions;

•        maintain the listing on, or the delisting of PTAC’s or New Porch’s securities from, NASDAQ or an inability to have our securities listed on the NASDAQ or another national securities exchange following the merger;

•        obtain additional capital, including use of the debt market;

•        enhance future operating and financial results;

•        successfully execute expansion plans;

•        anticipate rapid technological changes;

•        comply with laws and regulations applicable to its business, including laws and regulations related to data privacy and insurance operations;

•        stay abreast of modified or new laws and regulations applying to its business, including copyright and privacy regulation;

•        anticipate the impact of, and response to, new accounting standards;

•        anticipate the significance and timing of contractual obligations;

•        maintain key strategic relationships with partners and distributors;

•        respond to uncertainties associated with product and service development and market acceptance;

•        anticipate the impact of new U.S. federal income tax law, including the impact on deferred tax assets;

•        successfully defend litigation; and

•        successfully deploy the proceeds from the merger.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, in addition to those discussed under the heading “Risk Factors” and elsewhere in this proxy statement/consent solicitation statement/prospectus, could affect the future results of PTAC and Porch prior to the merger, and New Porch following the merger, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this proxy statement/consent solicitation statement/prospectus:

•        any delay in closing of the merger;

•        risks related to disruption of management’s time from ongoing business operations due to the proposed transactions;

•        litigation, complaints, product liability claims and/or adverse publicity;

•        the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability;

•        increases and/or decreases in utility and other energy costs, increased costs related to utility or governmental requirements;

•        privacy and data protection laws, privacy or data breaches, or the loss of data; and

•        the impact of the COVID-19 pandemic and its effect on business and financial conditions of Porch.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/consent solicitation statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/consent solicitation statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/consent solicitation statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of PTAC and Porch prior to the merger, and New Porch following the merger. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can PTAC or Porch assess the impact of all such risk factors on the business of PTAC and Porch prior to the merger, and New Porch following the merger, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to PTAC or Porch or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. PTAC and Porch prior to the merger, and New Porch following the merger, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements of belief and similar statements reflect the beliefs and opinions of PTAC or Porch, as applicable, on the relevant subject. These statements are based upon information available to PTAC or Porch, as applicable, as of the date of this proxy statement/consent solicitation statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that PTAC or Porch, as applicable, has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

Market, ranking and industry data used throughout this proxy statement/consent solicitation statement/prospectus, including statements regarding subscriber acquisition costs, attrition and adoption rates, is based on the good faith estimates of Porch’s management, which in turn are based upon Porch’s management’s review of internal surveys, independent industry surveys and publications, including reports by third-party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While Porch is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and “Porch’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/consent solicitation statement/prospectus.

RISK FACTORS

In addition to the other information contained in this proxy statement/consent solicitation statement/prospectus, including the matters addressed under the heading “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/consent solicitation statement/prospectus. References in this section to “we,” “our,” or “us” generally refer to Porch, unless otherwise specified.

Risks Relating to Porch’s Business and Industry

Our brands and businesses operate in an especially competitive and evolving industry.

The home and home-related services industry is competitive, with many existing competitors and a consistent and growing stream of new entrants, services and products. Some of our competitors are more well-established or enjoy better competitive positions with respect to certain geographical areas, consumer and service professional demographics, and/or types of services that we currently serve or may serve in the future. Some of our competitors have stronger brand recognition, better economies of scale, more developed software platforms or other intellectual property, and/or better access to capital. In the home services space, we compete with online home services marketplaces, search engines and social media platforms that have the ability to market products and services online in a more prominent and cost-effective manner than we can, and may better tailor results with respect to products and services to individual users. In the software-as-a-service (“SaaS”) application space, we compete with existing providers of enterprise resource planning (“ERP”) and customer relationship management (“CRM”) software through both traditional software and SaaS models. Additionally, many of our competitors in the home and home-related services industries are undergoing consolidation and vertical integration. These consolidations may make it more difficult to compete with such competitors. Any of these advantages could enable these competitors to reach more consumers and service professionals than we do, offer products and services that are more appealing to consumers and service professionals than our products and services, and respond more quickly and/or cost effectively than we do to evolving market opportunities and trends, any of which could adversely affect our business, financial condition and results of operations.

In addition, since most home services marketplace products and services are offered to consumers for free, consumers can easily switch among home services offerings (or use multiple home services offerings simultaneously) at no cost to them. And while service professionals may incur additional or duplicative near-term costs, the costs for switching to a competing platform over the long term are generally not prohibitive. Low switching costs, coupled with the propensity of consumers to try new products and services generally, will most likely result in the continued emergence of new products and services, entrants and business models in the home and home-related services industry.

Our inability to compete effectively against new competitors, services or products could result in decreases in the size and level of engagement of our consumer and service professional bases, any of which could adversely affect our business, financial condition and results of operations.

Our success depends, in part, on our ability to access, collect and use personal data about consumers.

Our customer access pricing model is dependent on our ability to access, collect and use personal data about consumers. In particular, we rely on companies providing or consumers granting us the right to use their personal data to connect them to service providers and to market services to them. We gain access, collection and use rights through home services companies and other commercial partners that arrange for their customers to receive our services, such as home services companies who pay for our ERP and CRM software-as-a-service offering through introducing our services to their customers, home warranty companies that include our services as part of their plan offerings and commercial partners that refer their customers to us or otherwise provide us with customer data. We cannot assure you that we will continue to be able to access, collect or use personal information provided by consumers, service providers and commercial partners as we currently do or may want to do in the future. Our ability to access, collect and use personal information provided by these parties may be adversely affected by federal and state laws and regulations that make it burdensome for us to collect or use personal data, privacy concerns of the individuals from whom we collect personal data, privacy and reputational concerns of commercial partners that provide us with end customer personal information, and adverse consumer reaction to our marketing practices,

Additionally, our ERP and CRM SaaS offerings are highly concentrated within our Inspection Support Network (ISN) brand, and reductions in the user base of these offerings or failure to grow such user base may adversely impact our ability to access and collect personal information. If we are unable to collect information from our customers or our service providers and commercial partners do not continue to provide us with information of their customers, or if applicable laws prohibit or materially impair our use of such information, our ability to provide services to consumers and drive early consumer access to service providers may be materially impacted. This may make our products and services less appealing to consumers and service providers, which in turn may lead to reduced utilization of our products and services. To the extent any of the foregoing occurs, our business, financial condition and results of operations may be adversely impacted.

If personal, confidential or sensitive user information that we maintain and store is breached or otherwise accessed by unauthorized persons, it may be costly to mitigate and our reputation could be harmed.

We receive, process, store and transmit a significant amount of personal, confidential or sensitive personal information about consumers that use our products and services. While we continuously develop and maintain systems designed to protect the security, integrity and confidentiality of this information, we cannot guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information. When such events occur, we may not be able to remedy them, we may be required by law to notify regulators, impacted individuals and commercial partners, and it may be costly to mitigate the impact of such events and to develop and implement protections to prevent future events of this nature from occurring. If we or any third party that we engage to host our platforms or to otherwise store or process data experience a breach of security, third parties could gain unauthorized access to personal data about our users and subscribers. As a result, we could face governmental enforcement actions, significant fines, litigation (including consumer class actions), claims for breach of contract and/or indemnity by third parties, and harm to the reputation of our brands and business, each of which could adversely affect our business, financial condition and results of operations. A single breach could result in claims for damages or indemnification from many counterparties. Any such breach or other unauthorized access could indirectly harm the reputation of our brands and businesses and in turn, adversely affect our business, financial condition and results of operations.

The processing, storage, use and disclosure of personal data could give rise to liabilities and increased costs.

We receive, process, store and transmit a significant amount of personal, confidential or sensitive personal information about consumers that use our products and services. In addition, we accept payments (including recurring payments) from home services companies, consumers and service providers. The manner in which we share, store, use, disclose and protect this information is determined by the respective privacy and data security policies of our various businesses, as well as federal and state laws and regulations and evolving industry standards and practices. These laws, regulations, standards and practices are continually evolving, and in some cases, may subject us to inconsistent and conflicting obligations and may be subject to differing interpretations. In addition, new laws, regulations, standards and practices of this nature are proposed and adopted from time to time.

Moreover, multiple legislative proposals concerning privacy and the protection of user information are being considered by the U.S. Congress and various state legislatures (including those in Illinois, New York, Virginia and Washington). Other U.S. state legislatures have already enacted privacy legislation, one of the strictest and most comprehensive of which is the California Consumer Privacy Act of 2018 (the “CCPA”). The CCPA became effective January 1, 2020, with penalties being enforceable under the CCPA as of July 1, 2020. The CCPA imposes strict requirements and restrictions on the use of personal information with respect to California consumers, including mandating that companies provide consumers with information with respect to personal information is being collected about them and how it is being used upon request, as well granting consumers significant control over the use of their personal information (including the right to have such information deleted and the right to object to the “sale” (as defined in the CCPA) of such information) and mandating new operational requirements for businesses (primarily providing consumers with enhanced privacy-related disclosures). The CCPA imposes strict requirements on the ability of our businesses to use personal California user and subscriber information in connection with our various products, services and operations, which could adversely affect our business, financial condition and results of operations. The CCPA also provides consumers with a private right of action for security breaches, as well as statutory damages of up to $750 per violation, with the California Attorney General maintaining authority to enforce the CCPA and seek civil penalties for intentional violations of the CCPA of up to $7,500 per violation. In addition, a ballot initiative to address privacy matters has been filed with the Office of the California Attorney General, which is expected to be presented to California voters in November 2020, that could further restrict the ability of our businesses to use personal California user and subscriber information in connection with our various products, services and operations and/or impose additional operational requirements on our businesses, which could adversely affect our business, financial condition and results of operations. Lastly, the FTC has also increased its focus on privacy and data security practices, as evidenced by the first-of-its-kind, $5.0 billion dollar fine against a social media platform for privacy violations in July 2019.

While we continue to invest heavily in compliance efforts with respect to applicable privacy and data protection policies, law and regulation and industry standards and practices, we could still be subject to claims of non-compliance that we may not be able to successfully defend and/or significant fines and penalties. Moreover, any non-compliance or perceived non-compliance by us or any third party we engage to store or process information or any compromise of security that results in unauthorized access to (or use or transmission of) personal information could result in a variety of claims against us, including governmental enforcement actions, significant fines, litigation (including consumer class actions), claims for breach of contract and indemnity by third parties and adverse publicity. When such events occur, our reputation could be harmed and the competitive positions of our various brands and businesses could be diminished, which could adversely affect our business, financial condition and results of operations. Additionally, to the extent multiple U.S. state-level laws are introduced with inconsistent or conflicting standards and there is no federal preemption of such laws, compliance could be even more difficult to achieve and our potential exposure to the risks discussed above could increase.

Furthermore, our ability to comply with all applicable privacy and data protection policies, law and regulation and industry standards and practices may affect our ability to do business with our commercial partners. Some commercial partners have imposed significant data protection requirements in the past, and commercial partners may in the future impose requirements that, particularly given our relative size and resources, result in burdensome compliance obligations to us. These obligations and ongoing compliance with existing and future privacy and data protection laws worldwide could be costly, and if we cannot fully comply, we could face liability, reputational harm or loss of relationships with customers or commercial partners. The devotion of significant costs to compliance (versus the development of products and services) could result in delays in the development of new products and services, decreases in or loss of business with commercial partners, abandonment of problematic products and services in existing jurisdictions and an inability to introduce new products and services in certain new and existing jurisdictions, each of which could adversely affect our business, financial condition and results of operations.

Our success depends, in part, on our ability to develop and monetize versions of our products and services for mobile and other digital devices.

As consumers increasingly access products and services through mobile and other digital devices, we will need to continue to devote significant time and resources to develop new applications and functionalities to ensure that our products and services are accessible across these platforms. If we do not keep pace with evolving online, market and industry trends, including the introduction of new and enhanced digital devices and changes in the preferences and needs of consumers and service professionals generally, offer new and/or enhanced products and services in response to such trends that resonate with consumers and service professionals, monetize products and services for mobile and other digital devices as effectively as our traditional products and services and/or maintain related systems, technology and infrastructure in an efficient and cost-effective manner, our business, financial condition and results of operations could be adversely affected.

In addition, the success of future mobile and other digital products and services depends on their interoperability with various third-party operating systems, technology, infrastructure and standards, over which we have no control. Any changes to any of these things that compromise the quality or functionality of our mobile and other digital products and services could adversely affect their usage levels and/or our ability to attract consumers and service professionals, which could adversely affect our business, financial condition and results of operations.

We may not be able to protect our systems, technology and infrastructure from cyberattacks and cyberattacks experienced by third parties may adversely affect us.

We may be attacked by perpetrators of malicious technology-related events, such as the use of botnets, malware or other destructive or disruptive software, distributed denial of service attacks, phishing, attempts to misappropriate user information and account login credentials and other similar malicious activities. The incidence of events of this nature is on the rise worldwide. While we continuously develop and maintain systems designed to detect and prevent events of this nature from impacting our systems, technology, infrastructure, products, services and users, have invested and continue to invest in these efforts and related personnel and training, and deploy data minimization strategies where appropriate, our efforts may not be successful. These efforts are costly and require ongoing monitoring and updating as technologies change and efforts to overcome preventative security measures are becoming more sophisticated. Despite these efforts, some of our systems have experienced past security incidents, none of which had a material adverse effect on our business, financial condition and results of operations, and we could experience significant events of this nature in the future.

Any event of this nature that we experience could damage our systems, technology and infrastructure and/or those of our users, prevent us from providing our products and services, compromise the integrity of our products and services, damage our reputation, erode our brands and/or be costly to remedy, and may subject us to investigations by regulatory authorities, fines, claims for breach of contract or indemnity by third parties and/or litigation that could result in liability to third parties.

Even if we do not experience such events firsthand, the impact of any such events experienced by third parties could have a similar effect. Our business model relies in large part on selling or otherwise providing certain consumer personal information to third parties. These third parties may be subject to similar cyberattacks and there can be no assurance that such third parties have adequate cybersecurity infrastructure to prevent breaches of the personal data sold to them by us.

We may not have adequate insurance coverage to compensate for losses resulting from any of the above events.

If we or any third party with whom we do business or otherwise rely upon experience an event of this nature, our business, financial condition and results of operations could be adversely affected.

Our ability to communicate with home services companies, consumers and service providers via telephone, text (SMS) messaging, email, direct mail or other sufficient means is critical to our success.

Our primary means of facilitating contact among us, home services companies, consumers and service providers is the use of telephone calls, text (SMS) messages and email. We also communicate with these parties through direct mail messages. Through these channels, we provide consumers with service request updates and service professionals with updates regarding consumer matches, jobs they take, subscriptions and memberships, as well as present or suggest new products and services (among other things) and market our products and services in a cost-effective manner to home services companies, consumers and service providers. As consumers increasingly communicate via mobile and other digital devices and messaging and social media apps, usage of certain channels such as telephone, email or direct mail has declined, particularly among younger consumers, and we expect this trend to continue. In addition, regulatory, deliverability and other restrictions could limit or prevent our ability to these channels to communicate with home services companies, consumers and service providers. Furthermore, third-party operators of the channels we use to communicate with these groups may face pressure from regulators to give end users the ability to block, mute or otherwise disfavor certain types of marketing communications via such channels. We cannot assure you that any alternative means of communication will be as effective as our current messaging channels have been. A continued and significant erosion in our ability to communicate with these groups for any reason could adversely impact the overall user experience, consumer and service professional engagement levels and conversion rates, which could adversely affect our business, financial condition and results of operations.

We face risks associated with our independent contractors.

We have personnel that we classify as independent contractors for U.S. federal, state and international employment law purposes in certain positions in our business.

We are not in a position to directly provide the same direction, motivation and oversight to our independent contractors as we would if such personnel were our own employees. As a result, our independent contractors may not comply with applicable law or our policies and procedures, including, but not limited to, our information security policies, or reflect our culture or values. Violations by our independent contractors of applicable law or of our policies and procedures in dealing with home services companies, consumers, service providers or other third parties or failure to meet our standards or reflect our culture could adversely affect our business, financial condition and results of operations. In addition, it is possible that a court could hold us civilly or criminally accountable based on vicarious liability because of the actions of our independent contractors. Furthermore, although we do enter into confidentiality and invention assignment agreements with each of our independent directors, our independent contractors are not subject to employment agreements with us and our ability to retain such personnel or enforce non-competes or other restrictions against them may be limited.

We are subject to the Internal Revenue Service (“IRS”) regulations and applicable state law guidelines regarding independent contractor classification in the United States. These regulations and guidelines are subject to changes in judicial and agency interpretation, and it could be determined that the independent contractor classification is inapplicable. Furthermore, the legal landscape with respect to the classification of gig economy independent contractors, such as our service providers, is subject to intense public scrutiny. If legal standards for classification of independent contractors change, it may be necessary to modify our compensation structure for these personnel, including by paying additional compensation and taxes and/or reimbursing expenses, or abandon certain types of services we provide using independent contractors. In addition, if we are determined to have misclassified such personnel as independent contractors, we would incur additional exposure under federal and state law, including workers’ compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings. Any of these outcomes could result in significant costs to us, could impair our financial condition and our ability to conduct our business and could damage our reputation and our ability to attract and retain other personnel.

As of June 2020, we have approximately 530 and 9 individual independent contractors located in Mexico and India, respectively. As a result, we are subject to certain additional risks related to independent contractors in foreign jurisdictions, including risks related to misclassification of such independent directors under local law, compliance with other applicable local labor laws, resistance of commercial partners to off-shoring of customer service functions and related consumer data, fluctuations in foreign currencies, changes in the economic strength of Mexico and India, difficulties in enforcing contractual obligations and intellectual property rights, economic sanctions and social, political and economic instability. The remote work by independent contractors and the use of their own equipment makes compliance with and enforcement of our information security policies and procedures more difficult. We must also comply with applicable anti-corruption and anti-bribery laws such as the U.S. Foreign Corrupt Practices Act and local laws prohibiting corrupt payments to government officials, which may present significant challenges in the jurisdictions in which we operate. We cannot guarantee compliance with all applicable laws, and violations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect our business, financial condition and results of operations.

We identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

In connection with the preparation and audit of our consolidated financial statements for the year ended December 31, 2019, a material weakness was identified in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness is as follows:

•        we do not have sufficient, qualified personnel to prepare and review complex technical accounting issues and effectively design and implement systems and processes that allow for the timely production of accurate financial information in accordance with internal financial reporting timelines to support the current size and complexity (e.g., acquisitions, divestitures and financings) of the Company.

This material weakness could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. We have begun implementation of a plan to remediate the material weakness described above. Those remediation measures are ongoing and include the following:

•        we hired a new Chief Financial Officer in June 2020 and Controller in July 2020; both are experienced finance and accounting officers for public companies;

•        we recruited additional personnel, in addition to utilizing third-party consultants and specialists, to supplement our internal resources; and

•        we have been and continue designing and implementing additional automation and integration in our financially significant systems.

We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify. We cannot assure you that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If we are unable to remediate the material weakness, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the forms of the SEC, could be adversely affected which, in turn, to may adversely affect our reputation and business and the market price of New Porch common stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities and harm to our reputation and financial condition, or diversion of financial and management resources from the operation of our business.

In addition, it is possible that control deficiencies could be identified by our management or by our independent registered public accounting firm in the future or may occur without being identified. Such a failure could result in regulatory scrutiny and cause investors to lose confidence in our reported financial condition, lead to a default under our current or future indebtedness and otherwise have a material adverse effect on our business, financial condition, cash flow or results of operations.

For the year ended December 31, 2019, our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this proxy statement/consent solicitation statement/prospectus.

The report from our independent registered public accounting firm for the year ended December 31, 2019 includes an explanatory paragraph stating that our recurring losses from operations and working capital deficiency raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty and do not reflect the transactions contemplated by the Business Combination. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that investors would lose part or all of their investment. Future reports from our independent registered public accounting firm may also contain statements expressing substantial doubt about our ability to continue as a going concern. If there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms, or at all, and our business may be harmed.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly operating results or guidance may be due to a number of factors, including, but not limited to, those listed below:

•        seasonality;

•        economic trends related to the home services and general economic, industry and market conditions;

•        the extent to which home services companies, service providers and consumers employ our platform;

•        the extent to which new home services companies, consumers, service providers, and commercial partners are attracted to our solutions to satisfy their (and in the case of home services companies and commercial partners, their customers’) needs;

•        the timing, commitment levels, and revenue share rates at which we enter into agreement for our solutions with home service companies and service providers, along with their on-going capacity and fulfillment performance to handle volume and the effectiveness of our marketing and affiliate channels to drive volume to our network;

•        the volume of consumer referrals that home services companies and commercial partners send to us, and the addition or loss of large home services companies or commercial partners, including through acquisitions or consolidations;

•        the mix of home services companies and commercial partners across small, mid-sized and large organizations;

•        changes in our pricing policies or those of our competitors;

•        volatility in commissions from our insurance business;

•        the financial health of our home services companies, consumers, service providers, and commercial partners;

•        the amount and timing of operating expenses, including those related to the maintenance and expansion of our business, operations and infrastructure;

•        the timing and success of new solutions introduced by us;

•        the timing and success of current and new products and services introduced by our competitors;

•        other changes in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners;

•        our ability to manage our existing business and future growth, including increases in the number of customers on our platform and new geographic regions; and

•        various other factors, including those related to disruptions in our platform infrastructure risks related to independent contractors, and privacy and data security breaches, each of which is described elsewhere in this “Risk Factors” section.

We have a history of losses, and we may be unable to achieve or sustain profitability.

We have experienced net losses in each year since our inception. We incurred operating losses of $49.9 million and $103.3 million in the years ended December 31, 2018 and 2019, respectively, and as of December 31, 2019, we had an accumulated deficit of $263.5 million. We will need to generate and sustain increased revenue levels and decrease proportionate expenses in future periods to achieve profitability, and even if we do, we may not be able to maintain or increase profitability. While we are undertaking efforts that we believe will increase our revenue, these efforts may not be sufficiently successful in order to offset these expenses. Many of our efforts to generate additional revenue are new and unproven, and any failure to adequately increase revenue or contain the related costs could prevent us from attaining or increasing profitability. Our recent growth in revenue and number of home services companies, consumers, service providers and commercial partners may not be sustainable, and we may not achieve sufficient revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability and we may incur significant losses for the foreseeable future.

We may experience risks related to acquisitions.

We have made acquisitions in the past and we continue to seek to identify potential acquisition candidates to expand our business generally in the future. If we do not identify suitable acquisition candidates or complete acquisitions with satisfactory pricing and other terms, our growth could be adversely affected. Even if we complete what we believe to be suitable acquisitions, we may experience related operational and financial risks. As a result, to the extent that we continue to grow through acquisitions, we will need to:

•        properly identify, value, and complete prospective acquisitions, especially those of companies with limited operating histories;

•        successfully integrate the acquired businesses to the extent and in the manner that aligns with our strategy;

•        successfully identify and realize potential synergies among acquired and existing business;

•        retain or hire senior management and other key personnel at acquired businesses; and

•        successfully manage acquisition-related strain on our management, operations and financial resources.

We may not be successful in addressing these challenges or any other problems encountered in connection with historical and future acquisitions. Adverse reactions by potential acquisition targets could frustrate our ability to execute on our acquisition strategy. We may also be negatively impacted by adverse reactions of home services companies, consumers, service providers and business partners to the disclosure or consummation of any acquisition. In addition, the anticipated benefits of one or more acquisitions may not be realized. Also, future acquisitions could result in increased operating losses, dilutive issuances of equity securities and/or the assumption of contingent liabilities. Additionally, acquisitions may be compensated in part with future or contingent payments that will create future liabilities or dilution for us upon the consummation of the merger. Lastly, the value of goodwill and other intangible assets acquired could be impacted by one or more continuing unfavorable events and/or trends, which could result in significant impairment charges. The occurrence of any of these events could have an adverse effects on our business, financial condition and results of operations.

The global outbreak of COVID-19 and other similar outbreaks has adversely affected our business, financial condition and results of operations.

Our business has been adversely affected by the outbreak of a widespread health epidemic or pandemic, including the recent outbreak of COVID-19, which has been declared a pandemic by the World Health Organization. To date, the outbreak of COVID-19 has caused a widespread global health crisis, and governments in affected regions have implemented measures designed to curb the spread of the disease, such as social distancing, government imposed quarantines and lockdowns, travel bans and other public health safety measures. These measures have resulted in significant social disruption and have had and are likely to continue to have an adverse effect on economic conditions generally, as well as on consumer confidence and spending, all of which could have an adverse effect on our businesses, financial condition and results of operations.

In response to the COVID-19 outbreak and government-imposed measures to control its spread, our ability to conduct ordinary course business activities has been and may continue to be impaired for an indefinite period of time. From March 2020 through June 2020, we reduced pay for certain employees and partially or fully furloughed certain employees. After this period, we did not bring back certain employees that were furloughed. After June 2020, we have allowed certain employees to earn a portion of their compensation in equity in place of salary.

In addition, we have taken several precautions that could adversely impact employee productivity, such as requiring employees to work remotely. While we have experienced few disruptions with respect to the transition to remote work, we can give no assurance that productivity and efficiency will remain at pre-pandemic levels, particularly as we transition to long-term remote work. Also, working remotely may involve increased operational risks, such as making compliance and enforcement of information security requirements more difficult, as well as increased risks of “phishing,” other cybersecurity attacks or the unauthorized dissemination of personally identifiable information or proprietary and confidential information. Moreover, we may also experience business disruption if the ordinary course operations of our contractors, vendors or business partners are adversely affected. Any of these measures or impairments could adversely affect our business, financial condition and results of operations.

The extent to which developments related to the COVID-19 outbreak and measures designed to curb its spread continue to impact our business, financial condition and results of operations will depend on future developments, all of which are highly uncertain and many of which are beyond our control, including the speed of contagion, the development and implementation of effective preventative measures and possible treatments, the scope of governmental and other restrictions on travel, non-essential services (including those provided by certain of our service professionals) and other activity, and public reactions to these developments. The longer the global outbreak and measures designed to curb the spread of the virus continue to adversely affect levels of consumer confidence, discretionary spending and the willingness of consumers to interact with other consumers, vendors and service providers face-to-face (and in turn, adversely affect demand for home services provided by our service professionals and our products and services generally), the greater the adverse effect is likely to be on our business, financial condition and results of operations and the more limited our ability will be to try and make up for delayed or lost revenues. The COVID-19 pandemic may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We rely on our ability to reach homebuyers earlier than our competitors via proprietary relationships with home services companies and other commercial partners. Our competitors could find ways to reach homebuyers earlier than us.

Our business model allows home services companies to receive our software for free in exchange for access rights to their end customers, thereby allowing us to market and offer services to these customers very early in their move and homebuying process. We also have relationships with commercial partners that provide us with data about consumers early in the moving process. There can be no assurances that we will continue to receive earlier access to homebuyer customers relative to our competitors. Our competitors may adopt a similar model or may develop a new model that affords them similar or earlier access. Any erosion of our competitive advantage in early access to homebuyers may impair future opportunities to monetize those customers, which in turn could adversely impact our business, financial condition and results of operations.

We rely on strategic relationships with third parties to provide us with personal information.

Our business model relies on our ability to access, collect and use personal information. We rely on strategic relationships with third parties to provide us with personal information, including home services companies that provide personal information in exchange for access to our ERP and CRM services and commercial partners that provide us with data about their consumers. In the future, any of these third parties could sever its relationship with us, change its data sharing policies, including making them more restrictive, or alter its own data collection practices, any of which could result in the loss of, or significant impairment to, our ability to access, collect and use personal information. These third parties could also interpret our personal information collection policies or practices as being inconsistent with their policies, which could result in the loss of our ability to collect this personal information. Any such changes could impair our ability to access, collect and use personal information and could adversely impact our business financial condition and results of operations.

We face a variety of risks through our expansion into the insurance business.

In 2020, we expanded our lines of business to include home, auto, flood and umbrella insurance through the formation and licensure of Elite Insurance Group, our wholly owned insurance brokerage subsidiary. Risks of our entry into the insurance business include, without limitation, difficulties integrating the new insurance business with our ongoing operations, potential diversion of management’s time and other resources from our previously-established lines of business, the need for additional capital and other resources to expand into this new line of business, and inefficient integration of operational and management systems and controls.

Severe weather events, extensive wildfires and other catastrophes, including the effects of climate change and global pandemics, may harm our insurance business. For example, if carriers restrict the sale of policies in certain geographical areas and/or for certain types of coverage or if they increase their premiums as a result of these events, it could result in fewer carriers whose policies we could offer to our customers and otherwise make policies harder to sell. In addition, these events have in the past and could in the future negatively affect the economy in general and the housing market in particular, which in turn negatively affects the market for insurance sales. A significant increase in insurance claims by consumers who purchased their policy through Elite Insurance Group, whether as a result of these events or otherwise, could cause the affected carriers to terminate their relationship with us or decrease our commission rates. The occurrence of any of these events could have an adverse effect on our business, financial condition and results of operations.

A substantial majority of Elite Insurance Group’s revenue is generated from commissions and depends on relationships with insurance providers with no long-term contractual commitments. See “— Our insurance business is commission-based and depends on our relationships with insurance providers with no long-term contractual commitments. insurance providers stop working with us or pay us lower amounts for new customers, or if we are unable to establish and maintain new relationships with other insurance providers, our insurance business could be materially affected, which in turn could impact our business, results of operations and financial condition.” for more information.

Claims by consumers against an agency’s errors and omissions (E&O) insurance coverage are common in the insurance industry. If a carrier denies a consumer’s claim under an insurance policy or the consumer has insufficient coverage and the consumer therefore has to pay out of pocket for a loss, the consumer often seeks relief from agency that sold the policy. While we maintain E&O coverage, we could experience losses if claims by consumers exceed our coverage limitations. In addition, if we were to experience a significant number of claims or if our E&O coverage were to lapse, insurance providers could elect to terminate their relationships with us and we could face challenges in finding replacement coverage.

Entry into the insurance business also subjects us to new laws and regulations with which we are not familiar and may lead to increased compliance costs and regulatory risk. See “— Our insurance business is subject to state governmental regulation, which could limit the growth of our insurance business and impose additional costs on us.” for additional information.

In the future, Elite Insurance Group may become a managed general agency (which receives underwriting authority from a carrier) (“MGA”) or become an insurance carrier. In either case, we would be exposed to the additional risks of underwriting and of handling and managing insurance claims. Furthermore, if Elite Insurance Group were to become an insurance carrier, it would bear the cost of paying insured claims. As a result, the likelihood of being significantly affected by the risks inherent to the insurance industry, and the magnitude of such risks, would be greatly increased. Although we would follow the industry practice of reinsuring a portion of our risks, we may not be able to successfully mitigate our risk through reinsurance arrangements. In addition, reinsurance may not be available for an acceptable cost or at all. Failure to successfully mitigate an acceptable portion of our risk could materially and adversely affect our ability to write insurance business and harm our business. If our actual losses from insured claims were to exceed our loss reserves, our business, financial condition and results of operations would be adversely affected.

In addition, as discussed more fully under “Information About Porch — Our Strategies for Growth — Insurance Expansion,” Porch is currently evaluating a potential significant acquisition opportunity involving a P&C insurance company focused on products in the residential homeowner space which, if completed, would result in Porch becoming an MGA and an insurance carrier, thereby significantly expanding Porch’s revenue from insurance sales. If the parties reach agreement on mutually satisfactory terms and such acquisition is completed, such acquisition may have the effect of heightening many of the risks and uncertainties described above and below with respect to our insurance business.

Our insurance business is subject to state governmental regulation, which could limit the growth of our insurance business and impose additional costs on us.

Elite Insurance Group maintains licenses with a number of individual state departments of insurance. Our insurance business is subject to state governmental regulation and supervision. This state governmental supervision could limit the growth of our insurance business by increasing the costs of regulatory compliance, limiting or restricting the products or services we provide or the methods by which we provide them, and subjecting us to the possibility of regulatory actions or proceedings. If we are unable to comply with such regulations, we may be precluded or temporarily suspended from carrying on some or all of the activities of our insurance business or otherwise be fined or penalized in a given jurisdiction. Additionally, actual or perceived failure to comply with such state regulation may give rise to a right to terminate under arrangements with the insurance providers. Our continued ability to maintain our insurance licenses in the jurisdictions in which we are licensed or to expand to new operations or new jurisdictions depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions. Furthermore, state insurance departments conduct periodic examinations, audits and investigations of the affairs of insurance companies and agencies, any of which could result in the expenditure of significant management time or financial resources.

In all jurisdictions, the applicable laws and regulations are subject to amendment and interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals and to implement and interpret rules and regulations. No assurances can be given that our insurance business can continue to be conducted in any given jurisdiction as it has been conducted in the past or that we will be able to expand our insurance business in the future.

Our insurance business is commission-based and depends on our relationships with insurance providers with no long-term contractual commitments. If insurance providers stop working with us or pay us lower amounts for new customers, or if we are unable to establish and maintain new relationships with other insurance providers, our insurance business could be materially affected, which in turn could impact our business, results of operations and financial condition.

A substantial majority of our insurance-related revenue is derived from selling insurance policies to consumers as the insurance brokerage and then receiving commissions from the insurance carriers. As we grow our insurance business, including through potential acquisitions in the insurance space and potential expansion from an insurance agency to a managed general agency or insurance carrier, we expect to derive a greater percentage of our insurance revenue from reinsurance policies. Our agreements with insurance carriers are short-term agreements, and many of the insurance carriers can end their business with us at any time with no notice. We expect any future agreements with reinsurers will be similar. As a result, we cannot guarantee that insurance carriers or reinsurers will continue to work with us, or, if they do, we cannot guarantee the commissions they will pay in the first year of the policy as well as each additional year. The commissions we earn are based on premiums and commission rates set by the carriers, and any decreases in these premiums or commission rates, including as a result of adverse trends in the insurance industry, would decrease our revenue. In addition, we may not be able to attract new insurance carriers or reinsurers to our services or increase the amount of revenue we earn from our insurance business over time. The insurance business is historically cyclical in nature, and we may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our business.

If we are unable to maintain in good standing existing relationships with insurance carriers, or unable to add new insurance carriers or reinsurers, or if we become dependent on a limited number of carriers or reinsurers, we may be unable to meet the expectations of consumers and other counterparties in our insurance business. This deficiency could reduce confidence in our ability to offer competitive rates and terms, making us less popular with such consumers and counterparties. As a result, our insurance business could be materially impacted, which could have an adverse impact on our business, financial condition and results of operations.

Our future growth is dependent in part on increasing the revenue we generate from homebuyers and consumers we serve through the sale of related services. We may not succeed in these efforts.

Our future growth depends in part on increasing the revenue generated from each homebuyer and customer we serve. We plan on increasing this revenue by increasing the number of value-add touchpoints with consumers for whom we have access rights, by offering new services, and by improving conversion rates and revenue generation of both existing and new services. There can be no assurances we will be successful in these efforts. Failure to increase revenue generated may slow our growth, which could in turn have an adverse impact on our business, financial condition and results of operations.

We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. Experienced information technology personnel, who are critical to the success of our business, are in particularly high demand. This demand is particularly acute in the Seattle, Washington area, where we are headquartered. Competition for their talents is intense and retaining such individuals can be difficult. The loss of executive officers or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Our executive officers and other employees are at-will employees, which means they may terminate their employment relationships with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition and results of operations could be adversely affected.

We rely on our ability to retain home services companies who use our software and services and our retention rates could be impacted if we are not able to sustain our competitive advantages related to our value proposition.

Our customer access model, whereby home services companies use our software for free in exchange for providing access rights to their end customers, helps us gain early access to homebuyers, which, in turn helps us generate revenue from such homebuyers. There can be no assurances that home services companies will use or retain our software and services. Our retention rates could be impacted by, among other things, more desirable software and services from competitors, software developed in house by home services companies and changing dynamics within the home and home-related services industries that make our ERM and CRP offerings less valuable. If adoption and retention rates of our software and services decline, our growth prospects, and our business, financial condition and results of operations could be impaired.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

We have been in existence since 2011, and much of our growth has occurred in recent periods. Our limited operating history may make it difficult for you to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing and unforeseen expenses as we continue to grow our business. If we do not manage these risks successfully, our business will be harmed.

Our business may also be adversely affected by downturns in the home, auto, flood and umbrella insurance industries.

Through our wholly owned subsidiary and licensed insurance brokerage Elite Insurance Group, we primarily serve customers in the homeowners insurance market. We also sell auto, flood and umbrella insurance and we expect sales in those markets to increase in the future. Decreases in consumer demand in the home and automotive industry in general could adversely affect the demand for insurance and, in turn, the number of consumers we provide insurance quotes and corresponding sales. For example, negative trends in the real estate industry, such as decreases rental payments and increases in home values have the potential to adversely affect home purchases and to decrease the demand for homeowners, flood and umbrella insurance. In addition, consumer purchases of homes and new and used automobiles generally decline during recessionary periods and other periods in which income is adversely affected and may be affected by negative trends in the broader economy, including the availability and cost of credit, reductions in business and consumer confidence, stock market volatility and increased unemployment.

If the market for SaaS software applications develops more slowly than we expect or declines, our business would be adversely affected.

The adoption rate of SaaS business software applications may be slower among companies in the moving and home improvement industries generally and among business in those industries requiring highly customizable application software more particularly. Our success will depend to a substantial extent on the widespread adoption of SaaS business applications within the industries we serve. The expansion of the SaaS business applications market depends on a number of factors, including the cost, performance, and perceived value associated with SaaS, as well as the ability of SaaS providers to address data security and privacy concerns. If SaaS business applications do not continue to achieve market acceptance or acceptance within the industries we serve, if there is a reduction in demand for SaaS business applications caused by a lack of customer acceptance, or if there are technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulation, competing technologies and products, or decreases in information technology spending, it could result in decreased revenue or access to consumer personal information and our business, financial condition and results of operations could be adversely affected.

Our success will depend, in substantial part, on the continued migration of the home services market online.

We believe that the digital penetration of the home and home-related services market remains low, with the vast majority of consumers continuing to search for, select and hire service professionals offline. While many consumer demographics have been and remain averse to finding service professionals online, others have demonstrated a greater willingness to purchase such services online. Whether or not service professionals turn to internet platforms will depend, in substantial part, on whether online products and services help them to better connect and engage with consumers relative to traditional offline efforts. The speed and ultimate outcome of the transition of the home and home-related services market online for consumers and service professionals is uncertain and may not occur as quickly as we expect, or at all. The failure or delay of a meaningful number of consumers and/or service professionals to migrate online and/or the return of a meaningful number of existing participants in the online home services market to offline solutions could adversely affect our business, financial condition and results of operations.

The nature of our platform is complex and highly integrated, and if we fail to successfully manage releases or integrate new solutions, it could harm our revenues, operating income and reputation.

We manage a complex platform of solutions that consists of our software and services for companies and products for consumers. Many of our solutions include a large number of product centers that are highly integrated and require interoperability with other Porch products, as well as products and services of third-party service providers. Due to this complexity and the development cycles under which we operate, we may experience errors in our software, corruption or loss of our data or unexpected performance issues from time to time. For example, our solutions may face interoperability difficulties with software operating systems or programs being used by our clients, or new releases, upgrades, fixes or the integration of acquired technologies may have unanticipated consequences on the operation and performance of our other solutions. If we encounter integration challenges or discover errors in our solutions late in our development cycle, it may cause us to delay our launch dates. Any major integration or interoperability issues or launch delays could have a material adverse effect on our revenues, operating income and reputation.

Marketing efforts designed to drive traffic to our brands and businesses may not be successful or cost-effective.

Attracting home services companies and consumers to our brands and businesses involves considerable expenditures for online and offline marketing and sales. We have made, and expect to continue to make, significant marketing expenditures, primarily for digital marketing such as paid search engine marketing, display advertising and third-party affiliate agreements. These efforts may not be successful or cost-effective.

Our ability to market our brands on any given property or channel is subject to the policies of the relevant third-party seller or publisher of advertising or marketing affiliate. As a result, we cannot assure you that these parties will not limit or prohibit us from purchasing certain types of advertising, advertising certain of our products and services and/or using one or more current or prospective marketing channels in the future. If a significant marketing channel took such an action generally, for a significant period of time and/or on a recurring basis, our business, financial condition and results of operations could be adversely affected. In addition, if we fail to comply with the policies of third-party sellers, publishers of advertising and/or marketing affiliates, our advertisements could be removed without notice and/or our accounts could be suspended or terminated, any of which could adversely affect our business, financial condition and results of operations.

In addition, our failure to respond to rapid and frequent changes in the pricing and operating dynamics of marketing channels, as well as changing policies and guidelines applicable to digital advertising, which may unilaterally be updated by search engines without advance notice, could adversely affect our digital marketing efforts and free search engine traffic. Such changes could adversely affect the placement and pricing of paid listings, as well as the ranking of our brands and businesses within search results, any or all of which could increase our marketing expenditures, particularly if free traffic is replaced with paid traffic. Additionally, our competitors may engage in marketing strategies and search engine optimization techniques that increase the relative ranking of their brands and businesses within search engine results at the expense of our rankings within such search results. This could have a negative impact on the results of our search engine marketing efforts. Any or all of these events could adversely affect our business, financial condition and results of operations.

Our brands and businesses are sensitive to general economic events or trends, particularly those that adversely impact consumer confidence and spending behavior.

We, along with our industry, have been historically, and will continue to be, particularly sensitive to events and trends that result in consumers delaying or foregoing decisions with respect to moving or home services projects. Any such event or trend, such as a general economic downturn or sudden disruption in business conditions, consumer confidence, spending levels and access to credit, could result in decreases in demand for moving and home improvement services. Any such decreases could result in turnover of our consumer and service professional base and/or adversely impact the breadth of services offered through our platform, any or all of which could adversely affect our business, financial condition and results of operations.

These events and trends could also result in decreased marketing and advertising expenditures by service professionals or cash flow problems for service professionals that could affect their ability to pay us subscription fees, their ability to purchase leads from us and the success of any revenue sharing arrangements with them. Adverse economic conditions and trends could result in service professionals decreasing and/or delaying subscription fees paid for our platform or being more likely to default on incurred fees, which would result in decreased revenue and could adversely affect our business, financial condition and results of operations.

Our success will depend, in part, on our ability to maintain and/or enhance our various brands.

We believe that our success depends, in substantial part, on our continued ability to maintain and enhance our established brands, as well as building awareness and consumer loyalty with respect to our new and emerging brands. Events that could negatively impact our brands and brand-building efforts include service quality concerns, service professional quality concerns, consumer and service provider complaints and lawsuits, advertising or marketing that is ineffective or that is perceived as excessive or untimely, inappropriate and/or unlawful acts perpetrated by service providers, actions or proceedings commenced by governmental or regulatory authorities, data protection and security breaches, and negative publicity related to the foregoing. Any factors that negatively impact our brands could adversely affect our business, financial condition and results of operations.

In addition, trust in the integrity and objective, unbiased nature of the service provider options we present to consumers as well as any ratings, reviews and information with respect to service provider qualification and experience found across our various brands contributes significantly to public perception of these brands and their ability to attract consumers and service professionals. If the options available to consumers or consumer reviews are perceived as not authentic in general, the reputation and strength of the relevant brands could be materially and adversely affected. Additionally, our service marketplace platform aggregates service provider reviews from third-party platforms. If these third-party platform reviews are inaccurate or misleading, consumers may lose confidence in the reliability of the ratings displayed on our site, which could in turn negatively impact our brand and reputation, and we may be subject to claims of misrepresentation.

Our quarterly results of operations fluctuate due to seasonality and other factors associated with our industry.

Our business is seasonal and our results of operations and cash flows fluctuate significantly from quarter to quarter. Historically, revenues have been strongest in the second and third fiscal quarters due to peak moving activity occurring during the summer months. The first and fourth fiscal quarters are generally weakest, due to lower moving activity during the winter months. As a result, our operating results for any given quarterly period are not necessarily indicative of operating results for an entire year.

Litigation and regulatory actions could distract management, increase our expenses or subject us to material money damages and other remedies.

We are subject to various legal proceedings and claims that have arisen out of the conduct of our business and are not yet resolved. In the future, we may be involved from time to time in various additional legal proceedings, including, but not limited to, actions relating to breach of contract, breach of federal and state privacy laws, and intellectual property infringement, as well as regulatory investigations or civil and criminal enforcement actions that might necessitate changes to our business or operations. Regardless of whether any claims, investigations or actions against us have merit, or whether we are ultimately held liable or subject to payment of damages or penalties, claims, investigations and enforcement actions may be expensive to defend or comply with, and may divert management’s time away from our operations. If any legal proceedings, regulatory investigations or regulatory enforcement actions were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations. Any adverse publicity resulting from actual or potential litigation, regulatory enforcement action or regulatory investigation may also materially and adversely affect our reputation, which in turn could adversely affect our business, financial condition and results of operations.

Our success depends, in part, on the integrity, quality, efficiency and scalability of our systems, technology and infrastructure, and those of third parties.

We rely on our proprietary systems, technology and infrastructure to perform well on a consistent basis. We also rely on third-party data center service providers and cloud-based, hosted web service providers, as well as third-party computer systems and a variety of communications systems and service providers in connection with the provision of our products and services generally, as well as to facilitate and process certain payment and other transactions with users. We have no control over any of these third parties or their operations. In the past we have experienced rare but occasional interruptions that make some or all of our or our third-party framework and related information unavailable or that prevent us from providing products and services, and we may experience such interruptions in the future.

The framework described above could be damaged or interrupted at any time for any number of reasons, such as fire, power loss, telecommunications failure, natural disasters, acts of war or terrorism, acts of God and other similar events or disruptions. Any event of this nature could prevent us from providing our products and services at all or result in the provision of our products and services on a delayed or intermittent basis and/or result in the loss of critical data. While we and the third parties upon whom we rely have certain backup systems in place for certain aspects of our respective frameworks, none of our frameworks are fully redundant and disaster recovery planning is not sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate us for losses from a major interruption. When such damages, interruptions or outages occur, our reputation could be harmed and the competitive positions of our various brands and businesses could be diminished, any or all of which could adversely affect our business, financial condition and results of operations.

We also continually work to expand and enhance the efficiency and scalability of our framework to improve the consumer and service professional experience, accommodate substantial increases in the number of visitors to our various platforms, ensure acceptable load times for our various products and services and keep up with changes in technology and user preferences. If we do not do so in a timely and cost-effective manner, the user experience and demand across our brands and businesses could be adversely affected, which could adversely affect our business, financial condition and results of operations.

We face risks related to the number of service providers available to consumers on our platform.

The usefulness of our platform to consumers is based in part on the number of service providers available on our platform for each type of service trade or service area we offer. There can be no assurances that our ability to attract and retain service providers to our platform will be commensurate with consumer demand for the services of such service providers. Supply of service providers may be affected by, among other things, the size of the workforce in a given trade or service area and barriers to entry in a given market (such as licensure requirements). Additionally, our competitors may enter into arrangements with service providers that prevent them from offering their services on our platform. If for these or any other reasons we are unable to attract and retain enough service providers to our platform to meet consumer demand, we may be required to increase payments to service providers in order to perform services for our consumer or our consumer experience may suffer, each of which could adversely affect our business, financial condition and results of operations.

If we are unable to deliver effective customer service, it could harm our relationships with our existing home services companies, consumers, service providers and commercial partners and adversely affect our ability to attract new home services companies, consumers, service providers and commercial partners.

Our business depends, in part, on our ability to satisfy our home services companies, consumers and service providers, both by providing access to services that address the needs of consumers and service providers and providing services and software-based solutions to home services companies that address their business needs. Our customer support personnel also sell our products and services. If our sales efforts are not satisfactory, consumers may choose not to do business with us or we may suffer reputational costs. Additionally, our home services companies, consumers and service providers depend on our customer support personnel to resolve technical issues relating to use of our products and services. We may be unable to respond quickly to accommodate short-term increases in demand for support services or may otherwise encounter a customer service issue that is difficult to resolve. If a home services company, consumer or service provider is not satisfied with the quality or responsiveness of our customer service, we could incur additional costs to address the situation or the home services company, service provider, or consumer (and commercial partners who provide us with their customers’ data) may choose not to do business with us or we may suffer reputational costs. As we do not separately charge our home services companies, consumers and service providers for support services, increased demand for our support services would increase costs without corresponding revenue, which could adversely affect our business, financial condition and results of operations. In addition, regardless of the quality or responsiveness of our customer service efforts, home services companies, consumers, service providers and commercial partners that are not satisfied with outcomes may choose to terminate, or not to renew, their relationships with us.

Certain parts of our business are highly dependent on the ease of use of our products and services and positive recommendations from our existing home services companies, consumers and service providers. Any failure to maintain high-quality or responsive customer service, or a market perception that we do not maintain high-quality or responsive customer service, could harm our reputation, cause us to lose home services companies, consumers or service providers and adversely impact our ability to sell our products and services to prospective consumers.

We will incur increased costs as a result of being a public company.

As a public company, we will incur increased legal, accounting and other costs not incurred as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules and regulations of the SEC and NASDAQ regulate the corporate governance practices of public companies. We expect that compliance with these requirements will increase our expenses and make some activities more time-consuming than they have been in the past when we were a private company. Such additional costs going forward could negatively affect our financial results.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2019, we had net operating loss carryforwards for U.S. federal income tax purposes and state income tax purposes of $173.5 million and $68.6 million, respectively, available to offset future taxable income. If not utilized, the federal net operating loss carryforward amounts generated prior to January 1, 2018 will begin to expire in 2031, and the state net operating loss carryforward amounts will begin to expire in 2020. Realization of these net operating loss carryforwards depends on our future taxable income, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect our operating results. In addition, under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three (3) year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. We may experience ownership changes in the future because of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry-forwards and other tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

Our outstanding loan under the Paycheck Protection Program may not be forgiven, which could adversely affect our financial condition or otherwise subject us to significant legal and reputational costs.

In April 2020, we entered into a loan agreement in the amount of $8.1 million under the Paycheck Protection Program (the “PPP”). The loan accrues interest at 1.0% per annum and matures on April 18, 2022. The PPP was established as part of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the business, subject to certain limitations. The loans and accrued interest are forgivable after twenty-four (24) weeks so long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities. The total amount eligible for forgiveness may be adjusted if, at the time of the forgiveness application, the borrower does not maintain employment and wage levels. A forgiveness application may be submitted at any time prior to December 31, 2020. We believe that we have been using the proceeds of the loan for qualifying expenses in accordance with the requirements of the CARES Act. However, no assurance is provided that we will be able to obtain forgiveness of the loan in whole or in part. Whether forgiveness will be granted and in what amount is subject to an application to, and approval by, the Small Business Administration (“SBA”) and may also be subject to further requirements in any regulations and guidelines the SBA may adopt. The SBA and members of Congress have indicated an intention to provide strong oversight of loans granted under the PPP. If we are audited or reviewed or our records are subpoenaed by the federal government as a result of entering into the PPP loan, it could divert our management’s time and attention and we could incur legal and reputational costs, and an adverse finding could lead to the requirement to return the PPP loan, which could reduce our liquidity, or could subject us to fines and penalties.

We may fail to adequately protect our intellectual property rights or may be accused of infringing the intellectual property rights of third parties.

We rely upon trademarks, trade dress, domain names and logos to market our brands and businesses and to build and maintain brand loyalty and recognition, as well as upon trade secrets.

We rely on a combination of laws and contractual restrictions on access to and use of proprietary information with employees, independent contractors, home services companies, consumers, service providers, commercial partners, suppliers, affiliates and others to establish and protect our and their various intellectual property rights. No assurances can be given that these efforts will result in adequate trademark and service mark protection, adequate domain name rights and protections. Despite these measures, challenges to our intellectual property rights could still arise, third parties could copy or otherwise obtain and use our intellectual property without authorization, and/or laws regarding the enforceability of existing intellectual property rights could change in an adverse manner.

We may also be subject to claims from third parties in the future related to alleged intellectual property infringement by us. These claims, if resolved in a manner adverse to us, could result in significant liabilities and could restrict or prohibit our ability to use the technology on which we rely. Even if these claims are resolved in our favor, such claims could result in significant expenses and could distract our management until resolved.

The occurrence of any of these events could result in the erosion of our various brands and limitations on our ability to operate our business, as well as impede our ability to effectively compete against competitors with similar technologies, any of which could adversely affect our business, financial condition and results of operations.

Our corporate culture has contributed to our success and, if we cannot continue to foster this culture as we grow, we could lose the passion, creativity, teamwork, focus and innovation fostered by our culture.

We believe that our culture has been and will continue to be a key contributor to our success. As we grow and mature as a public company, we may find it difficult to maintain our corporate culture. If we do not continue to foster our corporate culture or maintain our core values as we grow and evolve, we may be unable to support the passion, creativity, teamwork, focus and innovation we believe we need to support our growth. Any failure to preserve our culture could negatively affect our ability to recruit and retain personnel and to effectively focus on and pursue our strategic objectives, which could, in turn, have an adverse impact on our business, results of operations and financial condition.

We may face negative consequences from the actions and omissions of our service providers, and our terms and conditions may not adequately protect us from claims.

Under our agreements with consumers and service providers, our service providers, and not us, are responsible for the actions and omissions of our service providers. However, consumers may still bring claims against us for actions and omissions of service providers, and the service providers may deny responsibility for or be unable to pay any resulting liability. Additionally, certain agreements with our commercial partners obligate us to indemnify such commercial partners against third-party claims resulting from the actions and omissions of the service providers we engage to provide services to consumers referred to us by those commercial partners. These claims may be expensive and may divert management’s time away from our operations. We may not have adequate insurance coverage to compensate for losses resulting from these claims, and too many or certain types of claims may result in increased premiums or denial of coverage. In addition, we may be deemed, correctly or incorrectly, a contractor with respect to our service providers, which may subject us to licensure and/or bonding requirements and may subject us to penalties for past operations. Any of the foregoing could adversely affect our business, financial condition and results of operations.

In general, our consumers and our service providers agree to our customer terms and conditions by accessing our services online. However, some consumers or service providers who access our services only by phone, and consumers who come to us from third-party lead sources, may not click through to our terms and conditions. If consumers or service providers do not agree to our terms and conditions for any reason, we may face increased litigation risk, which could in turn adversely affect our business, financial condition and results of operations.

Our marketing efforts are subject to a variety of federal and state regulations.

We conduct marketing activities, directly and indirectly, via telephone, text (SMS) messages, email, direct mail and/or through other online and offline marketing channels. Such general marketing activities are governed by numerous federal and state regulations, including the Telemarketing Sales Rule, the Telephone Consumer Protection Act of 1991 (“TCPA”), state and federal Do-Not-Call regulations and other state telemarketing laws, federal and state privacy laws, the CAN-SPAM Act, and the Federal Trade Commission Act and its accompanying regulations and guidelines, among others. In addition to being subject to action by regulatory agencies, some of these laws, like the TCPA, allow private individuals to bring litigation against companies for breach of these laws. We are also dependent on our third-party partners to comply with applicable laws. Any lawsuit or action by a regulatory agency for an actual or alleged violation of applicable law or regulation by us or our third-party partners may have an adverse effect on our business, results of operations and financial condition.

Our moving services business is subject to state regulations and certain state regulatory structures do not address our business model for moving services. Compliance with required licensure and other regulatory requirements could be costly and any inability to comply could harm our business.

Our moving services business is subject to licensure and bonding requirements that various states impose in connection with the performance of certain services and trades. Additionally, in some jurisdictions, the existing regulatory structures do not contemplate our hybrid business model of marketplace (where consumers search for professionals on our platform and book moving services themselves) and managed services (where we manage moving services on consumers’ behalf). Furthermore, interest groups in certain jurisdictions have and may in the future lobby for regulations that make our hybrid model more difficult or impossible to maintain in those jurisdictions. Any future changes to (or judicial or regulatory interpretations of) these regulations, whether due to lobbying efforts or otherwise, could impose significant compliance costs. Any failure to obtain or maintain required licensure and otherwise comply with applicable regulations in relevant jurisdictions could inhibit or prohibit our ability to operate our moving services business in those jurisdictions. Additionally, we may be deemed, correctly or incorrectly, a contractor with respect to our service providers, which may subject us to licensure and/or bonding requirements and may subject us to penalties for past operations. Any of the foregoing could have a negative impact on our business, financial condition and results of operations.

We may not be qualified to do business in all jurisdictions in which we have sufficient nexus of operations to require qualification.

While we offer products and services to home services companies, service providers and consumers in all 50 states, we are qualified to do business only in Washington, Texas and Delaware. Failure by us to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to penalties and the obligation to pay taxes for prior periods and could result in our inability to enforce contracts in such jurisdictions. Any such failure could have a material adverse effect on our business, results of operations and financial condition.

Insurance revenue recognition and changes within our insurance business may create a fluctuation of our business results and expose us to additional risks.

Current accounting standards allow an insurance brokerage like Elite Insurance Group to recognize the full lifetime value of each insurance sale up front, because Elite Insurance Group does not service the customer or have any other responsibilities after the initial sale. Elite Insurance Group then collects the ongoing commission payments from the insurance carriers on an ongoing basis each year so long as the customer does not cancel the insurance. In the future, Elite Insurance Group may begin to provide ongoing services to the policyholder or customer in order to receive higher commission amounts and a higher overall lifetime value. We would expect any such change to result in a shift in revenue recognition from the first year to ongoing years, which could increase long-term growth rates but negatively impact our short term results.

Risks Relating to the Merger

Because the market price of shares of New Porch common stock will fluctuate, Porch’s stockholders cannot be sure of the value of the merger consideration they will receive.

Upon completion of the merger, each share of Porch common stock (and equity awards denominated in shares of Porch common stock) will be converted into the right to receive, a number of shares of New Porch common stock (or an equity award denominated in shares of New Porch common stock). The merger consideration that Porch stockholders will receive is based on the value of the Trust Account at the effective time; it is not a number of shares with a particular fixed market value. See “The Merger — Terms of the Merger” beginning on page 145. The remaining value of the Trust Account at the effective time of the merger may vary significantly from its respective value on the date the merger agreement was executed or at other dates, including the date on which Porch stockholders provide written consent to the adoption of the merger agreement and the transactions contemplated thereby. Because the Exchange Ratio is based on the value of the Trust Account at the effective time, the market value of the shares of New Porch common stock issued in connection with the merger and the Porch common stock converted in connection with the merger may be higher or lower than the values of those shares on earlier dates. Accordingly, at the time of providing written consent to the Business Combination Proposal, Porch stockholders will not know or be able to calculate the market value of the shares of New Porch common stock they would receive upon the completion of the merger. The value of the Trust Account will vary based on the number of redemptions and the amount of interest that accrues on the balance of cash in the Trust Account. These factors are outside of the control of PTAC and Porch.

PTAC stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Upon the issuance of the New Porch common stock to Porch stockholders, current PTAC stockholders’ percentage ownership will be diluted. Subject to the assumptions set forth under “Basis of Presentation and Glossary” and assuming no public stockholders exercise their redemption rights, current PTAC stockholders’ percentage ownership in New Porch following the issuance of shares to Porch stockholders would be 25.6%. Under the same assumptions and assuming that 17,250,000 shares of Class A Common Stock (the maximum number of shares of Class A Common Stock that could be redeemed in connection with the merger) are redeemed in connection with the merger and excluding any shares issuable pursuant to PTAC’s outstanding warrants, current PTAC stockholders’ percentage ownership in New Porch following the issuance of shares of New Porch common stock to Porch stockholders would be 6.3%. Additionally, of the expected members of the New Porch board of directors after the completion of the merger, only two will be current directors of PTAC or appointed by current stockholders of PTAC and the rest will be current directors of Porch or appointed by current stockholders of Porch. The percentage of New Porch’s common stock that will be owned by current PTAC stockholders as a group will vary based on the number of shares of Class A Common Stock for which the holders thereof request redemption in connection with the merger. To illustrate the potential ownership percentages of current PTAC stockholders under different redemption levels, based on the number of issued and outstanding shares of PTAC common stock, Porch common stock and Porch preferred stock on           , 2020, current PTAC stockholders, as a group, will own (1) if there are no redemptions, 25.6% of New Porch common stock expected to be outstanding immediately after the merger or (2) if there are redemptions of 100% of the outstanding shares of PTAC common stock (which is the maximum amount of redemptions that would satisfy PTAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), 6.3% of New Porch common stock expected to be outstanding immediately after the merger. Because of this, current PTAC stockholders, as a group, will have less influence on the board of directors, management and policies of New Porch than they now have on the board of directors, management and policies of PTAC.

Porch’s independent auditors have expressed doubt about Porch’s ability to continue as a going concern, and neither Porch nor PTAC can assure you that the consummation of the merger will eliminate this concern.

Porch’s independent auditors have expressed doubt about Porch’s ability to continue as a going concern, as set forth in their opinion included elsewhere in this proxy statement/consent solicitation statement/prospectus. See “— For the year ended December 31, 2019, our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this proxy statement/consent solicitation statement/prospectus.”

The doubts about Porch’s ability to continue as a going concern relate primarily to Porch’s net working capital deficit, which Porch expects will be cured as a result of the cash Porch expects to receive upon the consummation of the merger. Porch’s ability to continue as a going concern is, however, dependent on various factors, and neither Porch nor PTAC can assure you that the consummation of the merger will eliminate any doubts about Porch’s ability to continue as a going concern. For example, if holders of PTAC common stock elect to redeem shares in an amount that is above what PTAC expects, there may be less cash available to New Porch at the consummation of the merger than expected. If Porch is unable to continue as a going concern, Porch may be forced to sell assets, seek bankruptcy relief or otherwise restructure its balance sheet or liquidate and you could lose all or a substantial portion of your investment.

The market price of shares of New Porch common stock after the merger may be affected by factors different from those currently affecting the prices of shares of Class A Common Stock.

Upon completion of the merger, holders of shares of Porch common stock and preferred stock will become holders of shares of New Porch common stock. Prior to the merger, PTAC has had limited operations. Upon completion of the merger, New Porch’s results of operations will depend upon the performance of Porch’s businesses, which are affected by factors that are different from those currently affecting the results of operations of PTAC.

PTAC has not obtained an opinion from an independent investment banking firm, and consequently, there is no assurance from an independent source that the merger consideration is fair to its stockholders from a financial point of view.

PTAC is not required to, and has not, obtained an opinion from an independent investment banking firm that the merger consideration it is paying for Porch is fair to PTAC’s stockholders from a financial point of view. The fair market value of Porch has been determined by PTAC’s board of directors based upon standards generally accepted by the financial community, such as potential sales and the price for which comparable businesses or assets have been valued. PTAC’s stockholders will be relying on the judgment of its board of directors with respect to such matters.

If the merger’s benefits do not meet the expectations of financial analysts, the market price of New Porch common stock may decline.

The market price of the New Porch common stock may decline as a result of the merger if New Porch does not achieve the perceived benefits of the merger as rapidly, or to the extent anticipated by, financial analysts or the effect of the merger on New Porch’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of New Porch common stock may experience a loss as a result of a decline in the market price of New Porch common stock. In addition, a decline in the market price of New Porch common stock could adversely affect New Porch’s ability to issue additional securities and to obtain additional financing in the future.

The consummation of the merger is subject to a number of conditions and if those conditions are not satisfied or waived, the merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: approval of the proposals required to effect the merger by PTAC stockholders, as well as receipt of requisite regulatory approval, absence of orders prohibiting completion of the merger, effectiveness of the registration statement of which this proxy statement/consent solicitation statement/prospectus is a part, approval of the shares of New Porch common stock to be issued to Porch stockholders for listing on the NASDAQ, meeting the Minimum Cash Condition, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement) and the performance by both parties of their covenants and agreements. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approval, or PTAC or Porch may elect to terminate the merger agreement in certain other circumstances. See “The Merger Agreement — Termination” beginning on page 180.

Termination of the merger agreement could negatively impact Porch and PTAC.

If the merger is not completed for any reason, including as a result of Porch stockholders declining to adopt the merger agreement or PTAC stockholders declining to approve the proposals required to effect the merger, the ongoing businesses of Porch and PTAC may be adversely impacted and, without realizing any of the anticipated benefits of completing the merger, Porch and PTAC would be subject to a number of risks, including the following:

•        Porch or PTAC may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the merger will be completed);

•        Porch may experience negative reactions from its customers, vendors and employees;

•        Porch and PTAC will have incurred substantial expenses and will be required to pay certain costs relating to the merger, whether or not the merger is completed; and

•        since the merger agreement restricts the conduct of Porch’s and PTAC’s businesses prior to completion of the merger, each of Porch and PTAC may not have been able to take certain actions during the pendency of the merger that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section entitled “The Merger Agreement — Covenants and Agreements” beginning on page 169 of this proxy statement/consent solicitation statement/prospectus for a description of the restrictive covenants applicable to Porch and PTAC).

If the merger agreement is terminated and Porch’s board of directors seeks another merger or business combination, Porch stockholders cannot be certain that Porch will be able to find a party willing to offer equivalent or more attractive consideration than the consideration PTAC has agreed to provide in the merger or that such other merger or business combination is completed. If the merger agreement is terminated and PTAC’s board of directors seeks another merger or business combination, PTAC stockholders cannot be certain that PTAC will be able to find another acquisition target that would constitute a business combination that such other merger or business combination will be completed. See “The Merger Agreement — Termination” on page 180.

Porch will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Porch and consequently on PTAC. These uncertainties may impair Porch’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Porch to seek to change existing business relationships with Porch. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, New Porch’s business following the merger could be negatively impacted. In addition, the merger agreement restricts Porch from making certain expenditures and taking other specified actions without the consent of PTAC until the merger occurs. These restrictions may prevent Porch from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement — Covenants and Agreements” beginning on page 169.

Porch directors and officers may have interests in the merger different from the interests of Porch’s stockholders.

Executive officers of Porch negotiated the terms of the merger agreement with their counterparts at PTAC, and the Porch board of directors determined that entering into the merger agreement was in the best interests of Porch and its stockholders, declared the merger agreement advisable and recommended that Porch stockholders adopt the merger agreement. In considering these facts and the other information contained in this proxy statement/consent solicitation statement/prospectus, you should be aware that Porch’s executive officers and directors may have financial interests in the merger that may be different from, or in addition to, the interests of Porch stockholders. The Porch board of directors was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the merger and in recommending to Porch’s stockholders that they vote to approve the merger. For a detailed discussion of the special interests that Porch’s directors and executive officers may have in the merger, please see the section entitled “The Merger — Interests of Porch Directors and Executive Officers in the Merger” beginning on page 163.

PTAC directors and officers may have interests in the merger different from the interests of PTAC Stockholders.

Executive officers of PTAC negotiated the terms of the merger agreement with their counterparts at Porch, and the PTAC board of directors determined that entering into the merger agreement was in the best interests of PTAC and its stockholders, declared the merger agreement advisable and recommended that PTAC stockholders approve the proposals required to effect the merger. In considering these facts and the other information contained in this proxy statement/consent solicitation statement/prospectus, you should be aware that PTAC’s executive officers and directors may have financial interests in the merger that may be different from, or in addition to, the interests of PTAC stockholders. The PTAC board of directors and the audit committee thereof was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the merger and in recommending to PTAC’s stockholders that they vote to approve the merger. For a detailed discussion of the special interests that PTAC’s directors and executive officers may have in the merger, please see the section entitled “The Merger — Interests of PTAC’s Directors and Officers in the Merger” beginning on page 162.

The merger will result in changes to the board of directors of New Porch that may affect the strategy of New Porch.

If the parties complete the merger, the composition of New Porch board of directors will change from the current boards of directors of PTAC and Porch. The board of directors of New Porch will consist of Matt Ehrlichman, Joe Hanauer, Thomas D. Hennessy, Alan Pickerill, Javier Saade, Asha Sharma, Chris Terrill, Regi Vengalil and Margaret Whelan after the completion of the merger. This new composition of the New Porch board of directors may affect the business strategy and operating decisions of New Porch upon the completion of the merger.

The merger agreement contains provisions that may discourage other companies from trying to acquire Porch for greater merger consideration.

The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to Porch that might result in greater value to Porch’s stockholders than the merger or may result in a potential competing acquirer proposing to pay a lower per share price to acquire Porch than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on Porch from soliciting, or entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. Porch also has an unqualified obligation to submit the proposal to adopt the merger agreement to a vote by its stockholders, even if Porch receives an alternative acquisition proposal that its board of directors believes is superior to the merger, unless the merger agreement has been terminated in accordance with its terms.

The unaudited pro forma condensed combined financial information included in this proxy statement/consent solicitation statement/prospectus is preliminary and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma financial information included in this proxy statement/consent solicitation statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Porch’s actual financial position or results of operations would have been had the merger been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that PTAC and Porch currently believe are reasonable. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, among other things, to allocate the purchase price to Porch’s net assets. The purchase price allocation reflected in this proxy statement/consent solicitation statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Porch as of the date of the completion of the merger. In addition, following the completion of the merger, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/consent solicitation statement/prospectus. See “Summary Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 19.

PTAC and Porch will incur transaction costs in connection with the merger.

Each of PTAC and Porch has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the merger. PTAC and Porch may also incur additional costs to retain key employees. PTAC and Porch will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the merger. PTAC estimates that it will incur approximately $6.0 million in deferred underwriting fees and $8.25 million in fees related to the PIPE Investment and $4.0 million in transaction costs. Porch estimates that it will incur approximately $22.3 million in transaction costs ($17.4 million of which are financial advisory fees payable in New Porch common stock to Financial Technology Partners, LP, financial advisor to Porch, 150,000 shares of which will vest upon the achievement of the same share price thresholds that apply to the earnout shares issuable to Porch stockholders in the merger) associated with the merger. Some of these costs are payable regardless of whether the merger is completed. See “The Merger — Terms of the Merger” beginning on page 145.

Porch’s stockholders will have their rights as stockholders governed by New Porch’s organizational documents.

As a result of the completion of the merger, holders of shares of Porch common stock and preferred stock will become holders of shares of New Porch common stock, which will be governed by New Porch’s organizational documents. As a result, there will be differences between the rights currently enjoyed by Porch stockholders and the rights that Porch stockholders who become New Porch stockholders will have as stockholders of New Porch. See “Comparison of Stockholders’ Rights” beginning on page 206.

The Sponsor has agreed to vote in favor of the proposals at the PTAC Special Meeting, regardless of how public stockholders vote.

As of the date hereof, the Founder Shares owned by PTAC’s Sponsors represent approximately 20% of the voting power of the outstanding PTAC common stock. Pursuant to the Letter Agreement entered into at the closing of PTAC’s IPO, the Sponsor has agreed to vote its Founder Shares and any shares of Class A Common Stock held by it in favor of each of the proposals at the PTAC Special Meeting, regardless of how public stockholders vote. Accordingly, the agreement by the Sponsor to vote in favor of each of the proposals at the PTAC Special Meeting will increase the likelihood that PTAC will receive the requisite stockholder approval for the merger and the transactions contemplated thereby.

Because of PTAC’s limited resources and the significant competition for business combination opportunities, it may be more difficult for it to complete the initial business combination. If PTAC is unable to complete the initial business combination, its public stockholders may receive only approximately $10.04 per share on its redemption of its shares of Class A Common Stock, or less than such amount in certain circumstances based on the balance of its Trust Account (as of September 30, 2020), and its warrants will expire worthless.

PTAC encounters competition from other entities having a business objective similar to its own, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities competing for the types of businesses it intends to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess similar technical, human and other resources to those of PTAC, and its financial resources will be relatively limited when contrasted with those of many of these competitors. While PTAC believes there are numerous target businesses it could potentially acquire with the net proceeds of its IPO and the sale of the private placement warrants, PTAC’s ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by its available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Furthermore, because PTAC is obligated to pay cash for the shares of Class A Common Stock its public stockholders redeem in connection with the initial business combination, target companies will be aware that this may reduce the resources available to PTAC for the initial business combination. This may place PTAC at a competitive disadvantage in successfully negotiating an initial business combination. If it is unable to complete an initial business combination, PTAC’s public stockholders may only receive $10.04 per share on the liquidation of its Trust Account, based on the balance of the Trust Account (as of September 30, 2020), and its warrants will expire worthless.

PTAC may not be able to consummate the merger or an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Class A Common Stock and liquidate, in which case the holders of Class A Common Stock may only receive $10.00 per share, or less than such amount in certain circumstances, and the public warrants will expire worthless.

The Existing Charter provides that PTAC must complete an initial business combination by May 26, 2021 to complete any initial business combination. If PTAC is unable to complete an initial business combination before May 26, 2021, PTAC will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Class A Common Stock, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to PTAC to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding shares of Class A Common Stock, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and PTAC’s board of directors, dissolve and liquidate, subject in each case to PTAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to its warrants, which will expire worthless if PTAC fails to complete an initial business combination within the 18 month time period. In certain circumstances, the holders of Class A Common Stock may receive less than $10.00 per share on the redemption of their shares.

PTAC’s Sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or warrants from holders of Class A Common Stock, which may influence the vote on the Business Combination Proposal and reduce the public float of the Class A Common Stock.

PTAC’s Sponsor, directors, officers, advisors or their affiliates may purchase Class A Common Stock or public warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the consummation of the merger and the other transactions contemplated by the merger agreement, although they are under no obligation to do so. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Class A Common Stock or public warrants in such transactions.

Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of Class A Common Stock is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that PTAC’s Sponsor, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from holders of Class A Common Stock who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Business Combination Proposal and thereby increase the likelihood of obtaining stockholder approval of the Business Combination Proposal. The purpose of any such purchases of public warrants could be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with the merger or the other transactions contemplated by the merger agreement. Any such purchases of PTAC securities may result in the consummation the merger, which may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public float of Class A Common Stock or public warrants and the number of beneficial holders of PTAC securities may be reduced, possibly making it difficult to maintain the quotation, listing or trading of PTAC securities on a national securities exchange.

Neither PTAC nor its stockholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration in the event that any of the representations and warranties made by Porch in the merger agreement ultimately proves to be inaccurate or incorrect.

The representations and warranties made by Porch and PTAC to each other in the merger agreement will not survive the consummation of the merger. As a result, PTAC and its stockholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration if any representation or warranty made by Porch in the merger agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, PTAC would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

Either PTAC or Porch may waive one or more of the conditions to the merger or certain of the other transactions contemplated by the merger agreement.

Either PTAC or Porch may agree to waive, in whole or in part, some of the conditions to our obligations to consummate the merger or certain of the other transaction contemplated by the merger agreement, to the extent permitted by the Existing Charter and applicable laws. For example, it is a condition to our obligations to consummate the merger that certain of Porch’s representations and warranties are true and correct in all respects as of the closing date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not result in a material adverse effect. However, if PTAC’s board of directors determines that it is in the best interest of the PTAC stockholders to waive any such breach, then the board may elect to waive that condition and consummate the merger. No party is able to waive the condition that PTAC stockholders approve the Business Combination Proposal.

PTAC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for PTAC to consummate an initial business combination with which a substantial majority of PTAC’s stockholders do not agree.

The Existing Charter does not provide a specified maximum redemption threshold, except that in no event will PTAC redeem the Class A Common Stock in an amount that would cause its net tangible assets to be less than $5,000,001 upon consummation of an initial business combination and after payment of underwriters’ fees and commissions (such that PTAC is not subject to the SEC’s “penny stock” rules). As a result, PTAC may be able to consummate the merger even if a substantial majority of its stockholders do not agree with the merger and have redeemed their shares. In the event the aggregate cash consideration PTAC would be required to pay for all shares of Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the merger agreement exceed the aggregate amount of cash available to PTAC, PTAC will not complete the merger or redeem any shares, all shares of Class A Common Stock submitted for redemption will be returned to the holders thereof, and PTAC instead may search for an alternate business combination.

If third parties bring claims against PTAC, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.

PTAC’s placing of funds in the Trust Account may not protect those funds from third-party claims against PTAC. Although PTAC has sought to have all vendors, service providers, prospective target businesses and other entities with which it does business (except its independent registered accounting firm) execute agreements with PTAC waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the holders of Class A Common Stock, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against PTAC’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, PTAC’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to PTAC than any alternative. PTAC is not aware of any product or service providers who have not or will not provide such waiver other than the underwriters of its IPO and PTAC’s independent registered public accounting firm.

PTAC’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the holders of Class A Common Stock.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, PTAC’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While PTAC currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to PTAC, it is possible that PTAC’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If PTAC’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the holders of Class A Common Stock may be reduced below $10.00 per share.

PTAC may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.

PTAC has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, PTAC’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and not to seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by PTAC only if (i) PTAC has sufficient funds outside of the Trust Account or (ii) PTAC consummates an initial business combination. PTAC’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against PTAC’s officers and directors, even though such an action, if successful, might otherwise benefit PTAC and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent PTAC pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

If, after PTAC distributes the proceeds in the Trust Account to the holders of Class A Common Stock, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against PTAC that is not dismissed, a bankruptcy court may seek to recover such proceeds, and PTAC and its board may be exposed to claims of punitive damages.

If, after PTAC distributes the proceeds in the Trust Account to its stockholders, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against PTAC that is not dismissed, any distributions received by PTAC’s stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by PTAC’s stockholders. In addition, the PTAC board may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith, thereby exposing itself and PTAC to claims of punitive damages, by paying PTAC’s stockholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in the Trust Account to the holders of Class A Common Stock, PTAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against PTAC that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of PTAC’s stockholders and the per-share amount that would otherwise be received by PTAC’s stockholders in connection with PTAC’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the holders of Class A Common Stock, PTAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against PTAC that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in PTAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of PTAC’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by PTAC’s stockholders in connection with PTAC’s liquidation may be reduced.

PTAC stockholders may be held liable for claims by third parties against PTAC to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to the holders of Class A Common Stock upon the redemption of the Class A Common Stock in the event PTAC does not complete an initial business combination within the timeframe set forth in the Existing Charter may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is PTAC’s intention to redeem the Class A Common Stock as soon as reasonably possible in the event it does not complete its initial business combination and, therefore, PTAC does not intend to comply with the foregoing procedures.

Because PTAC will not be complying with Section 280, Section 281(b) of the DGCL requires PTAC to adopt a plan, based on facts known to PTAC at such time that will provide for PTAC’s payment of all existing and pending claims or claims that may be potentially brought against PTAC within the 10 years following its dissolution. However, because PTAC is a blank check company, rather than an operating company, and PTAC’s operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from PTAC’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If PTAC’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. PTAC cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, PTAC’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of PTAC’s stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to the holders of Class A Common Stock upon the redemption of the Class A Common Stock in the event PTAC does not complete an initial business combination within the timeframe set forth in the Existing Charter is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six (6) years after the unlawful redemption distribution, instead of three (3) years, as in the case of a liquidating distribution.

PTAC may not be able to complete the PIPE Investment in connection with the merger.

PTAC may not be able to complete the PIPE Investment on terms that are acceptable to PTAC, or at all. If PTAC does not complete the PIPE Investment, PTAC may not be able to consummate the merger or certain other transactions contemplated by the merger agreement. The terms of any alternative financing may be more onerous to the combined company than the PIPE Investment, and PTAC may be unable to obtain alternative financing on terms that are acceptable to it, or at all. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the combined company. None of PTAC’s officers, directors or stockholders is required to provide any financing to PTAC in connection with or after the consummation of the merger.

PTAC may amend the terms of its warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 65% of the then outstanding warrants. As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of shares of Class A Common Stock purchasable upon exercise of a public warrant could be decreased, all without your approval.

The PTAC warrants were issued in registered form under the Warrant Agreement between Continental Stock Transfer & Trust Company (“CST”), as warrant agent, and PTAC. The Warrant Agreement provides that the terms of PTAC’s warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding warrants to make any change that adversely affects the interests of the registered holders of the public warrants. Accordingly, PTAC may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding warrants approve of such amendment. Although PTAC’s ability to amend the terms of the public warrants with the consent of at least 65% of the then outstanding warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock, shorten the exercise period or decrease the number of shares of Class A Common Stock purchasable upon exercise of a warrant.

PTAC may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

PTAC has the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period commencing once the warrants become exercisable and ending on the third trading day prior to the date on which PTAC gives proper notice of such redemption and provided certain other conditions are met. If and when the warrants become redeemable by PTAC, PTAC may not exercise its redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or it is unable to effect such registration or qualification. PTAC will use its best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered. Redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by PTAC so long as they are held by the Sponsor or its permitted transferees.

Subsequent to the consummation of the merger and the other transactions contemplated by the merger agreement, New Porch may be required to take write-downs or write-offs, or the combined company may be subject to restructuring, impairment or other charges that could have a significant negative effect on the combined company’s financial condition, results of operations and the price of New Porch common stock, which could cause you to lose some or all of your investment.

Although PTAC has conducted due diligence on Porch, this diligence may not reveal all material issues that may be present with Porch’s business. Factors outside of Porch’s and PTAC’s respective control may, at any time, arise. As a result of these factors, the New Porch may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in the combined company reporting losses. Even if PTAC’s due diligence successfully identified certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with PTAC’s preliminary risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on the combined company’s liquidity, the fact that the combined company reports charges of this nature could contribute to negative market perceptions about the combined company or its securities. In addition, charges of this nature may cause the combined company to be unable to obtain future financing on favorable terms or at all.

New Porch’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the merger is consummated could have a material adverse effect on its business.

Porch is currently not subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the merger and the other transactions contemplated by the merger agreement, the combined company will be required to provide management’s attestation on internal controls commencing with New Porch’s annual report for the year ending December 31, 2021 in accordance with applicable SEC guidance. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Porch as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the merger. If the combined company is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its securities.

New Porch will qualify as an “emerging growth company” within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make New Porch’s securities less attractive to investors and may make it more difficult to compare New Porch’s performance to the performance of other public companies.

New Porch will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, the combined company will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including, but not limited to, (a) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (b) reduced disclosure obligations regarding executive compensation in New Porch’s periodic reports and proxy statements and (c) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, New Porch’s stockholders may not have access to certain information they may deem important. New Porch will remain an emerging growth company until the earliest of (1) the last day of the fiscal year (a) following November 26, 2024, (b) in which New Porch has total annual gross revenue of at least $1.07 billion, or (c) in which New Porch is deemed to be a large accelerated filer, which means the market value of its common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which New Porch has issued more than $1.0 billion in non-convertible debt securities during the prior three (3) year period. PTAC cannot predict whether investors will find New Porch’s securities less attractive because it will rely on these exemptions. If some investors find the combined company’s securities less attractive as a result of the combined company’s reliance on these exemptions, the trading prices of the combined company’s securities may be lower than they otherwise would be, there may be a less active trading market for New Porch’s securities and the trading prices of the combined company’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. PTAC has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, it, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of PTAC’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

The future exercise of registration rights may adversely affect the market price of New Porch’s common stock.

Certain New Porch shareholders will have registration rights for restricted securities. In connection with the consummation of the merger, New Porch will enter into the A&R RRA with PTAC, the Sponsor and certain other stockholders of New Porch, which will provide for customary “demand” and “piggyback” registration rights for certain stockholders. Sales of a substantial number of shares of New Porch common stock pursuant to the resale registration statement in the public market could occur at any time the registration statement remains effective. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Porch common stock.

Warrants will become exercisable for New Porch common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to New Porch stockholders.

Outstanding warrants to purchase an aggregate of 14,325,000 shares of New Porch common stock will become exercisable on the later of 30 days after the completion of the merger or 12 months from the consummation of PTAC’s IPO. Each warrant entitles the holder thereof to purchase one (1) share of New Porch common stock at a price of $11.50 per whole share, subject to adjustment. Warrants may be exercised only for a whole number of shares of New Porch common stock. To the extent such warrants are exercised, additional shares of New Porch common stock will be issued, which will result in dilution to the then existing holders of common stock of Porch and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our common stock.

PTAC’s ability to successfully effect the merger and the other transactions contemplated by the merger agreement and New Porch’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Porch, all of whom PTAC expects to stay with the combined company following the consummation of the merger. Any loss of such key personnel could negatively impact the operations and financial results of the combined business.

PTAC’s ability to successfully effect the merger and the other transactions contemplated by the merger agreement and New Porch’s ability to successfully operate the business following the consummation of the merger is dependent upon the efforts of certain key personnel of Porch. Although PTAC expects key personnel to remain with the combined company following the consummation of the merger, there can be no assurance that they will do so. It is possible that Porch will lose some key personnel, the loss of which could negatively impact the operations and profitability of the combined company. Furthermore, following the consummation of the merger, certain of the key personnel of Porch may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause the combined company to have to expend time and resources helping them become familiar with such requirements.

The Existing Charter requires, to the fullest extent permitted by law, that derivative actions brought in PTAC’s name, actions against PTAC’s directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, which may have the effect of discouraging lawsuits against PTAC’s directors, officers, other employees or stockholders.

The Existing Charter requires, to the fullest extent permitted by law, that derivative actions brought in PTAC’s name, actions against PTAC’s directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware will have concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the forum provisions in our Existing Charter. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with PTAC or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although such stockholders will not be deemed to have waived PTAC’s compliance with federal securities laws and the rules and regulations thereunder. However, there is no assurance that a court would enforce the choice of forum provision contained in the Existing Charter. If a court were to find such provision to be inapplicable or unenforceable in an action, PTAC may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

The Existing Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Porch may be unable to obtain warrant cancelation agreements from existing holders of Porch warrants.

In connection with the merger, Porch is pursuing warrant cancelation agreements with all holders of warrants to purchase Porch capital stock. There can be no assurance that Porch will be successful in obtaining warrant cancelation agreements from all holders of Porch warrants. In the event that a holder of Porch warrants does not execute a warrant cancellation agreement, such holder may have a claim to the equity of the operating subsidiary of New Porch following the closing of the merger.

Additional Risks Relating to Ownership of New Porch Common Stock Following the Merger

NASDAQ may delist New Porch’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject New Porch to additional trading restrictions.

Currently, PTAC’s units, Class A Common Stock and public warrants are publicly traded on the NASDAQ. We intend to list the combined Company’s common stock and public warrants on the NASDAQ under the symbols PRCH and PRCHW, respectively, upon the closing of the merger. PTAC will not have units traded following closing of the merger. PTAC cannot assure you that its securities will continue to be listed on the NASDAQ following the merger. In order to continue listing its securities on the NASDAQ following the merger, New Porch will be required to maintain certain financial, distribution and stock price levels. Generally, New Porch will be required to maintain a minimum amount in stockholders’ equity (generally $2,500,000 for companies trading on the NASDAQ Capital Market) and a minimum number of holders of our securities (generally 300 public holders). Additionally, in connection with the merger, New Porch will be required to demonstrate compliance with NASDAQ’s initial listing requirements, which are more rigorous than NASDAQ’s continued listing requirements, in order to continue to maintain the listing of its securities on the NASDAQ. For instance, New Porch’s stock price would generally be required to be at least $4.00 per share, its stockholders’ equity would generally be required to be at least $5.0 million and it would be required to have a minimum of 300 round lot holders of its securities. We cannot assure you that New Porch will be able to meet those initial listing requirements at that time.

If NASDAQ delists New Porch’s securities from trading on its exchange and New Porch is not able to list its securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity for our securities;

•        a determination that the New Porch common stock is a “penny stock” which will require brokers trading in New Porch common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Since PTAC’s units, Class A Common Stock and warrants are listed on the NASDAQ, they are covered securities. Although the states are preempted from regulating the sale of its securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While PTAC is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if PTAC was no longer listed on the NASDAQ, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities, including in connection with the initial business combination.

New Porch’s stock price may change significantly following the merger and you could lose all or part of your investment as a result.

The trading price of the New Porch common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “— Risks Relating to Porch’s Business and Industry” and the following:

•        results of operations that vary from the expectations of securities analysts and investors;

•        results of operations that vary from those of New Porch’s competitors;

•        the impact of the COVID-19 pandemic and its effect on New Porch’s business and financial conditions;

•        changes in expectations as to New Porch’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•        declines in the market prices of stocks generally;

•        strategic actions by New Porch or its competitors;

•        announcements by New Porch or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•        any significant change in New Porch’s management;

•        changes in general economic or market conditions or trends in New Porch’s industry or markets;

•        changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to New Porch’s business;

•        future sales of New Porch’s common stock or other securities;

•        investor perceptions or the investment opportunity associated with New Porch’s common stock relative to other investment alternatives;

•        the public’s response to press releases or other public announcements by New Porch or third parties, including New Porch’s filings with the SEC;

•        litigation involving New Porch, New Porch’s industry, or both, or investigations by regulators into New Porch’s operations or those of New Porch’s competitors;

•        guidance, if any, that New Porch provides to the public, any changes in this guidance or New Porch’s failure to meet this guidance;

•        the development and sustainability of an active trading market for New Porch’s stock;

•        actions by institutional or activist stockholders;

•        changes in accounting standards, policies, guidelines, interpretations or principles; and

•        other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of New Porch’s common stock, regardless of New Porch’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of New Porch’s common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If New Porch was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from New Porch’s business regardless of the outcome of such litigation.

Because there are no current plans to pay cash dividends on New Porch’s common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

New Porch intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of New Porch common stock will be at the sole discretion of New Porch’s board of directors. New Porch’s board of directors may take into account general and economic conditions, New Porch’s financial condition and results of operations, New Porch’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by New Porch to its stockholders or by its subsidiaries to it and such other factors as New Porch’s board of directors may deem relevant. In addition, New Porch’s ability to pay dividends is limited by covenants of Porch’s existing and outstanding indebtedness and may be limited by covenants of any future indebtedness New Porch incurs. As a result, you may not receive any return on an investment in New Porch’s common stock unless you sell New Porch’s common stock for a price greater than that which you paid for it.

If securities analysts do not publish research or reports about New Porch’s business or if they downgrade New Porch’s stock or New Porch’s sector, New Porch’s stock price and trading volume could decline.

The trading market for New Porch’s common stock will rely in part on the research and reports that industry or financial analysts publish about New Porch or its business. New Porch will not control these analysts. In addition, some financial analysts may have limited expertise with Porch’s model and operations. Furthermore, if one or more of the analysts who do cover New Porch downgrade its stock or industry, or the stock of any of its competitors, or publish inaccurate or unfavorable research about its business, the price of New Porch’s stock could decline. If one or more of these analysts ceases coverage of New Porch or fails to publish reports on it regularly, New Porch could lose visibility in the market, which in turn could cause its stock price or trading volume to decline.

Future sales, or the perception of future sales, by New Porch or its stockholders in the public market following the merger could cause the market price for New Porch’s common stock to decline.

The sale of shares of New Porch’s common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of New Porch’s common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for New Porch to sell equity securities in the future at a time and at a price that it deems appropriate.

Upon consummation of the merger, using the value of the Trust Account as of September 30, 2020, and subject to the assumptions set forth in “Basis of Presentation and Glossary”, New Porch would have a total of approximately 84.2 million shares of common stock (assuming no redemptions) outstanding. All shares issued in the merger will be freely tradable without registration under the Securities Act and without restriction by persons other than New Porch’s “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including New Porch’s directors, executive officers and other affiliates.

In connection with the merger, certain substantial holders of Porch’s common stock (determined on an as-converted basis) (the “New Holders”) have agreed with PTAC, subject to certain exceptions, not to transfer or dispose of their New Porch common stock until the earlier of (i) 180 days after the consummation of the merger, (ii) the date that the closing price of the New Porch common stock equals or exceeds $12.00 for 20 trading days within any 30 trading day period following the 150th day following the merger and (iii) the consummation of a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Porch’s stockholders having the right to exchange their shares of New Porch common stock for cash, securities or other property. In addition, PTAC’s current officers and directors and their affiliates and Matt Ehrlichman, New Porch’s Chief Executive Officer and Chairman (together with the New Holders, the “Investors”) have agreed with PTAC, subject to certain exceptions, not to transfer or dispose of their New Porch common stock during the period from the date of the closing of the merger through the earlier of (i) the first anniversary of the consummation of merger, (ii) the date that the closing price of the New Porch common stock equals or exceeds $12.00 for 20 trading days within any 30 trading day period following the 150th day following the merger and (iii) the consummation of a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Porch’s stockholders having the right to exchange their shares of New Porch common stock for cash, securities or other property.

Upon the expiration or waiver of the lock-ups described above, shares held by the Investors and certain other stockholders of New Porch will be eligible for resale, subject to volume, manner of sale and other limitations under Rule 144, when such rule becomes applicable to PTAC. In addition, pursuant to the A&R RRA, the Investors and certain other stockholders will have the right, subject to certain conditions, to require New Porch to register the sale of their shares of New Porch’s common stock under the Securities Act. By exercising their registration rights and selling a large number of shares, these stockholders could cause the prevailing market price of New Porch’s common stock to decline. Following completion of the merger, the shares covered by registration rights will represent approximately           % of New Porch’s outstanding common stock.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of shares of New Porch’s common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for New Porch to raise additional funds through future offerings of New Porch’s shares of Class A Common Stock or other securities.

In addition, the shares of New Porch common stock reserved for future issuance under New Porch’s equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The number of shares of New Porch’s common stock expected to be reserved for future issuance under its equity incentive plans is equal to 15% of the aggregate number of shares of New Porch common stock outstanding at closing (without inclusion of any Earnout Shares), reduced by the sum of (i) the number of shares of PTAC common stock, if any, that are subject to PTAC options, PTAC restricted stock units or PTAC restricted shares into which “Excess Awards” (as defined below) are converted pursuant to the merger agreement, and (ii) an amount equal to (A) the total cash bonuses payable at closing, in an amount not to exceed $5,000,000, under the Management Carve-Out Plan, divided by (B) the Reference Price. The compensation committee of New Porch’s board of directors may determine the exact number of shares to be reserved for future issuance under its equity incentive plans at its discretion. New Porch is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of New Porch’s common stock or securities convertible into or exchangeable for shares of New Porch’s common stock issued pursuant to New Porch’s equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, New Porch may also issue its securities in connection with investments or acquisitions. The amount of shares of New Porch’s common stock issued in connection with an investment or acquisition could constitute a material portion of New Porch’s then-outstanding shares of Class A Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to New Porch’s stockholders.

Anti-takeover provisions in New Porch’s organizational documents could delay or prevent a change of control.

Certain provisions of New Porch’s second amended and restated certificate of incorporation and amended and restated bylaws to become effective upon the consummation of the merger may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by New Porch’s stockholders.

These provisions provide for, among other things:

•        the ability of New Porch’s board of directors to issue one or more series of preferred stock;

•        advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at New Porch’s annual meetings;

•        certain limitations on convening special stockholder meetings;

•        limiting the ability of stockholders to act by written consent; and

•        New Porch’s board of directors have the express authority to make, alter or repeal New Porch’s amended and restated bylaws.

These anti-takeover provisions could make it more difficult for a third party to acquire New Porch, even if the third party’s offer may be considered beneficial by many of New Porch’s stockholders. As a result, New Porch’s stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause New Porch to take other corporate actions you desire. See “Description of New Porch Capital Stock.”

New Porch’s second amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by New Porch’s stockholders, which could limit New Porch’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Porch or its directors, officers, employees or stockholders.

New Porch’s second amended and restated certificate of incorporation will provide that, subject to limited exceptions, any (1) derivative action or proceeding brought on behalf of New Porch, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee to New Porch or its stockholders, (3) action asserting a claim arising pursuant to any provision of the DGCL or New Porch’s amended and restated certificate of incorporation or New Porch’s amended and restated bylaws, or (4) action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of New Porch’s capital stock shall be deemed to have notice of and to have consented to the provisions of New Porch’s certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Porch or its directors, officers or other employees, which may discourage such lawsuits against New Porch and its directors, officers and employees. Alternatively, if a court were to find these provisions of New Porch’s amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, New Porch may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect New Porch’s business and financial condition.

Certain of New Porch’s stockholders, including the Sponsor, may engage in business activities which compete with New Porch or otherwise conflict with New Porch’s interests.

The Sponsor is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with New Porch. New Porch’s amended and restated certificate of incorporation will provide that none of the Sponsor, any of their respective affiliates or any director who is not employed by New Porch (including any non-employee director who serves as one (1) of New Porch’s officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which New Porch operates. The Sponsor also may pursue acquisition opportunities that may be complementary to New Porch’s business and, as a result, those acquisition opportunities may not be available to New Porch.

Risks Relating to Redemption

There is no guarantee that a PTAC public stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

No assurance can be given as to the price at which a public stockholder may be able to sell the shares of New Porch common stock in the future following the completion of the merger. Certain events following the consummation of any business combination, including the merger, may cause an increase in New Porch’s stock price, and may result in a lower value realized now than a PTAC stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s shares of Class A Common Stock. Similarly, if a PTAC public stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of New Porch common stock after the consummation of the merger, and there can be no assurance that a stockholder can sell his, her or its shares of New Porch common stock in the future for a greater amount than the redemption price set forth in this proxy statement/consent solicitation statement/prospectus. A PTAC public stockholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.

If PTAC public stockholders fail to comply with the redemption requirements specified in this proxy statement/consent solicitation statement/prospectus, they will not be entitled to redeem their shares of Class A Common Stock for a pro rata portion of the funds held in the Trust Account.

To exercise their redemption rights, holders of PTAC Class A Common Stock are required to deliver their stock, either physically or electronically using Depository Trust Company’s DWAC System, to PTAC’s transfer agent prior to the vote at the PTAC Special Meeting. If a holder fails to properly seek redemption as described in this proxy statement/consent solicitation statement/prospectus and the merger with Porch is consummated, such holder will not be entitled to redeem these shares for a pro rata portion of funds deposited in the Trust Account. See the section entitled “PTAC Special Meeting of Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the shares of Class A Common Stock, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Class A Common Stock.

A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares of Class A Common Stock or, if part of such a group, the group’s Class A Common Stock, in excess of 15% of the shares of Class A Common Stock. Your inability to redeem any such excess shares of Class A Common Stock could resulting in you suffering a material loss on your investment in PTAC if you sell such excess Class A Common Stock in open market transactions. PTAC cannot assure you that the value of such excess Class A Common Stock will appreciate over time following the merger or that the market price of the Class A Common Stock will exceed the per-share redemption price.

There is uncertainty regarding the federal income tax consequences of the redemption to the holders of Class A Common Stock.

There is some uncertainty regarding the federal income tax consequences to holders of Class A Common Stock who exercise their redemption rights. The uncertainty of tax consequences relates primarily to the individual circumstances of the taxpayer and include (i) whether the redemption results in a dividend, taxable as ordinary income, or a sale, taxable as capital gain, and (ii) whether such capital gain is “long-term” or “short-term.” Whether the redemption qualifies for sale treatment, resulting in taxation as capital gain rather than ordinary income, will depend largely on whether the holder owns (or is deemed to own) any shares of Class A Common Stock following the redemption, and if so, the total number of shares of Class A Common Stock held by the holder both before and after the redemption relative to all shares of Class A Common Stock outstanding both before and after the redemption. The redemption generally will be treated as a sale, rather than a dividend, if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in PTAC or (iii) is “not essentially equivalent to a dividend” with respect to the holder. Due to the personal and subjective nature of certain of such tests and the absence of clear guidance from the IRS, there is uncertainty as to whether a holder who elects to exercise its redemption rights will be taxed on any gain from the redemption as ordinary income or capital gain. See the section entitled “Material U.S. Federal Income Tax Consequences.”

PORCH’S SOLICITATION OF WRITTEN CONSENTS

Purpose of the Consent Solicitation

You are being asked to consent to adopt and approve in all respects the merger agreement and the transactions contemplated thereby (the “Business Combination Proposal”).

The Porch board of directors has determined that the merger agreement, the merger contemplated by the merger agreement, the other transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of Porch and its stockholders and adopted and approved the merger agreement and the transactions contemplated thereby, including the merger. The Porch board of directors recommends that you consent to the Business Combination Proposal and thereby approve the merger and the other transactions contemplated by the merger agreement.

Porch Stockholders Entitled to Consent

Only Porch stockholders of record holding shares of common stock or preferred stock are entitled to sign and deliver written consents with respect to the Business Combination Proposal. As of the close of business on           , 2020, there were approximately           shares of Porch common stock (including the shares of Porch preferred stock on an as-converted basis) outstanding and entitled to sign and deliver written consents with respect to the Business Combination Proposal. You are urged to return a completed, dated and signed written consent by            Eastern Time, on           , 2020.

Concurrent with the execution of the merger agreement, certain holders representing a majority of the Porch preferred stock and the Porch Series B Preferred Stock (determined on an as-converted basis) executed a written consent pursuant to which all of Porch’s issued and outstanding preferred stock will be converted immediately prior to the merger into shares of Porch common stock in accordance with the Porch charter. The written consents solicited via this proxy statement/consent solicitation statement/prospectus will become effective upon such conversion of the Porch preferred stock.

Consents; Required Consents

Written consents from the holders of at least a majority of the voting power of the outstanding shares of Porch common stock entitled to vote (including common stock issuable upon conversion of Porch’s preferred stock) are required to adopt the Business Combination Proposal.

Concurrent with the execution of the merger agreement, certain holders representing a majority of the Porch preferred stock and the Porch Series B Preferred Stock (determined on an as-converted basis) executed a written consent pursuant to which all of Porch’s issued and outstanding preferred stock will be converted immediately prior to the merger into shares of Porch common stock in accordance with the Porch charter. The Porch Seed Preferred Stock, Porch Series A Preferred Stock, Porch Series A-1 Preferred Stock, Porch Series A-2 Preferred Stock and Porch Series C Preferred Stock will be converted to Porch common stock on a one-to-one basis. The Porch Series B Preferred Stock will be converted to Porch common stock at an exchange ratio of approximately 1.0035:1. The written consents solicited via this proxy statement/consent solicitation statement/prospectus will become effective upon such conversion of the Porch preferred stock.

Also concurrent with the execution of the merger agreement, those same supporting holders entered into support agreements with PTAC. Under the support agreements, the supporting holders agreed, among other things, to execute and deliver a written consent with respect to the outstanding shares of Porch common stock held by the supporting holders (after the conversion of Porch’s preferred stock into common stock in accordance with the Porch charter), which represent approximately 67.7% of the outstanding voting power of Porch common stock (determined on an as-converted basis), adopting the merger agreement and approving the merger, subject to certain exceptions.

Submission of Consents

You may consent to the Business Combination Proposal with respect to your shares of Porch common stock (on an as-converted basis) by completing, dating and signing the written consent enclosed with this proxy statement/consent solicitation statement/prospectus and returning it to Porch.

If you hold shares of Porch common stock or preferred stock, you must fill out the enclosed written consent, date and sign it, and promptly return it to Porch. Once you have completed, dated and signed the written consent, you may deliver it to Porch by emailing a .pdf copy to legal@porch.com or by mailing it to 2200 1st Avenue South, Suite 300, Seattle, Washington 98134, Attention: Paul Swegle.

Executing Consents

You may execute a written consent to approve of the Business Combination Proposal. A written consent to approve the Business Combination Proposal is equivalent to a vote for such proposal. If you fail to execute and return your written consent, or otherwise withhold your written consent, it has the same effect as voting against the Business Combination Proposal.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by Porch. Officers and employees of Porch may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The following unaudited pro forma condensed combined financial information is presented to aid you in your analysis of the financial aspects of the merger. The following unaudited pro forma condensed combined financial information present the combination of the financial information of PTAC and Porch adjusted to give effect to the merger. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. The unaudited pro forma condensed combined balance sheet as of September 30, 2020 combines the historical balance sheet of PTAC and the historical balance sheet of Porch on a pro forma basis as if the merger, summarized below, had been consummated on September 30, 2020. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and the nine months ended September 30, 2020, combine the historical statements of operations of PTAC and Porch for such periods on a pro forma basis as if the merger, summarized below, had been consummated on January 1, 2019, the beginning of the earliest period presented:

•        the merger of Porch with and into Merger Sub, a wholly owned subsidiary of PTAC, with Porch surviving the merger as a wholly owned subsidiary of PTAC;

•        the issuance and sale of 15,000,000 shares of PTAC common stock at a purchase price of $10.00 per share are issued pursuant to the PIPE Investment;

•        the conversion of 52,207,029 shares of Porch preferred stock to 52,251,876 shares of Porch common stock immediately prior to the closing of the merger in accordance with Porch’s existing charter; and

•        the conversion of 7,117,352 outstanding Porch warrants into 2,482,664 shares of New Porch common stock upon closing of the merger pursuant to the terms of the Warrant Cancelation Agreements.

The historical financial information of PTAC was derived from the unaudited and audited financial statements of PTAC as of and for the nine months ended September 30, 2020, and for the period from July 31, 2019 (date of inception) to December 31, 2019, respectively, which are included elsewhere in this proxy statement/consent solicitation statement/prospectus. The historical financial information of Porch was derived from the unaudited and audited combined financial statements of Porch as of and for the nine months ended September 30, 2020, and for the year ended December 31, 2019, respectively, which are included elsewhere in this proxy statement/consent solicitation statement/prospectus. This information should be read together with the accompanying notes to the unaudited pro forma condensed combined financial statements, PTAC’s and Porch’s unaudited and audited financial statements and related notes, the sections titled “PTAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Porch’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, PTAC will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Porch will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Porch (i.e., a capital transaction involving the issuance of stock by PTAC for the stock of Porch), based on the following facts and circumstances:

•        Porch’s existing shareholders will have the greatest voting interest in the combined entity under the no redemption and maximum redemption scenarios with over 54.5% and 69.5% voting interest, respectively;

•        Porch’s existing directors and individuals designated by existing Porch stockholders will represent the majority of the New Porch board of directors;

•        The largest individual minority stockholder of the combined entity is an existing shareholder of Porch;

•        Porch’s senior management will be the senior management of New Porch; and

•        Porch is the larger entity based on historical revenue.

Accordingly, the consolidated assets, liabilities and results of operations of Porch will become the historical financial statements of New Porch, and PTAC’s assets, liabilities and results of operations will be consolidated with Porch beginning on the acquisition date. The net assets of PTAC will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded. Operations prior to the merger will be presented in future financial reports as those of Porch.

The unaudited pro forma condensed combined financial statements have been prepared using two different levels of assumed redemptions of PTAC common stock:

•        Assuming No Redemption:    This scenario assumes that no shares of PTAC Class A Common Stock are redeemed; and

•        Assuming Maximum Possible Redemption:    This scenario assumes that all 17.3 million shares of PTAC Class A Common Stock are redeemed for an aggregate payment of approximately $173.2 million (based on the estimated per share redemption price of approximately $10.04 per share based on the fair value of marketable securities held in the Trust Account as of September 30, 2020 of approximately $173.2 million) from the Trust Account. Redemption of all 17.3 million shares of common stock allow for minimum cash conditions to be met, as specified in both the merger agreement and the PTAC charter.

The following unaudited pro forma condensed combined balance sheet as of September 30, 2020, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019, and the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2020 are based on the historical financial statements of PTAC and Porch. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2020
(in thousands, except share and per share data)

	As of` September 30, 2020		Pro Forma Transaction Accounting Adjustments (Assuming No Redemptions)		As of September 30, 2020	Additional Pro Forma Transaction Accounting Adjustments (Assuming Maximum Redemptions)		As of September 30, 2020
	PTAC (Historical) (US GAAP)	Porch (Historical) (US GAAP)			Pro Forma Combined (Assuming No Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Assets
Current assets:
Cash and cash equivalents	$907	$137			$190,824			$79,599
			173,198	(a)		(173,198)	(a)
			(13,416)	(b)
			150,000	(c)
			(8,250)	(c)
			(82,469)	(d)		42,573	(d)
			3,000	(d)		(3,000)	(d)
			(3,600)	(e)		2,400	(e)
			(8,683)	(f)
			(30,000)	(g)		20,000	(g)
			10,000	(h)
Accounts receivable, net		5,824			5,824			5,824
Prepaid expenses and other current assets	327	1,012			1,339			1,339
Restricted cash		5,000	(5,000)	(h)	—			—
Total current assets	1,234	11,973	184,780		197,987	(111,225)		86,762
Investments held in Trust Account	173,198	—	(173,198)	(a)	—			—
Property, equipment, and software, net		4,923			4,923			4,923
Goodwill		19,440			19,440			19,440
Intangible assets, net		9,494			9,494			9,494
Restricted cash		3,000	(3,000)	(d)	—	3,000	(d)	3,000
Long-term accounts receivable		1,947			1,947			1,947
Other assets		3,543	(3,227)	(b)	316			316
Total Assets	$174,432	$54,320	$5,355		$234,107	$(108,225)		$125,882

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2020 — (continued)
(in thousands, except share and per share data)

	As of` September 30, 2020		Pro Forma Transaction Accounting Adjustments (Assuming No Redemptions)		As of September 30, 2020	Additional Pro Forma Transaction Accounting Adjustments (Assuming Maximum Redemptions)		As of September 30, 2020
	PTAC (Historical) (US GAAP)	Porch (Historical) (US GAAP)			Pro Forma Combined (Assuming No Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	59	9,587	(662)	(b)	8,984			8,984
Accrued expenses and other current liabilities	2,849	19,628			17,484			17,662
			(775)	(d)		178	(d)
			(4,318)	(b)
			99	(i)
Franchise tax payable	99		(99)	(i)	—			—
Accrued acquisition compensation		8,683	(8,683)	(f)	—			—
Deferred revenue		6,096			6,096			6,096
Refundable customer deposit		3,288			3,288			3,288
Current portion of long term debt		24,100	(18,718)	(d)	5,382			5,382
Total current liabilities	3,007	71,382	(33,156)		41,234	178		41,411
Long-term debt		53,879	(55,681)	(d)	3,198	38,194	(d)	41,392
			5,000	(h)
Refundable customer deposit, non-current		701			701	—		701
Other liabilities		12,240			2,540	—		2,540
			(40)	(d)		—
			(9,660)	(j)		—
Deferred underwriting commissions	6,038		(6,038)	(b)	—	—		—
Total liabilities	9,045	138,202	(99,574)		47,673	38,372		86,045
Commitments and contingencies
Redeemable convertible preferred stock		162,066	(162,066)	(g)	—	—		—
Class A common stock subject to possible redemption	160,387		(160,387)	(k)	—	—		—

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2020 — (continued)
(in thousands, except share and per share data)

	As of` September 30, 2020		Pro Forma Transaction Accounting Adjustments (Assuming No Redemptions)		As of September 30, 2020	Additional Pro Forma Transaction Accounting Adjustments (Assuming Maximum Redemptions)		As of September 30, 2020
	PTAC (Historical) (US GAAP)	Porch (Historical) (US GAAP)			Pro Forma Combined (Assuming No Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Stockholders’ equity (deficit):
Common stock		243	(243)	(g)	—	—		—
Class A common stock	0		7	(l)	8	(2)	(l)	6
Class B common stock	0		(0)	(m)	—	—		—
Additional paid-in capital	7,741	50,831			498,355			345,159
			(5,626)	(b)		—
			149,999	(c)		—
			(8,250)	(c)		—
			162,305	(g)		(0)	(g)
			(30,000)	(g)		20,000	(g)
			6,750	(j)		—
			160,385	(k)		(173,196)	(k)
			(192)	(n)		—
			(0)	(o)		—
			6,962	(p)		—
			(2,550)	(q)		—
			13,500	(r)		—
			(13,500)	(r)
Accumulated deficit	(2,742)	(297,022)			(311,929)			(305,328)
			(7,256)	(d)		4,201	(d)
			(3,600)	(e)		2,400	(e)
			2,910	(j)		—
			192	(n)		—
			(6,962)	(p)		—
			2,550	(q)		—
Total stockholders’ equity (deficit)	5,000	(245,948)	427,382		186,434	(146,597)		39,837
Total liabilities, convertible redeemable preferred stock and stockholders’ equity (deficit)	$174,432	$54,320	$5,355		$234,107	$(108,225)		$125,882

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019
(in thousands, except share and per share data)

	For the Period from July 31, 2019 (date of inception) to December 31, 2019	For the Year Ended December 31, 2019	Pro Forma Transaction Accounting Adjustments (Assuming No Redemptions)			For the Year Ended December 31, 2019	Additional Pro Forma Transaction Accounting Adjustments (Assuming Maximum Redemptions)			For the Year Ended December 31, 2019
	PTAC (Historical) (US GAAP)	Porch (Historical) (US GAAP)				Pro Forma Combined (Assuming No Redemptions)				Pro Forma Combined (Assuming Maximum Redemptions)
Revenue	$—	$77,595	$			$77,595	$			$77,595
Operating Expenses:
Cost of revenue	—	21,500				21,500				21,500
Selling and marketing	—	56,220				56,220				56,220
Product and technology	—	30,992				30,992				30,992
General and administrative expenses	78	52,011				57,398				54,998
				839	(aa)
				420	(bb)
				367	(cc)
				3,600	(dd)			(2,400)	(dd)
				84	(ee)
Administrative expenses – related party	13	—		(13)	(ff)	—		—		—
Franchise tax expense	84	—		(84)	(ee)	—		—		—
Loss of divestiture of businesses		4,994				4,994		—		4,994
Total operating expenses	175	165,717		5,213		171,104		(2,400)		168,704
Operating Loss	(175)	(88,122)		(5,213)		(93,509)		2,400		(91,109)

Gain on investments, dividends and interest, held in the Trust Account	239	—		(239)	(gg)	—		—		—
Interest expense		(7,134)		5,513	(hh)	(1,621)		(3,831)	(hh)	(5,452)
Other income (expense), net		(7,967)				(10,554)				(6,353)
				2,090	(ii)
				(7,256)	(jj)			4,201	(jj)
				2,579	(ll)
Total other income (expense)	239	(15,101)		2,687		(12,175)		370		(11,805)
Income (loss) before income taxes	64	(103,223)		(2,525)		(105,684)		2,770		(102,914)
Income tax expense	33	96		—	(mm)	129		—	(mm)	129
Net income (loss)	31	(103,319)		(2,525)		(105,813)		2,770		(103,043)
Preferred Stock conversion to common stock				(13,500)	(kk)	(13,500)		—		(13,500)
Net income (loss) available to common shareholders	$31	$(103,319)		$(16,025)		$(119,313)		$2,770		$(116,543)

Weighted average shares outstanding of PTAC Class A common stock	17,250,000					75,571,319				60,313,351
Basic and diluted net income (loss) per share, PTAC Class A	$0.01					$(1.58)				$(1.93)
Weighted average shares outstanding of PTAC Class B common stock	4,312,500
Basic and diluted net loss per share, PTAC Class B	$(0.02)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020
(in thousands, except share and per share data)

	For the Nine Months Ended September 30, 2020			Pro Forma Transaction Accounting Adjustments (Assuming No Redemptions)			For the Nine Months Ended September 30, 2020	Additional Pro Forma Transaction Accounting Adjustments (Assuming Maximum Redemptions)			For the Nine Months Ended September 30, 2020
	PTAC (Historical) (US GAAP)		Porch (Historical) (US GAAP)				Pro Forma Combined (Assuming No Redemptions)				Pro Forma Combined (Assuming Maximum Redemptions)
Revenue	$		$53,703	$			$53,703	$			$53,703
Operating expenses:											—
Cost of revenue			13,252				13,252		—		13,252
Selling and marketing			30,443		612	(aa)	31,055		—		31,055
Product and technology			18,124		3,000	(aa)	21,124		—		21,124
General and administrative		3,347	15,539				18,877		—		18,877
					2,510	(aa)
					(2,917)	(cc)
					245	(bb)
					152	(ee)
Administrative expenses – related party		90			(90)	(ff)	—		—
Franchise tax expense		152			(152)	(ee)	—		—
Loss (gain) on divesture of business			(1,442)				(1,442)		—		(1,442)
Total operating expenses		3,589	75,916		3,361		82,867		—		82,867
Operating Loss		(3,589)	(22,213)		(3,361)		(29,164)		—		(29,164)

Gain on investments, dividends and interest, held in the Trust Account		1,005			(1,005)	(gg)	—		—		—
Interest expense			(10,329)		9,012	(hh)	(1,317)		(2,229)	(hh)	(3,546)
Other expense, net			(973)				1,165		—		1,165
					1,214	(ii)
					924	(ll)
Total other income (expense)		1,005	(11,302)		10,145		(152)		(2,229)		(2,381)
Income (loss) before income taxes		(2,585)	(33,515)		6,783		(29,316)		(2,229)		(31,545)
Income tax expense		189	33		—	(mm)	222		—	(mm)	222
Net income (loss)		$(2,774)	$(33,548)		$6,783		$(29,539)		$(2,229)		$(31,767)

Weighted average shares outstanding of PTAC Class A common stock		17,250,000					75,571,319				60,313,351
Basic and diluted net income (loss) per share, PTAC Class A		$0.04					$(0.39)				$(0.53)
Weighted average shares outstanding of PTAC Class B common stock		4,312,500
Basic and diluted net loss per share, PTAC Class B		$(0.80)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.     Basis of Presentation

The merger will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, PTAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the merger will be treated as the equivalent of Porch issuing stock for the net assets of PTAC, accompanied by a recapitalization.

The unaudited pro forma condensed combined balance sheet as of September 30, 2020 assumes that the merger occurred on September 30, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 and for the nine months ended September 30, 2020 presents pro forma effect to the merger as if it had been completed on January 1, 2019.

The unaudited pro forma condensed combined balance sheet as of September 30, 2020 has been prepared using, and should be read in conjunction with, the following:

•        PTAC’s unaudited condensed balance sheet as of September 30, 2020 and the related notes for the nine months ended September 30, 2020 included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•        Porch’s unaudited condensed consolidated balance sheet as of September 30, 2020 and the related notes for the nine months ended September 30, 2020 included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2020 has been prepared using, and should be read in conjunction with, the following:

•        PTAC’s unaudited condensed statement of operations for the nine months ended September 30, 2020 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•        Porch’s unaudited condensed consolidated statements of operations for the nine months ended September 30, 2020 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 has been prepared using, and should be read in conjunction with, the following:

•        PTAC’s audited statement of operations for the period from July 31, 2019 (date of inception) to December 31, 2019 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•        Porch’s audited consolidated statements of operations for the year ended December 31, 2019 and the related notes, included elsewhere in this proxy statement/consent solicitation statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the merger. In addition, unaudited pro forma condensed combined financial information includes the historical activity of businesses from which Porch has divested, and for acquisitions, only includes combined results from period after combination. In all instances, historical divestitures and acquisitions did not meet significance test thresholds that would have required pro forma presentation, as described in Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”.

The pro forma adjustments reflecting the consummation of the merger are based on certain currently available information and certain assumptions and methodologies that PTAC believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. PTAC believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the merger based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the merger taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New Porch. They should be read in conjunction with the historical financial statements and notes thereto of PTAC and Porch.

2.     Accounting Policies

As part of the preparation of these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align PTAC’s and Porch’s financial statement presentation, each as identified in Note 3 below. Upon completion of the merger, management will perform a comprehensive review of PTAC’s and Porch’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New Porch. Based on its initial analysis, PTAC has identified the presentation differences that would have an impact on the unaudited pro forma condensed combined financial information and recorded the necessary adjustments.

3.     Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the merger and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and the option to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). PTAC has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The unaudited pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of New Porch shares outstanding, assuming the Transactions occurred on January 1, 2019.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2020 are as follows:

(a)     Reflects the reclassification of $173.2 million of cash held in PTAC’s Trust Account that becomes available at closing of the merger. Amounts available to New Porch may be reduced as a result of redemptions by PTAC shareholders. Under a scenario of maximum redemptions by PTAC shareholders, no amounts of cash held in PTAC’s Trust Account become available at the closing of the merger.

(b)    Reflects the settlement of an additional approximately $13.4 million of transaction costs at close in connection with the merger, of which approximately $5.0 million are currently accrued in accounts payable and accrued expenses, $6.0 million are currently accrued in deferred underwriting commissions, and $2.4 million are yet to be incurred. $3.2 million of transaction costs are currently recorded in other assets, and are reclassified against equity upon close of the merger. An additional $1.2 million of transaction costs have been paid to date.

Of the total transaction costs expected to be incurred, in addition to the PIPE fee described in adjustment (c), $8.2 million relates to advisory, legal and other fees incurred and to be incurred which are adjusted against additional paid in capital, $6.0 million relates to deferred underwriting fees payable, and the remaining $0.4 million was expensed, and remains in the accumulated deficit of PTAC.

(c)     Reflects the proceeds of $150.0 million from the issuance of 15.0 million shares of Class A common stock with par value of $0.0001 from the PIPE Investment based on commitments received which will be offset by the PIPE fee of 5.5% of gross proceeds, or $8.3 million. The costs related to the issuance of the PIPE Investment are adjusted against additional paid in capital.

(d)    Reflects the cash settlement of certain amounts of Porch outstanding debt, including current, long term, and accrued interest payable amounts outstanding at September 30, 2020, which are contractually required to be repaid upon close of the merger. Included in this amount is repayment of the additional $5.0 million of loan proceeds from the convertible loan agreement with Cantor Fitzgerald Securities that was received in October 2020, as described in adjustment (h) and in footnotes 6 and 13 of Porch’s Unaudited Condensed Consolidated Financial Statements as of September 30, 2020.

Under a no redemption scenario, the full outstanding balance of the Loan and Security Agreement with Runway Growth Credit Fund, Inc., including Orix Growth Capital, LLC (“Orix”) and Midcap Financial Trust (“Midcap”) as co-lenders (“Runway Loan”), which was entered into during July 2020 for the purposes of re-financing outstanding debt with Orix and Midcap, and to provide additional working capital in contemplation of the merger is required to be repaid. Upon full repayment of the Runway Loan, minimum liquidity amounts on the balance sheet are no longer required, which results in a $3.0 million reclassification from restricted cash to cash and cash equivalents.

Under a maximum redemption scenario, $40 million of principal of the Runway Loan will remain outstanding, as only $7.0 million, plus fees, are required to be repaid to co-lenders Orix and Midcap on or near the close of the merger. While the loan is outstanding, Porch is required to maintain minimum liquidity requirements resulting in the classification of $3.0 million of cash as restricted cash.

As a result of the acceleration of outstanding debt repayments upon close of the merger, under both minimum and maximum redemption scenarios, losses on extinguishment of debt will be recorded due to the write off of unamortized debt issuance costs. See adjustment (jj).

(e)     Reflects the settlement of one-time bonus compensation payments payable to Porch management under the Management Carve-Out Plan as a result of the merger. Under the Management Carve-Out Plan, amounts payable vary according to the net cash available to New Porch, adjusted for certain expenses and debt reductions, subsequent to the merger. Under the minimum redemption scenario, the Management Carve-Out Plan allows for $3.6 million of bonus compensation payments to management. Under the maximum redemption scenario, the plan allows for $1.2 million of bonus compensation payments to management.

(f)     Reflects the settlement of accrued acquisition compensation that is payable upon close of the merger.

(g)    Reflects the recapitalization of Porch’s equity and issuance of New Porch Class A common stock as consideration for the merger. Aggregate consideration to be paid in the merger is calculated based on an enterprise value of is $471.5 million, with further adjustments in accordance with the terms of the Merger Agreement. The total merger consideration will be apportioned between cash and Class A common stock. The holders of each outstanding share of Porch common stock, including common stock held by prior owners of Porch preferred stock (other than shares owned by Porch as treasury stock, dissenting shares and restricted shares) and each outstanding Porch warrant that is in-the-money are entitled to a pro-rata share of the merger consideration.

Under a minimum redemption scenario, the Porch shareholders described above are expected to receive 37.4 million shares of New Porch Class A common stock and $30.0 million cash. Under a maximum redemption scenario, the Porch shareholders describe above are expected to receive 39.4 million shares of New Porch Class A common stock and $10.0 million cash. Additionally, the Porch shareholders described above will receive on a pro rata basis a portion of 5.0 million restricted shares of New Porch common stock that will vest if New Porch achieves certain earnout thresholds prior to the third anniversary of the closing of the merger. These shares are excluded from the pro forma balance sheet adjustments because the shares are subject to forfeiture at close.

(h)     Reflects the aggregate proceeds received from Cantor Fitzgerald Securities pursuant to the convertible loan agreement. In July 2020, the Company entered into convertible loan agreement with Cantor Fitzgerald Securities in the amount of $10.0 million with the proceeds of the loan to be received upon completion of the Company’s 2019 financial statement audit. This convertible loan agreement was amended in August 2020, to provide for the funding of $5.0 million of the loan into a restricted cash account. Upon completion of the Company’s 2019 financial statement audit, an additional $5.0 million of loan proceeds was received in October 2020 in addition to the release of the $5.0 million loan proceeds held in a restricted cash account.

(i)     Reflects the reclassification of PTAC’s franchise tax payable to align with the balance sheet presentation of New Porch.

(j)     Reflects the cancelation of all outstanding warrants to purchase Porch capital stock. In connection with the merger, Porch is pursuing warrant cancelation agreements with all holders of such warrants. Warrant holders are free to exercise warrants under existing terms up until the date that is 15 business days before the expected closing of the merger. If warrant holders do not elect to cash exercise before that date, warrants will be net exercised at the closing (with the strike price of the warrants to be met by forfeiture of as-converted-to-common shares of the shares underlying the warrant to be valued at the value ascribed to each as-converted-to-common share in the transaction). The common shares resulting from the net cash exercise described above will be entitled to receive pro rata shares of the merger consideration along with the existing equity holders. This adjustment assumes warrant cancellation agreements are obtained by all warrant holders. As of the date of this filing, substantially all warrant cancellation agreements have been received.

(k)    Reflects the reclassification of PTAC common stock subject to possible redemption to permanent equity at $0.0001 par value. Under a maximum redemption scenario, no amounts of PTAC common stock will be reclassified or remain in permanent equity, as all amounts will be redeemed for cash held in the Trust Account.

(l)     Reflects the aggregate issuance of New Porch Common Stock, par value $0.0001 related to all equity activity noted in the pro forma adjustments herein. See details in adjustments (c), (g), (k), (m), (o).

(m)   Reflects the reclassification of the Founder Shares from Class B common stock to Class A common stock at close.

(n)    Reflects the reclassification of PTAC’s historical retained earnings, after the impacts of adjustment (q) to additional paid in capital as part of the merger.

(o)    Reflects the issuance of shares 1.6 million shares of New Porch common stock to be used as consideration for amounts owed for financial advisory services incurred by Porch associated with the transaction that will be settled in New Porch stock.

(p)    Reflects the recognition of additional stock-compensation expense as a result of the merger transaction, due to certain vesting conditions being met that result in the awards being considered probable of achieving all vesting requirements. See adjustment (aa).

(q)    Represents the reclassification of transaction related legal costs previously incurred by PTAC that are considered to be equity issuance costs of New Porch.

(r)     Represents the pro forma impact of an agreement between Matt Ehrlichman, Porch.com, Inc. CEO, and another investor. On July 30, 2020, an affiliate of Valor Equity Partners (“Valor”) and Matt Ehrlichman entered into an agreement (the “Valor-Ehrlichman Agreement”) pursuant to which Valor agreed to execute a Support Agreement on or about July 30, 2020, pursuant to which Valor agreed to execute and deliver a written consent with respect to shares of Porch preferred stock held by Valor adopting the merger agreement and approving the merger, including agreement to convert Valor’s shares of Porch preferred stock into the same number of shares of Porch common stock, subject to limited exceptions. For accounting purposes, this transaction is accounted for as if the Valor-Ehrlichman Agreement was entered into between Valor and the Company. The resulting accounting is as if the CEO provided a capital contribution to Porch, and Porch provided consideration to Valor to induce conversion of Porch preferred stock held by Valor into Porch common stock. Therefore, the payment is accounted for as an induced conversion of preferred stock into common stock immediately prior to the merger. The total consideration transferred increases total net loss in determining net loss available to common shareholders. This amount represents the excess of fair value of the additional securities issued and cash paid to induce conversion of Valor’s preferred stock to common stock. See “Interests of Porch Directors and Executive Officers in the Merger — Transaction with Valor and Ehrlichman.”

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and for the nine months ended September 30, 2020 are as follows:

(aa)   Reflects the expense related to increased employee stock-based compensation as a result of the merger. Certain of Porch’s employee awards include performance condition vesting requirements that relate to a change of control or IPO, which were previously considered not probable of meeting the vesting conditions. Included in the proforma adjustments for the nine months ended September 30, 2020 are additional compensation amounts related to the implementation of a partial employee furlough and payroll reduction in exchange for RSUs, as described in footnote 8 of Porch’s Unaudited Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2020 and 2019.

(bb)  Reflects the expense related to increased management compensation for the Porch CEO and Founder. The Porch CEO and Founder historically has received an annual base salary of $1.00, which was increased to $0.4 million in July 2020 in contemplation of the merger.

(cc)   Reflects the total transaction costs related to the merger for the nine months ended September 30, 2020 not previously charged to equity. Of these transaction costs, $2.6 million are considered to be equity issuance costs of New Porch, as described in adjustment (q), and $0.4 million of these costs are reflected as if incurred on January 1, 2019, the date the merger occurred for the purposes of the unaudited pro forma condensed combined statements of operations. This is a non-recurring item.

(dd)  Reflects the expense related to one-time bonus compensation payments payable to Porch management under the Management Carve-Out Plan as a result of the merger. Under the Management Carve-Out Plan, amounts payable vary according to the net cash available to New Porch subsequent to the merger, adjusted for certain expenses and debt reductions. See adjustment (e). This is a non-recurring item.

(ee)   Reflects the reclassification of PTAC’s franchise tax expense to align with the income statement presentation of New Porch.

(ff)    Reflects the elimination of the PTAC administrative service fee paid to the Sponsor that will cease upon the close of the merger.

(gg)  Reflects the elimination of interest income earned on the PTAC Trust Account.

(hh)  Reflects the elimination of interest expense on Porch’s outstanding debt that is required to be repaid upon the close of the merger. As described in adjustment (d), under a minimum redemption scenario, the Runway Loan will be paid in full using the merger proceeds. Under a maximum redemption scenario, $7.0 million principal amount, plus accrued interest and fees, of the Runway Loan is required to be repaid, and $40.0 million of principal will remain outstanding. As a result, under a maximum redemption scenario, additional recurring interest expense related to this outstanding loan will be incurred.

(ii)    Reflects the elimination of the loss on Porch’s Series B and Series C redeemable convertible preferred stock warrant liability. In connection with and upon the close of the merger, warrant cancellation agreements are being obtained which convert the outstanding warrants into common stock. See additional details in adjustment (j) above.

(jj)    Reflects pro forma losses incurred in connection with extinguishment (early repayment) of debt that is required to be repaid upon the close of the merger, incurred under both minimum and maximum redemption scenarios. Under the no redemption scenario, a $7.3 million loss will be incurred resulting from early payment fees and the write-off of unamortized debt issuance costs relating to repayment of outstanding debt of approximately $82.5 million. Under a maximum redemption scenario, only $7.0 million of the $47.0 million outstanding Runway Loan balance will be repaid. As a result, a lesser amount of prepayment fees will be incurred, and the write-off of debt issuance costs will be reduced, which will collectively reduce losses recognized on extinguishment by $4.2 million. This is a non-recurring item.

(kk)  Represents the pro forma impact of an agreement between Matt Ehrlichman, Porch.com, Inc. CEO, and another investor. See note (r).

(ll)    Reflects the reversal of the loss on remeasurement at fair value of certain convertible promissory notes recognized in Porch’s Statement of Operations for the year and nine month periods ended December 31, 2019 and September 30, 2020, respectively, which are accounted for by Porch under the fair value option and are contractually required to repaid upon the merger.

(mm)  Reflects the income tax effect of pro forma adjustments using the estimated effective tax rate of 0%. In its historical periods, Porch concluded that it is more likely than not that it will not recognize the benefits of federal and state net deferred tax assets and as a result established a valuation allowance. For pro forma purposes, it is assumed that this conclusion will continue at and subsequent to the close date of the merger and as such, a 0% effective tax rate is reflected.

4.     Earnings/Loss per Share

Net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the merger, assuming the shares were outstanding since January 1, 2019. As the merger is being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the merger have been outstanding for the entire periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for the year ended December 31, 2019 and for the nine months ended September 30, 2020:

	For the Nine Months Ended September 30, 2020		For the Year Ended December 31, 2019
	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net income (loss) available to common shareholders	$(29,539)	$(31,767)	$(119,313)	$(116,543)
Weighted average number of shares of Class A Stock outstanding – basic and diluted(1)(3)	75,571,319	60,313,351	75,571,319	60,313,351
Net income (loss) per share of Class A Stock – basic and diluted	$(0.39)	$(0.53)	$(1.58)	$(1.93)

The following summarizes the number of shares of Class A Stock outstanding under the two redemption scenarios:

	No Redemptions		Maximum Redemptions
Pro Forma Shares Outstanding	75,571,319	100.0%	60,313,351	100.0%

PTAC Public Stockholders	17,250,000	22.8%	—	—
PTAC Founders	4,187,500	5.5%	4,187,500	5.6%
PTAC Independent Direcotrs	100,000	0.1%	100,000	0.1%
PTAC Senior Advisors	25,000	0.0%	25,000	0.0%
Total PTAC	21,562,500	28.5%	4,312,500	5.7%

Porch(2)	37,428,819	49.5%	39,420,851	72.5%

PIPE Investors	15,000,000	19.8%	15,000,000	19.9%

Other	1,580,000	2.1%	1,580,000	1.9%
Pro Forma weighted averaged shares outstanding – basic and diluted(3)	75,571,319	100.0%	60,313,351	100.0%

____________

(1)      Excludes 5.2 million Earnout Shares which are subject to forfeiture, but have present voting rights and participate in dividends or distributions in a manner similar to the holders of common stock. The Earnout Shares are determined to be participating securities prior to vesting, at which point they become issued common stock. While unvested, forfeitable Earnout Shares are outstanding, earnings be share will be allocated under the two-class method. Because the financial statements reflect a net loss in all periods presented, no loss amounts have been allocated to the earnout shares, because the Earnout Shares do not have a contractual obligation to share in losses.

(2)      Excludes consideration shares that will be issued upon the occurrence of future events (i.e. vesting of restricted stock). The total shares to be issued as consideration in the merger includes all issued and outstanding common stock plus shares underlying unvested restricted stock and options. Accordingly, the weighted average pro forma shares outstanding at close has been adjusted to exclude the portion of consideration shares that will be unvested, unissued, and/or unexercised at the closing of the merger, including 1 million RSUs awarded to Porch CEO, Matt Ehrlichman, 5.2 million earn out shares issued to Porch shareholders and service providers subject to forfeiture, New Porch options, and shares allocated to the management incentive plan.

(3)      For the purposes of applying the if converted method for calculating diluted earnings per share, it was assumed that all outstanding warrants sold in the PTAC IPO, warrants sold in the private placement, Porch unvested restricted stock, Porch options, and Earnout Shares are exchanged for Class A common stock. However, since this results in anti-dilution, the effect of such exchange was not included in calculation of diluted loss per share.

PTAC SPECIAL MEETING OF STOCKHOLDERS

General

PTAC is furnishing this proxy statement/consent solicitation statement/prospectus to its stockholders as part of the solicitation of proxies by the board of directors for use at the PTAC Special Meeting to be held on         , 2020 and at any adjournment or postponement thereof. This proxy statement/consent solicitation statement/prospectus provides PTAC’s stockholders with information they need to know to be able to vote or direct their vote to be cast at the PTAC Special Meeting.

Date, Time and Place

The PTAC Special Meeting will be held on         , 2020, at          Eastern Time, via a virtual meeting. On or about         , 2020, PTAC commenced mailing this proxy statement/consent solicitation statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the PTAC Special Meeting.

Purpose of PTAC Special Meeting

PTAC stockholders are being asked to vote on the following proposals:

1.      the Business Combination Proposal;

2.      the Charter Proposals;

3.      the Director Election Proposal;

4.      the NASDAQ Proposal;

5.      the Incentive Plan Proposal; and

6.      the Adjournment Proposal (if necessary).

Recommendation of the PTAC Board of Directors

The PTAC board of directors has unanimously determined that the merger, on the terms and conditions set forth in the merger agreement, is advisable and in the best interests of PTAC and its stockholders and has directed that the proposals set forth in this proxy statement/consent solicitation statement/prospectus be submitted to its stockholders for approval at the PTAC Special Meeting on the date and at the time and place set forth in this proxy statement/consent solicitation statement/prospectus. The PTAC board of directors unanimously recommends that PTAC’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the election of each of the nine (9) directors nominated in the Director Election Proposal, “FOR” the NASDAQ Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal (if necessary).

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the PTAC Special Meeting if you owned shares of PTAC common stock at the close of business on         , 2020, which is the record date for the PTAC Special Meeting. You are entitled to one (1) vote for each share of PTAC common stock that you owned as of the close of business on the PTAC record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the PTAC record date, there were          shares of common stock outstanding, of which           are shares of Class A Common Stock and 4,312,500 are Founder Shares.

Vote of the Sponsor and PTAC’s Directors and Officers

PTAC has entered into an agreement with the Sponsor and PTAC’s officers and directors pursuant to which each has agreed to vote any shares of PTAC common stock owned by it in favor of the Business Combination Proposal.

The Sponsor has waived any redemption rights, including with respect to shares of PTAC common stock purchased in PTAC’s IPO or in the aftermarket, in connection with merger. The Founder Shares held by the Sponsor have no redemption rights upon PTAC’s liquidation and will be worthless if no business combination is effected by PTAC by May 26, 2021. However, the Sponsor is entitled to redemption rights upon PTAC’s liquidation with respect to any shares of Class A Common Stock they may own.

Quorum and Required Vote for Proposals for the PTAC Special Meeting

A quorum of PTAC stockholders is necessary to hold a valid meeting. A quorum will be present at the PTAC Special Meeting if a majority of the issued and outstanding PTAC common stock entitled to vote as of the PTAC record date at the PTAC Special Meeting is represented virtually or by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The holders of the Founder Shares, who currently own 20% of the issued and outstanding shares of PTAC common stock, will count towards this quorum. As of the PTAC record date for the PTAC Special Meeting,          shares of PTAC common stock would be required to achieve a quorum.

Approval of the Business Combination Proposal, Charter Proposal Numbers 5, 6 and 8, the NASDAQ Proposal and the Incentive Plan Proposal require the affirmative vote of a majority of the votes cast by holders of PTAC common stock, voting together as a single class at a meeting at which a quorum is present. Approval of Charter Proposal Numbers 2, 3, 4 and 7 requires the affirmative vote of a majority of the votes cast by holders of a majority of the Class A Common Stock then outstanding, voting separately as a single class and the affirmative vote by the holders of a majority of the shares of Class B Common Stock then outstanding, voting as a separate class. Approval of the election of each of the nine (9) directors nominated in the Director Election Proposal requires a plurality of the votes cast by holders of PTAC common stock at a meeting at which a quorum is present. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class, regardless of whether a quorum is present.

If PTAC stockholders fail to approve the Business Combination Proposal or the NASDAQ Proposal, or, unless otherwise waived by Porch and PTAC, the Charter Proposals, the Director Election Proposal or the Incentive Plan Proposal, the merger will not occur. The Charter Proposals, the Director Election Proposal and the Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal and the NASDAQ Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote. It is important for you to note that in the event that the Business Combination Proposal does not receive the requisite vote for approval, then the merger may not be consummated. If PTAC does not consummate the merger and fails to complete an initial business combination by May 26, 2021, PTAC will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.

Recommendation of the PTAC Board of Directors

PTAC’s board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable and in the best interests of, PTAC and its stockholders. Accordingly, PTAC’s board of directors unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal and the other proposals hereby.

When you consider the recommendation of PTAC’s board of directors in favor of approval of these proposals, you should keep in mind that PTAC’s directors and officers have interests in the merger that are different from or in addition to (and which may conflict with) your interests as a stockholder. These interests include, among other things:

•        If the merger or another business combination is not consummated by May 26, 2021, PTAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Class A Common Stock for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 4,312,500 Founder Shares held by the Sponsor, our directors and our senior advisor, which was acquired for an aggregate purchase price of $25,000 (and a subsequent dividend thereon) prior to the PTAC’s IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an estimated aggregate market value of $       based upon the closing price of $       per public share on the NASDAQ on         , 2020, the PTAC record date.

•        The Sponsor purchased an aggregate of 5,700,000 warrants (the “Private Placement Warrants”) from PTAC for an aggregate purchase price of $5,700,000 (or $1.00 per warrant) in a private placement. These purchases took place on a private placement basis simultaneously with the consummation of PTAC’s IPO. A portion of the proceeds PTAC received from these purchases were placed in the Trust Account. Such warrants had an estimated aggregate value of $         based on the closing price of $         per public warrant on the NASDAQ on         , 2020, the PTAC record date. The Private Placement Warrants will become worthless if PTAC does not consummate a business combination by May 26, 2021.

•        Thomas Hennessy will be a member of the board of directors of New Porch after the closing of the merger. As such, in the future Mr. Hennessy will receive any cash fees, stock options or stock awards that the New Porch board of directors determines to pay to its non-executive directors.

•        Margaret Whelan will be a member of the board of directors of New Porch after the closing of the merger. As such, in the future Ms. Whelan will receive any cash fees, stock options or stock awards that the New Porch board of directors determines to pay to its non-executive directors.

•        If PTAC is unable to complete a business combination within the required time period, its executive officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by PTAC for services rendered or contracted for or products sold to PTAC. If PTAC consummates a business combination, on the other hand, PTAC will be liable for all such claims.

•        PTAC’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on PTAC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if PTAC fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, PTAC may not be able to reimburse these expenses if the merger or another business combination, are not completed by May 26, 2021.

•        The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum and will have the same effect as a vote “AGAINST” the Business Combination Proposal, the Charter Proposals, the NASDAQ Proposal, the Incentive Plan Proposal or the Adjournment Proposal. Because there are no “non-routine” matters being proposed, there will be no broker non-votes at the PTAC Special Meeting.

Voting Your Shares

Each share of PTAC common stock that you own in your name entitles you to one (1) vote on each of the proposals for the PTAC Special Meeting. Your one or more proxy cards show the number of shares of PTAC common stock that you own. There are several ways to have your shares of common stock voted:

•        You can submit a proxy to vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the PTAC Special Meeting. If you submit a proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of PTAC common stock will be voted as recommended by PTAC’s board of directors. PTAC’s board of directors unanimously recommends that PTAC’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the election of each of the nine (9) directors nominated in the Director Election Proposal, “FOR” the NASDAQ Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal (if necessary).

•        You can attend the PTAC Special Meeting and vote virtually even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. You will be given a ballot when you arrive. However, if your shares of PTAC common stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way PTAC can be sure that the broker, bank or nominee has not already voted your shares of PTAC common stock.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify PTAC’s secretary in writing before the PTAC Special Meeting that you have revoked your proxy; or

•        you may attend the PTAC Special Meeting virtually, revoke your proxy, and vote online as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

No Additional Matters May be Presented at the PTAC Special Meeting

The PTAC Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the NASDAQ Proposal, the Incentive Plan Proposal and the Adjournment Proposal (if necessary). Under PTAC’s bylaws, no other matters may be considered at the PTAC Special Meeting if they are not included in this proxy statement/consent solicitation statement/prospectus, which serves as the notice of the PTAC Special Meeting.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of PTAC common stock, you may call Morrow Sodali, PTAC’s proxy solicitor, at (800) 662-5200 (banks and brokers call (203) 658-9400) or email Morrow Sodali at PTAC.info@investor.morrowsodali.com.

Redemption Rights

Holders of Class A Common Stock may seek to redeem their shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any stockholder holding Class A Common Stock may demand that PTAC redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was $10.04 per share as of September 30, 2020), calculated as of two (2) business days prior to the anticipated consummation of the merger. If a holder properly seeks redemption as described in this section and the merger with Porch is consummated, PTAC will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the merger.

Notwithstanding the foregoing, a holder of Class A Common Stock, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Class A Common Stock. Accordingly, all shares of Class A Common Stock in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.

Holders of Founder Shares will not have redemption rights with respect to such shares.

Holders may demand redemption by delivering their stock, either physically or electronically using Depository Trust Company’s DWAC System, to PTAC’s transfer agent two (2) business days prior to the PTAC Special Meeting. If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed merger is not consummated this may result in an additional cost to stockholders for the return of their shares.

PTAC’s transfer agent can be contacted at the following address:

Continental Stock Transfer & Trust Company
1 State Street — 30th Floor
New York, New York 10004
Attn: Mark Zimkind
Email: mzimkind@continentalstock.com

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the merger is not approved or completed for any reason, then PTAC’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, PTAC will promptly return any shares delivered by public holders. If PTAC would be left with less than $5,000,001 of net tangible assets as a result of the holders of Class A Common Stock properly demanding redemption of their shares for cash or the Minimum Cash Condition would not be satisfied, PTAC will not be able to consummate the merger.

The closing price of Class A Common Stock on         , 2020, the PTAC record date, was $        . The cash held in the Trust Account on such date was approximately $       million ($         per public share). Prior to exercising redemption rights, stockholders should verify the market price of Class A Common Stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. PTAC cannot assure its stockholders that they will be able to sell their shares of Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of Class A Common Stock exercises his, her or its redemption rights, then he, she or it will be exchanging its shares of Class A Common Stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to PTAC’s transfer agent prior to the vote at the PTAC Special Meeting, and the merger is consummated.

For a detailed discussion of the material U.S. federal income tax considerations for stockholders with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Consequences — Tax Consequences of a Redemption of PTAC Public Shares” beginning on page 202. The consequences of a redemption to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Appraisal Rights

Appraisal rights are not available to holders of shares of PTAC common stock in connection with the merger.

Proxy Solicitation Costs

PTAC is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone. PTAC and its directors, officers and employees may also solicit proxies online. PTAC will file with the SEC all scripts and other electronic communications as proxy soliciting materials. PTAC will bear the cost of the solicitation.

PTAC has hired Morrow Sodali to assist in the proxy solicitation process. PTAC will pay to          a fee of $        , plus disbursements.

PTAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. PTAC will reimburse them for their reasonable expenses.

The Sponsor

As of         , 2020, the PTAC record date, the Sponsor and PTAC’s directors owned of record and were entitled to vote an aggregate of 4,312,500 Founder Shares that were issued prior to PTAC’s IPO. Such shares currently constitute 20% of the outstanding shares of PTAC common stock. The Sponsor and PTAC’s officers and directors have agreed to vote the Founder Shares, as well as any shares of PTAC common stock acquired in the aftermarket, in favor of each of the proposals being presented at the PTAC Special Meeting. The Founder Shares have no right to participate in any redemption distribution and will be worthless if no business combination is effected by PTAC.

INFORMATION ABOUT PTAC

References in this section to “we,” “our,” “us,” the “Company,” or “PTAC” generally refer to PropTech Acquisition Corporation

General

PTAC is a blank check company incorporated in Delaware and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. PTAC is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

Initial Public Offering and Private Placement

In July 2019, the Sponsor purchased 3,881,250 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.006 per share. In October 2019, we effected a stock dividend for approximately 0.11 shares for each share of Class B Common Stock outstanding, resulting in the Sponsor holding an aggregate of 4,312,500 Founder Shares. In October 2019, the Sponsor transferred 25,000 Founder Shares to each of Messrs. Farrell and Leeney, Mses. Robinson and Whelan, our directors, and Mr. Ethridge, our senior advisor.

On November 26, 2019, PTAC completed its IPO of 17,250,000 units, which included the full exercise by the underwriter of the over-allotment option to purchase an additional 2,250,000 units, at a price of $10.00 per unit (“units”), generating gross proceeds of $172.5 million. Each unit consists of one (1) share of Class A Common Stock, par value $0.0001, and one-half (1/2) of one (1) redeemable warrant. Each whole warrant entitles the holder thereof to purchase one (1) share of Class A Common Stock at a price of $11.50 per share, subject to certain adjustments.

Concurrently with the completion of PTAC’s IPO, the Sponsor purchased an aggregate of 5,700,000 Private Placement Warrants at a price of $1.00 per warrant, or $5.7 million in the aggregate. The purchase price of the Private Placement Warrants was added to the net proceeds of PTAC’s IPO and placed in the Trust Account such that the Trust Account held $172.5 million at the time of closing of PTAC’s IPO. Each whole Private Placement Warrant entitles the holder thereof to purchase one (1) share of Class A Common Stock at a price of $11.50 per share, subject to certain adjustments.

Fair Market Value of Target Business

The NASDAQ rules require that PTAC’s initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust) at the time of it signing a definitive agreement in connection with an initial business combination. PTAC’s board of directors determined that this test was met in connection with the proposed business combination with Porch as described in the section titled “The Merger” in this proxy statement/consent solicitation statement/prospectus.

Stockholder Approval of Merger and Redemptions

Under PTAC’s Existing Charter, in connection with any proposed business combination, PTAC is required to seek stockholder approval of a business combination at a meeting called for such purpose. Pursuant to the terms of this transaction as described in the section titled “PTAC Special Meeting of Stockholders” in this proxy statement/consent solicitation statement/prospectus, PTAC is seeking stockholder approval at a meeting called for such purpose at which public stockholders may seek to redeem their Class A Common Stock for cash, regardless of whether they vote for or against the proposed business combination, subject to the limitations described in this proxy statement/consent solicitation statement/prospectus. Accordingly, in connection with the merger, the PTAC public stockholders may seek to redeem their Class A Common Stock for cash in accordance with the procedures set forth in this proxy statement/consent solicitation statement/prospectus.

PTAC will complete the merger only if the holders of a majority of the outstanding shares of the PTAC common stock, voting together as a single class, vote in favor of the merger. A majority of the voting power of the issued and outstanding PTAC common stock entitled to vote at the PTAC Special Meeting must be present online or represented by proxy, at the PTAC Special Meeting to constitute a quorum and in order to conduct business. The holders of the Founder Shares, who currently own approximately 20% of the issued and outstanding shares of PTAC common stock, will count towards this quorum.

Voting Restrictions in Connection with Stockholder Meeting

Pursuant to the terms of the Letter Agreement entered into with PTAC, the Sponsor and PTAC’s officers and directors have agreed to vote any Founder Shares held by them and any shares of Class A Common Stock purchased during or after PTAC’s IPO in favor of an initial business combination. See “Other Agreements — PTAC Letter Agreement” for more information. The Sponsor, PTAC’s directors and officers and their permitted transferees own at least 20% of its outstanding common stock entitled to vote thereon. The quorum and voting thresholds at the PTAC Special Meeting, the Letter Agreement may make it more likely that PTAC will consummate the merger. In addition, pursuant to the terms of the Letter Agreement, the Sponsor and PTAC’s officers and directors have agreed to waive their redemption rights with respect to any Founder Shares and any shares of Class A Common Stock held by them in connection with the completion of a business combination.

Liquidation if No Initial Business Combination

The Sponsor and PTAC’s officers and directors have agreed that PTAC will have only have until May 26, 2021 to complete any initial business combination. If PTAC is unable to complete an initial business combination before May 26, 2021, PTAC will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Class A Common Stock, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to PTAC to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding shares of Class A Common Stock, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and PTAC’s board of directors, dissolve and liquidate, subject in each case to PTAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to its warrants, which will expire worthless if PTAC fails to complete an initial business combination within the 18 month time period.

Pursuant to the Letter Agreement, the Sponsor and PTAC’s officers and directors have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if PTAC fails to complete an initial business combination by May 26, 2021. The Sponsor and PTAC’s directors and officers will be entitled to liquidating distributions from the Trust Account with respect to any shares of Class A Common Stock acquired in the aftermarket if PTAC fails to complete its initial business combination within the allotted time period.

Pursuant to the Letter Agreement, the Sponsor and PTAC’s officers and directors have agreed that they will not propose any amendment to PTAC’s Existing Charter that would affect the substance or timing of its obligation to redeem 100% of its shares of Class A Common Stock if PTAC does not complete an initial business combination before May 26, 2021, unless PTAC provides its public stockholders with the opportunity to redeem their Class A Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to PTAC to pay its taxes, divided by the number of then outstanding shares of Class A Common Stock. However, PTAC may not redeem its Class A Common Stock in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it does not then become subject to the SEC’s “penny stock” rules).

PTAC expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $900,000 of proceeds held outside the Trust Account, although PTAC cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, PTAC may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If PTAC were to expend all of the net proceeds of its IPO and the sale of the Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon PTAC’s dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of PTAC’s creditors which would have higher priority than the claims of its public stockholders. PTAC cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. While PTAC intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although PTAC seeks to have all third parties, service providers (other than its independent auditors), prospective target businesses or other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute or have executed such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against its assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, PTAC’s management performs an analysis of the alternatives available to it and only enters into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to PTAC than any alternative. Examples of possible instances where PTAC may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with PTAC and will not seek recourse against the Trust Account for any reason. Upon redemption of the Class A Common Stock, if PTAC is unable to complete its initial business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with its initial business combination, PTAC will be required to provide for payment of claims of creditors that were not waived that may be brought against PTAC within the 10 years following redemption. The Sponsor has agreed that it will be liable to PTAC, jointly and severally, if and to the extent any claims by a third party (other than PTAC’s independent auditors) for services rendered or products sold to PTAC, or a prospective target business with which PTAC has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay its taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under its indemnity of the underwriters of PTAC’s IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. PTAC has not independently verified whether the Sponsor has sufficient funds to satisfy their indemnity obligations and believes that the Sponsor’s only assets are securities of its company and, therefore, its Sponsor may not be able to satisfy those obligations. None of PTAC’s other officers will indemnify PTAC for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the interest which may be withdrawn to pay its taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, PTAC’s independent directors would determine whether to take legal action against its Sponsor to enforce their indemnification obligations. While PTAC currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce their indemnification obligations to PTAC, it is possible that its independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, PTAC cannot assure you that due to claims of creditors the actual value of the per share redemption price will not be substantially less than $10.00 per share.

PTAC will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all third parties, service providers (other than its independent auditors), prospective target businesses or other entities with which PTAC does business execute agreements with it waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under the indemnity of the underwriters of PTAC’s IPO against certain liabilities, including liabilities under the Securities Act. PTAC will have access to up to $900,000 of the proceeds held outside the Trust Account, with which to pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that PTAC liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from PTAC’s Trust Account could be liable for claims made by creditors.

If PTAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against it and the petition is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in the bankruptcy estate and subject to the claims of third parties with priority over the claims of PTAC’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, PTAC cannot assure you it will be able to return $10.00 per share to its public stockholders. Additionally, if the bankruptcy petition is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover from PTAC’s stockholders some or all amounts received. Furthermore, PTAC’s board may be viewed as having breached its fiduciary duty to PTAC’s creditors and/or may have acted in bad faith, and thereby exposing itself and PTAC to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. PTAC cannot assure you that claims will not be brought against PTAC for these reasons.

PTAC’s public stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the completion of the initial business combination; (ii) the redemption of any Class A Common Stock properly tendered in connection with a stockholder vote to amend any provisions of PTAC’s Existing Charter (A) to modify the substance or timing of PTAC’s obligation to offer redemption rights in connection with any proposed initial business combination or to redeem 100% of PTAC’s Class A Common Stock if it does not complete the initial business combination by May 26, 2021 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (iii) the redemption of all of PTAC’s Class A Common Stock if it is unable to complete the initial business combination by May 26, 2021, subject to applicable law. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In connection with the merger, a stockholder’s vote in connection with the initial business combination alone will not result in a stockholder’s redeeming its shares of PTAC for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights.

Facilities

PTAC currently maintains its executive offices at 3845 N. Pines Way, Suite 110, Wilson, Wyoming 83014 and 6060 Center Drive, Floor 10, Los Angeles, CA 90045. PTAC considers its current office space adequate for its current operations. PTAC entered into an agreement with the Sponsor, pursuant to which it pays a total of $10,000 per month for office space and related support services. Upon consummation of the merger, the principal executive offices of PTAC will be those of Porch, at which time nothing more will be paid to the Sponsor pursuant to such agreement.

Employees

PTAC currently has two (2) officers and does not intend to have any full-time employees prior to the completion of an initial business combination. These individuals are not obligated to devote any specific number of hours to PTAC’s matters but they devote as much of their time as they deem necessary to its affairs and intend to continue doing so until it has completed its initial business combination.

Periodic Reporting and Financial Information

PTAC’s units, Class A Common Stock and warrants are registered under the Exchange Act and PTAC has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, PTAC’s annual reports contain financial statements audited and reported on by its independent registered public accounting firm.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against PTAC or any members of its management team in their capacity as such.

MANAGEMENT OF PTAC

Directors and Executive Officers

The below lists PTAC’s officers and directors as of           , 2020. Concurrently with the consummation of the merger, PTAC’s officers and directors, other than Thomas D. Hennessy and Margaret Whelan (each of whom will be a director of New Porch following the merger) will resign from their respective positions at PTAC.

Name	Age	Title
Thomas D. Hennessy	35	Chairman of the Board, Co-Chief Executive Officer and President
M. Joseph Beck	35	Co-Chief Executive Officer, Chief Financial Officer and Director
Jack Leeney	35	Director
Courtney Robinson	36	Director
Margaret Whelan	48	Director
Mark Farrell	46	Director

Thomas D. Hennessy has served as PTAC’s Co-Chief Executive Officer, President and a director since inception. Mr. Hennessy has served as the Managing Partner of Real Estate Strategies of Hennessy Capital LLC since July 2019. From September 2014 to July 2019, Mr. Hennessy served as a Portfolio Manager of ADIA, the largest global institutional real estate investor, where he was responsible for managing office, residential, and retail assets in the U.S. totaling over $2.1 billion of net asset value or $5.0 billion of gross asset value. While at ADIA, Mr. Hennessy executed over $475 billion of equity commitments to U.S. acquisitions and developments and over $435 million of limited partner equity commitments to opportunistic real estate equity funds, real estate credit funds, and real estate technology venture capital funds. Mr. Hennessy also created and led ADIA’s PropTech investment mandate, which included committing equity to PropTech. From January 2011 to April 2014, Mr. Hennessy served as an associate at Equity International Management LLC, an opportunistic real estate private equity fund founded by Sam Zell, where he evaluated investments and structured equity investments in real estate operating platforms in emerging markets. From September 2009 to January 2011, Mr. Hennessy served as an associate for CERES Real Estate Partners LLC, a private investment management company. From June 2007 to June 2009, Mr. Hennessy served as an analyst in the investment banking division of Credit Suisse, where he focused on mergers and acquisitions for companies in the real estate, gaming, lodging and leisure sectors as well as public and private financings of equity, debt and structured products. Mr. Hennessy holds a B.A. degree from Georgetown University and an M.B.A. from the University of Chicago Booth School of Business. Mr. Hennessy is well qualified to serve as director due to his extensive real estate, private equity and experience with respect to technological innovation in the real estate industry.

M. Joseph Beck has served as PTAC’s Co-Chief Executive Officer, Chief Financial Officer and a director since inception. Mr. Beck has served as the Managing Partner of Real Estate Strategies of Hennessy Capital LLC since July 2019. From August 2012 to July 2019, Mr. Beck served as a Senior Investment Manager of ADIA, where he was responsible for managing office, residential, industrial and retail assets in the U.S. totaling over $2.7 billion of net asset value or $3.6 billion of gross asset value. While at ADIA, Mr. Beck executed over $2.2 billion of equity commitments to U.S. acquisitions and developments and over $400 million of limited partner equity commitments to opportunistic real estate equity funds and real estate credit funds. Mr. Beck also led an internal restructuring of a seven-asset, $3.5 billion gross asset value portfolio at the ADIA. From July 2008 to August 2012, Mr. Beck served as an analyst in the Investment Banking Division of Goldman, Sachs & Co., where he focused on mergers and acquisitions for companies in the real estate sector as well as public and private financings of equity, debt and structured products. Mr. Beck holds a B.A. degree from Yale University. Mr. Beck is well qualified to serve as director due to his extensive real estate experience.

Jack Leeney has served as one of PTAC’s independent directors since its IPO. Since September 2016, Mr. Leeney has served as a Founding Partner of 7 Global Capital, a growth stage venture capital firm, and is responsible for running the funds’ operations. Mr. Leeney led the firm’s investments in Cheddar, a digital-first new media company (sold to Altice USA, May 2019), Capsule Corp., an online pharmacy, and hims & hers, a health and wellness e-commerce brand and Jyve, a skilled economy job marketplace for the consumer packaged goods industry. Between April 2011 and December 2016, Mr. Leeney served on the boards of directors of Quantenna Communications, Inc. (NASDAQ: QTNA), DoAt Media Ltd. (Private), CinePapaya (acquired by Comcast), Joyent (acquired by Samsung), BOKU, Inc. (AIM: BOKU), Eventful (acquired by CBS) and Blueliv (Private). Previously,

Mr. Leeney served as the Head of U.S. Investing for Telefonica Ventures between June 2012 and September 2016, the investment arm of Telefonica (NYSE: TEF), served as an investor at Hercules Capital (NYSE: HTGC) between May 2011 and June 2012 and began his career as a technology-focused investment banker at Morgan Stanley in 2007. Mr. Leeney holds a B.S. from Syracuse University.

Courtney Robinson has served as one of PTAC’s independent directors since its IPO. Since October 2014, Ms. Robinson has served as a Founding Partner of Advance Venture Partners LLC, a growth stage venture capital firm, and is responsible for the firm’s consumer investment practice. Ms. Robinson led the firm’s investments in Bellhops, a technology-enabled moving service; Brandable, a portfolio of CPG brands; Curology, a personalized skincare provider; Modsy, an interior design marketplace; Rent the Runway, a subscription clothing business; and Sawyer, an education marketplace. Between December 2011 and October 2014, Ms. Robinson was a Founding Principal at American Express Ventures, the investment arm of American Express (NYSE: AXP), and before that, served as Director of Business Development at Plum District, a local commerce marketplace, between February 2011 and December 2011. She began her career as a technology-focused investment banker at GCA Savvian Advisors LLC in 2006. Ms. Robinson holds a B.A. from Columbia University. Ms. Robinson is well qualified to serve as a director due to her extensive investment and advisory experience.

Margaret Whelan has served as one of PTAC’s independent directors since its IPO. Since November 2014, Ms. Whelan has served as the Founder and Chief Executive Officer of Whelan Advisory LLC, a boutique investment banking firm focused on the residential real estate industry. In this role, she provides strategic and financial counsel to leaders of both public and private real estate companies in the U.S. and globally. From September 2013 to November 2014, she served as Chief Financial Officer of Tricon Capital Group Inc., a private equity firm specializing in residential real estate. Previously, she served in positions with JP Morgan Chase (2007 to 2013), UBS Financial Services Inc. (1997 to 2007) and Merrill Lynch & Co. (1995 – 1997). Between June 2015 and May 2019, Ms. Whelan served on the board of directors of Top Build Corp. (NYSE: BLD), as an independent director and member of the audit, compensation and nominating and governance committees. Since September 2017, she has served on the board of directors of Mattamy Homes, North America’s largest privately owned homebuilder. She also serves on the advisory boards of John Burns Real Estate Consulting and the Housing Innovation Alliance. Ms. Whelan holds a Bachelor of Commerce in Finance degree from the University College Dublin (Ireland). Ms. Whelan is well qualified to serve as a director due to her extensive investment banking and advisory experience.

Mark Farrell has served as one of PTAC’s independent directors since its IPO. Mr. Farrell serves as a Managing Director at Thayer Ventures, an early-stage venture capital firm with a strategic focus on the travel and transportation industry, which he co-founded in 2009. He leads the firm’s transportation investments, and currently serves on the board of directors of private companies. Mr. Farrell served as the 44th Mayor of San Francisco in 2018, and prior to his election as Mayor, served on the San Francisco Board of Supervisors from 2010 to 2018. From 2004 to 2009 Mr. Farrell served as a Vice President in the investment banking group at Thomas Weisel Partners, where he advised companies in the Internet & Digital Media sector, including the sale of MySpace to News Corp. (NASDAQ: NWSA), HomeAway’s purchase of VRBO, and the IPO of Thomas Weisel Partners. Prior to this, from August 2001 to February 2004, Mr. Farrell was a practicing attorney at Wilson Sonsini Goodrich & Rosati, advising growth companies on venture capital and M&A transactions. Mark holds a B.A. degree from Loyola Marymount University, a M.A. degree from University College Dublin (Ireland) and a J.D. from the University of Pennsylvania Law School. Mr. Farrell is well qualified to serve as a director due to his extensive investment and advisory experience.

Executive Compensation and Director Compensation

The following disclosure concerns the compensation of PTAC’s executive officers and directors for the fiscal year ended December 31, 2019 (i.e., pre-business combination) and other interests PTAC’s executive officers and directors have in Class B ordinary shares.

None of PTAC’s executive officers or directors have received any cash compensation for services rendered to PTAC. Since the consummation of PTAC’s IPO and until the earlier of the consummation of the initial business combination and PTAC’s liquidation, PTAC will reimburse the Sponsor for office space, secretarial and administrative services provided to PTAC in an amount not to exceed $10,000 per month. In addition, PTAC’s Sponsor, executive officers and directors, or any of their respective affiliates are being reimbursed for any out-of-pocket expenses incurred in connection with activities conducted on PTAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. PTAC’s audit committee reviews all payments that PTAC made to the Sponsor, executive officers or directors, or their affiliates on a quarterly basis. Any such payments prior to an initial business combination are made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, PTAC does not have any additional controls in place for governing reimbursement payments to its directors and executive officers for their out-of-pocket expenses incurred on behalf of PTAC and in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, is paid by PTAC to the Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of the initial business combination.

After the completion of the initial business combination, directors or members of its management team who remain with New Porch may be paid consulting or management fees from New Porch. For more information on post-combination company executive compensation, see “Executive and Director Compensation of Porch.” PTAC has not established any limit on the amount of such fees that may be paid by Porch to PTAC’s directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to PTAC’s executive officers will be determined, or recommended to the board of directors for determination, by a compensation committee constituted solely of independent directors or a majority of the independent directors on PTAC’s board of directors.

PTAC does not intend to take any action to ensure that members of its management team maintain their positions with PTAC after the consummation of the initial business combination, although it is possible that some or all of PTAC’s executive officers and directors may negotiate employment or consulting arrangements to remain with PTAC after the initial business combination. The existence or terms of any such employment or consulting arrangements made between PTAC and any existing officers or directors to retain their positions may influence our motivations as it relates to identifying or selecting a target business but PTAC does not believe that the ability of PTAC’s management to remain with us after the consummation of the initial business combination will be a determining factor in the decision to proceed with any potential business combination. PTAC is not party to any agreements with PTAC’s executive officers and directors that provide for benefits upon termination of employment.

SELECTED HISTORICAL FINANCIAL INFORMATION OF PTAC

The following table sets forth selected historical financial information derived from PTAC’s (i) unaudited financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for and as of the nine (9) months ended September 30, 2020 and (ii) audited financial statements as of the year ended December 31, 2019 and for the period from July 31, 2019 (inception) through December 31, 2019. You should read the following summary financial information in conjunction with the section entitled “PTAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and PTAC’s financial statements and related notes appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.

We have neither engaged in any operations nor generated any revenue to date. Our only activities from inception through September 30, 2020 were organizational activities and those necessary to complete our IPO and identifying a target company for a business combination. We do not expect to generate any operating revenue until after the completion of the merger.

	For the period from July 31, 2019 (inception) through December 31, 2019	For the nine months ended September 30, 2020
Statements of Operations Data:
Net income (loss)	$32,110	$(2,773,892)
Weighted average shares outstanding of Class A Common Stock	17,250,000	17,250,000
Basic and diluted net income per share, Class A	$0.01	$0.04

Cash Flow Data:
Net cash used in operating activities	(282,841)	(1,051,495)
Net cash provided by (used in) investing activities	(172,500,000)	545,588
Net cash provided by financing activities	174,195,742	—
	December 31, 2019	September 30, 2020
Balance Sheets Data (end of period):
Total current assets	$1,630,467	$1,234,172
Investments held in Trust Account	172,738,705	173,197,766
Total assets	$174,369,172	174,431,938
Total liabilities	6,208,320	9,044,978
Class A Common Stock, 0.0001 par value; 100,000,000 shares authorized; 933,915 issued and outstanding (excluding 16,316,085 shares subject to possible redemption)	93	121
Class B Common Stock, $0.0001 par value; 10,000,000 shares authorized; 4,312,500 shares issued and outstanding	431	431
Commitments	163,160,850	160,386,950
Total stockholders’ equity	5,000,002	5,000,010
Total liabilities and stockholders’ equity	$174,369,172	$174,431,938

PTAC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of PTAC’s financial condition and results of operations should be read in conjunction with PTAC’s financial statements and the notes thereto contained elsewhere in this proxy statement/consent solicitation statement/prospectus. Certain information contained in the discussion, including, but not limited to, those described under the heading “Risk Factors” and analysis set forth below includes forward-looking statements that involves risks and uncertainties. References in this section to “we,” “us,” “our,” and “the Company” are intended to mean the business and operations of PTAC.

Overview

We are a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our initial business combination using cash from the proceeds of our IPO and the private placement of the private placement warrants, the proceeds of the sale of our shares in connection with our initial business combination (pursuant to forward purchase agreements or backstop agreements we may enter into), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, or a combination of the foregoing.

On November 26, 2019, we completed our IPO of 17,250,000 units, including 2,250,000 units that were issued pursuant to the underwriters’ full exercise of their over-allotment option. The units were sold at a price of $10.00 per unit, generating gross proceeds to us of $172.5 million. We incurred offering costs of approximately $10.1 million, inclusive of approximately $6.0 million in deferred underwriting commissions.

On November 26, 2019, simultaneously with the consummation of our IPO, we completed the private sale (the “private placement”) of 5,700,000 private placement warrants at a purchase price of $1.00 per warrant to our sponsor, generating gross proceeds to us of $5.7 million.

Upon the closing of our IPO, an aggregate of $172.5 million of the net proceeds from our IPO and the private placement was deposited in a trust account established for the benefit of our public stockholders (the “trust account”).

If we are unable to complete our initial business combination by May 26, 2021, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by May 26, 2021. The representative of the underwriters has agreed to waive its rights to the deferred underwriting commission held in the trust account in the event we do not complete our initial business combination by May 26, 2021 and, in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of the public shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.00.

Our amended and restated certificate of incorporation provides that we will have only 18 months from the closing of our IPO (or until May 26, 2021) to complete our initial business combination. If we are unable to complete our initial business combination by May 26, 2021, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by May 26, 2021.

Results of Operations

We have neither engaged in any significant operations nor generated any operating revenue to date. Our only activities from inception related to our formation and our IPO, and since the closing of our IPO, the search for a prospective initial business combination. Although we have not generated operating revenue, we have generated non-operating income in the form of investment income from investments held in the trust account. We expect to incur increased expenses as a result of being a public company, as well as costs in the pursuit of an initial business combination.

For the three months ended September 30, 2020, we had a net loss of approximately $3.1 million, which consisted of approximately $4,000 in investment income, offset by approximately $3.1 million in general and administrative expenses, $30,000 in related-party administrative expenses, and $50,000 in franchise tax expense.

For the nine months ended September 30, 2020, we had a net loss of approximately $2.8 million, which consisted of approximately $1.0 million in investment income, offset by approximately $3.3 million in general and administrative expenses, $90,000 in related-party administrative expenses, approximately $152,000 in franchise tax expense and approximately $189,000 in income tax expense.

For the period from July 31, 2019 (date of inception) through September 30, 2019, we had a net loss of $8,000, which consisted solely of $8,000 in general and administrative expenses.

Going Concern Consideration

As of September 30, 2020, we had approximately $907,000 in our operating account, approximately $698,000 of investment income earned from investments held in the trust account that may be released to us to pay our taxes (less up to $100,000 of such net interest to pay dissolution expenses), and a working capital deficit of approximately $1.8 million (including approximately $99,000 of franchise tax obligations).

In order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. The terms of such working capital loans by our sponsor or its affiliates, or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

Through September 30, 2020, our liquidity needs have been satisfied through proceeds of $25,000 from our sponsor for issuance of the Founder Shares, $225,000 in loans from our sponsor, and the net proceeds from the private placement not held in the trust account. The balance of $225,000 in loans was paid in full at the closing of our IPO on November 26, 2019.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on our results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy continue to be impacted for an extended period, our results of operations, financial position and cash flows may be materially adversely affected. Additionally, our ability to complete an initial business combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit our ability to have meetings with potential investors or affect the ability of Porch’s or any other potential target company’s personnel, vendors and service providers to negotiate and consummate an initial business combination in a timely manner. Our ability to consummate an initial business combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn.

In connection with our assessment of going concern considerations in accordance with Financial Accounting Standards Board (the “FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after May 26, 2021.

Related Party Transactions

Founder Shares

In July 2019, our sponsor paid $25,000 in offering expenses on our behalf in exchange for the issuance of 3,881,250 Founder Shares. In October 2019, we effected a stock dividend for approximately 0.11 shares for each Founder Share outstanding, resulting in our sponsor holding an aggregate of 4,312,500 Founder Shares (up to 562,500 shares of which were subject to forfeiture to the extent the underwriters did not exercise their over-allotment option in full). In October 2019, the Sponsor transferred 25,000 Founder Shares to each of Messrs. Farrell and Leeney, Mses. Robinson and Whelan, our directors, and Mr. Ethridge, PTAC’s senior advisor. On November 26, 2019, the underwriters exercised their over-allotment in full; thus, these Founder Shares were no longer subject to forfeiture. The Founder Shares will automatically convert into shares of Class A Common Stock at the time of our initial business combination on a one-for-one basis, subject to adjustments, and are subject to certain transfer restrictions, as described in more detail below.

The Sponsor and PTAC’s officers and directors have agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last reported sale price of our Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which PTAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all PTAC stockholders having the right to exchange their shares of common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Sponsor and PTAC’s officers and directors with respect to any founder shares.

Private Placement Warrants

Simultaneously with the consummation of our IPO, we completed the sale of Private Placement Warrants to the Sponsor in a private placement, generating gross proceeds of $5.7 million. Each Private Placement Warrant is exercisable for one share of our Class A Common Stock at an exercise price of $11.50 per share. A portion of the purchase price of the Private Placement Warrants was added to the proceeds from our IPO held in the Trust Account. If our initial business combination is not completed by May 26, 2021, the proceeds from the sale of the Private Placement Warrants held in the trust account will be used to fund the redemption of the public shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the sponsor or its permitted transferees.

Our sponsor agreed, subject to limited exceptions, not to transfer, assign or sell any of its Private Placement Warrants until 30 days after the completion of our initial business combination.

Promissory Note — Related Party

On July 31, 2019, our sponsor agreed to loan us an aggregate of up to $300,000 to cover expenses related to our IPO pursuant to a promissory note (the “Note”). The Note was non-interest bearing and was due upon the completion of our IPO. We borrowed $225,000 under the Note. The Note balance was paid in full at closing of our IPO on November 26, 2019.

Administrative Support Agreement

We agreed to pay $10,000 a month for office space, utilities, and secretarial and administrative support to our sponsor. Services commenced on the date the securities were first listed on the NASDAQ and will terminate upon the earlier of our initial business combination or our liquidation. We incurred $30,000 and $90,000 for expenses in connection with such services for the three and nine months ended September 30, 2020, respectively, which is reflected in the accompanying condensed consolidated statements of operations.

Critical Accounting Policies and Estimates

Investments Held in Trust Account

Our portfolio of investments held in the Trust Account are comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, and money market funds that invest solely in U.S. government securities. Our investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in investment income from investments held in Trust Account in our statements of operations. The fair value for trading securities is determined using quoted market prices in active markets.

Class A Common Stock Subject to Possible Redemption

We account for the Class A Common Stock subject to possible redemption in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 480, “Distinguishing Liabilities from Equity.” Shares of Class A Common Stock subject to mandatory redemption (if any) are classified as a liability and measured at fair value. Shares of conditionally redeemable Class A Common Stock (including shares of Class A Common Stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, shares of Class A Common Stock are classified as stockholders’ equity. Our Class A Common Stock features certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. We recognize changes in redemption value immediately as they occur and will adjust the carrying value of the security at the end of each reporting period. Increases or decreases in the carrying value of redeemable shares of Class A Common Stock shall be affected by charges against additional paid-in capital. Accordingly, as of September 30, 2020 and December 31, 2019, 16,038,695 and 16,316,085 shares of Class A Common Stock subject to conditional redemption, respectively, are presented as temporary equity, outside of the stockholders’ equity section of our condensed consolidated balance sheets.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. We are currently evaluating the impact of this standard on our financial statements and related disclosures.

We do not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material impact on our financial statements.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations

As of September 30, 2020, and December 31, 2019, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or other long-term liabilities.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act and are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following November 26, 2024, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Common Stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Quantitative and Qualitative Disclosures About Market Risk

The net proceeds of our IPO and the sale of the Private Placement Warrants held in the trust account are invested in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

INFORMATION ABOUT PORCH

References in this section to “we,” “our,” “us” or “Porch” generally refer to Porch.com, Inc. and its consolidated subsidiaries.

Overview

Who We Are

Porch is a vertical software platform for the home, providing software and services to approximately 10,500 home services companies, such as home inspectors, moving companies, utility companies, warranty companies, and others. Porch helps these service providers grow their business and improve their customer experience. As a way to pay for the software and services, these companies connect their homebuyers to Porch, who in turn makes the moving process easier, helping consumers save time and make better decisions about critical services, including insurance, moving, security, TV/internet, home repair and improvement, and more. While some home services companies pay Porch typical software-as-a-service (“SaaS”) fees, the majority of Porch’s revenue comes from business-to-business-to-consumer (“B2B2C”) transaction revenues, with service providers such as insurance carriers or TV/internet companies paying Porch for new customer sign-ups. In the second half of 2019, nearly two-thirds (2/3) of total U.S. home sales were processed through Porch systems,1 and during this time period Porch had call and marketing rights to approximately one-quarter of homebuyers of total U.S. home sales.2

Porch is the largest provider of software for certain home service verticals, such as the home inspection industry where 26% of all home inspections are processed through Inspection Support LLC (“ISN™”), Porch’s enterprise resource planning (“ERP”) and customer relationship management (“CRM”) software brand.3 Porch operates under a number of brands, such as HireAHelper™, where it provides software and demand for moving companies, Elite Insurance Group, where Porch is a licensed nationwide insurance agency, and Porch.com, where homeowners can complete home projects.

History

We were incorporated in the State of Delaware on December 22, 2011 and officially launched as Porch.com, Inc. on September 17, 2013. We launched Porch with the goal of simplifying the homebuying, move-in, and home maintenance process. We began as a data-driven home services marketplace, delivering project requests to home improvement professionals across the country who make up part of the $460 billion North American home improvement market.4 After two (2) years of growth, and with key learnings in hand, Porch expanded its offerings by providing software and service to home services companies, transitioning to a vertical software company focused on the home. We knew that we wanted to focus on individuals making critical and high value purchase decisions at the start of their homeowning journey. We also knew that we wanted to partner with home service companies to create long-term defensible and proprietary access to these consumers. Today, approximately 10,500 small and large businesses — home inspectors, moving companies, large utilities and more — use Porch to improve their operations, grow their business, and improve their customer experiences. These partnerships provide Porch introductions to end customers (who are largely homebuyers or existing homeowners) to help make the move and home maintenance simpler. This access is unique, wide-ranging and early in the homebuying process. Through our software offerings, Porch had insight into nearly two-thirds (2/3) of all U.S. homebuyers during the second half of 2019 and had full call and marketing rights via its contracted home services companies to approximately one-quarter of those sales. Because the home inspection industry is Porch’s largest vertical with 26% of all U.S. home inspections being managed in Porch’s ERP/CRM software, Porch typically gets introduced to a homebuyer approximately 6 weeks before their move-in day, when critical purchase decisions are being made.

____________

1          Based on internal Porch data regarding total home inspections processed via Porch software from July 2019 through December 2019, as a percentage of total 2H 2019 home sales. “Total 2H 2019 home sales,” as used throughout this section, represents the sum of new and existing U.S. home sales for the period from August 2019 through January 2020 (in order to account for the delay between home inspection and closing of sale), as reported by the U.S. Census Bureau (new home sales) and the National Association of Realtors (existing home sales).

2          Based on internal Porch data regarding the number of homebuyers to which Porch had call rights from July 2019 through December 2019, as a percentage of total 2H 2019 home sales.

3          Based on internal Porch data regarding total home inspections processed via Porch software in 2019, as a percentage of total 2019 home sales, which represents the sum of new and existing U.S. home sales in 2019, as reported by the U.S. Census Bureau (new home sales) and the National Association of Realtors (existing home sales).

4          Based on data from Global Market Insights, Inc.

Throughout the last seven (7) years, Porch has established many partnerships across a number of home-related industries. Porch has also proven effective at selectively acquiring companies which can be efficiently integrated into Porch’s platform. In 2017, we significantly expanded our position in the home inspection industry by acquiring ISN™, a developer of ERP and CRM software for home inspectors. Under Porch’s ownership, ISN™ has increased its revenues approximately five-fold (5x) in the three (3) years since Porch acquired it. In November 2018, we acquired Hire A Helper, LLC (“HireAHelper™”), a provider of software and demand for moving companies. Similarly, within 18 months after being acquired by Porch, HireAHelper™ had more than doubled its revenues and achieved significant increases in profits. We remain committed to pursuing attractive M&A opportunities as a key part of our growth strategy going forward as a public company.

The Porch Platform

Porch provides software and services to home services companies, and, through these relationships, gains unique and early access to homebuyers and homeowners, assists homebuyers and homeowners with critical services such as insurance and moving, and, in turn, Porch’s platform drives demand for other services from such companies as part of our value proposition. Porch has three types of customers: (1) home services companies, such as home inspectors, for whom Porch provides software and services and who provide introductions to homebuyers and homeowners; (2) consumers, such as homebuyers and homeowners, whom Porch assists with the comparison and provision of various critical home services, such as insurance, moving, security, TV/internet, and home repair and improvement; and (3) service providers, such as insurance carriers, moving companies, security companies and TV/internet providers, who pay Porch for new customer sign-ups.

HIRE A HELPER

#1 Moving Labor + Full Service[1]

~10,500
Companies

ISN Inspection Support Network™

#1 Inspector ERP / CRM[1]

Software & Services for Companies
Porch
Access to Consumers
Deliver Services

~10,500 companies

Nearly two-thirds of U.S. homebuyers flow through Porch's software platform.[2]

Approximately one quarter of U.S. homebuyers provided to Porch by companies to help make the move and home maintenance easy.[3]

26% of all U.S. home inspections are managed through Porch's inspection software.[4]

780K
Monetized Services[5]

Elite Insurance Group

Licensed insurance agency

(1) Based on Porch management estimates of relative market share.
(2) For the period Aug 2019 through Jan 2020 (which accounts for delay between home inspection and closing of sale), nearly two-thirds of US residential properties bought or sold in the period were processed through the Porch system by Contracted Recurring Companies (source: US Census Bureau and National Association of Realtors).
(3) For the period Aug 2019 through Jan 2020 (which accounts for delay between home inspection and closing of sale), Porch had call and marketing rights for approximately one quarter of US homebuyers who were buying or selling their home in the period (source: US Census Bureau and National Association of Realtors).
(4) For the 2019 year, Porch estimates 26% of US home inspections were processed through its systems by taking total inspections in the Porch system divided by the total home sales during that period (source: US Census Bureau and National Association of Realtors).
(5) As of the end of the 2019 year. Monetized Services is defined as the total number of unique services from Porch generated revenue, including a new insurance customer, completed moving job, security installation. TV/internet installation or other home project.

Software and Services for Home Services Companies

Porch’s platform provides home services companies with software and services to help them grow their business and provide a better experience for their customers. This value proposition can be divided into three components.

First, Porch offers leading vertical-specific software that includes a wide range of functionality required by home services companies like home inspectors and moving services providers to run a better business. This software is a full ERP/CRM suite which includes configurable dashboards, calendars and scheduling, online booking and payment processing, dispatch and routing optimization, customer relations and communications, flexible reporting, industry integrations and more. Companies use this software for their customers and transactions, managing their employees and tracking their partners. The depth of functionality varies among industry-specific products. Because this software is used in so many aspects of day-to-day management by home services companies such as home inspectors, Porch sees very low attrition rates among our software customer base.

Second, Porch offers a Moving Concierge service that home services companies can provide to their end customers in order to improve the moving and home improvement experience. Instead of the relationship ending once the initial service is complete, home inspectors, moving companies, utilities and others can provide Porch’s Moving Concierge to assist an end customer with the remaining aspects of their move and, going forward, with ongoing home maintenance. Each Moving Concierge client is provided with a self-service dashboard through which they can manage their moving “to do” list. A Porch Moving Concierge representative will also contact the client to talk about their home inspection, answer questions, collect a review for the company, and chart out all upcoming services with which Porch can assist. Instead of selling customer data as leads, Porch helps the end customer compare prices and make decisions about critical services such as insurance (Porch is a licensed nationwide insurance agency that underwrites policies for home, auto, flood and umbrella coverage), moving, security, and TV/internet. This experience creates a positive end customer experience that can benefit the company.

Third, Porch helps drive demand back to home services companies. Because Porch works across a number of verticals, Porch is able to meet consumers from one vertical and drive demand into other verticals and Porch partners.

Home services companies can access Porch’s full software suite for free if they provide Porch with access and introductions to their end customers by providing every end customer with the Moving Concierge experience. This allows Porch to generate business-to-business-to-business (“B2B2B”) transaction revenues by offering high value services to end customers. The combination of this value proposition is compelling. Our ERP and CRS offerings build customer loyalty, as demonstrated by our 73 net promoter score (which is a measurement of customer loyalty in the home inspection industry) and 134% annual net revenue retention between 2018 and 2019.5 This combination of high customer loyalty and increasing customer revenues allowed Porch to achieve a home services company lifetime value to acquisition cost ratio of greater than 30x in the second half of 2019.6

Consumer Services

Porch connects consumers with home services companies nationwide and offers a full range of products and services where homeowners can, among other things: (i) compare and buy home insurance policies (along with auto, flood and umbrella policies) with competitive rates and coverage; (ii) arrange for a variety of services in connection with their move, from labor to load or unload a truck to full-service, long-distance moving services; (iii) discover and install home automation and security systems; (iv) compare internet and television options for their new home; (v) book small handyman jobs at fixed, upfront prices with guaranteed quality; and (vi) compare bids from home improvement professionals who can complete bigger jobs.

Porch focuses on the move stage of the homeowner’s journey given the concentration of high value services that are purchased during this time. During the move, Porch assists the customer with services via its Moving Concierge and moving dashboard experience. For example, after helping the consumer quickly compare a large set of options for homeowner’s insurance for the new home, Porch will bind coverage as a licensed insurance agent and connect it back to the homebuyer’s mortgage. Additionally, Porch can highlight a variety of options and pricing for any type of move, including truck, storage and labor booking. For TV and Internet service, Porch provides the consumer a wide variety of rates, options and promotions for all major TV and Internet providers in their area and activates service directly for the consumer. According to a survey conducted by Article and OnePoll, moving was the second most stressful high-stress moment in a consumer’s life (behind only loss of a job), and across each of these services, Porch helps the consumer quickly and easily select the right products for them.

____________

5          Based on internal Porch calculation with respect to inspectors who pay for the software by providing access to their customers. Inspectors were organized into cohorts by the month the inspectors first joined and revenue generated by each cohort in the first full month using Porch services was compared to that same month a year later.

6          The lifetime value to acquisition cost ratio is for an average inspection company customer acquired by Porch. Lifetime value is calculated by taking total contribution margin after acquisition cost, divided by the number of customers and then multiplied by the average expected life of an account, capped at 5 years. Acquisition cost represents all variable costs (sales and marketing) required on average to acquire a new inspection company as a customer.

After the move, Porch provides consumers with tools and resources to help them find local professionals to complete most types of home maintenance, repair and improvement projects. Homeowners simply submit a project request on the Porch website, and Porch matches the homeowner with local professionals in their area who have the skills to do the job. Porch then sends the homeowners contact details about the service professionals they have been matched with, so the homeowner can select the right person or company for the job. Professionals can create profiles on Porch.com, but we also partner with both large service provider companies as well as large networks of service providers. This enables Porch to offer consumers various high-quality options without having to build a large sales force or operate as a standalone marketplace.

Our Industry

The home is foundational to the American experience. According to data from the National Association of Realtors and the U.S. Census Bureau, there were 5.3 million existing homes sold and approximately 682,000 newly constructed homes sold in the United States in 2019. There are millions of home services companies, most of which are small businesses operating in fragmented markets, according to the U.S. Small Business Administration Office of Advocacy. For consumers, moving and maintenance can be full of pitfalls and headaches. Porch seeks to simplify the home by providing software and services to home services companies and connecting homeowners to high-quality services throughout the home lifecycle. In doing so, Porch conducts its business across a broad total addressable market (“TAM”), consisting of moving services, property and casualty (“P&C”) insurance and contractor services, with an estimated total value of approximately $220 billion. This TAM is based on the products Porch offers today, with ample opportunity for expansion of Porch’s addressable market.

Moving Services

Porch provides three primary moving services that support homeowners during the moving process: direct moving services, security installations and TV/internet installations. Based on U.S. Census Bureau data and Porch management estimates, Porch believes the overall addressable opportunity for Porch in these three service offerings in the U.S. to be approximately $4 billion. This estimate assumes each of the approximately 6 million annual home sales has the potential to generate $220 net commission per security installation (given only approximately 20% of homebuyers will purchase a security or home automation system, according to ADT Inc. estimates) and $114 net commission per TV/internet installation, resulting in a $1.3 billion security installation TAM and $684 million TV/internet installation TAM, respectively. This also assumes each home sale results in one move and that Porch can receive $314 net commission per move (which is a mix between full service moves and labor only moves), thereby creating a $1.9 billion moving service TAM. Porch bases these net commission assumptions on a review of existing customer purchasing patterns and revenue contributions.

Property and Casualty (P&C) Insurance

Through its wholly-owned licensed insurance brokerage, Elite Insurance Group, Porch serves customers in the P&C home, auto, flood, and umbrella insurance market. In addition, as discussed more fully under “— Our Strategies for Growth — Insurance Expansion,” Porch is currently evaluating a potential significant acquisition opportunity involving a P&C insurance company focused on products in the residential homeowner space which, if completed, would result in Porch becoming an MGA and an insurance carrier, thereby significantly expanding Porch’s revenue from insurance sales. According to IBISWorld 2019 full year data, U.S. home insurance annual revenues totaled $104 billion and U.S. auto insurance annual revenues totaled $313 billion. Based on an estimated potential 20% broker commission rate on annual revenues, Porch believes the P&C home and auto insurance TAM is approximately $83 billion.

Contractor Services

Contractor services is Porch’s largest TAM with an estimated size of approximately $140 billion. This estimate is based on GM Insights’ $460 billion valuation of the home improvement market in 2018 and assumes 50% of projects are fully managed and coordinated by Porch with a 45% take rate ($104 billion managed services TAM) and 50% of projects are referred to third parties without any coordination by Porch for a 15% referral fee ($34 billion referral services TAM). The assumptions surrounding the percentage split between managed and outsourced projects, gross margins, and referral fees are based on Porch’s historical experience.

TAM Expansion Opportunities

Porch intends to expand its platform and the associated TAM in a number of ways over time. For example, Porch intends to further penetrate the insurance value chain as a Managed General Agency (“MGA”), which offers the potential for significant commissions growth over time. Additionally, Porch expects to work with partners to offer more services for consumers over time, such as electricity setup, warranty services and solar panel installation and servicing.

Trends and Growth in the Housing and Home Maintenance Sectors

Increasing Home Sales

As a home services platform that provides ERP and CRM software to approximately 10,500 inspection, moving and home services companies, Porch’s revenue is linked to existing home sales, which, according to the National Association of Home Builders, were at a 13-year high as of February 2020. COVID-19 significantly impacted Porch’s home inspection volumes in March and April, but by June 2020, Porch’s volume had fully recovered to 2019 levels. Continued strong home sales are supported by historically low 30-year fixed mortgage rates and the behavior of homeowners to move and change homes. America is a mobile country, with the average American moving once every 13 years, according to the National Association of Realtors. Research from the National Association of Realtors shows several reasons for Americans moving, with the most frequent reasons being to find a new or better home, to start or transfer jobs or to establish a new family home for the first time.

Buying a Home and Moving is Becoming More Complex

Moving is considered one of the most stressful life events. The list of decisions a buyer needs to make begin with the qualities and attributes of the new home. There is a growing list of factors that go into choosing a home, including, but not limited to, home affordability, safety, quality of schools and proximity to parks, recreational facilities, health centers and outdoor space. When purchasers do find the right home, they might face a competitive process where their bid is ultimately rejected. Once their bid is accepted, home buyers have to manage home inspections and finalize their mortgage by meeting lender requirements.

With the house purchase complete, homebuyers then must deal with the complexity of and logistics of moving. Pre-move considerations include but are not limited to researching moving services, visiting new communities, booking rentals, reserving storage units, coordinating with movers on packing, transferring utilities, home cleaning, completing a change of address, purchasing home insurance, and purchasing a home warranty. Within the moving company market alone, according to the American Moving and Storage Association, there are over 7,000 companies in over 13,900 locations to choose from. Post-move considerations include but are not limited to unpacking, cleaning the new house, scheduling essential home improvements listed in the inspection report, changing locks, transferring medical records, registering vehicles, purchasing internet and setting up a security system. All of these considerations make moving a stressful and tenuous process.

Porch helps make the move simple through its Moving Concierge and related services. Homebuyers can use Porch’s self-service dashboard to compare prices for movers, provision move-related services, and manage their moving checklist. Customers are also offered a wide variety of home services. Ultimately, Porch makes moving less stressful.

Increasing Home Improvement Spending

After helping consumers with their move, Porch continues to say in touch with the movers to help with home maintenance and improvement projects. The continued growth of the home improvement spending market will have a substantial impact on Porch’s future revenues.

According to the Home Improvement Research Institute, total home improvement spending in 2018 was just under $400 billion and grew to approximately $405 billion in 2019. Despite COVID-19, there is a strong positive economic outlook. On the federal level, the fiscal stimulus from the Bipartisan Budget Act of 2019 is expected to help drive growth through 2021. According to the Home Improvement Research Institute, the housing and home improvement market is forecasted to return to 2019 levels by the end of 2021. By 2022, home improvement sales are projected to pass $460 billion per year.

Outsourcing of Specialized Home Improvement Projects

While many homeowners are increasingly choosing the do-it-yourself option for specialized projects such as window replacement, landscaping and heating, ventilation and air conditioning installation, the average homeowner rarely attempts these projects on their own. According to iPropertyManagement, four out of five homeowners hire a professional or licensed specialist to assist on these projects and 87% of home renovations utilized a service professional in 2018. Porch helps make finding these professionals easy and offers transparent pricing.

Digitalization of Home Services

According to Technavio, online on-demand home services are expected to grow at a compounded annual growth rate of over 50% from 2020 to 2024. Driving this trend is the digitally minded millennial generation that is entering the home ownership market and hiring home services professionals online. Home service professionals experiencing the benefits and scalability of connecting and engaging with consumers online, including reaching wider or targeted audiences, improving conversion rates, reducing acquisition costs, and tracking performance of marketing investments, are expected to invest more into digital offerings over time.

Our Competitive Strengths

Leading ERP and CRM Software with Approximately 10,500 Contracted Companies in a Diverse Set of Industries

Porch owns several leading ERP and CRM software platform brands including ISN™ for home inspectors and HireAHelper™ for moving companies. Porch provides software to approximately 10,500 companies across a number of home services verticals utilizing its various software brands. Porch estimates that these software customers service nearly two-thirds (2/3) of all U.S. homebuyers each month and provide Porch with customer access rights to approximately one-quarter (1/4) of all U.S. homebuyers.

Early Access to Demand

Porch’s early access to homebuyers allows Porch to be among the first service providers to reach out to consumers and to assist them in their moving journey prior to completing many large purchasing decisions. Home services companies have the option to opt into Porch’s customer access model and receive Porch’s software for free in exchange for access rights to their customers, thereby allowing Porch to market and offer services to these customers up to six (6) weeks in advance of their move. Porch’s customer access model represents an extremely valuable marketing tool and customer acquisition platform for home services providers, who typically rely on a change of address request that occurs near the end of the moving journey to reach out to homebuyers.

Porch estimates that its approximately 10,500 contracted companies service nearly two-thirds (2/3) of U.S. homebuyers through Porch’s various software and service brands, and that Porch has call and marketing rights to approximately one-quarter of all U.S. homebuyers through contracted companies that have opted into the customer access model. This provides Porch the ability to supply service providers with early access to homebuyers, translating into high intent and high value customers.

Of all of the home service verticals Porch operates in, the largest is the home inspection industry. ISN™, Porch’s ERP and CRM software for home inspectors, is the software of choice for over 5,500 inspection companies, including most of the largest inspection companies in the U.S. These inspection companies completed 26% of all U.S. home inspections in 2019 through Porch’s ISN™ software. Through research and development, Porch continues to invest in and strengthen the software advantage of ISN™. Moreover, Porch expects to increase the percentage of U.S. homebuyers available through its customer access model by expanding sales efforts of ISN™ and other software, and by completing acquisitions of software and service companies in the home services sector.

Porch’s other portfolio brands, including HireAHelper™ and Kandela™ also provide Porch access to customers. HireAHelper™ offers third party moving services by matching homeowners with local movers, trucks and storage containers, in addition to providing a CRM software for moving companies. Kandela™ offers a leading moving concierge product for utility customers in the U.S., helping hundreds of thousands of movers through its exclusive partnerships with utilities. Utilities serving over 12 million households each year7 have partnered with Kandela™. These brands generate incremental customer access and provide services to consumers, augmenting Porch’s competitive advantage across a broader array of home services.

____________

7        Based on estimates provided by Kandela™ utility partners.

Innovative Customer Access Pricing Model

Porch’s customer access model, whereby software customers utilize Porch’s software for free in exchange for providing access rights to their customers, reduces competition from traditional software providers that charge a fee and rely on that revenue to sustain their businesses. In addition to obtaining the software for free, inspection companies report higher net promoter scores after enrolling in Porch’s customer access model as Porch drives improved customer satisfaction through its concierge service at a critical time of need. As a result, ISN™ benefits from high retention rates among software customers. Between 2018 and 2019, ISN™ generated annual net revenue retention of 134%.

Proprietary Data and Analytics

Through the services it offers, Porch has amassed a trove of proprietary data on homebuyers and their homes. Using this data, Porch intends to accelerate its investment in data science and analytics to provide more suitable services to homebuyers and improve service provider marketing opportunities. For example, Porch believes that its data could help improve Porch’s ability to predict a variety of events, including the timing and likelihood of specific purchase decisions around the home, a mover’s likelihood of switching insurance carriers or the likelihood and severity of home insurance and home warranty claims.

Strong Management Team with Extensive Merger and Acquisition Experience

Porch’s management team has significant merger and acquisition and integration experience obtained through over a hundred merger and acquisition transactions between the CEO, CFO and head of corporate development. Porch has a strong track record of driving significant value creation from acquisitions to date. In less than 3 years since acquiring ISN™, Porch management has increased revenues by five (5x) times. In less than 18 months since acquiring HireAHelper™, Porch has doubled revenues. Porch intends to leverage its acquisition experience by continuing to selectively pursue strategic SaaS acquisitions that strengthen Porch’s unique access to demand.

Comprehensive Service Offering

Porch offers a unique breadth and depth of home services that span the move and ongoing in homeownership. Not only is Porch able to help a consumer with the services they need at any point in their journey with their home, but also by going deeper into select services such as insurance, moving, and handyman services for example, Porch is able to control the consumer experience and capture more value. This ability to create value from consumers allows Porch to offer a unique and strong value proposition to companies who provide Porch access to their customers. Because we are able to drive value to the companies that use our products and services, we are more easily able to attract new business partners and invest in product development and customer support to ensure we sustain out competitive advantage.

Our Strategies for Growth

Porch plans to achieve its strategic plan by driving organic growth and capitalizing on attractive acquisition opportunities. Porch intends to continue focusing on growth that will positively impact long-term shareholder value through the following strategies:

Gain Access to More Homebuyers

Porch’s free inspection software is a valuable customer acquisition tool that drives growth through expanded homebuyer access. Porch currently has call and marketing rights to approximately one-quarter of U.S. homebuyers and intends to expand this access by:

•        Increasing the number of software customers organically through expanded sales and marketing efforts and inorganically through SaaS acquisitions. See “— Selectively Pursue Strategic SaaS Acquisitions” below.

•        Increasing the percent of software customers that grant access rights to their consumers; 59% of Porch’s software customers currently do not pay Porch with customer access as the customer access model was introduced within the last three (3) years. Porch has been steadily converting more of its software customers to this option by explaining the benefits, which include increased net promoter scores for inspectors that adopt the customer access model, to inspectors during Porch’s software training program.

Increase Revenue per Homebuyer

Porch intends to capitalize on its expanded homebuyer access by increasing the revenue generated from each homebuyer. Porch believes it is currently capturing approximately 1% of the $2,300 estimated potential revenue opportunity per homebuyer8 and believes that it can increase this percentage by:

•        Increasing the percent of individuals with access rights that are called, contacted, and engaged by Porch’s call center.

•        Improving conversion and take rates of both existing and new services by offering more competitive quotes per service so that customers do not find a better price elsewhere and more services so that customers do not need to leave the Porch ecosystem.

Mover Marketing

Today, brands send direct mail to movers after the consumers changes their address with the United States Postal Service. Through Porch’s early access to homebuyers, Porch can help homebuyers obtain earlier access to discounts and promotions that are typically made available to movers, while helping brands send direct mail to consumers in advance of their move.

Insurance Expansion

Elite Insurance Group, Porch’s wholly owned subsidiary, is an insurance broker that is currently licensed in all 50 states. Porch intends to expand from an insurance agency to an MGA by acquiring one or more MGAs. Becoming an MGA would allow Porch to capitalize on the underwriting advantage provided by its unique insights into properties and homebuyers. The MGA structure would allow Porch to obtain higher commissions and participate in the upside of selecting good risks with lower claims. Additional potential growth opportunities for Porch’s insurance business include adding more insurance carriers as partners in certain regions of the country and adding state licenses for certain in-house insurance agents. Porch is currently evaluating a potential significant acquisition opportunity involving a P&C insurance company focused on products in the residential homeowner space which, if completed, would result in Porch becoming an MGA and an insurance carrier, thereby significantly expanding Porch’s insurance business. While Porch remains actively involved in discussions and due diligence efforts with the target company, and the parties have signed a non-binding letter of intent, neither party is under any obligation to pursue such potential acquisition and may abandon such discussions at any time. As a result, we can provide no assurances that the parties will reach agreement on mutually satisfactory terms or enter into a definitive acquisition agreement or, if they do, that such potential acquisition will be successfully completed.

Expand into New Home Service Verticals

There are opportunities for Porch to expand organically and via mergers and acquisitions to provide software and services to additional home service verticals. In addition to acquiring an insurance MGA, Porch plans to identify and close several accretive acquisitions that expand the number of home services companies that Porch supports and increases Porch’s access to unique demand and data. Porch has an extensive pipeline of acquisition targets across the home services SaaS, insurance, moving, and home technology sectors. Management maintains active discussions with potential suitable targets.

Geographic Expansion

Porch currently conducts the vast majority of its business in the United States with a small portion in Canada. Porch also has approximately 530 and 9 independent contractors located in Mexico and India, respectively. While Porch expects to remain focused on the U.S. market for the next several years, in the future Porch anticipates expanding internationally into Europe, Australia, and other markets where the home sales market operates similarly to the U.S. Within the United States, Porch operates nationwide.

____________

8          Based on Porch estimated value of potential insurance sales, security system installations, TV/internet installations, utility activation, moving services, warranty products, inspection repairs, marketing revenues and certain other services and products and Porch estimates of the frequency with which such products are purchased by homebuyers.

Revenue

Our revenue is primarily derived from three (3) types of revenue arrangements: (i) recurring SaaS fees that companies pay us for our software and services, (ii) reoccurring B2B2C transaction revenues for move-related services, and (iii) reoccurring B2B2C and business-to-consumer (“B2C”) transaction revenues from post-move related services.

Companies which use Porch’s software and services have the option to pay Porch with SaaS fees or customer access at which time Porch generates revenue via B2B2C transactions. Because Porch gets full access to the complete and predictable base of homeowners from a company, this customer access payment method is more attractive to Porch and such companies are worth an average of six (6x) times more to Porch than SaaS fees.9

B2B2C transaction revenues for move-related services include the LTV of commissions Porch receives from insurance carriers for each new sale to a policyholder which are paid in the first year and each subsequent year that the policyholder renews, and bounties related to the sale of moving service, security, or TV/Internet service. B2B2C transaction revenues for post-move related services includes per lead, per appointment and per job fees paid by contractors and partners for customer demand.

Revenue for Porch generally follows seasonality of both existing home sales and home projects, with more revenue concentrated in the second and third quarters rather than the first and fourth quarters.

Sales and Marketing

We sell our software and services to companies using a variety of sales and marketing tactics. We have teams of inside sales representatives organized by vertical market who engaged directly with companies. We have enterprise sales teams which target the large named accounts in each of our vertical markets. These teams are supported by a variety of typical software marketing tactics, including both digital, in-person (such as trade shows and other events) and content marketing. Porch has been very successful at partnering with key companies in our vertical markets who have aided in sales and adoption.

For consumers, Porch largely relies on our unique and proprietary relationships with the approximately 10,500 companies using Porch’s software to provide the company with end customer access and introductions. Porch then utilizes technology, lifecycle marketing and teams in lower cost locations to operate as a Moving Concierge to assist these consumers with services. Porch has invested in limited direct-to-consumer marketing capabilities, but expects to become more advanced over time with capabilities such as digital and social retargeting.

Technology

Porch has invested significantly for many years in engineering, product, and design in order to build out our platform. We operate a modern technology stack that allows for rapid development and deployment as well as integrations. Each of our business units develops its own technology to support its products and services, leveraging both open-source and vendor supported software technology. Each of our various brands and businesses has dedicated engineering teams responsible for software development and the creation of new features to support our products and services across a full range of devices (desktop, mobile web and native mobile applications). Our engineering teams use an agile development process that allows us to deploy frequent iterative releases for product and service features.

Competition

The home services industry is highly competitive and fragmented, and in many important respects, local in nature. We compete with, among others: (i) search engines and online directories for all types of home services we assist consumers with, (ii) other vertical software companies in our markets, (iii) companies who help consumers purchase insurance, moving, and other home services, and (iv) other companies which help consumers to make their homes simple. We believe that our largest competition comes from the wide variety of companies focused on reaching consumers for the purpose of helping with key high-value services such as insurance, moving, TV/Internet and other such services, as well as numerous traditional digital and non-digital service providers.

____________

9          Based on internal Porch calculation comparing SaaS fee from per inspection from paying subscribers and Porch estimate of total revenue generated per inspection from access subscribers in 2019.

We believe that our ability to compete successfully will depend primarily upon the following factors:

•        the size, quality, diversity and stability of the large number of companies utilizing Porch’s software and services who give Porch early and proprietary access to homebuyers before competitors are aware;

•        our ability to consistently generate home services fees and revenues through our access to homebuyers and homeowners in a cost-effective manner;

•        our ability to increasingly engage with consumers directly through our platforms (rather than through search engine marketing or search engine referrals);

•        the functionality of our software and services, websites and mobile applications and the attractiveness of their features and our products and services generally to home services companies and consumers, as well as our continued ability to introduce new products and services that resonate with consumers and service professionals generally;

•        our ability to continue to build trust in and loyalty to, our various brands, particularly Porch.com, ISN™, HireAHelper™, Kandela™ and Elite Insurance Group; and

•        the ability for us to continue to expand our platform organically and inorganically into other vertical markets and select services.

Intellectual Property

We regard our intellectual property rights as critical to our success generally, with our trademarks, service marks and domain names being especially critical to the continued development and awareness of our brands and our marketing efforts.

We protect our intellectual property rights through a combination of trademarks, trade dress, domain name registrations, and trade secrets, as well as through contractual restrictions and reliance on federal, state and common law. We enter into confidentiality and proprietary rights agreements with employees, consultants, contractors and business partners, and employees and contractors are also subject to invention assignment provisions.

We have several registered trademarks in the United States (the most significant of which relate to our Porch, ISN™ and HireAHelper™ brands), as well as other trademarks in Canada and Europe. We have also registered a variety of domestic and international domain names, the most significant of which relate to our Porch brand.

Government Regulation

We are subject to laws and regulations that affect companies conducting business on the Internet generally and through mobile applications, including laws relating to the liability of providers of online services for their operations and the activities of their users. As a result, we could be subject to claims based on negligence, various torts and trademark and copyright infringement, among other actions.

In addition, because we receive, transmit, store and use a substantial amount of information received from or generated by consumers and service professionals, we are also impacted by laws and regulations governing privacy, the storage, sharing, use, processing, disclosure and protection of personal data and data breaches.

We are particularly sensitive to laws and regulations that adversely impact the popularity or growth in use of the Internet and/or online products and services generally, restrict or otherwise unfavorably impact the ability or manner in which we provide our products and services, regulate the practices of third parties upon which we rely to provide our products and services and undermine open and neutrally administered Internet access. To the extent our businesses are required to implement new measures and/or make changes to our products and services to ensure compliance, our business, financial condition and results of operations could be adversely affected. Compliance with this legislation or similar or more stringent legislation in other jurisdictions could be costly, and the failure to comply could result in service interruptions and negative publicity, any or all of which could adversely affect our business, financial condition and results of operations. In addition, in December 2017, the U.S. Federal Communications Commission (“FCC”) adopted an order reversing net neutrality protections in the United States, including the repeal of specific rules against blocking, throttling or “paid prioritization” of content or services by Internet service providers. To the extent Internet service providers take such actions, our business, financial condition and results of operations could be adversely affected.

We are also subject to laws governing marketing and advertising activities conducted by/through telephone, e-mail, mobile devices and the Internet, including the TCPA, the Telemarketing Sales Rule, the CAN-SPAM Act and similar state laws, as well as federal, state, and local laws and agency guidelines governing background screening.

Major Customer

During the year ended December 31, 2018, we had one (1) customer that represented 14% of our total revenues. No other customer represented more than 10% of our total revenues in that period. During the year ended December 31, 2019, we had no customers that represented more than 10% of our total revenues.

Employees

Our core values are foundational to Porch. By staying true to: No Jerks/No Egos; Solve Each Problem; Be Ambition; Care Deeply; and Together We Win, we have created a company where good people can do great work and drive shareholder value. These values guide us in everything we do, from individual everyday tasks to high-level strategic planning. They foster a culture of dialogue, collaboration, recognition and a sense of family that contributes to our long-term success.

We engage and empower our team with continued career and learning and development opportunities. Fostering a growth mindset facilitates a culture where all voices are heard and team members can take informed risks, ask questions, and seek creative solutions to tough problems. This approach helps us build a strong bench of leaders for tomorrow’s business challenges.

Our diversity, equity and inclusion efforts are based on the principle that all Porch team members can bring their whole selves to work and thrive. We have a growing Employee Resource Group (ERG) community and a commitment throughout the organization for Porch to be a supportive and inclusive environment.

As of June 2020, Porch had approximately 370 full-time employees and 539 full-time independent contractors for support, operations and sales. The vast majority of employees are located in the United States and the vast majority of full-time contractors are located in Mexico and India. We believe that we generally have good relationships with our employees and contractors.

Legal Proceedings

TCPA Proceedings.    Porch and an acquired entity, GoSmith.com, are currently party to 14 legal proceedings alleging violations of the automated calling and/or Do Not Call restrictions of the Telephone Consumer Protection Act of 1991 (“TCPA”). Most of these actions have been commenced as mass tort actions by a single plaintiffs’ law firm in December 2019 and April 2020. The actions were filed in a variety of federal district courts throughout the United States.

These actions are generally at an early stage in the litigation process. It is not possible to determine the likelihood of an unfavorable outcome of these disputes, although it is reasonably possible that the outcome of these actions may be unfavorable. Further, it is not possible to estimate the range or amount of potential loss (if the outcome should be unfavorable). Porch intends to contest these cases vigorously.

Kandela Proceeding.    In May 2020, the former owners of Kandela, LLC filed a complaint against Porch in the Superior Court of the State of California, alleging a breach of contract related to the terms and achievement of an earnout agreement related to the acquisition of the Kandela business. This action is at an early stage in the litigation process and Porch is unable to determine the likelihood of an unfavorable outcome, although it is reasonably possible that the outcome may be unfavorable. Porch is unable to provide an estimate of the range or amount of potential loss (if the outcome should be unfavorable). Porch intends to contest this case vigorously.

In addition, in the ordinary course of business, Porch and its subsidiaries are (or may become) parties to litigation involving property, personal injury, contract, intellectual property and other claims, as well as stockholder derivative actions, class action lawsuits and other matters. The amounts that may be recovered in such matters may be subject to insurance coverage. Although the results of legal proceedings and claims cannot be predicted with certainty, neither Porch nor any of its subsidiaries is currently a party to any legal proceedings the outcome of which, we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations. See Note 12 to Porch’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for additional information.

Additional Information

Company Website and Public Filings

Our main website is www.porch.com, and our investor relations website is located at www.porchgroup.com. Neither the information on these websites, nor the information on the websites of any of our brands and businesses, is incorporated by reference into this proxy statement/consent solicitation statement/prospectus, or into any other filings with, or into any other information furnished or submitted to, the SEC.

EXECUTIVE AND DIRECTOR COMPENSATION OF PORCH

This section discusses the material components of the executive compensation program for Porch’s named executive officers who are identified in the 2019 Summary Compensation Table below. This discussion may contain forward-looking statements that are based on Porch’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that New Porch adopts following the completion of the merger may differ materially from the existing and currently planned programs summarized or referred to in this discussion.

Overview

We have opted to comply with the executive compensation disclosure rules applicable to emerging growth companies, as PTAC is an emerging growth company. The scaled down disclosure rules are those applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for Porch’s principal executive officer and its two most highly compensated executive officers other than the principal executive officer whose total compensation for 2019 exceeded $100,000 and who were serving as executive officers as of December 31, 2019. We refer to these individuals as “named executive officers.” For 2019, Porch’s named executive officers were:

•        Matt Ehrlichman, Chief Executive Officer and Chairman; and

•        Matthew Neagle, Chief Revenue Officer (effective August 11, 2020, Chief Operating Officer).

As of December 31, 2019, none of the other individuals who will serve as executive officers of New Porch were employed by Porch as of such date.

We expect that New Porch’s executive compensation program will evolve to reflect its status as a newly publicly-traded company, while still supporting New Porch’s overall business and compensation objectives. In connection with the merger, Porch retained Aon, an independent executive compensation consultant, to help advise on the post-offering executive compensation program.

2019 Compensation of Named Executive Officers

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of the executive compensation program. In general, we seek to provide a base salary level designed to reflect each executive officer’s scope of responsibility and accountability. Mr. Ehrlichman historically has received an annual base salary of $1.00, which was increased to $420,000 in 2020. Please see the “Salary” column in the 2019 Summary Compensation Table for the base salary amounts received by Messrs. Ehrlichman and Neagle in 2019.

Bonuses

Historically, cash bonuses have been provided on a discretionary basis. Bonus compensation is designed to hold executives accountable, reward the executives based on actual business results and help create a “pay for performance” culture. Porch did not award bonuses in 2019 to either Messrs. Ehrlichman or Neagle. In 2020, Porch established an annual incentive program for its executive officers eligible to receive target bonus payouts equal to 40% of the named executive officer’s base salary, with the actual bonus paid determined based on achievement against pre-established performance goals.

Equity Awards

To further focus Porch’s executive officers on Porch’s long-term performance, Porch has granted equity compensation in the form of stock options. Stock options generally vest 25% on the first anniversary of the vesting commencement date and in subsequent 1/48th increments for each subsequent month of continuous employment. Under the terms of the stock option agreements, executive officers have the option of exercising the stock option prior to vesting and receive restricted stock upon exercise, which is subject to the same vesting conditions applicable to the underlying stock options. None of the named executive officers received equity awards from Porch during 2019. Please see footnotes (3) and (4) to the 2019 Summary Compensation Table for information regarding share purchases by Messrs. Ehrlichman and Neagle during 2019.

In 2020, the Board allowed employees of Porch to forego a portion of annual base salary in exchange for restricted stock units denominated in a number of shares of Porch common stock, with two (2) restricted stock units received for each dollar of foregone salary elected by the employee in July 2020 and one (1) restricted stock unit for each dollar of foregone salary elected by the employee in August 2020. The restricted stock units received are subject to vesting based on the recipient’s continued service and the occurrence of a liquidity event, with the service-based vesting condition for the July 2020 restricted stock units satisfied in 50% increments on October 1, 2020 and July 1, 2021 and the service-based vesting condition for the August 2020 restricted stock units satisfied on March 1, 2021. The Business Combination will constitute a liquidity event for purposes of the July 2020 and August 2020 restricted stock units. Any shares received upon settlement of the restricted stock units are subject to a 180-day lock-up period. Messrs. Ehrlichman and Neagle each elected to forego a portion of their 2020 base salary in exchange for restricted stock units denominated in a number of shares of Porch common stock.

Prior to the closing of the merger, Mr. Ehrlichman will be granted a restricted stock award under Porch’s 2012 Equity Incentive Plan (the “2012 Plan”) which will be converted into an award of 1,000,000 restricted shares of New Porch common stock upon the closing of the merger. The award will vest in one-third installments if certain stock price triggers are achieved within 36-months following the closing of the merger as follows: (i) one-third (1/3) of the shares will vest if the closing price of a New Porch share is greater than or equal to $18.00 over any 20 trading days within any 30-consecutive trading day period; (ii) one-third (1/3) of the shares will vest if the closing price of a New Porch share is greater than or equal to $20.00 over any 20 trading days within any 30-consecutive trading day period; and (iii) the remaining one-third (1/3) of the shares will vest if the closing price of a New Porch share is greater than or equal to $22.00 over any 20 trading days within any 30-consecutive trading day period. If Mr. Ehrlichman’s employment with New Porch or its affiliates is terminated prior to the award being fully vested, then the award will be terminated and cancelled, provided that if Mr. Ehrlichman’s employment is terminated by New Porch or its affiliates without cause or Mr. Ehrlichman resigns due to good reason (in each case, as defined in the award agreement), the award will remain outstanding and will vest to the extent the stock price triggers are achieved during the 36-month period.

2019 Summary Compensation Table

The following table shows information regarding the compensation of the named executive officers for services performed in the year ended December 31, 2019.

Name and Principal Position	Year	Salary(1)	Bonus	Stock Awards		All Other Compensation(2)	Total
Matt Ehrlichman,	2019	$1	$0	$0	(3)	$2,665	$2,666	(3)
Chief Executive Officer and Chairman

Matthew Neagle	2019	295,577	0	0	(4)	0	295,577
Chief Revenue Officer

____________

(1)      As noted above, during 2019, Mr. Ehrlichman received an annual base salary of $1.

(2)      Amount reported for Mr. Ehrlichman represents the employee portion of the insurance premiums for health and welfare benefits that are paid by Porch on behalf of Mr. Ehrlichman.

(3)      During 2019, Porch did not grant any equity awards to Mr. Ehrlichman. In May 2019, Mr. Ehrlichman purchased 16,091,277 shares of Porch from Lowe’s Companies, Inc. (“Lowes”) at a price of $0.25 per share, which was lower than Porch’s most recent valuation of fair market value, calculated in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). Because the purchase price was below fair market value and Lowes was deemed an “economic interest holder” under Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation (“FASB ASC Topic 718”) with respect to Porch, Porch was required to recognize a compensation expense under FASB ASC Topic 718 in the aggregate amount of $33,231,717 with respect to Mr. Ehrlichman’s share purchase from Lowes. This amount is being excluded from the 2019 Summary Compensation Table as Porch was not a party to the transaction and does not view the stock purchase by Mr. Ehrlichman as compensatory.

(4)      During 2019, Porch did not grant any equity awards to Mr. Neagle. In July 2019, Mr. Neagle purchased 316,586 shares of Series A-1 preferred stock and 83,414 shares of Series A preferred stock from Mr. Ehrlichman for a purchase price of $0.25 per share, which was lower than Porch’s most recent valuation of fair market value, calculated in accordance with Section 409A of the Code. The shares purchased from Mr. Ehrlichman were subject to repurchase rights in favor of Porch, with the repurchase right lapsing upon continued service and the occurrence of a liquidity event in the form of an IPO or sale of Porch. The service-based repurchase right lapses with respect to 50% of the shares subject to the award on the second anniversary of the grant date and in 25% increments on the third and fourth anniversaries of the grant date. Because the purchase price was below fair market value and Mr. Ehrlichman was deemed an “economic interest holder” under FASB ASC Topic 718 with respect to Porch, the award was deemed granted by Porch under FASB ASC Topic 718, although there was no grant date fair value associated with the award because the market-based vesting condition was not deemed probable at the time Mr. Neagle purchased such shares. The liquidity event condition will be satisfied upon the consummation of the merger.

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table presents information regarding the outstanding stock options held by each of the named executive officers as of December 31, 2019. None of the named executive officers held any outstanding restricted stock or other equity awards as of that date.

	Option Awards									Stock Awards
Name	Grant Date(1)	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested
Matt Ehrlichman.	3/23/2017	3/22/2017	600,000	(1)(2)	—		—	0.90	3/22/2027	—		—
	3/23/2017	5/19/2017	600,000	(1)(2)	—		—	0.90	3/22/2027	—		—
	10/28/2018	9/12/2018	2,827,970	(2)(3)	—		—	1.28	10/17/2028	—		—
Matthew Neagle	9/23/2014	9/23/2014	5,105		—		—	0.20	9/22/2024	—		—
	9/11/2015	9/11/2015	80,000		—		—	1.49	9/10/2025	—		—
	3/23/2016	2/17/2016	95,833	(1)	4,167	(1)	—	0.90	3/22/2026	—		—
	2/21/2017	1/1/2017	54,687	(1)	20,313	(1)	—	0.90	2/20/2017	—		—
	5/15/2017	4/1/2017	13,506	(1)	6,754	(1)	—	0.90	5/14/2027	—		—
	5/15/2017	4/1/2017	20,260		—		—	0.90	5/14/2027	—		—
	8/19/2017	7/1/2017	13,464	(1)	8,822	(1)	—	0.90	8/18/2027	—		—
	8/19/2017	7/1/2017	22,286		—		—	0.90	8/18/2027	—		—
	6/6/2018	4/1/2018	12,359	(1)	17,303	(1)	—	0.97	6/5/2028	—		—
	6/6/2018	4/1/2018	29,662		—		—	0.97	6/5/2028	—		—
	6/6/2018	4/1/2018	12,359	(1)	14,607	(1)	—	0.97	6/5/2028	—		—
	6/6/2018	4/1/2018	26,966		—		—	0.97	6/5/2028	—		—
	6/6/2018	3/1/2018	10,724	(1)	13,790	(1)	—	0.97	6/5/2028	—		—
	6/6/2018	3/1/2018	24,514		—		—	0.97	6/5/2028	—		—
	8/24/2018	7/1/2018	11,566	(1)	21,073	(1)	—	1.28	8/23/2028	—		—
	8/24/2018	7/1/2018	32,629		—		—	1.28	8/23/2028	—		—
	7/26/2019	7/26/2019	—		—		—	—	—	400,000	(4)	654,332	(5)

____________

(1)      This option vests 25% on the first anniversary of the vesting commencement date and in subsequent 1/48th increments for each subsequent month of continuous employment. Options held by Mr. Ehrlichman will vest 50% upon a change in control, with the remaining options vesting in the event of a qualifying termination within 12 months after such change in control, while options held by Mr. Neagle will vest in full upon a change in control subject to Mr. Neagle’s continued employment through such date.

(2)      Because these options may be early exercised for restricted stock, options are reported in this table as “Exercisable.” Please see footnote (1) to this table for the vesting schedule applicable to the option awards.

(3)      This option vests 25% on the first anniversary of the vesting commencement date and in subsequent 1/48th increments for each subsequent month of continuous employment. Of the then-unvested shares subject to the option, 50% will vest immediately upon a change in control, with the remaining unvested portion of the option vesting (i) in the event of a qualifying termination of employment within 12 months after such change in control, or (ii) in the event the acquiror does not assume Porch’s rights and obligations under the option.

(4)      Represents shares purchased by Mr. Neagle from Mr. Ehrlichman that are subject to repurchase rights in favor of Porch, with the repurchase right lapsing upon continued service and the occurrence of a liquidity event in the form of an IPO or sale of Porch. The service-based repurchase right lapses with respect to 50% of the shares subject to the award on the second anniversary of the grant date and in 25% increments on the third and fourth anniversaries of the grant date. The liquidity event condition will be satisfied upon the consummation of the merger.

(5)      As of December 31, 2019, Porch’s equity was not publicly traded and, therefore, there was no ascertainable public market value for the equity on such date. The market value reported in this table is based upon a Section 409A valuation analysis of Porch’s equity as of March 31, 2020.

Additional Narrative Disclosure

Severance Arrangements

As of December 31, 2019, Porch’s named executive officers were not subject to any compensation arrangements providing for severance benefits upon a termination of employment. Under the terms of their respective offers of employment, Messrs. Ehrlichman and Neagle are subject to restrictive covenants relating to non-competition and non-solicitation of employees while employed by Porch and for 24-months following the executive officer’s termination of employment.

Porch and Mr. Neagle entered into a retention agreement in February 2018 (the “Neagle Retention Agreement”), which provides that if Mr. Neagle’s employment with the Company ends for any reason prior to April 21, 2027, the Company must offer to engage Mr. Neagle as an advisor or consultant on terms substantially similar to the Company’s existing board advisory relationships through April 21, 2027 and such engagement may only be terminated for “Cause,” which is generally defined as Mr. Neagle’s (i) willful embezzlement, misappropriation, or fraud which is, in each case, injurious to Porch, (ii) willful misconduct that actually results in material harm or loss to Porch or (iii) conviction of a crime that constitutes a felony, if such felony is related to his advisory role and results in material harm to Porch.

Change in Control Arrangements

Under the terms of the 2012 Plan pursuant to which Porch’s named executive officers received stock options, in the event of a merger or “change in control” (as defined in the 2012 Plan), the administrator of the 2012 Plan may provide that (i) awards will be assumed, (ii) awards will terminate, (iii) awards will vest and become exercisable, realizable or payable, or (iv) participants will receive cash payments or replacement awards in exchange for their outstanding Porch awards. The 2012 Plan also provides that an award will vest in full if such award is not assumed by a successor. As currently contemplated, the merger will not constitute a change of control under the 2012 Plan.

The Neagle Retention Agreement provides that Mr. Neagle will receive a restricted stock award upon a change in control of Porch if he remains employed with, or is still providing services to, Porch through such date. The number of shares subject to the restricted stock award is determined by dividing $400,000 by the change in control price, with such shares fully vested as of the date of the change in control. While the Business Combination will not constitute a change in control under the Neagle Retention Agreement, in lieu of any compensation under the Neagle Retention Agreement, Mr. Neagle will receive a grant of fully vested equity prior to the closing of the Business Combination with a grant date fair value of $400,000 and the Neagle Retention Agreement will be terminated.

Pursuant to action taken by the compensation committee of the Porch board of directors in February 2020, outstanding options held by Mr. Neagle will vest upon the occurrence of a “change in control” of Porch, subject to Mr. Neagle’s continued employment through such date. In addition, in February 2020, the compensation committee of the Porch board of directors granted Mr. Neagle a retention bonus, payable upon a change in control subject to Mr. Neagle’s continued employment through such date. The payout with respect to Mr. Neagle’s retention bonus ranges from approximately $720,000 to approximately $1.8 million depending on the transaction proceeds. While the Business Combination will not constitute a change in control under the February 2020 retention bonus arrangement, in lieu of the retention bonus, Mr. Neagle will receive a bonus payable under the

Management Carve-Out Plan upon the closing of the Business Combination in an amount ranging from $200,000 to $500,000, depending on the transaction proceeds, and the February 2020 bonus arrangement will be terminated. Mr. Ehrlichman will also receive a bonus under the Management Carve-Out Plan in an amount ranging from $500,000 to $1.5 million, depending on the transaction proceeds.

401(k) Plan

Porch maintains a qualified 401(k) savings plan which allows participants to defer from 0% to 100% of cash compensation up to the maximum amount allowed under IRS guidelines. Porch does not provide any matching or company contributions to the plan. Participants are always vested in their contributions to the plan.

Director Compensation

2019 Director Compensation Table

Porch’s historical director compensation program has consisted of cash and equity compensation. With respect to 2019, Mr. Hanauer and Ms. Sharma each earned cash fees of $33,000; Mr. Hanauer received option awards in June 2019 with respect to 20,000 shares of Porch common stock and which vest in quarterly instalments over a one-year period; and Ms. Asha received option awards in September 2019 with respect to 15,000 shares of Porch common stock and which vest in quarterly instalments over a one-year period. Porch also reimburses its directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings.

The following table sets forth information for the year ended December 31, 2019 regarding the compensation awarded to or earned by certain of Porch’s non-employee directors. Mr. Ehrlichman, Porch’s Chief Executive Officer, does not receive any additional compensation for his service as a member of Porch’s board of directors. Please see the 2019 Summary Compensation Table for the compensation paid or awarded to Mr. Ehrlichman for 2019.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Joe Hanauer	33,000	7,596	33,000
Asha Sharma	30,000	5,723	30,000

____________

(1)      Amounts reported in this column reflect the aggregate grant date fair value of stock options awarded in 2019 to Mr. Hanauer and Ms. Sharma, computed in accordance with FASB ASC Topic 718, Compensation — Stock Compensation. Please see note 8 to Porch’s Notes to Consolidated Financial Statements included elsewhere in this proxy statement/consent solicitation statement/prospectus. As of December 31, 2019, Mr. Hanauer and Ms. Sharma held outstanding options to acquire Porch common stock with respect to 114,600 and 586,474 shares, respectively.

PORCH’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which Porch’s management believes is relevant to an assessment and understanding of Porch’s consolidated results of operations and financial condition. This discussion and analysis should be read together with the section of this proxy statement/consent solicitation statement/prospectus entitled “Selected Historical Consolidated Financial Information of Porch” and Porch’s audited and unaudited condensed consolidated financial statements and related notes that are included elsewhere in this proxy statement/consent solicitation statement/prospectus. This discussion and analysis should also be read together with the section of this proxy statement/consent solicitation statement/prospectus entitled “Information About Porch” and the unaudited pro forma condensed combined financial information as of and for the nine months ended September 30, 2020 and for the year ended December 31, 2019 included in the section of this proxy statement/consent solicitation statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.” In addition to historical financial analysis, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions, as described under the heading “Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors — Risks Relating to Porch’s Business and Industry” or elsewhere in this proxy statement/consent solicitation statement/prospectus. Unless the context otherwise requires, references in this “Porch’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of Porch and its consolidated subsidiaries.

Certain figures, such as interest rates and other percentages, included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in Porch’s financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Business Overview

Porch is a vertical software platform for the home, providing software and services to approximately 10,500 home services companies, such as home inspectors, moving companies, utility companies, warranty companies, and others. Porch helps these service providers grow their business and improve their customer experience.

Porch provides software and services to home services companies and, through these relationships, gains unique and early access to homebuyers and homeowners, assists homebuyers and homeowners with critical services such as insurance and moving, and, in turn, Porch’s platform drives demand for other services from such companies as part of our value proposition. Porch has three types of customers: (1) home services companies, such as home inspectors, for whom Porch provides software and services and who provide introductions to homebuyers and homeowners; (2) consumers, such as homebuyers and homeowners, whom Porch assists with the comparison and provision of various critical home services, such as insurance, moving, security, TV/internet, and home repair and improvement; and (3) service providers, such as insurance carriers, moving companies, security companies and TV/internet providers, who pay Porch for new customer sign-ups.

Throughout the last seven (7) years, Porch has established many partnerships across a number of home-related industries. Porch has also proven effective at selectively acquiring companies which can be efficiently integrated into Porch’s platform. In 2017, we significantly expanded our position in the home inspection industry by acquiring ISN™, a developer of ERP and CRM software for home inspectors. In November 2018, we acquired HireAHelper™, a provider of software and demand for moving companies.

We sell our software and services to companies using a variety of sales and marketing tactics. We have teams of inside sales representatives organized by vertical market who engage directly with companies. We have enterprise sales teams which target the large named accounts in each of our vertical markets. These teams are supported by a variety of typical software marketing tactics, including both digital, in-person (such as trade shows and other events) and content marketing.

For consumers, Porch largely relies on our unique and proprietary relationships with the approximately 10,500 companies using Porch’s software to provide the company with end customer access and introductions. Porch then utilizes technology, lifecycle marketing and teams in lower cost locations to operate as a Moving Concierge to assist these consumers with services. Porch has invested in limited direct-to-consumer (“D2C”) marketing capabilities, but expects to become more advanced over time with capabilities such as digital and social retargeting.

Key Performance Measures and Operating Metrics

In the management of our businesses, we identify, measure and evaluate a variety of operating metrics. The key performance measures and operating metrics we use in managing our businesses are set forth below. These key performance measures and operating metrics are not prepared in accordance with GAAP, and may not be comparable to or calculated in the same way as other similarly titled measures and metrics used by other companies. The key performance measures presented have been adjusted for divested Porch businesses in 2017 through 2019.

•        Average Number of Companies in Quarter — Porch provides software and services to home services companies and, through these relationships, gains unique and early access to homebuyers and homeowners, assists homebuyers and homeowners with critical services such as insurance and moving. Porch’s customers include home services companies, such as home inspectors, for whom Porch provides software and services and who provide introductions to homebuyers and homeowners. Porch tracks the average number of home services companies from which it generates revenue each quarter in order to measure our ability to attract, retain and grow our relationships with home services companies. Management defines average companies in a quarter as the number of home services companies across all of Porch’s home services verticals that (i) had revenue contracts with us and (ii) generated revenue each month, averaged across a quarterly period.

•        Average Revenue per Account per Month — Management views Porch’s ability to increase revenue generated from existing customers as a key component of Porch’s growth strategy. Average revenue per account per month in quarter is defined as the average revenue per month generated across all our home services company customer accounts in a quarterly period. Average Revenue per Account per Month in Quarter are derived from all customers and total revenue; not only customers and revenues associated with Porch’s referral network,

The following table summarizes our average companies in quarter and average revenue per account per month for each of the quarterly periods indicated:

	2017 Q1	2017 Q2	2017 Q3	2017 Q4	2018 Q1	2018 Q2	2018 Q3	2018 Q4	2019 Q1	2019 Q2	2019 Q3	2019 Q4	2020 Q1	2020 Q2	2020 Q3
Average Companies in Quarter	5,478	5,445	6,698	8,023	7,995	8,520	9,142	9,627	10,199	10,470	10,699	10,972	10,903	10,523	10,792
Average Revenue per Account per Month in Quarter	$284	$439	$427	$357	$339	$369	$344	$325	$305	$468	$552	$450	$484	$556	$664

Due to COVID-19, some small companies put their business with the Company on hold which is reflected in lower number of total companies in 2020 and higher average revenue per account.

•        Number of Monetized Services in Quarter — Porch connects consumers with home services companies nationwide and offers a full range of products and services where homeowners can, among other things: (i) compare and buy home insurance policies (along with auto, flood and umbrella policies) with competitive rates and coverage; (ii) arrange for a variety of services in connection with their move, from labor to load or unload a truck to full-service, long-distance moving services; (iii) discover and install home automation and security systems; (iv) compare internet and television options for their new home; (v) book small handyman jobs at fixed, upfront prices with guaranteed quality; and (vi) compare bids from home improvement professionals who can complete bigger jobs. Porch tracks the number of monetized services performed through its platform each quarter and the revenue generated per service performed in order to measure to measure market penetration with homebuyers and homeowners and Porch’s ability to deliver high-revenue services within those groups. Monetized services per quarter is defined as the total number of unique services from which we generated revenue, including, but not limited to, new insurance customers, completed moving jobs, security installations, TV/internet installations or other home projects, measured over a quarterly period.

•        Average Revenue per Monetized Service — Management believes that shifting the mix of services delivered to homebuyers and home owners toward higher revenue services is a key component of Porch’s growth strategy. Average revenue per monetized services in quarter is the average revenue generated per monetized service performed in a quarterly period. When calculating Average Revenue per Monetized Service in quarter, average revenue is defined as total quarterly service transaction revenues generated from monetized services divided by three months.

The following table summarizes our monetized services and average revenue per monetized service for each of the quarterly periods indicated:

	2017 Q1	2017 Q2	2017 Q3	2017 Q4	2018 Q1	2018 Q2	2018 Q3	2018 Q4	2019 Q1	2019 Q2	2019 Q3	2019 Q4	2020 Q1	2020 Q2	2020 Q3
Monetized Services in Quarter	122,265	168,663	184,437	152,140	159,824	193,114	188,502	184,645	185,378	205,887	211,190	172,862	152,165	181,520	198,165
Revenue per Monetized Service in Quarter	$34	$40	$42	$47	$42	$41	$42	$44	$43	$63	$76	$78	$93	$86	$97

In 2020, the Company shifted insurance monetization from getting paid per quote to earning multiyear insurance commissions.

In March 2020, COVID-19 impacted the service volumes during the period from March until June. The impact on service volumes, largely recovered by June 30, 2020 and remains above prior year volumes as of September 30, 2020.

Merger and Public Company Costs

On July 30, 2020, Porch entered into the merger agreement with PTAC. Pursuant to the merger agreement, and assuming a favorable vote of the PTAC stockholders and Porch Pre-Closing Holders and satisfaction or waiver of all other closing conditions, Merger Sub will merge with and into Porch, with Porch surviving the merger as a wholly owned subsidiary of PTAC. Porch will be deemed the accounting predecessor and New Porch will be the successor SEC registrant, which means that Porch’s financial statements for previous periods will be disclosed in New Porch’s future periodic reports filed with the SEC.

While the legal acquirer in the merger agreement is PTAC, for financial accounting and reporting purposes under generally accepted accounting principles in the United States (“GAAP”), Porch will be the accounting acquirer and the merger will be accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of Porch in many respects. Under this method of accounting, PTAC will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Porch will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Porch (i.e., a capital transaction involving the issuance of stock by PTAC for the stock of Porch). Accordingly, the consolidated assets, liabilities and results of operations of Porch will become the historical financial statements of New Porch, and PTAC’s assets, liabilities and results of operations will be consolidated with Porch beginning on the acquisition date. Operations prior to the closing of the merger will be presented as those of Porch in future reports. The net assets of PTAC will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded. The most significant change in New Porch’s future reported financial position and results are expected to be an estimated increase in cash (as compared to Porch’s consolidated balance sheet at September 30, 2020) of between approximately $80 million, assuming maximum stockholder redemptions permitted under the Merger Agreement, and $191 million, assuming no stockholder redemptions.

As a consequence of the merger, Porch will become the successor to an SEC-registered and NASDAQ-listed company which will require Porch to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Porch expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Recent Developments

COVID-19 Impact

The COVID-19 pandemic has adversely affected Porch’s business operations, which impacted revenue primarily in the first half of 2020. In response to the COVID-19 outbreak and government-imposed measures to control its spread, Porch’s ability to conduct ordinary course business activities has been and may continue to be impaired for an indefinite period of time. The extent of the impact of the COVID-19 pandemic on Porch’s operational and financial performance will depend on various future developments, including the duration and spread of the outbreak and impact on its customers, suppliers, and employees, all of which is uncertain at this time. Porch expects the COVID-19 pandemic to adversely impact revenue and results of operations, but Porch is unable to predict at this time the size and duration of this adverse impact. At the same time, Porch is observing a recovery in home sales, and with them, home inspections and related monetized services. For more information on Porch’s operations and risks related to health epidemics, including the coronavirus, please see the section of this proxy statement/consent solicitation statement/prospectus entitled “Risk Factors — Risks Relating to Porch’s Business and Industry.”

Liquidity and Plan for PTAC Merger

The Company has incurred losses since its inception, has a working capital deficit of $59.4 million and $47.3 million at September 30, 2020 and December 31, 2019, respectively, and has an accumulated deficit at September 30, 2020 and December 31, 2019 totaling $297.0 million and $263.5 million, respectively. The Company’s plan is to seek additional funding through the completion of the merger with PTAC pursuant to the terms of the merger agreement.

Comparability of Financial Information

Porch’s future results of operations and financial position may not be comparable to historical results as a result of the merger.

Key Factors Affecting Operating Results

The Company has been implementing its strategy as a vertical software platform for the home, providing software and services to approximately 10,500 home services companies, such as home inspectors, moving companies, utility companies, warranty companies and others. The following are key factors affecting our operating results in 2018 and 2019 and the nine months ended September 30, 2020:

•        Continued investment in growing and expanding our position in the home inspection industry as a result of the 2017 acquisition of ISN™, a developer of ERP and CRM software for home inspectors.

•        Continued investment in growing and expanding our position in providing moving services to consumers as a result of the 2018 acquisition of HireAHelper™, a provider of software and demand for moving companies.

•        Divesting two businesses, Bolster.us, Inc. (“Bolster”) and American Defense Systems (“ADS”), in 2019 that were not core to our strategy as a vertical software platform for the home. We recorded a loss upon divestiture of $4.5 million related to ADS and $0.5 million related to Bolster.

•        Divesting the Serviz business in the second quarter of 2020. We recorded a gain upon divestiture of $1.4 million.

•        Intentionally building operating leverage in the business by growing operating expenses at a slower rate than the growth in revenue. We are specifically increasing economies of scale related to our variable selling costs, Moving Concierge call center operations and product and technology costs.

•        Complex debt and equity financings provided gross sources of cash of $65.9 million, $34.6 million and $46.4 million in the nine months ended September 30, 2020, the years ended December 31, 2019 and 2018, respectively. These financings included complex financial instruments, including convertible debt and equity, with both common stock and preferred stock warrants. The reported results include fair value gains and losses from the remeasurement of debt and warrants.

•        A significant secondary stock transaction between the Company’s CEO and a significant Porch stockholder at the time resulted in the recognition of a one-time stock-based compensation charge of $33.2 million in 2019.

•        In July 2020, the Company invested $2 million in cash and $1.8 million in common stock to acquire a moving services company, in a transaction accounted for as a business combination.

Basis of Presentation

The consolidated financial statements and accompanying notes of Porch included elsewhere in this proxy statement/consent solicitation statement/prospectus include the accounts of the Company and its consolidated subsidiaries and were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All significant intercompany accounts and transactions are eliminated in consolidation.

The Company operates in a single segment. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Company has determined that its Chief Executive Officer is the CODM. To date, the Company’s CODM has made such decisions and assessed performance at the Company level.

Components of Results of Operations

Total Revenue

The Company primarily generates revenue from (1) fees received for connecting homeowners to customers in the Company’s referral network, which consist of individual contractors, small businesses and large enterprises (“Referral Network Revenue”); (2) fees received for providing home project and moving services directly to homeowners (“Managed Services Revenue”); and (3) fees received for providing subscription access to the Company’s inspection software platform (“Software Subscription Revenue”). Revenue is recognized when control of the promised services or goods is transferred to our customers and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services or goods.

In the Referral Network Revenue stream, the Company connects third party service providers (“Service Providers”) with homeowners that meet pre-defined criteria and may be looking for relevant services. Service Providers include a variety of service providers throughout a homeowner’s lifecycle, including plumbers, electricians and roofers, as well as movers, TV/Internet, warranty, insurance carriers, and security monitoring providers. The Company also sells home and auto insurance policies for insurance carriers.

Managed Services Revenue includes fees earned from homeowners for providing a variety of services directly to the homeowner, including handyman, plumbing, electrical, appliance repair and moving services. The Company generally invoices for managed services projects on a fixed fee or time and materials basis. The transaction price represents the contractually agreed upon price with the end customer for providing the respective service. Revenue is recognized as services are performed based on an output measure or progress, which is generally over a short duration (e.g., same day). Fees earned for providing managed services projects are non-refundable and there is generally no right of return.

In the Software Subscription Revenue stream, the Company’s subscription arrangements, which primarily relates to subscriptions to the Company’s home inspector software, do not provide the customer with the right to take possession of the software supporting the cloud-based application services. The Company’s standard subscription contracts are monthly contracts in which pricing is based on a specified price per inspection completed through the software. Fees earned for providing access to the subscription software are non-refundable and there is no right of return. Revenue is recognized based on the amount which the Company is entitled to for providing access to the subscription software during the monthly contract term.

Total Costs and Expenses

Operating expenses

Operating expenses are categorized into five categories:

•        Cost of revenue;

•        Selling and marketing;

•        Product and technology;

•        General and administrative; and

•        Gains and losses on divestiture of businesses.

The categories of operating expenses, except gains and losses on divestiture of businesses, include both, cash expenses and non-cash cash charges, such as stock-based compensation, depreciation and amortization. Depreciation and amortization are recorded in all operating expense categories, and consist of depreciation from property, equipment and software and intangible assets.

Cost of revenue primarily consist of professional fees and materials under the Managed Services model and credit card processing fees, including merchant fees.

Selling and marketing expenses primarily consist of third-party data leads, affiliate and partner leads, paid search and search engine optimization (“SEO”) costs, payroll, employee benefits and stock-compensation expense and other headcount related costs associated with sales efforts directed toward companies and consumers.

Product and technology development costs primarily consist of payroll, employee benefits, stock-compensation expense, other headcount related costs associated with product development, net of costs capitalized as internally developed software, cloud computing, hosting and other technology costs, software subscriptions, professional services and amortization of internally-development software.

General and administrative expenses primarily consist of expenses associated with functional departments for finance, legal, human resources and executive management expenses. The primary categories of expenses include payroll, employee benefits, stock-compensation expense and other headcount related costs, rent for office space, legal and professional fees, taxes, licenses and regulatory fees, and other administrative costs.

Loss on divestiture of businesses primarily consist of losses on the sale of the Bolster and ADS businesses in 2019. Gain on divestiture of businesses consists of gain on the sale of Serviz during the nine months ended September 30, 2020.

Critical Accounting Policies and Estimates6

The preparation of Porch’s consolidated financial statements in conformity with GAAP requires Porch’s management to make estimates and assumptions that affect the amounts reported and disclosed in the Porch consolidated financial statements and accompanying notes. These estimates and assumptions include, but are not limited to: estimated variable consideration for services transferred, depreciable lives for property and equipment, acquired intangible assets, goodwill, the valuation allowance on deferred tax assets, assumptions used in stock-based compensation, and estimates of fair value of debt and warrants, contingent consideration, and common stock. Actual results could differ materially from those estimates and assumptions, and those differences could be material to the Porch’s consolidated financial statements.

At least quarterly, we evaluate our estimates and assumptions and make changes accordingly. For information on our significant accounting policies, see Note 1 to the accompanying Porch audited consolidated financial statements and Note 1 to our accompanying unaudited condensed consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus.

Certain accounting policies have a more significant impact on our financial statements due to the size of the financial statement elements and prevalence of their application. The following is a summary of some of the more critical accounting policies and estimates.

Revenue Recognition

Effective January 1, 2019, the Company’s revenue recognition policy is a critical policy due to the adoption of the guidance from ASC 606, Revenue from Contracts with Customers, and because of the variety of revenue generating transactions.

The Company determines revenue recognition through the following five-step framework:

•        identification of the contract, or contracts, with a customer;

•        identification of the performance obligations in the contract;

•        determination of the transaction price;

•        allocation of the transaction price to the performance obligations in the contract; and

•        recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company identifies performance obligations in its contracts with customers, which primarily include delivery of homeowner leads or the sale of insurance policies (Referral Network Revenue), performance of home project and moving services (Managed Services Revenue), and providing access to the Company’s software platforms (Software Subscription Revenue). The transaction price is determined based on the amount which the Company expects to be entitled to in exchange for providing the promised services to the customer. The transaction price in the contract is allocated to each distinct performance obligation on a relative standalone selling price basis. Revenue is recognized when performance obligations are satisfied. In certain transactions the transaction price is considered variable and an estimate of the constrained transaction price is recorded by the Company. Changes in variable consideration may result in an increase or a decrease to revenue. Changes to the estimated variable consideration were not material for the periods presented.

Contract payment terms vary from due upon receipt to net 30 days. Collectability is assessed based on a number of factors including collection history and creditworthiness of the customer. If collectability of substantially all consideration to which the Company is entitled under the contract is determined to be not probable, revenue is not recorded until collectability becomes probable at a later date.

Stock-Based Compensation

Accounting for stock-based compensation is a critical accounting policy due to the broad-based equity awards provided to employees at all levels within the Company and the use of equity awards as part of the strategy to retain employees as a result of mergers and acquisitions. The Company issues stock-based compensation to employees and nonemployees in the form of stock options and restricted stock awards. The fair value of stock options is based on the date of the grant using the Black-Scholes option pricing model. The awards are accounted for by recognizing the fair value of the related award over the requisite service period, which is generally the vesting period. Forfeitures are accounted for when they occur.

There are a variety of estimates in the Black-Scholes opinion pricing model, including the determination of the fair value of the Company’s common stock, expected volatility, term, dividends and risk-free rate. We engage a third-party valuation consultant to make periodic valuations of our class of common and preferred stock. The fair value of restricted stock awards is based on the value of the underlying stock, which is estimated periodically with assistance from a third-party valuation specialist using both market and income approaches.

Business Combinations

The Company has engaged in mergers and acquisitions and intends to continue to make acquisitions a significant part of our growth strategy. The Company made acquisitions with cash and non-cash consideration totaling $20.3 million in 2017, $16.5 million in 2018 and $0.4 million in 2019. In 2020, the Company made acquisitions with cash and non-cash consideration totaling $3.4 million. The Company accounts for business acquisitions using the acquisition method of accounting and records any identifiable intangible assets separate from goodwill. Intangible assets are recorded at their fair value based on estimates as of the date of acquisition. Goodwill is recorded as the residual amount of the purchase price consideration less the fair value assigned to the individual identifiable assets acquired and liabilities assumed as of the date of acquisition. The accounting estimates associated with acquisitions are complex due to judgements and assumptions involved in determining (1) the total consideration paid because we have used cash, stock and earnouts and (2) the value of assets acquired and liabilities assumed. The Company allocates the purchase price of the acquisition to the assets acquired and liabilities assumed based on estimates of the fair value at the dates of the acquisitions. Contingent consideration, which represents an obligation of the Company to make additional payments or equity interests to the former owner as part of the purchase price if specified future events occur or conditions are met, is accounted for at the acquisition date fair value either as a liability or as equity depending on the terms of the acquisition agreement.

Results of Operations

Comparison of Fiscal Year Ended December 31, 2019 to Fiscal Year Ended December 31, 2018

The net loss in 2019 of $103.3 million compared with the net loss in 2018 of $49.9 million was significantly impacted by a large, one-time stock-based compensation charge of $33.2 million related to the Company’s CEO 2019 secondary stock sale transaction described below in the section on general and administrative expenses, losses on the remeasurement or extinguishment of debt and warrants that totaled $8.7 million, and a $5.0 million loss on divestiture of businesses.

The following table sets forth our historical operating results for the periods indicated:

	Year ended December 31,		$ Change	% Change
	2019	2018
	(dollar amounts in thousands, except share and per share data)
Revenue	$77,595	$54,137	$23,458	43%
Operating expenses:
Cost of revenue	21,500	15,337	6,163	40%
Selling and marketing	56,220	41,361	14,859	36%
Product and technology	30,992	24,173	6,819	28%
General and administrative	52,011	22,523	29,488	131%
Loss on divestiture of business	4,994	—	4,994	NM
Total operating expenses	165,717	103,394	62,323	60%
Operating loss	(88,122)	(49,257)	(38,865)	79%
Other income (expense):
Interest expense	(7,134)	(3,706)	(3,428)	92%
Other income (expense), net	(7,967)	2,488	(10,455)	NM
Total other income (expense)	(15,101)	(1,218)	(13,883)	1140%
Loss before income taxes	(103,223)	(50,475)	(52,748)	105%
Income tax expense (benefit)	96	(558)	654	NM
Net loss	$(103,319)	$(49,917)	$(53,402)	107%

Net loss attributable per share to common stockholders:
Basic	$(4.75)	$(2.59)	$(2.16)	83%
Diluted	$(4.75)	$(2.59)	$(2.16)	83%
Weighted-average shares used in computing net loss attributable per share to common stockholders:
Basic	21,740,746	19,279,080	2,461,666	13%
Diluted	21,740,746	19,279,080	2,461,666	13%

____________

NM — percentage calculated is not meaningful.

Revenue

Total revenue increased by $23.5 million, or 43%, from $54.1 million in the year ended December 31, 2018 to $77.6 million in the year ended December 31, 2019. Revenue contributed by divested Porch businesses was $22.2 million and $17.7 million in 2019 and 2018, respectively. The increase in revenue in 2019 was primarily driven by the growth in our moving services and utility connection businesses, which contributed $15.3 million of the revenue increase in 2019, largely as a result of acquisitions completed in late 2018 and 2019. As Porch has grown the number of companies that use our software and services, we have been able to grow our B2B2C (“Business to Business to Consumer”) and move related services revenues. This includes revenues related to moving, insurance, TV/Internet connections, and security.

Cost of Revenue

Cost of revenue increased by $6.2 million, or 40%, from $15.3 million in the year ended December 31, 2018 to $21.5 million in the year ended December 31, 2019. The increase in the cost of revenue was mostly attributable to a $7.8 million increase in costs associated with growing our Managed Services Revenue business and acquisitions completed in late 2018 and 2019, which was offset in part by a $2.0 million decrease in costs in our landscaping and security services, as a result of our reduced focus and divestitures in D2C marketplace strategies.

Selling and marketing

Selling and marketing expenses increased by $14.9 million, or 36%, from $41.4 million in the year ended December 31, 2018 to $56.2 million in the year ended December 31, 2019. The $14.9 million increase was driven by the growth in revenue. As a percentage of revenue, selling and marking expenses represented 73% of revenue in 2019 compared with 76% in 2018. The increase in selling and marketing expenses was primarily attributable to added costs to sell software and services to more companies across a variety of verticals, including our moving and TV/Internet utilities services, access to more consumer demand sources, increasing the size of our Moving Concierge team and other selling costs in order to service more consumers and retain companies more effectively.

Product and technology

Product and technology expenses increased by $6.8 million, or 28%, from $24.2 million in the year ended December 31, 2018 to $31.0 million in the year ended December 31, 2019. The $6.8 million increase is driven by with the growth in revenue. As a percentage of revenue, product and technology expenses, represented 40% of revenue in 2019 compared with 45% in 2018 due to the economies of scale. The increase was largely due to the growth in our moving and TV/Internet utilities services and primarily represented payments for software, cloud computing and telecommunications costs.

General and administrative

General and administrative expenses increased by $29.5 million, or 131% from $22.5 million in the year ended December 31, 2018 to $52.0 million in the year ended December 31, 2019, primarily due to a one-time stock-based compensation charge of $33.2 million as indicated in the table below. Excluding the impact of the one-time stock-based compensation charge, general and administrative expenses decreased approximately $3.7 million primarily attributable to lower acquisition related cash compensation in 2019.

Stock-based compensation consists of expense related to (1) equity awards in the normal course of business operations and (2) in 2019, a secondary market transaction as described below (dollar amounts in thousands):

	Year Ended December 31, 2019	Year Ended December 31, 2018
Secondary market transaction	$33,232	$—
Employee awards	2,740	2,537
Total stock-compensation expenses	$35,972	$2,537

In May 2019, the Company’s CEO purchased a total of 16,091,277 shares of redeemable convertible preferred stock from a significant Porch stockholder at the time for an aggregate purchase price of approximately $4.0 million ($0.25 per share). The Company determined that the purchase price was below fair value of such shares and as result recorded compensation expense of approximately $33.2 million in general and administrative expense for the difference between the purchase price and fair value. This secondary stock transaction was a transaction negotiated by such significant Porch stockholder and the CEO, whereby the CEO transferred funds for the purchase to the selling shareholder and did not involve a grant of new shares by the Company to the CEO. Due to the unique circumstances, this stock-based compensation charge in 2019 attributable to the CEO purchasing stock from a shareholder is not expected to reoccur in future years.

Loss on divestiture of businesses

In 2019, the Company divested its Bolster and ADS businesses and recorded a $5.0 million loss on divestiture. Both businesses were tied to the Company’s early D2C marketplace strategy.

Interest expense, net

Interest expense increased by $3.4 million, or 92%, from $3.7 million in the year ended December 31, 2018 to $7.1 million in the year ended December 31, 2019. The increase was primarily due to higher average interest-bearing debt outstanding throughout 2019 compared to 2018. The Company had $15.5 million of interest-bearing debt at January 1, 2018, $58.5 million at December 31, 2018, and $61.1 million as of December 31, 2019.

Other income (expense), net

Other income (expense) was a $2.5 million of income, net in the year ended December 31, 2018 compared to $8.0 million of expense, net in the year ended December 31, 2019. In 2018, there was a $2.7 million gain on settlement of accounts receivable. In 2019, there were losses on the remeasurement and extinguishment of debt and warrants that totaled $8.7 million, offset by a $0.7 million gain on settlement of accounts payable.

Income tax expense (benefit)

Income tax expense increased by $0.7 million, from $0.6 million income tax benefit in the year ended December 31, 2018 to $0.1 million income tax expense in the year ended December 31, 2019. The increase was primarily due to release of the Company’s valuation allowance in 2018 in conjunction with the purchase accounting for a 2018 business combination.

Comparison of Nine-months ended September 30, 2020 to Nine-months ended September 30, 2019

The following table sets forth our historical operating results for the periods indicated:

	Nine-months Ended September 30,		$ Change	% Change
	2020	2019
	(dollar amounts in thousands, except share and per share data)
Revenue	$53,703	$59,253	$(5,550)	-9%
Operating expenses:
Cost of revenue	13,252	16,720	(3,468)	-21%
Selling and marketing	30,443	42,653	(12,210)	-29%
Product and technology	18,124	22,676	(4,552)	-20%
General and administrative	15,539	47,716	(32,177)	-67%
Loss (gain) on divestiture of business	(1,442)	4,508	(5,950)	-132%
Total operating expenses	75,916	134,273	(58,357)	-43%
Operating loss	(22,213)	(75,020)	52,807	70%
Other expense:
Interest expense	(10,329)	(4,801)	(5,528)	115%
Other expense, net	(973)	(2,964)	1,991	-67%
Total other expense, net	(11,302)	(7,765)	(3,537)	46%
Loss before income taxes	(33,515)	(82,785)	49,270	-60%
Income tax expense	33	54	(21)	-39%
Net loss	$(33,548)	$(82,839)	$49,291	-60%
Net loss attributable per share to common stockholders:
Basic	$(1.44)	$(3.84)	$2.40	-62%
Diluted	$(1.44)	$(3.84)	$2.40	-62%
Weighted-average shares used in computing net loss attributable per share to common stockholders:
Basic	23,228,545	21,557,292	1,671,253	8%
Diluted	23,228,545	21,557,292	1,671,253	8%

The net loss of $33.5 million in the nine-months ended September 30, 2020 compared with the net loss of $82.8 million in the nine-months ended September 30, 2019, decreased by $49.3 million. The prior year period was significantly impacted by a large, one-time stock-based compensation charge of $33.2 million related to the Company’s CEO 2019 secondary stock sale transaction described above and a large loss on divestiture of businesses of $4.5 million. The balance of the decrease was primarily related to $12.2 million reduction in selling and marketing, $4.6 million reduction in product and technology costs and $3.5 million reduction in cost of revenue due to (1) the impact of COVID-19 reduced business volumes (2) Company actions to reduce payroll and other related costs to conserve cash in response to the impact of COVID-19 and (3) cost savings resulting from divestitures.

In March 2020, in response to the adverse impact of COVID-19 on the Company’s operations and financial performance, the Company carried out a variety of measures to reduce cash operating expenses, including the implementation of a partial employee furlough and payroll reduction in exchange for RSUs. During the nine months ended September 30, 2020, the Company reduced cash payroll costs by $3,979 in exchange for a commitment by the Company to provide up to 5,015,417 RSUs subject to (a) a performance (liquidity) vesting condition and (b) ongoing employment until March 31, 2021 in order to be fully vested. As the performance vesting conditions were not considered probable of being met during the periods reported and through the date these unaudited condensed financial statements were available to be issued, no compensation expense related to these awards has been recorded to date.

Revenue

Total revenue decreased by $5.6 million, or 9%, from $59.3 million in the nine-months ended September 30, 2019 to $53.7 million in the nine-months ended September 30, 2020. Revenue contributed by divested Porch business was $4.3 million and $18.3 million in the nine-months ended September 30, 2020 and 2019, respectively. The decrease in revenue was offset in part by the growth in our moving services, utility connection and insurance businesses.

Cost of Revenue

Cost of revenue decreased by $3.5 million, or 21%, from $16.7 million in the nine-months ended September 30, 2019 to $13.3 million in the nine-months ended September 30, 2020. The decrease in the cost of revenue was mostly attributable to the impact of COVID-19 reduced business volumes.

Selling and marketing

Selling and marketing expenses decreased by $12.2 million, or 29%, from $42.7 million in the nine-months ended September 30, 2019 to $30.4 million in the nine-months ended September 30, 2020. The $12.2 million decrease is generally consistent with the decrease in revenue due to the impacts of COVID-19, cost savings resulting from divestitures and cost control activities. As a percentage of revenue, selling and marking expenses represented 57% of revenue in 2020 compared with 72% in 2019 primarily due to the cost control activities.

Product and technology

Product and technology expenses decreased by $4.6 million, or 20%, from $22.7 million in the nine-months ended September 30, 2019 to $18.1 million in the nine-months ended September 30, 2020. The $4.6 million decrease is driven by the decrease in revenue due to the impacts of COVID-19 and cost control activities. As a percentage of revenue, product and technology expenses, represented 34% of revenue in 2020 compared with 38% in 2019.

General and administrative

General and administrative expenses decreased by $32.2 million, or 67% from $47.7 million in the nine-months ended September 30, 2019 to $15.5 million in the nine-months ended September 30, 2020, primarily due to a one-time stock-based compensation charge of $33.2 million in the prior year period as indicated in the table below. In the nine months ended September 30, 2020 the Company incurred approximately $2.4 million of additional legal fees as compared to the same period in 2019 primarily attributable to the TCPA litigation described in Note 10 to the unaudited condensed consolidated financial statements. In addition, the Company recorded a $1.5 million gain on remeasurement of contingent consideration in the nine-months ended September 30, 2020. These costs were offset by cost control activities.

Stock-based compensation consists of expense related to (1) equity awards in the normal course of business operations and (2) in 2019, a secondary market transaction as previously described above in the section on 2019 versus 2018 (dollar amounts in thousands).

	Nine months ended September 30,
	2020	2019
Secondary market transaction	$—	$33,232
Employee awards	1,541	2,262
Total stock-based compensation expenses	$1,541	$35,493

Loss (gain) on divestiture of businesses

In May 2020, the Company divested its Serviz business, a business that was tied to the Company’s early D2C marketplace strategy, and recorded a gain of $1.4 million. In May 2019, the Company divested its ADS business, a business that was also tied to the Company’s early D2C marketplace strategy, and recorded a $4.5 million loss on divestiture.

Interest expense, net

Interest expense increased by $5.5 million, or 115%, from $4.8 million in the nine-months ended September 30, 2019 to $10.3 million in the nine-months ended September 30, 2020. The increase was primarily due to increased interest rates paid during the nine-months ended September 30, 2020 compared with the nine-months ended September 30, 2019, and increased borrowing during the nine-months ended September 30, 2020. The total level of interest-bearing debt was $58.5 million at January 1, 2019 and $61.1 million at January 1, 2020. During the nine-months ended September 30, 2020, several of the Company’s loans were in technical default and interest expense was computed at higher default interest rate levels. Our outstanding debt increased by $8.1 million in April 2020 as a result of the U.S. Small Business Administration loan under the Paycheck Protection Program (“PPP” loan”). In July 2020, the senior secured loan was refinanced and increased from $37.6 million to $47.0 million, and in August 2020, a convertible loan agreement with Cantor Fitzgerald Securities provided $5.0 million in loan proceeds.

Other expense, net

Other expense, net decreased by $2.0 million, or 67% from $3.0 million in the nine-months ended September 30, 2019 to $1 million in the nine-months ended September 30, 2020. The decrease was primarily due to lower loss on remeasurement of debt in the nine-months ended September 30, 2020.

Income tax expense (benefit)

Income tax expense was not material in either the nine-months ended September 30, 2019 or the nine-months ended September 30, 2020. The Company was in a net operating loss position and has a 100% valuation allowance on deferred tax assets in both periods.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe that Adjusted EBITDA, as defined below, a non-GAAP measure is useful in evaluating our operational performance distinct and apart from financing costs, certain non-cash expenses and non-operational expenses. We use this non-GAAP financial information to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes and for setting management bonus programs. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors in assessing our operating performance and comparing our performance with competitors and other comparable companies. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure, which is net loss, and a description of the reconciling items and adjustments to derive the non-GAAP measure.

Adjusted EBITDA is defined as net loss adjusted for interest expense; income taxes; total other expenses, net; asset impairment charges; stock-based compensation expense; acquisition-related impacts, including compensation to the sellers that requires future service, amortization of intangible assets, gains (losses) recognized on changes in the value of contingent consideration arrangements, if any, gain or loss on divestures and certain transaction costs.

Adjusted EBITDA is intended as a supplemental measure of our performance that is neither required by, nor presented in accordance with, GAAP. We believe that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating Adjusted EBITDA, we may incur future expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net loss to Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table reconciles net loss to Adjusted EBITDA for the years ended December 31, 2019, and 2018, respectively (dollar amounts in thousands):

	2019	2018
Net loss	$(103,319)	$(49,917)
Interest expense	7,134	3,706
Income tax expense	96	(558)
Depreciation and amortization	7,377	5,461
Other income (loss), net	7,966	(2,488)
Non-cash long-lived asset impairment charge	1,534	188
Non-cash stock-based compensation	34,855	4,553
Revaluation of contingent consideration	(300)	—
Acquisition and related expense, net(1)	7,821	6,383
Adjusted EBITDA (loss)	$(36,836)	$(32,672)

____________

(1)      Acquisition and related expense, net includes:

Acquisition compensation – cash	1,305	5,399
Acquisition compensation – stock	1,117	616
Bank fees	15	30
Bonus expense	89	121
Gain on divestiture	4,994	—
Professional fees – accounting	67	15
Professional fees – legal	234	202
	$7,821	$6,383

Adjusted EBITDA loss for the year ended December 31, 2019 was $36.8 million, a $4.1 million, or 13%, increase from the Adjusted EBITDA loss of $32.7 million in the year ended December 31, 2018. The Adjusted EBITDA loss increased despite an increase of $23.5 million in revenue due to offsetting increases in operating expenses for selling and marketing and product and technology as the Company invested heavily for future growth.

The following table reconciles net loss to Adjusted EBITDA for the nine-months ended September 30, 2020 and the nine-months ended September 30, 2019, respectively (dollar amounts in thousands):

	September 30, 2020	September 30, 2019
Net loss	$(33,548)	$(82,839)
Interest expense	10,329	4,801
Income tax expense	33	54
Depreciation and amortization	5,021	5,385
Other expense, net	973	2,964
Non-cash long-lived asset impairment charge	540	506
Non-cash stock-based compensation	1,239	34,495
Revaluation of contingent consideration	1,500	—
Acquisition and related (income) expense(1)	(386)	7,124
Adjusted EBITDA (loss)	(14,299)	(27,510)

____________

(1)      Acquisition and related (income) expense includes:

Acquisition compensation – cash	14	1,287
Acquisition compensation – stock	302	997
Bank fees	—	15
Bonus expense	67	67
Loss (gain) on divestiture	(1,442)	4,508
Professional fees – accounting	203	57
Professional fees – legal	406	193
SPAC – transaction related expenses	25	—
Transaction expenses	39	—
	$(386)	$7,124

Adjusted EBITDA loss for the nine-months ended September 30, 2020 was $14.3 million, a $13.2 million, or 48%, decrease from Adjusted EBITDA loss of $27.5 million in the nine-months ended September 30, 2019. The current period was impacted by the impacts of COVID-19 and cost control activities.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily from the sales of redeemable convertible preferred stock and convertible promissory notes, and proceeds from senior secured loans. As of December 31, 2019, the Company had cash and cash equivalents of $4.2 million and $3.0 million of restricted cash representing the minimum cash balance required by our senior secured lenders. As of September 30, 2020, the Company had cash and cash equivalents of $0.1 million and $8.0 million of restricted cash representing a $3.0 million minimum cash balance required by our senior secured lenders and $5.0 million of loan proceeds held in a restricted cash account which was released in October 2020. As of November 16, 2020, the Company had cash and cash equivalents of $2.3 million and restricted cash of $3.0 million.

The Company has incurred losses since its inception, has a working capital deficit of $59.4 million and $47.3 million at September 30, 2020 and December 31, 2019, respectively, and has an accumulated deficit at September 30, 2020 and December 31, 2019 totaling $297.0 million and $263.5 million, respectively. As of September 30, 2020, and December 31, 2019 the Company had $79.2 million and $65.7 million aggregate principal amount outstanding on term loans and promissory notes, respectively. Subsequent to December 31, 2019, the Company refinanced the existing $40.0 million term loans and received additional loan proceeds of $7.0 million from new senior secured term loans and $8.1 million from the U.S. government pursuant to the Paycheck Protection Program under the CARES Act. In August and October 2020, the Company received a total of $10.0 million in loan proceeds from a convertible loan agreement with Cantor Fitzgerald Securities. The Company has used debt proceeds principally to fund general operations and acquisitions.10 In July 2020, the Company invested $2.0 million to acquire a moving services company, in a transaction accounted for as a business combination.

The Company’s plan is to seek additional funding through the completion of the merger with PTAC, pursuant to the terms of the merger agreement. At this time, the Company is focused on completing the merger with PTAC, which is subject to approval of the shareholders of both companies, regulatory approval from the Securities and Exchange Commission and other customary closing conditions, and is limited in its efforts to raise additional capital from secondary sources. If the Company is unable to complete the merger with PTAC, the Company would have to pursue an alternative course of action to seek additional capital through other debt and equity financings.

If the Company is unable to raise sufficient additional capital, through future debt or equity financings or through strategic and collaborative ventures with third parties, the Company will not have sufficient cash flows and liquidity to fund its planned business for the next 12 months. There can be no assurances that the Company will be able complete the PTAC merger or that in the event that the PTAC merger does not take place, that the Company will be able to secure alternate forms of financing at terms that are acceptable to management if at all. In that event, the Company might be forced to limit many of its business plans and consider other means of creating value for its stockholders. Based on the factors described above, and after considering management’s plans, there is substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements were available to be issued. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The following table provides a summary of cash flow data for the year ended December 31, 2019 and the year ended December 31, 2018:

	Year ended December 31,		$ Change	% Change
	2019	2018
	(dollar amounts in thousands)
Net cash used in operating activities	$(29,335)	$(30,520)	$1,185	-3.9%
Net cash used in investing activities	(5,208)	(7,549)	2,341	-31.0%
Net cash provided by financing activities	34,486	35,749	(1,263)	-3.5%
Change in cash, cash equivalents and restricted cash	$(57)	$(2,320)	$2,263	-97.5%

2019

Net cash used in operating activities was $29.3 million for the year ended December 31, 2019. Net cash used in operating activities consists of net loss of $103.3 million, adjusted for non-cash items and the effect of changes in working capital. Non-cash adjustments include stock-based compensation expense of $36.0 million, depreciation and amortization of $7.4 million, fair value adjustments to debt, contingent consideration and warrants of $8.7 million, non-cash accrued and payment-in-kind interest of $2.4 million and loss from the sale of assets or divestiture of businesses of $5.0 million. Net changes in working capital provided cash of $13.2 million, primarily due to increases in current liabilities.

Net cash used in investing activities was $5.2 million for the year ended December 31, 2019. Net cash used in investing activities is primarily related to investments to develop internal use software of $4.1 million, divestitures of $0.8 million and purchases of property and equipment of $0.5 million.

Net cash provided by financing activities was $34.5 million for the year ended December 31, 2019. Net cash provided by financing activities is primarily related to debt financing of $31.1 million, net of loan repayments of $0.2 million, and redeemable convertible preferred stock financing of $3.3 million.

2018

Net cash used in operating activities was $30.5 million for the year ended December 31, 2018. Net cash used in operating activities consists of net loss of $49.9 million adjusted for non-cash items and the effect of changes in working capital. Non-cash adjustments include stock-based compensation expense of $2.5 million, depreciation and amortization of $5.5 million, fair value adjustments to debt and warrants $2.9 million, non-cash accrued and payment-in-kind interest of $0.7 million and change in deferred taxes of $0.5 million.

Net cash used in investing activities was $7.5 million for the year ended December 31, 2018. Net cash used in investing activities is primarily related to investments to develop internal use software of $4.1 million, acquisitions of $2.7 million, and purchases of property and equipment of $0.8 million.

Net cash provided by financing activities was $35.7 million for the year ended December 31, 2018. Net cash provided by financing activities is primarily related to debt financing of $42.9 million, redeemable convertible preferred stock financing of $3.5 million, offset by loan repayments of $10.4 million.

The following table provides a summary of cash flow data for the nine-months ended September 30, 2020 and September 30, 2019:

	Nine-months ended September 30,		$ Change	% Change
	2020	2019
	(dollar amounts in thousands)
Net cash used in operating activities	(17,015)	(26,881)	9,866	-36.7%
Net cash used in investing activities	(3,852)	(4,349)	497	-11.4%
Net cash provided by financing activities	21,825	27,804	(5,979)	-21.5%
Change in cash, cash equivalents and restricted cash	958	(3,426)	4,384	-128.0%

Nine-months ended September 30, 2020

Net cash used in operating activities was $17.0 million for the nine-months ended September 30, 2020. Net cash used in operating activities consists of net loss of $33.5 million, adjusted for non-cash items and the effect of changes in working capital. Non-cash adjustments include stock-based compensation expense of $1.5 million, depreciation and amortization of $5.0 million, non-cash accrued and payment-in-kind interest of $4.9 million, gain on extinguishment of debt of $1.1 million, fair value adjustments to debt, contingent consideration and warrants with combined losses of $3.6 million, gain on divestiture of businesses of $1.4 million, and loss on sale and impairment of long-lived assets of $0.8 million. Net changes in working capital provided cash of $3.0 million, primarily due to increases in current liabilities.

Net cash used in investing activities was $3.9 million for the nine-months ended September 30, 2020. Net cash used in investing activities is primarily related to investments to develop internal use software of $2.1 million and acquisitions, net of cash acquired of $1.6 million.

Net cash provided by financing activities was $21.8 million for the nine-months ended September 30, 2020. Net cash provided by financing activities is primarily related to debt financing of $61.2 million and redeemable convertible preferred stock financing of $4.7 million, offset by loan repayments of $42.9 million and deferred offering costs of $1.3 million.

Nine-months ended September 30, 2019

Net cash used in operating activities was $26.9 million for the nine-months ended September 30, 2019. Net cash used in operating activities consists of net loss of $82.8 million, adjusted for non-cash items and the effect of changes in working capital. Non-cash adjustments include stock-based compensation expense of $35.5 million, depreciation and amortization of $5.4 million, fair value adjustments to debt and warrants with combined net losses of $3.0 million, non-cash accrued and payment-in-kind interest of $1.4 million, loss on divestiture of businesses of $4.5 million, and loss on sale and impairment of long-lived assets of $0.5 million. Net changes in working capital provided cash of $5.3 million, primarily due to increases in current liabilities.

Net cash used in investing activities was $4.3 million for the nine-months ended September 30, 2019. Net cash used in investing activities is primarily related to investments to develop internal use software of $3.3 million, cash impact of acquisitions and divestitures of $0.6 million and purchases of property and equipment of $0.4 million.

Net cash provided by financing activities was $27.8 million for the nine-months ended September 30, 2019. Net cash provided by financing activities is primarily related to debt financing of $27.9 million, net of loan repayments of $0.2 million.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and other commitments as of December 31, 2019, and the years in which these obligations are due:

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Debt principal	$65,690	$12,747	$37,221	$15,722	$—
Interest	15,216	5,457	7,568	2,191	—
Operating leases	2,231	702	1,043	486	—
Capital leases	—	—	—	—	—
Purchase commitments	2,296	1,524	652	120	—
Total	$85,433	$20,430	$46,484	$18,519	$—

Purchase commitments include non-cancellable purchase commitments primarily for data purchases.

In April 2020, the Company entered into a $8.1 million loan agreement pursuant to the Paycheck Protection Program. The term of the PPP Loan is two years with a maturity date of April 18, 2022 and bears interest at a fixed rate of 1.00%.

In July 2020, the senior secured loans were refinanced with $7.0 million maturing in 2020 and $40.0 million maturing in 2024.

In July 2020, the Company entered into $10 million convertible loan agreement with Cantor Fitzgerald Securities with a maturity date of December 31, 2021. $5.0 million was received in August and $5.0 million was received in October. This convertible loan agreement was amended in August 2020, to provide for the initial funding of $5.0 million of the loan into a restricted cash account. The entirety of this loan is expected to be repaid in full in connection with the consummation of the merger.

Off-Balance Sheet Arrangements

Since the date of our incorporation, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these combined and consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. As described in “Recently Adopted Accounting Policies” in Porch’s audited consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus, the Company early adopted multiple accounting standards, as the JOBS Act does not preclude an emerging growth company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. The Company expects to use the extended transition period for any other new or revised accounting standards during the period in which it remains an emerging growth company.

Recent Accounting Pronouncements

See Note 1 to our 2019 consolidated financial statements and for the nine-months ended September 30, 2020 for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations.

Internal Control Over Financial Reporting

In connection with the audit of our financial statements for the year ended December 31, 2019, our independent registered public accounting firm had identified a material weakness in our internal controls. A material weakness is a deficiency or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness in our internal control over financial reporting for the year ended and as of December 31, 2019 was as follows:

We do not have sufficient, qualified personnel to prepare and review complex technical accounting issues and effectively design and implement systems and processes that allow for the timely production of accurate financial information in accordance with internal financial reporting timelines to support the current size and complexity (e.g., acquisitions, divestitures and financings) of the Company.

Our remediation efforts for these material weaknesses have included the following:

•        we hired a new Chief Financial Officer in June 2020 and Controller in July 2020; both are experienced finance and accounting officers for public companies;

•        we recruited additional personnel, in addition to utilizing third-party consultants and specialists, to supplement our internal resources; and

•        we have been and continue designing and implementing additional automation and integration in our financially significant systems.

We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify. See the section titled “Risk Factors — We identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market and other risks, including the effects of changes in interest rates, and inflation, as well as risks to the availability of funding sources, hazard events, and specific asset risks.

Interest Rate Risk

The market risk inherent in our financial instruments and our financial position represents the potential loss arising from adverse changes in interest rates. As of September 30, 2020, and December 31, 2019, we have interest bearing debt of $82.7 million and $65.7 million. Our senior secured term loans as of September 30, 2020 are variable rate loans that accrue interest at a variable rate of interest based on the greater of 0.55% or LIBOR rate (as defined) plus an applicable margin of 8.5% plus 2% of payment in kind interest. As of September 30, 2020, the calculated interest rate is 11.05%.

A one percent (1%) increase in interest rates in our variable rate indebtedness would result in approximately $0.5 million in additional annual interest expense.

Inflation Risk

Porch does not believe that inflation has had, or currently has, a material effect on its business.

Foreign Currency Risk

There was no material foreign currency risk for nine-months ended September 30, 2020 and the years ended December 31, 2019 and 2018. Porch’s activities to date have been limited and were conducted in the United States.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF NEW PORCH

The following table sets forth information regarding (i) unless otherwise indicated in the footnotes below, the actual beneficial ownership of PTAC common stock as of September 30, 2020 (the “Ownership Date”), which is prior to the consummation of the merger and the other transactions contemplated by the merger agreement (“pre-business combination”) and (ii) expected beneficial ownership of New Porch common stock immediately following the consummation of the merger and the other transactions contemplated by the merger agreement (“post-business combination”), assuming that (x) no shares of Class A Common Stock are redeemed and (y) 17,250,000 shares of Class A Common Stock are redeemed for an aggregate payment of approximately $173.2 million from the Trust Account, which is the maximum amount of redemptions that would satisfy PTAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing, by:

•        each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding shares of PTAC common stock or of New Porch common stock;

•        each of our current executive officers and directors;

•        each person who will (or is expected to) become an executive officer or director of New Porch following the consummation of the merger; and

•        all executive officers and directors of PTAC as a group pre-business combination and all executive officers and directors of New Porch post-business combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of shares of PTAC Common Stock pre-business combination is based on 21,562,500 outstanding shares of PTAC common stock (including 17,250,000 shares of Class A Common Stock and 4,312,500 shares of Class B Common Stock) issued and outstanding as of the Ownership Date. The ownership percentages listed below do not include any such shares of Class A Common Stock that may be purchased after the Ownership Date.

See “Basis of Presentation and Glossary” for information with respect to assumptions underlying New Porch share calculations and ownership percentages.

The expected beneficial ownership of shares of New Porch Common Stock post-business combination in the “No Redemptions” column in the table below has been determined based upon the following additional assumptions: (i) no holders of Class A Common Stock exercise their redemption rights and (ii) that there are 84,227,126 shares of New Porch Common Stock outstanding.

The expected beneficial ownership of shares of New Porch Common Stock post-business combination in the “Maximum Possible Redemption” column in the table below has been determined based upon the following additional assumptions: (i) 17,250,000 shares of Class A Common Stock are redeemed for an aggregate payment of approximately $173.2 million from the Trust Account, which is the maximum amount of redemptions that would satisfy PTAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing; and (ii) that there are 68,969,158 shares of New Porch Common Stock outstanding.

					After the Business Combination
	Before the Business Combination				No Redemptions		Maximum Possible Redemption
Name and Address of Beneficial Owner(1)	Number of shares of PTAC Class A Common Stock	%	Number of shares of PTAC Class B Common Stock	%	Number of shares of New Porch Common Stock	%	Number of shares of New Porch Common Stock	%
Directors and Executive Officers of PTAC:
Thomas D. Hennessy(2)	—	—	4,187,500	97.1%	4,187,500	5.0%	4,187,500	6.1%
Daniel D. Hennessy(2)	—	—	4,187,500	97.1%	4,187,500	5.0%	4,187,500	6.1%
M. Joseph Beck(2)	—	—	4,187,500	97.1%	4,187,500	5.0%	4,187,500	6.1%
Jack Leeney(3)	—	—	25,000	*	25,000	*	25,000	*
Courtney Robinson(3)	—	—	25,000	*	25,000	*	25,000	*
Mark Farrell(3)	—	—	25,000	*	25,000	*	25,000	*
Margaret Whelan(3)	—	—	25,000	*	25,000	*	25,000	*
All Directors and Executive Officers of PTAC as a Group (6 Individuals)	—	—	4,287,500	99.4%	4,287,500	5.1%	4,287,500	6.2%

Five Percent Holders of PTAC:
HC PropTech Partners I LLC(2)	—	—	4,187,500	97.1%	4,187,500	5.0%	4,187,500	6.1%
UBS O’Connor LLC(4)	1,400,000	8.1%	—	—	1,400,000	1.7%	—	—
Linden Advisors(5)	1,100,100	6.4%	—	—	1,100,100	1.3%	—	—
HGC Investment Management Inc.(6)	1,002,000	5.8%	—	—	1,002,000	1.2%	—	—
Magnetar Capital Partners LP(7)	1,000,000	5.8%	—	—	1,000,000	1.2%	—	—
RP Investment Advisors LP(8)	1,000,000	5.8%	—	—	1,000,000	1.2%	—	—
Polar Asset Management Partners Inc.(9)	1,000,000	5.8%	—	—	1,000,000	1.2%	—	—
MMCAP International Inc. SPC(10)	900,000	5.2%	—	—	900,000	1.1%	—	—
Portolan Capital Management, LLC(11)	1,381,245	7.7%	—	—	1,381,245	1.6%	—	—
Granahan Investment Management, Inc.(12)	2,974,444	17.2%	—	—	2,974,444	3.5%	—	—
Alexander Mitchell(13)	1,087,500	6.3%	—	—	1,087,500	1.3%	—	—

					After the Business Combination
	Before the Business Combination				No Redemptions		Maximum Possible Redemption
Name and Address of Beneficial Owner(1)	Number of shares of PTAC Class A Common Stock	%	Number of shares of PTAC Class B Common Stock	%	Number of shares of New Porch Common Stock	%	Number of shares of New Porch Common Stock	%
Directors and Executive Officers of New Porch After Consummation of the Business Combination
Matt Ehrlichman(14)	—	—	—	—	16,205,715	19.2%	16,908,330	24.5%
Matthew Neagle	—	—	—	—	465,733	*	475,819	*
Marty Heimbigner	—	—	—	—	281,796	*	281,796	*
Joe Hanauer(15)	—	—	—	—	316,405	*	328,773	*
Thomas D. Hennessy(2)	—	—	4,187,500	97.1%	4,187,500	5.0%	4,187,500	6.1%
Alan Pickerill	—	—	—	—	3,541	*	3,555	*
Javier Saade	—	—	—	—	—	—	—	—
Asha Sharma	—	—	—	—	484,172	*	484,741	*
Chris Terrill	—	—	—	—	—	—	—	—
Regi Vengalil	—	—	—	—	—	—	—	—
Margaret Whelan	—	—	—	—	25,000	*	25,000	*
All Directors and Executive Officers of New Porch as a Group (11 Individuals)

Five Percent Holders of New Porch After Consummation of the Business Combination:
Matt Ehrlichman	—	—	—	—	16,205,715	19.2%	16,908,330	24.5%
HC Proptech Partners I LLC	—	—	4,187,500	97.1%	4,187,500	5.0%	4,187,500	6.1%
Thomas D. Hennessy(2)	—	—	4,187,500	97.1%	4,187,500	5.0%	4,187,500	6.1%
M. Joseph Beck(2)	—	—	4,187,500	97.1%	4,187,500	5.0%	4,187,500	6.1%

____________

*        Less than one percent.

(1)      Unless otherwise noted, the business address of the Sponsor and each of the directors and executive officers of PTAC is c/o PropTech Acquisition Corporation, 3485 N. Pines Way, Suite 110, Wilson, Wyoming 83014. Unless otherwise noted, the business address of each of the executive officers and directors of New Porch is c/o Porch.com, Inc., 2200 1st Avenue South, Suite 300, Seattle, Washington 98134.

(2)      The Sponsor is the record holder of such shares. Each of Thomas D. Hennessy, M. Joseph Beck and Daniel J. Hennessy are the managing members of HC PropTech LLC, the managing member of the Sponsor, and as such, each have voting and investment discretion with respect to the Class B Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership of the Class B Common Stock held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(3)      Each of these individuals, as well as PTAC’s advisor, holds a direct or indirect interest in the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(4)      According to Schedule 13G filed with the SEC on February 13, 2020 by UBS O’Connor LLC. UBS O’Connor LLC serves as the investment manager to (i) Nineteen77 Global Multi-Strategy Alpha Master Limited (“GLEA”) and (ii) Nineteen77 Global Merger Arbitrage Master Limited (“OGMA”). In such capacity, UBS O’Connor LLC exercises voting and investment power over the shares of Class A Common Stock held for the account of GLEA and OGMA. UBS O’Connor is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. As a result, UBS O’Connor may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of Class A Common Stock held for the account of GLEA and OGMA. As of the close of business on December 31, 2019, UBS O’Connor LLC may have been deemed to have beneficial ownership of 1,400,000 shares of Class A Common Stock, which consisted of (i) 700,000 shares of Class A Common Stock held by GLEA and (ii) 700,000 shares of Class A Common Stock held by OGMA. The business address of UBS O’Connor LLC is One North Wacker Drive, 32nd Floor, Chicago, Illinois 60606.

(5)      According to Schedule 13G filed with the SEC on January 14, 2020 by Linden Capital L.P. (“LCLP”), Linden GP LLC (“LGP”), Linden Advisors LP (“LALP”), and Siu Min Wong (“Wong”). The business address of LCLP is 31 Victoria Street, Hamilton HM10, Bermuda. LGP is the general partner of LCLP and, in such capacity, may be deemed to beneficially own the shares held by LCLP. LALP is the investment manager of LCLP and trading advisor or investment advisor for the LCLP separately managed accounts (the “Managed Accounts”). Mr. Wong is the principal owner and controlling person of LALP and LGP. In such capacities, LALP and Wong may each be deemed to beneficially own the shares held by each of LCLP and the Managed Accounts. The business address for each of LGP, LALP, and Wong is 590 Madison Avenue, 15th Floor, New York, NY 10022.

(6)      According to Schedule 13G filed with the SEC on February 13, 2020 by HGC Investment Management Inc. The business address of HGC Investment Management Inc. is 6060 Center Drive, 10th Floor, Los Angeles, CA, USA, 90045.

(7)      According to Schedule 13G filed with the SEC on February 13, 2020 by Magnetar Financial LLC, Magnetar Capital Partners LP, Alec N. Litowitz (“Mr. Litowitz”) and Supernova Management LLC. This statement relates to the units held for Magnetar Constellation Master Fund, Ltd (“Constellation Master Fund”), Magnetar Constellation Fund II, Ltd (“Constellation Fund”), Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), Magnetar SC Fund Ltd (“SC Fund”), Magnetar Capital Master Fund Ltd, (“Master Fund”) and Magnetar Structured Credit Fund, LP (“Structured Credit Fund”), collectively (the “Magnetar Funds”). Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the units held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz. As of December 31, 2019, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz held 1,000,000 units. The amount consists of (A) 308,490 units held for the account of Constellation Master Fund; (B) 17,982 units held for the account of Master Fund; and (C) 139,224 units held for the account of Xing He Master Fund; (D) 291,960 units held for the account of Constellation Fund; (E) 71,832 units held for the account of SC Fund; and (F) 170,512 units held of the account of SC Fund. The business address of HGC Investment Management Inc. is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(8)      According to Schedule 13G/A filed with the SEC on February 14, 2020 by RP Investment Advisors LP (the “Advisor”), RP Select Opportunities Master Fund Ltd., RP Debt Opportunities Fund Ltd. and RP Alternative Global Bond Fund. The shares of Class A Common Stock are held by RP Select Opportunities Master Fund Ltd., RP Debt Opportunities Fund Ltd. and RP Alternative Global Bond Fund (the “Funds”), which are managed by the Advisor. The Advisor, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all units held by the Fund and the Advisor may be deemed to beneficially own such securities. The business address of each of the Advisor, RP Select Opportunities Master Fund Ltd., RP Debt Opportunities Fund Ltd. and RP Alternative Global Bond Fund is 39 Hazelton Avenue, Toronto, Canada, M5R 2E3.

(9)      According to Schedule 13G filed with the SEC on February 12, 2020 by Polar Asset Management Partners Inc. Polar Asset Management Partners Inc. serves as the investment advisor to Polar Multi-Strategy Master Fund (“PMSMF”), with respect to the shares of Class A Common Stock directly held by PMSMF. The address of Polar Asset Management Partners Inc. is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

(10)    According to Schedule 13G/A filed with the SEC on February 5, 2020 by MMCAP International Inc. SPC (“MMCAP”) and MM Asset Management Inc. (“MM”). The business address of MMCAP is c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, Cayman Islands KY1-1008. The business address for MM is 161 Bay Street, TD Canada Trust Tower, Suite 2240, Toronto, Ontario, Canada M5J 2S1.

(11)    According to Schedule 13G filed with the SEC on September 14, 2020 by Portolan Capital Management, LLC (“Portolan,” and together with George McCabe, the “Reporting Persons”) with respect to the shares of Class A common stock and certain warrants exercisable of the Issuer beneficially owned (1) directly by Portolan Capital Management, LLC, a registered investment adviser, in its capacity as investment manager for various clients, and (2) indirectly by George McCabe, the Manager of Portolan. As of the close of business September 14, 2020, the Reporting Persons may be deemed to beneficially own 1,381,245 shares of Common Stock, consisting of (i) 657,770 shares of Common Stock and (ii) 723,475 shares of Common Stock issuable upon the exercise of the Warrants. The business address of Porolan is 2 International Place, FL 26, Boston, MA 02110.

(12)    According to Schedule 13G filed with the SEC on October 7, 2020 by Granahan Investment Management, Inc. (“Granahan”). The business address of Granahan is 4040 Wyman Street, Suite 460, Waltham, MA 02451.

(13)    According to Schedule 13G filed with the SEC on October 9, 2020 by Mr. Alexander Mitchell; Scopus Capital, Inc. (“SCI”); Scopus Asset Management, L.P. (“SAMLP”); Scopus Advisors, LLC (“SALLC”); Scopus Partners, L.P. (“SPLP”); Scopus Partners II, L.P. (“SPIILP”); Scopus Vista Partners, L.P. (“SVPLP”); Scopus Fund Ltd. (“SFL”); and Scopus Vista Fund Ltd. (“SVFL,” and together with Mr. Mitchell, SCI, SAMLP, SALLC, SPLP, SPIILP, SVPLP and SFL, the “Reporting Persons”) with respect to the (i) beneficial ownership of SPLP consisting of 65,304 shares of Class A Common Stock held by SPLP, (ii) beneficial ownership of SPIILP consisting of 99,996 shares of Class A Common Stock held by SPIILP, (iii) the beneficial ownership of SVPLP consisting of 834,819 shares of Class A Common Stock held by SVPLP, (iv) the beneficial ownership of SFL consisting of 35,518 shares of Class A Common Stock held by SFL and (v) the beneficial ownership of SVFL consisting of 51,863 shares of Class A Common Stock held by SVFL. SALLC is the general partner of each of SPLP, SPIILP and SVPLP and is deemed to have beneficial ownership of the Class A Common Stock beneficially owned by each such entity. SAMLP is the investment advisor to each of SPLP, SPIILP, SVPLP, SFL and SVFL and is deemed to have beneficial ownership of the Class A Common Stock beneficially owned by each such entity. SCI is the general partner of SAMLP and is deemed to have beneficial ownership of the Class A Common Stock beneficially owned by SAMLP. Mr. Mitchell holds 100% of the ownership interest in each of SALLC and SCI and is deemed to have beneficial ownership of the Class A Common Stock beneficially owned by each such entity. The business address for each reporting person is 717 Fifth Ave., 21st Floor, New York, New York 10022.

(14)    Includes 14,045,454 shares of Porch capital stock held by West Equities, LLC and 4,117,235 shares of Porch capital stock held by Matthew & Alison Ehrlichman Childrens Trust over which Mr. Ehrlichman has sole voting and dispositive power.

(15)    Includes 527,163 shares of Porch capital stock held by Ingleside Interests, LP over which Mr. Hanauer has sole voting and dispositive power.

MANAGEMENT OF PORCH AFTER THE MERGER

References in this section to “we,” “our,” “us,” “Porch” and the “Company” generally refer to Porch.com, Inc. and its consolidated subsidiaries, prior to the merger and New Porch and its consolidated subsidiaries after giving effect to the merger.

Management and Board of Directors

PTAC and Porch anticipate that the current executive officers and directors of Porch will become the executive officers and directors of New Porch. The following persons are expected to serve as New Porch’s executive officers and directors following the merger. For biographical information concerning the executive officers and directors, see below.

Name	Age	Position
Matt Ehrlichman	41	Chief Executive Officer, Chairman and Founder
Matthew Neagle	42	Chief Operating Officer
Marty Heimbigner	62	Chief Financial Officer
Joe Hanauer	83	Director
Thomas D. Hennessy	35	Director
Alan Pickerill	54	Director
Javier Saade	49	Director
Asha Sharma	32	Director
Chris Terrill	51	Director
Regi Vengalil	38	Director
Margaret Whelan	48	Director

Executive Officers

Matt Ehrlichman is Chief Executive Officer and Chairman for Porch. Prior to founding Porch in 2011, Mr. Ehrlichman was Chief Strategy Officer at Active Network, responsible for approximately 85% of the company’s P&L. Mr. Ehrlichman joined Active Network in 2007 and helped grow its revenues from $65 million in 2006 to $420 million and an IPO in 2011. Before joining Active Network, Mr. Ehrlichman was co-founder and Chief Executive Officer at Thriva, which was acquired by Active Network in March 2007 for approximately $60 million in cash and stock. Mr. Ehrlichman built Thriva out of his dorm room at Stanford University, where he received his B.S. in Entrepreneurial Engineering and M.S. in Management Science and Engineering. In 2014, Mr. Ehrlichman was named USA TODAY’s Inaugural Entrepreneur of the Year. Mr. Ehrlichman is qualified to serve as a director due to his extensive leadership and business experience in the home and technology industries.

Matthew Neagle is Chief Operating Officer for Porch. As Chief Operating Officer, Mr. Neagle leads efforts to drive organic growth of Porch’s software and services platform and manages the day-to-day rhythms of the business. Previously, Mr. Neagle also served as Porch’s Chief Revenue Officer from March 2017 to July 2020, Porch’s Chief Customer Officer from January 2016 to March 2017 and Porch’s Vice President, Operations from July 2014 to January 2016. Prior to joining Porch, Mr. Neagle worked at Amazon, leading the expansion of Kindle into stores in China, India, and Japan and at Google, leading the teams to help small businesses to acquire and retain customers online through AdWords. Mr. Neagle is a long-time leader, alumnus and supporter of AIESEC, the world’s largest student organization. Mr. Neagle holds a B.A., B.S.E. and M.B.A. from the University of Michigan.

Marty Heimbigner is Chief Financial Officer for Porch, a position he has held since June 2020. Before joining Porch, Mr. Heimbigner served as Chief Financial Officer of WASH Multifamily Laundry Systems, LLC from December 2017 to May 2020. Before that, Mr. Heimbigner served as Chief Financial Officer of TheMaven, Inc. from March 2017 to December 2017. Additionally, Mr. Heimbigner was a partner at Pacific CFO Group, LLC from November 2012 to June 2020, where he served as an advisor and senior finance and accounting executive at client companies of the firm. From November 2014 to May 2016, Mr. Heimbigner was Chief Financial Officer of BSQUARE Corporation. From January 2003 to November 2012 Mr. Heimbigner was a partner with Tatum LLC, where he similarly served in senior finance and accounting executive roles with client companies. From January 2009 to April 2010 Mr. Heimbigner was President, Chief Executive Officer and a director at City Bank, headquartered in Lynnwood, Washington. He has held other senior partner or financial leadership positions earlier in his career at companies including Demand Media, Intelligent Results (acquired by First Data), Airbiquity Inc., Washington Energy Company, and KPMG. Mr. Heimbigner holds a B.A. from Washington State University and an Executive M.B.A. degree from the University of Washington. He is a Certified Public Accountant in the State of Washington.

Non-Employee Directors

Joe Hanauer is Principal at Combined Investments, LLC, a position he has held since 1991. Mr. Hanauer has served as a director of Porch since September 2013. From 2001 through 2016, Mr. Hanauer served as Chairman of the Board and director at Move, Inc., operator of Realtor.com and other leading residential real estate internet sites. From 2018 to 2020, Mr. Hanauer served as a director of BrixInvest LLC and RWHoldingsNNNReit LLC. Previously, Mr. Hanauer served as a director of mutual and closed end funds at Calamos Investments. Mr. Hanauer also previously served as Chairman at Grubb & Ellis Company, NYSE, Chairman and CEO of Coldwell Banker Residential Real Estate, a director of LoopNet, Inc., the leading commercial real estate internet site and on the Executive Committee and Board of Directors of the National Association of Realtors. Mr. Hanauer holds a B.S. in Business Administration from Roosevelt University and participated in graduate studies at the University of Chicago. Mr. Hanauer is a recipient of the National Association of Realtors’ Distinguished Service Award, provided to no more than 2 of its 1.3 million members annually.  Mr. Hanauer is well qualified to serve as director due to his extensive experience in related real estate related businesses.

Thomas D. Hennessy has served as PTAC’s Co-Chief Executive Officer, President and a director since inception. Mr. Hennessy has served as the Managing Partner of Real Estate Strategies of Hennessy Capital LLC since July 2019. From September 2014 to July 2019, Mr. Hennessy served as a Portfolio Manager of ADIA, the largest global institutional real estate investor, where he was responsible for managing office, residential, and retail assets in the U.S. totaling over $2.1 billion of net asset value or $5.0 billion of gross asset value. While at ADIA, Mr. Hennessy executed over $475 billion of equity commitments to U.S. acquisitions and developments and over $435 million of limited partner equity commitments to opportunistic real estate equity funds, real estate credit funds, and real estate technology venture capital funds. Mr. Hennessy also created and led ADIA’s PropTech investment mandate, which included committing equity to PropTech. From January 2011 to April 2014, Mr. Hennessy served as an associate at Equity International Management LLC, an opportunistic real estate private equity fund founded by Sam Zell, where he evaluated investments and structured equity investments in real estate operating platforms in emerging markets. From September 2009 to January 2011, Mr. Hennessy served as an associate for CERES Real Estate Partners LLC, a private investment management company. From June 2007 to June 2009, Mr. Hennessy served as an analyst in the investment banking division of Credit Suisse, where he focused on mergers and acquisitions for companies in the real estate, gaming, lodging and leisure sectors as well as public and private financings of equity, debt and structured products. Mr. Hennessy holds a B.A. degree from Georgetown University and an M.B.A. from the University of Chicago Booth School of Business. Mr. Hennessy is well qualified to serve as director due to his extensive real estate, private equity and experience with respect to technological innovation in the real estate industry.

Alan Pickerill has served in a variety of finance and accounting roles, mainly for publicly traded technology companies. Most recently he served as Expedia Group’s Executive Vice President, Chief Financial Officer and Treasurer from September 2017 to December 2019 and had been with the Company since 2008. Mr. Pickerill oversaw Expedia Group’s accounting, financial reporting and analysis, investor relations, treasury, internal audit, tax and global real estate teams. Previously, he served as Expedia Group’s Senior Vice President of Investor Relations and Treasurer from July 2015 to September 2017. Mr. Pickerill has been a director of Porch since September 2019. Mr. Pickerill began his career as an accountant for seven (7) years at Deloitte and Touche before working at a variety of publicly traded technology and internet companies, including serving as CFO of INTERLINQ Software Corporation, a publicly traded technology provider, as well as roles at Microsoft and Getty Images. Mr. Pickerill was licensed as a certified public accountant in Washington in 1991. Mr. Pickerill holds a B.A. degree in Business and Accounting from the University of Washington’s Michael G. Foster School of Business. . Mr. Pickerill is well qualified to serve as director due to his extensive experience in finance-related leadership roles in a public technology company.

Javier Saade is Venture Partner at Fenway Summer, a position he has held since May 2016, and Managing Partner of Impact Master Holdings, a position he has held since February 2019. He serves as Chairman of the Board of GP Funding, Inc., a Presidio, Fiera Comox and Edmond de Rothschild backed financial services firm, a position he has held since March 2019. Mr. Saade is also a Trustee of The Nature Conservancy and Pan American Development Foundation and holds a seat on the Board of Advisors of Harvard University’s Arthur Rock Center for Entrepreneurship and until recently served on the Global Board of Advisors of Docusign, Inc. and the Board of Advisors of Univision Communications. Previously, Javier was appointed by the White House as Associate Administrator of the U.S. Small Business Administration and was its Chief of Investment and Innovation from September 2013 to December 2015. The programs he oversaw have invested $128 billion in over 300,000 American small businesses since inception. He also served on the Committee for Small and Emerging Companies at the U.S. Securities & Exchange Commission and sat on multiple White House and interagency councils working on economic policy. Prior to public service he spent over 20 years at organizations that include McKinsey & Company, Booz Allen & Hamilton, Bridgewater Associates, Abbott Laboratories, GEM Group and Air America Media, a company he co-founded. He holds a B.S. in Industrial Management from Purdue University, an M.S. in Operations & Technology from the Illinois Institute of Technology and an M.B.A. from Harvard Business School. Mr. Saade is well qualified to serve as director due to his broad experience in business as a venture capital and private equity investor, entrepreneur, operating executive and policymaker.

Asha Sharma is a senior business executive and since August 2017 has served as the Vice President of Product for Messenger at Facebook Inc., a service used globally by more than 1.3 billion people and over 40 million businesses in over 190 countries. As part of Ms. Sharma’s role, she’s responsible for Messenger and Instagram Direct user engagement, revenue, privacy, and integrity. Prior to Messenger, Ms. Sharma led the Facebook Inc. Social Impact product teams. As both an entrepreneur and executive, Ms. Sharma brings 15 years of experience building, growing and transforming businesses, with deep focus in consumer product and online marketplaces. Before Facebook Inc., Ms. Sharma was the Chief Operating Officer and Corporate Secretary of Porch from July 2015 to August 2017. Prior to that, Ms. Sharma served as Chief Marketing officer of Porch from May 2013 to July 2015. Prior to that, Ms. Sharma started her career by founding two companies, one of which was recognized by the President of the United States in 2012. She graduated top of her class at University of Minnesota’s Carlson School of Management. She is currently a board trustee of the Seattle Foundation, one of the largest global foundations managing billions in assets. Ms. Sharma is well qualified to serve as director due to her prior experience with the Company and current product leadership building the one of the largest technology services in the world.

Chris Terrill served as the Chief Executive Officer and a director of ANGI Homeservices, an international digital marketplace for home services that helps connect consumers with home professionals in the United States and other countries under various brands, including HomeAdvisor® and Angie’s List, among others, from September 2017 to November 2018. Prior to assuming that role in September 2017, Mr. Terrill served as Chief Executive Officer of HomeAdvisor.com, a wholly owned subsidiary of IAC, from May 2011. Prior thereto, he held senior marketing positions at Nutrisystem.com, the leader in the direct-to-consumer diet space, serving as its Chief Marketing Officer and Executive Vice President of eCommerce from June 2009 to May 2011 and Senior Vice President of e-commerce from January 2007 to June 2009. For one year prior to joining Nutrisystem.com, he served as Vice President of Product and Marketing for Blockbuster.com, the online division of Blockbuster Inc. Additionally, he spent six (6) years with Match.com where he held several senior marketing roles, his last being Vice President of New Brands & Verticals, where he developed and launched new online brands, including Chemistry.com. Mr. Terrill has served as a director of Realogy since July 2016, CareerWise since March 2019 and Infogroup since August 2019. Mr. Terrill is also a former director of Neat, serving from November 2010 to November 2015 and NKBA, serving from November 2013 to December 2017. Mr. Terrill holds a B.S. from the University of Texas at Austin and an M.B.A. from the University of Houston. Mr. Terrill is well qualified to serve as director due to his extensive leadership experience as CEO of ANGI Homeservices as well as director at other public companies.

Regi Vengalil is the Chief Financial Officer of Egencia, the corporate travel division of Expedia Group. Mr. Vengalil joined Egencia as Chief Financial Officer in November 2019 after previously serving as Global Head of Corporate Development & Strategy for Expedia Group from January 2017 to November 2019. Prior to that, Mr. Vengalil was an executive at Lending Club, an online lending marketplace, serving as Vice President, Strategy, M&A and Business Operations from May 2016 until January 2017. Previously Mr. Vengalil served as Vice President, Head of Strategy and Business Operations of Lending Club from November 2015 to May 2016 and Senior Director, Head of Corporate Strategy from October 2014 to November 2015. Mr. Vengalil holds a B.S. in Economics and an M.B.A., both earned with honors, from the Wharton School at the University of Pennsylvania. Mr. Vengalil is well qualified to serve as director due to his extensive experience in M&A leadership at a large public technology company and financial, M&A and strategy experience across regions, industries and functions.

Margaret Whelan has served as one of PTAC’s independent directors since its IPO. Since November 2014, Ms. Whelan has served as the Founder and Chief Executive Officer of Whelan Advisory LLC, a boutique investment banking firm focused on the residential real estate industry. In this role, she provides strategic and financial counsel to leaders of both public and private real estate companies in the U.S. and globally. From September 2013 to November 2014, she served as Chief Financial Officer of Tricon Capital Group Inc., a private equity firm specializing in residential real estate. Previously, she served in positions with JP Morgan Chase (2007 to 2013), UBS Financial Services Inc. (1997 to 2007) and Merrill Lynch & Co. (1995 – 1997). Between June 2015 and May 2019, Ms. Whelan served on the board of directors of Top Build Corp. (NYSE: BLD), as an independent director and member of the audit, compensation and nominating and governance committees. Since September 2017, she has served on the board of directors of Mattamy Homes, North America’s largest privately owned homebuilder. She also serves on the advisory boards of John Burns Real Estate Consulting and the Housing Innovation Alliance. Ms. Whelan holds a Bachelor of Commerce in Finance degree from the University College Dublin (Ireland). Ms. Whelan is well qualified to serve as a director due to her extensive investment banking and advisory experience.

Corporate Governance

We will structure our corporate governance in a manner PTAC and Porch believe will closely aligns our interests with those of our stockholders following the merger. Notable features of this corporate governance include:

•        we will have independent director representation on our audit, compensation and nominating and corporate governance committees immediately at the time of merger, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

•        at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC; and

•        we will implement a range of other corporate governance best practices, including placing limits on the number of directorships held by its directors to prevent “overboarding” and implementing a robust director education program.

Role of Board in Risk Oversight

The board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting to the board of directors by the audit committee. The audit committee represents the board of directors by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee reviews and discusses all significant areas of our business and summarizes for the board of directors all areas of risk and the appropriate mitigating factors. In addition, our board of directors receives periodic detailed operating performance reviews from management.

Composition of the New Porch Board of Directors After the Merger

Our business and affairs are managed under the direction of our board of directors. In connection with the merger, we will amend and restate PTAC’s existing charter to provide for a classified board of directors, with three (3) directors in Class I (expected to be Messrs. Saade and Terrill and Ms. Whelan), three (3) directors in Class II (expected to be Messrs. Hennessy, Pickerill and Vengalil) and three (3) directors in Class III (expected to be Messrs. Ehrlichman and Hanauer and Ms. Sharma). See “Description of New Porch Capital Stock — Anti-Takeover Effects of New Porch’s Proposed Charter and Bylaws and Certain Provisions of Delaware Law — Classified Board of Directors.”

Board Committees

After the completion of the merger, the standing committees of our board of directors will consist of an audit committee, a compensation committee, a mergers and acquisitions committee and a nominating and corporate governance committee. Our board of directors may from time to time establish other committees.

Our Chief Executive Officer, Chief Financial Officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls.

Audit Committee

Upon the completion of the merger, we expect to have an audit committee, consisting of Mr. Pickerill, who will be serving as the chairperson, Ms. Whelan and Mr. Saade. Each proposed member of the audit committee qualifies as an independent director under the NASDAQ corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Following the merger, our board of directors will determine which member of our audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of the NASDAQ.

The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

Our board of directors will adopt a written charter for the audit committee which will be available on our website upon the completion of the merger.

Compensation Committee

Upon the completion of the merger, we expect to have a compensation committee, consisting of Mr. Hennessy, who will be serving as the chairperson, Mr. Terrill and Ms. Whelan.

The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors will adopt a written charter for the compensation committee which will be available on our website upon the completion of the merger.

Mergers and Acquisitions Committee

Upon the completion of the merger, we expect to have a merger and acquisitions committee, consisting of Mr. Vengalil, who will be serving as the chairperson, Mr. Hennessy and Mr. Terrill.

The purpose of the mergers and acquisitions committee is to assist our board of directors in discharging its responsibilities relating to (1) reviewing and evaluating New Porch’s acquisition, investment and divestiture strategies and (2) evaluating acquisition, investment and divestiture opportunities, when and as appropriate.

Our board of directors will adopt a written charter for the mergers and acquisitions committee which will be available on our website upon the completion of the merger.

Nominating and Corporate Governance Committee

Upon the completion of the merger, we expect to have a nominating and corporate governance committee, consisting of Mr. Hanauer, who will be serving as the chairperson, Mr. Pickerill and Ms. Sharma. The purpose of our nominating and corporate governance committee will be to assist our board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board of directors members qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the board of directors corporate governance principles applicable to us, (5) overseeing the evaluation of the board of directors and management and (6) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

Our board of directors will adopt a written charter for the nominating and corporate governance committee which will be available on our website upon completion of the merger.

Code of Business Conduct

We will adopt a new code of business conduct that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, which will be available on our website upon the completion of the merger. Our code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Please note that our Internet website address is provided as an inactive textual reference only. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.

Compensation Committee Interlocks and Insider Participation

Upon consummation of the merger, our compensation committee will consist of Messrs. Hennessy, Terrill and Ms. Whelan, with Mr. Hennessy serving as the chairperson. Mr. Hennessy has served as PTAC’s Co-Chief Executive Officer, President and director since its inception. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers that will serve as a member of our board of directors or compensation committee.

Director Compensation

In connection with the merger, the compensation committee of the Porch board of directors retained Aon to assist in developing the following post-merger New Porch non-employee director compensation program, which will be effective as of the closing of the merger:

•        Annual Board Cash Retainer: $30,000

•        Annual Restricted Stock Unit Award: $80,000 (which will be adjusted annually based on the then-current market capitalization of the combined company)

•        Committee Member Retainers (paid in restricted stock units):

•        Audit Committee: $10,000

•        Compensation Committee: $5,000

•        Governance and Nominating Committee: $3,250

•        M&A Committee: $5,000

•        Additional Committee Chair Retainers (paid in restricted stock units):

•        Audit Committee: $20,000

•        Compensation Committee: $10,000

•        Governance and Nominating Committee: $7,500

•        M&A Committee: $10,000

The restricted stock unit awards will vest on the one (1) year anniversary of the grant date, with two-thirds (2/3) of the restricted stock units subject to resale restrictions expiring in equal increments on the first and second anniversaries of the vesting date. The restricted stock units will vest and the resale restrictions will lapse in the event the director ceases to serve on the board due to death, disability or removal without cause. In addition, in the event of a change in control in which the awards are not effectively assumed, the restricted stock units will vest in full and the resale restrictions will lapse.

THE MERGER

The following is a discussion of the merger and the material terms of the merger agreement among PTAC, Merger Sub and Porch. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We encourage you to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about PTAC or Porch. Such information can be found elsewhere in this proxy statement/consent solicitation statement/prospectus.

Terms of the Merger

Transaction Structure

PTAC’s and Porch’s boards of directors have approved the merger agreement. The merger agreement provides for the merger of Porch with and into Merger Sub, a wholly owned subsidiary of PTAC, with Porch surviving the merger as a wholly owned subsidiary of PTAC.

Merger Consideration

Each share of Porch preferred stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by Porch as treasury stock, dissenting shares and restricted shares) will be converted into a number of shares of Porch common stock in accordance with the Porch charter.

At the effective time of the merger, each outstanding share of Porch common stock, including common stock held by prior owners of Porch preferred stock (other than shares owned by Porch as treasury stock, dissenting shares and restricted shares) and each outstanding In-The-Money Warrant will be cancelled and converted into the right to receive a pro rata portion of (i) cash consideration of up to $30 million, as determined pursuant to the Cash Consideration Adjustment, (ii) a number of shares of New Porch common stock equal to (a) $471.5 million, net of adjustments for Porch’s net working capital, indebtedness, debt-like items and cash on hand and certain transaction expenses minus the aggregate amount of cash paid in clause (i) divided by (b) the Reference Price and (iii) 5,000,000 restricted shares of New Porch common stock that will vest upon the achievement of certain earnout thresholds prior to the third anniversary of the closing of the merger. Any resulting fractional shares of New Porch common stock will instead be paid in cash in an amount equal to the fractional amount multiplied by the Reference Price. See “The Merger Agreement — Merger Consideration — Consideration; Conversion of Shares.”

Conversion of Shares; Exchange Procedures

The conversion of Porch common stock and In-The-Money Warrants into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, New Porch will exchange certificates representing shares of Porch common stock and preferred stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement.

Certificates and Letters of Transmittal

Concurrently with the mailing of this proxy statement/consent solicitation statement/prospectus, Porch will send a letter of transmittal to each holder of record of a certificate that represented shares of Porch common stock immediately prior to the effective time of the merger. This mailing will contain instructions on how to surrender certificates representing Porch capital stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement. From and after the effective time, Porch stockholders who properly surrender their certificates to New Porch, together with a properly completed and duly executed letter of transmittal, and such other documents as may be required pursuant to such instructions, will receive for each share of Porch common stock the merger consideration.

Dissenting Shares

Shares held by Porch stockholders who have perfected and not lost their right to demand appraisal of their shares in accordance with the procedures and requirements of Section 262 of the DGCL will not be converted into the right to receive the merger consideration, and such Porch stockholders will instead be entitled only to the rights granted by Section 262 of the DGCL. If any such Porch stockholder withdraws or loses his or her appraisal rights under Section 262 of the DGCL, the shares of Porch capital stock held by such Porch stockholder will be deemed to be converted, as of the effective time, into the right to receive the merger consideration.

Lost, Stolen or Destroyed Stock Certificates

If a certificate for Porch capital stock has been lost, stolen or destroyed, New Porch will issue the merger consideration properly payable under the merger agreement upon receipt of an affidavit as to that loss, theft or destruction, any other appropriate evidence as to the ownership of that certificate by the claimant and appropriate and customary indemnification as may be requested by New Porch.

Unaudited Prospective Financial Information of Porch

Porch does not as a matter of course publicly disclose long-term forecasts or internal projections of their future performance, revenue, earnings, financial condition or other results. However, Porch’s senior management prepared and provided to Porch’s board of directors, Porch’s financial advisors and PTAC certain internal, unaudited prospective financial information in connection with the evaluation of the merger. Porch’s senior management prepared such financial information based on Porch’s senior management’s judgement and assumptions regarding the future financial performance of Porch. The inclusion of the below information should not be regarded as an indication that Porch or any other recipient of this information considered — or now considers — it to be necessarily predictive of actual future results.

The unaudited prospective financial information of Porch is subjective in many respects and is thus susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year.

While presented in this proxy statement/consent solicitation statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Porch’s senior management, including, among other things, the matters described in the sections entitled “Forward-Looking Statements; Market, Ranking and Other Industry Data,” “Risk Factors” and “Porch’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Porch believes the assumptions in the prospective financial information were reasonable at the time the financial information was prepared, given the information Porch had at the time. However, important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to Porch’s business, industry performance, the regulatory environment and general business and economic conditions. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change, including with respect to potential future acquisitions. The prospective financial information assumes acquisitions based on past experience and assumes that the organic growth rate of any acquired businesses match the growth rate of the standalone Porch business. The unaudited prospective financial information was not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts but, in the view of Porch’s management, such financial information was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of Porch senior management’s knowledge and belief, the expected course of action and the expected future financial performance of Porch. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/consent solicitation statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

No independent auditors have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, none of PTAC, WithumSmith+Brown, PC, PTAC’s independent registered public accounting firm, and Ernst & Young LLP, Porch’s independent registered accounting firm, express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/consent solicitation statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, NEITHER PORCH NOR PTAC INTENDS TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE PROSPECTIVE FINANCIAL INFORMATION. THE PROSPECTIVE FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW AND NOT TO RELY ON SUCH FINANCIAL INFORMATION IN MAKING A DECISION REGARDING THE BUSINESS COMBINATION PROPOSAL, AS SUCH FINANCIAL INFORMATION MAY BE MATERIALLY DIFFERENT THAN ACTUAL RESULTS. NONE OF PORCH, PTAC NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY PORCH STOCKHOLDER, PTAC STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROSPECTIVE FINANCIAL INFORMATION OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED. PTAC DOES NOT INTEND TO REFERENCE THESE FINANCIAL PROJECTIONS IN ITS FUTURE PERIODIC REPORTS FILED UNDER THE EXCHANGE ACT.

Certain of the measures included in the prospective financial information may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Porch may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of the financial measures.

The following table sets forth certain summarized prospective financial information regarding Porch for 2020 and 2021:

	Year Ending December 31,
(USD in millions)	2020E	2021E
Revenue	$73	$120
Gross profit(1)	$57	$97
Contribution margin(2)	$26	$53
Adjusted EBITDA(3)	$(10)	$7

____________

(1)      Gross profit is defined as revenue less cost of revenue, which is inclusive of credit card processing fees, guarantee fees, service provider fees and other minor costs.

(2)      Contribution margin is defined as gross profit less all variable expenses, including marketing and sales.

(3)      Adjusted EBITDA is calculated as net income (loss) less interest expense, other expense, net, income tax expense (benefit), depreciation and amortization, certain non-cash long-lived asset impairment charges, stock based compensation expense and acquisition compensation and transaction expenses.

Certain Financial Analysis

PTAC’s management primarily relied upon a comparable company analysis to assess the value that the public markets would likely ascribe to PTAC following a business combination with Porch and this analysis was presented to the PTAC board of directors. The relative valuation analysis was based on selected publicly-traded companies in each of the following sectors: (1) real estate software; (2) high growth and high margin software as a service (“SaaS”) (defined as companies with greater than 20% projected 2021 year-over-year revenue growth and greater than 75% gross margins); and (3) the home services marketplace. Northland Capital Markets, financial advisor to PTAC, assisted in such analysis. The selected companies in each sector were chosen because they were determined by PTAC’s management and Northland Capital Markets to be the most relevant in their particular sector (but, for the avoidance of doubt, each of the selected companies is not necessarily a direct competitor of Porch). The comparable companies the PTAC board of directors reviewed within each sector were: (1) real estate software companies, including AppFolio, Inc., CoStar Group, Inc. and RealPage, Inc.; (2) high growth and high margin SaaS companies, including Alteryx, Inc., HubSpot, Inc., The Trade Desk, Inc. and Zendesk, Inc.; and (3) the home services marketplace companies, including ANGI Homeservices Inc. These companies were selected by PTAC as the publicly traded companies having businesses with similar (or, in the case of margins and growth rates, similar or reasonably achievable) end markets, business models, go-to-market strategies, transaction volumes, margins and growth rates. While these companies may share certain characteristics that are similar to those of Porch, the PTAC board of directors recognized that no company was identical in nature to Porch.

Using publicly available information, PTAC’s management reviewed with the PTAC board of directors, among other things, the revenue compound annual growth rate percentage with respect to each such selected comparable company over the period from 2018 through 2021 (projected). The percentages for the selected comparable companies and the median for each sector, as of July 22, 2020, are summarized in the table below:

Selected Public Company	2018-2021E Revenue CAGR
Real Estate Software Sector
Appfolio, Inc.	26.6%
CoStarGroup, Inc.	15.0%
RealPage, Inc.	13.5%
Median	15.0%
High Growth/High Margin SaaS Sector
Alteryx, Inc.	37.4%
HubSpot, Inc.	23.8%
The Trade Desk, Inc.	24.9%
Zendesk, Inc.	28.2%
Median	26.6%
Home Services Marketplace Sector
ANGI Homeservices, Inc.	16.7%

Based on the review of these selected comparable publicly traded companies as of July 22, 2020, the PTAC board of directors concluded that Porch’s pro forma revenue compound annual growth rate percentage with respect to each such selected comparable company over the period from 2018 through 2021 (projected) of 49.0% (based upon Porch’s calendar year 2018 pro forma revenue of $36 million and PTAC management’s estimated calendar year 2021 revenue for Porch of $120 million as described above in “Unaudited Prospective Financial Information”) was attractive relative to the 2018-2021E revenue compound annual growth rate of such selected comparable companies, as well as the median for each sector.

Using publicly available information, PTAC management also reviewed with the PTAC board of directors, among other things, gross profit margin (defined as revenue less cost of revenue divided by revenue) for estimated calendar year 2021 with respect to each such selected comparable company. The percentages for the selected comparable companies and the median for each sector, as of July 22, 2020, are summarized in the table below:

Selected Public Company	2021E Gross Profit Margin
Real Estate Software Sector
Appfolio, Inc.	61.4%
CoStarGroup, Inc.	80.4%
RealPage, Inc.	62.4%
Median	62.4%
High Growth/High Margin SaaS Sector
Alteryx, Inc.	91.0%
HubSpot, Inc.	82.8%
The Trade Desk, Inc.	76.9%
Zendesk, Inc.	76.8%
Median	79.8%
Home Services Marketplace Sector
ANGI Homeservices, Inc.	91.3%

Based on the review of these selected comparable publicly traded companies as of July 22, 2020, the PTAC board of directors concluded that Porch’s gross profit margin for estimated calendar year 2021 of 80.8% (based upon Porch’s estimated calendar year 2021 gross profit of $97 million divided by estimated calendar year revenue of $120 million as described above in “Unaudited Prospective Financial Information”) was attractive relative to the estimated calendar year 2021 gross profit margin of such selected comparable companies, as well as the median for each sector.

Using publicly available information, PTAC management also reviewed with the PTAC board of directors, among other things, the enterprise values (defined as market capitalization plus net debt plus minority investments minus unconsolidated investments) as a multiple of revenue for estimated calendar year 2021 with respect to each such selected comparable company. The multiples for the selected comparable companies and the median for each sector, as of July 22, 2020, are summarized in the table below:

Selected Public Company	Enterprise Value / 2021E Revenue
Real Estate Software Sector
Appfolio, Inc.	13.2x
CoStarGroup, Inc.	14.6x
RealPage, Inc.	6.0x
Median	13.2x
High Growth/High Margin SaaS Sector
Alteryx, Inc.	16.8x
HubSpot, Inc.	10.0x
The Trade Desk, Inc.	21.9x
Zendesk, Inc.	8.8x
Median	13.4x
Home Services Marketplace Sector
ANGI Homeservices, Inc.	4.1x

Based on the review of these selected comparable publicly traded companies as of July 22, 2020, the PTAC board of directors concluded that Porch’s enterprise value as a multiple of revenue for estimated calendar year 2021 of 4.4x (based upon Porch’s estimated calendar year 2021 revenue of $120 million as described above in “Unaudited Prospective Financial Information”) was an attractive valuation relative to the estimated calendar year enterprise values as a multiple of revenue of such selected comparable companies, as well as the median for each sector.

Using publicly available information, PTAC management also reviewed with the PTAC board of directors, among other things, the enterprise values as a multiple of gross profit (defined as revenue less cost of revenue) for estimated calendar year 2021 with respect to each such selected comparable company. The multiples for the selected comparable companies and the median for each sector, as of July 22, 2020, are summarized in the table below:

Selected Public Company	Enterprise Value / 2021E Gross Profit
Real Estate Software Sector
Appfolio, Inc.	21.6x
CoStarGroup, Inc.	18.2x
RealPage, Inc.	9.6x
Median	18.2x
High Growth/High Margin SaaS Sector
Alteryx, Inc.	18.5x
HubSpot, Inc.	12.1x
The Trade Desk, Inc.	28.4x
Zendesk, Inc.	11.5x
Median	15.3x
Home Services Marketplace Sector
ANGI Homeservices, Inc.	4.4x

Based on the review of these selected comparable publicly traded companies as of July 22, 2020, the PTAC board of directors concluded that Porch’s enterprise value as a multiple of gross profit for estimated calendar year 2021 of 5.4x (based upon Porch’s estimated calendar year 2021 gross profit of $97 million as described above in “Unaudited Prospective Financial Information”) was an attractive valuation relative to the estimated calendar year enterprise values as a multiple of gross profit of such selected comparable companies, as well as the median for each sector.

The PTAC board of directors viewed Porch’s revenue compound annual growth rate and gross profit margin as the most relevant operational measures on which to evaluate Porch’s performance relative to comparable companies based on their belief that revenue growth coupled with gross profit margin growth are the appropriate metrics to evaluate a company in Porch’s stage of growth. Furthermore, the PTAC board of directors viewed Porch’s enterprise value as a multiple of both revenue and gross profit margin as the most relevant valuation measures on which to evaluate Porch’s value based on their belief that these multiples are the most prevalent and relevant metrics for the following sectors: (1) real estate software; (2) high margin and high growth SaaS; and (3) the home services marketplace. The results of this analysis (as described above) supported the PTAC board of directors’ determination, based on a number of factors, that the terms of the merger were fair to and in the best interests of PTAC and its stockholders.

Background of the Merger

The terms of the merger agreement are the result of negotiations between PTAC, Porch and their respective representatives. The following is a brief description of the background of these negotiations.

PTAC is a blank check company formed under the laws of the State of Delaware and was incorporated in Delaware on July 31, 2019. PTAC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses with the intention of focusing its search for a target business that provides technological innovation to the real estate industry.

In July 2019, the Sponsor purchased 3,881,250 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.006 per share. In October 2019, PTAC effected a stock dividend for approximately 0.11 shares for each share of Class B Common Stock outstanding, resulting in the Sponsor holding an aggregate of 4,312,500 Founder Shares. In October 2019, the Sponsor transferred 25,000 Founder Shares to each of Messrs. Farrell and Leeney, Mses. Robinson and Whelan, PTAC’s directors, and Mr. Ethridge, PTAC’s senior advisor.

On November 7, 2019, Matt Ehrlichman, the Chief Executive Officer of Porch, having seen news of PTAC’s publicly filed S-1, sent a message to Thomas D. Hennessy, the Co-Chief Executive Officer and Chairman of PTAC on LinkedIn in order to make a connection with a member of the prop-tech community. Mr. Hennessy acknowledged receipt of Mr. Ehrlichman’s message by accepting his connection request, but did not engage in any further correspondence or discussions with Mr. Ehrlichman until December 5, 2019 (as further described below).

On November 26, 2019, PTAC completed its IPO of 17.25 million units, which included the full exercise by the underwriter of the over-allotment option to purchase an additional 2.25 million units, at a price of $10.00 per unit (“units”), generating gross proceeds of $172.5 million. Each unit consists of one (1) share of Class A Common Stock, par value $0.0001, and one-half (1/2) of one (1) redeemable warrant. Each whole warrant entitles the holder thereof to purchase one (1) share of Class A Common Stock at a price of $11.50 per share, subject to certain adjustments.

Concurrently with the completion of PTAC’s IPO, the Sponsor purchased an aggregate of 5.7 million Private Placement Warrants at a price of $1.00 per warrant, or $5.7 million in the aggregate. The purchase price of the Private Placement Warrants was added to the net proceeds of PTAC’s IPO and placed in a trust account established for the benefit of PTAC’s public stockholders such that the trust account held $172.5 million at the time of the closing of PTAC’s IPO. Each whole Private Placement Warrant entitles the holder thereof to purchase one (1) share of Class A Common Stock at a price of $11.50 per share, subject to certain adjustments.

Prior to the consummation of PTAC’s IPO, neither PTAC, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a business combination with PTAC.

Between November 27, 2019, the date after PTAC’s IPO, and May 29, 2020, the date on which PTAC entered into exclusivity with Porch (as further described below), PTAC initiated contact with more than 75 potential targets, including privately held assets and assets or divisions owned by publicly traded companies, with estimated enterprise values of approximately $500 million or more, and/or their advisors. Of those potential targets, PTAC met with approximately 60 management teams. PTAC also met with 80 investors and shareholders of potential targets and approximately 50 investment banks or advisors. PTAC then conducted additional due diligence with respect to approximately 10 potential targets (the “Potential Targets”).

Of the Potential Targets, PTAC held several in-person or virtual meetings with management, shareholders, and/or advisors. The Potential Targets were in various categories of the real estate technology industry, including construction technology, 3D hardware and software, mortgage technology marketplace, residential rental marketplace, residential ownership marketplace, insurance technology, wellness technology, flexible office, residential internet buying platform, and a technology-enabled residential rental operator. PTAC conducted due diligence to varying degrees on the Potential Targets, including review of the business’s management, shareholders, business model, valuation, balance sheet, and historical and projected financials, in each case to the extent made available, among other diligence reviews. Following such reviews, and at various points in time, PTAC decided to discontinue discussions with each of these Potential Targets, other than Porch (as described below), for one or various reasons, including maturity of the business, a near-term path to profitability, state of financial systems and/or controls, or impact of COVID-19, among other reasons.

On December 5, 2019, in the course of PTAC’s review of potential business combination targets, Mr. Hennessy contacted Mr. Ehrlichman via email and arranged for an introductory telephone call to discuss Porch’s business.

On December 23, 2019, Messrs. Hennessy, Ehrlichman and Joseph Beck, the Co-Chief Executive Officer and Chief Financial Officer of PTAC, had an introductory call in which they discussed Porch’s business and the SPAC business combination process.

Porch has regularly engaged from time to time in a review of potential strategic alternatives, including additional fundraising from debt or equity sources, possible business combinations or an IPO, with the assistance of Porch’s regular strategic advisor, Financial Technology Partners, LP (“FT”). From and after July 2019 until early 2020, FT reached out on behalf of Porch to over 250 potential investors, strategic partners and or potential business combination parties and engaged in preliminary discussions through late 2019 and early 2020 with several strategic partners about the potential for participation in future capital raising activities or a possible business combination. Porch management also provided updates on its strategic process to the Porch board of directors (the “Porch Board”) through weekly or bimonthly meetings during the same period. During this period, management of Porch also became familiar with the general opportunities of potential business combinations with special purpose acquisition companies and consulted with FT regarding the structuring and potential benefits and risks associated with a transaction of that nature.

On January 28, 2020, Messrs. Hennessy and Beck contacted Mr. Ehrlichman regarding a preliminary outline of the possible sources and uses PTAC might propose for a potential business combination transaction between Porch and PTAC.

On February 17, 2020, Mr. Hennessy sent an update email to the PTAC board of directors (the “PTAC Board”) and PTAC’s senior advisors regarding the actions taken by Messrs. Hennessy and Beck over the prior 45 days in connection with sourcing a potential business combination target, including meeting with management teams, shareholders, advisors and bankers of potential targets.

In that email, Mr. Hennessy noted that he and Mr. Beck were tracking approximately 310 real estate technology industry companies that were in the range of $50 million to $6.4 billion of enterprise value, and that they had narrowed their focus for initial potential target diligence purposes to a subset of 140 targets that they believed, based on publically available data, could potentially be in PTAC’s target range of companies with approximately $500 million to $1.5 billion of enterprise value. Mr. Hennessy noted that of that smaller pool of 140 targets, from PTAC’s IPO through February 17, 2020, he and Mr. Beck had met with approximately 50 companies, as well as 35 investment banks and advisors (several of them on multiple occasions), and approximately 60 shareholders (including venture capital, private equity, and strategic investors). Of those 50 companies, 17 were subsequently added to a shortlist of potential targets, which included additional information on each such company, and which such list was subsequently shared with the PTAC Board. Mr. Hennessy also provided an overview of certain operational and financial aspects of these 17 potential target companies, including location, stage of growth, upcoming equity raises, and leadership teams. As of February 17, 2020, PTAC had executed non-disclosure agreements with three (3) of these 17 shortlisted potential targets, and PTAC was in the process of signing two (2) more non-disclosure agreements.

On February 18, 2020, Messrs. Hennessy and Beck had a second telephone call with Mr. Ehrlichman to further discuss combination structuring considerations and respond to diligence questions Mr. Ehrlichman has regarding PTAC.

On February 20, 2020, PTAC and Porch entered into a non-disclosure agreement with respect to sharing of confidential information.

On March 2, 2020, PTAC gave Porch information regarding the private investment in public equity (“PIPE”) financing process that would be used to provide financing in a potential transaction, as well as an illustrative business combination timeline, and additional diligence information regarding PTAC.

On March 4, 2020, Messrs. Hennessy and Beck met with Mr. Ehrlichman and certain members of Porch management as part of a management due diligence session at Porch’s headquarters in Seattle.

On March 5, 2020, representatives from PTAC and Chord Advisors, LLC (whom PTAC engaged to provide financial accounting advisory services on its behalf) had a telephone call with representatives from Porch to review audit history and general IPO readiness.

On March 11, 2020, PTAC held its first quarter 2020 board meeting, during which, among other things, the potential target sourcing process, a SPAC market update, and a detailed potential target pipeline (including Porch), were reviewed with members of the PTAC Board.

On March 20, 2020, Messrs. Hennessy, Beck and Ehrlichman partook in an initial telephone call about Porch’s possible valuation in a business combination transaction and a valuation analysis of comparable companies. Thereafter through April 1, 2020, Messrs. Hennessy, Beck and Ehrlichman participated in several telephone calls to review Porch’s possible valuation in a business combination transaction and a valuation analysis of comparable companies. Mr. Ehrlichman and Porch senior management regularly consulted with FT during this period to assist with evaluation of the proposed business combination and related valuations of Porch.

On March 23, 2020, Mr. Hennessy communicated via email to the PTAC Board and PTAC’s senior advisors that he and Mr. Beck had held telephone calls with each member of the PTAC Board and PTAC’s senior advisors to discuss a revised list of the Potential Targets and provided a document showing PTAC’s three (3) shortlisted companies, which included a company overview, financial metrics, strengths, weaknesses, opportunities and threats analysis, and an initial view on the impact of COVID-19, for each such company. Mr. Hennessy noted that companies had been removed from the shortlist for a variety of reasons, including macroeconomic uncertainty, COVID-19 business disruption, and maturity of the business.

On March 25, 2020, Mr. Ehrlichman presented the Porch executive summary to Margaret Whelan, a member of the PTAC Board, as well as Messrs. Hennessy and Beck.

On April 1, 2020, PTAC sent its first indication of interest (as revised, the “IOI”) to Porch, and Messrs. Hennessy and Beck sent an update email to the PTAC Board and PTAC’s senior advisors on the status of the IOI, noting that Messrs. Hennessy and Beck have had ongoing and active discussions with Mr. Ehrlichman and have progressed the discussions on Porch valuation with the assistance of the financial services firm Northland Securities, Inc., which, among other things, performed capital markets and valuation advisory work with respect to Porch, including by putting together a detailed valuation overview of comparable public companies.

On April 2, 2020, PTAC sent a revised IOI to Porch based on negotiations and feedback on telephone calls with Mr. Ehrlichman. The revised draft generally addressed valuation and structural considerations (including with respect to the pro forma capitalization of Porch, the timing and logistics of the wall-cross process with respect to key PIPE investors, and the size and structure of the management incentive plan). Mr. Ehrlichman shared the April 2, 2020 IOI with the Porch Board on the date it was received and the Porch Board discussed the IOI and potential transaction contemplated thereby at its meetings on April 3, April 10 and April 17. During this period, Mr. Ehrlichman and members of the Porch senior management continued to consult with FT regarding evaluation of the IOI.

On April 6, 2020, Mr. Hennessy informed the PTAC Board and PTAC’s senior advisors that he had received feedback that Porch’s board of directors was in favor of progressing to a letter of intent, subject to some outstanding minor points.

On April 9, 2020, Mr. Ehrlichman presented the Porch executive summary to the full PTAC Board and PTAC’s senior advisors, as part of their analysis and approval process with respect to proceeding to a detailed letter of intent.

On April 10, 2020, PTAC sent an initial draft letter of intent to Porch (as revised, the “LOI”).

On April 21, 2020, following discussions with Mr. Ehrlichman regarding desired changes to the terms of the LOI, PTAC sent a revised LOI to Porch. The revised draft generally addressed valuation and purchase price-related items, the structure of the earnout, matters related to the PIPE Investment, governance, and conditions of, and timeline to, signing of the definitive documentation, removal of proposed indemnification constructs and closing of the business combination.

On April 24, 2020, following discussions with Mr. Ehrlichman regarding desired changes to the terms of the LOI, PTAC provided Porch with a further revised LOI, with revisions generally focused on the minimum cash condition provision. On the same day, Messrs. Hennessy and Beck also sent an update email to the PTAC Board and PTAC’s senior advisors on the status of the LOI.

On April 30, 2020, the Porch Board formed a special committee (the “Porch Special Committee”) comprised of the following members of the Porch Board: Joe Hanauer, Alan Pickerill, Asha Sharma, Mike Baldwin, and Dennis Haydon, to independently evaluate the transaction without potential conflicts and to be able to devote time to the process of negotiating and evaluating the transactions proposed in the April 24, 2020 LOI. The Porch

Special Committee engaged Sidley Austin LLP (“Sidley”) and Houlihan Lokey Capital (“HL”) as special advisors to evaluate the potential transaction and met approximately 25 times to discuss the LOI and potential transaction over the month of May. Sidley and HL engaged in discussions with Porch management, PTAC and PTACs legal and capital markets advisors in connection with the proposed transaction.

On May 1, 2020, PTAC provided Porch with a revised LOI, along with an exclusivity agreement, and had a call with members of the Porch Special Committee. On the same date, Porch executed the exclusivity agreement, granting an initial 15 day exclusivity period to PTAC (until May 15, 2020), and Messrs. Hennessy and Beck sent an update email to the PTAC Board and PTAC’s senior advisors on the status of the LOI.

During this initial 15 day exclusivity period, Porch provided access to some limited diligence information that was reviewed by PTAC and its advisors.

On May 12, 2020, Sidley and HL presented the results of their preliminary review of the proposed transaction to the Porch Special Committee.

On May 14, 2020, the Porch Special Committee delivered a letter to the Porch Board recommending that management of Porch proceed with pursuit of the proposed transaction with PTAC, with a focus on certain key issues, including ensuring sufficient cash proceeds from the transaction to pay down existing indebtedness and provide for Porch’s future growth strategy, managing transaction costs, confirming the timeline for the transaction and revising the structure of the earnout and management incentive plan.

On May 15, 2020, Mr. Ehrlichman and members of the Porch Special Committee, together with Messrs. Hennessy and Beck, discussed the terms of the LOI and the potential transaction, including the recommendations made by the Porch Special Committee in their Letter to the Porch Board.

On May 22, 2020, the Porch Special Committee approved a revised LOI that was sent to PTAC, with revisions focusing on transaction staging and timing to manage expenditures, changes to certain proposed terms of the definitive agreements, additional third party financing commitments, the governance of PTAC following the closing, the structure of the management incentive plan following closing, the structure of the earnout consideration, and the structure of the equity incentives to be provided to Porch management, and certain carve outs to the exclusivity provisions to allow Porch to pursue certain unrelated equity and debt financing activities prior to signing a definitive agreement with PTAC.

On May 25, 2020, Messrs. Hennessy and Beck discussed with Mr. Ehrlichman a response to the revised LOI sent by Porch on May 22, 2020, including pushing back on certain of Porch’s proposals regarding transaction timing and staging and revisions to proposed terms of the definitive agreements.

On May 28, 2020, the Porch Special Committee met and recommended the Porch Board approve sending a revised draft of the LOI to PTAC. The revised draft included revisions generally focused on additional third party financing commitments, the governance of PTAC following the closing, the structure of the management incentive plan following closing, the structure of the earnout consideration, and the equity incentives to be provided to Porch management. The Porch Board met and approved of the revised draft of the LOI proposed to PTAC and the revised LOI was sent to PTAC on the same day.

Following further discussion between PTAC and Porch, the LOI was executed effective as of May 29, 2020 with a 60-day exclusivity provision with automatic extension for an additional 30 days unless PTAC or Porch provided written notice otherwise.

On June 1, 2020, PTAC commenced confirmatory business due diligence and third party legal, financial, accounting, tax, information technology, insurance, benefits and home service industry trends due diligence, and participated in various discussions with representatives of Porch.

On June 2, 2020, PTAC and Porch held an initial due diligence telephone call with representatives from Porch management, Porch’s Board, Sidley, PTAC and certain of PTAC’s advisors (Kirkland & Ellis LLP (“K&E”), Cantor Fitzgerald (“Cantor”), Aon, plc. (“Aon”), CohnReznick LLP, John Burns Real Estate Consulting, LLC, and Chord Advisors, LLC. Porch management presented the Porch executive summary at such meeting.

Throughout the months of June and into July 2020, Porch, PTAC and their respective advisors participated in a number of due diligence telephone calls and exchanged due diligence materials, including in the areas of legal, financial, information technology, tax, insurance, employee benefits and home service industry trends.

Throughout the months of June and into July 2020, the Porch Special Committee met approximately ten times to discuss the transaction and various negotiations with respect thereto.

Through the months of May, June and July 2020, Mr. Ehrlichman and Valor Equity Partners (“Valor”), a significant shareholder of Porch, engaged in discussions directly and through their respective counsel regarding the provision of a Support Agreement from Valor in connection with the proposed transaction as well as effectuation of the Preferred Stock Conversion. The result of these conversion was the entry into the Valor-Ehrlichman Agreement as further described in “Interests of Porch Directors and Executive Officers in the Merger — Transaction with Valor and Ehrlichman.”

On June 16, 2020, PTAC held its second quarter board meeting, during which the LOI was reviewed, a transaction status update was given, Porch’s PIPE investor presentation was reviewed, and other backup targets were discussed.

On June 17, 2020, Messrs. Hennessy and Beck held an introductory call with Mr. Marty Heimbigner, the new Chief Financial Officer of Porch.

On June 24, 2020, K&E, counsel to PTAC, spoke with Sidley, counsel to Porch, to discuss accelerating the timeline to execution of the definitive documentation, allocation of drafting responsibilities and certain other topics. On June 26, 2020, Mr. Hennessy and Mr. Beck of PTAC, certain representatives of Porch, including Mr. Ehrlichman, and certain other third party advisors, including K&E and Sidley, attended a virtual meeting to align on transaction timeline. At this meeting, the parties agreed that K&E would commence drafting the merger agreement for the potential business combination.

On July 6, 2020, PTAC and Porch commenced PIPE investor meetings.

On July 11, 2020, K&E, distributed to Sidley an initial draft of the merger agreement for the potential business combination.

Sidley discussed with the initial draft of the merger agreement several times with Messrs. Ehrlichman and Heimbigner from Porch management and Messrs. Baldwin and Pickerel from the Porch Special Committee.

On July 16, 2020, Mr. Hennessy sent an update email to the PTAC Board and PTAC’s senior advisors on key milestones and other events that would occur leading up to signing definitive documentation for the business combination. He also provided the final version of Porch’s management presentation to be used in the PIPE raise, details on the “over the wall” process in connection with the PIPE raise (including an overview of the makeup of the potential PIPE investors), and that the PIPE raise was likely to be oversubscribed, resulting in an upsize to the PIPE amount. Mr. Hennessy informed the PTAC Board and PTAC’s senior advisors of the parties’ desire to accelerate the timeline to signing of the definitive merger agreement.

On July 17, 2020, Sidley provided K&E its initial comments to the merger agreement. The revised draft generally addressed risk allocation, matters relating to the purchase price and any adjustments or escrows with respect thereto, the structure of the earnout, and also included changes to representations and warranties, covenants, termination provisions and closing conditions.

Over the next week, K&E and Sidley exchanged drafts of the merger agreement and ancillary documents, including disclosure schedules, a registration rights agreement and voting and support agreements in favor of PTAC. The various drafts exchanged reflected divergent views on, among other things, the inclusion of restrictive covenants and a release in the voting and support agreements. K&E and Sidley also participated in a number of discussions by telephone with one another with respect to the merger agreement and the ancillary documents.

Sidley discussed the revised drafts of the merger agreement and ancillary documents several times with Messrs. Ehrlichman and Heimbigner from Porch management and Messrs. Baldwin and Pickerel from the Porch Special Committee as well as other senior members of the Porch management team.

On July 23, 2020, Mr. Ehrlichman hosted a conference call with other representatives from Porch, Mr. Hennessy and Mr. Beck of PTAC, K&E and Sidley, in an attempt to resolve the remaining business issues, which included (a) purchase price adjustment mechanics, (b) components of debt, cash and working capital, (c) elimination of indemnity provisions and (d) the audit process and timeline to closing of the business combination, among others.

On July 23, 2020, Porch closed a refinancing transaction of certain of its existing debt facilities with Runway Growth Capital, LLC, which financing also included provision of additional liquidity to Porch for use in progressing the proposed transaction with PTAC.

On July 24, 2020, the PTAC Board met and received diligence reports and executive summaries (each of which had previously been shared with the PTAC Board and PTAC’s senior advisors) provided by PTAC’s third party advisors. In that meeting, PTAC’s advisors presented a summary of their diligence review and material findings, including CohnReznick LLP with respect to financial, tax and information technology matters, Aon with respect to insurance and employee benefit matters, K&E with respect to legal matters, and John Burns Real Estate Consulting, LLC with respect to home service industry trends. The PTAC Board had an opportunity to ask questions of each advisor during each presentation. Following the presentations, Mr. Hennessy provided the PTAC Board with an overview of the timeline for the business combination, including in respect of Porch’s audited financials and the proxy statement, and provided an update with respect to the PIPE process, which Mr. Hennessy indicated had been ongoing since early July and included meetings with over 45 individual investors, in addition to follow-up meetings, and resulted in an oversubscription by the PIPE investors.

On July 25, 2020, Sidley sent a revised merger agreement to K&E in response to the July 23, 2020 conference call described above. K&E and Sidley discussed the revised draft by telephone on July 25, 2020, and K&E sent additional comments to the merger agreement to Sidley on July 26, 2020.

On July 28, 2020, the parties agreed to increase the size of the PIPE investment PTAC was contemplating to $150 million. As certain institutional investors had indicated an interest to purchase Class A Common Stock at $10 per share for an aggregate amount significantly in excess of $150 million, on July 29, 2020, Cantor informed institutional investors of their proposed allocation amounts.

On July 29, 2020, the PTAC Board met, received an overview of the key aspects of the PIPE process, the key terms of the merger agreement and the resolutions proposed to be adopted by the PTAC Board. At that meeting, K&E provided the PTAC Board with a summary of the key terms of the merger agreement and responded to questions asked by members of the PTAC board. At the July 29, 2020 meeting, the PTAC Board unanimously adopted resolutions (i) determining that it is in the best interests of PTAC for PTAC to enter into the merger agreement and the ancillary agreements, (ii) adopting the merger agreement (with such changes as Mr. Hennessy deemed appropriate) and approving PTAC’s execution and delivery of the merger agreement and the consummation of the transactions contemplated by the merger agreement, the issuance of New Porch common stock in connection with the merger and entry into the ancillary documents including the subscription agreements with the PIPE investors, and (iii) authorizing the calling of a special meeting of PTAC shareholders for the purposes of providing such shareholders an opportunity to effect a redemption and vote upon a number of proposals, including adoption and approval of the merger agreement and the transactions contemplated thereby, among other things, which proposals the PTAC Board determined were in the best interests of PTAC and its shareholders and recommended that its shareholders approve and adopt at such meeting.

On July 29, 2020, the Porch Board met, received an overview of the key aspects of the PIPE process, the key terms of the merger agreement and the resolutions proposed to be adopted by the Porch Board. At that meeting, Sidley and Messrs. Ehrlichman and Heimbigner provided the Porch Board with a summary of the key terms of the merger agreement and responded to questions asked by members of the Porch board. Sidley also presented an overview of the fiduciary duties of the Porch Board and Porch management in the context of the proposed business combination transaction. At the July 29, 2020 meeting, the Porch Board discussed the various benefits and risks associated with the transaction, including the valuation of Porch, the proposed sources and uses of funds (including the variability of outcomes depending on PTAC redemption levels), the relative distribution of proceeds amongst Porch’s shareholders, the pro forma capitalization of the combined company, the closing certainty associated with the transaction, Porch’s general public company readiness, the projected ability to achieve the earnout thresholds, and other aspects of the transaction. After rigorous discussion, the Porch Board unanimously adopted resolutions

(i) determining that it is in the best interests of Porch for Porch to enter into the merger agreement and the ancillary agreements and (ii) adopting the merger agreement and approving Porch’s execution and delivery of the merger agreement and the consummation of the transactions contemplated by the merger agreement and entry into the ancillary documents.

On July 29, 2020 and July 30, 2020, K&E and Sidley continued trading drafts of the merger agreement and certain ancillary agreements, with K&E receiving input from Mr. Hennessy and Mr. Beck of PTAC and CohnReznick LLP, including with respect to certain remaining items in the merger agreement.

On July 30, 2020, PTAC executed subscription agreements for purchases of $150 million in the aggregate amount of Class A Common Stock at $10 per share which would upon closing become shares of common stock of Porch.

On July 30, 2020, Porch signed a refinancing transaction with Cantor Fitzgerald Securities, which closed on October 7, 2020, which provided additional liquidity to Porch for use in progressing the proposed transaction with PTAC.

On July 30, 2020, the parties executed the merger agreement.

On July 31, 2020, a press release was issued announcing the business combination. Shortly thereafter, PTAC filed a current report on Form 8-K attaching, among other things, the merger agreement, press release and investor presentation that was used by PTAC in connection with the sale of its shares to the PIPE investors.

On October 5, 2020, Sidley sent to K&E the initial draft of the first amendment to the merger agreement (the “first amendment”), which contemplated the extension of the outside date for the completion of the merger and the other transactions contemplated by the merger agreement from December 31, 2020 to January 31, 2021 and an amendment to the definition of “Acquisition Amounts” to include any acquisitions completed by Porch prior to the closing of the merger in which Porch common stock is issued as consideration. On October 8, 2020, K&E sent to Sidley a revised draft of the first amendment.

On October 12, 2020, the parties executed the first amendment and extended the outside date from December 31, 2020 to January 31, 2021.

Recommendation of the Porch Board of Directors and Reasons for the Merger

After consideration, the Porch board of directors adopted resolutions determining that the merger, the merger agreement the other transactions contemplated by the merger agreement were advisable and in the best interests of Porch and its stockholders, authorizing and approving the merger, the merger agreement and the transactions contemplated thereby, directing that the merger agreement be submitted to the holders of Porch common stock and preferred stock for consideration. The Porch board of directors recommends that the holders of Porch capital stock accept and approve the merger and adopt the merger agreement and the transactions contemplated thereby by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

In reaching its decision to authorize and approve, and declare advisable, the merger agreement and resolving to recommend that Porch stockholders adopt and approve the merger agreement and thereby accept and approve the merger and the other transactions contemplated by the merger agreement, the Porch board of directors consulted with Porch’s management, as well as its financial and legal advisors, and considered a number of factors, including its knowledge of Porch’s business, operations, financial condition, earnings and prospects, and its knowledge of the financial and capital markets and the risks associated with pursuing an IPO of Porch. Among the various factors that the Porch board of directors considered in favor of its decision are:

•        Other Alternatives.    It is the belief of the Porch board of directors, after review of alternative strategic opportunities from time to time, that the proposed merger represents the best potential transaction for Porch to execute its business plan, create greater value for Porch’s stockholders, while also providing greater liquidity by owning stock in a public company.

•        Advantages Over a Traditional IPO.    Prior to executing the merger agreement, the Porch board of directors considered the alternative of a traditional IPO. The Porch board of directors considered that the merger provided certain advantages over a traditional IPO. In particular, the Porch board of directors considered that, based on available information at the time, including with respect to the conditions of the IPO market for companies of a similar size and industry as Porch, the merger with PTAC was likely to provide for a more time- and cost-effective means to capital with a higher likelihood of completion in light of the committed equity investments, greater valuation certainty and less dilution to Porch’s existing stockholders and would provide potential investors with more extensive information about the prospects of Porch.

•        Terms of the Merger Agreement.    The Porch board of directors considered the terms and conditions of the merger agreement, including but not limited to the nature and scope of the closing conditions and the likelihood of obtaining any necessary regulatory approval, in addition to the transactions contemplated thereby, including the merger.

•        Additional Consideration for Porch Stockholders.    The Porch board of directors considered that, if certain earnout thresholds are achieved prior to the third year anniversary of the closing of the merger (and, for active employees only, if continuous employment requirements are satisfied), holders of the outstanding shares of Porch common stock (other than shares owned by Porch as treasury stock, dissenting shares and restricted shares), the In-The Money Warrants, and the outstanding options, restricted stock units and unvested restricted shares of Porch held by active employees of Porch will be entitled to receive on a pro rata basis a portion of 5,000,000 restricted shares of New Porch common stock. For a detailed description of the earnout, please see the section entitled “The Merger Agreement — Merger Consideration — Earnout consideration” of this proxy statement/consent solicitation statement/prospectus.

•        Size of Post-Combination Company.    The Porch board of directors considered the merger implied enterprise value of approximately $523 million for Porch, providing Porch’s stockholders with the opportunity to go forward with ownership in a public company with a larger market capitalization.

•        Access to Capital.    The Porch board of directors expects that the merger would be a more time- and cost-effective means to access capital, repay a portion of its existing indebtedness and reduce leverage than other options considered, including an IPO.

•        Benefit from Being a Public Company.    The Porch board of directors believes that under new public ownership it will have the flexibility and financial resources to pursue and execute a growth strategy to increase revenues and stockholder value and will benefit from being publicly traded, and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

•        Letter Agreement.    The Porch board of directors considered that, pursuant to the Letter Agreement entered into with PTAC, the Sponsor and each of PTAC’s officers and directors, among other things, agreed to vote any Founder Shares held by them and any shares of PTAC common stock purchased during or after PTAC’s IPO in favor of a proposed initial business combination and not to redeem such shares in connection with such a transaction.

•        Support Agreements.    The Porch board of directors considered that concurrent with the execution of the merger agreement, certain holders representing a majority of each of the Porch preferred stock, the Series B Preferred Stock and the Porch common stock (determined on an as-converted basis) (collectively, the “supporting holders”), executed a written consent pursuant to which all of Porch’s issued and outstanding preferred stock will be converted immediately prior to the merger into shares of Porch common stock in accordance with the Porch charter and entered into support agreements with PTAC. Under the support agreements, the supporting holders agreed, among other things, to execute and deliver written consents with respect to the outstanding shares of Porch common stock held by the supporting holders, which represent approximately 67.7% of the outstanding voting power of Porch common stock (determined on an as-converted basis), adopting the merger agreement and approving the merger, subject to certain exceptions.

•        Amended and Restated Registration Rights Agreement.    The Porch board of directors also considered that, as of the closing of the merger, PTAC will enter into the A&R RRA with the Sponsor, the holders of the Founder Shares, Matt Ehrlichman and certain other holders of New Porch common stock (collectively, the “A&R RRA Parties”). In accordance with the A&R RRA, the A&R RRA Parties and their permitted transferees will be entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights. The A&R RRA also provides that PTAC will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

•        Lock-up.    Pursuant to the A&R RRA, the Sponsor and the holders of the Founder Shares have agreed to be subject to a 1-year lockup in respect of their Founder Shares; Matt Ehrlichman has agreed to be subject to a 1-year lockup in respect of his shares of New Porch common stock; and certain other holders of New Porch common stock have agreed to be subject to a 180-day lockup in respect of their shares of New Porch common stock, in each case subject to certain customary exceptions (including the attainment of certain trading price thresholds). For a more detailed description of the Letter Agreement, the Support Agreements and the A&R RRA, see the section titled “Other Agreements” of this proxy statement/consent solicitation statement/prospectus.

The Porch board of directors also considered the following negative factors:

•        Risk that the Merger may not be Completed.    The Porch board of directors considered the risk that the merger might not be consummated in a timely manner or at all, due to a lack of stockholder approval or failure to satisfy various conditions to closing.

•        Impact on Reputation and Business if the Merger is not Completed.    The Porch board of directors considered the possibility that the merger might not be completed and that there may be an adverse effect of the public announcement of the merger on Porch’s reputation and business in the event the merger is not completed.

•        Expenses and Challenges.    The Porch board of directors considered the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies.

•        Costs of being a Public Company.    The Porch board of directors considered the additional public company expenses and obligations that Porch’s business will be subject to following the merger that it has not previously been subject to.

•        Restrictions on Operations of Porch’s Business.    The Porch board of directors considered the fact that, although Porch will continue to exercise, consistent with the terms and conditions of the merger agreement, control and supervision over its operations prior to the completion of the merger, the merger agreement generally obligates Porch, subject to PTAC’s prior consent (which consent may not be unreasonably withheld, delayed or conditioned), to conduct its business in the ordinary course of business consistent with past practice and in accordance with specified restrictions, which might delay or prevent Porch from undertaking certain business opportunities that might arise pending completion of the merger.

•        Interests of Porch Executive Officers and Directors.    The Porch board of directors considered the fact that certain executive officers and directors of Porch have interests in the merger that may be different from, or in addition to, the interests of Porch stockholders generally, including the manner in which they would be affected by the merger, and the other matters disclosed in the section titled “The Merger — Interests of Porch Directors and Executive Officers in the Merger” beginning on page 163 of this proxy statement/consent solicitation statement/prospectus.

•        Other Risks.    The Porch board of directors considered various other risks associated with the combined organization and the merger, including the risks described in the section titled “Risk Factors.”

The foregoing discussion of the factors considered by the Porch board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Porch board of directors. In reaching its decision to adopt and approve, and declare advisable, the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Porch board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Porch board of directors considered all these factors as a whole, including discussions with, and questioning of, Porch’s management and financial and legal advisors, and, overall, considered these factors to be favorable to, and to support, its determination.

The Porch board of directors concluded that the potentially negative factors associated with the merger were outweighed by the potential benefits that it expected Porch stockholders would receive as a result of the merger, including the belief of the Porch board of directors that the merger would maximize the immediate value of shares of Porch common stock and preferred stock and eliminate the risk and uncertainty affecting the future prospects of Porch, including the potential execution risks associated with an IPO of Porch common stock and preferred stock and pursuing its business plan as a public company. Accordingly, the Porch board of directors determined that the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of Porch and its stockholders, and authorizing and approving, and declaring advisable, the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Porch board of directors recommends that Porch stockholders consent to the Business Combination Proposal.

Recommendation of the PTAC Board of Directors and Reasons for the Merger

PTAC’s board of directors, in evaluating the merger, consulted with PTAC’s management and financial and legal advisors. In reaching its unanimous resolution (i) that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of PTAC and its stockholders and (ii) to recommend that the stockholders adopt the merger agreement and approve the business combination and the transactions contemplated thereby, PTAC’s board of directors considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the merger, PTAC’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. PTAC’s board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of PTAC’s reasons for the merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

In approving the merger, PTAC’s board of directors determined not to obtain a fairness opinion. The officers and directors of PTAC have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with experience and sector expertise of PTAC’s financial advisors, enabled them to make the necessary analyses and determinations regarding the merger. In addition, PTAC’s officers and directors and PTAC’s advisors have substantial experience with mergers and acquisitions.

PTAC’s board of directors considered a number of factors pertaining to the merger as generally supporting its decision to enter into the merger agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

•        Growth Prospects.    Porch is a market leader in an attractive and growing industry with an already successful business and with strong growth prospects within the real estate technology industry;

•        Large Addressable Market.    Porch competes in a total U.S. addressable market estimated at more than $220 billion. As the company pursues other opportunities in the home services market, including expanding into other home services verticals, Porch’s potential addressable market will continue to grow;

•        Strong Unit Economics.    Porch has innovated with a differentiated software pricing model, moving from traditional software-as-a-service (SaaS) fees to monetizing access to consumers provided by the platform, driving significantly more value than the traditional SaaS pricing model;

•        Due Diligence.    Due diligence examinations of Porch and discussions with Porch’s management and PTAC’s financial and legal advisors concerning PTAC’s due diligence examination of Porch;

•        Financial Condition.    PTAC’s board of directors also considered factors such as Porch’s historical financial results, outlook, financial plan and debt structure, as well as the financial profiles of publicly traded companies in the real estate technology industry and adjacent markets and certain relevant information with respect to companies that had been acquisition targets or received equity financings in transactions similar to the merger. In considering these factors, PTAC’s board of directors reviewed Porch’s recent growth in certain key financial metrics (including certain subscriber and revenue metrics), the current prospects for growth if Porch achieved its business plans and various historical and current balance sheet items for Porch. In reviewing these factors, PTAC’s board of directors noted that Porch was well-positioned in its industry for strong future growth;

•        Experienced and Proven Management Team.    Porch has a strong management team and the senior management of Porch (including the founders of Porch) intend to remain with New Porch in the capacity of officers and/or directors, which will provide helpful continuity in advancing Porch’s strategic and growth goals;

•        Lock-Up.    The Chief Executive Officer, co-founder and largest stockholder of Porch has agreed to be subject to a 1-year lock-up in respect of his shares of New Porch common stock, and certain other significant Pre-Closing Holders of Porch have agreed to be subject to a 180 day lockup in respect of their shares of New Porch common stock;

•        Other Alternatives.    PTAC’s board of directors believes, after a thorough review of other business combination opportunities reasonably available to PTAC, that the proposed merger represents the best potential business combination for PTAC and the most attractive opportunity for PTAC’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and PTAC’s board of directors’ belief that such process has not presented a better alternative; and

•        Negotiated Transaction.    The financial and other terms of the merger agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between PTAC and Porch.

PTAC’s board of directors also considered a variety of uncertainties and risk and other potentially negative factors concerning the merger including, but not limited to, the following:

•        Macroeconomic Risks.    Macroeconomic uncertainty and the effects it could have on the combined company’s revenues;

•        Redemption Risk.    The potential that a significant number of PTAC stockholders elect to redeem their shares prior to the consummation of the merger and pursuant to PTAC’s Existing Charter, which would potentially make the merger more difficult or impossible to complete;

•        Stockholder Vote.    The risk that PTAC’s stockholders may fail to provide the respective votes necessary to effect the merger;

•        Closing Conditions.    The fact that the completion of the merger is conditioned on the satisfaction of certain closing conditions that are not within PTAC’s control;

•        Litigation.    The possibility of litigation challenging the merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the merger;

•        Listing Risks.    The challenges associated with preparing Porch, a private entity, for the applicable disclosure and listing requirements to which PTAC will be subject as a publicly traded company on the NASDAQ;

•        Benefits May Not Be Achieved.    The risks that the potential benefits of the merger may not be fully achieved or may not be achieved within the expected timeframe;

•        Liquidation of PTAC.    The risks and costs to PTAC if the merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in PTAC being unable to effect a business combination by May 26, 2021;

•        Costs Savings and Growth Initiatives May Not be Achieved.    The risk that the cost savings and growth initiatives may not be fully achieved or may not be achieved within the expected timeframe;

•        No Third-Party Valuation.    The risk that PTAC did not obtain a third-party valuation or fairness opinion in connection with the merger;

•        PTAC Stockholders Receiving a Minority Position in Porch.    The risk that PTAC stockholders will hold a minority position in Porch; and

•        Fees and Expenses.    The fees and expenses associated with completing the merger.

In addition to considering the factors described above, PTAC’s board of directors also considered other factors including, without limitation:

•        Interests of Certain Persons.    Some officers and directors of PTAC may have interests in the merger. See the section titled “— Interests of PTAC’s Directors and Officers in the Merger” beginning on page 162 of this proxy statement/consent solicitation statement/prospectus.

•        Other Risks Factors.    Various other risk factors associated with the business of Porch, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement.

PTAC’s board of directors concluded that the potential benefits that it expected PTAC and its stockholders to achieve as a result of the merger outweighed the potentially negative and other factors associated with the merger. PTAC’s board of directors also noted that the PTAC stockholders would have a substantial economic interest in the combined company (depending on the level of PTAC stockholders that sought redemption of their Class A Common Stock into cash). Accordingly, PTAC’s board of directors unanimously determined that the merger and the transactions contemplated by the merger agreement, were advisable and in the best interests of PTAC and its stockholders.

Satisfaction of 80% Test

The NASDAQ rules require that PTAC’s initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in the Trust Account) at the time of PTAC’s signing a definitive agreement in connection with its initial business combination. As of July 30, 2020, the date of the execution of the merger agreement, the value of the net assets held in the Trust Account was approximately $173,211,747 million (excluding approximately $6,037,500 of deferred underwriting discount held in the Trust Account) and 80% thereof represents approximately $138,569,398. In reaching its conclusion that the merger meets the 80% asset test, the PTAC’s board of directors used as a fair market value the enterprise value of approximately $523 million, which was implied based on the terms of the transactions agreed to by the parties in negotiating the merger agreement. The enterprise value consists of an implied equity value of approximately $728 million and approximately $205 million of net cash. In determining whether the enterprise value described above represents the fair market value of Porch, PTAC’s board of directors considered all of the factors described in this section and the section of this proxy statement/consent solicitation statement/prospectus entitled “The Merger Agreement” and the fact that the purchase price for Porch was the result of an arm’s length negotiation. As a result, the PTAC’s board of directors concluded that the fair market value of the business acquired was significantly in excess of 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in the Trust Account).

Interests of PTAC’s Directors and Officers in the Merger

In considering the recommendation of the board of directors of PTAC to vote in favor of approval of the Business Combination Proposal, the Charter Proposals and the other proposals, stockholders should keep in mind that certain members of the board of directors and executive officers of PTAC and the Sponsor, including their directors and executive officers, have interests in such proposals that are different from, or in addition to, those of PTAC stockholders generally. In particular:

•        If the merger or another business combination is not consummated by May 26, 2021, PTAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Class A Common Stock for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 4,312,500 Founder Shares held by the Sponsor, our directors and our senior advisor, which was acquired for an aggregate purchase price of $25,000 (and a subsequent dividend thereon) prior to the PTAC’s IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an estimated aggregate market value of $               based upon the closing price of $               per public share on the NASDAQ on              , 2020, the PTAC record date.

•        The Sponsor purchased an aggregate of 5,700,000 Private Placement Warrants from PTAC for an aggregate purchase price of $5.7 million (or $1.00 per warrant) in a private placement. These purchases took place on a private placement basis simultaneously with the consummation of PTAC’s IPO. A portion of the proceeds PTAC received from these purchases were placed in the Trust Account. Such warrants had an estimated aggregate value of $               based on the closing price of $               per public warrant on the NASDAQ on               , 2020, the PTAC record date. The Private Placement Warrants will become worthless if PTAC does not consummate a business combination by May 26, 2021.

•        Thomas D. Hennessy will be a member of the board of directors of New Porch after the closing of the merger. As such, in the future Mr. Hennessy will receive any cash fees, stock options or stock awards that the New Porch board of directors determines to pay to its non-executive directors.

•        Margaret Whelan will be a member of the board of directors of New Porch after the closing of the merger. As such, in the future Ms. Whelan will receive any cash fees, stock options or stock awards that the New Porch board of directors determines to pay to its non-executive directors.

•        If PTAC is unable to complete a business combination within the required time period, its executive officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by PTAC for services rendered or contracted for or products sold to PTAC. If PTAC consummates a business combination, on the other hand, PTAC will be liable for all such claims.

•        PTAC’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on PTAC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if PTAC fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, PTAC may not be able to reimburse these expenses if the merger or another business combination, are not completed by May 26, 2021.

•        The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Interests of Porch Directors and Executive Officers in the Merger

Transaction with Valor and Ehrlichman

On July 30, 2020, an affiliate of Valor Equity Partners (“Valor”) and Matt Ehrlichman entered into an agreement (the “Valor-Ehrlichman Agreement”) pursuant to which Valor agreed to execute a Support Agreement on or about July 30, 2020, pursuant to which Valor agreed to execute and deliver a written consent with respect to shares of Porch capital stock held by Valor adopting the merger agreement and approving the merger, subject to limited exceptions. In exchange, Ehrlichman agreed, immediately prior to the closing of the merger, to transfer to Valor an amount of Porch common stock held by him equal to $9.5 million (as determined by dividing such amount by the lower of (a) the closing price of Class A Common Stock on the business day prior to the delivery of the allocation schedule pursuant to the merger agreement and (b) $10). Additionally, in the event the total amount of the merger consideration payable to Valor pursuant to the merger agreement (net of warrant and option exercise prices) is less than $44.2 million (such difference, the “Shortfall”), Ehrlichman will transfer to Valor, immediately prior to the closing of the merger, an amount of Porch common stock held by him equal to the Shortfall (as determined by dividing the amount of the Shortfall by the lower of (x) the closing price of the Class A Common Stock on the business day preceding the closing of the merger and (y) $10). At the closing of the merger, Ehrlichman will also make a payment of $4.0 million cash to Valor, subject to adjustment for cash proceeds received by Valor as merger consideration only with respect to the shares of Porch common stock transferred to Valor under the Valor-Ehrlichman Agreement. Valor has also agreed to transfer to Ehrlichman all Earnout Shares issued to Valor in consideration for the Porch common stock transferred by Ehrlichman to Valor pursuant to the Valor-Ehrlichman Agreement. For additional information with respect to the Support Agreements, please see “Other Agreements — Support Agreements.”

REGULATORY APPROVAL REQUIRED FOR THE MERGER

Completion of the merger is subject to regulatory approval under the HSR Act. PTAC and Porch agreed to use their reasonable best efforts to obtain required regulatory approval and to request early termination of any waiting period under the HSR Act. Early termination of the waiting period under the HSR Act was obtained, effective as of August 26, 2020, and notice of the same was subsequently posted to the FTC website.

Under the HSR Act, and related rules, the transactions may not be completed until notifications have been filed with and certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and all statutory waiting period requirements have been satisfied. PTAC and Porch file Notification and Report Forms with the Antitrust Division and the FTC on August 18, 2020.

At any time before or after the completion of the merger, the Antitrust Division or the FTC could take action under the U.S. antitrust laws, including seeking to prevent the merger, to rescind the merger or to clear the merger subject to the divestiture of assets of PTAC or Porch or subject the transactions to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest including without limitation seeking to enjoin the completion of the transactions or permitting completion subject to the divestiture of assets of PTAC or Porch or other remedies. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the transactions on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.

There can be no assurances that the regulatory approval discussed above will be received on a timely basis, or as to the ability of PTAC and Porch to obtain the approval on satisfactory terms or the absence of litigation challenging such approvals.

ACCOUNTING TREATMENT

The merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, PTAC will be treated as the “acquired” company for accounting purposes and the business combination will be treated as the equivalent of Porch issuing stock for the net assets of PTAC, accompanied by a recapitalization. The net assets of PTAC will be stated at historical cost, with no goodwill or other intangible assets recorded.

Porch has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        Porch’s existing shareholders will have the greatest voting interest in the combined entity under the no redemption and maximum redemption scenarios with over 54.5% and 69.5% voting interest, respectively;

•        The largest individual minority stockholder of the combined entity is an existing shareholder of Porch;

•        Porch’s existing directors and individuals designed by existing Porch stockholders will represent the majority of the New Porch board of directors;

•        Porch’s senior management will be the senior management of New Porch; and

•        Porch is the larger entity based on historical revenue and has the larger employee base.

Other factors were considered, including the purpose and intent of the merger, noting that the preponderance of evidence as described above is indicative that Porch is the accounting acquirer in the merger.

PUBLIC TRADING MARKETS

Class A Common Stock is listed on the NASDAQ under the symbol “PTAC.” PTAC’s warrants are listed on the NASDAQ under the symbol “PTACW.” PTAC’s units are listed on the NASDAQ under the symbol “PTACU.” Following the merger, New Porch common stock (including common stock issuable in the merger) will be listed on the NASDAQ under the symbol “PRCH.”

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/consent solicitation statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about PTAC or Porch. Such information can be found elsewhere in this proxy statement/consent solicitation statement/prospectus.

Effects of the Merger

As a result of the merger, Merger Sub will merge with and into Porch, with Porch surviving the merger as a wholly owned subsidiary of PTAC. The certificate of incorporation and the bylaws, each substantially in the forms set forth in Exhibit J to the merger agreement, will be the certificate of incorporation and bylaws (respectively) of the surviving company.

Merger Consideration

Consideration; Conversion of Shares.    Under the terms of the merger agreement, each share of Porch preferred stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by Porch as treasury stock, dissenting shares and restricted shares) will be converted into a number of shares of Porch common stock in accordance with the Porch charter. The Porch Seed Preferred Stock, Porch Series A Preferred Stock, Porch Series A-1 Preferred Stock, Porch Series A-2 Preferred Stock and Porch Series C Preferred Stock will be converted to Porch common stock on a one-to-one basis. The Porch Series B Preferred Stock will be converted to Porch common stock at an exchange ratio of approximately 1.0035:1.

At the effective time of the merger, each outstanding share of Porch common stock, including common stock held by prior owners of Porch preferred stock (other than shares owned by Porch as treasury stock, dissenting shares and restricted shares) and each outstanding In-The-Money Warrant will be cancelled and converted into the right to receive a pro rata portion of (i) aggregate cash consideration of up to $30 million, as determined pursuant to the Cash Consideration Adjustment (as described in the following paragraph), (ii) a number of shares of New Porch common stock equal to (a) $471.5 million, net of adjustments for Porch’s net working capital, indebtedness, debt-like items and cash on hand and certain transaction expenses minus the aggregate amount of cash paid in clause (i) divided by (b) the Reference Price. Additionally, holders of the outstanding shares of Porch common stock (other than shares owned by Porch as treasury stock, dissenting shares and restricted shares), the In-The Money Warrants, and the outstanding options, restricted stock units and unvested restricted shares of Porch held by active employees of Porch will receive on a pro rata basis a portion of 5,000,000 restricted shares of New Porch common stock that will vest if PTAC achieves certain earnout thresholds prior to the third anniversary of the closing of the merger and, for active employees only, if continuous employment requirements are satisfied. Any resulting fractional shares of New Porch common stock will instead be paid in cash in an amount equal to the fractional amount multiplied by the Reference Price.

The aggregate amount of cash that will be included in the closing consideration will be determined based upon the table set forth below (the “Cash Consideration Adjustment”). For purposes of the merger agreement, “Net Cash” will be determined based on: (a) the amount of cash available to PTAC from the Trust Account after giving effect to the redemption of PTAC common stock, plus (b) the proceeds of the PIPE Investment, plus (c) to the extent Porch completes any business acquisitions (whether by means of merger, equity purchase, asset purchase or other similar transaction) and/or any minority equity investments between the date of the merger agreement and prior to the closing of the merger, the total amount of consideration paid or deemed to have been paid by Porch in all such acquisitions and minority equity investments (whether paid in cash, through the assumption of debt or through the issuance of shares of Porch common stock) (such amounts, “Acquisition Amounts”) (d) the cash and cash equivalent balances available to Porch and its subsidiaries at the closing of the merger, minus (e) the aggregate amount of outstanding indebtedness of Porch that is anticipated to be repaid at the closing of the merger other than Porch’s existing senior secured loan made by Runway Growth Credit Fund, Inc. (the “Runway Loan”) and minus (f) the amount of expenses associated with the merger and the transactions contemplated by the merger agreement that will be repaid the closing of the merger in accordance with the terms of the merger agreement (which, for purposes of calculating Net

Cash, excludes an estimated $8.25 million in fees payable by PTAC and its affiliates in connection with the PIPE Investment). See “— Covenants and Agreements — Repayments of Indebtedness” for information with respect to the repayment of the Runway Loan.

Net Cash	$180,999,999 or lower	$181,000,000 to 190,999,999	$191,000,000 to 200,999,999	$201,000,000 to 210,999,999	$211,000,000 to 220,999,999	$221,000,000 to 230,999,999	$231,000,000 and above
Aggregate Cash Consideration	$10,000,000	$13,333,333	$16,666,667	$20,000,000	$23,333,333	$26,666,667	$30,000,000

In addition, as of the effective time, (i) each Porch Option (whether vested or unvested) held by a Pre-Closing Holder who is providing services to Porch immediately prior to the effective time will convert into an option to receive a number of shares of New Porch common stock equal to the number of shares of Porch common stock subject to such option immediately prior to such conversion, multiplied by the Exchange Ratio, rounded down to the nearest whole share, and at an exercise price per share of New Porch common stock equal to the exercise price per share of Porch common stock subject to such option divided by the Exchange Ratio, rounded up to the nearest whole cent; (ii) each Porch Option that is outstanding at such time and held by a Pre-Closing Holder who is not then providing services to Porch will be converted into a number of shares of Porch common stock equal to the number of shares of Porch common stock subject to such option immediately prior to the effective time, to the extent vested and exercisable, minus (a) the number of shares of Porch common stock equal to the aggregate exercise price of such option and applicable withholding taxes payable upon the exercise thereof multiplied by (b) (1) the aggregate value of the consideration to be allocated to holders of Porch common stock at the effective time divided by (2) the aggregate number of shares of Porch common stock entitled to receive merger consideration, rounded down to the nearest whole share; (iii) each Porch RSU will convert into the right to receive an award of restricted stock units denominated in a number of shares of New Porch common stock equal to the number of shares of Porch common stock subject to such Porch RSU multiplied by the Exchange Ratio, rounded down to the nearest whole share; and (iv) each outstanding Porch Restricted Share will convert into the right to receive an award of restricted shares denominated in a number of shares of New Porch common stock equal to the number of shares of Porch common stock subject to such Porch Restricted Share multiplied by the Exchange Ratio, rounded down to the nearest whole share.

The conversion of Porch common stock and In-The-Money Warrants into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, New Porch will exchange certificates representing shares of Porch common stock and preferred stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement.

Earnout consideration.    Upon consummation of the merger, PTAC will also issue or cause to be issued to the Pre-Closing Holders of Porch an aggregate of 5.0 million restricted shares of New Porch common stock (subject to vesting, forfeiture and certain other restrictions (including on transfer) set forth in the merger agreement (the “Earnout Shares”)). With respect to the Earnout Shares: (i) one-third (1/3) of the Earnout Shares will vest if the closing price of the New Porch common stock is greater than or equal to $18.00 over any 20 Trading Days (as defined in the merger agreement) within any 30 consecutive Trading Day period, (ii) one-third (1/3) of the Earnout Shares will vest if the closing price of the New Porch common stock is greater than or equal to $20.00 over any 20 Trading Days within any 30 consecutive Trading Day period, (iii) one-third (1/3) of the Earnout Shares will vest if the closing price of the New Porch common stock is greater than or equal to $22.00 over any 20 Trading Days within any 30 consecutive Trading Day period, in each case, prior to the expiry of three (3) years from the closing of the merger (the “Earnout Period”). In addition, if there is a sale of PTAC prior to the expiration of the Earnout Period that will result in the holders of New Porch common stock receiving a price per share equal to or in excess of the applicable price per share thresholds described above, then Earnout Shares will vest in connection with such sale of Porch in the manner set forth in the merger agreement.

Closing and Effective Time of the Merger

The closing of the merger (the “closing”) shall take place at 10:00 a.m., Eastern time (i) at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022 or (ii) by electronic exchange of executed documents, the date which is three (3) business days after the first date on which all of the closing conditions have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver thereof) or such other time and place as PTAC and Porch may mutually agree. (such date, the “closing date”). See “The Merger Agreement — Conditions to the Merger” beginning on page 179 for a more complete description of the conditions that must be satisfied prior to closing.

On the closing date, PTAC and Porch will effect the merger by filing a certificate of merger with the Secretary of State of the State of Delaware, and the merger will become effective at the time the certificate of merger has been accepted for filing by the Secretary of State of the State of Delaware or at such later time as may be agreed by PTAC and Porch in writing and specified in such certificate of merger in accordance with the DGCL. The time at which the merger becomes effective is sometimes referred to in this proxy statement/consent solicitation statement/prospectus as the “effective time.”

As of the date of this proxy statement/consent solicitation statement/prospectus, the parties expect that the merger will be effective during the fourth quarter of 2020. However, there can be no assurance as to when or if the merger will occur.

If the merger is not completed by January 31, 2021 or if PTAC has obtained stockholder approval for an extension to the deadline by which it must complete its first business combination and amended its organizational documents accordingly, May 26, 2021 (the “termination date”), the merger agreement may be terminated by either PTAC or Porch. A party may not terminate the merger agreement pursuant to the provision described in this paragraph if the failure of the closing to occur by the termination date is due primarily to the failure of the party seeking to terminate the merger agreement to fulfil any obligations of such party set forth in the merger agreement. See “The Merger Agreement — Termination” beginning on page 180.

Treatment of Porch Equity Awards

•        Company Options Held by Current Service Providers.    As of the effective time, each outstanding option of Porch (whether vested or unvested) whose holder is providing services to Porch immediately prior to the effective time will convert into an option to receive a number of shares of New Porch common stock equal to the number of shares of Porch common stock subject to such option immediately prior to such conversion, multiplied by the Exchange Ratio, rounded down to the nearest whole share, and at an exercise price per share of New Porch common stock equal to the exercise price per share of Porch common stock subject to such option divided by the Exchange Ratio, rounded up to the nearest whole cent;

•        Company Options Held by Former Service Providers.    Immediately prior to the effective time, each Porch Option that is outstanding at such time and held by a Pre-Closing Holder who is not then providing services to Porch will be converted into a number of Porch common stock equal to the number of shares of Porch common stock subject to such option immediately prior to the effective time, to the extent vested and exercisable, minus (a) the number of shares of Porch common stock equal to the aggregate exercise price of such option and applicable withholding taxes payable upon the exercise thereof multiplied by (b) (i) the aggregate value of the consideration to be allocated to holders of Porch common stock at the effective time divided by (ii) the aggregate number of shares of Porch common stock entitled to receive merger consideration, rounded down to the nearest whole share;

•        Company RSUs.    As of the effective time, a Porch RSU will convert into the right to receive an award of restricted stock units denominated in a number of shares of New Porch common stock equal to the number of shares of Porch common stock subject to such Porch RSU multiplied by the Exchange Ratio, rounded down to the nearest whole share;

•        Company Restricted Shares.    As of the effective time, each outstanding Porch Restricted Share will convert into the right to receive an award of restricted shares denominated in a number of shares of New Porch common stock equal to the number of shares of Porch common stock subject to such Porch Restricted Share multiplied by the Exchange Ratio, rounded down to the nearest whole share; and

•        each active employee of Porch who is a Pre-Closing Holder who holds a Porch Option, Porch RSUs and/or Porch Restricted Shares will receive such holder’s allocation of the Earnout Shares (as defined below) (subject to a continuous employment requirement).

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger.    Porch has agreed that, from and after the date of the merger agreement until the earlier of its closing or termination, it shall, and shall cause its subsidiaries to, except as set forth in the merger agreement, but only to the extent reasonable and prudent in light of the business of Porch and its subsidiaries (collectively “the Group Companies”) and, where applicable, the circumstances giving rise to COVID-19 Changes (as defined in the merger agreement), operate their respective business in the ordinary course.

In addition to the general covenants above, Porch has agreed that from and after the date of the merger agreement until the earlier of its closing or termination, subject to specified exceptions set forth in the merger agreement, it shall not, and shall cause its subsidiaries not to, without the written consent of PTAC (which may not be unreasonably withheld, conditioned or delayed):

•        declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of any Group Company’s equity securities, or repurchase, redeem, or otherwise acquire, any outstanding equity securities of any Group Company;

•        merge, consolidate, combine or amalgamate any Group Company with any person or purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity security in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business entity or organization or division thereof;

•        adopt any amendments, supplements, restatements or modifications to or otherwise terminate any Group Company’s governing documents or the Company Shareholder Agreements (as defined in the merger agreement);

•        (A) sell, assign, abandon, let lapse, lease, license or otherwise dispose of any material assets or properties of the Group Companies (including any intellectual property); (B) create, subject or incur any lien on any material assets or properties of the Group Companies; or (C) disclose any trade secrets of the Group Companies or any source code;

•        (A) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a lien, (1) any equity securities of any Group Company or (2) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any equity securities of any Group Company, or (B) adjust, split, combine or reclassify any equity securities of any Group Company or other rights exercisable therefor or convertible into;

•        incur, create or assume any indebtedness for borrowed money;

•        make any loans, advances or capital contributions to, or guarantees for the benefit of, or any equity or other investments in, any person;

•        except as required by any disclosed Employee Benefit Plan (as defined in the merger agreement) of the Group Companies, as is in the ordinary course of business or in connection with the adoption of the “Management Carve-Out Plan” (as defined in the merger agreement), (A) amend, modify, adopt, enter into or terminate any material Employee Benefit Plan of the Group Companies, (B) increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of the Group Companies, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of the Group Companies, (D) hire, engage or terminate (other than for cause), furlough or temporarily layoff any director, manager, officer, employee, individual independent contractor or other service provider of the Group Companies whose annual base compensation exceeds $250,000, (E) amend, modify, negotiate, adopt, enter into, extend, renew or terminate any collective bargaining agreement or other Contract with any labor organization, works council or labor union, employee delegate, representative or other employee collective group that is representing any employee of a Group Company, (F) recognize or certify any labor organization, works council, labor union or group of employees of the Group Companies as the bargaining representative for any employees of a Group Company, (G) engage in or announce any employee layoffs, furloughs, reductions in force, reductions in compensation, hours or benefits, work schedule changes or similar actions that could implicate the Worker Adjustment Retraining and Notification Act

of 1988, or (H) waive or release any noncompetition, nonsolicitation, no-hire, nondisclosure, or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service providers of the Group Companies;

•        make, change or revoke any material election concerning taxes, adopt or change any accounting method concerning taxes, change any tax accounting period, materially amend any material tax return, enter into any material tax closing agreement, settle or surrender any material tax proceeding, fail to pay any material tax when due (including any material estimated Tax payments), or claim any Tax credits under Section 2301 of the Cares Act;

•        take any action or knowingly fail to take any action that could reasonably prevent or impede the merger from qualifying for the Intended Tax Treatment (as defined in the merger agreement);

•        change any member of the Group Companies’ methods of accounting or accounting practices, except as required by GAAP;

•        enter into any settlement, conciliation or similar contract, in respect of a proceeding that is brought by any Pre-Closing Holder with respect to the transactions contemplated by the merger agreement;

•        authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any of the Group Companies;

•        change any insurance policy or plan of a Group Company in effect as of the date of the merger agreement or allow such policy or plan to lapse, in each case without using commercially reasonable efforts to obtain a reasonable replacement thereof;

•        enter into, amend, waive or terminate any Pre-Closing Holder related party transactions;

•        (A) change in any material respect any cash management practices and policies or practices regarding the collection of accounts receivable, the payment of accounts payable, establishment of reserves for uncollectible accounts or otherwise seek to generate revenue outside the ordinary course of business, (B) accelerate the collection of accounts receivables or defer any accounts payable, outside the ordinary course of business, (C) change, modify, or write-off as uncollectible any notes or accounts receivable of the Group Companies, or (D) take any other material action outside the ordinary course of business with respect to the working capital of the Group Companies;

•        enter into any contract to take any of the actions set forth under the foregoing.

•        PTAC has agreed to a more limited set of restrictions on its business prior to the effective time of the merger. Specifically, PTAC has agreed that except as expressly contemplated or permitted by the merger agreement or as required by law and subject to certain specified exceptions, it shall not, without the written consent of Porch (which may not be unreasonably withheld, conditioned or delayed):

•        adopt any amendments, supplements, restatements or modifications to that certain Investment Management Trust Account Agreement, dated November 21, 2019, by and between PTAC and CST, as trustee (the “Trust Agreement”) or the governing documents of PTAC or any of its subsidiaries;

•        declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any equity securities of PTAC or any of its subsidiaries, or repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding equity securities of PTAC or any of its affiliates;

•        incur, create or assume any indebtedness for borrowed money;

•        make any loans or advances to, or capital contributions in, any other person, other than to, or in, PTAC or any of its subsidiaries;

•        issue any equity securities of PTAC or any of its subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to equity securities of the forgoing of any of PTAC or any of its wholly-owned subsidiaries;

•        enter into, renew, modify or revise any PTAC related party transaction;

•        authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

•        take any action that would reasonably be expected to significantly delay or impair (A) the timely filing of any of its public filings with the SEC, (B) its compliance in all material respects with applicable securities Laws or (C) the listing of the New Porch common stock on NASDAQ; or

•        enter into any contract to take any of the actions set forth under the foregoing.

Efforts to Consummate, HSR Act and Regulatory Approvals.    Each of PTAC and Porch have agreed to use its reasonable best efforts to take all action to consummate and make effective the transactions contemplated by the merger agreement and to use reasonable best efforts to obtain consents of all governmental entities necessary to consummate the transactions contemplated by the merger agreement and ancillary documents thereto.

PTAC and Porch have agreed to (i) make an appropriate filing or take any required actions pursuant to the HSR Act with respect to the transactions contemplated by the merger agreement within 10 business days after the date of the merger agreement, (ii) request for early termination of the waiting period thereunder (which was obtained, effective as of August 26, 2020). and (iii) respond as promptly as practicable to any requests by any governmental entity for additional information and documentary material that may be requested pursuant to the HSR Act; and (iii) promptly inform each other of any communication each has with any governmental entity regarding any of the transactions contemplated by the merger agreement. PTAC and Porch and their respective affiliates also agreed not to extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any governmental entity not to consummate the transactions contemplated by the merger agreement, except with the prior written consent of PTAC and Porch. PTAC agreed to take all actions required by any governmental entity in connection with the filing pursuant to the HSR Act to expeditiously consummate the transactions contemplated by the merger agreement, including to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. PTAC and Porch file Notification and Report Forms with the Antitrust Division and the FTC on August 18, 2020. Early termination of the waiting period under the HSR Act was obtained, effective as of August 26, 2020, and notice of the same was subsequently posted to the FTC website.

In addition, from and after the date of the merger agreement until the earlier of its closing or termination, PTAC and Porch agreed to give each other’s counsel a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any governmental entity relating to the transactions contemplated by the merger agreement. PTAC and Porch have agreed to not participate in any substantive meeting or discussion, either in person or by telephone with any governmental entity in connection with the transactions contemplated by the merger agreement unless the consults with one another in advance and, to the extent not prohibited by such governmental entity, give each other the opportunity to attend and participate in such meeting or discussion.

Porch also have agreed to use commercially reasonable efforts to obtain, prior to the closing of the merger agreement, written consents, in form and substance reasonably acceptable to PTAC, from each of the counterparties to the agreements set forth on Section 5.2(d) of the disclosure schedules to the merger agreement delivered to PTAC by Porch (the “Company Schedules”).

Preparation of Registration Statement / Proxy Statement.    PTAC has agreed to, as promptly as practicable after the date of the merger agreement, with the assistance of Porch, to prepare and file with the SEC, the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part to be used for the purpose of soliciting proxies from the stockholders of PTAC at the PTAC Special Meeting to adopt and approve the transactions contemplated by the merger agreement, in which PTAC shall (a) provide the stockholders of PTAC with the opportunity to redeem the PTAC common stock, (b) solicit proxies from the stockholders of PTAC to vote at the PTAC Special Meeting in favor of the transaction proposals set forth in this proxy statement/consent solicitation statement/prospectus, (c) register under the Securities Act the New Porch common stock to be issued in connection with the transactions contemplated by the merger agreement and ancillary documents thereto and

(d) file with the SEC financial and other information about the transactions contemplated by the merger agreement. PTAC has agreed to give Porch and its counsel reasonable opportunity to review, comment on and approve in writing each of the preliminary and final proxy statement/consent solicitation statement/prospectus and any amendment or supplement thereto prior to its filing with the SEC. PTAC shall not file any such documents with the SEC without the prior written consent of Porch. PTAC has agreed to use its reasonable best efforts to: (i) have this proxy statement/consent solicitation statement/prospectus declared effective under the Securities Act; (ii) keep the proxy statement/consent solicitation statement/prospectus effective through the closing in order to permit the consummation of the transactions contemplated by the merger agreement; and, (iii) promptly respond to any comments, requests to amend or requests for additional information with respect to this proxy statement/consent solicitation statement/prospectus by the SEC.

In addition, each of PTAC and Porch have agreed to promptly furnish to the other all information concerning such party, its affiliates and its representatives that may be required or reasonably requested in connection with any action for inclusion in any other statement, filing, notice or application made by or on behalf of PTAC to the SEC or NASDAQ in connection with the transactions contemplated by the merger agreement and ancillary documents thereto. Each of PTAC and Porch have agreed to promptly correct any information provided by it for use in the proxy statement/consent solicitation statement/prospectus if such information is determined to have become false or misleading in any material respect. PTAC shall amend or supplement the proxy statement/consent solicitation statement/prospectus and cause it to be filed with the SEC and disseminated to PTAC stockholders. PTAC shall promptly advise Porch of (A) the time when PTAC has filed the preliminary proxy statement/consent solicitation statement/prospectus, (B) the SEC’s determination whether to review the proxy statement/consent solicitation statement/prospectus, (C) in event the preliminary proxy statement/consent solicitation statement/prospectus is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC, (D) the filing of any supplement or amendment to the proxy statement/consent solicitation statement/prospectus, (E) the issuance of any stop order relating thereto or the suspension of the qualification of the PTAC common stock for offering or sale in any jurisdiction, (F) any request by the SEC for amendment of the proxy statement/consent solicitation statement/prospectus, (G) any oral or written comments from the SEC relating to the proxy statement/consent solicitation statement/prospectus and responses thereto, (H) requests by the SEC for additional information and (I) the time of effectiveness of the proxy statement/consent solicitation statement/prospectus.

Without limiting the generality of the foregoing (1) PTAC Parties have also agreed not to, have or participate in any substantive meetings or other substantive discussions with any governmental entity or NASDAQ regarding the proxy statement/consent solicitation statement/prospectus without first consulting with Porch and providing it the opportunity to participate in such meetings or discussion and (2) the Porch has agreed not to have or participate in any substantive meetings or other substantive discussions with any governmental entity or NASDAQ regarding the regarding the proxy statement/consent solicitation statement/prospectus without first consulting with PTAC and providing PTAC the opportunity to participate in such meetings or discussions. Each of the parties to the merger agreement have agreed to use reasonable best efforts to ensure that none of the information related to it or any its representatives, supplied by or on its behalf for inclusion or incorporation by reference in the proxy statement/consent solicitation statement/prospectus will, at the time it is filed with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

PTAC Party Approvals.    PTAC has agreed to, as promptly as practicable after the proxy statement/consent solicitation statement/prospectus is declared effective under the Securities Act and, in any event within 30 days of its effectiveness, to (i) give notice of and (ii) convene and hold the PTAC Special Meeting, for the purposes of obtaining the stockholder approvals of the proposals contained in this proxy statement/consent solicitation statement/prospectus. PTAC has agreed to, through its board of directors, recommend to its shareholders the (A) Business Combination Proposal, involving the approval of the adoption and approval of the merger agreement and the transactions contemplated thereby and to include such recommendation in this proxy statement/consent solicitation statement/prospectus; (B) approval of the merger; (C) approval of the issuance of the merger consideration and Earnout Shares; (D) adoption and approval of the Incentive Plan to be proposed by the compensation committee of Porch (with the participation of a representative of PTAC) within the 30 day period following the date of the merger agreement, providing for grant of awards to employees and other service providers of New Porch and its subsidiaries in the form of options, restricted shares, restricted share units or other equity-based awards based on New Porch common stock; (E) adoption and approval of amendments to the governing documents of PTAC; (F) the approval of the Director Election Proposal involving the appointment of nine (9) directors to serve on the board of directors of

PTAC, and the designation of the classes of such appointees; (G) adoption and approval of any other proposals as either the SEC or NASDAQ may indicate are necessary in its comments to this proxy statement/consent solicitation statement/prospectus or in correspondence related thereto, and of any other proposals reasonably agreed by PTAC and Porch as necessary or appropriate in connection with the consummation of the transactions contemplated by the merger agreement and ancillary documents thereto; and (H) adjournment of the PTAC Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals.

As promptly as practicable after this proxy statement/consent solicitation statement/prospectus is declared effective under the Securities Act and, in any event within five (5) days of its effectiveness, PTAC has agreed to take all actions necessary to obtain, and deliver as promptly as practicable thereafter to Porch, the approval of PTAC, in its capacity as the sole stockholder of Merger Sub of the merger agreement and ancillary documents thereto and the transactions contemplated therein.

Stockholder Written Consent.    Porch has agreed that following the occurrence of the conversion of its preferred stock, it shall take all actions necessary to obtain, and then deliver as promptly as practicable thereafter, an irrevocable written consent from certain Pre-Closing Holders who, collectively, will hold at least a majority of the Company Common Stock then outstanding, that approves the merger agreement and ancillary documents thereto and the transactions contemplated therein (including the merger) pursuant to Section 228(a) and 251(c) of the DGCL and Porch’s governing documents and the Company Shareholder Agreements. Porch has agreed to take all actions necessary pursuant to its governing documents and the Company Shareholder Agreements to provide all required notices to the entitled Pre-Closing Holders in connection with obtaining such written consent, including notice of the conversion of the Porch preferred stock, upon receipt of which, Porch shall promptly deliver a copy to PTAC.

In addition, Porch has agreed to, as promptly as practicable after this proxy statement/consent solicitation statement/prospectus is declared effective under the Securities Act and, in any event within 10 Business Days of the effectiveness of its effectiveness, cause to be delivered to each Pre-Closing Holder a notice, which shall include copies of the merger agreement, this proxy statement/consent solicitation statement/prospectus, written notice of the Mandatory Conversion Time (as defined in Porch’s Fourth Amended and Restated Certificate of Incorporation), the proposed form of written consent approving the merger agreement and ancillary documents thereto, and, as applicable, the A&R RRA, a letter of transmittal and/or a warrant cancellation acknowledgment (the “Company Stockholder Package”), stating (i) that the board of directors of Porch recommends that each holder of company stock approve the Merger by execution of such written consent and (ii) the timeline for returning executed copies of such documents included as part of the Company Stockholder Package. In addition to the foregoing, Porch has agreed to use its reasonable best efforts to request each other holder of its stock that has not executed and delivered a Support Agreement on the date of the merger agreement to enter into and deliver a Support Agreement.

Exclusive Dealing.    Porch has agreed that, from the date of the merger agreement until the earlier of its closing or termination, it shall not: (i) accept, initiate, respond to, encourage, entertain, solicit, negotiate, provide information with respect to or discuss other offers for the direct or indirect sale, merger, transfer, IPO, debt or equity refinancing or recapitalization of Porch or any or all of its subsidiaries, or any of their respective securities, business, properties or assets, or other offers that would require Porch to abandon the transactions contemplated in the merger agreement (each such prohibited transaction, an “Acquisition Proposal”); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, an Acquisition Proposal; (iii) enter into any contract regarding an Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any equity securities of any Group Company; or (v) otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage any effort to do any of the foregoing or further an Acquisition Proposal. Porch has agreed to (A) notify PTAC promptly upon receipt of any Acquisition Proposal, (B) keep PTAC fully informed of any modifications to such offer or information and (C) not conduct any further discussions or negotiations with such persons. Porch has agreed to immediately cease and cause to be terminated any discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal and to not release any third party from, or waive, amend or modify any standstill or confidentiality provision with respect to an Acquisition Proposal in any agreement to which it or any Pre-Closing Holder is a party.

From the date of the merger agreement until the earlier of its closing or termination, PTAC and Merger Sub (the “PTAC Parties”) have agreed not to, directly and indirectly: issue or execute an indication of interest, memorandum of understanding, a letter of intent, or any other similar agreement with respect to a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination other than with respect to the transactions with Porch contemplated by the merger agreement and ancillary documents thereto.

Indemnification and Directors’ and Officers’ Insurance.    From and after the effective time of the merger, PTAC has agreed that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each Group Company, as provided in their governing documents or otherwise in effect as of the date of the merger agreement and set forth on Section 5.5(a) of the Company Schedules, in either case, solely with respect to any matters occurring on or prior to the closing, shall survive the transactions contemplated by the merger agreement and shall continue in full force and effect from and after the closing for a period of six (6) years, and (ii) the Group Companies will perform and discharge all obligations to provide such indemnity and exculpation during such six (6) year period. During such six (6) year period, the Group Companies shall advance expenses in connection with such indemnification as provided in such Group Company’s governing documents or other applicable agreements. The indemnification and liability limitation or exculpation provisions of the Group Companies’ governing documents shall not, during such six (6) year period, be amended, repealed or otherwise modified after the closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of, or prior to, the closing, were directors or officers of any Group Company to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to closing and relating to the fact that any such individual was a director or officer of any Group Company prior to the closing, unless such amendment, repeal or other modification is required by applicable law.

In addition, Porch has agreed to cause the Group Companies to purchase, at or prior to the closing, and PTAC shall cause the Group Companies to maintain in effect for a period of six (6) years after the closing date, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of the merger agreement with respect to matters occurring on or prior to the closing. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of the merger agreement; provided that the Group Companies shall not pay a premium for such “tail” policy in excess of 300% of the most recent annual premium paid by the Group Companies prior to the date of the merger agreement and, in such event, the Group Companies shall purchase the maximum coverage available for 300% of the most recent annual premium paid by the Group Companies prior to the date of the merger agreement.

Financing.    PTAC has agreed to use its reasonable best efforts to obtain financing through the PIPE Investment (and Porch has agreed to reasonably cooperate with PTAC in connection thereto) pursuant to the PIPE Agreements, including using its reasonable best efforts to (i) comply with its respective obligations under the PIPE Agreements, (ii) maintain in effect the PIPE Agreements in accordance with the terms and conditions thereof, (iii) satisfy on a timely basis all conditions and covenants applicable to PTAC set forth in the PIPE Agreements within its control, and (iv) consummate the PIPE Investment when required under the merger agreement. PTAC has agreed to give Porch prompt written notice upon having actual knowledge of any termination or of any breach or default by any party to any of the PIPE Agreements. Except with the prior written consent of Porch, PTAC has agreed not to amend, modify, supplement or waive any of the conditions or contingencies to funding set forth in the PIPE Agreements or any other provision of, or remedies thereto.

In addition, PTAC has agreed that if all or any portion of the PIPE Investment becomes unavailable, (i) PTAC shall use its reasonable best efforts to obtain the PIPE Investment or such portion of the PIPE Investment from alternative sources in an amount, when added to any portion of the PIPE Investment that is available, equal to the PIPE Investment Amount (the “Alternative PIPE Investment”) and (ii) in the event that PTAC is able to obtain any Alternative PIPE Investment, PTAC has agreed to use its reasonable best efforts to enter into a new subscription agreement that provides for the subscription and purchase of PTAC common stock containing terms and conditions not materially less favorable from the standpoint of PTAC and the affiliates of PTAC party thereto than those in the PIPE Agreements entered into as of the date of the merger agreement.

Repayment of Indebtedness.    The parties have agreed to fully pay off the outstanding third party indebtedness of Porch other than the Runway Loan at the closing of the merger. In the event the Net Cash (as described above under “— Merger Consideration — Consideration; Conversion of Shares”) available at the closing of the merger reaches certain thresholds, the parties have agreed to partially or fully repay the Runway Loan. If the Net Cash is in an amount less than $241 million, there will be no repayment of the outstanding principal and interest of the

Runway Loan and the full outstanding balance will remain after the closing of the merger. If the Net Cash is in an amount between $241 million and $270 million, $2.0 million will be used to repay the outstanding principal and interest of the Runway Loan. If the Net Cash is an amount greater than $270 million, all principal and interest of the Runway Loan will be repaid. As of July 31, 2020, the outstanding principal and interest of the Runway Loan was $47,360,660.

Other Covenants and Agreements.    The merger agreement contains other covenants and agreements, including covenants related to:

•        Porch and PTAC providing access, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to Porch’s and PTAC’s (as applicable) and its subsidiary’s properties, records, systems, contracts and commitments;

•        Porch waiving claims to the Trust Account in the event that the merger does not consummate;

•        Porch and PTAC agreeing to take all actions necessary or appropriate to cause certain appointments to the PTAC board of directors;

•        Porch and PTAC cooperating on the preparation and efforts to make effective this proxy statement/consent solicitation statement/prospectus;

•        PTAC making certain disbursements from the Trust Account;

•        PTAC keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws and using its commercially reasonable efforts to maintain the listing of the PTAC common stock and the warrants on NASDAQ;

•        Porch taking all actions necessary to cause certain affiliate agreements to be terminated;

•        PTAC obtaining directors’ and officers’ liability insurance;

•        cooperation between Porch and PTAC in obtaining any necessary third-party consents required to consummate the merger;

•        agreement relating to the intended tax treatment of the transactions contemplated by the merger agreement; and

•        confidentiality and publicity relating to the merger agreement and the transactions contemplated thereby.

Representations and Warranties

The merger agreement contains representations and warranties made by Porch to PTAC relating to a number of matters, including the following:

•        corporate organization, qualification to do business, good standing and corporate power;

•        capitalization;

•        requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•        required governmental and regulatory consents necessary in connection with the merger;

•        financial statements;

•        absence of undisclosed liabilities;

•        consents and requisite governmental approvals;

•        permits;

•        litigation;

•        legal proceedings and absence of governmental orders;

•        compliance with applicable law;

•        intellectual property and information technology systems;

•        material contracts;

•        employee plans;

•        labor matters;

•        tax matters;

•        brokers

•        real and personal property;

•        transactions with affiliates;

•        data privacy and security requirements;

•        compliance with international trade and anti-corruption laws;

•        indebtedness;

•        investigation of business;

•        insurance;

•        environmental matters;

•        intellectual property;

•        absence of a material adverse effect and absence of certain other changes; and

•        accuracy of Porch’s information provided in this proxy statement/consent solicitation statement/prospectus.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect” with respect to Porch means any change, event, effect, development or occurrence that has a material adverse effect on (a) the condition, business, assets, or results of operations of the Group Companies, taken as a whole, or (b) the ability of any Group Company to timely perform any of its covenants or obligations under the merger agreement or any ancillary document thereto or to consummate the transactions contemplated thereby; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a material adverse effect has occurred: any adverse change, event, effect, development or occurrence from or related to (i) conditions affecting the United States or the global economy generally or any material worsening of such conditions threatened or existing as of the date of the merger agreement, (ii) any national or international political or social conditions in the United States or any other country, (iii) changes in conditions of the financial, banking or securities markets generally or any material worsening of such conditions threatened or existing as of the date of the merger agreement, (iv) changes in any applicable laws or GAAP, (v) any change, event, effect, development or occurrence that is generally applicable to the industries or markets in which the Group Companies operate, (vi) the public announcement or pendency or consummation of the transactions contemplated by the merger agreement, (vii) the taking of any action expressly required by the merger agreement by Porch, (viii) any failure by the Group Companies to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period ending before, on or after the date of the merger agreement, (ix) the effects of any hurricane, tornado, flood, earthquake, tsunami, natural disaster, acts of God, epidemics, disease outbreaks, pandemics (including, any effect related to COVID-19), public health emergencies, widespread occurrences of infectious diseases or other comparable events; (x) any loss of customers, suppliers, orders, contracts or other business relationships resulting from, or in connection with, COVID-19, or (xi) the matters set forth on Section 3.8(a) of the Company Schedules; provided, however, that any change, event, effect, development or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) may be taken into account in determining whether a material adverse change has occurred.

The merger agreement also contains representations and warranties made by PTAC to Porch relating to a number of matters, including the following:

•        corporate organization, qualification to do business, good standing and corporate power;

•        requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•        consents and requisite government approvals;

•        brokers;

•        financing;

•        information supplied;

•        capitalization;

•        litigation and proceedings;

•        compliance with laws;

•        internal controls; listing; financial statements;

•        absence of undisclosed liabilities;

•        investigation of business;

•        the Trust Account;

•        tax matters; and

•        proper filing of documents with the SEC, the accuracy of information contained in the documents filed with the SEC and Sarbanes-Oxley certifications;

The representations and warranties in the merger agreement shall not survive the effective time and, as described below under “— Termination,” if the merger agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the merger agreement, unless (i) a party willfully breached the merger agreement or (ii) fraud.

This summary and the copy of the merger agreement attached to this proxy statement/consent solicitation statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the merger agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The merger agreement contains representations and warranties by PTAC and Porch, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the merger agreement were made solely for the benefit of the parties to the merger agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the merger agreement, and in reviewing the representations, warranties and covenants contained in the merger agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the merger agreement to be characterizations of the actual state of facts or condition of PTAC, Porch or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures.

Conditions to the Merger

Conditions to Each Party’s Obligations.    The respective obligations of each of Porch and PTAC to consummate the transactions contemplated by the merger agreement are subject to the satisfaction, or waiver, of the following conditions:

•        the applicable waiting period or consent under the HSR Act in respect of the transactions contemplated by the merger agreement and the ancillary documents thereto shall have expired, been terminated or obtained;

•        there shall not have be in effect any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the transactions contemplated by the merger agreement and the ancillary documents thereto;

•        the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order or threat thereof from the SEC;

•        the New Porch common stock to be issued pursuant to the merger agreement (including the Earnout Shares) shall be listed on NASDAQ upon the closing, subject only to official notice of issuance thereof;

•        the approval by PTAC stockholders of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the NASDAQ Proposal and the Incentive Plan Proposal shall have been obtained in accordance with the DGCL, the requisite organizational documents and the rules and regulations of the NASDAQ and remain in effect;

•        the approval by the Porch stockholders of the merger agreement and the ancillary documents shall have been obtained and remain in effect; and

•        the approval by PTAC (as sole stockholder of Merger Sub) of the merger agreement and ancillary documents thereto shall have been obtained and remain in effect.

Conditions to Obligations of PTAC Parties.    The obligation of the PTAC Parties to complete the merger is also subject to the satisfaction, or waiver by PTAC, of the following conditions:

•        the accuracy of the representations and warranties of Porch as of the date of the merger agreement and as of the closing date of the merger in all material respects;

•        each of the covenants of Porch to be performed or complied with as of or prior to the closing shall have been performed or complied with in all material respects;

•        no material adverse effect with respect to Porch shall have occurred which is continuing and uncured;

•        the receipt by PTAC of, among other required deliverables: (i) a certificate signed by an officer of Porch certifying that the three preceding conditions have been satisfied; (ii) good standing certificates; (iii) approval of the Porch Business Combination Proposal; and (iv) copies of the duly executed A&R RRA and exchange agent agreement;

•        The conversion of the Porch preferred stock shall have occurred.

•        the receipt of a certificate signed by an officer of Porch certifying that the three preceding conditions have been satisfied;

•        the receipt of good standing certificates of Porch and its subsidiaries as of a date no later than 15 days prior to the closing date;

•        the receipt of a copy of the exchange agent agreement duly executed by the Holder Representative and the exchange agent;

•        the receipt of the written consent of the Porch stockholders, which shall remain in effect;

•        the receipt of the A&R RRA duly executed by all of the pre-closing holders party thereto; and

•        the conversion of the Porch preferred stock shall have occurred.

Conditions to Obligations of Porch.    The obligation of Porch to complete the merger is also subject to the satisfaction or waiver by Porch of the following conditions:

•        the accuracy of the representations and warranties of PTAC as of the date of the merger agreement and as of the closing date of the merger in all material respects;

•        each of the covenants of PTAC to be performed or complied with as of or prior to the closing shall have been performed or complied with in all material respects;

•        the receipt of a certificate signed by an executive officer of PTAC certifying that the two preceding conditions have been satisfied;

•        the receipt of the investors rights agreement duly executed by PTAC and the Sponsor;

•        the receipt of a copy of the exchange agent agreement duly executed by PTAC, the Sponsor and the exchange agent;

•        the receipt of evidence that the Proposed Charter has been filed with the Secretary of State of Delaware;

•        the receipt of the A&R RRA duly executed by PTAC and the Sponsor; and

•        the sum of the amount of cash proceeds to be distributed from the trust account plus the amount of cash proceeds from the PIPE or additional third party financing shall be at least $100 million (the “Minimum Cash Condition”).

Termination

Mutual termination rights.    The merger agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to the closing:

•        by written consent of Porch and PTAC;

•        by written notice from either Porch or PTAC to the other if the PTAC Special Meeting has been held (including any adjournment or postponement thereof), has concluded, PTAC’s shareholders have duly voted, and the approval or the merger agreement and the transactions contemplated thereby are not obtained;

•        by written notice from either Porch or PTAC to the other if the closing has not occurred on or prior to January 31, 2021 for any reason other than delay and/or nonperformance of the party seeking such termination; and

•        by written notice from either Porch or PTAC to the other if a governmental authority has issued an order or taken an action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the merger agreement or any ancillary document and such order has become final and nonappealable.

Porch termination rights.    The merger agreement may be terminated and the transactions contemplated thereby abandoned if prior to the closing, by written notice to PTAC from Porch if Porch is not in breach of the closing conditions applicable to it in the merger agreement and if the representations and warranties of PTAC are not true and correct or if PTAC has failed to perform any covenant or agreement to be performed by PTAC in such a way that the conditions to closing in the merger agreement would not be satisfied and such breach or breaches are not or cannot be cured before the earlier of 30 days after written notice is delivered to PTAC and January 31, 2021.

PTAC termination rights.    The merger agreement may be terminated and the transactions contemplated thereby abandoned:

•        prior to the closing, by written notice to Porch from PTAC if PTAC is not in breach of the closing conditions applicable to it in the merger agreement and if the representations and warranties of Porch are not true and correct or if Porch has failed to perform any covenant or agreement to be performed by Porch in such a way that the conditions to closing in the merger agreement would not be satisfied and such breach or breaches are not or cannot be cured before the earlier of 30 days after written notice is delivered to Porch and January 31, 2021; and

•        if the written consent of holders of Porch preferred stock relating to the conversion of Porch preferred stock into Porch common stock becomes no longer valid or is wholly or partially revoked or rescinded at any time.

Effect of Termination

With the exceptions provided by the merger agreement, if the agreement is validly terminated, it will become void without any termination fee payable or any other liability on the part of any of the parties except in certain instances of willful breaches of covenants or agreements prior to the termination or fraud. Notwithstanding the foregoing, the termination of the merger agreement shall not affect any liability on the part of any party for (i) a willful breach of any covenant or agreement set forth in the merger agreement prior to such termination or (ii) fraud. However, the confidentiality, Trust Account waiver, fees and expenses and certain other technical provisions will continue in effect notwithstanding termination of the merger agreement.

Amendments

The merger agreement may only be amended or modified by a written agreement executed and delivered by duly authorized officers of PTAC (prior to the closing) or the Sponsor (after the closing), on the one hand, and Porch, on the other hand and will otherwise be void, ab initio. Notwithstanding, no amendment or modification that is materially and disproportionately adverse to a Pre-Closing Holder relative to other Pre-Closing Holders holding the same class of equity securities in Porch shall be binding upon such disproportionately affected Pre-Closing Holders or any of the parties unless the Pre-Closing Holders holding a majority of the adversely affected Porch securities consent to such amendment or modification.

Remedies

The parties to the merger agreement agree that they shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms of provisions thereof prior to valid termination of the merger agreement, without posting a bond or undertaking and without proof of damages, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties have agreed not to oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of the merger agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Stock Market Listing

Application will be made by PTAC to have the shares of New Porch common stock to be issued in the merger approved for listing on NASDAQ, which is the principal trading market for existing shares of PTAC’s Class A Common Stock. It is a condition to both parties’ obligation to complete the merger that such approval is obtained.

Fees and Expenses

Except as otherwise set forth in the merger agreement, all fees and expenses incurred in connection with the merger agreement, the ancillary documents thereto and the transactions contemplated thereby, including the fees and disbursements of a party’s representatives, will be paid by the party incurring such fees or expenses.

OTHER AGREEMENTS

PTAC Letter Agreement

In connection with PTAC’s IPO, the Sponsor and PTAC’s officers and directors (collectively, the “Letter Agreement Parties”) entered into a letter agreement with PTAC, pursuant to which they have agreed (and their permitted transferees will agree) to vote any Founder Shares held by them and any shares of Class A Common Stock purchased during or after PTAC’s IPO in favor of a proposed initial business combination. In addition, the Letter Agreement Parties agreed to waive (i) their redemption rights with respect to any Founder Shares and any shares of Class A Common Stock held by them in connection with the completion of an initial business combination or any other tender offer made by PTAC to purchase PTAC common stock and (ii) their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if PTAC fails to complete an initial business combination within the time period prescribed by its Existing Charter.

The Letter Agreement Parties also agreed that they will not propose any amendment to PTAC’s Existing Charter that would affect the substance or timing of its obligation to redeem 100% of the Class A Common Stock if it does not complete an initial business combination within the time period prescribed in its Existing Charter, unless PTAC provides its public stockholders with the opportunity to redeem their Class A Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to PTAC to pay taxes, divided by the number of then outstanding shares of Class A Common Stock.

The Letter Agreement also provides that (i) the Founder Shares (and any shares of PTAC common stock issuable upon conversion thereof) held by the Letter Agreement Parties shall be subject to a one (1) year lock-up restriction following an initial business combination (subject to certain exceptions) and (ii) the Private Placement Warrants (and any shares of PTAC common stock issued or issuable upon the exercise of such warrants) held by the Letter Agreement Parties shall be subject to a 30-day lock-up restriction following an initial business combination. The Letter Agreement is incorporated by reference into this proxy statement / consent solicitation / prospectus from Exhibit 10.1 to the PTAC Current Report on Form 8-K (File No. 001-39142), filed by PTAC on November 26, 2019.

Support Agreements

Concurrent with the execution of the merger agreement, certain holders representing a majority of each of the Porch preferred stock, the Series B Preferred Stock and the Porch common stock (determined on an as-converted basis) the supporting holders executed a written consent pursuant to which all of Porch’s issued and outstanding preferred stock will be converted immediately prior to the merger into shares of Porch common stock in accordance with the Porch charter and entered into support agreements with PTAC. Under the support agreements, the supporting holders agreed, among other things, to execute and deliver written consents with respect to the outstanding shares of Porch common stock held by the supporting holders, which represent approximately 67.7% of the outstanding voting power of Porch common stock (determined on an as-converted basis), adopting the merger agreement and approving the merger, subject to certain exceptions. The form of the Support Agreement is attached hereto as Annex G and is incorporated by reference into this proxy statement/consent solicitation statement/prospectus. You are encouraged to read the form of the Support Agreement in its entirety.

Subscription Agreements

On July 30, 2020, PTAC entered into subscription agreements (each, a “Subscription Agreement”) with the PIPE Investors pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase, and PTAC has agreed to issue and sell to the PIPE Investors, an aggregate of 15,000,000 shares of Class A Common Stock for an aggregate purchase price of $150 million on the date of closing of the merger, on the terms and subject to the conditions set forth therein. The Subscription Agreement contains customary representations and warranties of PTAC, on the one hand, and each PIPE Investor, on the other hand, and customary conditions to closing, including the consummation of the merger. In connection with the extension of the outside date to consummate the merger in the first amendment to the merger agreement, each of the PIPE Investors has agreed to an amendment to its respective Subscription Agreement extending the outside date to complete the PIPE Investment from December 31, 2020 to January 31, 2021. The form of the Subscription Agreement is attached hereto as Annex H and is incorporated by reference into this proxy statement/consent solicitation statement/prospectus. You are encouraged to read the form of Subscription Agreement in its entirety.

Amended and Restated Registration Rights Agreement

In connection with the consummation of the merger, PTAC, the Sponsor, the holders of the Founder shares, and certain other holders of New Porch common stock (collectively, the “A&R RRA Parties”), will enter into the A&R RRA, the form of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex F. The A&R RRA will become effective upon the consummation of the merger. In accordance with the A&R RRA, the A&R RRA Parties and their permitted transferees will be entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights. The A&R RRA also provides that PTAC will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Pursuant to the A&R RRA, the Sponsor and the holders of the Founder Shares have agreed to be subject to a 1-year lockup in respect of their Founder Shares; Matt Ehrlichman has agreed to be subject to a 1-year lockup in respect of his shares of New Porch common stock; and certain other holders of New Porch common stock have agreed to be subject to a 180-day lockup in respect of their shares of New Porch common stock, in each case subject to certain customary exceptions (including the attainment of certain trading price thresholds).

Warrant Cancelation Agreement

In connection with the consummation of the merger, Porch and holders of warrants to purchase Porch capital stock (the “Porch Warrantholders”) will enter into a Warrant Cancelation Agreement (the “Warrant Cancelation Agreement”), the form of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex I. All warrants held by the Porch Warrantholders that enter into the Warrant Cancelation Agreement will be cancelled.

Each Porch Warrantholder that enters into the Warrant Cancelation Agreement will, following execution and completion (in each case, as applicable) and delivery of the Cancelation Documents (as such term is defined in the Warrant Cancelation Agreement) to the exchange agent, and assuming certain other conditions set forth in the Warrant Cancelation Agreement are satisfied (including the closing of the merger), receive payment of its portion of the total merger consideration for its unexercised In-The-Money Warrants. Porch will provide each Porch Warrantholder with written notice 20 business days prior to the date on which Porch reasonably believes the Business Combination will occur. No Porch Warrantholder will be permitted to exercise any warrants held by such Porch Warrantholder from and after five (5) business days after the date on which the notice is received. Prior to that such date, Porch Warrantholders will be permitted to cash exercise Porch warrants. If the closing of the merger occurs, any Underwater Warrant (as such term is defined in the Warrant Cancelation Agreement) held by such Porch Warrantholder shall be canceled for no consideration and the Porch Warrantholder shall have no further rights to such canceled Underwater Warrants. If the closing of the merger does not occur and the merger agreement is terminated, Porch Warrantholders will be permitted to exercise their Porch warrants on a cash basis. See “Risk Factors — Porch may be unable to obtain warrant cancelation agreements from existing holders of Porch warrants.”

There can be no assurance that Porch will be successful in obtaining Warrant Cancelation Agreements from all Porch Warrantholders. In the event that a Porch Warrantholder does not execute a Warrant Cancelation Agreement, such Porch Warrantholder may have a claim to the equity of the operating subsidiary of New Porch following the closing of the Merger.

The form Warrant Cancelation Agreement is attached hereto as Annex I and is incorporated by reference into this proxy statement/consent solicitation statement/prospectus. You are encouraged to read the form Warrant Cancelation Agreement in its entirety.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Holders of PTAC common stock are being asked to approve the merger agreement and the transactions contemplated thereby, including the merger. PTAC stockholders should read carefully this proxy statement/consent solicitation statement/prospectus in its entirety for more detailed information concerning the merger agreement, which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. Please see the sections entitled “The Merger” and “The Merger Agreement” in this proxy statement/consent solicitation statement/prospectus for additional information regarding the merger and a summary of certain terms of the merger agreement. You are urged to read carefully the merger agreement in its entirety before voting on this proposal.

PTAC may consummate the merger only if it is approved by the affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which a quorum is present.

Vote Required for Approval

This Business Combination Proposal (and consequently, the merger agreement and the transactions contemplated thereby, including the merger) will be approved and adopted only if the holders of a majority of the votes cast by holders of common stock, voting together as a single class, vote “FOR” the Business Combination Proposal.

Failure to submit a proxy or to vote online at the PTAC Special Meeting will have no effect on the Business Combination Proposal. An abstention from voting will have the same effect as a vote “AGAINST” the Business Combination Proposal.

The merger is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the merger agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.

The Sponsor and PTAC’s directors and officers have agreed to vote the Founder Shares and any shares of Class A Common Stock owned by them in favor of the Business Combination Proposal.

Recommendation of the PTAC Board of Directors

PTAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

PROPOSALS NO. 2 THROUGH NO. 8 — THE CHARTER PROPOSALS

The following table sets forth a summary of the principal changes proposed to be made between our Existing Charter and the proposed charter. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

	Existing Charter	Proposed Charter
Authorized Shares (Proposal 2)

PTAC’s existing charter authorizes (a) 110,000,000 shares of common stock, consisting of 100,000,000 shares of Class A Common Stock and 10,000,000 shares of Class B Common Stock and (b) 1,000,000 shares of preferred stock.

New Porch’s charter will authorize 400,000,000 shares of common stock and 10,000,000 shares of preferred stock.
Elimination of Class B Common Stock (Proposal 3)

PTAC’s existing charter contains provisions regarding the conversion of Class B common stock and anti-dilution protections in respect of Class B Common Stock. PTAC’s existing charter also requires the affirmative vote of the holders of a majority of the shares of Class B Common Stock in order to make any amendment that would alter or change the powers, preferences or other rights of the holders of Class B Common Stock.

New Porch’s charter will eliminate Class B common stock and any rights of holders thereof.
No Class Vote on Changes in Authorized Number of Shares of Stock (Proposal 4)	PTAC’s existing charter contains no specific provision regarding the required vote to change the authorized shares of any class of stock.

New Porch’s charter will provide that with respect to any vote to increase or decrease the number of authorized shares of any class or classes of stock (but not below the number of shares then outstanding) requires the affirmative vote of the holders of the majority of the voting power of the stock of New Porch entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a separate voting standard is expressly set forth in the certificate of designation of preferred stock of New Porch.

Number of Directors to be Determined in Bylaws (Proposal 5)

PTAC’s existing charter provides that the number of directors shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the board of directors.

New Porch’s charter will provide that the number of directors shall be fixed from time to time in the manner provided in New Porch’s amended and restated bylaws.

	Existing Charter	Proposed Charter
Amendments to Waiver of Corporate Opportunities Prospective Only (Proposal 6)	PTAC’s existing charter has no specific provision regarding when an amendment to the waiver of corporate opportunities is effective.

New Porch’s charter will provide that any alteration, amendment, addition to or repeal of the provisions of the New Porch Certificate of Incorporation that relate to the waiver of corporate opportunities will eliminate or reduce such provisions in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for such provisions, would accrue or arise, prior to such alteration, amendment, addition repeal or adoption.

Required Vote to Amend Certain Provisions Relating to the Directors (Proposal 7)	PTAC’s existing charter does not have a specified vote required for amendments to the charter relating to the powers, number, election, term, vacancies or removal of directors of PTAC.

New Porch’s charter will require the affirmative vote of 66.7% of the outstanding shares of stock entitled to vote in the election of directors, voting as a single class, to effect any amendment to the charter relating to the powers, number, election, term, vacancies or removal of directors of New Porch.

Conditioned upon the approval of Proposals 2 through 7, holders of PTAC common stock are also being asked to approve the Proposed Charter as a whole, which includes the approval of all other changes in the proposed charter in connection with replacing the Existing Charter with the proposed charter, including changing PTAC’s name from “PropTech Acquisition Corporation” to “Porch Group, Inc.” as of the closing of the merger (Proposal 8). All stockholders are encouraged to read the Proposed Charter in its entirety, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B.

Reasons for Proposed Charter Amendments

Authorized Shares (Proposal 2)

PTAC’s Existing Charter authorizes (a) 110,000,000 shares of common stock, consisting of 100,000,000 shares of Class A Common Stock and 10,000,000 shares of Class B Common Stock and (b) 1,000,000 shares of preferred stock. Proposal 2 provides that New Porch will be authorized to issue 410,000,000 shares, consisting of 400,000,000 shares of common stock and 10,000,000 shares of preferred stock. Upon the conversion of the Class B Common Stock to Class A Common Stock and the elimination of the blank check provisions in PTAC’s charter, PTAC board determined that there was no longer a need to continue with two (2) series of common stock and, therefore, Proposal 2 eliminates the Class B Common Stock. Proposal 2 also increases the authorized number of shares. PTAC’s board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support its growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable as consideration for the merger and the other transactions contemplated by in this proxy statement/consent solicitation statement/prospectus, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.

PTAC’s board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Elimination of Class B Common Stock (Proposal 3)

PTAC’s Existing Charter contains provisions regarding the conversion of Class B common stock and anti-dilution protections in respect of Class B Common Stock. PTAC’s Existing Charter also requires the affirmative vote of the holders of a majority of the shares of Class B Common Stock in order to make any amendment that would alter or change the powers, preferences or other rights of the holders of Class B Common Stock. The Proposed Charter eliminates Class B common stock and any rights of holders thereof. Following the merger, all shares of Class B Common Stock will have converted into Class A Common Stock and the protections afforded the Class B Common Stock while PTAC was a special purpose acquisition company will no longer be necessary. PTAC’s board of directors believes that the provisions relating to the Class B Common Stock will no longer be relevant to New Porch and should be eliminated.

No Class Vote on Changes in Authorized Number of Shares of Stock (Proposal 4)

PTAC’s Existing Charter contains no specific provision regarding the required vote to change the authorized shares of any class of stock. The Proposed Charter provides that any vote with respect to the increase or decrease the number of authorized shares of any class or classes of stock (but not below the number of shares then outstanding) requires the affirmative vote of the holders of the majority of the voting power of the stock of New Porch entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a separate voting standard is expressly set forth in the certificate of designation of preferred stock of New Porch.

PTAC’s board of directors believes that vesting the power to authorize changes in the authorized number of shares in the holders of stock entitled to vote in the election of directors will give New Porch greater flexibility to use its share capital. PTAC’s board of directors further believes that it is appropriate to require a stricter voting standard to change the authorized share capital.

Number of Directors to be Determined in Bylaws (Proposal 5)

PTAC’s Existing Charter provides that the number of directors shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the board of directors. The Proposed Charter provides that the number of directors shall be fixed from time to time in the manner provided in New Porch’s amended and restated bylaws. Because the amended and restated bylaws may be amended by the board of directors without a vote of stockholders, this amendment has the effect of conferring the ability to set the size of the board of directors to the directors rather than the stockholders. PTAC’s board of directors believes that allowing the board of directors to set its size is more typical for publicly traded companies.

Amendments to Waiver of Corporate Opportunities Prospective Only (Proposal 6)

PTAC’s Existing Charter has no specific provision regarding when an amendment to the waiver of corporate opportunities is effective. The Proposed Charter provides that no alteration, amendment, addition to or repeal of the provisions of the Proposed Charter that relates to the waiver of corporate opportunities or adoption of any provision of the Proposed Charter (including any designation of preferred stock of New Porch) inconsistent with such provisions will eliminate or reduce such provisions in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for such provisions, would accrue or arise, prior to such alteration, amendment, addition repeal or adoption. PTAC’s board of directors believes that it is important to clarify that any future amendment of provisions of the Proposed Charter relating to the waiver of corporate opportunities will not retroactively affect any action a director may take in reliance on such waiver.

Required Vote to Amend Certain Provisions Relating to the Directors (Proposal 7)

PTAC’s Existing Charter does not have a specified vote required for amendments to the charter relating to the powers, number, election, term, vacancies or removal of directors of PTAC. The Proposed Charter requires the affirmative vote of 66.7% of the outstanding shares of stock entitled to vote in the election of directors, voting as a single class, to effect any amendment to the Proposed Charter relating to the powers, number, election, term, vacancies or removal of directors of New Porch. PTAC’s board of directors believes that a stricter vote requirement to make changes to matters relating to constitution of the board of directors will discourage takeover attempts.

Replacement of the Existing Charter (Proposal 8)

PTAC’s Existing Charter will be amended and replaced in its entirety with the Proposed Charter. Conditioned upon the approval of Proposals 2 through 7, Proposal 8 provides approval for the Proposed Charter, which includes approval of all other changes in the Proposed Charter and related clean up changes, as well as the removal of provisions of PTAC’s Existing Charter that will no longer be relevant, in connection with replacing the Existing Charter with the Proposed Charter, including changing PTAC’s name from “PropTech Acquisition Corporation” to “Porch Group, Inc.” as of the closing of the merger.

Anti-Takeover Effects of the Proposed Charter and Certain Provisions of Delaware Law

The Proposed Charter will contain and the DGCL contains provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of the board of directors to maximize stockholder value in connection with any unsolicited offer to acquire New Porch. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of New Porch by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders. See “Description of New Porch Capital Stock — Anti-Takeover Effects of New Porch’s Proposed Charter and Bylaws and Certain Provisions of Delaware Law” for more information.

Vote Required for Approval

If the Business Combination Proposal and the NASDAQ Proposal are not approved, the Charter Proposals will not be presented at the PTAC Special Meeting. The vote of a majority of the votes cast by Class A Common Stock then outstanding, voting separately as a single class, and the vote by the holders of a majority of the shares of Class B Common Stock then outstanding, voting as a separate class, “FOR” Proposals 2, 3, 4 and 7 is required to approve Proposals 2, 3, 4 and 7. The vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting where a quorum is present, “FOR” Proposals 5, 6 and 8 is required to approve Proposals 5, 6 and 8. The merger is conditioned upon the approval of the Charter Proposals, subject to the terms of the merger agreement. Notwithstanding the approval of the Charter Proposals, if the merger is not consummated for any reason, the actions contemplated by the Charter Proposals will not be effected.

Failure to submit a proxy or to vote online at the PTAC Special Meeting and abstentions from voting will have the same effect as a vote “AGAINST” Proposals 2, 3, 4 and 7. Failure to submit a proxy or to vote online at the PTAC Special Meeting and abstentions from voting will have no effect on the Proposals 5, 6 and 8.

The Sponsor and PTAC’s directors and officers have agreed to vote the Founder Shares and any shares of Class A Common Stock owned by them in favor of each of the Charter Proposals.

A copy of the proposed charter, as will be in effect assuming approval of each of the Charter Proposals and upon consummation of the merger and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement/consent solicitation statement/prospectus as Annex B.

Recommendation of the PTAC Board of Directors

PTAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” EACH OF THE CHARTER PROPOSALS.

PROPOSAL NO. 9 — THE DIRECTOR ELECTION PROPOSAL

Upon the closing of the business combination, the New Porch Board will consist of nine (9) directors. Assuming the Business Combination Proposal is approved at the PTAC Special Meeting, holders of PTAC common stock are being asked to elect nine (9) directors to the New Porch Board, effective upon the consummation of the merger. The election of these directors is contingent upon the closing of the merger.

Nominees

Our board of directors has nominated each of Matt Ehrlichman, Joe Hanauer, Alan Pickerill, Asha Sharma, Chris Terrill, Javier Saade, Regi Vengalil, Thomas D. Hennessy and Margaret Whelan to serve as our directors upon the consummation of the merger, with Messrs. Saade and Terrill and Ms. Whelan to serve as Class I directors (to initially serve for a term expiring at the first annual meeting of stockholders following the initial classification of the board of directors), Messrs. Hennessy, Pickerill and Vengalil to serve as Class II directors (to initially serve for a term expiring at the second annual meeting of stockholders following the initial classification of the board of directors) and Messrs. Ehrlichman and Hanauer and Ms. Sharma to serve as Class III directors (to initially serve for a term expiring at the third annual meeting of stockholders following the initial classification of the board of directors). For more information on the experience of each of these director nominees, see the section titled “Management of Porch After the Merger” in this proxy statement/consent solicitation statement/prospectus.

Vote Required for Approval

If the Business Combination Proposal and the NASDAQ Proposal are not approved, the Director Election Proposal will not be presented at the PTAC Special Meeting. Approval of the election of each of the nine (9) directors nominated in the Director Election Proposal requires a plurality of the votes cast by holders of common stock at a meeting at which a quorum is present. Failure to submit a proxy or to vote online at the PTAC Special Meeting and abstentions from voting will have no effect on the Director Election Proposal.

The merger is conditioned upon the approval of the Director Election Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the Director Election Proposal, if the merger is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

The Sponsor and PTAC’s directors and officers have agreed to vote the Founder Shares and any shares of Class A Common Stock owned by them in favor of each of the nine (9) directors nominated in the Director Election Proposal.

Recommendation of the PTAC Board of Directors

PTAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE NINE DIRECTORS NOMINATED IN THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 10 — THE NASDAQ PROPOSAL

Immediately prior to and in connection with the merger, PTAC intends to effect the issuance and sale of 15,000,000 shares of Class A Common Stock to the PIPE Investors pursuant to the PIPE Subscription Agreements. In connection with the merger, PTAC intends to effect the issuance of shares of New Porch common stock to the holders of Porch common stock and In-The-Money Warrants pursuant to the merger agreement, including 5,000,000 restricted shares of New Porch common stock that will vest upon the achievement of certain earnout thresholds prior to the third anniversary of the closing of the merger.

Reasons for the Approval for Purposes of NASDAQ Listing Rule 5635

We are seeking stockholder approval in order to comply with Nasdaq Listing Rule 5635(a), (b) and (d).

Under NASDAQ Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and: (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under NASDAQ Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the registrant. Although NASDAQ has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), NASDAQ has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under NASDAQ Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Stockholder approval of the NASDAQ Proposal is also a condition to the closing under the merger agreement.

Vote Required for Approval

The approval of the NASDAQ Proposal requires the affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which quorum is present. Failure to submit a proxy or to vote online at the PTAC Special Meeting and abstentions from voting will have no effect on the NASDAQ Proposal.

The merger is conditioned upon the approval of the NASDAQ Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the NASDAQ Proposal, if the merger is not consummated for any reason, the actions contemplated by the NASDAQ Proposal will not be effected.

The Sponsor and PTAC’s directors and officers have agreed to vote the Founder Shares and any shares of Class A Common Stock owned by them in favor of each of the NASDAQ Proposal.

Recommendation of the PTAC Board of Directors

PTAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL.

PROPOSAL NO. 11 — THE INCENTIVE PLAN PROPOSAL

On July 29, 2020, the PTAC board of directors approved the adoption of the Porch Group, Inc. 2020 Stock Incentive Plan (the “Incentive Plan”), subject to approval by PTAC’s stockholders. If the Incentive Plan is adopted by PTAC’s stockholders, New Porch will be able to make awards of long-term equity incentives, which we believe are critical for attracting, motivating, rewarding and retaining a talented team who will contribute to our success. In the event that the Incentive Plan is not approved by the stockholders of PTAC, the Incentive Plan and any awards thereunder will be void and of no force or effect.

Purposes of the Incentive Plan

The purposes of the Incentive Plan are (i) to align the interests of New Porch’s stockholders and the recipients of awards under the Incentive Plan by increasing the proprietary interest of such recipients in New Porch’s growth and success, (ii) to advance the interests of New Porch by attracting and retaining non-employee directors, officers, other employees, consultants, independent contractors and agents and (iii) to motivate such persons to act in the long-term best interests of New Porch and its stockholders.

Description of the Incentive Plan

The following description is qualified in its entirety by reference to the plan document, a copy of which is attached as Annex E and incorporated into this proxy statement/consent solicitation statement/prospectus by reference.

Administration

The Incentive Plan will be administered by the compensation committee of the New Porch board of directors, or a subcommittee thereof, or such other committee designated by the New Porch board of directors (the “Plan Committee”), in each case consisting of two or more members of the New Porch board of directors. Each member of the Plan Committee is intended to be (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and (ii) “independent” within the meaning of the rules of the NASDAQ.

Subject to the express provisions of the Incentive Plan, the Plan Committee has the authority to select eligible persons to receive awards and determine all of the terms and conditions of each award. All awards are evidenced by an agreement containing such provisions not inconsistent with the Incentive Plan as the Plan Committee approves. The Plan Committee also has authority to establish rules and regulations for administering the Incentive Plan and to decide questions of interpretation or application of any provision of the Incentive Plan. The Plan Committee may take any action such that (i) any outstanding options and SARs become exercisable in part or in full, (ii) all or any portion of a restriction period on any outstanding awards lapse, (iii) all or a portion of any performance period applicable to any awards lapse, and (iv) any performance measures applicable to any outstanding award be deemed satisfied at the target, maximum or any other level.

The Plan Committee may delegate some or all of its power and authority under the Incentive Plan to the New Porch board of directors (or any members thereof), a subcommittee of the New Porch board of directors, a member of the New Porch board of directors, the Chief Executive Officer or other executive officer of New Porch as the Plan Committee deems appropriate, except that it may not delegate its power and authority to a member of the New Porch board of directors, the Chief Executive Officer or any executive officer with regard to awards to persons subject to Section 16 of the Exchange Act.

Types of Awards

Under the Incentive Plan, New Porch may grant:

•        Non-qualified stock options;

•        Incentive stock options (within the meaning of Section 422 of the Internal Revenue Code);

•        Stock appreciation rights (“SARs”);

•        Restricted stock, restricted stock units and other stock awards (collectively, “Stock Awards”); and

•        Performance awards.

Available Shares

Subject to the capitalization adjustment provisions contained in the Incentive Plan, the number of shares of common stock initially available for awards under the Incentive Plan is equal to 15% of the aggregate number of shares of New Porch common stock outstanding at closing (without inclusion of any Earnout Shares), reduced by the sum of (i) the number of shares of PTAC common stock, if any, that are subject to PTAC options, PTAC restricted stock units or PTAC restricted shares into which “Excess Awards” (as defined below) are converted pursuant to the merger agreement, and (ii) an amount equal to (A) the total cash bonuses payable at closing, in an amount not to exceed $5.0 million, under the Management Carve-Out Plan, divided by (B) the Reference Price (the “Share Limit”). “Excess Awards” are equity awards granted under the 2012 Plan prior to closing, as permitted by the merger agreement, to the extent they relate in the aggregate to more than 2,000,000 shares of Porch common stock.

Subject to the capitalization adjustment provisions contained in the Incentive Plan, the number of shares of common stock that may be granted as incentive stock options is equal to the Share Limit. The number of shares of common stock available under the Incentive Plan will increase annually on the first day of each calendar year, beginning with the calendar year ending December 31, 2021, and continuing until (and including) the calendar year ending December 31, 2030, with such annual increase equal to the lesser of (i) 5% of the number of shares of New Porch common stock issued and outstanding on December 31st of the immediately preceding fiscal year and (ii) an amount determined by the New Porch board of directors. The closing price of a share of PTAC common stock as reported on the NASDAQ on             , 2020 was $         per share.

The number of available shares under the Incentive Plan will be reduced by the sum of the aggregate number of shares of common stock which become subject to outstanding awards. To the extent that shares of common stock subject to an outstanding award granted under the Incentive Plan are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares subject to an option canceled upon settlement of a related tandem SAR or subject to a tandem SAR cancelled upon exercise of a related option), or (ii) the settlement of such award in cash, then such shares will again be available for grant under the Incentive Plan. In addition, common stock subject to an award under the Incentive Plan will again be available for issuance under the Incentive Plan if such shares are (i) shares that were subject to an option or stock-settled SAR and were not issued or delivered upon the net settlement or net exercise of such option or SAR, or (ii) shares delivered to or withheld by New Porch to pay the purchase price or the withholding taxes related to an outstanding award. Notwithstanding the foregoing, shares repurchased by New Porch on the open market with the proceeds of an option exercise will not again be available for issuance under the Incentive Plan.

Change in Control

Unless otherwise provided in an award agreement, in the event of a change in control of New Porch, the New Porch board of directors (as constituted prior to such change in control) may, in its discretion, require that (i) some or all outstanding options and SARs will become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (ii) the restriction period applicable to some or all outstanding Stock Awards will lapse in full or in part, either immediately or upon a subsequent termination of employment, (iii) the performance period applicable to some or all outstanding awards will lapse in full or in part, and (iv) the performance measures applicable to some or all outstanding awards will be deemed satisfied at the target, maximum or any other level. In addition, in the event of a change in control, the New Porch Board may, in its discretion, require that shares of capital stock of the company resulting from or succeeding the business of New Porch pursuant to such change in control, or the parent thereof, or other property be substituted for some or all of the shares of New Porch common stock subject to outstanding awards as determined by the New Porch Board, and/or require outstanding awards, in whole or in part, to be surrendered to New Porch in exchange for a payment of cash, shares of capital stock in the company resulting from the change in control, or the parent thereof, other property, or a combination of cash and shares or other property.

Under the terms of the Incentive Plan, a change in control is generally defined to include (i) certain acquisitions of more than 50% of New Porch’s then outstanding securities entitled to vote in the election of directors of New Porch, (ii) the consummation of any merger, consolidation or reorganization of New Porch, other than any such transaction that does not result in a change in (a) the majority of the directors constituting the New Porch Board and (b) more than 50% of New Porch’s then outstanding securities entitled to vote in the election of directors of New Porch, (iii) any transaction or series of transactions in which all or substantially all of New Porch’s assets are sold, or (iv) a change in the New Porch board of directors resulting in the incumbent directors ceasing to constitute at least a majority of the New Porch board of directors over a 24-month period.

Clawback of Awards

The awards granted under the Incentive Plan and any cash payment or shares of common stock delivered pursuant to an award are subject to forfeiture, recovery by New Porch or other action pursuant to the applicable award agreement or any clawback or recoupment policy which New Porch may adopt from time to time, including any such policy which New Porch may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

Effective Date, Termination and Amendment

The Incentive Plan will become effective as of the date of stockholder approval and will terminate on the 10th anniversary of the effective date of the Incentive Plan, unless earlier terminated by the New Porch board of directors. The New Porch board of directors may amend the Incentive Plan or any award agreement at any time, subject to any requirement of stockholder approval required by applicable law, rule or regulation, including any rule of the NASDAQ, and provided that no amendment may be made that seeks to modify the non-employee director compensation limit under the Incentive Plan or that materially impairs the rights of a holder of an outstanding award without the consent of such holder, unless such amendment is made to comply with applicable law.

Eligibility

Participants in the Incentive Plan will consist of such officers, other employees, non-employee directors, consultants, independent contractors and agents of New Porch and its subsidiaries (and such persons who are expected to become any of the foregoing) as selected by the Plan Committee. The aggregate value of cash compensation and the grant date fair value of shares of common stock that may be awarded or granted during any fiscal year of New Porch to any non-employee director will not exceed $500,000. It is anticipated that, as of the closing of the merger, approximately 300 employees and eight (8) non-employee directors will be eligible to participate in the Incentive Plan if selected by the Plan Committee to participate.

Stock Options and SARs

The Incentive Plan provides for the grant of stock options and SARs. The Plan Committee will determine the conditions to the exercisability of each option and SAR.

Each option will be exercisable for no more than 10 years after its date of grant. If the option is an incentive stock option and the optionee owns greater than 10% of the voting power of all shares of capital stock of New Porch (a “ten percent holder”), then the option will be exercisable for no more than five (5) years after its date of grant. Except in the case of substitute awards granted in connection with a corporate transaction, the exercise price of an option will not be less than 100% of the fair market value of a share of New Porch common stock on the date of grant, unless the option is an incentive stock option and the optionee is a 10% holder, in which case the exercise price will not be less than the price required by the Code (currently 100% of fair market value).

No SAR granted in tandem with an option (a “tandem SAR”) will be exercised later than the expiration, cancellation, forfeiture or other termination of the related option, and no free-standing SAR will be exercised later than 10 years after its date of grant. Other than in the case of substitute awards granted in connection with a corporate transaction, the base price of a SAR will not be less than 100% of the fair market value of a share of New Porch common stock on the date of grant, provided that the base price of a tandem SAR will be the exercise price of the related option. A SAR entitles the holder to receive upon exercise (subject to withholding taxes) shares of New Porch common stock (which may be restricted stock) or, to the extent provided in the award agreement, cash or a combination thereof, with an aggregate value equal to the difference between the fair market value of the shares of New Porch common stock on the exercise date and the base price of the SAR.

All of the terms relating to the exercise, cancellation or other disposition of stock options and SARs (i) upon a termination of employment of a participant with or service to New Porch of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, are determined by the Plan Committee. Notwithstanding anything in the award agreement to the contrary, the holder of an option or SAR will not be entitled to receive dividend equivalents with respect to the shares of common stock subject to such option or SAR.

The Incentive Plan expressly permits, without the approval of New Porch’s stockholders and in accordance with applicable NASDAQ rules, the repricing of options and SARs.

Stock Awards

The Incentive Plan provides for the grant of Stock Awards. The Plan Committee may grant a Stock Award as a restricted stock award, restricted stock unit award or other stock award. Restricted stock awards and restricted stock unit awards are subject to forfeiture if the holder does not remain continuously in the employment of New Porch or its subsidiaries during the restriction period or if specified performance measures (if any) are not attained during the performance period.

Unless otherwise set forth in a restricted stock award agreement, the holder of shares of restricted stock has rights as a stockholder of New Porch, including the right to vote and receive dividends with respect to shares of restricted stock and to participate in any capital adjustments applicable to all holders of New Porch common stock; provided, however, that (i) a distribution with respect to shares of New Porch common stock, other than a regular cash dividend, and (ii) a regular cash dividend with respect to shares of New Porch common stock that are subject to performance-based vesting conditions, in each case, will be deposited by New Porch and will be subject to the same restrictions as the restricted stock.

The agreement awarding restricted stock units will specify (i) whether such award may be settled in shares of New Porch common stock, cash or a combination thereof; and (ii) whether the holder will be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Plan Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of New Porch common stock subject to such award. Any dividend equivalents with respect to restricted stock units that are subject to performance-based vesting conditions will be subject to the same vesting conditions as the underlying awards. Prior to settlement of a restricted stock unit in shares of New Porch common stock, the holder of a restricted stock unit has no rights with respect to the shares of New Porch common stock subject to such award.

The Plan Committee is authorized to grant other stock awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of New Porch common stock, including without limitation shares of New Porch common stock granted as a bonus and not subject to any vesting conditions, dividend equivalents, deferred stock units, stock purchase rights and shares of New Porch common stock issued in lieu of obligations of New Porch to pay cash under any compensatory plan or arrangement, subject to such terms as determined by the Plan Committee. The Plan Committee will determine the terms and conditions of such awards. Any distribution, dividend or dividend equivalents with respect to other stock awards that are subject to performance-based besting conditions will be subject to the same vesting conditions as the underlying awards.

All of the terms relating to the satisfaction of performance measures and the termination of a restriction period or performance period relating to a Stock Award, or the forfeiture and cancellation of a Stock Award (i) upon a termination of employment with or service to New Porch or any of its subsidiaries of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Performance Awards

The Incentive Plan also provides for the grant of performance awards. The agreement relating to a performance award will specify whether such award may be settled in shares of New Porch common stock (including shares of restricted stock) or cash or a combination thereof. The agreement relating to a performance award will provide, in the manner determined by the Plan Committee, for the vesting of such performance award if the specified performance measures are satisfied or met during the specified performance period and for the forfeiture of such award if the specified performance measures are not satisfied or met during the specified performance period. Any dividends or dividend equivalents with respect to a performance award will be subject to the same performance-based vesting restrictions as such performance award. Prior to the settlement of a performance award in shares of common stock, the holder of such award has no rights as a stockholder of New Porch with respect to such shares.

All of the terms relating to the satisfaction of performance measures and the termination of a performance period, or the forfeiture and cancellation of a performance award upon (i) a termination of employment with or service to New Porch or any of its subsidiaries of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Performance Measures

Under the Incentive Plan, the grant, vesting, exercisability or payment of certain awards, or the receipt of shares of New Porch common stock subject to certain awards, may be made subject to the satisfaction of performance measures. The performance goals applicable to a particular award will be determined by the Plan Committee at the time of grant. One or more of the following business criteria for New Porch, on a consolidated basis, and/or for specified subsidiaries, business or geographical units or operating areas of New Porch (except with respect to the total shareholder return and earnings per share criteria) or individual basis, may be used by the Plan Committee in establishing performance measures under the Incentive Plan: the attainment by a share of New Porch common stock of a specified fair market value for a specified period of time; increase in stockholder value; earnings per share; return on or net assets; return on equity; return on investments; return on capital or invested capital; total stockholder return; earnings or income of New Porch before or after taxes and/or interest; earnings before interest, taxes, depreciation and amortization (“EBITDA”); EBITDA margin; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; economic value created; gross profit or margin; operating profit or margin; net cash provided by operations; price-to-earnings growth; and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market penetration, customer acquisition, business expansion, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation, supervision of information technology, quality and quality audit scores, efficiency, and acquisitions or divestitures, or such other goals as the Plan Committee may determine whether or not listed in the Incentive Plan. Each goal may be determined on a pre-tax or post-tax basis or on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of New Porch (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies or market indices (or a combination of such past and current performance). Performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), stockholders’ equity, shares outstanding, assets or net assets, sales, or any combination thereof. In establishing a performance measure or determining the achievement of a performance measure, the Plan Committee may provide that achievement of the applicable performance measures may be amended or adjusted to include or exclude components of any performance measure, including, without limitation: (i) foreign exchange gains and losses; (ii) asset write-downs; (iii) acquisitions and divestitures; (iv) change in fiscal year; (v) unbudgeted capital expenditures; (vi) special charges such as restructuring or impairment charges; (vii) debt refinancing costs; (viii) extraordinary or noncash items; (ix) unusual, infrequently occurring, nonrecurring or one-time events affecting New Porch or its financial statements; or (x) changes in law or accounting principles.

Federal Income Tax Consequences

The following is a brief summary of certain United States federal income tax consequences generally arising with respect to awards under the Incentive Plan. This discussion does not address all aspects of the United States federal income tax consequences of participating in the Incentive Plan that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-United States tax consequences of participating in the Incentive Plan. Each participant is advised to consult his or her particular tax advisor concerning the application of the United States federal income tax laws to such participant’s particular situation, as well as the applicability and effect of any state, local or non-United States tax laws before taking any actions with respect to any awards.

Stock Options

A participant will not recognize taxable income at the time an option is granted and New Porch will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over their exercise price, and New Porch (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two (2) years from the date the option was granted and one (1) year from the date it was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and New Porch will not be entitled to any deduction. If, however, those shares are disposed of within the above-described period, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of (1) the amount realized upon that disposition, and (2) the excess of the fair market value of those shares on the date of exercise over the exercise price, and New Porch (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.

SARs

A participant will not recognize taxable income at the time SARs are granted and New Porch will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by New Porch, and New Porch (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.

Stock Awards

A participant will not recognize taxable income at the time restricted stock is granted and New Porch will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value for the shares at such time over the amount, if any, paid for those shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions constituting a substantial risk of forfeiture is deductible by New Porch (or the applicable employer) as compensation expense, subject to the limitations under Section 162(m) of the Code. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions constituting a substantial risk of forfeiture lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), rather than dividend income, in an amount equal to the dividends paid and New Porch (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.

A participant will not recognize taxable income at the time a restricted stock unit is granted and New Porch will not be entitled to a tax deduction at that time. Upon settlement of restricted stock units, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid by New Porch, and New Porch (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.

The tax consequences of an other type of Stock Award will depend on the structure and form of such award. A participant who receives a Stock Award in the form of shares of New Porch common stock that are not subject to any restrictions under the Incentive Plan will recognize compensation taxable as ordinary income on the date of grant in an amount equal to the fair market value of such shares on that date, and New Porch (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.

Performance Awards

A participant will not recognize taxable income at the time performance awards are granted and New Porch will not be entitled to a tax deduction at that time. Upon settlement of performance awards, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by New Porch, and New Porch (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.

New Plan Benefits

The number of stock options and other forms of awards that will be granted under the Incentive Plan is not currently determinable.

Equity Compensation Plan Information

As of December 31, 2019, PTAC had no equity compensation plans or outstanding equity awards.

Registration with the SEC

If the Incentive Plan is approved by PTAC stockholders and becomes effective, PTAC intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the Incentive Plan as soon as reasonably practicable after New Porch becomes eligible to use such form.

Vote Required for Approval

If the Business Combination Proposal and the NASDAQ Proposal are not approved, the Incentive Plan Proposal will not be presented at the PTAC Special Meeting. The affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which quorum is present is required to approve the Incentive Plan Proposal.

Failure to submit a proxy or to vote online at the PTAC Special Meeting and abstentions from voting will have no effect on the Incentive Plan Proposal.

The merger is conditioned upon the approval of the Incentive Plan Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the Incentive Plan Proposal, if the merger is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected.

The Sponsor and PTAC’s directors and officers have agreed to vote the Founder Shares and any shares of Class A Common Stock owned by them in favor of each of the Incentive Plan Proposal.

Recommendation of the PTAC Board of Directors

PTAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 12 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will allow PTAC’s board of directors to adjourn the PTAC Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the PTAC Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the NASDAQ Proposal or the Incentive Plan Proposal, or holders of PTAC’s Class A Common Stock have elected to redeem an amount of Class A Common Stock such that PTAC would have less than $5,000,001 of net tangible assets or the Minimum Cash Condition would not be satisfied or waived by Porch. In no event will PTAC’s board of directors adjourn the PTAC Special Meeting or consummate the merger beyond the date by which it may properly do so under its Existing Charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by PTAC’s stockholders, PTAC’s board of directors may not be able to adjourn the PTAC Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Proposals, the Director Election Proposal, the NASDAQ Proposal or the Incentive Plan Proposal, or holders of PTAC’s Class A Common Stock have elected to redeem an amount of Class A Common Stock such that PTAC would have less than $5,000,001 of net tangible assets or the Minimum Condition would not be satisfied or waived by Porch, and may be unable to consummate the merger. If PTAC does not consummate the merger and fail to complete an initial business combination by May 26, 2021 (subject to the requirements of law), it will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.

Vote Required for Approval

The approval of the Adjournment Proposal requires affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class, regardless of whether a quorum is present.

Failure to submit a proxy or to vote online at the PTAC Special Meeting and abstentions from voting will have no effect on the Adjournment Proposal.

The merger is not conditioned upon the approval of the Adjournment Proposal.

The Sponsor and PTAC’s directors and officers have agreed to vote the Founder Shares and any shares of Class A Common Stock owned by them in favor of each of the Adjournment Proposal.

Recommendation of the PTAC Board of Directors

PTAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material U.S. federal income tax consequences of (i) the merger to the U.S. Holders (as defined below) of Porch common stock, and (ii) the exercise by beneficial owners of Class A Common Stock (“PTAC public shares”) of their redemption rights in connection with the merger. This discussion does not address any tax consequences arising under the laws of any state, local or non U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

This discussion is based upon the Internal Revenue Code of 1986 (the “Code”), the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/consent solicitation statement/prospectus. These authorities may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those (i) U.S. Holders of Porch common stock that hold their shares of Porch common stock and will, following the merger, hold their shares of the New Porch common stock, and (ii) beneficial owners of PTAC public shares that hold their PTAC public shares, as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax considerations for holders of outstanding In-The-Money Warrants or recipients of restricted shares of New Porch common stock or the tax considerations for any beneficial owners of Founder Shares. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•        a financial institution;

•        a tax-exempt organization;

•        a real estate investment trust;

•        an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•        an insurance company;

•        a regulated investment company or a mutual fund;

•        pension plans;

•        a “controlled foreign corporation” or a “passive foreign investment company;”

•        a dealer or broker in stocks and securities, or currencies;

•        a trader in securities that elects mark-to-market treatment;

•        a holder of Porch common stock or PTAC public shares that is liable for the alternative minimum tax;

•        a holder of Porch common stock that received Porch common stock, or a holder of PTAC public shares that received PTAC public shares, through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•        a U.S. Holder of Porch common stock or PTAC public shares that has a functional currency other than the U.S. dollar;

•        a holder of Porch common stock that holds Porch common stock or a holder of PTAC public shares that holds PTAC public shares, as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•        a person required to accelerate the recognition of any item of gross income with respect to Porch common stock or PTAC public shares, as applicable, as a result of such income being recognized on an applicable financial statement;

•        a U.S. expatriate;

•        a holder of Porch common stock that is not a U.S. Holder; or

•        a holder of Porch common stock who exercises its appraisal rights.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Porch common stock, or beneficial owner of PTAC public shares, as applicable, that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source. A “Non-U.S. Holder” means a beneficial owner of PTAC public shares (other than a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Porch common stock or PTAC public shares, the U.S. federal income tax consequences of the merger, or of a redemption of PTAC public shares, as applicable, to a partner in such partnership (or owner of such entity) generally will depend on the status of the partner and the activities of the partnership (or entity). Any entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Porch common stock or PTAC public shares, and any partners in such partnership, are urged to consult their own tax advisors with respect to the tax consequences of the merger or the redemption in their specific circumstances.

The tax consequences of the merger or of a redemption of your PTAC public shares, as applicable, will depend on your specific situation. You should consult with your own tax advisor as to the tax consequences of the merger or of a redemption of your PTAC public shares, as applicable, in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Tax Consequences of the Merger to Holders of Porch common stock

Tax Consequences if the Merger Qualifies as a Reorganization Within the Meaning of Section 368(a) of the Code

The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The obligations of Porch and PTAC to complete the merger are not conditioned on the receipt of opinions from Sidley Austin LLP or Kirkland & Ellis LLP to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes and the merger will occur even if it does not so qualify. Neither Sidley Austin LLP nor Kirkland & Ellis LLP have been requested or intend to deliver any such opinion.

Neither Porch nor PTAC has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. If the merger failed to qualify as a “reorganization” under Section 368(a) of the Code, U.S. Holders who receive shares of Class A Common Stock and cash consideration in exchange for shares of Porch common stock would be treated as if they sold their shares of Porch common stock in a fully taxable transaction. Accordingly, each U.S. Holder is urged to consult its tax advisor with respect to the particular tax consequence of the merger to such holder.

Assuming the merger qualifies as a “reorganization,” the tax consequences for U.S. Holders who receive shares of Class A Common Stock and cash consideration in exchange for shares of Porch common stock (including the shares of Porch common stock resulting from the conversion of Porch preferred stock described under “The Merger Agreement — Merger Consideration”) pursuant to the merger are as follows.

You will recognize gain (but not loss) on the exchange with respect to the shares of Porch common stock that you hold equal to the amount of cash consideration that you receive (excluding any cash received instead of a fractional share of Class A Common Stock), limited, however, by your total gain realized. Your gain realized on the exchange of shares of Porch common stock for shares of Class A Common Stock and cash in the Merger is the excess (if any) of (A) (i) the sum of the fair market value of the shares of Class A Common Stock received by you plus (ii) the cash consideration that you receive (excluding any cash received instead of a fractional share of Class A Common Stock), over (B) your adjusted tax basis in the shares of Porch common stock surrendered.

Subject to the discussion below regarding potential recharacterization of gain as a dividend, your recognized gain will be capital gain, and will be long-term capital gain if you held your shares of Porch common stock for more than one (1) year at the effective time. In addition, and as discussed further below, certain non-corporate holders of Porch common stock may be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which generally may include all or a portion of the gain recognized in connection with the merger.

The aggregate tax basis in the shares of Class A Common Stock that you receive pursuant to the merger (including any fractional shares of Class A Common Stock deemed received and exchanged for cash and, except as discussed below with respect to any earnout shares that represent imputed interest, any earnout shares received as described above under the heading “The Merger Agreement — Merger Consideration — Earnout consideration”) will equal your aggregate adjusted tax basis in the shares of the Porch common stock you surrender, reduced by the cash consideration that you receive in the merger (excluding any cash received instead of a fractional share of Class A Common Stock) and increased by the gain that you recognize (excluding any gain recognized with respect to cash received instead of a fractional share of Class A Common Stock), if any. Such aggregate adjusted tax basis will be allocated to the Class A Common Stock you receive. Your holding period for the shares of Class A Common Stock that you receive pursuant to the merger (excluding any earnout shares treated as imputed interest) will include your holding period for the shares of the Porch common stock you surrender. A portion of any earnout shares you receive pursuant to the Merger will be taxable to you upon receipt as imputed interest. Your basis in any earnout shares treated as imputed interest will equal the fair market value of such shares on the date of receipt and your holding period in such earnout shares will begin on the day following the date of receipt.

If you acquired different blocks of Porch common stock at different times or different prices, you are urged to consult your tax advisor regarding the manner in which gain or loss should be determined in your specific circumstances.

Cash Received Instead of a Fractional Share of Class A Common Stock

A U.S. Holder of Porch common stock who receives cash in lieu of a fractional share of Class A Common Stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by PTAC. In general, this deemed redemption will be treated as a sale or exchange. As a result, such U.S. Holder of Porch common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. Subject to the discussion below regarding potential recharacterization of gain as a dividend, the gain or loss recognized by the U.S. Holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time of the merger, the U.S. Holder’s holding period for the relevant shares is greater than one (1) year. The deductibility of capital losses is subject to limitations.

Potential Recharacterization of Gain as a Dividend

In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or a dividend depends upon whether and to what extent the exchange reduces your deemed percentage stock ownership of PTAC. For purposes of this determination, you are treated as if you first exchanged all of your shares of Porch common stock solely for Class A Common Stock and then PTAC immediately redeemed (the “deemed redemption”) a portion of the Class A Common Stock in exchange for the cash you actually received. The gain recognized in the deemed redemption will be treated as capital gain (rather than as a corporate distribution) if the deemed redemption is (1) “substantially disproportionate” with respect to you or (2) “not essentially equivalent to a dividend.”

In order to meet the “substantially disproportionate” test, the percentage of outstanding stock of PTAC actually and constructively owned by you immediately following the deemed redemption of the Class A Common Stock must, among other requirements, be less than 80% of the percentage of the outstanding PTAC stock actually and constructively owned by you immediately before the deemed redemption. The deemed redemption will not be essentially equivalent to a dividend if the deemed redemption results in a “meaningful reduction” of your proportionate interest in PTAC. Whether the redemption will result in a meaningful reduction in your proportionate interest in PTAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over its corporate affairs may constitute such a “meaningful reduction.” In applying the above tests, you may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying any option you hold to purchase stock in addition to the stock actually owned by you.

If the deemed redemption does not qualify for capital gain treatment, you will be treated as receiving a corporate distribution subject to tax as described below under “Tax Consequences of a Redemption of PTAC Public Shares — Tax Consequences for U.S. Holders — Taxation of Redemptions Treated as Distributions.” Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Porch common stock, including the application of certain constructive ownership rules, holders of Porch common stock should consult their own tax advisors regarding the potential tax consequences of the merger to them.

Additional Tax on Net Investment Income

U.S. Holders who are individuals, estates, or trusts will be subject to the Medicare net investment income tax of 3.8%, if they have “net investment income” (in the case of individuals) or “undistributed net investment income” (in the case of estates and trusts) and have modified adjusted gross income above certain thresholds (which in the case of individual holders of Porch common stock will be between $125,000 and $250,000, depending of the stockholder’s circumstances). “Net investment income” generally will include gain recognized from the exchange of shares of Porch common stock and cash received in lieu of a fractional share of Class A Common Stock in the merger.

Backup Withholding

In general, cash received in exchange for shares of Porch common stock pursuant to the merger will be subject to backup withholding at a rate of 24% for a non-corporate U.S. Holder that (i) fails to provide an accurate taxpayer identification number, (ii) is notified by the IRS regarding a failure to report all interest or dividends required to be shown on his or her federal income tax returns, or (iii) in certain circumstances, fails to comply with applicable certification requirements. Any amount withheld under these rules will be creditable against such U.S. Holder’s federal income tax liability or refundable to the extent that it exceeds this liability, provided that the required information is timely furnished to the IRS and other applicable requirements are met.

Information Reporting

Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of Porch common stock. A “significant holder” is a holder of Porch common stock, that, immediately before the merger, owned at least 1% (by vote or value) of the outstanding stock of Porch (or, in certain instances, Porch common stock with a basis of at least $1.0 million). You are urged to consult your tax advisor as to the potential application of these information reporting requirements.

All holders of Porch common stock are urged to consult their tax advisors with respect to the tax consequences of the merger in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.

Tax Consequences of a Redemption of PTAC Public Shares

Neither Porch nor PTAC has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the redemption of PTAC public shares. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, the following discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Each holder of PTAC public shares is urged to consult its tax advisor with respect to the particular tax consequence of the redemption to such holder.

Tax Consequences for U.S. Holders

The discussion below applies to you if you are A “U.S. Holder” (as defined above) of PTAC public shares that exercises the redemption rights described above under “PTAC Special Meeting of Stockholders — Redemption Rights” with respect to your PTAC public shares.

Treatment of Redemption

The treatment of a redemption of your PTAC public shares for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the PTAC public shares under Section 302 of the Code. If the redemption qualifies as a sale of the PTAC public shares, you will recognize gain or loss as described below under “— Gain or Loss on Redemptions Treated as a Sale of PTAC public shares” below. If the redemption does not qualify as a sale of PTAC public shares, you will be treated as receiving a corporate distribution subject to tax as described below under “— Taxation of Redemptions Treated as Distributions.” Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of PTAC public shares treated as held by you (including any shares constructively owned by you, including PTAC public shares constructively held by you as a result of owning any PTAC publicly traded warrants) relative to all of the PTAC public shares outstanding both before and after the redemption. The redemption of PTAC public shares generally will be treated as a sale of the PTAC public shares (rather than as a corporate distribution) if the redemption (i) results in a “complete termination” of your interest in PTAC, (ii) is “not essentially equivalent to a dividend” with respect to you or (iii) is a “substantially disproportionate redemption” with respect to you. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, you must take into account not only PTAC public shares actually owned by you, but also PTAC public shares that are constructively owned by you. You may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which you have an interest or that have an interest in you, as well as any shares you have a right to acquire by exercise of an option (such as PTAC publicly traded warrants). There will be a complete termination of your interest if either (i) all of the shares of PTAC public shares actually and constructively owned by you are redeemed or (ii) all of the PTAC public shares actually owned by you are redeemed and you are eligible to waive, and do waive, the attribution of shares owned by certain family members and you do not constructively own any other shares. The redemption of PTAC public shares will not be essentially equivalent to a dividend if your redemption results in a “meaningful reduction” of your proportionate interest in PTAC. Whether the redemption will result in a meaningful reduction in your proportionate interest in PTAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over its corporate affairs may constitute such a “meaningful reduction.” In order to meet the “substantially disproportionate” test, the percentage of outstanding PTAC public shares actually and constructively owned by you immediately following the redemption of the PTAC public shares must, among other requirements, be less than 80% of the percentage of the outstanding PTAC public shares actually and constructively owned by you immediately before the redemption. You are urged to consult with your tax advisor as to the tax consequences of a redemption.

If none of the foregoing tests are satisfied, then the redemption proceeds will be treated as a corporate distribution and the tax effects will be as described under “— Taxation of Redemptions Treated as Distributions,” below. After the application of those rules, any remaining tax basis you have in the redeemed PTAC public shares will be added to your adjusted tax basis in your remaining PTAC public shares, or, if you have none, to your adjusted tax basis in PTAC publicly traded warrants held by you or possibly in other shares constructively owned by you.

Taxation of Redemptions Treated as Distributions

If the redemption of your PTAC public shares does not qualify as a sale of PTAC public shares, you will be treated as receiving a distribution from PTAC. You generally will be required to include in gross income as dividends the amount of proceeds received in connection with such a redemption to the extent the distribution is paid out of PTAC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described below under “— Gain or Loss on Redemptions Treated as a Sale of PTAC public shares.”

If you are a corporate U.S. Holder, dividends paid by PTAC to you generally will be eligible for the dividends-received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations so long as you satisfy the holding period requirement for the dividends-received deduction.

If you are a non-corporate U.S. Holder, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate so long as you satisfy the holding period requirement of at least 60 days which begins within a certain number of days before the ex-dividend date and certain other requirements are met (see “— Gain or Loss on Redemptions Treated as a Sale of PTAC public shares” below).

Gain or Loss on Redemptions Treated as a Sale or Exchange of PTAC public shares

If a redemption of your PTAC public shares qualifies as a sale of PTAC public shares, you generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) your adjusted tax basis in the PTAC public shares so redeemed.

Any such capital gain or loss generally will be long-term capital gain or loss if your holding period for the PTAC public shares so disposed of exceeds one (1) year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible for taxation at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting with Respect to the Redemption for Significant Holders

Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of PTAC public shares. A “significant holder” is a beneficial owner of PTAC public shares that, immediately prior to the redemption, actually or constructively owns 5% or more of the outstanding PTAC public shares (by vote or value). You are urged to consult with your tax advisor as to the potential application of these reporting requirements.

Tax Consequences for Non-U.S. Holders

The discussion below applies to you if you are A “Non-U.S. Holder” (as defined above) of PTAC public shares that exercises the redemption rights described above under “PTAC Special Meeting of Stockholders — Redemption Rights” with respect to your PTAC public shares.

Treatment of Redemption

If you are a Non-U.S. Holder, the characterization for U.S. federal income tax purposes of the redemption of your PTAC public shares generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s PTAC public shares, as described above under “Tax Consequences for U.S. Holders — Treatment of Redemption.”

Non-U.S. Holders considering exercising their redemption rights are urged to consult their own tax advisors as to whether the redemption of their PTAC public shares will be treated as a distribution, or as a sale, under the Code.

Taxation of Redemptions Treated as Distributions

If the redemption of a your PTAC public shares does not qualify as a sale or exchange of PTAC public shares, you will be treated as receiving a distribution from PTAC, which distribution will be treated as a dividend to the extent the distribution is paid out of PTAC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The gross amount of such dividends will be subject to a withholding tax at a rate of 30% unless you are eligible for a reduced rate of withholding under an applicable income tax treaty and provide proper certification of your eligibility for such reduced rate. Dividends that are effectively connected with the conduct by you of a trade or business in the United States (and are attributable to a U.S. permanent establishment if an applicable treaty so requires) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described under “— Gain or Loss on Redemptions Treated as a Sale or Exchange of PTAC public shares” below.

Gain or Loss on Redemptions Treated as a Sale or Exchange of PTAC public shares

If the redemption of your PTAC public shares qualifies as a sale or exchange of such shares, you generally will not be subject to U.S. federal income tax on any gain recognized on such redemption unless:

•        such gain is effectively connected with the conduct by you of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that you maintain in the United States), in which case you generally will be subject to U.S. federal income tax on such gain at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate;

•        you are an individual who is present in the United States for 183 days or more in the taxable year of the redemption and certain other conditions are met, in which case you will be subject to a 30% tax on your net capital gain for the year; or

•        we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five (5) year period ending on the date of the redemption or the period during which you held PTAC public shares, and, in the case where our PTAC public shares are traded on an established securities market, you have owned, directly or constructively, more than 5% of our PTAC public shares at any time within the shorter of the five (5) year period or your holding period for our PTAC public shares. We do not believe that we are or have been a U.S. real property holding corporation.

All holders of PTAC public shares are urged to consult their tax advisors with respect to the tax consequences of a redemption of PTAC public shares in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.

Information Reporting and Backup Withholding

Proceeds received in connection with the merger or a redemption of PTAC public shares may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding generally will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may claim a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

Porch is incorporated under the laws of the State of Delaware and the rights of Porch stockholders are governed by the laws of the State of Delaware, including the DGCL, the Porch charter and Porch’s bylaws. As a result of the merger, Porch stockholders who receive shares of New Porch common stock will become New Porch stockholders. New Porch is incorporated under the laws of the State of Delaware and the rights of New Porch stockholders are governed by the laws of the State of Delaware, including the DGCL, New Porch’s Proposed Charter and New Porch’s amended and restated bylaws. Thus, following the merger, the rights of Porch stockholders who become New Porch stockholders in the merger will continue to be governed by Delaware law but will no longer be governed by the Porch charter and Porch’s bylaws and instead will be governed by New Porch’s Proposed Charter and New Porch’s amended and restated bylaws.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Porch stockholders under the Porch charter and Porch’s bylaws (left column), and the rights of Porch stockholders under forms of New Porch’s Proposed Charter and amended and restated bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Porch charter and Porch’s bylaws, and forms of New Porch’s Proposed Charter and amended and restated bylaws, which are attached as Annex C, as well as the relevant provisions of the DGCL.

Porch	New Porch
Authorized Capital Stock

Porch common stock.    Porch is currently authorized to issue 111,919,066 shares of Common Stock, par value $0.01 per share. As of           , 2020, there were           shares of Porch Common Stock outstanding.

Porch preferred stock.    Porch is currently authorized to issue 55,858,606 shares of Preferred Stock, par value $0.01 per share. The Porch preferred stock is designated as follows: Seed Preferred Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. As of           , 2020, there were          shares of Porch preferred stock outstanding. Concurrent with the execution of the merger agreement, certain holders representing a majority of the Porch preferred stock and the Porch Series B Preferred Stock (determined on an as-converted basis) executed a written consent pursuant to which all of Porch’s issued and outstanding preferred stock will be converted immediately prior to the merger into shares of Porch common stock in accordance with the Porch charter. The written consents solicited via this proxy statement/consent solicitation statement/prospectus will become effective upon such conversion of the Porch preferred stock.

New Porch common stock.    New Porch will be authorized to issue 400,000,000 shares of common stock, par value $0.0001 per share. As of          , 2020, we expect there will be approximately           million shares of New Porch common stock (assuming no redemptions) outstanding following consummation of the merger.

New Porch preferred stock.    New Porch will be authorized to issue 10,000,000 shares of preferred stock, par value $0.0001 per share. Following consummation of the merger, New Porch is not expected to have any preferred stock outstanding.

Porch	New Porch
Rights of Preferred Stock

The Seed Preferred Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock are each entitled to certain preferential rights upon certain sales or mergers of Porch, as though such sale or merger was a liquidation, dissolution or winding up of Porch. The Seed Preferred Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock are each entitled to certain voting rights, preferences, designations and relative, participating, optional or other special rights.

New Porch’s board of directors may fix for any series of preferred stock such voting powers, full or limited, or no voting powers, and such preferences, designations and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the New Porch board of directors providing for the issuance of such series.

Concurrent with the execution of the merger agreement, certain holders representing a majority of the Porch preferred stock and the Porch Series B Preferred Stock (determined on an as-converted basis) executed a written consent pursuant to which all of Porch’s issued and outstanding preferred stock will be converted immediately prior to the merger into shares of Porch common stock in accordance with the Porch charter. The written consents solicited via this proxy statement/consent solicitation statement/prospectus will become effective upon such conversion of the Porch preferred stock.

Number and Qualification of Directors

The Porch board of directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of a majority of the board of directors. Directors need not be stockholders.

The New Porch board of directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the board of directors.

So long as at least 4,562,500 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Seed Preferred Stock) shares of Seed Preferred Stock remain outstanding, the holders of record of the shares of Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect four (4) members of the Porch board of directors.

So long as at least 2,945,914 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A Preferred Stock, the Series A-1 Preferred Stock and the Series A-2 Preferred Stock) shares of the Series A Preferred Stock, the Series A-1 Preferred Stock and the Series A-2 Preferred Stock remain outstanding, the holders of record of the shares of Series A-1 Preferred Stock and the Series A-2 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (l) member of the Porch board of directors.

Porch	New Porch

So long as at least 2,310,189 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series B Preferred Stock) shares of Series B Preferred Stock remain outstanding, the holders of record of the shares of Series B Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) member of the Porch board of directors.

So long as at least 90,000 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series C Preferred Stock) shares of Series C Preferred Stock or Porch common stock issued upon conversion of Series C Preferred Stock remain outstanding, the holders of record of the shares of Series C Preferred Stock and such Porch common stock issued upon conversion of Series C Preferred Stock, exclusively and as a separate class, on an as-converted to Porch common stock basis, shall be entitled to elect one (1) member of the Porch board of directors.

The holders of record of the shares of Porch common stock, exclusively and as a separate class, shall be entitled to elect one (l) member of the Porch board of directors.
Election of Directors

At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors shall be sufficient to elect.

The stockholders shall elect directors each of whom shall hold office for a term of three (3) years or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.

So long as at least 4,562,500 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Seed Preferred Stock) shares of Seed Preferred Stock remain outstanding, the holders of record of the shares of Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect four (4) members of the Porch board of directors.

At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect.

So long as at least 2,945,914 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A Preferred Stock, the Series A-1 Preferred Stock and the Series A-2 Preferred Stock) shares of the Series A Preferred Stock, the Series A-1 Preferred Stock and the Series A-2 Preferred Stock remain outstanding, the holders of record of the shares of Series A-1 Preferred Stock and the Series A-2 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (l) member of the Porch board of directors.

Porch	New Porch

So long as at least 2,310,189 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series B Preferred Stock) shares of Series B Preferred Stock remain outstanding, the holders of record of the shares of Series B Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) member of the Porch board of directors.

So long as at least 90,000 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series C Preferred Stock) shares of Series C Preferred Stock or Porch common stock issued upon conversion of Series C Preferred Stock remain outstanding, the holders of record of the shares of Series C Preferred Stock and such Porch common stock issued upon conversion of Series C Preferred Stock, exclusively and as a separate class, on an as-converted to Porch common stock basis, shall be entitled to elect one (1) member of the Porch board of directors.

The holders of record of the shares of Porch common stock, exclusively and as a separate class, shall be entitled to elect one (l) member of the Porch board of directors.
Removal of Directors

Any director of Porch may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of Porch capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of such stockholders. Any director of Porch or the entire board may be removed with cause by the holders of a majority of the shares then entitled to vote at an election of directors.

Except as required by applicable law, any director or the entire New Porch board of directors may be removed, but only for cause, by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of New Porch entitled to vote generally in the election of directors, voting together as a single class.

Voting

On any matter presented to the stockholders of Porch for their action or consideration at any meeting of stockholders of Porch (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Porch preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of Porch common stock into which the shares of Porch preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided bylaw or by the provisions of the Porch charter, holders of Porch preferred stock shall vote together with the holders of common stock as a single class and on an as-converted to common stock basis.

Each stockholder entitled to vote at any meeting of stockholders shall be entitled to one (1) vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period.

Porch	New Porch

In all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

All elections, except for the election of directors, and questions presented to the stockholders at a meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the PropTech Acquisition Corporation Certificate of Incorporation, the PropTech Acquisition Corporation Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

Shares of its own stock belonging to New Porch or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by New Porch, shall not be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of New Porch or any subsidiary of New Porch to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

With respect to any vote to increase or decrease the number of authorized shares of any class or classes of stock (but not below the number of shares then outstanding) requires the affirmative vote of the holders of the majority of the voting power of the stock of New Porch entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a separate voting standard is expressly set forth in the certificate of designation of preferred stock of New Porch.

Cumulative Voting
Delaware law allows for cumulative voting only if provided for in a corporation’s charter; however, the Porch charter does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the New Porch charter; however, the New Porch charter does not authorize cumulative voting.

Porch	New Porch
Vacancies on the Board of Directors

If the holders of shares of the applicable Porch preferred stock or common stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, then any directorship not so filled shall remain vacant until such time as either (i) the holders of the applicable series of Porch preferred stock or common stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting or (ii) such vacancy is filled by any sitting director elected by holders of such class or series, as the case may be; and no such directorship may be filled by stockholders of Porch other than by the stockholders of Porch that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Porch common stock and of any other class or series of voting stock (including the Porch preferred stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of Porch.

Unless otherwise provided by law or New Porch’s charter, any newly created directorship or any vacancy occurring in the New Porch board of directors for any cause may be filled by a majority of the remaining members of the board of directors, even if such majority is less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Special Meeting of the Board of Directors

Special meetings of the board of directors may be called by the board of directors, the chairperson of the board of directors, the chief executive officer, the president, the secretary or any two (2) directors.

Special meetings of the board of directors may be called only by the Chairman of the Board or the president of New Porch, or shall be called by the Chairman of the Board, President or Secretary on written request of at least a majority of directors then in office, or the sole director, as the case may be.

Stockholder Action by Written Consent

Any action required by the DGCL to be taken at any annual or special meeting of Porch, or any action which may be taken at any such annual or special meeting, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding capital having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any action required or permitted to be taken by the stockholders of New Porch must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders, unless the certificate of designation of preferred stock of New Porch permits one or more series of preferred stock to take action by written consent.

Amendment to Certificate of Incorporation

Under Delaware law, an amendment to a charter generally requires the approval of the Porch board of directors and a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class.

Under Delaware law, an amendment to a charter generally requires the approval of New Porch’s board of directors and a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class. In addition, any amendment, alternation or repeal to the provisions of the New Porch Certificate of Incorporation relating to directors will require the affirmative vote of stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of New Porch entitled to vote generally in the election of directors, voting as a single class.

Porch	New Porch

At any time when at least 9,908,603 shares of preferred stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the preferred stock) are outstanding, Porch may not amend, alter or repeal any provision of the Porch charter in a manner that adversely affects the powers, preferences or rights of the preferred stock without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Porch common stock and preferred stock, voting together as a single class on an as-converted basis.

At any time when at least 4,562,500 shares of Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Seed Preferred Stock) are outstanding, Porch may not amend, alter or repeal any provision of the Porch charter in a manner that adversely affects the powers, preferences or rights of the Seed Preferred Stock without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Seed Preferred Stock, voting together as a single class on an as-converted basis.

At any time when at least 2,945,914 shares of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock, the Series A-1 Preferred Stock and Series A-2 Preferred Stock) are outstanding, Porch may not amend, alter or repeal any provision of the Porch charter in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock, the Series A-1 Preferred Stock and Series A-2 Preferred Stock without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of the Series A Preferred Stock, the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, voting together as a single class on an as-converted basis.

At any time when at least 1,913,133 shares of Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock) are outstanding, Porch may not amend, alter or repeal any provision of the Porch charter in a manner that adversely affects the powers, preferences or rights of the Series B Preferred Stock without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock, voting together as a single class on an as-converted basis.

Porch	New Porch

At any time when at least 90,000 shares of Series C Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C Preferred Stock) are outstanding, Porch may not amend, alter or repeal any provision of the Porch charter in a manner that adversely affects the powers, preferences or rights of the Series C Preferred Stock without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series C Preferred Stock, voting together as a single class on an as-converted basis.

Amendment of Bylaws
Porch’s board of directors and stockholders are entitled to adopt, amend or repeal Porch’s bylaws.

New Porch’s board of directors, acting by majority vote, is expressly authorized to make, alter, amend or repeal the New Porch amended and restated bylaws (with exception of Article VIII: Indemnification, which requires the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of New Porch).

Quorum
Board of Directors. At all meetings of the Porch board of directors, a majority of the members of the board shall constitute a quorum for the transaction of business.	Board of Directors. At all meetings of the New Porch board of directors, a majority of the members of the board shall constitute a quorum for the transaction of business.

Stockholders.    The presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting will constitute a quorum at any meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

Stockholders.    The presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting will constitute a quorum at any meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. Shares of its own stock belonging to New Porch or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by New Porch, shall neither be entitled to vote nor be counted for quorum purposes.

Porch	New Porch
Interested Directors

Under Section 144 of the DGCL, no contract or transaction between Porch and one or more directors or officers, or between Porch and any other entity in which Porch’s directors or officers are directors or officers or have a financial interest will be void or voidable solely for that reason if (1) the material facts as to such interested director’s relationship or interests are disclosed or known to Porch’s board of directors and Porch’s board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though less than a quorum, (2) such material facts are disclosed or known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by the stockholders, or (3) the transaction is fair as to Porch as of the time it is authorized, approved or ratified.

Under Section 144 of the DGCL, no contract or transaction between New Porch and one or more directors or officers, or between PropTech Acquisition Corporation and any other entity in which New Porch’s directors or officers are directors or officers or have a financial interest will be void or voidable solely for that reason if (1) the material facts as to such interested director’s relationship or interests are disclosed or known to the New Porch’s board of directors and the New Porch’s board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though less than a quorum, (2) such material facts are disclosed or known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by the stockholders, or (3) the transaction is fair as to New Porch as of the time it is authorized, approved or ratified.

To the fullest extent permitted by law, except as may be otherwise agreed in writing between such director and New Porch, (1) no director of New Porch (other than any director who is an executive officer of New Porch) will have any duty to refrain from engaging in the same or similar activities or line of business at New Porch or any of its subsidiaries or doing business with any client, customer or vendor of New Porch, and (2) no director shall be deemed to have breached any duty (fiduciary or otherwise), if any, to New Porch or its subsidiaries or stockholders solely by reason of any director of New Porch (other than any director who is an executive officer of New Porch) engaging in any such activity or entering into such transactions.

New Porch renounces any interest or expectation in, nor right to be informed of, any corporate opportunity, and in the event that any director of New Porch (other than any director who is an executive officer of New Porch) acquires knowledge of a potential transaction that may be a corporate opportunity, to the fullest extent permitted by law, such director will have no duty (fiduciary or otherwise) or obligation to communicate or offer such corporate opportunity to New Porch and its subsidiaries and stockholders and will not be liable to New Porch and its subsidiaries and stockholders for breach of any fiduciary duty in respect of such corporate opportunity. In addition, any alteration, amendment, addition to or repeal of the provisions of the New Porch Proposed Charter that relate to interested directors will eliminate or reduce such provisions in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for such provisions, would accrue or arise, prior to such alteration, amendment, addition repeal or adoption.

Porch	New Porch
Interested Stockholders
See “— Interested Directors” above and “— Anti-Takeover Provisions and other Stockholder Protections” below.	See “— Interested Directors” above and “— Anti-Takeover Provisions and other Stockholder Protections” below.
Special Stockholder Meetings

Special meetings of Porch’s stockholders may be called the board of directors, the chairperson of the board of directors, the chief executive officer or president (in the absence of a chief executive officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at such meeting.

A special meeting of New Porch’s stockholders may be called only by the Chairman of the Board, Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person.

Notice of Stockholder Meetings

Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. The written notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Written notice stating the place, if any, date and time of each meeting of New Porch’s stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in case of a special meeting, the purpose or purposes for which the meeting is called will, unless otherwise provided by law or New Porch’s governing documents, be delivered not less than 10 nor more than 60 days before the date of the meeting, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

If any person(s) other than the Board calls a special meeting, the request shall: (i) be in writing; (ii) specify the time of such meeting and the general nature of the business proposed to be transacted; and (iii) be delivered personally or sent by registered mail or by facsimile transmission to the chairperson of the board, the chief executive officer, the president (in the absence of a chief executive officer) or the secretary of Porch. The officer(s) receiving the request shall cause notice to be promptly given to the stockholders entitled to vote at such meeting, in accordance with Porch’s bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders.

No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in New Porch’s notice of meeting (or any supplement thereto) delivered pursuant to the bylaws, (ii) properly brought before the annual meeting by or at the direction of the board or (iii) otherwise properly brought before the annual meeting by any stockholder of New Porch who is entitled to vote at the meeting, who complies with the notice procedures set forth in the bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary of New Porch

Porch	New Porch

The stockholder must (i) give timely notice thereof in proper written form to the Secretary of New Porch, and (ii) the business must be a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Porch not less than 90 or more than 120 days before the meeting. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the New Porch amended and restated bylaws.

Stockholder Nominations of Persons for Election as Directors

Any proper business, including the election of directors, may be transacted at the annual meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Nominations of persons for election to the New Porch board of directors may be made at an annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in New Porch’s notice of such special meeting, (i) by or at the direction of the New Porch board of directors or (ii) by any stockholder of New Porch who is entitled to vote at the meeting, who complies with the notice procedures set forth in the bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary of New Porch

For a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of New Porch: (i) in the case of an annual meeting, not later than the close of business not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting or, if the number of directors to be elected to the board of directors is increased and the first public announcement naming all of the nominees for directors or specifying the size of the increased board of directors is less than 90 days prior to the meeting, the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by New Porch In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the New Porch amended and restated bylaws.

Porch	New Porch
Limitation of Liability of Directors and Officers

To the fullest extent permitted by the DGCL, a director of Porch shall not be personally liable to Porch or its stockholders for monetary damages for breach of fiduciary duty owed to Porch and its stockholders. The amendment or appeal of this provision in Porch’s bylaws shall not adversely affect any right or protection of a director of Porch in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

To the fullest extent permitted by the DGCL, a director of New Porch shall not be personally liable to New Porch or its stockholders for monetary damages for breach of fiduciary duty owed to New Porch and its stockholders. Neither the amendment nor appeal of this provision in New Porch’s charter nor, to the fullest extent permitted by the DGCL, any modification of law shall adversely affect any right or protection of a director of New Porch in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Indemnification of Directors, Officers, Employees and Agents

Porch will indemnify any person for any proceeding by reason of the fact that such person is or was a director or officer of Porch or, while a director or officer, is or was serving at the request of Porch as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise if such proceeding or part thereof was authorized by Porch’s board of directors.

New Porch will indemnify any person for any proceeding by reason of being a director or officer of New Porch or, while a director or officer, is or was serving at the request of New Porch as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise if such proceeding or part thereof was authorized by New Porch’s board of directors.

The right to indemnification covers expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such proceeding, provided, however, that an advancement of expenses will be made only upon delivery to Porch of a written request for indemnification and delivery of an undertaking by or on behalf of the indemnitee to repay all amounts so advanced if it will ultimately be determined that the indemnitee is not entitled to be indemnified for the expenses.

The right to indemnification covers all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection with such proceeding. It also includes the right to be paid by New Porch the expenses (including attorney’s fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition, provided, however, that, if the DGCL requires, an advancement of expenses will be made only upon delivery to New Porch of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it will ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnitee is not entitled to be indemnified for the expenses.

Such rights will continue as to an indemnitee who has ceased to be a director, officer, employee or agent and will inure to the benefit of his or her heirs, executors and administrators.	Such rights will continue as to an indemnitee who has ceased to be a director, officer, employee or agent and will inure to the benefit of his or her heirs, executors and administrators.

Notwithstanding the foregoing, except for proceedings to enforce rights to indemnification and advancement of expenses, Porch shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by Porch’s board.

Notwithstanding the foregoing, except for proceedings to enforce rights to indemnification and advancement of expenses, New Porch shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by New Porch’s board.

Porch	New Porch
Dividends, Distributions and Stock Repurchases

Porch may not declare, pay or set aside any dividends on any shares of any other class or series of capital stock unless the holders of the Seed Preferred Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock then outstanding shall first receive, or simultaneously receive a dividend on each outstanding share of such preferred stock as set forth in Porch charter.

Subject to the rights of the holders of New Porch preferred stock, and to the other provisions of the New Porch’s charter, dividends and other distributions in cash, property or capital stock of New Porch may be declared and paid ratably on New Porch’s common stock.

Liquidation

The Porch Charter provides that in the event of any voluntary or involuntary liquidation, dissolution or winding up of Porch or deemed liquidate event, holders of Porch preferred stock will be entitled, on a pari passu basis, to be paid out of the assets of Porch available for distribution to its stockholders certain amounts set forth in the Porch charter prior to any payment to holders of the Porch common stock.

The New Porch charter will provide that, in the event of any liquidation, dissolution or winding up of New Porch, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of New Porch available for distribution to its stockholders, ratably in proportion to the number of shares of New Porch common stock held by them.

Conversion
Each of the series of Porch preferred stock has optional conversion rights to convert such series of preferred stock to common stock at conversion ratios set forth in the Porch charter.	There will be no conversion rights relating to the New Porch common stock.

In the event of (i) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, resulting in at least $50 million of proceeds, net of the underwriting discount and commissions, to Porch, or (ii) the vote or written consent of the holders of at least a majority of the then outstanding shares of preferred stock and the holders of at least a majority of the then outstanding shares of Series B Preferred Stock, each share of Porch preferred stock then outstanding with automatically convert into shares of common stock at conversion ratios set forth in the Porch charter.

Recapitalizations, Reclassifications and Other Changes
The Porch charter does not contain such provisions.	The New Porch Proposed Charter does not contain such provisions.

Porch	New Porch
Supermajority Voting Provisions
The Porch charter does not contain such provisions.

Any amendment, alternation or repeal to the provisions of the New Porch Certificate of Incorporation relating to directors will require the affirmative vote of stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of New Porch entitled to vote generally in the election of directors, voting as a single class.

The affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of New Porch is required to amend or repeal the indemnification provisions of the New Porch amended and restated bylaws.

Anti-Takeover Provisions and other Stockholder Protections

Porch is subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of Porch voting stock) for three (3) years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

New Porch is subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of New Porch’s voting stock) for three (3) years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

Stockholder Rights Plan
While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.	Same as Porch.
New Porch does not have a stockholder rights plan currently in effect, but under the DGCL, Porch’s board of directors could adopt such a plan without stockholder approval.
Preemptive Rights

In the event Porch issues additional shares of common stock below the conversion price of a series of preferred stock, the conversion price of such series of preferred stock will be adjusted downward accordingly.

There are no preemptive rights relating to shares of New Porch’s common stock
Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing, and the duty of care requires directors in managing Porch’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

Same as Porch.

Porch	New Porch

Porch’s board of directors may exercise all such powers of Porch’s and do all such lawful acts and things as are not by statute or the Porch charter or bylaws directed or required to be exercised or done solely by the stockholders.

Inspection of Books and Records; Stockholder Lists

Inspection.    Under Section 220 of the DGCL, any stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from Porch’s stock ledger, a list of its stockholders and its other books and records.

Same as Porch.

Voting List.    Porch will prepare, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting at least 10 days prior to the meeting either (i) on a reasonably accessible electronic network or (ii) during ordinary business hours at the principal place of business of Porch If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting will be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If a meeting of stockholders is to be held solely by means of remote communication, the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting.

Choice of Forum
Porch’s organizational documents are silent on choice of forum.

New Porch’s charter designates the Court of Chancery of the State of Delaware as the exclusive forum for (i) any derivative action brought by a stockholder on behalf of New Porch, (ii) any claim of breach of a fiduciary duty owed by any of New Porch’s directors, officers or employee of New Porch governed by the internal affairs doctrine, (iii) any claim against New Porch, its directors, officers or employees arising under its charter, bylaws or the DGCL or (iv) any claim against New Porch governed by the internal affairs doctrine.

DESCRIPTION OF NEW PORCH CAPITAL STOCK

As a result of the merger, Porch stockholders who receive shares of New Porch common stock in the merger will become stockholders of New Porch. Your rights as New Porch stockholders will be governed by Delaware law and New Porch’s Proposed Charter and amended and restated bylaws. The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the applicable provisions of Delaware law and New Porch’s Proposed Charter and form of amended and restated bylaws carefully and in their entirety because they describe your rights as a holder of shares of New Porch common stock.

In connection with the merger, PTAC will amend and restate its Existing Charter and bylaws. The following is a description of the material terms of, and is qualified in its entirety by, New Porch’s Proposed Charter and form of amended and restated bylaws, each of which will be in effect upon the consummation of the merger, the forms of which are filed as Annex C to the registration statement of which this proxy statement/consent solicitation statement/prospectus is a part.

New Porch’s purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. Upon the consummation of the merger, New Porch’s authorized capital stock will consist of 400,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value. No shares of preferred stock will be issued or outstanding immediately after the merger. Unless New Porch’s board of directors determines otherwise, New Porch will issue all shares of its capital stock in uncertificated form.

Common Stock

Holders of New Porch common stock are entitled to one (1) vote for each share held of record on all matters properly submitted to a vote of stockholders, including the election or removal of directors. Unless specified in the Proposed Charter or amended and restated bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the votes cast at any meeting of the New Porch stockholders at which there is a quorum is required to approve any such matter voted on by its stockholders. New Porch’s board of directors is divided into three (3) classes, each of which will generally serve for a term of three (3) years with only one (1) class of directors being elected each year. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Stockholders are entitled to receive ratable dividends, if any, as may be declared from time-to-time by our Board out of legally available assets or funds.

As of              , 2020, New Porch had approximately 400,000,000 shares of New Porch common stock, par value $0.0001 per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value available for issuance. After giving effect to the merger, it is expected that New Porch will have approximately 90.7 million shares (assuming no redemptions and based on the value of the Trust Account on September 30, 2020) of common stock outstanding.

Redeemable Warrants

The warrants were issued in registered form under a warrant agreement between CST, as warrant agent, and New Porch (the “Warrant Agreement”). The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified check payable to New Porch or by wire transfer, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of New Porch common stock and any voting rights until they exercise their warrants and receive shares of New Porch common stock. After the issuance of shares of New Porch common stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

In addition, if (x) New Porch issues additional shares of New Porch common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial business combination at a Newly Issued Price of less than $9.20 per share of New Porch common stock (with such issue price or effective issue price to be determined in good faith by New Porch’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial business combination on the date of the consummation of the initial business combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, New Porch will, upon exercise, round down to the nearest whole number of shares of New Porch common stock to be issued to the warrantholder.

Each whole warrant entitles the registered holder to purchase one (1) whole share of New Porch common stock at a price of $11.50 per share, subject to adjustment as discussed below, 30 days after the completion of the initial business combination. Pursuant to the Warrant Agreement, a warrantholder may exercise its warrants only for a whole number of shares of New Porch common stock. This means that only a whole warrant may be exercised at any given time by a warrantholder. Only whole warrants are traded. The warrants will expire five (5) years after the completion of the initial business combination, at 5:00 p.m. Eastern Time or earlier upon redemption or liquidation.

New Porch will not be obligated to deliver any shares of New Porch common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of New Porch common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to New Porch’s satisfying New Porch’s obligations described below with respect to registration. No warrant is exercisable and New Porch will not be obligated to issue shares of New Porch common stock upon exercise of a warrant unless New Porch common stock issuable upon such warrant exercise has been registered, qualified, or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will New Porch be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of New Porch common stock underlying such unit.

New Porch has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial business combination, New Porch will use its best efforts to file with the SEC a registration statement covering the shares of New Porch common stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of New Porch common stock until the warrants expire or are redeemed, as specified in the Warrant Agreement. If a registration statement covering the shares of New Porch common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial business combination, warrantholders may, until such time as there is an effective registration statement and during any period when New Porch will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the New Porch common stock issuable upon exercise of the warrants is not effective within a specified period following the consummation of the initial business combination, warrantholders may, until such time as there is an effective registration statement and during any period when New Porch shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, as amended, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the warrants become exercisable, New Porch may call the warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrantholder; and

•        if, and only if, the reported last sale price of the New Porch common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three (3) business days before New Porch sends the notice of redemption to the warrantholders.

If and when the warrants become redeemable, New Porch may not exercise its redemption right if the issuance of shares of New Porch common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or New Porch are unable to effect such registration or qualification.

New Porch established the last of the redemption criteria discussed above to prevent a redemption call unless there is, at the time of the call, a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and New Porch issues a notice of redemption of the warrants, each warrantholder is entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the New Porch common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If New Porch calls the warrants for redemption as described above, New Porch’s management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” management will consider, among other factors, New Porch’s cash position, the number of warrants that are outstanding and the dilutive effect on its stockholders of issuing the maximum number of shares of New Porch common stock issuable upon the exercise of New Porch’s warrants. If New Porch’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of New Porch common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Porch common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the New Porch common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If New Porch’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New Porch common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. New Porch believes this feature is an attractive option to it if it does not need the cash from the exercise of the warrants after the initial business combination. If New Porch calls its warrants for redemption and its management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrantholders would have been required to use had all warrantholders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify New Porch in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that, to the warrant agent’s actual knowledge, after giving effect to such exercise, such person (together with such person’s affiliates) would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of New Porch common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of New Porch common stock is increased by a stock dividend payable in shares of New Porch common stock, or by a split-up of shares of New Porch common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of New Porch common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of New Porch common stock. A rights offering to holders of New Porch common stock entitling holders to purchase shares of New Porch common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of New Porch common stock equal to the product of (i) the number of shares of New Porch common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New Porch common stock) and (ii) one (1) minus the quotient of (x) the price per share of New Porch common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for

New Porch common stock, in determining the price payable for New Porch common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of New Porch common stock as reported during 10 trading day period ending on the trading day prior to the first date on which the shares of New Porch common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if New Porch, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities, or other assets to the holders of New Porch common stock on account of such shares of New Porch common stock (or other shares of New Porch’s capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of New Porch common stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of New Porch common stock in connection with a stockholder vote to amend the Existing Charter (i) to modify the substance or timing of New Porch’s obligation to redeem 100% of its New Porch common stock if it does not complete the initial business combination within the timeframe set forth in its amended and restated certificate of incorporation or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of New Porch’s common stock upon its failure to complete the initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Porch common stock in respect of such event.

If the number of outstanding shares of New Porch common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of New Porch common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of New Porch common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of New Porch common stock.

Whenever the number of shares of New Porch common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Porch common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New Porch common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of New Porch common stock (other than those described above or that solely affects the par value of such shares of New Porch common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which New Porch is the continuing corporation and that does not result in any reclassification or reorganization of its outstanding shares of New Porch common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which New Porch are dissolved, the warrantholders will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of New Porch common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of New Porch common stock in such a transaction is payable in the form of New Porch common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to warrantholders when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the warrantholders otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrantholder for the loss of the option value portion of the warrant due to the requirement that the warrantholder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

Annual Stockholder Meetings

New Porch will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by New Porch’s board of directors. To the extent permitted under applicable law, New Porch may conduct meetings by means of remote communication.

Anti-Takeover Effects of New Porch’s Proposed Charter and Bylaws and Certain Provisions of Delaware Law

New Porch’s Proposed Charter and amended and restated bylaws will contain and the DGCL contains provisions, as summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of New Porch’s board of directors. These provisions are intended to avoid costly takeover battles, reduce New Porch’s vulnerability to a hostile change of control and enhance the ability of New Porch’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire New Porch. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of New Porch by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of New Porch common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares.

However, the listing requirements of NASDAQ, which would apply so long as the common stock remains listed on the NASDAQ, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power of New Porch’s capital stock or the-then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

New Porch’s board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of New Porch or the removal of its management. Moreover, New Porch’s authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved New Porch common stock or preferred stock may be to enable New Porch’s board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of New Porch by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of New Porch’s management and possibly deprive New Porch’s stockholders of opportunities to sell their shares of New Porch common stock at prices higher than prevailing market prices.

Classified Board of Directors

The Proposed Charter provides that New Porch’s board of directors are classified into three (3) classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three (3) year term. As a result, approximately one-third (1/3) of New Porch’s board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of New Porch’s board of directors. The Proposed Charter and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

New Porch is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        a stockholder who owns 20% or more of New Porch’s outstanding voting stock (otherwise known as an “interested stockholder”);

•         an affiliate of an interested stockholder; or

•        an associate of an interested stockholder, for three (3) years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of New Porch’s assets. However, the above provisions of Section 203 do not apply if:

•        New Porch’s board of directors approves the transaction that made the stockholder an “interested stockholder, prior to the date of the transaction;”

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of New Porch’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•        on or subsequent to the date of the transaction, the initial business combination is approved by New Porch’s board of directors and authorized at a meeting of New Porch’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds (2/3) of the outstanding voting stock not owned by the interested stockholder.

Removal of Directors; Vacancies

Under the DGCL, and as provided in New Porch’s amended and restated certificate of incorporation, a director serving on a classified board may be removed by the stockholders only for cause and only by the affirmative vote of holders of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, the Proposed Charter provides that any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on the board of directors will be filled only by the affirmative vote of a majority of the remaining directors then in office or by a sole remaining director (and not by stockholders) even if less than a quorum.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the amended and restated certificate of incorporation specifically authorizes cumulative voting. The Proposed Charter and the restated bylaws do not authorize cumulative voting.

Special Stockholder Meetings

The Proposed Charter provides that special meetings of New Porch’s stockholders may be called at any time only by or at the direction of the chief executive officer, the board of directors or the chairperson of the board of directors pursuant to a resolution adopted by a majority of the Board. New Porch’s amended and restated bylaws provide that the business transacted at a special meeting shall be limited to the matters so stated in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of New Porch.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

New Porch’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice requirements and provide New Porch with certain information. Generally, to be timely, a stockholder’s notice must be received at New Porch’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. New Porch’s amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. New Porch’s amended and restated bylaws allow the board to adopt rules and regulations for the conduct of meetings as it deems appropriate which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of New Porch.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, New Porch’s stockholders have appraisal rights in connection with a merger or consolidation of New Porch. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of New Porch’s stockholders may bring an action in New Porch’s name to procure a judgment in New Porch’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New Porch’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

The Proposed Charter provides that unless New Porch consents to the selection of an alternative forum, any (1) derivative action or proceeding brought on behalf of New Porch, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of New Porch or its stockholders, (3) action asserting a claim against the Proposed Charter or New Porch’s amended and restated bylaws, or (4) action asserting a claim against New Porch, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. In addition, the provisions described above will not apply to suits brought to enforce a duty or liability created by the federal securities laws or any other claim for which the federal courts have exclusive jurisdiction.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. The Proposed Charter, to the extent allowed by Delaware law, renounces any interest or expectancy that New Porch has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to New Porch’s officers, directors or their respective affiliates in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and New Porch renounces any expectancy that any of the directors or officers of the Corporation will offer any such corporate opportunity of which they may become aware to New Porch, except with respect to any of the directors or officers of New Porch regarding a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of New Porch and (i) such opportunity is one New Porch is legally and contractually permitted to undertake and would otherwise be reasonable for it to pursue and (ii) the director or officer is permitted to refer that opportunity to New Porch without violating any legal obligation.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Proposed Charter includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of New Porch and its stockholders, through stockholders’ derivative suits on New Porch’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

New Porch’s amended and restated bylaws provide that New Porch must indemnify and advance expenses to New Porch’s directors and officers to the fullest extent authorized by the DGCL. New Porch also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for New Porch’s directors, officers and certain employees for some liabilities. New Porch believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the Proposed Charter and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.

These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Porch and its stockholders. In addition, your investment may be adversely affected to the extent New Porch pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving New Porch’s directors, officers or employees for which indemnification is sought.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships and Related Person Transactions — Porch

Other than compensation arrangements for Porch’s directors and executive officers, which are described elsewhere in this proxy statement/consent solicitation statement/prospectus, the following describes transactions since January 1, 2017, and each currently proposed transaction in which:

•        Porch has been or is to be a participant;

•        the amount involved exceeded or will exceed $120,000; and

•        any of Porch’s directors or executive officers that are expected to continue as directors or executive officers following the Business Combination or holders of more than 5% of Porch’s capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or material interest.

Transactions with Law Firm

An immediate family member of Matt Ehrlichman is a partner of a law firm retained by Porch. In the years ended December 31, 2018 and 2019, Porch purchased services from this law firm in the amount of approximately $1.7 million and $862,000, respectively. In May 2018, Porch issued the law firm 72,193 shares of Series B Preferred Stock and warrants to purchase 4,332 shares of Series B Preferred Stock, which reduced the amount payable to the law firm by $500,000.

Issuance of Warrant to Ehrlichman

In January 2018, Porch issued a 10-year warrant to purchase 2,577,320 shares of Porch common stock to Matt Ehrlichman in connection with a personal guarantee of the advances made by Porch’s senior secured lender. As of December 31, 2019, the personal guarantee had been released.

Conversion of Valor Convertible Note

In July 2018, Porch issued to Valor a convertible note with an aggregate principal amount of $5.0 million. In January 2019, the convertible note was converted into 751,541 shares of Series B Preferred Stock and warrants to purchase 45,092 shares of Series B Preferred Stock.

Purchase of Convertible Notes by Ehrlichman

In June and July of 2019, Matt Ehrlichman purchased from Porch convertible notes with an aggregate principal amount of $1.0 million.

Issuance of Amended and Restated Valor Note

In December 2019, Porch and certain of its affiliates issued to Valor a promissory note with an aggregate principal amount of $3,000,000 (the “Valor Note”). On July 22, 2020, the parties amended and restated the Valor Note (the “Amended and Restated Valor Note”). The Amended and Restated Valor Note has an aggregate principal amount of $3,380,794.52 and accrues interest at a rate of 3.0% per annum. The Amended and Restated Valor Note matures on the earlier of the date on which Porch consummates the merger, a liquidity event and July 22, 2021. Under the Amended and Restated Valor Note, Valor is entitled to a $1.0 million modification fee which is payable on the maturity date. In connection with the Amended and Restated Note, Valor was granted a warrant to purchase 967,734 shares of Series C Preferred Stock at a $0.01 issue price which will be automatically canceled if the merger is not consummated by January 30, 2021 and will be replaced with a right exercisable at any time prior to January 24, 2024 to cause Porch to issue to Valor a new warrant to purchase an equivalent amount of the then most senior series of Porch preferred stock at a $0.01 issue price. The Amended and Restated Valor Note contains negative covenants restricting, among other actions, Porch’s ability to incur additional indebtedness. As of July 31, 2020, the amount outstanding under the Amended and Restated Valor Note was $3,383,295. In connection with the Amended and Restated Valor Note, Matt Ehrlichman and one of his affiliates entered into a secured guarantee, dated as of July 22, 2020 (the “Secured Guarantee”), in favor of Valor and a pledge agreement, dated as of July 22, 2020 (the “Pledge Agreement”), with Valor. Under the Secured Guarantee, Mr. Ehrlichman and his affiliate unconditionally guarantee, on a joint and several basis, all indebtedness and fees owed by Porch under the Amended and Restated Valor Note. In connection with the Amended and Restated Valor Note, Valor, Mr. Ehrlichman and Porch also entered into an Amended and Restated Voting Agreement, pursuant to which Mr. Ehrlichman agreed to extend a previously-existing voting arrangement entered into in connection with the Valor Note until the later of the consummation of the merger or repayment of the Amended and Restated Valor Note. In the Amended and Restated Voting Agreement, Mr. Ehrlichman agreed to vote his Porch shares to ensure the maintenance of the size of the Porch board of directors prior to the merger and designation of certain directors thereon. Under the Pledge Agreement, (i) Mr. Ehrlichman and his affiliate pledged certain of their respective shares of Porch capital stock to Valor, and (ii) Mr. Ehrlichman issued Valor an irrevocable standby letter of credit dated as of July 28, 2020. Provided that the Amended and Restated Valor Note is repaid in full in accordance with its terms, the Amended and Restated Valor Note, the Secured Guarantee, the Amended and Restated Voting Agreement and the Pledge Agreement will be terminated upon the consummation of the merger pursuant to the Valor-Ehrlichman Agreement. See “The Merger — Interests of Porch Directors and Executive Officers in the Merger — Transaction with Valor and Ehrlichman.”

Transaction with Lowe’s, Ehrlichman and Neagle

In May 2019, Lowe’s Home Centers, LLC and an affiliate (collectively, “Lowe’s”) sold 3,431,542 shares of Series A Preferred Stock, 4,014,870 shares of Series A-1 Preferred Stock, 6,330,182 shares of Series A-2 Preferred Stock and 2,314,683 shares of Series B Preferred Stock to Matt Ehrlichman, Porch’s Chief Executive Officer and Chairman, and an affiliated trust, along with certain rights held by Lowe’s pursuant to stockholder agreements with Porch. The aggregate purchase price for these shares was $4,022,819.

Subsequent to this sale, Mr. Ehrlichman and the affiliated trust sold a total of 1,920,000 shares of Series A Preferred Stock and Series A-1 Preferred Stock, at a price of $0.25 per share, to certain members of the management of Porch, including Matthew Neagle, Porch’s Chief Operating Officer, in July 2019. Mr. Neagle received 83,414 shares of Series A Preferred Stock and 316,586 shares of Series A-1 Preferred Stock in this transaction (the “Transferred Shares”). The Transferred Shares are subject to a right of repurchase by Porch (the “Continued Service Repurchase Rights”) for four (4) years, with 50% of the Transferred Shares vesting on the second anniversary of the transfer and 25% vesting on each subsequent anniversary. The Continued Service Repurchase Rights lapse upon Mr. Neagle’s termination for any reason within two (2) years of the occurrence of a change of control that occurs prior to the fourth anniversary of the transfer. Additionally, the Transferred Shares are subject to an additional right of repurchase by Porch (the “Liquidity Event Repurchase Rights”) if a change of control or a qualifying IPO of the capital stock of Porch does not occur before July 26, 2029. The Transferred Shares are subject to the Liquidity Event Repurchase Rights even if the Continued Service Repurchase Rights have lapsed with respect to any Transferred Shares.

Grant of Restricted Stock to Ehrlichman

Prior to the closing of the merger, Mr. Ehrlichman will be granted a restricted stock award under Porch’s 2012 Equity Incentive Plan (the “2012 Plan”) which will be converted into an award of 1,000,000 restricted shares of New Porch common stock upon the closing of the merger. The award will vest in one-third installments if certain stock price triggers are achieved within 36-months following the closing of the merger as follows: (i) one-third (1/3) of the shares will vest if the closing price of a New Porch share is greater than or equal to $18.00 over any 20 trading days within any 30-consecutive trading day period; (ii) one-third (1/3) of the shares will vest if the closing price of a New Porch share is greater than or equal to $20.00 over any 20 trading days within any 30-consecutive trading day period; and (iii) the remaining one-third (1/3) of the shares will vest if the closing price of a New Porch share is greater than or equal to $22.00 over any 20 trading days within any 30-consecutive trading day period. If Mr. Ehrlichman’s employment with New Porch or its affiliates is terminated prior to the award being fully vested, then the award will be terminated and cancelled, provided that if Mr. Ehrlichman’s employment is terminated by New Porch or its affiliates without cause or Mr. Ehrlichman resigns due to good reason (in each case, as defined in the award agreement), the award will remain outstanding and will vest to the extent the stock price triggers are achieved during the 36-month period.

Related Person Transactions Policy

Although Porch has not had a written policy for the review and approval of transactions with related persons, its board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director or officer’s relationship or interest in the agreement or transaction were disclosed to the board of directors.

Certain Relationships and Related Person Transactions — PTAC

See “PTAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions.”

EXPERTS

The financial statements of PropTech Acquisition Corporation as of December 31, 2019 and for the period from July 31, 2019 (date of inception) to December 31, 2019, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report which is incorporated herein. Such financial statements have been included herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Porch.com, Inc. at December 31, 2019 and 2018 and for the years then ended, included in the proxy statement/consent solicitation statement/prospectus of PropTech Acquisition Corporation, which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of shares of New Porch common stock offered by this proxy statement/consent solicitation statement/prospectus will be passed upon for PTAC by Kirkland & Ellis LLP.

OTHER MATTERS

As of the date of this proxy statement/consent solicitation statement/prospectus, the PTAC board of directors does not know of any matters that will be presented for consideration at the PTAC Special Meeting other than as described in this proxy statement/consent solicitation statement/prospectus. If any other matters properly come before the PTAC Special Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

APPRAISAL RIGHTS

Under the DGCL, if a Porch stockholder does not wish to accept the merger consideration provided for in the merger agreement, does not consent to the adoption of the merger agreement and the merger is consummated, such stockholder has the right to seek appraisal of his, her, or its shares of Porch common stock and to receive payment in cash for the fair value of his, her, or its shares of Porch common stock exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value of such shares of Porch common stock. These rights are known as appraisal rights. The “fair value” of such shares of Porch common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration that a stockholder of record is otherwise entitled to receive for the same number of shares of Porch common stock under the terms of the merger agreement. Stockholders of Porch who elect to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL to perfect their rights. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. Stockholders of Porch who wish to exercise appraisal rights, or preserve the ability to do so, must not deliver a signed written consent adopting the merger agreement.

This section is intended only as a brief summary of the material provisions of the statutory procedures under the DGCL that a Porch stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex D to this proxy statement/consent solicitation statement/prospectus. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted, all references in this summary to “stockholders” or “you” are to the record holders of shares of Porch common stock immediately prior to the effective time of the merger as to which appraisal rights are asserted. A person having a beneficial interest in shares of Porch common stock held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Section 262 of the DGCL requires that where a merger agreement is adopted by a written consent of stockholders in lieu of a meeting of stockholders, stockholders entitled to appraisal rights must be given notice within 10 days of the approval of the merger that appraisal rights are available. A copy of Section 262 of the DGCL must be included with such notice. The notice must be provided after the merger is approved and no later than 10 days after the effective date of the merger. Only those Porch stockholders who did not submit a written consent adopting the merger agreement and who have otherwise complied with Section 262 of the DGCL are entitled to receive such notice. The notice may be given by Porch. If given at or after the effective date of the merger, the notice must also specify the effective date of the merger; otherwise, a supplementary notice will provide this information. This proxy statement/consent solicitation statement/prospectus is not intended to constitute such a notice. Do not send in your demand before the date of such notice because any demand for appraisal made prior to your receipt of such notice may not be effective to perfect your rights.

Following Porch’s receipt of sufficient written consents to adopt the merger agreement, Porch will send all non-consenting Porch stockholders who satisfy the other statutory conditions the notice within 10 days of the approval of the merger regarding the receipt of such written consents and the availability of appraisal rights. A Porch stockholder electing to exercise his, her or its appraisal rights will need to take action at that time, in response to such notice, but this description is being provided to all Porch stockholders now so you can determine whether you wish to preserve your ability to demand appraisal rights in the future in response to such notice.

In order to preserve your right to receive notice and to demand appraisal rights, you must not deliver a written consent adopting the merger agreement. As described below, you must also continue to hold your shares through the effective date of the merger.

If you elect to demand appraisal of your shares of Porch common stock, you must, within 20 days after the date of mailing of the notice, make a written demand for the appraisal of your shares of Porch common stock to Porch, at the specific address which will be included in the notice of appraisal rights. Do not submit a demand before the date of the notice of appraisal rights because a demand that is made before the date of such notice may not be effective to perfect your appraisal rights.

A Porch stockholder wishing to exercise appraisal rights must hold of record the shares of Porch common stock on the date the written demand for appraisal is made. In addition, a holder must continue to hold of record the shares of Porch common stock through the effective date of the merger. Appraisal rights will be lost if your shares of Porch common stock are transferred prior to the effective time. If you are not the stockholder of record, you will need to follow special procedures as discussed further below.

If you and/or the record holder of your shares of Porch common stock fail to comply with all of the conditions required by Section 262 of the DGCL to perfect your appraisal rights, and the merger is completed, your shares of Porch common stock (assuming that you hold them through the effective time of the merger) will be converted into the right to receive the merger consideration in respect thereof, as provided for in the merger agreement, but without interest, and you will have no appraisal rights with respect to such shares.

As noted above, a holder of shares of Porch common stock wishing to exercise his, her or its appraisal rights must, within 20 days after the date of mailing of the notice of appraisal rights, make a written demand for the appraisal of his, her or its shares of Porch common stock. The demand must reasonably inform Porch of the identity of the stockholder of record and his, her or its intent to demand appraisal of the fair value of the shares held by such holder. Only a holder of record of shares of Porch common stock issued and outstanding immediately prior to the effective date will be entitled to assert appraisal rights for the shares of Porch common stock registered in that holder’s name. The demand for appraisal should be executed by or on behalf of the holder of record of the shares of Porch common stock, fully and correctly, as the stockholder’s name appears on the Porch stock certificate(s), as applicable, should specify the stockholder’s name and mailing address and the number of shares registered in the stockholder’s name, and must state that the person intends thereby to demand appraisal of the stockholder’s shares of Porch common stock in connection with the merger. The demand cannot be made by the beneficial owner of shares of Porch common stock if such beneficial owner does not also hold of record such shares. A beneficial owner of shares of Porch common stock held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co. Any beneficial holder desiring appraisal who holds shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The beneficial holder of such shares should instruct such firm, bank or institution that the demand for appraisal be made by the record holder of the shares, which may be the nominee of a central security depository if the shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform the Company of the identity of the holder(s) of record (which may be a nominee as described above) and of such holder’s intention to seek appraisal of such shares. If shares of Porch common stock are owned of record in a fiduciary capacity (such as by a trustee, guardian or custodian) execution of the demand for appraisal should be made in that capacity. If the shares of Porch common stock are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal on behalf of a holder of record; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record holder or holders. A record holder who holds shares of Porch common stock as a nominee for others, may exercise appraisal rights with respect to such shares held for one or more beneficial owners, while not exercising such rights with respect to shares held for other beneficial owners. In that case, the written demand should state the number of shares of Porch common stock as to which appraisal is sought. Where no number of shares of Porch common stock is expressly mentioned, the demand for appraisal will be presumed to cover all shares of Porch common stock held in the name of the record holder. Stockholders who hold their shares of Porch common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

At any time within 60 days after the effective date of the merger, but not thereafter, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand for appraisal and accept the merger consideration for his, her or its shares of Porch common stock by delivering to Porch a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of Porch. Unless the demand for appraisal is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the effective date of the merger, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any Porch stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just. If Porch does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the merger consideration for his, her or its shares of Porch common stock.

Within 120 days after the effective date of the merger, either Porch (as the surviving corporation of the merger) or any stockholder who has complied with the requirements of Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Porch common stock held by all stockholders entitled to appraisal. Upon the filing of such a petition by a stockholder, service of a copy of such petition shall be made upon Porch. PTAC has no present intent to cause Porch to file such a petition and has no obligation to cause such a petition to be filed, and stockholders should not assume that Porch will file a petition. Accordingly, it is the obligation of the holders of Porch common stock to initiate all necessary action to perfect their appraisal rights in respect of such shares of Porch common stock within the time prescribed in Section 262 of the DGCL, as the failure of a stockholder to file such a petition within the period specified could nullify his, her or its previous written demand for appraisal. In addition, within 120 days after the effective date of the merger, any stockholder who has properly complied with the requirements for the exercise of appraisal rights, upon written request, will be entitled to receive from Porch a statement setting forth the aggregate number of shares of Porch common stock for which a written consent adopting the merger agreement was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. The statement must be mailed within 10 days after such written request has been received by Porch or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of Porch common stock may, in such person’s own name, file a petition for appraisal or request from Porch such statement.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served upon Porch, then Porch will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Porch common stock and with whom agreements as to the value of their shares of Porch common stock have not been reached. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights provided thereunder. The Delaware Court of Chancery may require stockholders who have demanded payment for their shares of Porch common stock to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares of Porch common stock, the Delaware Court of Chancery will appraise such shares of Porch common stock, determining their fair value as of the effective date of the merger after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the Porch stock certificates, representing their shares of Porch common stock. Holders of Porch common stock considering seeking appraisal should be aware that the fair value of their shares of Porch common stock as determined under Section 262 could be more or less than or the same as the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares of Porch common stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, Porch may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided above only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery and (2) interest theretofore accrued, unless paid at that time. The costs of the appraisal action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

No representation is made as to the outcome of the appraisal of fair value as determined by the court and stockholders should recognize that such an appraisal could result in a determination of a value lower than, or the same as, the merger consideration. Moreover, none of PTAC or Porch anticipates offering more than the merger consideration to any stockholder exercising appraisal rights and PTAC and Porch reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Porch common stock is less than the per share merger consideration.

Under the merger agreement, holders of Porch preferred stock will have their shares converted into shares of Porch common stock immediately prior to the effective time. Accordingly, the foregoing discussion is applicable to holders of Porch preferred stock in their capacity as holders of Porch common stock immediately prior to the merger.

FAILING TO FOLLOW PROPER STATUTORY PROCEDURES MAY RESULT IN LOSS OF YOUR APPRAISAL RIGHTS. In view of the complexity of Section 262 of the DGCL, holders of shares of Porch common stock who may wish to pursue appraisal rights should consult their legal and financial advisors.

Holders of PTAC common stock are not entitled to appraisal rights in connection with the merger under Delaware law.

INDEX TO FINANCIAL STATEMENTS

I.	Index to Audited Financial Statements of PropTech Acquisition Corporation as of December 31, 2019 and for the Period from July 31, 2019 (inception) through December 31, 2019
	Report of Independent Registered Public Accounting Firm	F-2
	Balance Sheet	F-3
	Statement of Operations	F-4
	Statement of Changes in Stockholders’ Equity	F-5
	Statement of Cash Flows	F-6
	Notes to Financial Statements	F-7

II.	Index to Unaudited Condensed Financial Statements of PropTech Acquisition Corporation as of September 30, 2020 and for the Nine Months ended September 30, 2020
	Condensed Balance Sheets	F-19
	Condensed Statement of Operations	F-20
	Condensed Statement of Changes in Stockholders’ Equity	F-21
	Condensed Statement of Cash Flows	F-22
	Notes to Unaudited Condensed Financial Statements	F-23

III.	Index to Audited Financial Statements of Porch.com, Inc. as of and for the Years ended December 31, 2019 and December 31, 2018
	Report of Independent Registered Public Accounting Firm	F-37
	Consolidated Balance Sheets	F-38
	Consolidated Statements of Operations	F-39
	Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit	F-40
	Consolidated Statements of Cash Flows	F-41
	Notes to Financial Statements	F-43

IV.	Index to Unaudited Financial Statements of Porch.com, Inc. as of September 30, 2020 and for the Nine Months ended September 30, 2020 and September 30, 2019
	Unaudited Condensed Consolidated Balance Sheets	F-80
	Unaudited Condensed Consolidated Statements of Operations	F-81
	Unaudited Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit	F-82
	Unaudited Condensed Consolidated Statements of Cash Flows	F-83
	Notes to Unaudited Condensed Consolidated Financial Statements	F-84

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
PropTech Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheet of PropTech Acquisition Corporation(the “Company”) as of December 31, 2019, and the related statements of operations, changes in stockholders’ equity and cash flows, for the period from July 31, 2019 (date of inception) to December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from July 31, 2019 (date of inception) to December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2019.

New York, New York
March 18, 2020

PROPTECH ACQUISITION CORPORATION
BALANCE SHEET

December 31, 2019
Assets:
Current assets:
Cash	$1,412,901
Prepaid expenses	217,566
Total current assets	1,630,467
Investments held in Trust Account	172,738,705
Total assets	$174,369,172

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$27,750
Accrued expenses	26,711
Franchise tax payable	83,836
Income tax payable	32,523
Total current liabilities	170,820
Deferred underwriting commissions	6,037,500
Total liabilities	6,208,320

Commitments
Class A common stock, $0.0001 par value; 16,316,085 shares subject to possible redemption at $10.00 per share	163,160,850

Stockholders’ equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 933,915 shares issued and outstanding (excluding 16,316,085 shares subject to possible redemption)	93
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 4,312,500 shares issued and outstanding	431
Additional paid-in capital	4,967,368
Retained earnings	32,110
Total stockholders’ equity	5,000,002
Total liabilities and stockholders’ equity	$174,369,172

The accompanying notes are an integral part of these financial statements.

PROPTECH ACQUISITION CORPORATION
STATEMENT OF OPERATIONS

For the Period from July 31, 2019 (date of inception) to December 31, 2019
General and administrative expenses	$77,571
Administrative expenses – related party	12,666
Franchise tax expense	83,835
Loss from operations	(174,072)
Investment income from investments held in Trust Account	238,705
Income before income tax expense	64,633
Income tax expense	32,523
Net income	$32,110

Weighted average number of shares outstanding of Class A common stock	17,250,000
Basic and diluted net income per share, Class A	$0.01
Weighted average number of shares outstanding of Class B common stock	4,312,500
Basic and diluted net loss per share, Class B	$(0.02)

The accompanying notes are an integral part of these financial statements.

PROPTECH ACQUISITION CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM JULY 31, 2019 (DATE OF INCEPTION) TO DECEMBER 31, 2019

	Common Stock				Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balances – July 31, 2019 (date of inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	4,312,500	431	24,569	—	25,000
Sale of units in initial public offering, gross	17,250,000	1,725	—	—	172,498,275	—	172,500,000
Offering costs	—	—	—	—	(10,096,258)	—	(10,096,258)
Sale of private placement warrants to Sponsor in private placement	—	—	—	—	5,700,000	—	5,700,000
Common stock subject to possible redemption	(16,316,085)	(1,632)	—	—	(163,159,218)	—	(163,160,850)
Net income	—	—	—	—	—	32,110	32,110
Balances – December 31, 2019	933,915	$93	4,312,500	$431	$4,967,368	$32,110	$5,000,002

The accompanying notes are an integral part of these financial statements.

PROPTECH ACQUISITION CORPORATION
STATEMENT OF CASH FLOWS

For the period from July 31, 2019 (date of inception) to December 31, 2019
Cash Flows from Operating Activities:
Net income	$32,110
Adjustments to reconcile net income to net cash used in operating activities:
Investment income from investments held in Trust Account	(238,705)
Changes in operating assets and liabilities:
Prepaid expenses	(217,566)
Accounts payable	23,250
Accrued expenses	1,711
Franchise tax payable	83,836
Income tax payable	32,523
Net cash used in operating activities	(282,841)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	(172,500,000)
Net cash used in investing activities	(172,500,000)

Cash Flows from Financing Activities:
Proceeds from sale of Class B common stock to Sponsor	25,000
Proceeds from note payable to related party	150,000
Repayment of note payable to related party	(225,000)
Proceeds received from initial public offering, gross	172,500,000
Proceeds received from sale of private placement warrants	5,700,000
Offering costs paid	(3,954,258)
Net cash provided by financing activities	174,195,742

Net increase in cash	1,412,901
Cash – beginning of the period	—
Cash – end of the period	$1,412,901

Supplemental disclosure of noncash investing and financing activities:
Deferred underwriting commissions associated with the initial public offering	$6,037,500
Offering cost included note payable to related party	$75,000
Offering cost included in accounts payable	$4,500
Offering cost included in accrued expenses	$25,000
Value of common stock subject to possible redemption	$163,160,850

The accompanying notes are an integral part of these financial statements.

PROPTECH ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION

Organization and General

PropTech Acquisition Corporation (the “Company”) is a blank check company incorporated in Delaware on July 31, 2019 (date of inception). The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2019, the Company had not yet commenced any operations. All activities for the period from July 31, 2019 (date of inception) to December 31, 2019 related to the Company’s formation and the Offering (as defined below), and since the closing of the Offering, the search for a prospective target for the initial Business Combination. The Company has selected December 31 as its fiscal year end.

Sponsor and Initial Public Offering

On November 26, 2019, the Company closed its initial public offering (the “Offering”) of 17,250,000 units at $10.00 per unit (including the underwriters’ full exercise of their over-allotment option) (the “Units” and, with respect to the shares of Class A common stock included in the Units, the “Public Shares”) which is discussed in Note 3 and the sale of 5,700,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement (the “Private Placement”) to our sponsor, HC PropTech Partners I LLC (the “Sponsor”) that closed simultaneously with the closing of the Offering (as described in Note 4). The Company has listed the Units, the Public Shares and the Public Warrants (as defined below) on the Nasdaq Capital Market (“Nasdaq”).

Trust Account

Upon the closing of the Offering on November 26, 2019, the Company deposited $172,500,000 ($10.00 per Unit) from the proceeds of the Offering and the sale of the Private Placement Warrants, into a trust account (the “Trust Account”), which were then invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering and sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (less any deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the signing a definitive agreement to enter a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholders meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a Business Combination, the Company may seek stockholder approval of a Business

PROPTECH ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION (cont.)

Combination at a meeting called for such purpose at which public stockholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Certificate of Incorporation provides that, a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company’s prior written consent.

The public stockholders will be entitled to redeem their shares for a pro rata portion of the amount then in the Trust Account (initially $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to public stockholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the representative of the underwriters (as discussed in Note 5). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants (“Warrants”). These shares of Class A common stock will be recorded at a redemption value and classified as temporary equity upon the completion of the Offering, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

If a stockholder vote is not required and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (the “SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The Company’s Sponsor has agreed (a) to vote its Founder Shares (as defined in Note 4) and any Public Shares purchased during or after the Offering in favor of a Business Combination, (b) not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation with respect to the Company’s pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the Founder Shares) and Private Placement Warrants (including underlying securities) into the right to receive cash from the Trust Account in connection with a stockholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek stockholder approval in connection therewith) or a vote to amend the provisions of the Amended and Restated Certificate of Incorporation relating to stockholders’ rights of pre-Business Combination activity and (d) that the Founder Shares and Private Placement Warrants (including underlying securities) shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the Sponsor will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Offering if the Company fails to complete its Business Combination.

If the Company is unable to complete a Business Combination within 18 months from the closing of the Offering, or May 26, 2021, (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders

PROPTECH ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION (cont.)

(including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. The representative of the underwriters has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Offering price per Unit ($10.00).

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the day of liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

On January 9, 2020, the Company announced that, commencing on January 13, 2020, the holders of Units may elect to separately trade the shares of Class A common stock and warrants included in the Units. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The shares of Class A Common Stock and the warrants currently trade on the Nasdaq Capital Market under the symbols “PTAC” and “PTACW,” respectively. The Units not separated will continue to trade on the Nasdaq Capital Market under the symbol “PTACU.”

Liquidity

As of December 31, 2019, the Company had approximately $1.4 million of cash in its operating account, approximately $239,000 of investment income held in the Trust Account available to pay franchise and income taxes (less up to $100,000 of such net interest to pay dissolution expenses), and working capital of approximately $1.46 million (including approximately $116,000 of tax obligations).

Through December 31, 2019, the Company’s liquidity needs have been satisfied through proceeds of $25,000 from the Sponsor for issuance of the Founder Shares (Note 4), $225,000 in loans from the Sponsor, and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The balance of $225,000 in loans was paid in full upon the closing of the Offering on November 26, 2019.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet the Company’s needs through the earlier of the consummation of a Business Combination or one year from the date of this filing. Over this time period, the Company will use these funds for payment of general and administrative expenses as well as expenses associated with identifying and evaluating prospective Business Combination candidates, performing due diligence on prospective target businesses and structuring, negotiating and consummating a Business Combination.

PROPTECH ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION (cont.)

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with those of another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate, could change due to one or more future confirming events. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and investments held in the Company’s operating account and the Trust Account. Cash is maintained in accounts with financial institutions, which, at times may exceed the federal depository insurance coverage of $250,000. At December 31, 2019, the Company has not experienced losses on these cash accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

Investments Held in Trust Account

The Company’s portfolio of investments held in the Trust Account are comprised mainly of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, classified as trading securities. Trading securities are presented on the balance sheet at

PROPTECH ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on marketable securities (net), dividends and interest, held in the Trust Account in the accompanying statement of operations. The fair value for trading securities is determined using quoted market prices in active markets. At December 31, 2019, the Company’s investments held in the Trust Account consist mainly of U.S. government securities with an original maturity of 185 days or less.

Fair Value Measurements

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had approximately $1,600 in cash equivalents held in the Trust Account as of December 31, 2019.

Offering Costs

Offering costs consist of expenses incurred in connection with the preparation of the Offering. These expenses, together with the underwriting discounts and commissions, in the amount of approximately $10 million, were charged to equity upon completion of the Offering.

Class A Common Stock Subject to Possible Redemption

As discussed in Note 1, all of the 17,250,000 public shares sold as part of Units in the Offering contain a redemption feature which allows for the redemption of Public Shares if the Company holds a stockholder vote or there is a tender offer for shares in connection with a Business Combination. In accordance with FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Although the Company did not specify a maximum redemption threshold, its charter provides that in no event will it redeem its public shares in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001 upon the closing of a Business Combination.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the securities at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by adjustments to additional paid-in capital. Accordingly, at December 31, 2019, 16,316,085 of the 17,250,000 Public Shares were classified outside of permanent equity.

Net Income Per Share of Common Stock

Net income per share of common stock is computed by dividing net income applicable to common stockholders by the weighted average number of shares of common stock outstanding for the period. The Company has not considered the effect of the Public Warrants and the Private Placement Warrants to purchase an aggregate 14,325,000 shares of Class A common stock in the calculation of diluted loss per share, since inclusion would be anti-dilutive under the treasury stock method as of December 31, 2019.

The Company’s statement of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Basic and diluted net income per share of Class A common stock for the year ended December 31, 2019 is calculated by dividing the investment income earned on the investments held in the Trust Account (approximately $239,000, net of funds available to

PROPTECH ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

be withdrawn from the Trust Account for payment of taxes, resulting in a total of approximately $122,000), by the weighted average number of shares of Class A common stock outstanding since issuance. Basic and diluted net loss per share of Class B common stock for the year ended December 31, 2019 is calculated by dividing the net income, less income attributable to Class A common stock of approximately $122,000, by the weighted average number of shares of Class B common stock outstanding for the period.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC, 740, “Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2019. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material impact on the Company’s financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

On November 26, 2019, the Company closed the Offering for the sale of 17,250,000 Units (including the underwriters’ full exercise of their overallotment option) at a price of $10.00 per Unit, generating gross proceeds of $172.5 million, and incurring offering costs of approximately $10.0 million, including approximately $6.0 million in deferred underwriting commissions.

Each Unit consists of one share of the Company’s Class A common stock, par value $0.0001 per share and one-half of one redeemable warrant (the “Public Warrants”). Each whole Public Warrant is exercisable to purchase one share of the Company’s Class A common stock at an exercise price of $11.50 per share (see Note 6).

PROPTECH ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 4. RELATED PARTY TRANSACTIONS

Founder Shares

In July 2019, the Sponsor purchased 3,881,250 founder shares for an aggregate purchase price of $25,000, or approximately $0.006 per share. On October 30, 2019, the Company effected a stock dividend for approximately .11 shares for each share of Class B common stock outstanding, resulting in the Sponsor holding an aggregate of 4,312,500 founder shares (“Founder Shares”). In October 2019, the Sponsor transferred 25,000 Founder Shares to four of the Company’s directors, and to a senior advisor. The Sponsor had agreed to forfeit up to 562,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. On November 26, 2019, the underwriters exercised the over-allotment option in full; thus, these Founder Shares were no longer subject to forfeiture.

The Company’s initial stockholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) the date on which the Company completes a liquidation, merger, capital stock exchange or similar transaction that results in the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, the Founder Shares will be released from the lock-up.

Private Placement Warrants

In connection with the Offering, the Sponsor purchased an aggregate of 5,700,000 Private Placement Warrants at a price of $1.00 per warrant ($5,700,000 in the aggregate) each exercisable to purchase one share of the Company’s Class A common stock at a price of $11.50 per share, in a private placement that closed simultaneously with the closing of the Offering. The proceeds from the sale of the Private Placement Warrants was added to the net proceeds from the Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

Promissory Note — Related Party

On July 31, 2019, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing and was due on the earlier of March 31, 2020 or upon the completion of the Offering. The Company borrowed $225,000 under the Note. The Note balance was paid in full upon the closing of the Offering on November 26, 2019.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon consummation of a Business Combination into additional Private Placement Warrants at a price of $1.00 per Warrant. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. At December 31, 2019, there are no outstanding Working Capital Loans.

PROPTECH ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 4. RELATED PARTY TRANSACTIONS (cont.)

Administrative Support Agreement

The Company agreed to pay $10,000 a month for office space, utilities, and secretarial and administrative support to the Sponsor. Services commenced on the date the securities were first listed on the Nasdaq and will terminate upon the earlier of the consummation by the Company of a Business Combination or the liquidation of the Company. The Company incurred approximately $13,000 for expenses in connection with such services for the period from July 31, 2019 (date of inception) to December 31, 2019, which is reflected in the accompanying statement of operations.

NOTE 5. COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares, the Private Placement Warrants (and their underlying securities) and any Warrants that may be issued upon conversion of the Working Capital Loans (and underlying securities) are entitled to registration rights pursuant to a registration rights agreement executed in connection with the closing of the Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount at closing of $3,450,000, which is equal to two percent (2.00%) of the gross proceeds of the Offering. In addition, the representative of the underwriters is entitled to a deferred fee of 3.50% of the gross proceeds of the Offering, or $6,037,500. The deferred fee will become payable to the representative of the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

NOTE 6. STOCKHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock. At December 31, 2019, there were no preferred shares issued or outstanding.

Class A Common Stock

The Company is authorized to issue up to 100,000,000 shares of Class A common stock, $0.0001 par value. Holders of the Company’s Class A common stock are entitled to one vote for each share. At December 31, 2019, there were 17,250,000 shares of Class A common stock issued and outstanding, including 16,316,085 shares of Class A common stock subject to possible redemption.

Class B Common Stock

The Company is authorized to issue up to 10,000,000 shares of Class B common stock, $0.0001 par value. Holders of the Company’s Class B common stock are entitled to one vote for each share. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like.

PROPTECH ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 6. STOCKHOLDERS’ EQUITY (cont.)

In July 2019, the Sponsor purchased 3,881,250 founder shares for an aggregate purchase price of $25,000, or approximately $0.006 per share. On October 30, 2019, the Company effected a stock dividend for approximately .11 shares for each share of Class B common stock outstanding, resulting in the Sponsor holding an aggregate of 4,312,500 shares of Class B common stock. In October 2019, the Sponsor transferred 25,000 Founder Shares to four of the Company’s directors and to a senior advisor. The Sponsor had agreed to forfeit up to 562,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. On November 26, 2019, the underwriters exercised the over-allotment option in full; thus, these Founder Shares were no longer subject to forfeiture (see also Note 4).

The Company may issue additional common stock or preferred stock to complete its Business Combination or under an employee incentive plan after completion of its Business Combination.

Warrants

The Public Warrants are exercisable on the later of (a) 30 days after the consummation of a Business Combination or (b) 12 months from the effective date of the registration statement relating to the Offering. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the common shares issuable upon exercise of the Public Warrants and a current prospectus relating to such common shares. Notwithstanding the foregoing, if a registration statement covering the common shares issuable upon the exercise of the Public Warrants is not effective within 60 business days from the consummation of a Business Combination, the holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the Public Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their Public Warrants on a cashless basis. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company may call the Public Warrants for redemption (excluding the Private Placement Warrants), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the Public Warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

•        if, and only if, the last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrantholders and,

•        if and only if, there is a current registration statement in effect with respect to the issuance of the common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Offering, except that the Private Placement Warrants and the common shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

PROPTECH ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 6. STOCKHOLDERS’ EQUITY (cont.)

The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless. If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of common shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

NOTE 7. FAIR VALUE MEASUREMENTS

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2019, the recorded values of cash, accounts payable, accrued expenses, and tax payables approximate their fair values due to the short-term nature of the instruments.

PROPTECH ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 7. FAIR VALUE MEASUREMENTS (cont.)

The following table presents information about the Company’s assets that are measured on a recurring basis as of December 31, 2019 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable, such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

December 31, 2019
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments held in Trust Account	$172,738,705	$—	$—

As of December 31, 2019, the investments held in the Trust Account were comprised mainly of U.S. government securities (in the amount of approximately $173 million), within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, and approximately $1,600 in cash.

NOTE 8. INCOME TAXES

The income tax provision (benefit) consists of the following:

December 31, 2019
Current
Federal	$32,523
State	—
Deferred
Federal	—
State	—
Income tax provision expense	$32,523

The Company’s net deferred tax assets are as follows:

December 31, 2019
Deferred tax asset
Net Operating loss carryforward	$—
Startup/Organizational Costs	18,950
Total deferred tax assets	18,950
Valuation Allowance	(18,950)
Deferred tax asset, net of allowance	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period from July 31, 2019 (date of inception) to December 31, 2019, the valuation allowance was approximately $19,000.

PROPTECH ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 8. INCOME TAXES (cont.)

A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) is as follows:

December 31, 2019
Statutory federal income tax rate	21.0%
Valuation allowance	29.3%
Income tax provision expense	50.3%

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred up to the date the financial statements were available to be issued. Based upon this review, the Company determined that there have been no events that have occurred that would require adjustments to the disclosures in the financial statements, except as disclosed in Note 1.

PROPTECH ACQUISITION CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2020	December 31, 2019
	(Unaudited)
Assets:
Current assets:
Cash	$906,994	$1,412,901
Prepaid and other expenses	327,178	217,566
Total current assets	1,234,172	1,630,467
Investments held in Trust Account	173,197,766	172,738,705
Total assets	$174,431,938	$174,369,172

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$58,858	$27,750
Accrued expenses	2,849,250	26,711
Franchise tax payable	99,370	83,836
Income tax payable	—	32,523
Total current liabilities	3,007,478	170,820
Deferred underwriting commissions	6,037,500	6,037,500
Total liabilities	9,044,978	6,208,320

Commitments and Contingencies
Class A common stock, $0.0001 par value; 16,038,695 and 16,316,085 shares subject to possible redemption at $10.00 per share at September 30, 2020 and December 31, 2019, respectively	160,386,950	163,160,850

Stockholders’ equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 1,211,305 and 933,915 shares issued and outstanding (excluding 16,038,695 and 16,316,085 shares subject to possible redemption) at September 30, 2020 and December 31, 2019, respectively	121	93
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 4,312,500 shares issued and outstanding	431	431
Additional paid-in capital	7,741,240	4,967,368
Retained earnings (Accumulated deficit)	(2,741,782)	32,110
Total stockholders’ equity	5,000,010	5,000,002
Total liabilities and stockholders’ equity	$174,431,938	$174,369,172

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PROPTECH ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the three months ended September 30, 2020	For the nine months ended September 30, 2020	For the period from July 31, 2019 (date of inception) through September 30, 2019
General and administrative expenses	$3,063,934	$3,347,464	$8,000
Administrative expenses – related party	30,000	90,000	—
Franchise tax expense	50,000	152,017	—
Loss from operations	(3,143,934)	(3,589,481)	(8,000)
Gain on investments, dividends and interest, held in the Trust Account	4,367	1,004,649	—
Loss before income tax expense	(3,139,567)	(2,584,832)	(8,000)
Income tax expense	—	189,060	—
Net loss	$(3,139,567)	$(2,773,892)	$(8,000)

Weighted average number of shares outstanding of Class A common stock	17,250,000	17,250,000	—
Basic and diluted net income (loss) per share, Class A	$(0.00)	$0.04	$—
Weighted average number of shares outstanding of Class B common stock	4,312,500	4,312,500	3,750,000
Basic and diluted net loss per share, Class B	$(0.72)	$(0.80)	$(0.00)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PROPTECH ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Unaudited)

	For the nine months ended September 30, 2020
	Common Stock				Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balances – December 31, 2019	933,915	$93	4,312,500	$431	$4,967,368	$32,110	$5,000,002
Common stock subject to possible redemption	(54,573)	(5)	—	—	(545,725)	—	(545,730)
Net income	—	—	—	—	—	545,734	545,734
Balances – March 31, 2020 (Unaudited)	879,342	$88	4,312,500	$431	$4,421,643	$577,844	$5,000,006
Common stock subject to possible redemption	18,006	2	—	—	180,058	—	180,060
Net loss	—	—	—	—	—	(180,059)	(180,059)
Balances – June 30, 2020 (Unaudited)	897,348	$90	4,312,500	$431	$4,601,701	$397,785	$5,000,007
Common stock subject to possible redemption	313,957	31	—	—	3,139,539	—	3,139,570
Net loss	—	—	—	—	—	(3,139,567)	(3,139,567)
Balances – September 30, 2020 (Unaudited)	1,211,305	$121	4,312,500	$431	$7,741,240	$(2,741,782)	$5,000,010
	For the period from July 31, 2019 (date of inception) through September 30, 2019
	Common Stock				Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balances – July 31, 2019 (date of inception)	—	$—	—	$—	$—	$—	$—
Sale of Class B common stock to Sponsor for approximately $0.006 per share	—	—	4,312,500	—	25,000	—	25,000
Net loss attributable to Class B common stock	—	—	—	—	—	(8,000)	(8,000)
Balances – September 30, 2019 (Unaudited)	—	$—	4,312,500	$—	$25,000	$(8,000)	$17,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PROPTECH ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

	For the nine months ended September 30, 2020	For the period from July 31, 2019 (date of inception) through September 30, 2019
Cash Flows from Operating Activities:
Net loss	$(2,773,892)	$(8,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on investments, dividends and interest, held in the Trust Account	(1,004,649)	—
Changes in operating assets and liabilities:
Prepaid expenses	(109,612)	—
Accounts payable	31,108
Accrued expenses	2,822,539	8,000
Franchise tax payable	15,534	—
Income tax payable	(32,523)	—
Net cash used in operating activities	(1,051,495)	—

Cash Flows from Investing Activities:
Interest released from Trust Account to pay taxes	545,588	—
Net cash provided by investing activities	545,588	—

Cash Flows from Financing Activities:
Proceeds from sale of Class B common stock to Sponsor	—	25,000
Net cash provided by financing activities	—	25,000

Net decrease in cash	(505,907)	25,000
Cash – beginning of the period	1,412,901	—
Cash – end of the period	$906,994	$25,000

Supplemental disclosure of noncash activities:
Deferred offering costs included in Accrued offering costs and Accounts payable	$—	$38,000
Offering costs paid directly by Sponsor	$—	$75,000
Change in value of common stock subject to possible redemption	$(2,773,900)	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PROPTECH ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Organization and Business Operations

Organization and General

PropTech Acquisition Corporation (the “Company”) is a blank check company incorporated in Delaware on July 31, 2019 (date of inception). The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

On July 30, 2020, the Company entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with PTAC Merger Sub Corporation, a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), Porch.com, Inc., a Delaware corporation (“Porch”), and Joe Hanauer, in his capacity as the representative of all Pre-Closing Holders (as defined in the Merger Agreement) (the “Holder Representative”). See “Proposed Business Combination” below for additional information.

As of September 30, 2020, the Company had not yet commenced any operations. All activities for the period from July 31, 2019 (date of inception) through September 30, 2020 related to the Company’s formation and the Offering (as defined below), and since the closing of the Offering, the search for and negotiations with, a prospective target for the initial Business Combination. The Company has selected December 31 as its fiscal year end.

Sponsor and Initial Public Offering

On November 26, 2019, the Company closed its initial public offering (the “Offering”) of 17,250,000 units at $10.00 per unit (including the underwriters’ full exercise of their over-allotment option) (the “Units” and, with respect to the shares of Class A common stock included in the Units, the “Public Shares”) which is discussed in Note 3 and the sale of 5,700,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement (the “Private Placement”) to our sponsor, HC PropTech Partners I LLC (the “Sponsor”) that closed simultaneously with the closing of the Offering (as described in Note 4). The Company has listed the Units, the Public Shares and the Public Warrants (as defined below) on the Nasdaq Capital Market (“Nasdaq”).

Trust Account

Upon the closing of the Offering on November 26, 2019, the Company deposited $172,500,000 ($10.00 per Unit) from the proceeds of the Offering and the sale of the Private Placement Warrants, into a trust account (the “Trust Account”), which were then invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering and sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (less any deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the signing a definitive agreement to enter a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

PROPTECH ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Organization and Business Operations (cont.)

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholders meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a Business Combination, the Company may seek stockholder approval of a Business Combination at a meeting called for such purpose at which public stockholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Certificate of Incorporation provides that, a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company’s prior written consent.

The public stockholders will be entitled to redeem their shares for a pro rata portion of the amount then in the Trust Account (initially $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to public stockholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the representative of the underwriters (as discussed in Note 5). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants (“Warrants”). These shares of Class A common stock will be recorded at a redemption value and classified as temporary equity upon the completion of the Offering, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

If a stockholder vote is not required and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (the “SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The Company’s Sponsor has agreed (a) to vote its Founder Shares (as defined in Note 4) and any Public Shares purchased during or after the Offering in favor of a Business Combination, (b) not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation with respect to the Company’s pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the Founder Shares) and Private Placement Warrants (including underlying securities) into the right to receive cash from the Trust Account in connection with a stockholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek stockholder approval in connection therewith) or a vote to amend the provisions of the Amended and Restated Certificate of Incorporation relating to stockholders’ rights of pre-Business Combination activity and (d) that the Founder Shares and Private Placement Warrants (including underlying securities) shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the Sponsor will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Offering if the Company fails to complete its Business Combination.

If the Company is unable to complete a Business Combination within 18 months from the closing of the Offering, or May 26, 2021, (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the

PROPTECH ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Organization and Business Operations (cont.)

Company to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. The representative of the underwriters has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Offering price per Unit ($10.00).

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the day of liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

On January 9, 2020, the Company announced that, commencing on January 13, 2020, the holders of Units may elect to separately trade the shares of Class A common stock and warrants included in the Units. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The shares of Class A Common Stock and the warrants currently trade on the Nasdaq Capital Market under the symbols “PTAC” and “PTACW,” respectively. The Units not separated will continue to trade on the Nasdaq Capital Market under the symbol “PTACU.”

Proposed Business Combination

On July 30, 2020, the Company entered into the Merger Agreement with PTAC Merger Sub Corporation, a wholly-owned subsidiary of the Company (“Merger Sub”), Porch.com, Inc., (“Porch”), and Joe Hanauer, in his capacity as the representative of all Pre-Closing Holders (as defined in the Merger Agreement) (the “Holder Representative”).

Pursuant to the terms of the Merger Agreement, a business combination between Porch and the Company will be effected through the merger of Merger Sub with and into Porch, with Porch surviving as the surviving company and a wholly-owned subsidiary of the Company (the “Merger”). Once effective, all equity securities of Porch will be converted into the right to receive the applicable portion of merger consideration pursuant to the terms and subject to the conditions set forth in the Merger Agreement.

Under the terms of the Merger Agreement, the aggregate consideration to be paid in the Merger is $471,500,000, as adjusted in accordance with the terms of the Merger Agreement, and apportioned between cash and Class A common stock of the Company, par value $0.001 per share (“PTAC Common Shares”), as more specifically set forth therein. In addition, the Company will issue to the Pre-Closing Holders an aggregate of 5,000,000 restricted PTAC Common Shares (“Earn Out Shares”).

PROPTECH ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Organization and Business Operations (cont.)

With respect to the Earn Out Shares: (i) one-third (1/3) of the Earn Out Shares will vest if the closing price of the PTAC Common Shares is greater than or equal to $18.00 over any twenty (20) Trading Days (as defined in the Merger Agreement) within any thirty (30) consecutive Trading Day period, (ii) one-third (1/3) of the Earn Out Shares will vest if the closing price of the PTAC Common Shares is greater than or equal to $20.00 over any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period, and (iii) one-third (1/3) of the Earn Out Shares will vest if the closing price of the PTAC Common Shares is greater than or equal to $22.00 over any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period, in each case, prior to the expiry of three (3) years from the Closing (the “Earn Out Period”). In addition, if there is a sale of PTAC prior to the expiration of the Earn Out Period that will result in the holders of PTAC Common Shares receiving a price per share equal to or in excess of the applicable price per share thresholds described above, then Earn Out Shares will vest in connection with such sale of the Company in the manner set forth in the Merger Agreement.

At the effective time of the Merger (the “Effective Time”), (a) each share of common stock, par value $0.01 per share, of Porch (“Porch Common Stock”) that is issued and outstanding immediately prior to the Effective Time (other than dissenting shares, Porch Restricted Shares (as defined in the Merger Agreement), and shares of Porch Common Stock, if any, held in the treasury of the Company) will be canceled and converted into and become the right to receive the applicable portion of the total merger consideration in accordance with an allocation schedule to be provided by Porch (the “Allocation Schedule”) that will set forth the allocation of the merger consideration and the earn-out shares among the pre-closing holders of Porch, and (b) each warrant to purchase Porch Common Stock or preferred stock, par value $0.01 per share, of Porch (“Porch Preferred Stock”) (other than Underwater Warrants (as defined in the Merger Agreement)) that is unexercised and outstanding immediately prior to the Effective Time will be canceled and converted into and become the right to receive the applicable portion of the total merger consideration in accordance with the Allocation Schedule.

In addition, as of the Effective Time, (i) each option to purchase Porch Common Stock (“Porch Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time and held by a pre-closing holder who is providing services to Porch immediately prior to the Effective Time, will be assumed and converted into an option with respect to a number of PTAC Common Shares in the manner set forth in the Merger Agreement, and each such active employee of the Company (“Employee Earn Out Recipient”) who is a pre-closing holder who holds a Company Option will receive such holder’s allocation of the Earn Out Shares (subject to a continuous employment requirement), (ii) each Porch Option that is outstanding at such time and held by a pre-closing holder who is not then providing services to the Company will be converted into a number of Porch Common Shares in the manner set forth in the Merger Agreement, (iii) each award of restricted stock units with respect to shares of Porch Common Stock (“Porch RSUs”) that is outstanding immediately prior to the Effective Time will be assumed and converted into the right to receive an award of restricted stock units denominated in a number of PTAC Common Shares in the manner set forth in the Merger Agreement, and each Employee Earn Out Recipient who holds Porch RSUs will receive such holder’s allocation of the Earn Out Shares (subject to a continuous employment requirement), (iv) each award of Porch Restricted Shares that is outstanding immediately prior to the Effective Time will be assumed and converted into the right to receive an award of restricted shares denominated in a number of PTAC Common Shares in the manner set forth in the Merger Agreement and (v) each Employee Earn Out Recipient who holds Porch Restricted Shares will receive such holder’s allocation of the Earn Out Shares (subject to a continuous employment requirement).

In connection with the execution of the Merger Agreement, certain holders representing at least a majority of each of Porch Preferred Stock, Series B Preferred Stock of Porch and a majority of the Porch Common Stock (determined on an as-converted basis) have entered into voting and support agreements (the “Support Agreements”) with the Company, along with irrevocable written consents to convert all of the Porch Preferred Stock to Porch Common Stock prior to the Closing. The Support Agreements provide for, among other things, that the stockholders of Porch party thereto will vote their respective equity securities in Porch in favor of the Merger Agreement and the consummation of the transactions contemplated thereby.

PROPTECH ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Organization and Business Operations (cont.)

On July 30, 2020, the Company entered into subscription agreements (each, a “Subscription Agreement”) with certain investors (the “PIPE Investors”) pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase, and the Company has agreed to issue and sell to the PIPE Investors, an aggregate of 15,000,000 PTAC Common Shares for an aggregate purchase price of $150,000,000.00 on the date of Closing, on the terms and subject to the conditions set forth therein. The Subscription Agreement contains customary representations and warranties of Porch, on the one hand, and each PIPE Investor, on the other hand, and customary conditions to closing, including the consummation of the transactions contemplated by the Merger Agreement.

On October 12, 2020, the Company entered into amendments to the Merger Agreement and the Subscription Agreements. The Merger Agreement was revised to: (i) amend and restate the definition of “Acquisition Amounts” to include any acquisitions completed by the Company prior to the closing of the Merger in which Company common shares are issued as consideration, (ii) amend and restate Section 5.1(b)(ii) of the Company Schedules to conform with the change noted in clause (i) and to update the list of potential M&A transactions, (iii) change the Termination Date to January 31, 2021 (subject to extension as set forth in the Merger Agreement) and (iv) amend and restate Exhibit J to the Merger Agreement to reflect the change of PTAC’s name to “Porch Group, Inc.” following the completion of the Merger. Pursuant to the Subscription Agreement amendments, each of the Subscription Agreements was revised to change the termination date to January 31, 2021.

For additional information regarding the Merger, the Merger Agreement and Porch, see the Form 8-Ks filed by the Company with the SEC on October 14, 2020 and July 31, 2020 and the Form S-4 filed by the Company with the SEC on October 14, 2020.

Going Concern Consideration

As of September 30, 2020, the Company had approximately $907,000 of cash in its operating account, approximately $698,000 of investment income held in the Trust Account available to pay franchise and income taxes (less up to $100,000 of such net interest to pay dissolution expenses), and working capital deficit of approximately $1.8 million (including approximately $99,000 of franchise tax obligations).

In order to finance transaction costs in connection with an intended initial business combination, the Company’s sponsor or an affiliate of the Company’s sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. The terms of such working capital loans by the Company’s sponsor or its affiliates, or the Company’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

Through September 30, 2020, the Company’s liquidity needs have been satisfied through proceeds of $25,000 from the Sponsor for issuance of the Founder Shares (Note 4), $225,000 in loans from the Sponsor, and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The balance of $225,000 in loans was paid in full upon the closing of the Offering on November 26, 2019.

In connection with the Company’s assessment of going concern considerations in accordance with FASB Accounting Standards Update (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after May 26, 2021.

PROPTECH ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 20, 2020.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with those of another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of these unaudited condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate, could change due to one or more future confirming events. Actual results could differ from those estimates.

Net Income (Loss) Per Share of Common Stock

Net income (loss) per share of common stock is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of shares of common stock outstanding for the periods. The Company has not considered the effect of the Public Warrants and the Private Placement Warrants to purchase an aggregate of 14,325,000 shares of Class A common stock in the calculation of diluted loss per share, since such inclusion would be anti-dilutive under the treasury stock method as of September 30, 2020.

PROPTECH ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation and Summary of Significant Accounting Policies (cont.)

The Company’s unaudited condensed consolidated statements of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Basic and diluted net loss per share of Class A common stock for the three months ended September 30, 2020 is calculated by dividing the investment income earned on the investments held in the Trust Account (approximately $4,000, net of funds available to be withdrawn from the Trust Account for payment of taxes, resulting in a loss of approximately $46,000), by the weighted average number of shares of Class A common stock outstanding for the periods. Basic and diluted net loss per share of Class B common stock for the three months ended September 30, 2020 is calculated by dividing net loss less loss attributable to Class A common stock of approximately $46,000, by the weighted average number of shares of Class B common stock outstanding for the periods.

Basic and diluted net loss per share of Class A common stock for the nine months ended September 30, 2020 is calculated by dividing the investment income earned on the investments held in the Trust Account (approximately $1.0 million, net of funds available to be withdrawn from the Trust Account for payment of taxes, resulting in a total of approximately $664,000), by the weighted average number of shares of Class A common stock outstanding for the period. Basic and diluted net loss per share of Class B common stock for the nine months ended September 30, 2020 is calculated by dividing net loss less income attributable to Class A common stock of approximately $664,000, by the weighted average number of shares of Class B common stock outstanding for the period.

At September 30, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the Company’s earnings. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and investments held in the Company’s operating account and the Trust Account. Cash is maintained in accounts with financial institutions, which, at times may exceed the federal depository insurance coverage of $250,000. At September 30, 2020, the Company has not experienced losses on these cash accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant. The Company’s investments held in the Trust Account as of September 30, 2020 consist entirely of an investment in a money market fund that invests solely in only U.S. treasury securities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Investments Held in Trust Account

The Company’s portfolio of investments held in the Trust Account are comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, and money market funds that invest solely in U.S. government securities. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on investments (net), dividends and interest, held in the Trust Account in the accompanying statements of operations. The fair value for trading securities is determined using quoted market prices in active markets.

PROPTECH ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Fair Value Measurements

FASB ASC 820, Fair Value Measurement, defines fair value and requires disclosures about fair value measurements. Fair value is defined as the price that would be received for the sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of September 30, 2020, and December 31, 2019, the recorded values of cash, accounts payable, accrued expenses, and taxes payable approximate their fair values due to the short-term nature of the instruments. The Company’s investments held in the Trust Account as of September 30, 2020 consist entirely of an investment in a money market fund that invests solely in U.S. treasury securities. The fair value of investments held in the Trust Account is determined using quoted market prices in active markets.

Offering Costs

Offering costs consist of expenses incurred in connection with the preparation of the Offering. These expenses, together with the underwriting discounts and commissions, in the amount of approximately $10 million, were charged to equity upon completion of the Offering.

Class A Common Stock Subject to Possible Redemption

As discussed in Note 1, all of the 17,250,000 shares of Class A common stock sold as part of Units in the Offering contain a redemption feature which allows for the redemption of the shares of Class A common stock if the Company holds a stockholder vote or there is a tender offer for shares in connection with a Business Combination. In accordance with FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Although the Company did not specify a maximum redemption threshold, its charter provides that in no event will it redeem its shares of Class A common stock in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001 upon the closing of a Business Combination.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the securities at the end of each reporting period. Increases or decreases in the carrying amount of redeemable shares of Class A common stock are affected by adjustments to additional paid-in capital. Accordingly, at September 30, 2020 and December 31, 2019, 16,038,695 and 16,316,085 shares of Class A common stock subject to conditional redemption, respectively, are presented as temporary equity, outside of the stockholders’ equity section of the Company’s unaudited condensed consolidated balance sheets.

PROPTECH ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC, 740, “Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company’s currently taxable income primarily consists of interest income on the Trust Account, less any franchise taxes. The Company’s formation and operating costs are generally considered start-up costs and are not currently deductible. During the three and nine months ended September 30, 2020, the Company recorded and income tax expense of $0 and $189,060, respectively. The Company’s effective tax rate for three and nine months ended September 30, 2020 was 0% and 7.3%, respectively, which differs from the expected income tax rate due to start-up costs which are not currently deductible.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2020 and December 31, 2019. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. No amounts were accrued for the payment of interest and penalties as of September 30, 2020 and December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material impact on the Company’s unaudited condensed consolidated financial statements.

3. Initial Public Offering

On November 26, 2019, the Company closed the Offering for the sale of 17,250,000 Units (including the underwriters’ full exercise of their overallotment option) at a price of $10.00 per Unit, generating gross proceeds of $172.5 million, and incurring offering costs of approximately $10.0 million, including approximately $6.0 million in deferred underwriting commissions.

Each Unit consists of one share of the Company’s Class A common stock, par value $0.0001 per share and one-half of one redeemable warrant (the “Public Warrants”). Each whole Public Warrant is exercisable to purchase one share of the Company’s Class A common stock at an exercise price of $11.50 per share (see Note 6).

PROPTECH ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. Related Party Transactions

Founder Shares

In July 2019, the Sponsor purchased 3,881,250 founder shares for an aggregate purchase price of $25,000, or approximately $0.006 per share. On October 30, 2019, the Company effected a stock dividend for approximately 0.11 shares for each share of Class B common stock outstanding, resulting in the Sponsor holding an aggregate of 4,312,500 founder shares (“Founder Shares”). In October 2019, the Sponsor transferred 25,000 Founder Shares to four of the Company’s directors, and to a senior advisor. The Sponsor had agreed to forfeit up to 562,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. On November 26, 2019, the underwriters exercised the over-allotment option in full; thus, these Founder Shares were no longer subject to forfeiture.

The Company’s initial stockholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) the date on which the Company completes a liquidation, merger, capital stock exchange or similar transaction that results in the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, the Founder Shares will be released from the lock-up.

Private Placement Warrants

In connection with the Offering, the Sponsor purchased an aggregate of 5,700,000 Private Placement Warrants at a price of $1.00 per warrant ($5,700,000 in the aggregate) each exercisable to purchase one share of the Company’s Class A common stock at a price of $11.50 per share, in a private placement that closed simultaneously with the closing of the Offering. The proceeds from the sale of the Private Placement Warrants was added to the net proceeds from the Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

Promissory Note — Related Party

On July 31, 2019, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing and was due on the earlier of March 31, 2020 or upon the completion of the Offering. The Company borrowed $225,000 under the Note. The Note balance was paid in full upon the closing of the Offering on November 26, 2019.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon consummation of a Business Combination into additional Private Placement Warrants at a price of $1.00 per Warrant. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. At September 30, 2020 and December 31, 2019, there were no outstanding Working Capital Loans.

PROPTECH ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. Related Party Transactions (cont.)

Administrative Support Agreement

The Company agreed to pay $10,000 a month for office space, utilities, and secretarial and administrative support to the Sponsor. Services commenced on the date the securities were first listed on the Nasdaq and will terminate upon the earlier of the consummation by the Company of a Business Combination or the liquidation of the Company. The Company incurred $30,000 and $90,000 for expenses in connection with such services for the three and nine months ended September 30, 2020, respectively, which is reflected in the accompanying unaudited condensed consolidated statements of operations.

5. Commitments and Contingencies

Risks and Uncertainties

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy continue to be impacted for an extended period, the Company’s financial position, results of operations and cash flows may be materially adversely affected. Additionally, the Company’s ability to complete an initial Business Combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit the Company’s ability to have meetings with potential investors or affect the ability of Porch’s or any other potential target company’s personnel, vendors and service providers to negotiate and consummate an initial Business Combination in a timely manner. The Company’s ability to consummate an initial Business Combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn.

Registration Rights

The holders of the Founder Shares, the Private Placement Warrants (and their underlying securities) and any Warrants that may be issued upon conversion of the Working Capital Loans (and underlying securities) are entitled to registration rights pursuant to a registration rights agreement executed in connection with the closing of the Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount at closing of $3,450,000, which is equal to two percent (2.00%) of the gross proceeds of the Offering. In addition, the representative of the underwriters is entitled to a deferred fee of 3.50% of the gross proceeds of the Offering, or $6,037,500. The deferred fee will become payable to the representative of the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

PROPTECH ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. Stockholders’ Equity

Preferred Stock

The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock. At September 30, 2020 and December 31, 2019, there were no preferred shares issued or outstanding.

Class A Common Stock

The Company is authorized to issue up to 100,000,000 shares of Class A common stock, $0.0001 par value. Holders of the Company’s Class A common stock are entitled to one vote for each share. As of September 30, 2020, and December 31, 2019, there were 17,250,000 shares of Class A common stock issued and outstanding, of which 16,038,695 and 16,316,085 shares of Class A common stock were classified outside of permanent equity, respectively.

Class B Common Stock

The Company is authorized to issue up to 10,000,000 shares of Class B common stock, $0.0001 par value. Holders of the Company’s Class B common stock are entitled to one vote for each share. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like.

In July 2019, the Sponsor purchased 3,881,250 founder shares for an aggregate purchase price of $25,000, or approximately $0.006 per share. On October 30, 2019, the Company effected a stock dividend for approximately 0.11 shares for each share of Class B common stock outstanding, resulting in the Sponsor holding an aggregate of 4,312,500 shares of Class B common stock. In October 2019, the Sponsor transferred 25,000 Founder Shares to four of the Company’s directors and to a senior advisor. The Sponsor had agreed to forfeit up to 562,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. On November 26, 2019, the underwriters exercised the over-allotment option in full; thus, these Founder Shares were no longer subject to forfeiture (see also Note 4). As of September 30, 2020, and December 31, 2019, there were 4,312,500 shares of Class B common stock outstanding.

The Company may issue additional common stock or preferred stock to complete its Business Combination or under an employee incentive plan after completion of its Business Combination.

Warrants

The Public Warrants are exercisable on the later of (a) 30 days after the consummation of a Business Combination or (b) 12 months from the effective date of the registration statement relating to the Offering. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the common shares issuable upon exercise of the Public Warrants and a current prospectus relating to such common shares. Notwithstanding the foregoing, if a registration statement covering the common shares issuable upon the exercise of the Public Warrants is not effective within 60 business days from the consummation of a Business Combination, the holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the Public Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their Public Warrants on a cashless basis. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company may call the Public Warrants for redemption (excluding the Private Placement Warrants), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the Public Warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

PROPTECH ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. Stockholders’ Equity (cont.)

•        if, and only if, the last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrantholders and,

•        if and only if, there is a current registration statement in effect with respect to the issuance of the common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Offering, except that the Private Placement Warrants and the common shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless. If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of common shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

PROPTECH ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. Fair Value Measurements

The following tables present information about the Company’s financial assets that are measured at fair value on a recurring basis as of September 30, 2020 and December 31, 2019 by level within the fair value hierarchy:

September 30, 2020

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments held in Trust Account
Money Market Fund	$173,197,766	$—	$—

December 31, 2019

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments held in Trust Account
Money Market Fund	$1,600	$—	$—
U.S. Treasury Securities	172,737,105	—	—
Total	$172,738,705	$—	$—

8. Subsequent Events

On October 12, 2020, the Company entered into an amendment (the “Amendment”) to the Merger Agreement. Pursuant to the transactions contemplated by the terms of the Merger Agreement, and subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub will merge with and into Porch, with Porch surviving the merger in accordance with the Delaware General Corporation Law as a wholly owned subsidiary of the Company. Each capitalized term used and not defined herein shall have the meaning assigned to it in the Merger Agreement.

Pursuant to the Amendment, the Merger Agreement was revised to (i) amend and restate the definition of “Acquisition Amounts” to include any acquisitions completed by Porch prior to the closing of the Merger in which Porch’s common shares are issued as consideration, (ii) amend and restate Section 5.1(b)(ii) of Porch’s Schedules to conform with the change noted in clause (i) and to update the list of potential M&A transactions, (iii) change the Termination Date to January 31, 2021 (subject to extension as set forth in the Merger Agreement) and (iv) amend and restate Exhibit J to the Merger Agreement to reflect the change of the Company’s name to “Porch Group, Inc.” following the completion of the Merger.

For additional information regarding the Amendment, the Merger Agreement and Porch, see the Form 8-K filed by the Company with the SEC on October 12, 2020 and the Form S-4 filed by the Company with the SEC on October 14, 2020.

Management has evaluated subsequent events to determine if events or transactions occurring through the date the financial statements were available for issuance require potential adjustment to or disclosure in the financial statements and has concluded that, except as set forth above, all such events that would require recognition or disclosure have been recognized or disclosed.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of and Stockholders
Porch.com, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Porch.com, Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Adoption of New Accounting Standard

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for revenue as a result of the modified retrospective adoption of Accounting Standards Update (“ASU”) No. 2014-09 “Revenue from Contracts with Customers (Topic 606),” as amended.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2015.

Seattle, Washington
September 28, 2020

Porch.com, Inc. Consolidated Balance Sheets December 31, 2019 and 2018 (all numbers in thousands, except share amounts)
	2019	2018
Assets
Current assets
Cash and cash equivalents	$4,179	$4,236
Accounts receivable, net	4,710	2,451
Prepaid expenses and other current assets	1,285	3,475
Total current assets	10,174	10,162
Property, equipment, and software, net	6,658	6,735
Goodwill	18,274	21,305
Intangible assets, net	9,832	14,698
Restricted cash	3,000	3,000
Other assets	530	696
Total assets	$48,468	$56,596

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$4,806	$2,342
Accrued expenses and other current liabilities	17,071	12,489
Accrued acquisition compensation	8,624	7,467
Deferred revenue	3,333	4,553
Refundable customer deposit	3,167	—
Current portion of long-term debt (includes $11,659 and $0 at fair value, respectively)	20,461	48,805
Total current liabilities	57,462	75,656
Long-term debt	40,659	9,679
Refundable customer deposit, non-current	3,107	—
Other liabilities	7,219	2,103
Total liabilities	108,447	87,438
Commitments and contingencies (Note 12)
Redeemable convertible preferred stock, $0.01 par value:	156,274	119,000
Authorized shares – 55,858,606 and 45,275,385 Issued and outstanding shares – 50,490,991 and 42,104,419 Aggregate liquidation preference – $187,176 and $124,390
Stockholders’ deficit
Common stock, $0.01 par value:	223	205
Authorized shares – 111,919,606 and 97,749,705 Issued and outstanding shares – 22,262,576 and 20,475,883
Additional paid-in capital	46,998	10,615
Accumulated deficit	(263,474)	(160,662)
Total stockholders’ deficit	(216,253)	(149,842)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$48,468	$56,596

The accompanying notes are an integral part of these financial statements.

Porch.com, Inc. Consolidated Statements of Operations Years Ended December 31, 2019 and 2018 (all numbers in thousands, except share amounts)
	2019	2018
Revenue	$77,595	$54,137
Operating expenses(1):
Cost of revenue	21,500	15,337
Selling and marketing	56,220	41,361
Product and technology	30,992	24,173
General and administrative	52,011	22,523
Loss on divestiture of businesses	4,994	—
Total operating expenses	165,717	103,394
Operating loss	(88,122)	(49,257)
Other income (expense):
Interest expense	(7,134)	(3,706)
Other income (expense), net	(7,967)	2,488
Total other income (expense)	(15,101)	(1,218)
Loss before income taxes	(103,223)	(50,475)
Income tax expense (benefit)	96	(558)
Net loss	$(103,319)	$(49,917)

Net loss attributable per share to common stockholders:
Basic	$(4.75)	$(2.59)
Diluted	$(4.75)	$(2.59)

Weighted-average shares used in computing net loss attributable per share to common stockholders:
Basic	21,740,746	19,279,080
Diluted	21,740,746	19,279,080

____________

(1)      Amounts include stock-based compensation expense, as follows:

	2019	2018
Cost of revenue	$9	$6
Selling and marketing	477	601
Product and technology	747	1,104
General and administrative	34,739	826
Total operating expenses	$35,972	$2,537

The accompanying notes are an integral part of these financial statements.

Porch.com, Inc.
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Years Ended December 31, 2019 and 2018
(all numbers in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 1, 2018	41,526,872	$115,130	18,989,619	$190	$4,844	$(110,745)	$(105,711)
Net loss	—	—	—	—	—	(49,917)	(49,917)
Stock-based compensation	—	—	—	—	2,537	—	2,537
Warrants issued for services	—	—	—	—	2,632	—	2,632
Issuance of Series B redeemable convertible preferred stock	577,547	3,870	—	—	—	—	—
Issuance of common stock for acquisitions	—	—	1,255,569	13	520	—	533
Exercise of stock options	—	—	231,102	2	82	—	84
Shares repurchased	—	—	(407)	—	—	—	—
Balances as of December 31, 2018	42,104,419	$119,000	20,475,883	$205	$10,615	$(160,662)	$(149,842)
Cumulative effect of a change in accounting principle	—	—	—	—	—	507	507
Net loss	—	—	—	—	—	(103,319)	(103,319)
Stock-based compensation	—	—	—	—	35,972	—	35,972
Issuance of Series B and Series C redeemable convertible preferred stock	8,386,572	37,274	—	—	—	—	—
Issuance of common stock for acquisitions	—	—	577,500	6	473	—	479
Adjustment to purchase price consideration	—	—	—	—	(290)	—	(290)
Issuance of common stock warrants	—	—	—	—	168	—	168
Vesting of restricted stock awards issued for acquisitions	—	—	1,099,580	11	(11)	—	—
Proceeds from issuance of redeemable convertible preferred stock warrants	—	—	—	—	4	—	4
Exercise of stock options	—	—	159,613	2	108	—	110
Shares repurchased	—	—	(50,000)	(1)	(41)	—	(42)
Balances as of December 31, 2019	50,490,991	$156,274	22,262,576	$223	$46,998	$(263,474)	$(216,253)

The accompanying notes are an integral part of these financial statements.

Porch.com, Inc. Consolidated Statements of Cash Flows Years Ended December 31, 2019 and 2018 (all numbers in thousands)
	2019	2018
Cash flows from operating activities:
Net loss	$(103,319)	$(49,917)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	7,377	5,461
Loss on sale and impairment of long-lived assets	1,088	197
Gain on settlement of accounts payable and accounts receivable	(735)	(2,700)
Loss on extinguishment of debt	483	556
Loss on remeasurement of debt	6,159	—
Loss on divestiture of businesses	4,994	—
Loss (gain) on remeasurement of warrants	2,090	(323)
Gain on remeasurement of contingent consideration	(300)	—
Stock-based compensation	35,972	2,537
Warrants issued for services	315	2,632
Interest expense (non-cash)	2,369	686
Deferred taxes	29	(533)
Other	971	316
Change in operating assets and liabilities, net of acquisitions and divestitures
Accounts receivable	(1,840)	(226)
Prepaid expenses and other current assets	603	(2,161)
Accounts payable	2,361	706
Accrued expenses and other current liabilities	7,704	10,643
Deferred revenue	(803)	1,708
Refundable customer deposits	6,122	—
Other	(978)	(102)
Net cash used in operating activities	(29,335)	(30,520)
Cash flows from investing activities:
Purchases of property and equipment	(477)	(761)
Capitalized internal use software development costs	(4,096)	(4,105)
Divestiture of businesses, net of cash disposed	(750)	—
Acquisitions, net of cash acquired	116	(2,683)
Net cash used in investing activities	(5,208)	(7,549)
Cash flows from financing activities:
Proceeds from debt issuance, net of fees	31,300	42,892
Repayments of principal and related fees	(202)	(10,443)
Proceeds from issuance of redeemable convertible preferred stock, net of fees	3,274	3,466
Repurchase of stock and warrants	—	(250)
Proceeds from exercises of stock options and warrants	114	84
Net cash provided by financing activities	34,486	35,749
Change in cash, cash equivalents, and restricted cash	$(57)	$(2,320)
Cash, cash equivalents, and restricted cash, beginning of period	$7,236	$9,556
Cash, cash equivalents, and restricted cash end of period	$7,179	$7,236

Porch.com, Inc. Consolidated Statements of Cash Flows — Continued Years Ended December 31, 2019 and 2018 (all numbers in thousands)
	2019	2018
Supplemental disclosures
Conversion of debt to redeemable convertible preferred stock (non-cash)	$34,105	$—
Debt discount for warrants issued (non-cash)	$3,700	$—
Settlement of accrued expenses through Series B redeemable convertible preferred stock	$—	$500
Cash paid for interest	$3,466	$2,082
Non-cash consideration for acquisitions	$479	$13,866

The accompanying notes are an integral part of these financial statements.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

1.    Description of Business and Summary of Significant Accounting Policies

Description of Business

Porch.com, Inc. (“Porch” or the “Company”) is a vertical software platform for the home, providing software and services to home services companies, such as home inspectors, moving companies, utility companies, warranty companies, and others. Porch helps these service providers grow their business and improve their customer experience. In exchange for the use of the software, these companies connect their homebuyers to Porch, who in turn makes the moving process easier, helping consumers save time and make better decisions about critical services, including insurance, moving, security, TV/internet, home repair and improvement, and more. While some customers pay Porch typical software-as-a-service (“SaaS”) fees, the majority of Porch’s revenue comes from business-to-business-to-consumer (“B2B2C”) transaction revenues, with service providers such as insurance carriers or TV/internet companies paying Porch for new customer sign-ups.

Liquidity and Capital Resources

The Company has incurred losses since its inception, has a working capital deficit of $47,288, and has an accumulated deficit at December 31, 2019 of $263,474. As of December 31, 2019, the Company had an aggregate of $61,120 of principal outstanding on term loans and promissory notes. Subsequent to year-end, the Company refinanced the existing $40,000 term loans and received additional proceeds of $7,000 from term loans and $8,100 from the US Government under the Paycheck Protection Plan (“PPP”) Loan. The Company has used debt proceeds principally to fund general operations and acquisitions.

The Company’s plan is to seek additional funding through the completion of a reverse merger with PropTech Acquisition Corporation (“PTAC”), per the terms of a definitive merger agreement entered into on July 30, 2020. At this time, the Company is focused on completing the reverse merger with PTAC, which is subject to approval of the shareholders of both companies, regulatory approval from the Securities and Exchange Commission and other customary closing conditions, and is limited in its efforts to raise additional capital from secondary sources. If the Company is unable to complete the reverse merger with PTAC, the Company would have to pursue a secondary course of action to seek additional capital through other debt and equity financings.

If the Company is unable to raise sufficient additional capital, through future debt or equity financings or through strategic and collaborative ventures with third parties, the Company will not have sufficient cash flows and liquidity to fund its planned business operations for the year following the date the financial statements were available to be issued, of September 28, 2020. There can be no assurances that the Company will be able complete the reverse merger or that in the event that the reverse merger does not take place, that the Company will be able to secure alternate forms of financing at terms that are acceptable to management if at all. In that event, the Company might be forced to limit many of its business plans and consider other means of creating value for its stockholders. Based on the factors described above, and after considering management’s plans, there is substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements were available to be issued. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Basis of Presentation

The consolidated financial statements and accompanying notes include the accounts of the Company and its wholly-owned subsidiaries and were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All significant intercompany accounts and transactions are eliminated in consolidation.

Comprehensive loss includes all changes in equity during a period from non-owner sources. Through December 31, 2019, there are no components of comprehensive loss which are not included in net loss; therefore, a separate statement of comprehensive loss has not been presented.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

1.    Description of Business and Summary of Significant Accounting Policies (cont.)

Reclassifications

Certain reclassifications to 2018 balances were made to conform to the current period presentation in the consolidated balance sheets, consolidated statements of operations, consolidated statements of changes in redeemable convertible preferred stock and stockholders’ deficit, and consolidated statement of cash flows.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. These estimates and assumptions include, but are not limited to: estimated variable consideration for services transferred, the allowance for doubtful accounts, depreciable lives for property and equipment, acquired intangible assets, goodwill, the valuation allowance on deferred tax assets, assumptions used in stock-based compensation, and estimates of fair value of warrants, contingent consideration, and common stock. Actual results could differ materially from those estimates and assumptions, and those differences could be material to the consolidated financial statements.

Segment Reporting

The Company operates in a single segment. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Company has determined that its Chief Executive Officer is the CODM. To date, the Company’s CODM has made such decisions and assessed performance at the Company level.

All of the Company’s revenue is generated in the United States.

As of December 31, 2019 and 2018, the Company did not have assets located outside of the United States.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company maintains cash balances that may exceed the insured limits by the Federal Deposit Insurance Corporation.

Restricted cash as of December 31, 2019 and 2018 includes a $3,000 minimum cash balance required by the Company’s senior secured lender and is classified in noncurrent assets.

Accounts Receivable

Accounts receivable consist principally of amounts due from enterprise customers and other corporate partnerships, as well as credit card receivables. The Company estimates allowances for uncollectible receivables based on the credit worthiness of its customers, historical trend analysis and general economic conditions. Consequently, an adverse change in those factors could affect the Company’s estimate of allowance for doubtful accounts. The allowance for uncollectible receivables at December 31, 2019 and 2018, was $188 and $163, respectively.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

1.    Description of Business and Summary of Significant Accounting Policies (cont.)

Property, Equipment and Software

Property, equipment and software are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated Useful Lives
Software and computer equipment	3 years
Furniture, office equipment and other	3 – 5 years
Internally developed software	2 years
Leasehold improvements	Shorter of useful life or remaining lease term

When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in the consolidated statement of operations in the period of disposition. Maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense in the period incurred.

The Company capitalizes costs incurred in the development of internal use software. The capitalized costs are amortized over the estimated useful life of the software. If capitalized projects are determined to no longer be in use, they are impaired and the cost and accumulated depreciation are removed from the accounts. The resulting loss on impairment, if any, is included in the consolidated statements of operations in the period of impairment.

Goodwill and Intangible Assets

The Company tests goodwill for impairment for each reporting unit on an annual basis, or more frequently when events or changes in circumstances indicate the fair value of a reporting unit is below its carrying value. The Company has the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. If the Company can support the conclusion that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company would not need to perform a quantitative impairment test. If the Company cannot support such a conclusion or the Company does not elect to perform the qualitative assessment, the Company performs a quantitative assessment. If a quantitative goodwill impairment assessment is performed, the Company utilizes a combination of the market and income valuation approaches.

If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that fair value of the reporting unit is less than its carrying value. The Company has selected October 1 as the date to perform its annual impairment test.

Intangible assets consist of acquired customer relationships, trade names, customer portfolios and related assets that are amortized over their estimated useful lives.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property, equipment, software and intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If indicators of impairment exist, management identifies the asset group which includes the potentially impaired long-lived asset, at the lowest level at which there are separate, identifiable cash flows. If the total of the expected undiscounted future net cash flows for the asset group is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. Losses due to impairment of long-lived assets totaled $1,051 and $189 during 2019 and 2018, respectively, and are included in product and technology expense in the consolidated statements of operations.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

1.    Description of Business and Summary of Significant Accounting Policies (cont.)

Concentration of Credit Risk

No individual customer represented more than 10% of the Company’s total revenue for the year ended December 31, 2019. One customer represented 14% of the Company’s total revenue for the year ended December 31, 2018. As of December 31, 2019 and 2018, no individual customer accounted for 10% or more of the Company’s total accounts receivable.

Redeemable Convertible Preferred Stock Warrants

The Company accounts for its warrants to purchase shares of redeemable convertible preferred stock as liabilities based upon the characteristics and provisions of each instrument. Warrants classified as derivative liabilities and other derivative financial instruments that require separate accounting as liabilities are recorded on the Company’s consolidated balance sheets at their fair value on the date of issuance and are revalued on each subsequent balance sheet date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded in the consolidated statements of operations.

Fair Value of Financial Instruments

The Company’s assets and liabilities which require fair value measurement on a recurring basis consist of contingent consideration, redeemable convertible preferred stock warrants and convertible notes recorded at fair value.

Fair value principles require disclosures regarding the manner in which fair value is determined for assets and liabilities and establishes a three-tiered fair value hierarchy into which these assets and liabilities must be grouped, based upon significant levels of inputs as follows:

Level 1       Observable inputs, such as quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date;

Level 2       Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3       Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Management’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

Revenue from Contracts with Customers

The Company primarily generates revenue from (1) fees received for connecting homeowners to customers in the Company’s referral network, which consist of individual contractors, small businesses, and large enterprises (2) fees received for providing home project and moving services directly to homeowners, and (3) fees received for providing subscription access to the Company’s inspection software platform. Revenue is recognized when control of the promised services or goods is transferred to our customers and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services or goods.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

1.    Description of Business and Summary of Significant Accounting Policies (cont.)

Effective January 1, 2019, the Company’s revenue recognition policy follows guidance from ASC 606, Revenue from Contracts with Customers.

The Company determines revenue recognition through the following five-step framework:

•        Identification of the contract, or contracts, with a customer;

•        Identification of the performance obligations in the contract;

•        Determination of the transaction price;

•        Allocation of the transaction price to the performance obligations in the contract; and

•        Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company identifies performance obligations in its contracts with customers, which primarily include delivery of homeowner leads (Contractor Referral Network Revenue), performance of home project and moving services (Managed Services Revenue), and providing access to the Company’s software platforms (Software Subscription Revenue). The transaction price is determined based on the amount which the Company expects to be entitled to in exchange for providing the promised services to the customer. The transaction price in the contract is allocated to each distinct performance obligation on a relative standalone selling price basis. Revenue is recognized when performance obligations are satisfied.

Contract payment terms vary from due upon receipt to net 30 days. Collectability is assessed based on a number of factors including collection history and creditworthiness of the customer. If collectability of substantially all consideration to which the Company is entitled under the contract is determined to be not probable, revenue is not recorded until collectability becomes probable at a later date.

Revenue is recorded based on the transaction price excluding amounts collected on behalf of third parties, such as sales taxes collected and remitted to governmental authorities.

Contractor Referral Network Revenue

In the Contractor Referral Network Revenue stream, the Company connects third party service providers (“Service Providers”) with homeowners that meet predefined criteria and may be looking for relevant services. Service Providers include a variety of service providers throughout a homeowner’s lifecycle, including plumbers, electricians, roofers, as well as movers, TV/Internet, warranty, insurance carriers, and security monitoring providers.

Revenue is recognized at a point in time upon delivery of a lead to the Service Provider, at which point the Company’s performance obligation has been satisfied. The transaction price is generally either a fixed price per qualifying lead or based on a percentage of the revenue the Service Provider ultimately generates through the homeowner lead. For arrangements in which the amount the Company is entitled to is based on the amount of revenue the Service Provider generates from the homeowner, the transaction price is considered variable and an estimate of the constrained transaction price is recorded by the Company upon delivery of the lead.

Service Providers generally have the option to pay as they receive leads or on a subscription basis, in which a specified amount is deposited into the Company’s referral platform monthly and any relevant leads are applied against the deposited amount. Certain Service Providers also have the option to pay an additional fixed fee for added member benefits, including profile distinction and rewards. Such subscriptions automatically renew each month unless cancelled by the customer in advance of the renewal period in accordance with the customer termination provisions. Amounts received in advance of delivery of leads to the Service Provider is recorded as deferred revenue.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

1.    Description of Business and Summary of Significant Accounting Policies (cont.)

Certain Service Providers have the right to return leads in limited instances. An estimate of returns is included as a reduction of revenue based on historical experience or specific identification depending on the contractual terms of the arrangement. Estimated returns are not material in any period presented.

Managed Services Revenue

Managed services revenue includes fees earned from homeowners for providing a variety of services directly to the homeowner, including handyman, plumbing, electrical, appliance repair, and moving services. The Company generally invoices for managed services projects on a fixed fee or time and materials basis. The transaction price represents the contractually agreed upon price with the end customer for providing the respective service. Revenue is recognized as services are performed based on an output measure of progress, which is generally over a short duration (e.g., same day). Fees earned for providing managed services projects are non-refundable and there is generally no right of return.

The Company acts as the principal in managed services revenue as the Company is primarily responsible to the end customer for providing the service, has a level of discretion in establishing pricing, and controls the service prior to providing it to the end customer. This control is evidenced by the ability to identify, select, and direct the service provider that provides the ultimate service to end customers.

Software Subscription Revenue

The Company’s subscription arrangements, which primarily relates to subscriptions to the Company’s home inspector software, do not provide the customer with the right to take possession of the software supporting the cloud-based application services. The Company’s standard subscription contracts are monthly contracts in which pricing is based on a specified price per inspection completed through the software. Fees earned for providing access to the subscription software are non-refundable and there is no right of return. Revenue is recognized based on the amount which the Company is entitled to for providing access to the subscription software during the monthly contract term.

Assets Recognized from the Costs to Obtain a Contract with a Customer

The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if it expects the benefit of those costs to be longer than one year. The Company has determined that certain costs related to employee sales incentive programs (sales commissions) represent incremental costs of obtaining a contract and therefore should be capitalized. Capitalized costs are included in other assets on the consolidated balance sheets. These deferred commissions are amortized over an estimated period of benefit. The Company elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less.

The capitalized amounts are recoverable through future revenue from customer contracts. The Company periodically evaluates whether there have been any changes in its business, the market conditions in which it operates or other events which would indicate that its amortization period should be changed or if there are potential indicators of impairment.

Amortization of capitalized costs to obtain revenue contracts is recorded as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

1.    Description of Business and Summary of Significant Accounting Policies (cont.)

Sales commissions not subject to capitalization are earned and recorded at the time a customer is invoiced as a component of selling and marketing expenses. As a result, such commissions are expensed at the time of invoicing even though the related revenue may not be fully recognized.

The Company had immaterial activity within the deferred commissions balances for the year ending December 31, 2019.

Transition

As discussed in “Recently Adopted Accounting Policies”, the Company adopted ASC 606 using the modified retrospective adoption method applied to open contracts as of the adoption date. As a result, revenue recognition policies based on ASC 605 are applied to the financial statements for the year ended December 31, 2018. Under ASC 605, the Company recognizes revenue when all of the following criteria are met:

•        Persuasive evidence of an arrangement exists.

•        Delivery has occurred or services have been provided.

•        The fee is fixed or determinable.

•        Collectability is reasonably assured.

The primary differences between revenue recognition under ASC 605 and ASC 606 is described in “Recently Adopted Accounting Policies”. The revenue recognition accounting policy for ASC 605 is applied to the disclosures in Note 2, which include amounts presented for 2018.

Cost of Revenue

Cost of revenue primarily consists of professional fees and materials under the services model and credit card processing fees, including merchant fees. The Company recognizes cost of revenue as expenses are incurred.

Product and Technology Development

Product and technology development costs primarily include payroll, employee benefits, stock-compensation expense, other headcount-related costs associated with product development, software subscriptions, professional services, and amortization of internally-developed software.

Advertising

Advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company incurred $3,716 and $2,185 in advertising costs, respectively. Advertising costs are included in selling and marketing expenses in the Company’s consolidated statements of operations.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Under the asset and liability method specified by ASC 740, deferred tax assets and liabilities are recognized for the future consequences of differences between the carrying amounts of existing assets and liabilities and their respective tax bases (temporary differences). Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are recovered or settled. Valuation allowances for deferred tax assets are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

1.    Description of Business and Summary of Significant Accounting Policies (cont.)

In addition, ASC 740 provides comprehensive guidance on the recognition and measurement of tax positions in previously filed tax returns or positions expected to be taken in future tax returns. The benefit from an uncertain tax position must meet a more-likely-than-not recognition threshold and is measured at the largest amount of benefit greater than 50% determined by cumulative probability of being realized upon ultimate settlement with the taxing authority. The Company’s policy is to recognize interest and penalties expense, if any, related to uncertain tax positions as a component of income tax expense.

Stock-Based Compensation

The Company issues stock-based compensation to employees and nonemployees in the form of stock options and restricted stock awards. The fair value of stock options is based on the date of the grant using the Black-Scholes option pricing model. The awards are accounted for by recognizing the fair value of the related award over the requisite service period, which is generally the vesting period. Forfeitures are accounted for when they occur. The fair value of restricted stock awards is based on the value of the underlying stock, which is estimated periodically with assistance from a third-party valuation specialist using both market and income approaches.

Business Combinations

The Company accounts for business acquisitions using the acquisition method of accounting and records any identifiable definite-lived intangible assets separate from goodwill. Intangible assets are recorded at their fair value based on estimates as of the date of acquisition. Goodwill is recorded as the residual amount of the purchase price consideration less the fair value assigned to the individual identifiable assets acquired and liabilities assumed as of the date of acquisition. The Company allocates the purchase price of the acquisition to the assets acquired and liabilities assumed based on estimates of the fair value at the dates of the acquisitions. Contingent consideration, which represents an obligation of the Company to make additional payments or equity interests to the former owner as part of the purchase price if specified future events occur or conditions are met, is accounted for at the acquisition date fair value either as a liability or as equity depending on the terms of the acquisition agreement.

Other income (expense), net

The following table details the components of other income (expense), net on the consolidated statements of operations:

	December 31, 2019	December 31, 2018
Loss on remeasurement of debt (Note 3)	$(6,159)	$—
Gain (loss) on remeasurement of warrants (Note 3)	(2,090)	323
Gain on settlement of accounts payable	735	—
Loss on extinguishment of debt (Note 6)	(483)	(556)
Gain on settlement of accounts receivable	—	2,700
Other, net	30	21
	$(7,967)	$2,488

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

1.    Description of Business and Summary of Significant Accounting Policies (cont.)

Recently Adopted Accounting Policies

In May 2014, the FASB issued ASU No. 2014-09 which, along with subsequent ASUs, amends the existing accounting standards for revenue recognition, and is codified as ASC 606. This guidance is based on principles that govern the recognition of revenue at the amount an entity expects to be entitled to receive as services are provided to customers. The Company adopted the new revenue recognition standard in the first quarter of 2019 on a modified retrospective basis and applied the new revenue recognition standard only to contracts that were not completed contracts prior to January 1, 2019.

The cumulative effect of the changes made to the consolidated balance sheet resulting from the adoption of ASC 606 was as follows:

	Balance at December 31, 2018	Adjustments due to ASC 606	Balance at January 1, 2019
Assets
Accounts receivable, net	$2,451	$499	$2,950
Prepaid expenses and other current assets	3,475	(947)	2,528
Total current assets	10,162	(448)	9,714
Other assets	696	15	711
Total assets	$56,596	$(433)	$56,163

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Deferred revenue	$4,553	$(940)	$3,613
Total current liabilities	75,656	(940)	74,716
Total liabilities	87,438	(940)	86,498
Accumulated deficit	(160,662)	507	(160,155)
Total stockholders’ deficit	$(149,842)	$507	$(149,335)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$56,596	$(433)	$56,163

The primary changes to our revenue recognition as a result of ASC 606 are:

•        Variable Consideration — ASC 606 requires the Company to estimate variable consideration in its revenue arrangements. For referral network revenue arrangements in which the amount the Company is entitled to is based on the amount of revenue the Service Provider generates from the homeowner, the transaction price is considered variable and an estimate of the transaction price is recorded by the Company upon delivery of the lead. Under ASC 605, revenue was recorded at the point in which it was fixed and determinable (i.e., once the amount of revenue earned by the Service Provider was known). This results in an acceleration of the timing of revenue recognition under ASC 606.

•        Over-Time Revenue Recognition — Certain customer contracts in the Company’s Managed Service business were recognized on a completed contract basis under ASC 605. Under ASC 606, revenue is recognized over time as services are performed based on an output measure of progress.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

1.    Description of Business and Summary of Significant Accounting Policies (cont.)

•        Incremental Costs of Obtaining a Contract — The new revenue recognition standard requires capitalization of certain incremental costs of obtaining a contract, such as certain employee sales commissions, which impacts the period in which the expense is recorded. Prior to the adoption of the new revenue recognition standard, those commission costs were expensed as incurred.

In August 2018, the FASB issued ASU No. 2018-13 Fair Value Measurement (Topic 820) – Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. The amendments affect any entity required to make disclosures about recurring or nonrecurring fair value measurements. The amendments were effective for all entities for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company has elected to early adopt ASU 2018-13. The impact of the adoption ASU No. 2018-13 on the consolidated balance sheets, statements of operations, or statements of cash flows was not material.

In December 2019, the FASB issued ASU 2019-12 Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. The Board issued this update as part of its Simplification Initiative to improve areas of GAAP and reduce cost and complexity while maintaining usefulness. The provision that primarily impacts the Company is the removal of the exception to the requirement to recognize deferred taxes for equity method investments when a subsidiary becomes an equity method investment. ASU 2019-12 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. The Company has elected to early adopt ASU 2019-12. The adoption of this standard did not have a material impact to the Company’s financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations. This update clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The Company adopted ASU No. 2017-01 on January 1, 2019 and the impact of the adoption on the consolidated balance sheets, statements of operations, or statements of cash flows was not material.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Additionally, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326 in April 2019 and ASU 2019-05, Financial Instruments — Credit Losses (Topic 326) — Targeted Transition Relief in May 2019. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. In November 2019, the FASB issued ASU No. 2019-10, which defers the effective date of ASU No. 2016-13 for smaller reporting companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of ASU No. 2016-13 on the consolidated balance sheets, statements of operations, and statements of cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard is effective for non-public companies for reporting periods beginning after December 15, 2021 and early adoption is permitted. The comprehensive new standard will amend and supersede existing lease accounting guidance and is intended to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. The guidance requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently evaluating the impact that adoption will have on the consolidated balance sheets, statements of operations, and statements of cash flows and expects that the adoption of the ASU will increase assets and liabilities related to the Company’s operating leases on the consolidated balance sheets.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

2.    Revenue

The Company adopted ASC 606 effective January 1, 2019 on a modified retrospective basis and applied the new standard only to contracts that were not completed contracts prior to January 1, 2019. See Note 1 for a description of the Company’s revenue recognition accounting policy. Financial results for 2019 are presented in compliance with the new revenue recognition standard. Historical financial results for reporting periods prior to 2019 have not been retroactively restated and are presented in conformity with amounts previously disclosed under ASC 605. This note includes additional information regarding the impacts from the adoption ASC 606 on the financial results for the year ended December 31, 2019. This includes the presentation of financial results during 2019 under ASC 605 for comparison to the prior year.

The following tables summarize the impacts from the adoption of the new revenue recognition standard on the consolidated balance sheet and statement of operations:

	December 31, 2019			December 31, 2018
	As Reported (ASC 606)	Impacts from Adoption	Without Adoption (ASC 605)	As Reported (ASC 605)
Assets
Current assets:
Accounts receivable, net	$4,710	$(768)	$3,942	$2,451
Total current assets	10,174	(768)	9,406	10,162
Other assets	530	(146)	384	696
Total assets	$48,468	$(913)	$47,555	$56,596

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Refundable customer deposit, non-current	3,107	(65)	3,042	—
Total liabilities	108,447	(65)	108,382	87,438
Stockholders’ deficit:
Accumulated deficit	(263,474)	(848)	(264,322)	(160,662)
Total stockholders’ deficit	(216,253)	(848)	(217,101)	(149,842)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$48,468	$(913)	$47,555	$56,596

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

2.    Revenue (cont.)

	December 31, 2019			December 31, 2018
	As Reported (ASC 606)	Impacts from Adoption	Without Adoption (ASC 605)	As Reported (ASC 605)
Revenue	$77,595	$(1,721)	$75,874	$54,137
Operating expenses:
Costs of revenue	21,500	(1,374)	20,126	15,337
Selling and marketing	56,220	132	56,352	41,361
Total operating expenses	165,717	(1,242)	164,475	103,394
Operating loss	(88,122)	(479)	(88,601)	(49,257)
Other income (expense):
Interest expense	(7,134)	152	(6,982)	(3,706)
Total other income (expense)	(15,101)	152	(14,949)	(1,218)
Loss before income taxes	(103,223)	(327)	(103,550)	(50,475)
Net loss	$(103,319)	$(327)	$(103,646)	$(49,917)

The impact of adopting ASC 606 had no impact on total operating, investing, or financing cash flows.

Disaggregation of Revenue

Total revenues consisted of the following:

	2019	2018
Contractor referral network revenue	$49,449	$34,452
Managed services revenue	21,888	14,177
Software subscription revenue	6,258	5,508
Total revenue	$77,595	$54,137

Management also evaluates revenue based upon when our customers avail themselves of our software, solutions or services. The first category, moving services relates to services that are typically provided to customers in connection with a home purchases and/or homeowner/renter moves. This includes revenue from insurance, moving, security systems and TV/internet services. The second category, post-move services, relates to services that are typically provided to customers post-move such as home maintenance projects, repairs, remodeling and other services from professional contractors or service providers. Moving services represented 47 percent and 31 percent of total revenue in 2019 and 2018, respectively. Post-move services represented 53 percent and 69 percent of total revenue in 2019 and 2018, respectively.

Disclosures Related to Contracts with Customers

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to contracts with customers. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations. To the extent a contract exists, as defined by ASC 606, these liabilities are classified as deferred revenue. To the extent that a contract does not exist, as defined by ASC 606, these liabilities are classified as refundable customer deposits.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

2.    Revenue (cont.)

Contract Liabilities — Refundable Customer Deposits

In September 2019, the Company entered into a Lead Buyer Agreement with a customer (“Buyer”) that provides residential security systems. Under the Lead Buyer Agreement, the Buyer pays the Company a referral fee for leads resulting in completed installations of certain residential security systems. At inception of this agreement, the Buyer made a prepayment of $7,000, which is to be credited over the term from October 2019 to September 2022, from earned referral fees for leads provided by the Company. This prepayment represents a contract liability since it is an advanced deposit for services the Company has yet to provide.

A summary of the activity impacting the contract liabilities during the year ended December 31, 2019 is presented below:

Contract Liabilities
Balance at December 31, 2018	$—
Addition to contract liabilities – prepayment	7,000
Additions to contract liabilities – significant financing component interest	152
Contract liabilities transferred to revenue	(878)
Balance at December 31, 2019	$6,274

As of December 31, 2019, $3,167 of contract liabilities are expected to be transferred to revenue within the next 12 months and therefore are included in current refundable customer deposits on the consolidated balance sheets. The remaining $3,107 of contract liabilities are expected to be transferred to revenue over the next 13 to 21 months and are included in refundable customer deposits, non-current on the consolidated balance sheets.

Contract Liabilities — Deferred Revenue

A summary of the activity impacting deferred revenue balances during the year ended December 31, 2019 is presented below:

Deferred Revenue
Balance at December 31, 2018	$4,553
Adoption of ASC 606	(940)
Revenue recognized	(7,490)
Additional amounts deferred	6,686
Impact of acquisitions	670
Impact of divestitures	(146)
Balance at December 31, 2019	$3,333

Remaining Performance Obligations

Contracts with customers include amounts allocated to performance obligations that will be satisfied at a later date. These amounts primarily include performance obligations that are recorded in the consolidated balance sheets as deferred revenue. The amount of transaction price allocated to performance obligations to be satisfied at a later date, which is not recorded in the consolidated balance sheets, is immaterial as of December 31, 2019.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

2.    Revenue (cont.)

As permitted under the practical expedient available under ASC 606, the Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) contracts with variable consideration that is allocated entirely to unsatisfied performance obligations or to a wholly unsatisfied promise accounted for under the series guidance, and (iii) contracts for which the Company recognizes revenue at the amount which we have the right to invoice for services performed.

The Company applied the practical expedient under ASC 606 to exclude amounts related to performance obligations that are billed and recognized as they are delivered.

3.    Fair Value

The following table details the fair value measurements of liabilities that are measured at fair value on a recurring basis:

	Fair Value Measurement at December 31, 2019
	Level 1	Level 2	Level 3	Total Fair Value
Redeemable convertible preferred stock warrants	$—	$—	$6,684	$6,684
Fair value option notes (“FVO Notes”)	—	—	11,659	11,659
Contingent consideration	—	—	100	100
	$—	$—	$18,443	$18,443
	Fair Value Measurement at December 31, 2018
	Level 1	Level 2	Level 3	Total Fair Value
Redeemable convertible preferred stock warrants	$—	$—	$436	$436
Contingent consideration	—	—	400	400
	$—	$—	$836	$836

The Company’s redeemable convertible preferred stock warrants are valued using key equity indicators and are classified within Level 3 of the fair value hierarchy. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants on the valuation date, as well as assumptions for future financings, expected volatility, expected life, yield, and risk-free interest rate. A summary of key assumptions for determining the fair value of redeemable convertible preferred stock warrants at December 31, 2019 include:

	Expected term (in years)	Expected volatility	Risk-free interest rate	Expected dividend rate
Redeemable convertible preferred stock warrants	2 to 8.96	60%	0.23% to 2.11%	0%

The weighted average expected term and risk-free interest rate for redeemable convertible preferred stock warrants outstanding at December 31, 2019 is 6.36 and 1.72%, respectively.

As discussed further in Note 6, the Company elected to measure certain convertible promissory notes at fair value in accordance with the fair value option. The FVO Notes are each a debt host financial instrument containing embedded features and /or options which would otherwise be required to be bifurcated from the debt-host and recognized as separate derivative liabilities subject to initial and subsequent periodic estimated fair value measurements under ASC 815, Derivatives and Hedging. The election for these specific convertible notes is due to the number and complexity of features that would require separate bifurcation absent this election.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

3.    Fair Value (cont.)

The fair value of FVO Notes as of December 31, 2019 has been determined using a combination of the present value of the FVO Notes cash flows and the Black-Scholes option pricing model, using the following assumptions the significant inputs of principal value, interest rate spreads and curves, and embedded call option prices.

	FVO Note 1	FVO Note 2(1)
Initial principal value	$2,500	$3,000
Value upon maturity	$6,682	$6,602
Conversion price (per share)	$3.00	N/A
Value of Series B redeemable convertible preferred share	$6.61	N/A
Expected term (years)	2	N/A
Volatility	39%	N/A
Risk free rate	1.58%	N/A
Estimated fair value of FVO Note	$5,079	$6,580

____________

(1)      Due to the close proximity to the maturity date, January 24, 2020, the fair value of FVO Note 2 on December 31, 2019 was determined to equal the value upon maturity, excluding interest to be accrued between December 31, 2019 and maturity.

Contingent consideration is valued based on the present value of the contingent payments to be made using a weighted probability of possible payments. The unobservable inputs used in the determination of fair value include managements assumptions about the likelihood of payment based on projected revenues and expenses and the discount rate used.

Fair value measurements categorized within Level 3 are sensitive to changes in the assumptions or methodology used to determine fair value and such changes could result in a significant increase or decrease in the fair value.

The changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

	Redeemable Convertible Preferred Stock Warrants	FVO Notes	Contingent Consideration
Fair value as of January 1, 2019	$436	$—	$400
Additions	6,651	5,500	—
Settlements	(2,493)	—	—
Change in fair value, loss (gain) included in net loss(1)	2,090	6,159	(300)
Fair value as of December 31, 2019	$6,684	$11,659	$100
	Redeemable Convertible Preferred Stock Warrants	Contingent Consideration
Fair value as of January 1, 2018	$521	$—
Additions	488	400
Settlements	(250)	—
Change in fair value, loss (gain) included in net loss(1)	(323)	—
Fair value as of December 31, 2018	$436	$400

Except for the fair value option notes (“FVO Notes”), the fair value of debt approximates the unpaid principal balance. See Note 6.

____________

(1)      Changes in fair value of redeemable convertible preferred stock warrants and FVO Notes are included in other income (expense), net, and changes in fair value of contingent consideration are included in general and administrative expenses in the consolidated statements of operations.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

4.    Property, Equipment, and Software

Property, equipment, and software net, consists of the following:

	December 31, 2019	December 31, 2018
Software and computer equipment	$1,392	$1,268
Furniture, office equipment, and other	387	436
Internally developed software	10,601	8,391
Leasehold improvements	1,295	1,268
	13,675	11,363
Less: Accumulated depreciation and amortization	(7,017)	(4,628)
Property, equipment, and software, net	$6,658	$6,735

Depreciation and amortization expense related to property, equipment, and software was $3,680 and $2,439 for the years ended December 31, 2019 and 2018, respectively.

5.    Intangible Assets and Goodwill

Intangible Assets

Intangible assets are stated at cost or acquisition-date fair value less accumulated amortization and consist of the following as of December 31, 2019:

	Weighted Average Useful Life (in years)	Intangible Assets, gross	Accumulated Amortization	Intangible Assets, Net
Customer relationships	9.0	$5,450	$(1,592)	$3,859
Acquired technology	4.0	8,546	(4,273)	4,274
Trademarks and tradenames	7.0	2,290	(591)	1,699
Total intangible assets	6.0	$16,286	$(6,456)	$9,832

Intangible assets consist of the following as of December 31, 2018:

	Weighted Average Useful Life (in years)	Intangible Assets, gross	Accumulated Amortization	Intangible Assets, Net
Customer relationships	8.0	$6,357	$(984)	$5,373
Acquired technology	4.0	9,856	(3,195)	6,661
Trademarks and tradenames	6.0	2,980	(316)	2,664
Total intangible assets	5.6	$19,193	$(4,495)	$14,698

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

5.    Intangible Assets and Goodwill (cont.)

Aggregate amortization expense related to intangibles was $3,697 and $3,022 for the years ended December 31, 2019 and 2018, respectively. Estimated intangibles amortization expense for the next five years and thereafter consists of the following:

Estimated Amortization Expense
2020	$2,859
2021	2,397
2022	1,476
2023	1,228
2024	597
Thereafter	1,275
$9,832

Goodwill

The following tables summarize the changes in the carrying amount of goodwill for the years ended December 31, 2019 and December 31, 2018:

Goodwill
Balance as of January 1, 2018	$9,669
Additions	11,636
Balance as of December 31, 2018	21,305
Additions	916
Divestitures	(3,657)
Purchase price adjustment	(290)
Balance as of December 31, 2019	$18,274

6.    Debt

At December 31, 2019, debt was comprised of the following:

	Principal	Unaccreted Discount	Debt Issuance Costs	Carrying Value
10% convertible promissory notes, due on demand	$7,324	$(36)	$—	$7,288
6% promissory note, due 2020	185	—	—	185
2.55% promissory notes, due 2020	1,100	(41)	—	1,059
3.5% convertible promissory notes, due 2022	1,689	(313)	—	1,376
9.0% term loan, due 2023	40,500	(528)	(689)	39,283
3% promissory note (25% default), due 2024	3,000	(2,906)	(57)	37
Other notes	233	—	—	233
	$54,031	$(3,824)	$(746)	$49,461
	Principal	Fair Value
10% convertible notes recorded at fair value	$5,500	$11,659

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

6.    Debt (cont.)

At December 31, 2018, debt was comprised of the following:

	Principal	Unaccreted Discount	Debt Issuance Costs	Carrying Value
8% convertible promissory note, due 2019	$5,000	$—	$—	$5,000
10% convertible promissory notes, due 2019	11,600	—	(32)	11,568
6% promissory note, due 2020	185	—	—	185
2.55% promissory notes, due 2020	1,100	(149)	—	951
4.5% convertible promissory notes, due 2021	7,324	(77)	—	7,247
3.5% convertible promissory notes, due 2022	1,689	(393)	—	1,296
9.5% term loan, due 2023	33,000	(483)	(418)	32,099
Other notes	157	—	(19)	138
	$60,055	$(1,102)	$(469)	$58,484

Senior Secured Term Loans

On September 1, 2017, the Company established two lending arrangements:

Term Loan #1 — The Company borrowed $10,000, with interest-only payments to be made through August 31, 2018 and principal plus interest payments to be made from September 1, 2018 through maturity on August 31, 2021. The stated interest rate in the loan was the prime rate plus 1.25%. On December 4, 2018, the Company paid off the remaining principal balance of this loan, resulting in a loss on extinguishment of $556.

Term Loan #2 — The Company borrowed $6,000 with interest only payments to be made from inception to September 30, 2019, and principal plus interest payments from October 1, 2019, through maturity on September 1, 2022. At original issuance, the Company could borrow up to an aggregate principal of $11,000.

Substantially all the Company’s assets are pledged as collateral to the lenders.

During 2018, through a series of modifications to this lending arrangement, including another lender joining the arrangement, the Company increased the maximum borrowing amount to $40,000, of which $33,000 and $40,000 was outstanding at December 31, 2018 and December 31, 2019, respectively, with interest only-payments until December 1, 2020, or until December 1, 2021, if the Company meets certain revenue requirements, followed by equal monthly payments of principal and interest through maturity on December 4, 2023. The loan also includes a final payment fee of $500. The stated interest rate in the loan is equal to the Base Rate plus 4.00%. The Base rate is equal to the greater of i) the highest prime rate plus 5% and ii) the highest three-month LIBOR rate plus 2.5%.

The interest rate may also be reduced by 0.75% if the Company receives at least $40,000 in unrestricted net cash proceeds from the sale of equity interests in the Company.

At December 31, 2018 and 2019, the Company was in violation of certain covenants under this senior secured lending arrangement. In July 2020, the Company refinanced the lending arrangement. See Note 15.

The lending arrangement included customary affirmative and negative covenants and events of default, including default for failure to meet revenue or minimum cash balance covenants or upon a material adverse change in our business or results of operations. In the event of an uncured default, the lenders may require prepayment of the outstanding principal balances. The principal payments due under the term loans have been classified as a current liability as of December 31, 2018, based on management’s assessment that events which could trigger material adverse change clauses in the lending arrangements, representing an event of default were not within the Company’s control, even though the maturity date of the facility is 2023. The lending arrangement was classified as non-current as of December 31, 2019 due to the refinancing of the debt in July 2020 on long-term basis.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

6.    Debt (cont.)

The Company issued warrants to purchase redeemable convertible preferred stock in connection with the establishment or amendment of lending arrangements. The warrants have a ten-year term and an exercise price equal to 80% of the Series C issuance price or the Series B-1 issuance price of $6.9258. See Note 7. The grant date fair value of the warrants issued in 2018 and 2019 was $392 and $192, respectively, and was deducted from the face value of the bank loans and are accreted to interest expense using the effective interest method over the term of the loans or until extinguishment of the related loan.

2018 Convertible Promissory Notes

During 2018, the Company issued convertible notes with an aggregate original principal balance of $16,600, an interest rate of 8-10%, and a maturity date of January 13, 2019.

At December 31, 2018, the total amount of unpaid principal and interest under these outstanding convertible debt instruments was $17,171. Upon maturity on January 13, 2019, the outstanding principal and accrued interest automatically converted into 2,489,397 shares of Series B redeemable convertible preferred stock and 149,364 Series B redeemable convertible preferred stock warrants at a conversion price of $6.92584 per unit (a unit includes one share of Series B redeemable convertible preferred stock and 0.06 of one warrant to purchase Series B redeemable convertible preferred stock).

As part of the issuance of the convertible notes, the Company incurred $356 of issuance costs that are recorded as a reduction of convertible notes.

In connection with an acquisition on November 1, 2018, the Company issued convertible promissory notes payable to the sellers for an aggregate principal of $7,324. These convertible promissory notes bear interest at 4.5% per annum for the first year and 10% per annum thereafter. Unless converted, monthly payments of principal and interest are due beginning on December 1, 2019. The outstanding principal amount of the convertible promissory notes are convertible into 1,143,187 shares of common stock. Accrued but unpaid interest shall be waived if the notes are converted within the first year, and otherwise shall be paid in cash. Unless converted, the convertible promissory notes mature at the earliest of i) a change of control of the Company, ii) 10 days after a qualified financing, or iii) three years from the issuance date. As of December 31, 2019, the Company was in default on these convertible promissory notes as the Company failed to make the first payment due on December 1, 2019. Upon default, the carrying value of the convertible promissory notes of $7,288 was reclassified to current liabilities as all principal and unpaid interest is immediately due in cash upon event of default.

In connection with the acquisition of Serviz.com, Inc. (“Serviz”) on July 20, 2018 (See Note 11), the Company assumed two convertible promissory notes with an aggregate principal balance of $1,689 and an interest rate of 3.5% per annum. Unless converted, the convertible promissory notes, along with accrued interest, are payable at the earlier of i) December 1, 2022 or ii) a qualified financing as defined in the loan agreement. The outstanding principal amount of the convertible promissory notes and any accrued interest are convertible into redeemable convertible preferred stock sold in such financing as defined in the loan agreement, at the option of the holder at a conversion price equal to the original issue price for such series of redeemable convertible preferred stock. As of December 31, 2019, the convertible promissory notes remain outstanding and are included in long-term debt at a carrying amount of $1,376.

2019 Convertible Promissory Notes

During 2019, the Company issued convertible promissory notes with an aggregate original principal balance of $21,600, an interest rate of 10%, and original maturity dates ranging from January 24, 2020 to December 31, 2020.

Based on the terms of the convertible promissory notes, the Company may elect on each applicable interest payment date to pay interest, including any default interest, as Paid In-Kind (“PIK”), whereby such PIK amount would be added to the aggregate principal amount and accrue interest at 10% per annum. On each interest payment date, any

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

6.    Debt (cont.)

PIK amount payable shall be capitalized and treated as additional principal obligations under, shall accrue interest from the applicable interest payment date, and shall become payable in full, in cash, no later than the maturity date.

On December 23, 2019, the Company issued to certain holders of convertible promissory notes, such number of Series C Preferred in full satisfaction of the Company’s obligation under the convertible promissory notes, including accrued PIK interest. The amount of original principal balance of convertible promissory notes and related PIK interest, which were converted into Series C Preferred shares were $16,100 and $971, respectively.

The Company elected to measure certain convertible promissory notes at fair value in accordance with the fair value option (“FVO Notes”). The FVO Notes had original principal amounts of $5,500 and remain outstanding at December 31, 2019. The notes also have a feature that requires payment of 200% of the outstanding principal and unpaid interest amount upon maturity. Each period, the fair value of the FVO notes is determined and resulting gains and losses from the change in fair value of the FVO Notes associated with non-credit components are recognized in income, while the change in fair value associated with the Company’s own credit component is recognized in Accumulated Other Comprehensive Income (“AOCI”). During 2019, there were no changes in fair value associated with the Company’s own credit component recognized in AOCI. See Note 3. As of December 31, 2019, the fair value of the FVO Notes was $11,659. In addition, during 2019, the maturity date associated with one FVO Note with principal balance of $2,500 was modified to a maturity of December 31, 2021. As of December 31, 2019, the carrying value is included in current portion of long-term debt as the Company was in default.

Promissory Notes

In connection with an acquisition on November 1, 2018, the Company issued term promissory notes payable to the sellers for an aggregate principal of $1,100 and an interest rate of 2.55% per annum. The outstanding principal balance, along with accrued interest, is payable on May 1, 2020. As of December 31, 2019, the promissory notes remain outstanding and are included in current portion of long-term debt at a carrying amount of $1,059.

In connection with an acquisition on March 14, 2017, the Company assumed a promissory note payable to a founder of the acquired entity who continued as an employee of the Company following the acquisition. The promissory note has an initial principal balance of $185 and an interest rate of 6% per annum. The outstanding principal, along with accrued interest, is payable on March 31, 2020. As of December 31, 2019, the promissory notes remain outstanding and are included in current portion of long-term debt at a carrying amount of $185.

On December 19, 2019, the Company issued a promissory note for an aggregate principal of $3,000, with a stated interest rate of 3%. In connection with the issuance of this promissory note, the holder also received 858,099 warrants to purchase Series C redeemable convertible preferred stock of the Company. The grant date fair value of the warrants issued was $3,000, and was deducted from the face value of the bank loans and are accreted to interest expense using the effective interest method over the term of the note or until extinguishment of the related note. Upon occurrence of an Event of Default, the Holder may declare all outstanding obligations immediately payable in cash. Following the occurrence and during the continuance of an Event of Default, interest on the Note shall automatically be increased to 25% per annum. On January 1, 2020, there was an occurrence of default resulting in the default interest rate being effective starting on January 1, 2020.

7.    Common Stock and Redeemable Convertible Preferred Stock

Common Stock

The Company had authorized 111,919,606 shares of common stock, par value $0.01, as of December 31, 2019. Each holder of a share of common stock is entitled to one vote for each share held and is entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors (the “Board”), subject to the preferential rights of holders of other classes of stock outstanding. The Company has a single class of common stock.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

7.    Common Stock and Redeemable Convertible Preferred Stock (cont.)

The following shares of common stock have been reserved for future issuance at December 31, 2019:

Conversion of all series of redeemable convertible preferred stock	50,535,838
Exercise of outstanding common stock options	15,813,763
Common stock options available for future grants	5,642,381
Unvested restricted stock awards	1,005,067
Exercise of outstanding redeemable convertible preferred stock warrants	2,055,208
Exercise of outstanding common stock warrants	4,459,877
Conversion of outstanding convertible promissory notes	3,691,804
Total shares of common stock reserved for future issuance	83,203,938

Redeemable Convertible Preferred Stock

The Company has designated six outstanding series of redeemable convertible preferred stock (Seed, Series A, A-1, and A-2, Series B and B-1, and Series C). As of December 31, 2019, the Company was authorized to issue 55,858,606 shares of all series of redeemable convertible preferred stock with a par value of $0.01 per share.

On December 23, 2019, the Company issued 5,897,175 shares of Series C redeemable convertible preferred stock at a purchase price of $3.4961 per share. The Series C issuance resulted in $3,550 cash proceeds and conversion of $17,071 convertible note obligations. See Note 6. For each share of Series C redeemable convertible preferred stock purchased in cash, the Company also delivered 0.37 of one share purchase warrant at a purchase price of $0.01 per warrant. Each warrant entitles the holder to purchase one share of Company’s common stock at an exercise price of $0.83 for a period of 5 years from the issuance of the warrant.

Details related to convertible preferred shares as of December 31, 2019 are as follows:

Series	Authorized	Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference
Series Seed redeemable convertible preferred stock	14,262,713	14,262,713	$6,235	$6,276
Series A redeemable convertible preferred stock	5,891,827	5,891,827	8,374	8,499
Series A-1 redeemable convertible preferred stock	4,460,967	4,460,967	6,580	6,600
Series A-2 redeemable convertible preferred stock	7,241,729	7,033,536	12,477	12,500
Series B redeemable convertible preferred stock	13,418,149	12,944,773	102,368	112,067
Series C redeemable convertible preferred stock	10,583,221	5,897,175	20,240	41,234
Total redeemable convertible preferred stock	55,858,606	50,490,991	$156,274	$187,176

Series B redeemable convertible preferred stock warrants, as-if converted basis	—	184,652	N/A	$1,599
Series C redeemable convertible preferred stock warrants, as-if converted basis	—	1,870,556	N/A	13,079
Total redeemable convertible preferred stock warrants, as-if converted basis	—	2,055,208	N/A	14,678
	55,858,606	52,546,199	$156,274	$201,854

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

7.    Common Stock and Redeemable Convertible Preferred Stock (cont.)

Details related to convertible preferred shares as of December 31, 2018 are as follows:

Series	Authorized	Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference
Series Seed redeemable convertible preferred stock	14,262,713	14,262,713	$6,235	$6,276
Series A redeemable convertible preferred stock	5,891,827	5,891,827	8,374	8,499
Series A-1 redeemable convertible preferred stock	4,460,967	4,460,967	6,580	6,600
Series A-2 redeemable convertible preferred stock	7,241,729	7,033,536	12,477	12,500
Series B redeemable convertible preferred stock	13,418,149	10,455,376	85,334	90,515
Total redeemable convertible preferred stock	45,275,385	42,104,419	$119,000	$124,390
Series B redeemable convertible preferred stock warrants, as-if converted basis	—	316,207	N/A	2,737
	45,275,385	42,420,262	$119,000	$127,127

The conversion, liquidation preference, redemption, dividend, voting and terms of the Series Seed redeemable convertible preferred stock (the “Seed Preferred”), the Series A redeemable convertible preferred stock (the “Series A Preferred”), the Series A-1 redeemable convertible preferred stock (the “Series A-1 Preferred”), the Series A-2 redeemable convertible preferred stock (the “Series A-2 Preferred”), the Series B redeemable convertible preferred stock (the “Series B Preferred”), and the Series C redeemable convertible preferred stock (the “Series C Preferred”), collectively referred to as the “redeemable convertible preferred stock”, are discussed below.

Conversion

Each share of Seed Preferred, Series A Preferred, Series A-1 Preferred, Series A-2 Preferred, Series B Preferred, and Series C Preferred, is initially convertible at the option of the holder into the number of shares of common stock as determined by dividing $0.4400, $1.4425, $1.4795, $1.7772, $8.6573, or $3.4961 respectively (each such series’ “Original Issue Price”), by the then-applicable conversion price on the conversion date (subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization). The redeemable convertible preferred stock also contain an anti-dilution conversion feature under which the respective conversion prices established at the time of each issuance of redeemable convertible preferred stock will be reset to a lower conversion price if and when the Company is to issue additional shares of any class of stock at a price that is lower than the initial conversion price established in each respective issuance of redeemable convertible preferred stock. This form of anti-dilution protection is commonly referred to as “down-round protection.”

The Series B Preferred stock was issued at an original issue price of $8.6573 and had an initial conversion price equal to the Series B issue price (the “Series B Conversion Price”). Given the Series C conversion price is lower than the Series B Conversion Price, the down round price protection feature granted to Series B Preferred stockholders was triggered. The adjusted conversion price for Series B Preferred is $8.627. The remaining series of the existing redeemable convertible preferred stock had a conversion price lower than the Series C conversion price. Therefore, as of December 31, 2019, the conversion price of the remaining series of redeemable convertible preferred stock had not been subject to any adjustments and was equal to the Original Issue Price and therefore converts on a 1:1 basis.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

7.    Common Stock and Redeemable Convertible Preferred Stock (cont.)

Upon the closing of the sale of shares of common stock in an underwritten public offering resulting in at least $50,000 of aggregate net proceeds to the Company, all outstanding shares of redeemable convertible preferred stock will automatically be converted into shares of common stock at the then effective conversion rate. In addition, upon the vote of (a) the holders of a majority of all outstanding shares of redeemable convertible preferred stock, and (b) the holders of a majority of the Series B Preferred then outstanding, all outstanding shares of redeemable convertible preferred stock shall automatically be converted into shares of common stock at the then effective conversion rate.

Liquidation Preference

In the event of a liquidation, dissolution, or winding up of the Company, the holders of each series of Seed Preferred, Series A Preferred, Series A-1 Preferred, Series A-2 Preferred, and Series B Preferred will be entitled to receive, prior to and in preference of holders of common stock, a liquidation preference of up to such series’ Original Issue Price, plus any declared but unpaid dividends for each share of redeemable convertible preferred stock then held. Holders of Series C Preferred will be entitled to receive, prior to and in preference of holders of common stock, a liquidation preference of up to two times the Series C Preferred Original Issue Price.

If there are insufficient funds available to pay the holders of redeemable convertible preferred stock the full amount to which they are entitled, such holders shall share ratably in any distribution of the assets available in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

If there are any available funds or other assets remaining after such payment or distribution to holders of the full preference for the redeemable convertible preferred stock, then all remaining available funds and assets shall be distributed pro rata to the holders of common stock and redeemable convertible preferred stock, calculated on an as-converted to common stock basis.

If the aggregate amount which a holder of redeemable convertible preferred stock is entitled to receive pursuant to the above liquidation preference and participation exceeds two times the applicable Original Issue Price (subject to adjustments made for share splits, share subdivisions, share combinations and the like), then each such holder shall be entitled to the greater of (i) two times the applicable Original Issue Price and (ii) the amount such holder would have received if all shares of such series of redeemable convertible preferred stock held by it had been converted into common stock immediately prior to such liquidation, dissolution or winding up of the Company.

Dividends

In preference of and prior to any payment of any dividend on common stock, holders of redeemable convertible preferred stock shall be entitled to receive, when, as, and if declared by the Board, out of any assets at the time legally available therefore noncumulative cash dividends in amounts equal to the greater of (i) $0.0264, $0.0866, $0.0888, $0.1066, $0.5194, and $0.2098 per annum on each outstanding share of Seed Preferred, Series A Preferred, Series A-1 Preferred, Series A-2 Preferred, Series B Preferred, and Series C, respectively, (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like), or (ii) the dividend payable on each share of such series, calculated on an as-converted to common stock basis as if all shares of such series had been converted into common stock. To date, no dividends have been declared or paid by the Company.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

7.    Common Stock and Redeemable Convertible Preferred Stock (cont.)

Voting

Except as otherwise expressly provided in the Certificate of Incorporation or as required by applicable law, the holders of redeemable convertible preferred stock and common stock vote together and not as separate classes on all matters. Each holder of redeemable convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the holder’s shares of redeemable convertible preferred stock are convertible at the time of such vote. Each holder of shares of common stock shall be entitled to one vote for each share held.

Subject to adjustments made for share splits, share subdivisions, share combinations and the like, so long as at least: (i) 4,562,500 shares of Seed Preferred remain outstanding, such holders, acting as a separate class, are entitled to elect four members of the Board; (ii) 2,945,914 shares of A Group Preferred remain outstanding, such holders, acting as a separate class, are entitled to elect one member of the Board; (iii) 2,310,189 shares of Series B Preferred remain outstanding, such holders, acting as a separate class, are entitled to elect one member of the Board. (iv) 90,000 shares of Series C Preferred remain outstanding, such holders, acting as a separate class, are entitled to elect one member of the Board. The holders of the shares of common stock, acting as a separate class, are entitled to elect one member of the Board.

Redemption

The redeemable convertible preferred stock is not redeemable, in whole or in part, at the option of the holder thereof, except pursuant to the provisions of the Company’s certificate of incorporation governing the redemption of redeemable convertible preferred stock following an asset sale.

The redeemable convertible preferred stock contain provisions that, in the event of a change in the control of the Company, would give the holders of the redeemable convertible preferred stock liquidation rights equal to the liquidation preference on the redeemable convertible preferred stock. Due to these redemption characteristics, the redeemable convertible preferred stock have been presented separate and apart from permanent stockholders’ deficit in the consolidated balance sheets.

The Company recognizes changes in the redemption value of the redeemable convertible preferred stock when a deemed liquidation event becomes probable. Any adjustment to the carrying amount of the applicable class of redeemable convertible preferred stock is recorded as a deemed dividend from additional paid-in-capital or an adjustment of the accumulated deficit to equal the redemption value at the end of each reporting period. The shares of redeemable convertible preferred stock have not been accreted as of December 31, 2019 as a deemed liquidation event is not probable of occurring.

Warrants

The Company periodically issues common and redeemable convertible preferred stock warrants (collectively, “warrants”) in connection with debt and equity financing transactions as well as in exchange for certain services. Warrants are typically granted with a contractual term ranging between 5 and 10 years. The exercise price and other terms of the instrument are determined by the Board. See Note 3 for assumptions utilized to estimate the fair value of redeemable convertible preferred stock warrants. The fair value of warrants to purchase common stock granted in 2019 is estimated on the date of grant using the Black-Scholes option pricing model using a risk-free rate of 1.75%, an expected term of 5 years, a dividend yield of 0%, and estimated volatility of 60%. The fair value of warrants to purchase common stock granted in 2018 is estimated on the date of grant using the Black-Scholes option pricing model using a risk-free rate of 2.7%, an expected term of 10 years, a dividend yield of 0%, and estimated volatility of 60%.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

7.    Common Stock and Redeemable Convertible Preferred Stock (cont.)

Detail related to warrant activity for the year ended December 31, 2019, is as follows:

	Redeemable Convertible Preferred Stock		Common Stock
	Number of Warrants	Weighted- Average Exercise Price	Number of Warrants	Weighted- Average Exercise Price
Balances as of January 1, 2019	316,207	$6.93	3,865,980	$0.97
Warrants granted	2,019,920	1.98	593,897	0.83
Warrants exercised	—	—	—	—
Warrants cancelled	(281,554)	6.93	—	—
Balances as of December 31, 2019	2,054,573	$2.06	4,459,877	$0.95

The number of redeemable convertible preferred stock warrants as of December 31, 2019 on an ‘as-converted basis’ totaled 2,055,208.

Detail related to warrant activity for the year ended December 31, 2018, is as follows:

	Redeemable Convertible Preferred Stock		Common Stock
	Number of Warrants	Weighted- Average Exercise Price	Number of Warrants	Weighted- Average Exercise Price
Balances as of January 1, 2018	124,173	$6.93	—	$—
Warrants granted	228,130	6.93	3,865,980	0.97
Warrants exercised	—	—	—	—
Warrants cancelled	(36,096)	6.93	—	—
Balances as of December 31, 2018	316,207	$6.93	3,865,980	$0.97

The weighted-average remaining contractual term for outstanding warrants to purchase redeemable convertible preferred stock and common stock is 5.00 and 7.64 years at December 31, 2019 and 2018, respectively.

8.    Stock-Based Compensation

Under the Company’s 2012 Equity Incentive Plan (the “Equity Plan”), employees, directors and consultants of the Company (“Service Providers”), are eligible for grants of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards (“RSA”) and restricted stock units (“RSU”), collectively referred to as “Awards”.

Stock-based compensation consists of expense related to (1) equity awards in the normal course and (2) in 2019, a secondary market transaction as described below:

	2019	2018
Secondary market transaction	$33,232	$—
Employee awards	2,740	2,537
Total operating expenses	$35,972	$2,537

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

8.    Stock-Based Compensation (cont.)

2019 Secondary Stock Transactions

In May 2019, the Company’s CEO and Founder purchased a total of 16,091,277 shares of redeemable convertible preferred stock from an existing investor for an aggregate purchase price of $4,023 ($0.25 per share). The Company determined that the purchase price was below fair value of such shares and as result recorded compensation expense of $33,232 in general and administrative expense for the difference between the purchase price and fair value.

In July 2019, the Company’s CEO and Founder subsequently sold 1,920,000 shares of redeemable convertible preferred stock as an incentive to eleven executives of the Company at the same price at which the shares were initially acquired in the May 2019 transaction, which represents a $2,553 discount to fair value. The Company has the right to repurchase such shares if certain service vesting conditions and performance conditions are not met. As the performance vesting conditions were not considered probable of being met during 2019, no compensation expense has been recorded in 2019 related to these awards.

2012 Equity Incentive Plan

The Equity Plan is administered by either the Board or a committee of the Board (the “Administrator”), which, among other powers, has the authority to select the Service Providers to receive Awards, determine the number of shares to be covered by each Award, approve the form of Award agreements and the terms and conditions of any Award, and determine in good faith the fair market value of the common stock underlying the Awards.

The maximum aggregate number of shares of common stock that may be granted under the Equity Plan as of December 31, 2019 was 24,980,141. The terms of the Equity Plan require the Company to reserve and keep available such number of shares as will be sufficient to satisfy the requirements of the Equity Plan. At December 31, 2019, there were 15,813,763 options outstanding and 5,642,381 shares available for issuance under the Equity Plan.

Unless determined otherwise by the Administrator, Awards may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the Service Providers, only by the Service Providers.

Stock-Based Compensation

Options granted under the Equity Plan to employees typically vest 25% of the shares one year after the options’ vesting commencement date and the remainder ratably on a monthly basis over the following three years. Other vesting terms are permitted and are determined by the Board. Options have a term of no more than ten years from the date of grant and vested options are generally cancelled three months after termination of employment.

Detail related to stock option activity for the year ended December 31, 2019 is as follows:

	Number of Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value(1)
Balances as of January 1, 2019	16,336,152	$1.07
Options granted	2,113,110	0.83
Options exercised	(159,613)	0.65
Options forfeited	(1,841,385)	1.03
Options expired	(634,501)	1.04
Balances as of December 31, 2019	15,813,763	$1.04	7.3	$277
Exercisable at December 31, 2019	11,606,462	$1.06	6.7	$277

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

8.    Stock-Based Compensation (cont.)

Detail related to stock option activity for the year ended December 31, 2018 is as follows:

	Number of Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value(1)
Balances as of January 1, 2018	11,014,809	$0.93
Options granted	10,213,590	1.19
Options exercised	(231,102)	0.34
Options forfeited	(4,436,905)	1.03
Options expired	(224,240)	1.12
Balances as of December 31, 2018	16,336,152	$1.07	8.4	$345
Exercisable at December 31, 2018	10,139,530	$1.06	7.9	$345

____________

(1)      The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock of $0.64 and $0.83 as of December 31, 2019 and 2018, respectively

The fair value of each employee stock option granted during the years ended December 31, 2019 and 2018, were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2019	2018
Risk-free interest rate	1.6 – 1.9%	2.7 – 3.1%
Expected term (years)	3 – 6	5 – 6
Dividend yield	—	—
Volatility	46 – 51%	49 – 55%

The risk-free interest rate used in the Black-Scholes option-pricing model is based on the implied yield currently available in the U.S. Treasury securities at maturity with an equivalent term. The average expected term for options granted to employees is estimated using the simplified method. The Company has not declared or paid any dividends through December 31, 2019, and does not currently expect to do so in the future. The Company bases its estimate of expected volatility on the historical volatility of comparable companies from a representative peer group selected based on industry, financial, and market capitalization data. The Company uses the average expected volatility rates reported by the comparable group for an expected term that approximated the expected term estimated by the Company.

The estimated weighted-average grant date fair value of options granted to employees during the years ended December 31, 2019 and 2018, was $0.40 per share and $0.52 per share. The fair value of stock options that vested during the years ended December 31, 2019 and 2018, was $1,779 and $2,473, respectively.

The total amount of unrecognized compensation cost for options and restricted stock awards granted to employees and nonemployees as of December 31, 2019, is approximately $3,641 and is expected to be recognized over a weighted-average period of 1.3 years.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

8.    Stock-Based Compensation (cont.)

The following table summarizes the activity of restricted stock awards for the years ended December 31, 2018 and 2019:

Number of Restricted Stock Awards
Balances as of January 1, 2018	2,270,058
Shares granted	250,000
Shares vested	(794,068)
Balances as of January 1, 2019	1,725,990
Shares granted	578,658
Shares vested	(1,099,580)
Shares forfeited	(200,001)
Balances as of December 31, 2019	1,005,067

9.    Income Taxes

The components of the income tax (benefit) provision are as follows:

	2019	2018
Current:
Federal	$—	$—
State	67	(25)
Total current	67	(25)
Deferred
Federal	21	(471)
State	8	(62)
Total deferred	29	(533)
Provision for income taxes	$96	$(558)

The tax effects of cumulative temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below. The valuation allowance relates to deferred tax assets for which it is more likely than not that the tax benefit will not be realized.

	December 31, 2019	December 31, 2018
Deferred tax assets
Accrued expenses	$2,343	$793
Deferred revenue	2,066	1,043
Property and equipment	176	108
Intangibles	826	—
Goodwill	1,391	1,424
Other	8	—
Net operating losses	40,815	31,627
Disallowed interest	2,159	802
Valuation allowance	(48,499)	(34,432)
Total deferred tax assets	1,285	1,365
Deferred tax liabilities
Internally developed software	(1,319)	(1,287)
Intangible assets	—	(83)
Total deferred tax liabilities	(1,319)	(1,370)
Net deferred tax assets (liabilities)	$(34)	$(5)

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

9.    Income Taxes (cont.)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes and the tax effect of the tax loss and credit carryforwards. The Company has recorded a valuation allowance due to the uncertainty surrounding the ultimate realizability or recoverability of such assets. Management evaluates the recoverability of the net deferred tax asset and the amount of the valuation allowance. At such time as it is determined that it is more likely than not the deferred tax assets are realizable, the valuation allowance will be reduced. The valuation allowance increased by approximately $14,100 for the year ended December 31, 2019 from $34,400 to $48,500.

As of December 31, 2019 and 2018, the Company had net operating loss carryforwards for federal tax purposes of approximately $173,500 and $135,300 and $68,600 and $38,400 for state income tax purposes, which may be used to offset future taxable income. The net operating loss carryforwards for federal tax purposes will begin to expire in 2031 and the net operating loss carryforwards for state tax purposes will begin to expire in 2021. The net operating losses with an unlimited carryforward period is $70,700 for federal tax purposes and $8,100 for state tax purposes. Utilization of net operating loss and tax credit carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended, in the event of a change in the Company’s ownership, as defined in current income tax regulations.

A reconciliation of the income tax (benefit) provision to the amounts computed by applying the statutory federal income tax rate to earnings before income taxes is shown as follows:

	2019	2018
Tax computed at federal statutory rate	$(21,677)	$(10,600)
State tax, net of federal tax benefit	(1,475)	(1,193)
Other	515	417
Loss on dispositions	1,049	—
Compensation	6,507	814
Debt transactions	2,145	120
Enacted tax rate changes	(119)	(13)
Return to provision	(991)	220
Valuation allowance	14,142	9,677
Total provision (benefit) for income taxes	$96	$(558)

The U.S. federal statutory tax rate is 21%, while the Company’s effective tax rate for 2019 was -0.1% and 2018 was 1.1%. The difference is due primarily to the tax benefit of pre-tax book losses being offset by a valuation allowance.

The Company files a federal and several state tax returns and currently has no years under examination. The Company is subject to income tax examinations by federal and various state tax authorities for years beginning in 2016 and 2015, based on the respective statutes of limitations. Further, to the extent allowed by law, the taxing authorities may have the right to examine prior originating periods due to the existence of net operating loss and tax credit carryforwards in the years that they are utilized.

The Company had no unrecognized uncertain tax positions as of December 31, 2019 and 2018.

10.    401(k) Savings Plan

Effective November 1, 2014, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all domestic employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board. As of December 31, 2019, the Company had not made contributions to the plan since its inception.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

11.    Business Combinations and Disposals

During 2019 and 2018, the Company completed several business combination transactions. The purpose of each of the acquisitions were to expand the scope and nature of the Company’s product and service offerings, obtain new customer acquisition channels, add additional team members with important skillsets, and realize synergies. The aggregate transaction costs associated with these transactions were $123 and $232 during 2019 and 2018, respectively, and are included in general and administrative expenses on the consolidated statements of operations. The results of operations for each acquisition are included in the Company’s consolidated financial statements from the date of acquisition onwards.

2019 Acquisitions

The Company acquired a business that connects new homebuyers to utility companies, for aggregate consideration of $479 which included definite-lived intangible assets of $340, net liabilities of $830 and goodwill of $969. The acquisition was not material to the consolidated financial statements.

2018 Acquisitions

Serviz.com, Inc. (“Serviz”) Acquisition

On July 20, 2018, the Company acquired Serviz, a business that provides home project services. With the acquisition, the Company intends to expand the geographic footprint of the Serviz solution and integrate elements of the Serviz platform into the Company’s current platform.

A summary of the acquisition-date fair value of the purchase price is as follows:

Cash paid	$83
Seller promissory notes	1,265
Total consideration	$1,348

The following table summarizes the fair value of the assets acquired as of the date of acquisition:

	Fair Value	Estimated Useful Life
Accounts receivable	$207
Other assets	36
Intangible assets:
Acquired technology	846	3 years
Customer relationships	150	2 years
Trade name and trademarks	109	5 years
Net assets acquired	$1,348

The weighted-average amortization period for the acquired intangible assets is 3.1 years.

The fair value of acquired technology was estimated using cost approach. The Company estimated the costs to recreate technology including the developer’s time, developer’s profit and opportunity cost. The fair value of trade name and trademarks was estimated through the income approach using the relief from royalty methodology. The Company derived the hypothetical royalty income from the projected revenues of Serviz based on an estimated royalty rate. The fair value of customer relationships was estimated using a cost approach. The Company estimated the cost to reacquire the professional network.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

11.    Business Combinations and Disposals (cont.)

The revenue and net loss of Serviz included in the Company’s consolidated statements of operations since July 20, 2018, the date of the acquisition, through December 31, 2018 are $4,196 and $2,476, respectively.

Hire a Helper, LLC Acquisition

On November 1, 2018, the Company acquired Hire a Helper, LLC (“HaH”), a business that owns and operates a service which connects homeowners with professional moving services. With the acquisition, the Company intends to enter the moving space which is a complimentary vertical to the Company’s current business. The consideration paid includes contingent consideration of up to $4,000 and relates to certain milestones for the HaH business related to gross profit, earnings before income taxes, depreciation, and amortization, over the four year period after the acquisition. The discounted fair value of the contingent consideration is estimated to be $400 using a discount rate of 12.6% and a probability-weighted analysis.

A summary of the acquisition-date fair value of the purchase price is as follows:

Cash paid	$2,013
Seller term notes	934
Seller convertible notes	7,240
Contingent consideration	400
Fair value of shares issued at closing	358
Total consideration	$10,945

The following table summarizes the fair value of the assets acquired and liabilities assumed as of the date of acquisition:

	Fair Value	Estimated Useful Life
Accounts receivable	$232
Other assets	48
Goodwill	7,733
Intangible assets:
Acquired technology	2,600	3 years
Trade name and trademarks	1,200	5 years
Customer relationships	100	1 year
Accrued liabilities	(968)
Net assets acquired	$10,945

The weighted-average amortization period for the acquired intangible assets is 3.6 years.

The fair value of acquired technology was estimated using cost approach. The Company estimated the costs to recreate technology including the developer’s time, developer’s profit and opportunity cost. The fair value of trade name and trademarks was estimated through the income approach using the relief from royalty methodology. The Company derived the hypothetical royalty income from the projected revenues of HaH based on an estimated royalty rate. The fair value of customer relationships was estimated using a cost approach. The Company estimated the cost to reacquire the professional network.

The excess of the purchase price over the net identified tangible and intangible assets of $7,733 has been recorded as goodwill, which includes synergies expected from including HaH’s complimentary business vertical into the Company’s existing business. The goodwill is expected to be deductible for tax purposes. Revenue and net loss from the HaH acquisition included in the Company’s consolidated statements of operations since November 1, 2018, the date of the acquisition, through December 31, 2018 are $887 and $711, respectively.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

11.    Business Combinations and Disposals (cont.)

Unaudited Pro Forma Consolidated Financial Information

The following table summarizes the estimated unaudited pro forma consolidated financial information of the Company as if the Serviz and HaH acquisitions had occurred on January 1, 2018:

December 31, 2018
Revenue	$67,112
Net loss	$60,169

The estimated unaudited pro forma information includes adjustments to amortization for intangible assets acquired and interest expense and amortization of debt discount and issuance costs associated with the seller term notes and convertible notes.

Other Acquisitions and Divestitures

The Company acquired two other companies during 2018 for aggregate consideration of $4,398 and included definite-lived intangible assets of $2,341 and goodwill of $3,903. These acquisitions were not material to the consolidated financial statements as a whole.

Included in these acquisitions was American Defense Systems (“ADS”) which was disposed of in the second quarter of 2019. As a part of the transaction, the Company received 50,000 shares of Porch’s common stock. The Company recorded a $4,507 loss upon disposal in loss on divestiture of businesses in the consolidated statements of operations for the year ended December 31, 2019. The pre-tax loss of ADS included in the Company’s consolidated statement of operations for the years ended December 31, 2018 and December 31, 2019 was $437 and $623, respectively.

Bolster Disposal

In the fourth quarter of 2019, the Company disposed of 51% of its 100% ownership of Bolster.us, Inc. (“Bolster”) in exchange for $26. The agreement included a repurchase option for a portion of the shares disposed of. Concurrently with the execution of the disposal, the Company made a loan to Bolster of $100 to fund working capital. The Company recorded a $487 loss upon disposal in loss on divestiture of businesses in the consolidated statements of operations for the year ended December 31, 2019.

The pre-tax loss of Bolster included in the Company’s consolidated statements of operations for the years ended December 31, 2019 and December 31, 2018 was $1,546 and $1,530 respectively.

12.    Commitments and Contingencies

Leases

The Company leases its facilities under non-cancelable operating leases, some of which contain rent holidays and escalation provisions. In June 2016, the Company entered into an agreement to sublease the first floor of its headquarters with an original expiration of November 2018. In April 2018, the Company entered into an agreement to extend the sublease term to November 2020 and expand the subleased premises to include the fourth floor of its headquarters.

Rent expense is recognized on the straight-line method over the term of the lease. The difference between rent expense (which includes the impact of rent holidays and escalation provisions) and rent paid is recorded as deferred rent, the current portion of which is included in other current liabilities and the long-term portion in other liabilities in the Company’s consolidated balance sheets.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

12.    Commitments and Contingencies (cont.)

Minimum commitments under noncancelable operating lease agreements, net of sublease income, as of December 31, 2019, are as follows:

	Gross Lease Payments	Sublease Receipts	Net Lease Payments
2020	$2,278	$1,576	$702
2021	518	—	518
2022	525	—	525
2023	413	—	413
2024	73	—	73
Thereafter	—	—	—
	$3,807	$1,576	$2,231

Rent expense was approximately $1,800 and $1,500 during the years ended December 31, 2019 and 2018, respectively.

Purchase Commitments

As of December 31, 2019, the Company had non-cancelable purchase commitments, primarily for data purchases, as follows:

2020	$1,524
2021	424
2022	228
2023	120
2024	—
$2,296

Litigation

From time to time the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

Cases under Telephone Consumer Protection Act

The Company and an acquired entity, GoSmith.com, are subject to over a dozen legal proceedings alleging violations of the automated calling and/or Do Not Call restrictions of the Telephone Consumer Protection Act of 1991 (“TCPA”). Most of these actions have been commenced as mass tort actions by a single plaintiffs’ law firm, requiring the Company to defend against the allegations in a variety of jurisdictions across the country rather than in a consolidated class action. As such, the Company has incurred and will continue to incur significant legal fees. These actions are generally at an early stage in the litigation process. It is not possible to determine the likelihood of an unfavorable outcome of these disputes, although it is reasonably possible that the outcome of these actions may be unfavorable. Further, it is not possible to estimate the range or amount of potential loss (if the outcome should be unfavorable). The Company intends to contest these cases vigorously.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

12.    Commitments and Contingencies (cont.)

Kandela, LLC v Porch.com, Inc.

On May 11, 2020, the owners of Kandela, LLC filed a breach of contract lawsuit against the Company related to the terms and achievement of an earnout agreement related to the acquisition of the Kandela business. This action is at an early stage in the litigation process and we are unable to determine the likelihood of an unfavorable outcome, although it is reasonably possible that the outcome may be unfavorable. The Company is unable to provide an estimate of the range or amount of potential loss (if the outcome should be unfavorable). The Company intends to contest this case vigorously.

13.    Related Parties

In 2019, the CEO and founder of the Company purchased convertible promissory notes with an aggregate original principal balance of $1,000.

In 2019, the Company sold ADS, its security system installation business, to the former owner of such business. See Note 11.

In 2019, the Company entered into an acquisition deferral agreement with the former owner of a business previously acquired by the Company on March 14, 2017. The existing agreement provided for payments of $931 on December 31, 2018, and $232 quarterly from June 14, 2019 through March 14, 2020. The amended payment schedule provides for monthly installments of at least $100, as determined by the agreement, beginning in June 2019 and the balance shall be paid in full by December 31, 2021.

In 2019, convertible promissory notes having an aggregate original principal balance of $16,600 and accrued interest of $641 converted into 2,489,397 shares of Series B redeemable convertible preferred stock and warrants to purchase 149,364 shares of Series B redeemable convertible preferred stock. An existing investor affiliated with a member of the Board participated in this equity conversion and received 751,541 shares of Series B redeemable convertible preferred stock and warrants to purchase 45,092 shares of Series B redeemable convertible preferred stock. See Note 7.

An investor in the Company purchased services from the Company in the amount of $383 during the year ended December 31, 2018. There were no such purchases during the year ended December 31, 2019.

An immediate family member of the Company’s CEO and founder is a partner of a law firm retained by the Company. The Company purchased services from this law firm in the amounts of approximately $862 and $1,700 during the years ended December 31, 2019 and 2018, respectively. The amounts due to this law firm were $2,693 and $1,800 as of December 31, 2019 and 2018, respectively. The law firm received 72,193 shares of Series B Preferred and warrants to purchase 4,332 shares of Series B Preferred in 2018, which reduced the payable due to this firm by $500.

An existing investor affiliated with a member of the Board invested $5,000 in principal in a convertible note financing in July 2018. The note converted into Series B Preferred in January 2019. See Note 7.

The Company issued a 10-year warrant to purchase 2,577,320 shares of common stock to the CEO and founder of the Company in connection with a personal guarantee of the advances made by the Company’s senior secured lender in January 2018. As of December 31, 2018, the personal guarantee had been released.

The Company issued a 10-year warrant to purchase 1,288,660 shares of common stock to an existing investor affiliated with a member of the Board, in connection with the investor’s guarantee of an advance made by the Company’s senior secured lender in February 2018. As of December 31, 2018, the guarantee had been released.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

14.    Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preferred stock to be participating securities. Net loss is attributed to common stockholders and participating securities based on their participation rights. Net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the holders of the redeemable convertible preferred stock do not have a contractual obligation to share in any losses.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of redeemable convertible preferred stock, stock options, restricted stock awards, convertible notes, and warrants. As the Company has reported losses for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

The following table sets forth the computation of the Company’s basic and diluted net loss attributable per share to common stockholders for the years ended December 31, 2019 and 2018:

	2019	2018
Numerator:
Net loss attributable to common stockholders	$(103,319)	$(49,917)

Denominator:
Shares used in computing net loss attributable per share to common stockholders, basic and diluted	21,740,746	19,279,080
Net loss attributable per share to common stockholders:
Basic and diluted	$(4.75)	$(2.59)

The following table discloses securities that could potentially dilute basic net loss per share in the future that were not included in the computation of diluted net loss per share because to do so would have been antidilutive for all periods presented:

	2019	2018
Stock options	15,813,763	16,336,152
Restricted stock awards	1,005,067	1,725,990
Redeemable convertible preferred stock	50,535,838	42,104,419
Convertible notes	3,691,804	4,113,259
Redeemable convertible preferred stock warrants	2,055,208	316,207
Common stock warrants	4,459,877	3,865,980

See Note 6 for additional information regarding convertible notes. See Note 7 for additional information regarding the terms of the redeemable convertible preferred stock and warrants. See Note 8 for additional information regarding stock options.

15.    Subsequent Events

(a)     In January 2020, the Company’s wholly-owned subsidiary and licensed insurance brokerage Elite Insurance Group (“EIG”), began serving customers in the home and auto insurance market.

(b)     In February 2020, the Company borrowed $2,000 from GCF Resources, LLC secured by accounts receivable with a fixed maturity of $2,700 to be repaid in full prior to the end of September 2020. The loan was paid off in monthly installments that totaled $2,700 prior to July 31, 2020.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

15.    Subsequent Events (cont.)

(c)     In February 2020, the Company issued 1,853,254 Series C Preferred Shares and 156,543 common stock warrants in exchange for $5,000 and the conversion of a $1,500 note at a per share price of $3.4961.

(d)     In April 2020, the Company borrowed approximately $8,100 from the United States Small Business Administration (“SBA”) under the Paycheck Protection Plan lending arrangement authorized by Congress in response to novel coronavirus disease (“COVID-19”) pandemic. The Company has used the proceeds from the SBA loan to make payroll payments and cover key expenses such as office rent and utilities. The Company will submit an application for loan forgiveness and may qualify for loan forgiveness.

(e)     In May 2020, the Company sold the net assets of Serviz to Frontdoor, Inc. (“Frontdoor”) for $5,000 in cash. As part of the consideration received, the $3,000 convertible promissory note owed to Frontdoor was cancelled.

(f)     In May 2020, the Company entered into an amendment of the Purchase Agreement with the selling members of Hire-a-Helper, LLC that was acquired in November 2018. Under this amendment, the selling members consented to the divestiture of the assets of Serviz in exchange for modification of the earnout provisions and certain amendments to the terms of $9,000 of promissory notes (“HH Loans”). In July 2020, this agreement was further amended to provide for subordination of the HH Loans to Runway Growth Credit Fund, Inc., a new secured lender in exchange for certain modifications of the loan payment terms.

(g)     In June 2020, the Company entered into a joint marketing agreement with Carbon Foundry, LLC, a company providing inspection software and concurrently obtained a 40 percent ownership in the entity.

(h)     In July 2020, the Company entered into a Loan and Security Agreement with Runway Growth Credit Fund, Inc. (“Runway Loan”) in the amount of $40,000, with two additional co-lenders providing $7,000 in loan proceeds. The co-lenders, Orix Growth Capital, LLC and Midcap Financial Trust, were the Company’s existing senior secured lenders with $37,500 loan outstanding at the time of the refinance. The new loan, which totaled $47,000, was used to pay off the existing $37,500 loan and provide working capital of approximately $8,000 after loan issuance costs and other fees.

(i)      In July 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PTAC. Pursuant to the terms of the Merger Agreement, subject to customary closing conditions of the merger, including shareholder approval, a business combination between PTAC and the Company will be effected through the merger of a subsidiary of PTAC into the Company, with the Company surviving as the surviving company and a wholly-owned subsidiary of PTAC (the “Merger”). Once effective, all equity securities of the Company will be converted into the right to receive the applicable portion of merger consideration pursuant to the terms and subject to the conditions set forth in the Merger Agreement. Under the terms of the Merger Agreement, the aggregate consideration to be paid in the Merger is $471,500, as adjusted in accordance with the terms of the Merger Agreement, and apportioned between cash and Class A Common Stock of PTAC (“PTAC Common Shares”). In addition, PTAC will issue to the stockholders of the Company an aggregate 5,000,000 restricted PTAC Common Shares in the form of an earn out agreement.

(j)      In July 2020, the Company amended a $3,000 convertible promissory note owed to VPI Equity Holdings, LLC that was in default. The amendment provides that the loan plus accrued interest would be repaid upon closing of the Merger or within one year with a premium of $1,000. The warrants issued in conjunction with the original convertible promissory note were also amended to include accrued interest as of the amendment date in the calculation for the number of warrants to be issued. The amended loan was guaranteed by the CEO of the Company with an asset pledge agreement.

Porch.com, Inc. Notes to Consolidated Financial Statements December 31, 2019 and 2018 (all numbers in thousands, except share amounts)

15.    Subsequent Events (cont.)

(k)     In July 2020, the Company amended a $2,500 convertible promissory note owed to Moderne Ventures Fund I, LP that was in default. Under this amendment, the loan plus accrued interest would be repaid upon closing of the Merger or within one year from the issuance date, whichever is earliest, with a premium of two times the outstanding principal and accrued interest.

(l)      In July 2020, the Company entered into convertible loan agreement with Cantor Fitzgerald Securities in the amount of $10,000 with the proceeds of the loan to be received upon completion of the Company’s 2019 financial statement audit. This convertible loan agreement was amended in August 2020, to provide for the funding of $5,000 of the loan into a restricted cash account. Upon completion of the Company’s 2019 financial statement audit, an additional $5,000 of loan proceeds would be received in addition to the release of the $5,000 loan proceeds held in a restricted cash account.

The Company has evaluated subsequent events through September 28, 2020, which is the date these financial statements were available to be issued.

Porch.com, Inc. Unaudited Condensed Consolidated Balance Sheets As of September 30, 2020 and December 31, 2019 (all numbers in thousands, except share amounts)
	September 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$137	$4,179
Accounts receivable, net	5,824	4,710
Prepaid expenses and other current assets	1,012	1,285
Restricted cash	5,000	—
Total current assets	11,973	10,174
Property, equipment, and software, net	4,923	6,658
Goodwill	19,440	18,274
Intangible assets, net	9,494	9,832
Restricted cash, non-current	3,000	3,000
Long-term accounts receivable	1,947	—
Other assets	3,543	530
Total assets	$54,320	$48,468

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$9,587	$4,806
Accrued expenses and other current liabilities	19,628	17,071
Accrued acquisition compensation	8,683	8,624
Deferred revenue	6,096	3,333
Refundable customer deposit	3,288	3,167
Current portion of long-term debt (includes $6,003 and $11,659 at fair value, respectively)	24,100	20,461
Total current liabilities	71,382	57,462
Long-term debt	53,879	40,659
Refundable customer deposit, non-current	701	3,107
Other liabilities	12,240	7,219
Total liabilities	138,202	108,447
Commitments and contingencies (Note 10)
Redeemable convertible preferred stock, $0.01 par value:	162,066	156,274
Authorized shares – 55,858,606 and 55,858,606; Issued and outstanding shares – 52,207,029 and 50,490,991; Aggregate liquidation preference – $200,062 and $187,176
Stockholders’ deficit
Common stock, $0.01 par value:	243	223
Authorized shares – 111,919,066 and 111,919,066; Issued and outstanding shares – 24,325,760 and 22,262,576
Additional paid-in capital	50,831	46,998
Accumulated deficit	(297,022)	(263,474)
Total stockholders’ deficit	(245,948)	(216,253)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$54,320	$48,468

The accompanying notes are an integral part of these financial statements.

Porch.com, Inc. Unaudited Condensed Consolidated Statements of Operations Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)
	Nine Months Ended September 30,
	2020	2019
Revenue	$53,703	$59,253
Operating expenses(1):
Cost of revenue	13,252	16,720
Selling and marketing	30,443	42,653
Product and technology	18,124	22,676
General and administrative	15,539	47,716
Loss (gain) on divestiture of businesses	(1,442)	4,508
Total operating expenses	75,916	134,273
Operating loss	(22,213)	(75,020)
Other expense:
Interest expense	(10,329)	(4,801)
Other expense, net	(973)	(2,964)
Total other expense	(11,302)	(7,765)
Loss before income taxes	(33,515)	(82,785)
Income tax expense	33	54
Net loss	$(33,548)	$(82,839)

Net loss attributable per share to common stockholders:
Basic	$(1.44)	$(3.84)
Diluted	$(1.44)	$(3.84)

Weighted-average shares used in computing net loss attributable per share to common stockholders:
Basic	23,228,545	21,557,292
Diluted	23,228,545	21,557,292

____________

(1)      Amounts include stock-based compensation expense, as follows:

	Nine Months Ended September 30,
	2020	2019
Cost of revenue	$1	$7
Selling and marketing	186	424
Product and technology	619	567
General and administrative	735	34,495
	$1,541	$35,493

The accompanying notes are an integral part of these financial statements.

Porch.com, Inc.
Unaudited Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Nine Months Ended September 30, 2020 and 2019
(all numbers in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of December 31, 2018	42,104,419	$119,000	20,475,883	$205	$10,615	$(160,662)	$(149,842)
Cumulative effect of a change in accounting principle	—	—	—	—	—	507	507
Net loss	—	—	—	—	—	(82,839)	(82,839)
Stock-based compensation	—	—	—	—	35,493	—	35,493
Issuance of Series B and Series C redeemable convertible preferred stock	2,489,397	17,035	—	—	—	—	—
Issuance of common stock for acquisitions	—	—	577,500	6	473	—	479
Adjustment to purchase price consideration	—	—	—	—	(290)	—	(290)
Vesting of restricted stock awards issued for acquisitions	—	—	1,068,397	11	(11)	—	—
Proceeds from issuance of redeemable convertible preferred stock warrants	—	—	—	—	4	—	4
Exercise of stock options	—	—	137,057	1	83	—	84
Shares repurchased	—	—	(50,000)	(1)	(41)	—	(42)
Balances as of September 30, 2019	44,593,816	$136,035	22,208,837	$222	$46,326	$(242,994)	$(196,446)
Balances as of December 31, 2019	50,490,991	$156,274	22,262,576	$223	$46,998	$(263,474)	$(216,253)
Net loss	—	—	—	—	—	(33,548)	(33,548)
Stock-based compensation	—	—	—	—	1,541	—	1,541
Issuance of Series C redeemable convertible preferred stock	1,452,950	4,836	—	—	—	—	—
Conversion of convertible notes to Series C redeemable convertible preferred stock	423,088	1,436	—	—	—	—	—
Repurchase of redeemable convertible preferred stock	(160,000)	(480)	—	—	—	—	—
Issuance of common stock for acquisitions	—	—	869,500	8	1,821	—	1,829
Issuance of common stock warrants	—	—	—	—	44	—	44
Vesting of restricted stock awards issued for acquisitions	—	—	1,005,068	10	(10)	—	—
Shareholder contribution	—	—	—	—	300	—	300
Exercise of stock options	—	—	188,616	2	137	—	139
Balances as of September 30, 2020	52,207,029	$162,066	24,325,760	$243	$50,831	$(297,022)	$(245,948)

The accompanying notes are an integral part of these financial statements.

Porch.com, Inc. Unaudited Condensed Consolidated Statements of Cash Flows Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands)
	Nine Months Ended September 30,
	2020	2019
Cash flows from operating activities:
Net loss	$(33,548)	$(82,839)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	5,021	5,385
Loss on sale and impairment of long-lived assets	807	509
Gain on extinguishment of debt	(1,077)	—
Loss on remeasurement of debt	924	3,034
Loss (gain) on divestiture of businesses	(1,442)	4,508
Loss (gain) on remeasurement of warrants	1,214	(41)
Loss on remeasurement of contingent consideration	1,500	—
Stock-based compensation	1,541	35,493
Interest expense (non-cash)	4,899	1,416
Other	106	311
Change in operating assets and liabilities, net of acquisitions and divestitures
Accounts receivable	(1,056)	(2,538)
Prepaid expenses and other current assets	208	405
Long-term accounts receivable	(1,947)	—
Accounts payable	3,723	2,555
Accrued expenses and other current liabilities	1,575	4,864
Deferred revenue	3,109	(66)
Refundable customer deposits	(2,641)	—
Other	69	123
Net cash used in operating activities	(17,015)	(26,881)
Cash flows from investing activities:
Purchases of property and equipment	(121)	(409)
Capitalized internal use software development costs	(2,113)	(3,291)
Divestiture of businesses, net of cash disposed	—	(765)
Acquisitions, net of cash acquired	(1,618)	116
Net cash used in investing activities	(3,852)	(4,349)
Cash flows from financing activities:
Proceeds from debt issuance, net of fees	61,190	27,885
Repayments of principal and related fees	(42,858)	(169)
Proceeds from issuance of redeemable convertible preferred stock, net of fees	4,714	—
Deferred offering costs	(1,255)	—
Repurchase of stock	(42)	—
Proceeds from exercises of stock options and warrants	76	88
Net cash provided by financing activities	21,825	27,804
Change in cash, cash equivalents, and restricted cash	$958	$(3,426)
Cash, cash equivalents, and restricted cash, beginning of period	$7,179	$7,236
Cash, cash equivalents, and restricted cash end of period	$8,137	$3,810

Supplemental disclosures
Conversion of debt to redeemable convertible preferred stock (non-cash)	$1,436	$17,035
Debt discount for warrants issued (non-cash)	$1,215	$508
Cash paid for interest	$4,344	$2,552
Non-cash consideration for acquisitions	$1,829	$479
Cancelation of a convertible promissory note on divestiture of a business	$2,724	$—
Capital contribution from a shareholder	$300	$—
Proceeds receivable from stock option exercises	$63	$—

The accompanying notes are an integral part of these financial statements.

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Porch.com, Inc. (“Porch” or the “Company”) is a vertical software platform for the home, providing software and services to home services companies, such as home inspectors, insurance carriers, moving companies, utility companies, warranty companies, and others. Porch helps these service providers grow their business and improve their customer experience. In exchange for the use of the software, these companies connect their homebuyers to Porch, who in turn makes the moving process easier, helping consumers save time and make better decisions about critical services, including insurance, moving, security, TV/internet, home repair and improvement, and more. While some customers pay Porch typical software-as-a-service (“SaaS”) fees, the majority of Porch’s revenue comes from business-to-business-to-consumer (“B2B2C”) transaction revenues, with service providers such as insurance carriers or TV/internet companies paying Porch for new customer sign-ups.

In July 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PropTech Acquisition Corporation (“PTAC”). Pursuant to the terms of the Merger Agreement, subject to customary closing conditions of the merger, including shareholder approval, a business combination between PTAC and the Company will be effected through the merger of a subsidiary of PTAC into the Company, with the Company surviving as the surviving company and a wholly-owned subsidiary of PTAC (the “Merger”). Once effective, all equity securities of the Company will be converted into the right to receive the applicable portion of merger consideration pursuant to the terms and subject to the conditions set forth in the Merger Agreement. Under the terms of the Merger Agreement, the aggregate consideration to be paid in the Merger is $471,500, as adjusted in accordance with the terms of the Merger Agreement, and apportioned between cash and Class A Common Stock of PTAC (“PTAC Common Shares”). In addition, PTAC will issue to the stockholders of the Company an aggregate 5,000,000 restricted PTAC Common Shares in the form of an earnout agreement.

Liquidity and Capital Resources

The Company has incurred losses since its inception, has a working capital deficit of $59,409, and has an accumulated deficit at September 30, 2020 of $297,022. As of September 30, 2020, the Company had an aggregate of $79,188 of principal outstanding on term loans and promissory notes. During the nine months ended September 30, 2020, the Company received $8,139 from the US Government under the Paycheck Protection Plan Loan, refinanced the existing $40,000 term loans and received additional proceeds of $7,000 from term loans and $5,000 from Cantor Fitzgerald Securities (see Note 6). In October 2020, the Company received an additional $5,000 from Cantor Fitzgerald Securities. The Company has used debt proceeds principally to fund general operations and acquisitions.

The Company’s plan is to seek additional funding through the completion of a reverse merger with PTAC, per the terms of a definitive merger agreement entered into on July 30, 2020. At this time, the Company is focused on completing the reverse merger with PTAC, which is subject to approval of the shareholders of both companies, regulatory approval from the Securities and Exchange Commission and other customary closing conditions, and is limited in its efforts to raise additional capital from secondary sources. If the Company is unable to complete the reverse merger with PTAC, the Company would have to pursue a secondary course of action to seek additional capital through other debt and equity financings

If the Company is unable to raise sufficient additional capital, through future debt or equity financings or through strategic and collaborative ventures with third parties, the Company will not have sufficient cash flows and liquidity to fund its planned business operations for the year following the date the unaudited condensed financial statements were available to be issued, as of November 16, 2020. There can be no assurances that the Company will be able to complete the reverse merger, or that in the event that the reverse merger does not take place, the Company will be able to secure alternate forms of financing at terms that are acceptable to the Company, if at all. In that event, the Company might be forced to limit many of its business plans and consider other means of creating value for its stockholders. Based on the factors described above, and after considering management’s plans, there is substantial

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

1. Description of Business and Summary of Significant Accounting Policies (cont.)

doubt about the Company’s ability to continue as a going concern within one year from the date the unaudited condensed financial statements were available to be issued. The accompanying unaudited condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

COVID-19 Update

In March 2020, the World Health Organization declared a pandemic related to the global novel coronavirus disease 2019 (“COVID-19”) outbreak. The COVID-19 pandemic has adversely affected Porch’s business operations, which has impacted revenue in the first nine months of 2020. In response to the COVID-19 outbreak and government-imposed measures to control its spread, Porch’s ability to conduct ordinary course business activities has been and may continue to be impaired for an indefinite period of time. The extent of the impact of the COVID-19 pandemic on Porch’s operational and financial performance will depend on various future developments, including the duration and spread of the outbreak and impact on the Company’s customers, suppliers, and employees, all of which is uncertain at this time. Porch expects the COVID-19 pandemic to adversely impact revenue and results of operations, but Porch is unable to predict at this time the size and duration of this adverse impact. At the same time, Porch is observing a recovery in home sales, and with them, home inspections and related services.

Unaudited Interim Financial Statements

The accompanying condensed interim consolidated financial statements include the accounts of Porch and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) have been condensed or omitted pursuant to such rules and regulations. The information as of December 31, 2019 included in the unaudited condensed consolidated balance sheets was derived from the Company’s audited consolidated financial statements. These unaudited condensed consolidated financial statements included in this prospectus were prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments (all of which are considered of a normal recurring nature) considered necessary to present fairly the Company’s financial position, results of operations and cash flows for the periods and dates presented. The results of operations for the nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

These unaudited condensed consolidated financial statements and notes should be read in conjunction with the Company’s audited consolidated financial statements and related notes included elsewhere in this prospectus.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. These estimates and assumptions include, but are not limited to, estimated variable consideration for services performed, the allowance for doubtful accounts, depreciable lives for property and equipment, acquired intangible assets, goodwill, the valuation allowance on deferred tax assets, assumptions used in stock-based compensation, and estimates of fair value of warrants, debt, contingent consideration, and common stock. Actual results could differ materially from those estimates and assumptions, and those differences could be material to the consolidated financial statements.

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

1. Description of Business and Summary of Significant Accounting Policies (cont.)

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. Investments in equity of unconsolidated affiliates, over which the Company has significant influence, but not control, over the financial and operating policies, are accounted for primarily using the equity method. For investments accounted for under the equity method of accounting, the Company’s share of income (losses) is included in other expense, net in the unaudited condensed consolidated statements of operations. These investments are immaterial to the Company’s unaudited condensed consolidated financial statements.

Segment Reporting

The Company operates in a single segment. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Company has determined that its Chief Executive Officer is the CODM. To date, the Company’s CODM has made such decisions and assessed performance at the Company level.

All the Company’s revenue is generated in the United States.

As of September 30, 2020 and December 31, 2019, the Company did not have assets located outside of the United States.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company maintains cash balances that may exceed the insured limits by the Federal Deposit Insurance Corporation.

Restricted cash as of September 30, 2020 and December 31, 2019 includes a $3,000 minimum cash balance required by the Company’s senior secured lender and is classified in noncurrent assets. As of September 30, 2020, the restricted cash balance in current assets includes $5,000 of loan proceeds related to the convertible loan agreement with Cantor Fitzgerald Securities (see Note 6) which was released in October 2020.

Deferred Offering Costs

Deferred offering costs consist of fees and expenses incurred in connection with the anticipated Merger Agreement, including the legal, accounting, printing and other related costs. Deferred offering costs of $3,227 are capitalized and recorded in other assets within noncurrent assets on the unaudited condensed consolidated balance sheet as of September 30, 2020.

Fair Value of Financial Instruments

The Company’s assets and liabilities which require fair value measurement on a recurring basis consist of contingent consideration, redeemable convertible preferred stock warrants and convertible notes recorded at fair value.

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

1. Description of Business and Summary of Significant Accounting Policies (cont.)

Fair value principles require disclosures regarding the manner in which fair value is determined for assets and liabilities and establishes a three-tiered fair value hierarchy into which these assets and liabilities must be grouped, based upon significant levels of inputs as follows:

Level 1	Observable inputs, such as quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date;
Level 2

Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Management’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

Revenue from Contracts with Customers

The Company primarily generates revenue from (1) fees received for connecting homeowners to customers in the Company’s referral network, which consists of individual contractors, small businesses, insurance carriers, and large enterprises, (2) fees received for providing home project and moving services directly to homeowners, and (3) fees received for providing subscription access to the Company’s inspection software platform. Revenue is recognized when control of the promised services or goods is transferred to the Company’s customers and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services or goods.

The Company determines revenue recognition through the following five-step framework:

•        Identification of the contract, or contracts, with a customer;

•        Identification of the performance obligations in the contract;

•        Determination of the transaction price;

•        Allocation of the transaction price to the performance obligations in the contract; and

•        Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company identifies performance obligations in its contracts with customers, which primarily include delivery of homeowner leads or sale of insurance policies (Referral Network Revenue), performance of home project and moving services (Managed Services Revenue), and providing access to the Company’s software platforms (Software Subscription Revenue). The transaction price is determined based on the amount which the Company expects to be entitled to in exchange for providing the promised services to the customer. The transaction price in the contract is allocated to each distinct performance obligation on a relative standalone selling price basis. Revenue is recognized when performance obligations are satisfied.

Contract payment terms vary from due upon receipt to net 30 days. Collectability is assessed based on a number of factors including collection history and creditworthiness of the customer. If collectability of substantially all consideration to which the Company is entitled under the contract is determined to be not probable, revenue is not recorded until collectability becomes probable at a later date.

Revenue is recorded based on the transaction price excluding amounts collected on behalf of third parties, such as sales taxes collected and remitted to governmental authorities.

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

1. Description of Business and Summary of Significant Accounting Policies (cont.)

Referral Network Revenue

In the Referral Network Revenue stream, the Company connects third party service providers (“Service Providers”) with homeowners that meet predefined criteria and may be looking for relevant services. Service Providers include a variety of service providers throughout a homeowner’s lifecycle, including plumbers, electricians, roofers, as well as movers, TV/Internet, warranty, insurance carriers, and security monitoring providers. The Company also sells home and auto insurance policies for insurance carriers.

Revenue is recognized at a point in time upon delivery of a lead to the Service Provider, at which point the Company’s performance obligation has been satisfied. The transaction price is generally either a fixed price per qualifying lead or based on a percentage of the revenue the Service Provider ultimately generates through the homeowner lead. For arrangements in which the amount the Company is entitled to is based on the amount of revenue the Service Provider generates from the homeowner, the transaction price is considered variable and an estimate of the constrained transaction price is recorded by the Company upon delivery of the lead.

Service Providers generally have the option to pay as they receive leads or on a subscription basis, in which a specified amount is deposited into the Company’s referral platform monthly and any relevant leads are applied against the deposited amount. Certain Service Providers also have the option to pay an additional fixed fee for added member benefits, including profile distinction and rewards. Such subscriptions automatically renew each month unless cancelled by the customer in advance of the renewal period in accordance with the customer termination provisions. Amounts received in advance of delivery of leads to the Service Provider is recorded as deferred revenue. Certain Service Providers have the right to return leads in limited instances. An estimate of returns is included as a reduction of revenue based on historical experience or specific identification depending on the contractual terms of the arrangement. Estimated returns are not material in any period presented.

In January 2020, the Company, through its wholly-owned subsidiary and licensed insurance brokerage Elite Insurance Group (“EIG”), began selling homeowner and auto insurance policies for insurance carriers. The transaction price in these arrangements is the estimated lifetime value (“LTV”) of the policies sold. The LTV represents fixed first-year commission upon sale of the policy as well as the estimated variable future renewal commissions. The Company constrains the transaction price based on its best estimate of the amount which will not result in a significant reversal of revenue in a future period. After a policy is sold to an insurance carrier, the Company has no additional or ongoing obligation to the policyholder or insurance carrier.

The Company estimates LTV of policies sold by using a portfolio approach by policy type and the effective month of the relevant policy. LTV is estimated by evaluating various factors, including commission rates for specific carriers and estimated average plan duration based on insurance carrier and market data related to policy renewals for similar insurance policies. On a quarterly basis, management reviews and monitors changes in the data used to estimate LTV as well as the cash received for each policy type compared to original estimates. The Company analyzes these fluctuations and, to the extent it identifies changes in estimates of the cash commission collections that it believes are indicative of an increase or decrease to prior period LTVs, the Company will adjust LTV for the affected policies at the time such determination is made. Changes in LTV may result in an increase or a decrease to revenue. Changes to the estimated variable consideration were not material for the periods presented.

Managed Services Revenue

Managed services revenue includes fees earned from homeowners for providing a variety of services directly to the homeowner, including handyman, plumbing, electrical, appliance repair, and moving services. The Company generally invoices for managed services projects on a fixed fee or time and materials basis. The transaction price represents the contractually agreed upon price with the end customer for providing the respective service. Revenue is recognized as services are performed based on an output measure of progress, which is generally over a short duration (e.g., same day). Fees earned for providing managed services projects are non-refundable and there is generally no right of return.

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

1. Description of Business and Summary of Significant Accounting Policies (cont.)

The Company acts as the principal in managed services revenue as the Company is primarily responsible to the end customer for providing the service, has a level of discretion in establishing pricing, and controls the service prior to providing it to the end customer. This control is evidenced by the ability to identify, select, and direct the service provider that provides the ultimate service to end customers.

Software Subscription Revenue

The Company’s subscription arrangements, which primarily relates to subscriptions to the Company’s home inspector software, do not provide the customer with the right to take possession of the software supporting the cloud-based application services. The Company’s standard subscription contracts are monthly contracts in which pricing is based on a specified price per inspection completed through the software. Fees earned for providing access to the subscription software are non-refundable and there is no right of return. Revenue is recognized based on the amount which the Company is entitled to for providing access to the subscription software during the monthly contract term.

Income Taxes

Provisions for income taxes for the nine months ended September 30, 2020 and 2019 were $33 and $54, respectively, and the effective tax rates for these periods were -0.10% and -0.07%, respectively. The difference between the Company’s effective tax rates for the 2020 and 2019 periods and the U.S. statutory rate of 21% was primarily due to a full valuation allowance related to the Company’s net deferred assets.

Other income (expense), net

The following table details the components of other income (expense), net on the unaudited condensed consolidated statements of operations:

	September 30, 2020	September 30, 2019
Loss on remeasurement of debt (Note 3)	$(924)	$(3,034)
Gain (loss) on remeasurement of warrants (Note 3)	(1,214)	41
Gain on extinguishment of debt, net (Note 6)	1,077	—
Other, net	88	29
	$(973)	$(2,964)

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these unaudited condensed consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The Company expects to use the extended transition period for any new or revised accounting standards during the period in which it remains an emerging growth company.

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

1. Description of Business and Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Additionally, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326 in April 2019 and ASU 2019-05, Financial Instruments — Credit Losses (Topic 326) — Targeted Transition Relief in May 2019. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. In November 2019, the FASB issued ASU No. 2019-10, which defers the effective date of ASU No. 2016-13 for smaller reporting companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently in the process of evaluating the impact of this standard.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard is effective for non-public companies for reporting periods beginning after December 15, 2021 and early adoption is permitted. The comprehensive new standard will amend and supersede existing lease accounting guidance and is intended to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. The guidance requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the impact of this standard and expects that the adoption of the ASU will increase assets and liabilities related to the Company’s operating leases on the consolidated balance sheets.

2. Revenue

Disaggregation of Revenue

Total revenues consisted of the following:

	Nine months ended September 30,
	2020	2019
Referral network revenue	$38,102	$38,320
Managed services revenue	9,744	16,093
Software subscription revenue	5,857	4,840
Total revenue	$53,703	$59,253

Management also evaluates revenue based upon when the Company’s customers avail themselves of the Company’s software, solutions or services. The first category, moving services relates to services that are typically provided to customers in connection with a home purchases and/or homeowner/renter moves. This includes revenue from insurance, moving, security systems and TV/internet services. The second category, post-move services, relates to services that are typically provided to customers post-move such as home maintenance projects, repairs, remodeling and other services from professional contractors or service providers. Moving services represented 60 percent and 48 percent of total revenue in the nine months ending September 30, 2020 and 2019, respectively. Post-move services represented 40 percent and 52 percent of total revenue the nine months ending September 30, 2020 and 2019, respectively.

Revenue from Divested Businesses

Total revenue reported includes revenue from divested businesses of $4,334 and $18,336 in the nine months ending September 30, 2020 and 2019, respectively.

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

2. Revenue (cont.)

Disclosures Related to Contracts with Customers

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to contracts with customers. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations. To the extent a contract exists, as defined by ASC 606, these liabilities are classified as deferred revenue. To the extent that a contract does not exist, as defined by ASC 606, these liabilities are classified as refundable customer deposits.

Contract Assets

Assets are recorded for performance obligations that are satisfied in advance of amounts being collected from customers. Amounts expected to be collected within one year are recorded in accounts receivable and amounts expected to be collected more than one year from the balance sheet date are recorded in long-term accounts receivable. The long-term accounts receivable balance represents expected renewal commissions included in LTV of insurance policies sold to insurance carriers. The balance of long-term accounts receivable as of September 30, 2020 and December 31, 2019 is $1,947 and $0, respectively.

Contract Liabilities — Refundable Customer Deposits

In September 2019, the Company entered into a Lead Buyer Agreement with a customer (“Buyer”) that provides residential security systems. Under the Lead Buyer Agreement, the Buyer pays the Company a referral fee for leads resulting in completed installations of certain residential security systems. At inception of this agreement, the Buyer made a prepayment of $7,000, which is to be credited over the term from October 2019 to September 2022, from earned referral fees for leads provided by the Company. This prepayment represents a contract liability since it is an advanced deposit for services the Company has yet to provide.

A summary of the activity impacting the contract liabilities during the nine months ended September 30, 2020 is presented below:

Contract Liabilities
Balance at December 31, 2019	$6,274
Additions to contract liabilities	356
Contract liabilities transferred to revenue	(2,641)
Balance at September 30, 2020	$3,989

As of September 30, 2020, $3,288 of contract liabilities are expected to be transferred to revenue within the next 12 months and therefore are included in current refundable customer deposits on the unaudited condensed consolidated balance sheets. The remaining $701 of contract liabilities are expected to be transferred to revenue over the remaining term of the contract and are included in refundable customer deposits, non-current on the unaudited condensed consolidated balance sheets.

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

2. Revenue (cont.)

Deferred Revenue

A summary of the activity impacting deferred revenue balances during the nine months ended September 30, 2020 is presented below:

Deferred Revenue
Balance at December 31, 2019	$3,333
Revenue recognized	(3,336)
Additional amounts deferred	5,918
Impact of acquisitions	181
Balance at September 30, 2020	$6,096

Remaining Performance Obligations

Contracts with customers include amounts allocated to performance obligations that will be satisfied at a later date. These amounts primarily include performance obligations that are recorded in the consolidated balance sheets as deferred revenue. The amount of transaction price allocated to performance obligations to be satisfied at a later date, which is not recorded in the unaudited condensed consolidated balance sheets, is immaterial as of September 30, 2020 and December 31, 2019.

As permitted under the practical expedient available under ASC 606, the Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) contracts with variable consideration that is allocated entirely to unsatisfied performance obligations or to a wholly unsatisfied promise accounted for under the series guidance, and (iii) contracts for which the Company recognizes revenue at the amount which we have the right to invoice for services performed.

The Company applied the practical expedient under ASC 606 to exclude amounts related to performance obligations that are billed and recognized as they are delivered.

3. Fair Value

The following table details the fair value measurements of liabilities that are measured at fair value on a recurring basis:

	Fair Value Measurement at September 30, 2020
	Level 1	Level 2	Level 3	Total Fair Value
Redeemable convertible preferred stock warrants	$—	$—	$9,660	$9,660
Fair value option notes (“FVO Notes”)	—	—	6,003	6,003
Contingent consideration	—	—	1,600	1,600
	$—	$—	$17,263	$17,263
	Fair Value Measurement at December 31, 2019
	Level 1	Level 2	Level 3	Total Fair Value
Redeemable convertible preferred stock warrants	$—	$—	$6,684	$6,684
Fair value option notes (“FVO Notes”)	—	—	11,659	11,659
Contingent consideration	—	—	100	100
	$—	$—	$18,443	$18,443

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

3. Fair Value (cont.)

The Company’s redeemable convertible preferred stock warrants are valued using key equity indicators and are classified within Level 3 of the fair value hierarchy. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants on the valuation date, as well as assumptions for future financings, expected volatility, expected life, yield, and risk-free interest rate.

A summary of key assumptions for determining the fair value of redeemable convertible preferred stock warrants at September 30, 2020 include:

	Estimated fair value of redeemable convertible preferred stock	Expected term (in years)	Expected volatility	Risk-free interest rate	Expected dividend rate
Redeemable convertible preferred stock warrants	$4.63 to $5.33	1 to 10	60%	0.10% to 0.69%	0%

The weighted average expected term and risk-free interest rate for redeemable convertible preferred stock warrants outstanding at September 30, 2020 is 4.27 and 0.33%, respectively.

A summary of key assumptions for determining the fair value of redeemable convertible preferred stock warrants at December 31, 2019 include:

	Estimated fair value of redeemable convertible preferred stock	Expected term (in years)	Expected volatility	Risk-free interest rate	Expected dividend rate
Redeemable convertible preferred stock warrants	$4.77	2 to 9	60%	0.23% to 2.11%	0%

The weighted average expected term and risk-free interest rate for redeemable convertible preferred stock warrants outstanding at December 31, 2019 is 6.36 and 1.72%, respectively.

As discussed further in Note 6, the Company elected to measure certain convertible promissory notes at fair value in accordance with the fair value option. The FVO Notes are each a debt host financial instrument containing embedded features and /or options which would otherwise be required to be bifurcated from the debt-host and recognized as separate derivative liabilities subject to initial and subsequent periodic estimated fair value measurements under ASC 815, Derivatives and Hedging. The election for these specific convertible notes is due to the number and complexity of features that would require separate bifurcation absent this election.

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

3. Fair Value (cont.)

The fair value of FVO Notes as of September 30, 2020 and December 31, 2019 has been determined using a combination of the present value of the FVO Notes cash flows and the Black-Scholes option pricing model, using the following assumptions the significant inputs of principal value, interest rate spreads and curves, and embedded call option prices.

	September 30, 2020	December 31, 2019
	FVO Note 1	FVO Note 1	FVO Note 2(1)
Initial principal value	$2,500	$2,500	$3,000
Value upon maturity	$6,164	$6,682	$6,602
Conversion price (per share)	$2.94	$3.00	N/A
Value of Series B redeemable convertible preferred share	$ N/A	$6.61	N/A
Value of common stock	$4.34	N/A	N/A
Expected term (years)	0.36	2	N/A
Volatility	60%	39%	N/A
Risk free rate	0.09%	1.58%	N/A
Estimated fair value of FVO Note	$6,003	$5,079	$6,580

____________

(1)      Due to the close proximity to the maturity date, January 24, 2020, the fair value of FVO Note 2 on December 31, 2019 was determined to equal the value upon maturity, excluding interest to be accrued between December 31, 2019 and maturity.

The Company estimates the fair value of the contingent consideration using a variation of the income approach known as the real options method. The fair value is based on the present value of the contingent payments to be made using a weighted probability of possible payments. As of September 30, 2020, the key assumptions used in the determination of fair value include projected revenues and expenses, discount rate of 15.18% to 16.07%, revenue volatility of 18% and weighted average cost of capital of 21.5%. As of December 31, 2019, the key assumptions used in the determination of fair value include projected revenues and expenses, discount rate of 15.26% to 16.26%, revenue volatility of 19% and weighted average cost of capital of 29.5%.

Fair value measurements categorized within Level 3 are sensitive to changes in the assumptions or methodology used to determine fair value and such changes could result in a significant increase or decrease in the fair value.

The changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

	Redeemable Convertible Preferred Stock Warrants	FVO Notes	Contingent Consideration
Fair value as of January 1, 2020	$6,684	$11,659	$100
Additions	1,762	—	—
Settlements	—	(2,724)	—
Change in fair value, loss included in net loss(1)	1,214	924	1,500
Gain on extinguishment of debt	—	(3,856)	—
Fair value as of September 30, 2020	$9,660	$6,003	$1,600

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

3. Fair Value (cont.)

	Redeemable Convertible Preferred Stock Warrants	FVO Notes	Contingent Consideration
Fair value as of January 1, 2019	$436	$—	$400
Additions	966	5,500	—
Settlements	—	—	—
Change in fair value, loss (gain) included in net loss(1)	(41)	3,034	—
Fair value as of September 30, 2019	$1,361	$8,534	$400

____________

(1)      Changes in fair value of redeemable convertible preferred stock warrants and FVO Notes are included in other income (expense), net, and changes in fair value of contingent consideration are included in general and administrative expenses in the unaudited condensed consolidated statements of operations.

Except for the fair value option notes (“FVO Notes”), the fair value of debt approximates the unpaid principal balance. See Note 6.

4. Property, Equipment, and Software

Property, equipment, and software net, consists of the following:

	September 30, 2020	December 31, 2019
Software and computer equipment	$1,542	$1,392
Furniture, office equipment, and other	524	387
Internally developed software	10,889	10,601
Leasehold improvements	1,112	1,295
	14,067	13,675
Less: Accumulated depreciation and amortization	(9,144)	(7,017)
Property, equipment, and software, net	$4,923	$6,658

Depreciation and amortization expense related to property, equipment, and software was $2,880 and $2,557 for the nine months ended September 30, 2020 and 2019, respectively.

5. Intangible Assets and Goodwill

Intangible Assets

Intangible assets are stated at cost or acquisition-date fair value less accumulated amortization and consist of the following as of September 30, 2020:

	Weighted Average Useful Life (in years)	Intangible Assets, gross	Accumulated Amortization	Intangible Assets, Net
Customer relationships	9.0	$6,360	$(1,987)	$4,373
Acquired technology	4.0	8,170	(5,075)	3,095
Trademarks and tradenames	8.0	2,851	(825)	2,026
Total intangible assets	7.0	$17,381	$(7,887)	$9,494

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

5. Intangible Assets and Goodwill (cont.)

Intangible assets consist of the following as of December 31, 2019:

	Weighted Average Useful Life (in years)	Intangible Assets, gross	Accumulated Amortization	Intangible Assets, Net
Customer relationships	9.0	$5,450	$(1,592)	$3,859
Acquired technology	4.0	8,546	(4,273)	4,274
Trademarks and tradenames	7.0	2,290	(591)	1,699
Total intangible assets	6.0	$16,286	$(6,456)	$9,832

The aggregate amortization expense related to intangibles was $2,141 and $2,828 for the nine months ended September 30, 2020 and 2019, respectively.

Goodwill

The following tables summarize the changes in the carrying amount of goodwill for the nine months ended September 30, 2020:

Goodwill
Balance as of December 31, 2019	$18,274
Acquisitions	1,327
Divestitures	(161)
Balance as of September 30, 2020	$19,440

6. Debt

At September 30, 2020, debt was comprised of the following:

	Principal	Unaccreted Discount	Debt Issuance Costs	Carrying Value
6% promissory note, due 2020	$185	$—	$—	$185
2.55% promissory notes, due 2020	1,077	—	—	1,077
10% convertible promissory notes, due 2021*	7,324	(12)	—	7,312
12% convertible promissory note, due 2021	6,000	—	(788)	5,212
3% promissory note, due 2021*	4,402	(90)	(171)	4,141
3.5% convertible promissory note, due 2022*	289	(42)	—	247
1.0% promissory notes, due 2022	8,537	—	—	8,537
11.05% term loan, due 2024	48,831	(2,668)	(941)	45,222
Other notes	43	—	—	43
	$76,688	$(2,812)	$(1,900)	$71,976

____________

*        Debt may be due earlier than the stated maturity date if certain events occur, such as a change in control, liquidity event, qualified financing, including the consummation of the merger as described in Note 1.

	Principal	Fair Value
10% convertible notes recorded at fair value	$2,500	$6,003

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

6. Debt (cont.)

At December 31, 2019, debt was comprised of the following:

	Principal	Unaccreted Discount	Debt Issuance Costs	Carrying Value
10% convertible promissory notes, due on demand	$7,324	$(36)	$—	$7,288
6% promissory note, due 2020	185	—	—	185
2.55% promissory notes, due 2020	1,100	(41)	—	1,059
3.5% convertible promissory notes, due 2022	1,689	(313)	—	1,376
9.0% term loan, due 2023	40,500	(528)	(689)	39,283
3% promissory note (25% default), due 2024	3,000	(2,906)	(57)	37
Other notes	233	—	—	233
	$54,031	$(3,824)	$(746)	$49,461
	Principal	Fair Value
10% convertible notes recorded at fair value	$5,500	$11,659

Senior Secured Term Loans

The Company’s secured term loan had a maximum borrowing amount of $40,000 of which $40,000 was outstanding at December 31, 2019. In May 2020, the Company was required to use $2,500 of the proceeds received from the Sale of Serviz (See Note 9) to pay down the term loan, resulting in an outstanding original principal balance of $37,500, with interest-only payments required until December 1, 2020, or until December 1, 2021, if the Company meets certain revenue requirements, followed by equal monthly payments of principal and interest through maturity on December 4, 2023. The loan also includes a final payment fee of $500. The stated interest rate in the loan is equal to the Base Rate plus 4.00%. The Base rate is equal to the greater of i) the highest prime rate plus 5% and ii) the highest three-month LIBOR rate plus 2.5%. On May 26, 2020, the loan agreement was amended to include interest paid in-kind (“PIK Interest”) at a per annum rate of (A) from the period beginning April 2, 2020 through May 15, 2020, 2.00% and (B) at all times thereafter 1%.

At December 31, 2019, the Company was in violation of certain covenants under this senior secured lending arrangement. In July 2020, the Company refinanced the lending arrangement which resolved the issues that created the conditions of default. As a result, the lending arrangement was classified as non-current as of December 31, 2019.

In July 2020, the Company refinanced the lending arrangement by entering into a Loan and Security Agreement with Runway Growth Credit Fund, Inc. (“Runway Loan”) in the amount of $40,000, with two additional co-lenders providing an aggregated $7,000 in loan proceeds. The co-lenders, Orix Growth Capital, LLC and Midcap Financial Trust, were the Company’s existing senior secured lenders with $37,645 loan outstanding at the time of the refinance. The amendments to the loan agreements with the existing senior secured lenders represents a modification of previously outstanding senior secured loans. Unamortized deferred issuance costs associated with the existing lending arrangement were reduced proportionately with the reduction in principal balances for existing senior secured lenders, resulting in interest expense of $749. The new loan, which totaled $47,000, was used to pay off the existing $37,500 loan.

The Runway Loan is a first lien loan secured by any and all properties, rights and assets of the Company with a maturity date of July 22, 2024. Interest is payable monthly in arrears at a variable rate of interest based on the greater of 0.55% or LIBOR rate (as defined) plus an applicable margin of 8.5% plus 2% of PIK interest. As of September 30, 2020, the calculated interest rate is 11.05%. Principal payments are required beginning on August 15, 2022 in equal monthly instalments through the maturity date. A prepayment fee of 2%, 1.5%, 1% or 0.5% of the

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

6. Debt (cont.)

outstanding loan amount is due if the loan is repaid prior to the 1st, 2nd, 3rd or 4th anniversary date, respectively. There is a final payment fee of $1,645 or 3.5% of any partial payment, which is reflected as a discount on the loan and is accreted to interest expense using the effective interest method over the term of the loan or until extinguishment of the related loan. Upon a default, the loan is immediately due and payable and bears interest at 5% higher than the applicable loan interest rate. The financial covenants require the Company to maintain a minimum level of cash at $3,000, minimum revenue of $16,502 in the quarter ended September 30, 2020, minimum revenue of $15,356 in the quarter ended December 31, 2020, and 80% of projected revenue in all future quarters. The carrying value of the Runway Loan as of September 30, 2020 is $45,222. As of September 30, 2020, the Company is in compliance with all covenants of the Runway Loan.

The Company issued warrants to purchase Series C redeemable convertible preferred stock in connection with the establishment of the Runway Loan. The warrants have a ten-year term and an exercise price equal to $3.4961. The grant date fair value of the warrants issued in connection with the establishment of the Runway Loan was $1,216, which was deducted from the face value of the loan and is accreted to interest expense using the effective interest method over the term of the loan or until extinguishment of the related loan.

2018 Convertible Promissory Notes

During 2018, the Company issued convertible notes with an aggregate original principal balance of $16,600, an interest rate of 8-10%, and a maturity date of January 13, 2019.

Upon maturity on January 13, 2019, the outstanding principal and accrued interest automatically converted into 2,489,397 shares of Series B redeemable convertible preferred stock and 149,364 Series B redeemable convertible preferred stock warrants at a conversion price of $6.92584 per unit (a unit includes one share of Series B redeemable convertible preferred stock and 0.06 of one warrant to purchase Series B redeemable convertible preferred stock).

As part of the issuance of the convertible notes, the Company incurred $356 of issuance costs that are recorded as a reduction of convertible notes.

In connection with an acquisition on November 1, 2018, the Company issued convertible promissory notes payable to the sellers for an aggregate principal of $7,324. These convertible promissory notes bear interest at 4.5% per annum for the first year and 10% per annum thereafter. Unless converted, monthly payments of principal and interest are due beginning on December 1, 2019. The outstanding principal amount of the convertible promissory notes is convertible into 1,143,187 shares of common stock. Accrued but unpaid interest shall be waived if the notes are converted within the first year, and otherwise shall be paid in cash. Unless converted, the convertible promissory notes mature at the earliest of i) a change of control of the Company, ii) 10 days after a qualified financing, or iii) three years from the issuance date. As of December 31, 2019, the Company was in default on these convertible promissory notes as the Company failed to make the first payment due on December 1, 2019. Upon default, the carrying value of the convertible promissory notes of $7,288 was reclassified to current liabilities at December 31, 2019 as all principal and unpaid interest is immediately due in cash upon event of default. In May 2020, the Company entered into an amendment to certain payment terms of the convertible promissory notes, including specific interest only and/or catch up payment requirements based on the future cash balance of the Company at specified dates.

Specifically, if Porch has a cash balance greater than $20,000 prior to September 1, 2020, or greater than $18,000 starting September 1, 2020, Porch will make monthly catch-up payments. The amount of the catch-up payment is equal to the lowest amount of any of the following:

•        The outstanding balance of the convertible promissory notes divided by the number of months remaining until December 2021;

•        The remaining balance due on the convertible promissory notes;

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

6. Debt (cont.)

•        Porch’s incremental cash available over $20,000 (if prior to September 1, 2020) or over $18,000 (starting September 1, 2020); or

•        The maximum amount allowable under the terms of Porch’s Senior Secured Term Loans.

If Porch has greater than $8,000 of cash but no catch-up payment is due and the payment is allowable under the terms of Porch’s Senior Secured Term Loans, Porch will be required to make monthly interest-only payments starting September 1, 2020. If Porch is actively moving towards closing a reverse merger transaction with a public entity as of September 1, 2020, then the interest-only payments will not be required until January 1, 2021. If Porch fails to make any required monthly payments per the terms above, Porch will be required to issue 50,000 of common stock warrants. As of September 30, 2020, the carrying value of the convertible promissory notes of $7,312 is recorded in current liabilities and continue to accrue interest.

In connection with a prior acquisition, the Company assumed two convertible promissory notes with an aggregate principal balance of $1,689 and an interest rate of 3.5% per annum. Unless converted, the convertible promissory notes, along with accrued interest, are payable at the earlier of i) December 1, 2022 or ii) a qualified financing as defined in the loan agreement. The outstanding principal amount of the convertible promissory notes and any accrued interest are convertible into redeemable convertible preferred stock sold in such financing as defined in the loan agreement, at the option of the holder at a conversion price equal to the original issue price for such series of redeemable convertible preferred stock. On February 28, 2020, one of the convertible promissory notes with a principal balance of $1,400 and a carrying value of $1,153 converted into 423,088 shares of Series C preferred stock. Holders also received 156,543 common stock warrants. A loss on debt extinguishment of $247 was recorded to account for the unamortized discount at the time of conversion. As of September 30, 2020 and December 31, 2019, the carrying amount of $247 and $1,376, respectively, are included in long-term debt.

2019 Convertible Promissory Notes

During 2019, the Company issued convertible promissory notes with an aggregate original principal balance of $21,600, an interest rate of 10%, and original maturity dates ranging from January 24, 2020 to December 31, 2020.

Based on the terms of the convertible promissory notes, the Company may elect on each applicable interest payment date to pay interest, including any default interest, as Paid In-Kind (“PIK”), whereby such PIK amount would be added to the aggregate principal amount and accrue interest at 10% per annum. On each interest payment date, any PIK amount payable would be capitalized and treated as additional principal obligations under, shall accrue interest from the applicable interest payment date, and shall become payable in full, in cash, no later than the maturity date.

On December 23, 2019, the Company issued to certain holders of convertible promissory notes, such number of Series C Preferred in full satisfaction of the Company’s obligation under the convertible promissory notes, including accrued PIK interest. The amount of original principal balance of convertible promissory notes and related PIK interest, which were converted into Series C Preferred shares were $16,100 and $971, respectively.

The Company elected to measure certain convertible promissory notes at fair value in accordance with the fair value option (“FVO Notes”). The FVO Notes had original principal amounts of $5,500. The notes also have a feature that requires payment of 200% of the outstanding principal and unpaid interest amount upon maturity. During the second quarter of 2020, as part of the disposal of the Serviz business (See Note 9), one of the FVO notes, with an original principal balance of $3,000, was cancelled by the holder. One FVO Note with an original principal balance of $2,500 remains outstanding as of September 30, 2020. In July 2020, the Company amended this FVO Note. Under this amendment, the loan plus accrued interest would be repaid upon closing of the Merger or within one year from the issuance date, whichever is earliest, with a premium of two times the outstanding principal and accrued interest. As of September 30, 2020, and December 31, 2019, the fair value of the FVO Notes outstanding was $6,003 and $11,659, respectively.

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

6. Debt (cont.)

2020 Promissory Notes

In April 2020, the Company entered into a loan agreement with Western Alliance Bank pursuant to the Paycheck Protection Program established under the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) and is administered by the U.S. Small Business Administration (“SBA”). The Company received loan proceeds of $8,139 (the “PPP Loan”). The term of the PPP Loan is two years with a maturity date of April 18, 2022 and bears interest at a fixed rate of 1.00%. Payments of principal and interest on the PPP Loan will be deferred for the first nine months of the term of the PPP Loan. Principal and interest are payable monthly, less the amount of any potential forgiveness (discussed below), and the Company may prepay 20% or less at any time prior to maturity with no prepayment penalties, more than 20% will require notice to the lender. The PPP Loan contains customary event of default provisions. As of September 30, 2020, the Company is in compliance with all covenants of the PPP Loan.

All or a portion of the PPP Loan may be forgiven by the SBA and the lender upon application by the Company, if the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities (“Qualifying Expenses”). Not more than 25 percent of the PPP Loan may be used for non-payroll costs. The Company believes that it has been using the proceeds of the PPP Loan for Qualifying Expenses in accordance with the terms of the PPP Loan. However, no assurance is provided that the Company will be able to obtain forgiveness of the PPP Loan in whole or in part. If the loan is forgiven in part or in whole, the Company will reduce the liability by the amount forgiven and record a gain on extinguishment in the consolidated statements of operations.

As part of the July 23, 2020 acquisition (see Note 9), the Company assumed a loan pursuant to the Paycheck Protection Program for the amount of $398. The loan has a maturity date of April 10, 2022 and a fixed interest rate of 1%.

In July 2020, the Company entered into convertible loan agreement with Cantor Fitzgerald Securities in the amount of $10,000 with the proceeds of the loan to be received upon completion of the Company’s 2019 financial statement audit. This convertible loan agreement was amended in August 2020, to provide for the funding of $5,000 of the loan into a restricted cash account. Upon completion of the Company’s 2019 financial statement audit, an additional $5,000 of loan proceeds was received in October 2020 in addition to the release of the $5,000 loan proceeds held in a restricted cash account. See Note 13.

The loan includes a final payment fee equal to 20% of the loan proceeds which is reflected as a discount on the loan and is accreted to interest expense using the effective interest method over the term of the loan or until extinguishment of the related loan. The proceeds from the convertible loan agreement together, with the final payment fee and any accrued interest become due and payable upon the earliest of i) the Merger, ii) the termination of the Merger due to failure by any loan party to satisfy any obligation to PTAC, and iii) the maturity date, defined as December 31, 2021. The loan will accrue 12% interest per annum if loan proceeds remain outstanding upon termination of the Merger or upon funding within a restricted cash account. The loan will accrue 20% interest per annum if loan proceeds remain outstanding upon the acceleration of the loan due to an event of default, the closing of the Merger, or the maturity date.

At the time of the Merger, Cantor Fitzgerald Securities will have the right to elect to receive PTAC Common Shares in lieu of repayment of all or a portion of the loan proceeds, final payment fee and accrued interest. Upon termination of the Merger, the Company has the option to repay the loan in cash or stock.

As of September 30, 2020, the carrying value of the loan is $5,212, net of unamortized debt issuance costs. The loan is classified as a non-current liability based on management’s assessment of events which could require repayment.

Other Promissory Notes

In connection with an acquisition on November 1, 2018, the Company issued term promissory notes payable to the sellers for an aggregate principal of $1,100 and an interest rate of 2.55% per annum. The outstanding principal balance, along with accrued interest, was payable on May 1, 2020. In May 2020, the Company entered into an

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

6. Debt (cont.)

amendment to certain payment terms of the convertible promissory notes, including specific interest only and/or catch up payment requirements based on the future cash balance of the Company at specified dates. As of September 30, 2020, and December 31, 2019, the promissory notes remain outstanding and are included in current portion of long-term debt at a carrying amount of $1,077 and $1,059, respectively.

In connection with an acquisition on March 14, 2017, the Company assumed a promissory note payable to a founder of the acquired entity who continued as an employee of the Company following the acquisition. The promissory note has an initial principal balance of $185 and an interest rate of 6% per annum. The outstanding principal, along with accrued interest, was payable on March 31, 2020. As of September 30, 2020, the promissory note remains outstanding and is included in current portion of long-term debt at a carrying amount of $185.

On December 19, 2019, the Company issued a promissory note for an aggregate principal of $3,000, with a stated interest rate of 3%. In connection with the issuance of this promissory note, the holder also received 858,099 warrants to purchase Series C redeemable convertible preferred stock of the Company. The grant date fair value of the warrants issued was $3,000, and was deducted from the face value of the bank loans and are accreted to interest expense using the effective interest method over the term of the note or until extinguishment of the related note. Upon occurrence of an Event of Default, the Holder may declare all outstanding obligations immediately payable in cash. Following the occurrence and during the continuance of an Event of Default, interest on the note shall automatically be increased to 25% per annum. On January 1, 2020, there was an occurrence of default resulting in the default interest rate being effective starting on January 1, 2020.

The note was amended in July 2020, which resolved the conditions of default. The amendment provides that the loan plus accrued interest would be repaid upon closing of the Merger, or within one year of the amendment, with a premium payment of $1,000. The Company also provided the holder an additional 109,635 warrants to purchase Series C redeemable convertible preferred stock in connection with the amendment. The amended loan was guaranteed by the CEO of the Company with an asset pledge agreement, which the Company accounted for as a capital contribution by the CEO and a debt discount at fair value. The interest rate and other key terms of the note were not changed.

The amendment was accounted for as an extinguishment of the original note, because the amended note was concluded to be substantially different than the original note. The Company recorded a loss on debt extinguishment of $2,532. The amended note was initially recorded at its fair value of $4,233. The fair value of the guarantee of $300 was deducted from the initial fair value of the amended note and is accreted to interest expense using the effective interest method over the term of the note or until extinguishment. As of September 30, 2020 and December 31, 2019, the carrying value of promissory note is $4,141 and $37, respectively, and is included in current portion of long-term debt.

On February 11, 2020, the Company entered into a future receivables agreement, in which the Company received consideration of $2,000 and agreed to sell 10% of all of Company’s future accounts receivable from the Company’s customers until an amount ranging between $2,300 and $2,700, depending on timing of repayment, has been delivered by or on behalf of Company to the lender. The agreement has a minimum weekly payment amount, resulting in required repayment by September 18, 2020. During the nine months ended September 30, 2020, the Company repaid $2,000 of principal and $700 of interest, resulting in a full payoff of the agreement and no remaining carrying value as of September 30, 2020.

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

7. Common Stock and Redeemable Convertible Preferred Stock

Common Stock

The Company had authorized 111,919,066 shares of common stock, par value $0.01, as of September 30, 2020. Each holder of a share of common stock is entitled to one vote for each share held and is entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors (the “Board”), subject to the preferential rights of holders of other classes of stock outstanding. The Company has a single class of common stock.

The following shares of common stock have been reserved for future issuance at September 30, 2020:

Conversion of all series of redeemable convertible preferred stock	52,251,876
Exercise of outstanding common stock options	16,853,105
Common stock options available for future grants	3,937,753
Unvested restricted stock units	4,425,641
Exercise of outstanding redeemable convertible preferred stock warrants	2,500,932
Exercise of outstanding common stock warrants	4,616,420
Conversion of outstanding convertible promissory notes	3,951,700
Total shares of common stock reserved for future issuance	88,537,427

Redeemable Convertible Preferred Stock

The Company has designated six outstanding series of redeemable convertible preferred stock (Seed, Series A, A-1, and A-2, Series B and B-1, and Series C). As of December 31, 2019, the Company was authorized to issue 55,858,606 shares of all series of redeemable convertible preferred stock with a par value of $0.01 per share.

On February 21, 2020, the Company issued an additional 1,430,166 of Series C redeemable convertible preferred stock for gross cash proceeds of $5,000. In addition, on February 28, 2020, a convertible promissory note with a principal balance of $1,400 and a carrying value of $1,153 converted into 423,088 shares of Series C preferred stock (See Note 6) and also received 156,543 common stock warrants.

Details related to redeemable convertible preferred shares as of September 30, 2020 are as follows:

Series	Authorized	Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference
Series Seed redeemable convertible preferred stock	14,262,713	14,262,713	$6,235	$6,276
Series A redeemable convertible preferred stock	5,891,827	5,731,827	8,054	8,268
Series A-1 redeemable convertible preferred stock	4,460,967	4,460,967	6,421	6,600
Series A-2 redeemable convertible preferred stock	7,241,729	7,033,536	12,477	12,500
Series B redeemable convertible preferred stock	13,418,149	12,944,773	102,287	112,067
Series C redeemable convertible preferred stock	10,583,221	7,773,213	26,592	54,352
Total redeemable convertible preferred stock	55,858,606	52,207,029	$162,066	$200,063

Series B redeemable convertible preferred stock warrants, as-if converted basis	—	184,652	N/A	$1,599
Series C redeemable convertible preferred stock warrants, as-if converted basis	—	2,316,280	N/A	16,196
Total redeemable convertible preferred stock warrants, as-if converted basis	—	2,500,932	N/A	17,795
	55,858,606	54,707,961	$162,066	$217,858

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

7. Common Stock and Redeemable Convertible Preferred Stock (cont.)

The conversion, liquidation preference, redemption, dividend, voting and terms of the Series Seed redeemable convertible preferred stock (the “Seed Preferred”), the Series A redeemable convertible preferred stock (the “Series A Preferred”), the Series A-1 redeemable convertible preferred stock (the “Series A-1 Preferred”), the Series A-2 redeemable convertible preferred stock (the “Series A-2 Preferred”), the Series B redeemable convertible preferred stock (the “Series B Preferred”), and the Series C redeemable convertible preferred stock (the “Series C Preferred”), collectively referred to as the “redeemable convertible preferred stock”, are discussed in Note 7 in the annual financial statements.

Warrants

The Company periodically issues common and redeemable convertible preferred stock warrants (collectively, “warrants”) in connection with debt and equity financing transactions as well as in exchange for certain services. Warrants are typically granted with a contractual term ranging between 5 and 10 years. The exercise price and other terms of the instrument are determined by the Board. See Note 3 for assumptions utilized to estimate the fair value of redeemable convertible preferred stock warrants. The fair value of warrants to purchase common stock granted in 2019 is estimated on the date of grant using the Black-Scholes option pricing model using a risk-free rate of 1.75%, an expected term of 5 years, a dividend yield of 0%, and estimated volatility of 60%. The fair value of warrants to purchase common stock granted in 2020 is estimated on the date of grant using the Black-Scholes option pricing model using an estimated fair value of common stock of $0.64, a risk-free rate of 0.89%, an expected term of 5 years, a dividend yield of 0%, and estimated volatility of 60%.

Detail related to warrant activity for the nine months ended September 30, 2020 is as follows:

	Redeemable Convertible Preferred Stock		Common Stock
	Number of Warrants	Weighted- Average Exercise Price	Number of Warrants	Weighted- Average Exercise Price
Balances as of January 1, 2020	2,054,573	$2.06	4,459,877	$0.95
Warrants granted	445,724	2.64	156,543	0.83
Warrants exercised	—	—	—	—
Warrants cancelled	—	—	—	—
Balances as of September 30, 2020	2,500,297	2.16	$4,616,420	$0.95

The number of redeemable convertible preferred stock warrants as of September 30, 2020 on an ‘as-if converted’ basis totaled 2,500,932.

At September 30, 2020, the weighted-average remaining contractual term for outstanding warrants to purchase redeemable convertible preferred stock and common stock is 4.84 and 6.81, respectively. At December 31, 2019, the weighted-average remaining contractual term for outstanding warrants to purchase redeemable convertible preferred stock and common stock is 5.00 and 7.64, respectively.

8. Stock-Based Compensation

Under the Company’s 2012 Equity Incentive Plan (the “Equity Plan”), employees, directors and consultants of the Company (“Service Providers”), are eligible for grants of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards (“RSA”) and restricted stock units (“RSU”), collectively referred to as “Awards”.

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

8. Stock-Based Compensation (cont.)

Stock-based compensation consists of expense related to (1) equity awards in the normal course and (2) in 2019, a secondary market transaction as described below:

	Nine months ended September 30,
	2020	2019
Secondary market transaction	$—	$33,232
Employee awards	1,541	2,262
Total operating expenses	$1,541	$35,493

2019 Secondary Stock Transactions

In May 2019, the Company’s CEO and Founder purchased a total of 16,091,277 shares of redeemable convertible preferred stock from an existing investor for an aggregate purchase price of $4,023 ($0.25 per share). The Company determined that the purchase price was below fair value of such shares and as result recorded compensation expense of $33,232 in general and administrative expense for the difference between the purchase price and fair value.

In July 2019, the Company’s CEO and Founder subsequently sold 1,920,000 shares of redeemable convertible preferred stock as an incentive to eleven executives of the Company at the same price at which the shares were initially acquired in the May 2019 transaction, which represents a $2,553 discount to fair value. The Company has the right to repurchase such shares if certain service vesting conditions and performance conditions are not met. As the performance vesting conditions were not considered probable of being met during 2019 or as of September 30, 2020, no compensation expense has been recorded in 2019 or 2020 related to these awards.

In July 2020, the Company exercised the repurchase right with respect to 160,000 shares of Series A redeemable convertible preferred stock, associated with an employee that did not meet required service vesting conditions, for a repurchase price of $0.25 per share.

2012 Equity Incentive Plan

The maximum aggregate number of shares of common stock that may be granted under the Equity Plan as of September 30, 2020 and December 31, 2019 was 28,927,114 and 24,980,141, respectively. The terms of the Equity Plan require the Company to reserve and keep available such number of shares as will be sufficient to satisfy the requirements of the Equity Plan. At September 30, 2020, there were 16,853,105 options and 4,425,641 RSU’s outstanding and 3,937,753 shares available for issuance under the Equity Plan.

Stock-Based Compensation

Options granted under the Equity Plan to employees typically vest 25% of the shares one year after the options’ vesting commencement date and the remainder ratably on a monthly basis over the following three years. Other vesting terms are permitted and are determined by the Board. Options have a term of no more than ten years from the date of grant and vested options are generally cancelled three months after termination of employment.

During the nine months ended September 30, 2020, the Company approved 3,859,724 option grants and 4,535,776 RSU’s to various levels of key employees.

Payroll Reduction Program

In March 2020, in response to the adverse impact of COVID-19 on the Company’s operations and financial performance, the Company carried out a variety of measures to reduce cash operating expenses, including the implementation of a partial employee furlough and payroll reduction in exchange for RSU’s. During the nine months ended September 30, 2020, the Company reduced cash payroll costs by $3,979 in exchange for a commitment by the Company to provide up to 5,015,417 RSU’s subject to (a) a performance (liquidity) vesting condition and (b) ongoing employment until March 31, 2021 in order to be fully vested. The grant of these RSUs was approved

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

8. Stock-Based Compensation (cont.)

by the Board of Directors in July 2020 and 4,535,776 were issued during the nine months ended September 30, 2020. As the performance vesting conditions were not considered probable of being met during the periods reported and through the date these unaudited condensed financial statements were available to be issued, no compensation expense related to these awards has been recorded to date.

9. Business Combinations and Disposals

On May 29, 2020, the Company disposed of the Serviz business. At the same time, the Company entered into a revenue transaction with the buyer of Serviz that will be satisfied over a one-year service period. In consideration for both the Serviz business and the revenue transaction, the Company received $5,000 in cash and the buyer cancelled the Company’s convertible promissory note which was recorded under the FVO and had a fair value at the time of the transaction of $2,724. The consideration allocated to the revenue transaction based on the fair value of services to be delivered is $5,000. The remainder of the consideration, was determined to be consideration for Serviz. Serviz had net assets of approximately $1,282. The Company recorded a gain of $1,442 included in the gain on divestiture of businesses in the unaudited condensed consolidated statements of operations for the nine months ended September 30, 2020.

On July 23, 2020, the Company acquired a moving services company. The Company paid $2,000 cash and issued 844,500 shares of common stock to the sellers in exchange for assets of $1,148, definite-intangible assets of $2,200, liabilities of $884 and goodwill of $1,327. The estimated fair values of acquired assets and liabilities are preliminary in nature and subject to adjustments, which are not expected to be material. The purpose of the acquisition was to expand the scope and nature of the Company’s service offerings, add additional team members with important skillsets, and realize synergies. The transaction costs associated with this acquisition were $102, which included the issuance of 25,000 unrestricted common shares valued at $39, and are included in general and administrative expenses on the unaudited condensed consolidated statements of operations. The acquisition was not material to the unaudited condensed consolidated financial statements.

In the first quarter of 2019, the Company acquired a business that connects new homebuyers to utility companies, for aggregate consideration of $479 which included definite-lived intangible assets of $340, net liabilities of $830 and goodwill of $969. The purpose of the acquisition was to expand the scope and nature of the Company’s product and service offerings, obtain new customer acquisition channels, add additional team members with important skillsets, and realize synergies. The transaction costs associated with this acquisition were $123 and are included in general and administrative expenses on the unaudited condensed consolidated statements of operations. The acquisition was not material to the unaudited condensed consolidated financial statements.

In the second quarter of 2019, the Company disposed of American Defense Systems (“ADS”). As a part of the transaction, the Company received 50,000 shares of Porch’s common stock. The Company recorded a $4,508 loss upon disposal in loss on divestiture of businesses in the unaudited condensed consolidated statements of operations for the nine months ended September 30, 2019.

10. Commitments and Contingencies

From time to time the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the unaudited condensed financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

10. Commitments and Contingencies (cont.)

Cases under Telephone Consumer Protection Act

The Company and an acquired entity, GoSmith.com, are subject to over a dozen legal proceedings alleging violations of the automated calling and/or Do Not Call restrictions of the Telephone Consumer Protection Act of 1991 (“TCPA”). Most of these actions have been commenced as mass tort actions by a single plaintiff’s law firm, requiring the Company to defend against the allegations in a variety of jurisdictions across the country rather than in a consolidated class action. As such, the Company has incurred and will continue to incur significant legal fees. These actions are generally at an early stage in the litigation process. It is not possible to determine the likelihood of an unfavorable outcome of these disputes, although it is reasonably possible that the outcome of these actions may be unfavorable. Further, it is not possible to estimate the range or amount of potential loss (if the outcome should be unfavorable). The Company intends to contest these cases vigorously.

Kandela, LLC v Porch.com, Inc.

On May 11, 2020, the owners of Kandela, LLC filed a breach of contract lawsuit against the Company related to the terms and achievement of an earnout agreement related to the acquisition of the Kandela business. This action is at an early stage in the litigation process and we are unable to determine the likelihood of an unfavorable outcome, although it is reasonably possible that the outcome may be unfavorable. The Company is unable to provide an estimate of the range or amount of potential loss (if the outcome should be unfavorable). The Company intends to contest this case vigorously.

11. Related Parties

In July 2020, the CEO and founder, entered into an agreement with another significant shareholder, that provides, upon consummation of the PTAC Merger Agreement, for a payment of $4,000 in cash and $9,500 in stock from the CEO to the other significant shareholder in connection with the Merger Agreement including the conversion of preferred stock to common stock. This transfer of $13,500 in consideration is expected to be accounted for as a deemed capital contribution from the CEO and founder to the Company and induced conversion of preferred stock into common stock immediately prior to the close of the PTAC Merger Agreement. The total consideration transferred will increase total net loss in determining net loss available to common shareholders. If the Merger Agreement is not consummated, the consideration is not required to be paid.

In 2019, the CEO and founder of the Company purchased convertible promissory notes with an aggregate original principal balance of $1,000.

In 2019, the Company sold ADS, its security system installation business, to the former owner of such business. See Note 9.

In 2019, the Company entered into an acquisition deferral agreement with the former owner of a business previously acquired by the Company on March 14, 2017. The existing agreement provided for payments of $931 on December 31, 2018, and $232 quarterly from June 14, 2019 through March 14, 2020. The amended payment schedule provides for monthly instalments of at least $100, as determined by the agreement, beginning in June 2019 and the balance shall be paid in full by December 31, 2021. In July 2020, the acquisition deferral agreement was further amended to provide for payment in full within 30 days of the Company consummating an equity financing transaction resulting in net cash proceeds of at least $75,000.

In 2019, convertible promissory notes having an aggregate original principal balance of $16,600 and accrued interest of $641 converted into 2,489,397 shares of Series B redeemable convertible preferred stock and warrants to purchase 149,364 shares of Series B redeemable convertible preferred stock. An existing investor affiliated with a member of the Board participated in this equity conversion and received 751,541 shares of Series B redeemable convertible preferred stock and warrants to purchase 45,092 shares of Series B redeemable convertible preferred stock.

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

11. Related Parties (cont.)

An immediate family member of the Company’s CEO and founder is a partner of a law firm retained by the Company. The Company purchased services from this law firm in the amounts of approximately $173 and $591 during the nine months ended September 30, 2020 and 2019, respectively. The amounts due to this law firm were $3,545 and $2,693 as of September 30, 2020 and December 31, 2019, respectively. The law firm received 72,193 shares of Series B Preferred and warrants to purchase 4,332 shares of Series B Preferred in 2018, which reduced the payable due to this firm by $500.

12. Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preferred stock to be participating securities. Net loss is attributed to common stockholders and participating securities based on their participation rights. Net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the holders of the redeemable convertible preferred stock do not have a contractual obligation to share in any losses.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of redeemable convertible preferred stock, stock options, restricted stock awards, convertible notes, and warrants. As the Company has reported losses for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

The following table sets forth the computation of the Company’s basic and diluted net loss attributable per share to common stockholders for the nine months ended September 30, 2020 and 2019:

	2020	2019
Numerator:
Net loss attributable to common stockholders	$(33,548)	$(82,839)

Denominator:
Shares used in computing net loss attributable per share to common stockholders, basic and diluted	23,228,545	21,557,292
Net loss attributable per share to common stockholders:
Basic and diluted	$(1.44)	$(3.84)

The following table discloses securities that could potentially dilute basic net loss per share in the future that were not included in the computation of diluted net loss per share because to do so would have been antidilutive for all periods presented:

	2020	2019
Stock options	16,853,105	16,276,507
Restricted stock units	4,425,641	—
Restricted stock awards	140,131	1,036,250
Redeemable convertible preferred stock	52,251,876	44,593,816
Convertible notes	3,951,700	8,197,533
Redeemable convertible preferred stock warrants	2,500,932	467,181
Common stock warrants	4,616,420	3,865,980

See Note 6 for additional information regarding convertible notes. See Note 7 for additional information regarding the terms of the redeemable convertible preferred stock and warrants. See Note 8 for additional information regarding stock options and restricted stock.

Porch.com, Inc. Notes to Unaudited Condensed Consolidated Financial Statements Nine Months Ended September 30, 2020 and 2019 (all numbers in thousands, except share amounts)

13. Subsequent Events

(a)     In October 2020, the Company received an additional $5,000 of loan proceeds from the convertible loan agreement with Cantor Fitzgerald Securities. See Note 9.

(b)    In November 2020, the Company entered into a Membership Interest Purchase Agreement with the selling member of a business that operates a call center based aggregator of transportation providers. Purchase consideration includes $100 in cash, $750 unsecured subordinated promissory note, and payoff of the seller’s outstanding line of credit of $150. In addition, 101,252 shares of the Company’s common stock was issued to the selling member at closing, of which 25% will vest immediately and 75% of the shares will vest over five years, subject to continued employment. The agreement also contains certain earnout provisions.

(c)     In October 2020, the Company entered into an Asset Purchase Agreement with a company operating as a home inspection software business. The Company issued 10,000 shares of common stock to the seller upon execution of definitive agreements. The purchase consideration at closing was $225 in cash and 64,469 shares of common stock. Additional consideration will be paid to the seller in the aggregate amount of up to $250 over the three-year anniversaries of the closing date, upon achievement of certain integration and business performance milestones.

The Company has evaluated subsequent events through November 16, 2020, which is the date these unaudited condensed financial statements were available to be issued.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PROPTECH ACQUISITION CORPORATION,

PTAC MERGER SUB CORPORATION,

PORCH.COM, INC.

AND,

IN HIS CAPACITY AS THE HOLDER REPRESENTATIVE,

Joe HanAuer

DATED AS OF JULY 30, 2020

Annex A-i

Annex A-ii

EXHIBITS

Exhibit A	Form of Support Agreement
Exhibit B	Form of Registration Rights Agreement
Exhibit C	Conversion Written Consent
Exhibit D	Form of Letter of Transmittal
Exhibit E	Form of Written Consent — Pre-Closing Holders
Exhibit F	Working Capital Calculation
Exhibit G	Form of Certificate of Merger
Exhibit H	Form of Warrant Cancelation Agreement
Exhibit I	Executed Subscription Agreements
Exhibit J	Form of Governing Documents of PTAC
Exhibit K	Cash Consideration Adjustment Schedule

Annex A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 30, 2020, is made by and among PropTech Acquisition Corporation, a Delaware corporation (“PTAC”), PTAC Merger Sub Corporation, a Delaware corporation, a wholly-owned Subsidiary of PTAC (“Merger Sub”), Porch.com, Inc., a Delaware corporation (the “Company”), and Joe Hanauer, in his capacity as the representative of all Pre-Closing Holders (the “Holder Representative”). PTAC, Merger Sub, the Company and the Holder Representative shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, (a) PTAC is a blank check company incorporated as a Delaware corporation on July 31, 2019 and incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses and (b) Merger Sub is, as of the date hereof, a wholly-owned Subsidiary of PTAC that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of PTAC, PTAC is required to provide an opportunity for its shareholders to have their outstanding PTAC Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the PTAC Shareholder Approval;

WHEREAS, subject to the terms and conditions of this Agreement, and in accordance with Section 251 of the Delaware General Corporation Law, as amended (the “DGCL”), at the Closing, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease, and the Company will be the surviving company and a wholly-owned subsidiary of PTAC, and, upon the Effective Time (as defined below) of the Merger (as defined below), all shares of Company Stock (as defined below) will be converted into the right to receive the consideration set forth in Article 2 of this Agreement;

WHEREAS, concurrently with the execution of this agreement, certain Pre-Closing Holders are entering into voting and support agreements with PTAC, each substantially in the form attached hereto as Exhibit A (“Support Agreements”);

WHEREAS, concurrently with the execution of this Agreement, PTAC is entering into subscription agreements (collectively, the “Subscription Agreements”), with certain investors (collectively, the “PIPE Investors”) pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase, and PTAC has agreed to issue and sell to the PIPE Investors, an aggregate number of PTAC Class A Shares set forth in the Subscription Agreements in exchange for an aggregate purchase price of $150,000,000.00 on the Closing Date, on the terms and subject to the conditions set forth therein (such aggregate purchase price, the “PIPE Financing Amount”, and such equity financing hereinafter referred to as the “PIPE Financing”);

WHEREAS, in connection with the transactions contemplated by this Agreement, PTAC shall file a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a proxy statement of PTAC (the “Registration Statement/Proxy Statement”) and it is a condition to the consummation of the transactions contemplated by this Agreement that the PTAC Shareholder Approval has been obtained;

WHEREAS, as of the date of this Agreement and immediately prior to giving effect to the transactions contemplated by this Agreement, Sponsor owns, and shall own, 4,187,500 PTAC Class B Shares and 5,700,000 PTAC Warrants (the “Sponsor Warrants”);

WHEREAS, at the Closing, PTAC, Sponsor, and certain Pre-Closing Holders shall enter into a registration rights agreement, substantially in the form attached hereto as Exhibit B (the “Registration Rights Agreement”);

WHEREAS, the board of directors of PTAC has (a) approved this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, acceptance of the transactions contemplated by this Agreement (including the Merger) and the Ancillary Documents and the approval of this Agreement and the Ancillary Documents by the holders of PTAC Shares entitled to vote thereon;

Annex A-1

WHEREAS, the board of directors of the Company has (a) approved this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, the approval of this Agreement and the Ancillary Documents and acceptance of the transactions contemplated hereby and thereby (including the Merger) by the holders of Company Stock entitled to vote thereon;

WHEREAS, the board of directors of Merger Sub has (a) approved this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby (including the Merger), and (b) recommended, among other things, the approval of this Agreement and the Ancillary Documents and acceptance of the transactions contemplated hereby and thereby (including the Merger) by PTAC, in its capacity as the sole stockholder of Merger Sub;

WHEREAS, in connection with PTAC’s and Merger Sub’s entry into this Agreement, certain Pre-Closing Holders who, collectively, hold at least: (i) a majority of the Company Preferred Stock and (ii) a majority of Series B Company Preferred Stock then outstanding have executed and delivered to the Company an irrevocable written consent in the form set forth on Exhibit C (the “Conversion Written Consent”) in order to effect a conversion of all of the Company Preferred Stock to Common Stock of the Company in accordance with Section 5.1 of the Fourth Amended and Restated Certificate of Incorporation of Porch.com, Inc. (the “Company Charter”) with a Mandatory Conversion Time (as defined in the Company Charter) to be conditioned upon the satisfaction of the conditions set forth in Article 6 (other than those which will be satisfied or waived as of the Closing) or waiver of such conditions in accordance therewith and will occur on the Closing Date but prior to the Effective Time and prior to the execution and delivery of the Written Consent (the “Company Preferred Conversion”);

WHEREAS, subject to the terms set forth herein, the Holder Representative shall serve as the representative of the Pre-Closing Holders (as defined below); and

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitute, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and (b) the Merger shall constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

Article 1
CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“$18 Earn Out Shares” has the meaning set forth in Section 2.6(a)(i).

“$20 Earn Out Shares” has the meaning set forth in Section 2.6(a)(ii).

“$22 Earn Out Shares” has the meaning set forth in Section 2.6(a)(iii).

“280G Approval” has the meaning set forth in Section 5.20.

“Accounting Principles” means GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Group Companies in the preparation of the latest audited Financial Statements.

“Accrued Income Taxes” means an amount (which shall not be less than zero in any jurisdiction or for any standalone taxpaying entity) equal to the sum of all accrued but unpaid income Tax liabilities of the Company or any Subsidiary (whether or not yet due and payable), attributable to any taxable period (or portion thereof) that ends on or prior to the Closing Date, which, for the avoidance of doubt, shall not include any Tax liability accrued with respect to book/tax timing differences or any deferred Tax liability or reserve for Taxes (including any amount that would be reserved under ASC 740 or ASC 450 in accordance with GAAP), determined (i) in accordance with the

Annex A-2

applicable past practices of the Company or applicable Subsidiary, except as required by applicable Law, (ii) by including in taxable income any adjustment pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Tax Law) and any deferred revenue (to the extent such deferred revenue liabilities (a) were taken into account in Closing Date Indebtedness or the Debt-Like Items Amount or (b) actually reduced the Closing Merger Consideration pursuant to clauses (f) or (g) of the definition thereof) that in each case would not otherwise be included in taxable income on or prior to the Closing Date, and (iii) by including the sum of the installment payments of the Company and its Subsidiaries due under Section 965(h) of the Code.

“Acquisition Amounts” means, in the event the Company, at any time during the period beginning on the date of this Agreement and ending prior to the Effective Time, directly or indirectly, consummates any of the following transactions, in each case, with a Person other than any Pre-Closing Holder or their Affiliates: (a) acquisition by means of merger, consolidation, reorganization or other similar business combination transaction, of a majority of the outstanding equity interests of another such Person, (b) a minority investment in another such Person, and/or (c) acquisition of all or substantially all of the assets of another such Person, in each case, solely with respect to the identified entities set forth in Section 5.1(b)(ii) of the Company Schedules and in compliance with the terms set forth thereof (including the maximum purchase price payable with respect to any individual transaction and all such transactions in the aggregate) (each such transaction, an “Approved Acquisition Target”), then an amount equal to (i) the aggregate amount of cash and cash equivalents of the Company paid as the purchase price for such Approved Acquisition Target, plus (ii) the aggregate amount of any Indebtedness incurred by the Company to fund the purchase price for such Approved Acquisition Target to the extent such incurred Indebtedness is treated as Closing Date Indebtedness hereunder for purposes of calculating the Closing Merger Consideration.

“Acquisition Proposal” has the meaning set forth in Section 5.8(a).

“Additional PTAC SEC Reports” has the meaning set forth in Section 4.8.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. Law relating to income Tax).

“Aggregate Cash Consideration” has the meaning set forth in Section 2.2(c).

“Aggregate PTAC Transaction Proceeds” means an amount equal to the sum of (a) the cash proceeds to be received by PTAC at Closing from the Trust Account in connection with the transactions contemplated hereby (after, for the avoidance of doubt, giving effect to the PTAC Shareholder Redemption) and (b) the cash proceeds to be received by PTAC at Closing in respect of the PIPE Financing or any Alternative PIPE Financing or any other additional third party financing pursuant to Section 5.7(b).

“Aggregate Stock Consideration” has the meaning set forth in Section 2.2(c).

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Allocation Schedule” has the meaning set forth in Section 2.2(f).

“Alternative PIPE Financing” has the meaning set forth in Section 5.7(b).

“Alternative Subscription Agreement” has the meaning set forth in Section 5.7(b).

“Alternative Transaction Structure” has the meaning set forth in Section 5.6(a)(iv).

“Approved Revisions” means changes to Section 3.2(a) or Section 3.2(b) of the Company Schedules specifically identified in the Closing Statement: (i) that do not increase the number of or change the terms of any of the Company Restricted Shares, Company Options or Company RSUs that will be converted into PTAC Restricted Shares, PTAC Options or PTAC RSUs pursuant to Section 2.2(b), (ii) that do not, and would not, cause the Company

Annex A-3

Preferred Conversion to have been fully effected by the Conversion Written Consent, (iii) that do not, and would not, cause the Company Shares subject to Support Agreements to reflect either (x) less than those needed to effect the Required Company Shareholder Approval or (y) less than those set forth in the schedules or exhibits to the executed Support Agreements (on an as-converted basis) delivered as of the date hereof, (iv) that do not reflect any obligations binding upon the Surviving Corporation other than as expressly set forth in this Agreement, (v) that do not increase in any way the Total Merger Consideration or (vi) that are not otherwise material in any respect.

“Ancillary Documents” means this Agreement, the Subscription Agreement, the Registration Rights Agreement, each Support Agreement, each Letter of Transmittal, each Warrant Cancelation Agreement and each other agreement, document, instrument and/or certificate contemplated by this Agreement to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively: (a) the U.S. Foreign Corrupt Practices Act (FCPA); (b) the UK Bribery Act 2010; and (c) any other anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering.

“Applicable Company Stock Percentage” means, with respect to any Supporting Pre-Closing Holder, the quotient (represented as a percentage) of which (i) the number of shares of Company Common Stock set forth in the schedule to the Support Agreement (following the Company Preferred Conversion) delivered by such Supporting Pre-Closing Holder is the numerator and (ii) the total number of shares of Company Stock (calculated on an as-converted basis) held by all Pre-Closing Holders is the denominator.

“Audited Financials” has the meaning set forth in Section 3.4(a)(i).

“Beneficially Own” and correlative terms such as “Beneficial Ownership” shall have the meaning set forth in Rule 13d-3 under the Exchange Act and shall be calculated in accordance therewith.

“Business” means the business of, directly or indirectly, providing software and services to home service industries, including home inspection, security, insurance, moving, utility, contractor and other home improvement services, and other ancillary services related thereto (including referral services), and all other businesses conducted currently by any Group Company.

“Business Combination Proposal” has the meaning set forth in Section 5.10.

“Business Data” means all business information and all Personal Data (whether of employees, contractors, consultants, customers, consumers, or other Persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Company IT Systems.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York or Seattle, Washington are open for the general transaction of business.

“Business Intellectual Property” has the meaning set forth in Section 3.13(a).

“Canceled Warrants” has the meaning set forth in Section 2.2(a).

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on March 27, 2020.

“Cash” means, as of the Measurement Time, the consolidated cash balances and cash equivalents of the Company and its Subsidiaries, determined in accordance with the Accounting Principles, which amount shall (i) be reduced by bank overdrafts and outstanding uncleared checks, drafts and wire transfers made by the Company or any Subsidiary to any Person other than the Company or any wholly-owned Subsidiary, (ii) be reduced by Restricted Cash, (iii) be increased by checks and drafts for the benefit of the Company or any wholly-owned Subsidiary which have been received by the Company or any wholly-owned Subsidiary but not yet cleared, in each case as of the Measurement Time, (iv) be increased by any Acquisition Amounts and (v) be increased by any Company Expenses that have been prepaid by the Company as of the Measurement Time, provided that Cash will not include any cash balances or cash equivalents (including any restricted cash) of any Approved Acquisition Target (whether or not consolidated with the Company and its Subsidiaries).

Annex A-4

“Cash Funding Amount” has the meaning set forth in Section 2.3(a).

“CBA” has the meaning set forth in Section 3.14(f).

“Certificate of Merger” has the meaning set forth in Section 2.1(a).

“Certificates” has the meaning set forth in Section 2.3(c).

“Closing” has the meaning set forth in Section 2.1(c).

“Closing Cash” means, as of the Measurement Time, the consolidated cash balances and cash equivalents of the Company and its Subsidiaries, determined in accordance with the Accounting Principles, which amount shall (i) be reduced by bank overdrafts and outstanding uncleared checks, drafts and wire transfers made by the Company or any Subsidiary to any Person other than the Company or any wholly-owned Subsidiary, (ii) be reduced by Restricted Cash, and (iii) be increased by checks and drafts for the benefit of the Company or any wholly-owned Subsidiary which have been received by the Company or any wholly-owned Subsidiary but not yet cleared, in each case as of the Measurement Time.

“Closing Company Audited Financial Statements” has the meaning set forth in Section 3.4(c).

“Closing Date” has the meaning set forth in Section 2.1(c).

“Closing Date Indebtedness” means the amount of Indebtedness of the Group Companies existing as of the Measurement Time.

“Closing Filing” has the meaning set forth in Section 5.4(b).

“Closing Merger Consideration” means (a) $471,500,000.00, less (b) Closing Date Indebtedness, plus (c) the Cash, less (d) the Unpaid Alternative Transaction Expenses, plus (e) the Excess PTAC Transaction Expenses, minus (f) the amount, if any, by which the Net Working Capital is less than the Target Net Working Capital, plus (g) the amount, if any, by which the Net Working Capital is greater than the Target Net Working Capital, less (h) the Debt-Like Items Amount.

“Closing Press Release” has the meaning set forth in Section 5.4(b).

“Closing Price” means, on any day of determination, the closing price on Nasdaq for a PTAC Common Share.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Charter” has the meaning set forth in the recitals.

“Company Common Share” has the meaning set forth in Section 2.2(a).

“Company Common Stock” means the common stock of the Company, $0.01 par value per share.

“Company Common Stock Warrants” means the warrants issued by the Company to purchase Company Common Stock.

“Company D&O Tail Policy” has the meaning set forth in Section 5.5(c).

“Company Deal Communications” has the meaning set forth in Section 8.20(c).

“Company Directors” has the meaning set forth in Section 5.18(c).

“Company Equity Plan” means the Company’s 2012 Equity Incentive Plan, and each other plan that provides for the award of rights of any kind to receive Equity Securities of any Group Company or benefits measured in whole or in part by reference to Equity Securities of any Group Company.

Annex A-5

“Company Expenses” means, without duplication, the aggregate amount payable by any Group Company that is unpaid as of any time of determination, for (a) out-of-pocket fees, costs and expenses incurred in connection with the negotiation, preparation or execution of the letter of intent between PTAC and the Company and this Agreement or any Ancillary Documents and the consummation of the transactions contemplated hereby and thereby (including the fees and expenses of outside legal counsel (including, for the avoidance of doubt, Sidley Austin LLP and Dorsey & Whitney LLP)), accountants (including, for the avoidance of doubt, EY and Traverse LLC, advisors, investment bankers (including, for the avoidance of doubt, Houlihan Lokey Capital, Inc. and Financial Technology Partners, LP), brokers, consultants or other agents (including, for the avoidance of doubt, to perform any compensation studies)), (b) the cost of the Company D&O Tail Policy to be obtained pursuant to Section 5.5, (c) the costs and expenses of any consultant or advisor engaged to prepare a compensation study in connection with implementation of the New Incentive Plan, (d) the filing fee to be paid pursuant to the HSR Act, (e) the filing fee to be paid for the Registration Statement/ Proxy Statement, and (f) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company, or the Pre-Closing Holders pursuant to this Agreement or any Ancillary Document, in each case as of such determination time.

“Company Fundamental Representations” means the representations and warranties set forth in Sections 3.1(a) and (b) (Organization and Qualification), 3.2(a) through (e) (Capitalization of the Company), 3.3 (Authority), 3.5(i) and (iii) (No Violations) and 3.19 (Brokers).

“Company IT Systems” means all computer systems, Software (including Company Products) and hardware, communication systems, servers, and all other information technology or network equipment and related items of automated, computerized or Software systems, and related documentation, in each case, relied on, owned, licensed or leased by a Group Company.

“Company Material Adverse Effect” means any change, event, effect, development or occurrence that, individually or in the aggregate with any other change, event, effect, development or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the condition (financial or otherwise), business, assets, or results of operations of the Group Companies, taken as a whole, or (b) the ability of any Group Company to timely perform any of its or their respective covenants or obligations under this Agreement or any Ancillary Document or to consummate the transactions contemplated hereby or thereby; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur: any adverse change, event, effect, development or occurrence from or related to (i) conditions affecting the United States or the global economy generally or any material worsening of such conditions threatened or existing as of the date of this Agreement, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack or any material worsening of such conditions threatened or existing as of the date of this Agreement, (iii) changes in conditions of the financial, banking or securities markets generally or any material worsening of such conditions threatened or existing as of the date of this Agreement (including (w) any disruption of any of the foregoing markets, (x) any change in currency exchange rates, (y) any decline or rise in the price of any security, commodity, contract or index and (z) any increased cost, or decreased availability, of capital or pricing or terms related to any financing for the transactions contemplated by this Agreement), (iv) changes in any applicable Laws or GAAP (or authoritative interpretation of GAAP), (v) any change, event, effect, development or occurrence that is generally applicable to the industries or markets in which the Group Companies operate, (vi) the public announcement or pendency or consummation of the transactions contemplated by this Agreement (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5 to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) the taking of any action expressly required to be taken by the terms and conditions of this Agreement by the Company (other than as set forth in Section 5.1(a)), (viii) any failure, in and of itself, by the Group Companies to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period ending before, on or after the date of this Agreement (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vii)), (ix) the effects of any hurricane, tornado, flood, earthquake, tsunami, natural disaster, acts of God, epidemics, disease outbreaks, pandemics (including, for the avoidance of doubt, any effect resulting from, arising in connection with or otherwise related to COVID-19), public health emergencies,

Annex A-6

widespread occurrences of infectious diseases or other comparable events; (x) any loss of customers, suppliers, orders, Contracts or other business relationships resulting from, or in connection with, COVID-19, or (xi) the matters set forth on Section 3.8(a) of the Company Schedules (and excluding any items not specifically set forth thereon and excluding any matters which may otherwise be deemed disclosed pursuant to Section 8.8) but only to the extent expressly set forth thereon; provided, however, that any change, event, effect, development or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect, development or occurrence has a disproportionate effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in the geographies in which the Group Companies operate.

“Company Option” means any option to purchase Company Common Stock granted pursuant to a Company Equity Plan.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any Group Company.

“Company Preferred Conversion” has the meaning set forth in the recitals.

“Company Preferred Share” has the meaning set forth in Section 2.2(a).

“Company Preferred Stock” means the preferred stock, par value $0.01 per share, of the Company, and consisting of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series Seed Preferred Stock.

“Company Preferred Stock Warrants” means the warrants issued by the Company to purchase Company Preferred Stock.

“Company Products” means all Software and other products, excluding any of the foregoing currently in development from which any of the Group Companies are currently deriving revenue from the sale, license, maintenance or other provision thereof.

“Company Registered Intellectual Property” means all of the following owned by, or filed by or in the name of, any Group Company: issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered copyrights, and pending applications for registration of copyrights.

“Company Restricted Shares” means Company Common Shares and shares of Company Preferred Stock that are subject to vesting, repurchase or other lapse restrictions granted pursuant to a Company Equity Plan or an individual restricted stock purchase agreement.

“Company RSUs” means any award of restricted stock units with respect to shares of Company Common Stock granted pursuant to a Company Equity Plan.

“Company Sale” means (i) any transaction or series of related transactions that results in any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) acquiring Equity Securities that represent more than 50% of the total voting power of PTAC or (ii) a sale or disposition of all or substantially all of the assets of PTAC and its Subsidiaries on a consolidated basis, in each case other than a transaction or series of related transactions which results in at least 50% of the combined voting power of the then outstanding voting securities of PTAC (or any successor to PTAC) immediately following the closing of such transaction (or series of related transactions) being Beneficially Owned, directly or indirectly, by individuals and entities (or Affiliates of such individuals and entities) who were the Beneficial Owners, respectively, of at least 50% of the Equity Securities of PTAC immediately prior to such transaction (or series of related transactions).

“Company Sale Price” means the price per share for one (1) PTAC Common Share in a Company Sale, inclusive of any escrows, holdbacks or fixed deferred purchase price, but exclusive of any contingent deferred purchase price, earnouts or the like and assuming the maximum of such amounts will be paid. If and to the extent the price is payable in whole or in part with consideration other than cash, the price for such non-cash consideration shall be determined as follows: (i) with respect to any securities: (A) the average of the closing prices of the sales of the securities on all securities exchanges on which the securities may at the time be listed, or, if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges

Annex A-7

at the end of such day, or, if on any day such securities are not so listed, the average of the representative bid and asked prices quoted in the Nasdaq system as of 4:00 P.M., New York time, or, if on any day such securities are not quoted in the Nasdaq system, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau Incorporated, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which such value is being determined and the 20 consecutive business days prior to such day or (B) if at any time the securities are not listed on any securities exchange or quoted in the Nasdaq system or the over-the-counter market, the value of each such security shall be equal to the fair value thereof as of the date of valuation as determined by an independent, nationally recognized investment banking firm to be appointed with the mutual approval of the Sponsor and the Holder Representative on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant (and giving effect to any transfer Taxes payable in connection with such sale) and (ii) with respect to any other non-cash assets, the fair value thereof as of the date of valuation as determined by an independent, nationally recognized investment banking firm to be appointed with the mutual approval of the Sponsor and the Holder Representative on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant (and giving effect to any transfer Taxes payable in connection with such sale).

“Company Schedules” means the disclosure schedules to this Agreement delivered to PTAC by the Company on the date hereof.

“Company Shareholder Agreements” means each of Contracts set forth on Section 1.1(a) of the Company Schedules.

“Company Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Stockholder Package” has the meaning set forth in Section 5.16(b).

“Company Warrants” means the Company Common Stock Warrants and the Company Preferred Stock Warrants.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated February 19, 2020, by and between PTAC and the Company.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Constituent Corporations” has the meaning set forth in Section 2.1(a).

“Contracts” means any agreement, contract, license, lease, obligation, undertaking or other commitment, understanding or arrangement, whether written or oral, that is legally binding upon a Person or any of his, her, or its properties or assets.

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition).

“COVID-19 Changes” has the meaning set forth in Section 5.1(a).

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

“D&O Persons” has the meaning set forth in Section 5.5(a).

“Data” means data, databases, data repositories, data lakes and collections of data.

“Data Privacy and Security Requirements” means, collectively, all of the following to the extent relating to the Processing of Personal Data or otherwise relating to privacy, security, or data breach notification requirements and applicable to any Group Company, to the conduct of the Business, or to any of the Company IT Systems or any Business Data: (i) the Group Companies’ own rules, policies, and procedures; (ii) all applicable laws, rules and regulations (including, as applicable, the General Data Protection Regulation (GDPR) (EU) 2016/679) and the

Annex A-8

California Consumer Privacy Act (2020); (iii) industry standards applicable to the industry in which the Business operates (which shall include, if applicable, the Payment Card Industry Data Security Standard (PCI DSS)); and (iv) contracts into which any Group Company has entered or by which they are otherwise bound.

“Debt-Like Items Amount” means $10,257,575.94.

“DGCL” has the meaning set forth in the recitals to this Agreement.

“Dissenting Shares” has the meaning set forth in Section 2.2(g).

“Dissenting Stockholder” has the meaning set forth in Section 2.2(g).

“Earn Out Period” means the date that is thirty six (36) months following the Closing Date.

“Earn Out Shares” has the meaning set forth in Section 2.6(a).

“Effective Time” has the meaning set forth in Section 2.1(c).

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), each pension, retirement, profit-sharing, savings, health, welfare, bonus, incentive, commission, stock option, equity or equity-based, deferred compensation, severance, retention, accident, disability, employment, change of control, stock purchase, restricted stock, separation, consulting, vacation paid time off, fringe benefit and each other benefit or compensatory plan, program, policy or Contract that any Group Company maintains, sponsors or contributes to, is required to contribute to or under or with respect to which any Group Company has any Liability, other than any plan sponsored or maintained by a Governmental Entity.

“Employee Earn Out Recipient” has the meaning set forth in Section 2.2(b)(i).

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety.

“Equity Right” has the meaning set forth in Section 3.2(a).

“Equity Securities” means, with respect to any Person, any share, share capital, capital stock, partnership, membership, joint venture or similar interest in such Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Excess Awards” has the meaning set forth in Section 5.1(b)(v).

“Excess PTAC Transaction Expenses” means the amount of PTAC Transaction Expenses as of the Measurement Time minus $10,000,000; provided however, that in no event shall the amount of Excess PTAC Transaction Expenses be less than zero (0).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.3(a).

“Exchange Agent Agreement” means a paying and exchange agent agreement, in form and substance reasonably acceptable to PTAC and the Company.

“Federal Securities Laws” means U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“Former Employee Earn Out Recipient” has the meaning set forth in Section 2.6(c).

“Fraud” means common law fraud.

“GAAP” means generally accepted accounting principles in the United States of America.

Annex A-9

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, and the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.

“Governmental Entity” means any United States or non-United States (a) transnational, federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private) or commission.

“Group Companies” means, collectively, the Company and its Subsidiaries.

“Group Company” means, individually, any of the Group Companies.

“Group Company Permits” has the meaning set forth in Section 3.6.

“Hazardous Substance” means any substance, material, or waste which is regulated by, or may give rise to Liability or standards of conduct pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, mold, radon, noise, odor, or radiation.

“Holder Representative” has the meaning set forth in the introductory paragraph to this Agreement.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, all amounts arising under any obligations of such Person and its Subsidiaries (on a consolidated basis) for, or in respect to, (a) indebtedness for borrowed money or indebtedness issues or incurred in substitution or exchange for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations (contingent or otherwise) for the deferred purchase price of property, assets or a business, including “earn-outs”, “seller notes”, contingent or deferred consideration or purchase price adjustments (but, with respect to the Group Companies, excluding any trade payables and amounts related to deferred accrued acquisition compensation), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, (f) indebtedness evidenced by letters of credit, assurances against loss, bankers’ acceptances or surety bonds (in each case, only to the extent drawn or cash collateralized prior to the Closing Date), (g) unfunded or underfunded Liabilities under any defined benefit pension, supplemental retirement or post-employment welfare plan or arrangement, (h) with respect to the Group Companies, any and all liabilities for amounts that any Group Company has deferred pursuant to Section 2302 of the CARES Act, (i) with respect to the Group Companies, Accrued Income Taxes, (j) any stay, retention, transaction, change of control or other similar bonuses, compensation or amounts paid or payable solely in connection with the consummation of the transactions contemplated hereby (including the employer portion of any employment, withholding, payroll, social security, unemployment or similar Taxes imposed on such amounts, without duplication of any amounts taken into account under clause (j)), (k) with respect to PTAC, any Affiliate payables or amounts payable to any Affiliate under any management or similar agreement or pursuant to termination of any Contract with any Affiliate Contract at Closing or with respect to the Company, any payables under any Pre-Closing Holder Related Party Transactions or any amounts payable to any Affiliate under any management or similar agreement or pursuant to the termination of any Pre-Closing Holder Related Party Transactions, (l) the items identified in Section 1.1(b) (Identified Indebtedness) of the Company Schedules and (m) any of the obligations of any other Person of the type referred to in clauses (a) through (l) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person, and with respect to clauses (a) through (m), including all accrued and unpaid interest, fees, expenses and other payment obligations (including any prepayment penalties, premiums, costs, breakage or other amounts payable upon the

Annex A-10

discharge thereof) arising under or in respect of such Indebtedness; provided that Indebtedness shall not include the Liabilities arising with respect to the Management Carve-Out Plan or as otherwise set forth on Section 1.1(c) (Excluded Indebtedness) of the Company Schedules or any Indebtedness of any Approved Acquisition Target (whether or not consolidated with the Company and its Subsidiaries).

“Independent Director” means any director of a corporation who meets the requirements of “independent director” for all purposes under the rules and regulations of the SEC and the Nasdaq.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes and extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing, (collectively, “Marks”); (c) copyrights and works of authorship, database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing; (d) trade secrets, know-how and confidential and proprietary information, processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, financial and marketing plans and customer and supplier lists and information, formulae, algorithms, compositions, industrial models, architectures, plans, proposals, technical data, source code (collectively, and together with Data, “Trade Secrets”); (e) any of the foregoing rights in clauses (a) through (d) in Software or other technology; (f) any of the foregoing rights in clauses (a) through (d) in Data, data classifications and data analysis, enrichment, measurement and management tools; and (i) and all copies and tangible embodiments of any item reference in any of clauses (a) through (f) (in whatever form or medium).

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Investment Company Act” means the Investment Company Act of 1940.

“IPO” has the meaning set forth in Section 8.19.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Latest Balance Sheet” has the meaning set forth in Section 3.4(a)(i).

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Leased Real Property” has the meaning set forth in Section 3.18(b).

“Letter of Transmittal” means a letter of transmittal substantially in the form attached hereto as Exhibit D.

“Liability” or “liability” means any liability, debt, obligation, deficiency, interest, Tax, penalty, fine, demand, judgment, claim, cause of action or other loss, cost or expense of any kind or nature whatsoever, whether asserted or unasserted, whether or not contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, and whether due or become due and regardless of when asserted.

“Lien” means any mortgage, pledge, security interest, encumbrance, financing statement, lien, license or sub-license, charge, trust, option, warrant, purchase right, preemptive right, right of first offer or refusal, easement, servitude, restriction (whether voting, transfer or otherwise), encroachment or other similar encumbrance of any kind or nature whatsoever.

“Malicious Code” has the meaning set forth in Section 3.20(a).

“Management Carve-Out Plan” means a set of cash bonuses payable at the Closing in an amount not to exceed $5,000,000 to be approved by the board of directors of the Company in the thirty (30) day period following the date hereof to be awarded to current employees of the Group Companies.

Annex A-11

“Marks” has the meaning set forth in the definition of Intellectual Property.

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Measurement Time” means 12:01 a.m. ET on the Closing Date.

“Merger” has the meaning set forth in Section 2.1(a).

“Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.

“Merger Sub Sole Stockholder Approval” means the approval of PTAC, in its capacity as the sole stockholder of Merger Sub, of this Agreement, the Ancillary Documents, and the transactions contemplated hereby and thereby (including the Merger).

“Minimum Cash Condition” has the meaning set forth in Section 6.3(d).

“Multiemployer Plan” has the meaning set forth in Section (3)37 or Section 4001(a)(3) of ERISA.

“Nasdaq” means the Nasdaq Capital Market.

“Net Cash” means an amount equal to: (a) the Aggregate PTAC Transaction Proceeds, plus (b) the Closing Cash, minus (c) the Paid-Off Indebtedness (as designated in accordance with Section 2.3(b) of the Company Schedules), minus (d) the aggregate amount of unpaid Company Expenses as of the Measurement Time, minus (e) the aggregate amount of PTAC Transaction Expenses as of the Measurement Time.

“Net Working Capital” means, without duplication, with respect to the Company and its Subsidiaries, as of the Measurement Time, (a) the consolidated current assets (excluding any Cash, or any income Tax assets or deferred tax assets (such as net operating losses), other than any refunds of overpayments of income Taxes actually receivable in cash in the current Tax period) of the Company and its Subsidiaries consisting of only the line items and adjustments set forth in the example calculation of Working Capital attached hereto as Exhibit F, minus (b) the consolidated current liabilities (but excluding (i) any amounts that are included as Unpaid Alternative Transaction Expenses or Indebtedness of the Group Companies, (ii) any Company Expenses, (iii) any income Tax liabilities, (iv) or Liabilities arising in connection with the Management Carve-Out Plan) consisting of only the line items and adjustments set forth in the example calculation of Working Capital attached hereto as Exhibit F, in each case, with such line items to be calculated in accordance with the Accounting Principles; provided that the calculation of Net Working Capital shall not include any current assets or current liabilities of any Approved Acquisition Target (whether or not consolidated with the Company and its Subsidiaries, and whether or not set forth in the example calculation as Exhibit F).

“New Incentive Plan” has the meaning set forth in Section 5.1.

“New Incentive Plan Size” means (i) fifteen percent (15%) of the aggregate number of PTAC Common Shares outstanding at Closing (but without inclusion of any Earn Out Shares), reduced by the sum of (ii) (A) the number of PTAC Common Shares, if any, that are subject to PTAC Options, PTAC RSUs or PTAC Restricted Shares into which Excess Awards are converted pursuant to Section 2.2(b) and (B) (i) an amount equal to the total Management Carve-Out Plan divided by (ii) the Redemption Value Price.

“NewCo” has the meaning set forth in Section 5.6(a)(iv).

“Nonparty Affiliate” has the meaning set forth in Section 8.13.

“Open Source Software” means any Software that is licensed pursuant to: (i) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL); and the Server Side Public License (SSPL) or (ii) any license to Software that is considered “free” or “open source software”, including by the Open Source Foundation or the Free Software Foundation.

Annex A-12

“Option Exchange Ratio” shall be a ratio, (i) the numerator of which shall be the Per Common Share Value and (ii) the denominator of which shall be the Redemption Value Price.

“Order” means any outstanding writ, order, judgment, injunction, settlement, decision, determination, award, ruling, subpoena, verdict or decree entered, issued, made or rendered by any Governmental Entity.

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property.

“Pay-Off Letters” has the meaning set forth in Section 5.21.

“PCAOB” means the Public Company Accounting Oversight Board.

“PCAOB Financials” has the meaning set forth in Section 5.17(a).

“Per Common Share Value” means (i) the aggregate value of the Closing Merger Consideration as allocated to the Pre-Closing Holders of Company Common Shares as set forth on the Allocation Schedule divided by (ii) the aggregate number of Company Common Shares held by the Pre-Closing Holders as set forth on the Allocation Schedule.

“Permits” means any approvals, authorizations, waivers, consents, clearances, licenses, registrations, permits or certificates of a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) statutory Liens for Taxes not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and, in each case, for which sufficient reserves have been established on the Financial Statements in accordance with GAAP, (c) encumbrances and restrictions of record on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not or would not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property or the operation of the business of the Group Companies, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Companies and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property or the operation of the business of the Group Companies, (e) non-exclusive licenses of Intellectual Property; (f) Liens which would not be or reasonably be expected to be material to the Group Companies, (g) Liens described on Section 1.1(d) of the Company Schedules, (h) other than with respect to Intellectual Property, any right, interest, Lien or title of a licensor, sublicensor, licensee, sublicensee, lessor or sublessor under any license, lease or other similar agreement or in the property being leased or licensed and (i) Liens on equity or debt securities resulting from applicable federal, state, provincial and other securities Laws.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other similar entity, whether or not a legal entity.

“Personal Data” means all data or information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household, including data or information otherwise subject to a Data Privacy and Security Requirement (including if it constitutes “personal information” or “personal data” or other equivalent term under applicable Data Privacy and Security Requirements).

“PIPE Financing” has the meaning set forth in the recitals to this Agreement.

“PIPE Financing Amount” has the meaning set forth in the recitals to this Agreement.

“PIPE Investors” has the meaning set forth in the recitals to this Agreement.

“Pre-Closing Holder Related Parties” has the meaning set forth in Section 3.19.

Annex A-13

“Pre-Closing Holder Related Party Transactions” has the meaning set forth in Section 3.19.

“Pre-Closing Holders” means all Persons who hold one or more Company Common Shares, Company Preferred Shares, Company Options, Company RSUs, Company Warrants or Company Restricted Shares immediately prior to the Effective Time.

“Pre-Closing PTAC Holders” means the holders of PTAC Shares at any time prior to the Closing.

“Prior Company Counsel” has the meaning set forth in Section 8.20(a).

“Prior PTAC Counsel” has the meaning set forth in Section 8.20(a).

“Privileged Company Deal Communications” has the meaning set forth in Section 8.20(c).

“Privileged PTAC Deal Communications” has the meaning set forth in Section 8.20(d).

“Proceeding” means any lawsuit, litigation, action, audit, demand, examination, hearing, claim, charge, complaint, audit, investigation, inquiry, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity or arbitrator.

“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, exchange, import, export, protection (including security measures), disposal, de-identification, sanitization, cleansing, sale or disclosure or other activity regarding Data (whether electronically or in any other form or medium).

“Prospectus” has the meaning set forth in Section 8.19.

“PTAC” has the meaning set forth in the introductory paragraph to this Agreement.

“PTAC Advised Parties” has the meaning set forth in Section 8.20(b).

“PTAC Board” has the meaning set forth in Section 5.18(a).

“PTAC Class A Shares” means, at all times prior to the Effective Time, PTAC’s Class A common stock, par value $0.001 per share.

“PTAC Class B Shares” means, at all times prior to the Effective Time, PTAC’s Class B common stock, par value $0.001 per share.

“PTAC Common Shares” means, at or at all times immediately following the Effective Time, the shares of common stock of PTAC.

“PTAC Deal Communications” has the meaning set forth in Section 8.20(d).

“PTAC Excluded Expenses” means, as of any determination time, without duplication, the aggregate amount payable by PTAC, the Sponsor or any of their respective Affiliates for (a) commitment fees, commissions, original issue discounts or other fees, costs and expenses (including out of pocket expenses) relating to the PIPE Financing and/or Alternative PIPE Financing and/or any other third party financing pursuant to Section 5.7(b) (including any backstop commitment or debt financing), and (b) fees, expenses or commissions payable to any financial advisor, consultant, broker or finder in connection with the evaluation or arrangement of any PIPE Financing and/or Alternative PIPE Financing, in each case, as of such determination time. For the avoidance of doubt, PTAC Excluded Expenses shall not include any Company Expenses or PTAC Transaction Expenses.

“PTAC Financial Statements” means all of the financial statements of PTAC included in the PTAC SEC Reports.

“PTAC Fundamental Representations” means the representations and warranties set forth in Sections 4.1 (Organization and Qualification), 4.2 (Authority), 4.3(i) and (iii) (No Violations), 4.4 (Brokers) and 4.7(a) (Capitalization of the PTAC Parties).

Annex A-14

“PTAC Material Adverse Effect” means any change, event, effect, development or occurrence that, individually or in the aggregate with any other change, event, effect, development or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of a PTAC Party to timely consummate the transactions by this Agreement or any Ancillary Document.

“PTAC Option” has the meaning set forth in Section 2.2(b)(i).

“PTAC Parties” means, collectively, PTAC and Merger Sub.

“PTAC Preferred Shares” means PTAC’s preferred stock, par value $0.001 per share.

“PTAC Restricted Shares” has the meaning set forth in Section 2.2(b)(iv).

“PTAC RSUs” has the meaning set forth in Section 2.2(b)(iii).

“PTAC Schedules” means the disclosure schedules to this Agreement delivered to the Company by PTAC on the date hereof.

“PTAC SEC Reports” has the meaning set forth in Section 4.8.

“PTAC Shareholder Approval” means the approval of each Transaction Proposal, at the PTAC Shareholders Meeting where a quorum is present, by the affirmative vote of holders of at least a majority of the votes cast by the Pre-Closing PTAC Holders present in person or represented by proxy at the PTAC Shareholders Meeting and entitled to vote on such matter.

“PTAC Shareholder Redemption” means the right of the holders of PTAC Class A Shares to redeem all or a portion of their PTAC Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in the Governing Documents of PTAC.

“PTAC Shareholders Meeting” has the meaning set forth in Section 5.10.

“PTAC Shares” means, collectively, the PTAC Class A Shares, the PTAC Class B Shares and the PTAC Preferred Shares.

“PTAC Transaction Expenses” means (i) the deferred underwriting fees in the amount of $6,037,500 in connection with PTAC’s initial public offering, (ii) the aggregate amount of out-of-pocket fees, commissions, costs and expenses payable by PTAC (whether or not invoiced) and which are unpaid as of the Measurement Time of outside legal counsel, accountants, advisors, investment bankers or consultants (including Kirkland & Ellis LLP, Cantor Fitzgerald & Co., CohnReznick LLP, Aon, plc, John Burns Real Estate Consulting and Chord Advisors) in connection with the negotiation, preparation, execution and performance of this Agreement or any Ancillary Document and the consummation of the transactions contemplated hereby and thereby, or (iii) to the extent not included in clauses (i) or (ii) of this definition, any Indebtedness for borrowed money of PTAC or its Subsidiaries as of the Measurement Time. Notwithstanding anything to the contrary contained herein, the PTAC Excluded Expenses, the PTAC Class B Shares and the PTAC Warrants shall not be considered PTAC Transaction Expenses.

“PTAC Warrants” means each warrant to purchase one (1) PTAC Class A Share at a price of $11.50 per share, subject to adjustment, as described in the PTAC SEC Reports.

“Public Distributions” has the meaning set forth in Section 8.19.

“Public Shareholders” has the meaning set forth in Section 8.19.

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which any Group Company leases or sub-leases any real property.

“Redemption Value Price” means (i) the aggregate amount of cash on deposit in the Trust Account (without giving effect to the PTAC Shareholder Redemption) as of two (2) Business Days prior to the Closing Date, including interest not previously released to PTAC to pay Taxes of PTAC divided by (ii) the total number of then issued and outstanding PTAC Class A Shares (without giving effect to the PTAC Shareholder Redemption).

“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.

Annex A-15

“Registration Statement/Proxy Statement” has the meaning set forth in the recitals to this Agreement.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, officers, employees, members, owners, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required Company Shareholder Approval” means the approval of the Merger Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby (including the Merger) by at least the number of Company Common Stock then outstanding following the consummation of the Company Preferred Conversion required pursuant to the DGCL, the Company’s Governing Documents and any other Contract to which the Company is party of otherwise bound.

“Restricted Cash” means restricted cash as determined in accordance with GAAP.

“Sanctions and Export Control Laws” means any Law in any part of the world related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom, or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Schedules and the PTAC Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Law” means Federal Securities Law and other applicable foreign and domestic securities or similar Laws.

“Security Incident” means any cyber or security incident that could have an impact on the security, confidentiality, integrity or availability of a Company IT System, (including any data Processed thereby or contained therein), any Trade Secret or any Business Data, including an occurrence that jeopardizes the confidentiality, integrity, or availability of Personal Data and requires notification to any person or governmental entity under applicable Data Privacy and Security Laws.

“Signing Filing” has the meaning set forth in Section 5.4(b).

“Signing Press Release” has the meaning set forth in Section 5.4(b).

“Software” shall mean any and all: (a) computer programs, including any and all software implementations of algorithms, applications, utilities, development tools, models, embedded systems and methodologies, whether in source code, object code or executable code; (b) Data; (c) descriptions, flowcharts and other work product used with or to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation related to any of the foregoing.

“Sponsor” means HC PropTech Partners I LLC.

“Sponsor Warrants” has the meaning set forth in the recitals to this Agreement.

“Stock Price Earn Out Statement” has the meaning set forth in Section 2.6(f).

“Subscription Agreements” has the meaning set forth in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests

Annex A-16

thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). For the avoidance of doubt, the entities on Section 1.1(e) of the Company Schedules shall not be considered Subsidiaries of the Company for any purpose. The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Support Agreement” has the meaning set forth in the recitals to this Agreement.

“Supporting Pre-Closing Holder” has the meaning set forth in Section 2.2(f).

“Surviving Corporation” has the meaning set forth in Section 2.1(a).

“Target Net Working Capital” means (negative $6,927,000).

“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, turnover, windfall profits, or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not.

“Tax Authority” means any Governmental Entity responsible for the imposition, collection or administration of Taxes or Tax Returns.

“Tax Proceeding” has the meaning set forth in Section 3.16(c).

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes required to be filed with any Governmental Entity.

“Termination Date” has the meaning set forth in Section 7.1(d).

“Total Merger Consideration” has the meaning set forth in Section 2.2(c).

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.

“Trading Day” means any day on which the PTAC Common Shares are actually traded on the principal securities exchange or securities market on which the PTAC Common Shares are then traded.

“Transaction Proposals” has the meaning set forth in Section 5.10.

“Transfer” means any direct or indirect sale, transfer, gift, assignment, pledge, encumbrance or other disposition of any interest (whether with or without consideration and whether voluntary, involuntary or by operation of Law).

“Triggering Event I” means if at any time following the Closing but prior to the expiration of the Earn Out Period, the Closing Price of the PTAC Common Shares is greater than or equal to $18.00 over any twenty (20) Trading Days within any thirty- (30-) consecutive Trading Day period.

“Triggering Event II” means if at any time following the Closing but prior to the expiration of the Earn Out Period, the Closing Price of the PTAC Common Shares is greater than or equal to $20.00 over any twenty (20) Trading Days within any thirty- (30-) consecutive Trading Day period.

“Triggering Event III” means if at any time following the Closing but prior to the expiration of the Earn Out Period, the Closing Price of the PTAC Common Shares is greater than or equal to $22.00 over any twenty (20) Trading Days within any thirty- (30-) consecutive Trading Day period.

“Triggering Events” shall mean collectively, Triggering Event I, Triggering Event II and Triggering Event III, and “Triggering Event” shall mean any one such individual event.

Annex A-17

“Trust Account” has the meaning set forth in Section 8.19.

“Trust Account Released Claims” has the meaning set forth in Section 8.19.

“Trust Agreement” has the meaning set forth in Section 4.9.

“Trustee” has the meaning set forth in Section 4.9.

“Underwater Warrant” means any Company Warrant where the exercise price of such Company Warrant is less than the Closing Merger Consideration allocated to such Company Warrant, as applicable, pursuant to the Allocation Schedule.

“Unpaid Alternative Transaction Expenses” means, as of the Measurement Time, all costs, fees, commissions and expenses incurred by or on behalf of any Group Company, any Pre-Closing Holder or other Person (to the extent payable or reimbursable by any Group Company) related to any Acquisition Proposal (whether or not invoiced, and including costs, fees, commissions and expenses of the nature set forth herein that are incurred or payable due to entry into this Agreement or Ancillary Document or consummation of the transactions contemplated hereby and thereby but result from any Acquisition Proposal whether or not such Acquisition Proposal is prior to, on or following the date hereof), including any process to evaluate any Acquisition Proposal and/or the preparation for and negotiation of any Acquisition Proposal, and including (a) the costs, fees and expenses of any counsel, accountant, advisor, investment banker or other similar third party, (b) any broker or finder’s fee paid or payable with respect to any Acquisition Proposal, and (c) any stay, retention, transaction, change of control or other bonuses, compensation, severance or amounts paid or payable by the Company or any Subsidiary in connection with any Acquisition Proposal (including, in each case, the employer portion of any employment, withholding, payroll, social security, unemployment or similar Taxes that are imposed on such amounts, without duplication of any amounts included in Indebtedness).

“Waived 280G Benefits” has the meaning set forth in Section 5.20.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988 as amended, as well as analogous applicable foreign, state or local Laws.

“Warrant Cancelation Agreement” has the meaning set forth in Section 2.3(c).

“Written Consent” has the meaning set forth in Section 5.16(a).

Article 2
PURCHASE AND SALE

Section 2.1 Merger; Closing.

(a) Upon the terms and subject to the conditions set forth in this Agreement, PTAC, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation (the “Merger”). The Merger shall be consummated in accordance with this Agreement and evidenced by a Certificate of Merger in substantially the form attached as Exhibit G (with such modifications, amendments or supplements thereto as may be required to comply with the DGCL, the “Certificate of Merger”) executed by Merger Sub and the Company in accordance with the relevant provisions of the DGCL, such Merger to be consummated as of the Effective Time. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL, as a wholly owned subsidiary of PTAC.

(b) At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the assets, properties rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the debts, liabilities, restrictions, disabilities, obligations and duties of each of the Constituent Corporations in accordance with the applicable provisions of the DGCL.

Annex A-18

(c) In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time (i) at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022 or (ii) by electronic exchange of executed documents, on the date which is three (3) Business Days after the first date on which all conditions set forth in Article 6 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as PTAC and the Company may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”. On the Closing Date, PTAC and the Company shall cause the Certificate of Merger to be executed and duly submitted for filing with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been accepted for filing by the Secretary of State of the State of Delaware or at such later time as may be agreed by PTAC and the Company in writing and specified in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

(d) At the Effective Time, the Governing Documents of Merger Sub shall be the Governing Documents of the Surviving Corporation, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(e) From and after the Effective Time, until successors are duly elected or appointed in accordance with applicable Law, (i) the initial directors of the Surviving Corporation shall be the individuals set forth on Section 2.1(e) of the PTAC Schedules and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

Section 2.2 Effect of the Merger; Allocation of Total Merger Consideration.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, (i) each share of (x) Company Common Stock (a “Company Common Share”) that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, Company Restricted Shares (which shall be treated in accordance with Section 2.2(b)(iv)), and shares of Company Stock, if any, held in the treasury of the Company, which treasury shares shall be canceled for no consideration as part of the Merger and shall not constitute “Company Common Shares” hereunder) shall be canceled and converted into and become the right to receive the applicable portion of the Total Merger Consideration, as determined pursuant to Section 2.3; and (ii) each Company Warrant (other than any Underwater Warrant) that is unexercised and outstanding immediately prior to the Effective Time, shall thereupon be canceled and converted into and become the right to receive the applicable portion of the Total Merger Consideration, as determined pursuant to Section 2.3 (all such Company Warrants, the “Canceled Warrants”). All Company Warrants that are Underwater Warrants shall be canceled for no consideration and the holder thereof shall have no further rights to such canceled Underwater Warrant, nor will the Company, any Subsidiary of the Company, the Surviving Corporation or any of its and their respective Affiliates have any liability with respect thereto.

(b) Treatment of Outstanding Equity Awards.

(i) Company Options Held by Current Service Providers. As of the Effective Time, each Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time and held by a Pre-Closing Holder who is providing services to the Company immediately prior to the Effective Time shall, by virtue of the occurrence of the Effective Time and without any action on the part of the Company, PTAC or the Pre-Closing Holder thereof, be assumed and converted into an option (a “PTAC Option”) with respect to a number of PTAC Common Shares equal to the number of Company Common Shares subject to such Company Option immediately prior to the Effective Time multiplied by the Option Exchange Ratio, and rounded down to the nearest whole share set forth on the Allocation Schedule and at an exercise price per PTAC Common Share equal to the exercise price per Company Common Share subject to such Company Option divided by the Option Exchange Ratio, and rounded up to the nearest whole cent set forth on the Allocation Schedule; provided that the exercise price and the number of PTAC Common Shares subject to the PTAC Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of each Company Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code. Except as otherwise provided in this Section 2.2(b)(i), each PTAC Option shall continue to be subject to the terms and conditions of the

Annex A-19

Company Equity Plan and the applicable Company Option award agreement, as in effect immediately prior to the Effective Time. In addition, immediately prior to the Effective Time each active employee of the Company who is a Pre-Closing Holder (an “Employee Earn Out Recipient”) who holds a Company Option shall receive such Pre-Closing Holder’s allocation of the Earn Out Shares, provided that the vesting conditions for any such Employee Earn Out Recipient shall also require that such Employee Earn Out Recipient remains in continuous employment through the applicable vesting date.

(ii) Company Options Held by Former Service Providers. Immediately prior to the Effective Time, each Company Option that is outstanding at such time and held by a Pre-Closing Holder who is not then providing services to the Company shall, by virtue of the occurrence of the Effective Time and without any action on the part of the Company, PTAC or the Pre-Closing Holder thereof, be converted into a number of Company Common Shares equal to the number of Company Common Shares subject to such Company Option immediately prior to the Effective Time, to the extent vested and exercisable, minus the number of Company Common Shares that, when multiplied by the Per Common Share Value, have a value equal to the aggregate exercise price and applicable withholding taxes payable upon the exercise of such Company Option, and rounded down to the nearest whole share, as set forth on the Allocation Schedule.

(iii) Company RSUs. As of the Effective Time, each award of Company RSUs that is outstanding immediately prior to the Effective Time shall, by virtue of the occurrence of the Effective Time and without any action on the part of the Company, PTAC or the Pre-Closing Holder thereof, be assumed and converted into the right to receive an award of restricted stock units denominated in a number of PTAC Common Shares (“PTAC RSUs”) equal to the number of Company Common Shares subject to such Company RSU award immediately prior to the Effective Time multiplied by the Option Exchange Ratio, and rounded down to the nearest whole share set forth on the Allocation Schedule. Except as otherwise provided in this Section 2.2(b)(iii), each award of PTAC RSUs shall continue to be subject to the terms and conditions of the Company Equity Plan and the applicable Company RSU award agreement, as in effect immediately prior to the Effective Time. In addition, immediately prior to the Effective Time each Employee Earn Out Recipient who holds a Company RSU shall receive such Pre-Closing Holder’s allocation of the Earn Out Shares, provided that the vesting conditions for any Employee Earn Out Recipient shall also require that such Employee Earn Out Recipient remains in continuous employment through the applicable vesting date.

(iv) Company Restricted Shares. As of the Effective Time, each award of Company Restricted Shares that is outstanding immediately prior to the Effective Time shall, by virtue of the occurrence of the Effective Time and without any action on the part of the Company, PTAC or the Pre-Closing Holder thereof, be assumed and converted into the right to receive an award of restricted shares denominated in a number of PTAC Common Shares (“PTAC Restricted Shares”) equal to the number of Company Common Shares subject to such Company Restricted Shares award immediately prior to the Effective Time multiplied by the Option Exchange Ratio, and rounded down to the nearest whole share set forth on the Allocation Schedule. Except as otherwise provided in this Section 2.2(b)(iv), each award of PTAC Restricted Shares shall continue to be subject to the terms and conditions of the Company Equity Plan and the applicable Company Restricted Shares award agreement, as in effect immediately prior to the Effective Time. In addition, immediately prior to the Effective Time each Employee Earn Out Recipient who holds Company Restricted Shares shall receive such Pre-Closing Holder’s allocation of the Earn Out Shares, provided that the vesting conditions for any Employee Earn Out Recipient shall also require that such Employee Earn Out Recipient remains in continuous employment through the applicable vesting date.

(v) Prior to the Effective Time, the board of directors of the Company (or appropriate committee thereof) shall pass resolutions and take such other actions as are necessary to provide for the treatment of the Company Options, Company RSUs and Company Restricted Shares as contemplated by this Section 2.2(b).

Annex A-20

(c) Total Merger Consideration. The aggregate consideration to be paid to the Pre-Closing Holders in the Merger (the “Total Merger Consideration”) shall consist of: (i) the Closing Merger Consideration apportioned between cash and PTAC Common Shares in the following manner: (x) cash in an amount as determined pursuant to Exhibit K (the “Aggregate Cash Consideration”) and (y) a number of PTAC Common Shares equal to the quotient obtained by dividing (A) the Closing Merger Consideration minus the Aggregate Cash Consideration by (B) the Redemption Value Price (the “Aggregate Stock Consideration”), and (ii) 5,000,000 Earn Out Shares (divided into allotments of 1,666,667 $18 Earn Out Shares, 1,666,667 $20 Earn Out Shares and 1,666,666 $22 Earn Out Shares as further described in Section 2.6). Notwithstanding anything in this Agreement to the contrary, (1) for purposes of calculating the Closing Merger Consideration, neither Closing Date Indebtedness nor Unpaid Alternative Transaction Expenses shall be reduced by any payments made in respect thereof after the Measurement Time and prior to the Effective Time that has the effect of reducing Cash, and (2) PTAC shall be entitled to rely on the Allocation Schedule and shall not be liable to any Pre-Closing Holder for the amount of any payment to such Pre-Closing Holder made in accordance with the Allocation Schedule or the calculation of any such amount.

(d) Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no certificate or scrip representing fractional PTAC Common Shares shall be issued pursuant to this Section 2.2, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of PTAC. In lieu of any fractional shares, PTAC shall pay each Pre-Closing Holder entitled to any portion of PTAC Common Shares, and such holder shall be entitled to receive, an amount in cash, rounded up to the nearest cent, equal to the product obtained by multiplying (i) the fractional share interest to which such holder (after taking into account all Equity Securities held at the Effective Time by such holder) would otherwise be entitled by (ii) the Redemption Value Price.

(e) Adjustment to Aggregate Stock Consideration. The Aggregate Stock Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into PTAC Common Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of PTAC Common Shares outstanding after the date hereof and prior to the Effective Time so as to provide the Pre-Closing Holders with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Aggregate Stock Consideration.

(f) Allocation Schedule. The Company acknowledges and agrees that (i) the Total Merger Consideration is being allocated among the Pre-Closing Holders pursuant to the schedule to be delivered to PTAC in connection with the Closing Statement pursuant to Section 2.3(e) (the “Allocation Schedule”) and such allocation (i) is and will be in accordance with the Governing Documents of the Company, the Company Shareholder Agreements and applicable Law, (ii) does and will set forth (A) the mailing addresses, telephone numbers and email addresses, for each Pre-Closing Holder, (B) the number and class of Equity Securities owned by each Pre-Closing Holder, (C) with respect to any Pre-Closing Holder that is a holder of Canceled Warrants, the aggregate exercise price payable for such Pre-Closing Holder with respect to such Canceled Warrants, (D) the portion of the Total Merger Consideration allocated to each Pre-Closing Holder (divided into the portion of the Aggregate Stock Consideration, and the Earn Out Shares and the Cash Funding Amount payable to such Pre-Closing Holder), (E) with respect to each Pre-Closing Holder of Company Options, the number of PTAC Common Shares subject to, and the exercise price per PTAC Common Share of, each PTAC Option, (F) with respect to each Pre-Closing Holder of a Company RSU award, the number of PTAC Common Shares subject to the PTAC RSU award (G) with respect to each Pre-Closing Holder of Company Restricted Shares, the number of PTAC Common Shares subject to such Company Restricted Shares and (H) the number of Earn Out Shares to be issued to each Pre-Closing Holder upon the occurrence of each Triggering Event set forth in Section 2.6, and (iii) is and will otherwise be accurate. Notwithstanding anything in this Agreement to the contrary, upon delivery, payment and issuance of the Total Merger Consideration on the Closing Date in accordance with the Allocation Schedule, PTAC and its respective Affiliates shall be deemed to have satisfied all obligations with respect to the payment of consideration under this Agreement (including with respect to the Total Merger Consideration), and none of them shall have (i) any further obligations to the Company, any Pre-Closing Holder or any other Person with respect to the payment of any consideration under this Agreement (including with respect to the Total Merger Consideration), or (ii) any Liability with respect to the allocation of the consideration under this Agreement, and the Company hereby irrevocably waives and releases PTAC and its Affiliates (and, on and after the Closing, the Company and its Affiliates) from all claims arising from or related to such Allocation Schedule and the allocation of the Total Merger Consideration, as the case may be, among each Pre-Closing Holder as set forth in such Allocation Schedule. The Company acknowledges and agrees that as of the date hereof certain Pre-Closing Holders have entered into Support Agreements, and following the date hereof, other

Annex A-21

Pre-Closing Holders may enter into additional Support Agreements (each, a “Supporting Pre-Closing Holder”), and the Company covenants and agrees that the Allocation Schedule shall not contain any reductions to the Applicable Company Stock Percentage of any Supporting Pre-Closing Holder, or all Supporting Pre-Closing Holders taken as a whole.

(g) Notwithstanding any provision of this Agreement to the contrary, any Company Stock for which the holder (a “Dissenting Stockholder”) thereof (i) has not voted in favor of the Merger or consented to it in writing and (ii) has demanded the appraisal of such shares in accordance with, and has complied in all respects with, Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into the right to receive (A) the portion of Total Merger Consideration applicable to such Dissenting Shares and (B) the applicable Earn Out Shares to the extent payable as provided herein, in each case, in accordance with the Allocation Schedule and the terms of this Agreement; provided that any such amounts that would otherwise be payable in respect of such Dissenting Shares shall remain the property of PTAC. From and after the Effective Time, (x) all Dissenting Shares shall be cancelled and cease to exist and (y) Dissenting Stockholders shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Corporation. Notwithstanding the foregoing, if any Dissenting Stockholder effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that Dissenting Stockholder’s shares (i) shall no longer be deemed to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive (x) the portion of Total Merger Consideration applicable to such Dissenting Shares and (y) the applicable number of Earn Out Shares to the extent payable as provided herein, in each case, in accordance with the Allocation Schedule upon delivery of a duly completed and validly executed Letter of Transmittal and the surrender of any Certificates in accordance with Section 2.3(c). Each Dissenting Stockholder who becomes entitled to payment for his, her or its Dissenting Shares pursuant to the DGCL shall receive payment thereof from the Exchange Agent in accordance with the DGCL. For the avoidance of doubt, for purposes of determining the Allocation Schedule and the other related definitions and terms that are affected by the total number of Company Stock outstanding immediately prior to the Effective Time, any and all Dissenting Shares shall be included in all such determinations as if such Dissenting Shares were participating in the Merger and were entitled to receive the applicable payments under this Agreement. The Company shall give PTAC prompt notice of any written demands for appraisal of any shares of Company Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal in accordance with the provisions of Section 262 of the DGCL, and PTAC shall have the opportunity to participate in all negotiations and proceedings with respect to all such demands. The Company shall not, except with the prior written consent of PTAC (prior to the Closing) or the Sponsor (after the Closing), make any payment with respect to, settle or offer or agree to settle any such demands. Any portion of the Total Merger Consideration made available to the Exchange Agent pursuant to Section 2.3(a) to pay for Dissenting Shares shall be returned to PTAC upon demand.

Section 2.3 Payment of Total Merger Consideration; Other Closing Date Payments.

(a) Deposit with Exchange Agent. Immediately prior to the Effective Time, PTAC shall deposit with an exchange agent (the “Exchange Agent”) mutually selected by PTAC and the Company, (i) the number of PTAC Common Shares equal to the Aggregate Stock Consideration, (ii) the Earn Out Shares, and (iii) the Aggregate Cash Consideration (the cash so deposited with the Exchange Agent pursuant to this clause (iii), the “Cash Funding Amount”).

(b) Payment of Certain Indebtedness. At the Closing, PTAC shall pay, or cause to be paid, by wire transfer of immediately available funds, the Indebtedness in accordance with Section 2.3(b) of the Company Schedules pursuant to the payment instruments set forth in such Pay-Off Letters.

(c) Letter of Transmittal. Prior to the Closing Date and in accordance with Section 5.16 of this Agreement, the Company shall deliver to each Pre-Closing Holder of Company Stock and Company Warrants a Letter Of Transmittal and/or a warrant cancelation acknowledgment in substantially the form attached hereto as Exhibit H (or as may otherwise be reasonably agreed between PTAC and the Company) (the “Warrant Cancelation Agreement”), together with a request to have such Pre-Closing Holder deliver an executed Letter of Transmittal and/or a Warrant Cancelation Agreement to the Company and the Exchange Agent no less than ten (10) Business Days prior to the Closing. At the Effective Time, (i) each Pre-Closing Holder of an outstanding certificate or certificates for Company Stock (collectively, the “Certificates”) who has surrendered such Certificates to the

Annex A-22

Company and the Exchange Agent (together with a properly completed Letter of Transmittal), and (ii) each Pre-Closing Holder of Company Warrants, who has delivered a Warrant Cancelation Agreement to the Company and the Exchange Agent in accordance with the above timelines prior to the Closing shall be entitled to receive the Total Merger Consideration in accordance with the Allocation Schedule on the Closing Date following the Effective Time. Promptly after the Effective Time, PTAC shall send, or shall cause the Exchange Agent to send, to each Pre-Closing Holder of Company Stock that did not receive a Company Stockholder Package pursuant to Section 5.16, a Letter of Transmittal and/or a Warrant Cancelation Agreement for use in such exchange. Following surrender of Certificates to the Company and the Exchange Agent (together with a properly completed Letter of Transmittal) in the case of Pre-Closing Holders of Company Stock, and/or delivery of a Warrant Cancelation Agreement to the Company and the Exchange Agent in the case of Pre-Closing Holders of Company Warrants, in each case following the Closing, such Pre-Closing Holders shall be entitled to receive the Total Merger Consideration in accordance with the Allocation Schedule within ten (10) Business Days following such surrender and/or delivery of the applicable documents. No interest or dividends will be paid or accrued on the consideration payable upon delivery of a Letter of Transmittal or Warrant Cancelation Agreement.

(d) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of any Company Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Company Stock is presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 2.3.

(e) Closing Amounts. On the date that is twelve (12) Business Days prior to the Closing Date, PTAC shall deliver to the Company a written statement setting forth its good faith estimate and calculation of any Excess PTAC Transaction Expenses. On the date that is ten (10) Business Days prior to the Closing Date, the Company shall deliver to PTAC a written statement (“Closing Statement”) setting forth (i) its good faith calculation of (A) Net Working Capital, (B) Closing Date Indebtedness, (C) Cash, and (D) Unpaid Alternative Transaction Expenses, (ii) the Company’s calculation of the Closing Merger Consideration and (iii) the Allocation Schedule, in each case, including a detailed itemization of the components thereof, and determined in a manner consistent with the definitions thereof and the Accounting Principles, to the extent included in the applicable definition. Following PTAC’s receipt of the Closing Statement and through the Closing Date, PTAC shall have the right to review and comment on such calculations and estimates, the Company shall consider in good faith any such comments made by PTAC, and the Company and PTAC shall cooperate with each other through the Closing Date and use good faith efforts to resolve any differences regarding the calculation of the Closing Merger Consideration and each of the components of the Closing Merger Consideration (and any updates or revisions as may be agreed to by the Company and PTAC shall be included in the Closing Statement). The Company shall, and shall cause its Representatives to, (i) reasonably cooperate with PTAC and its Representatives to the extent related to its review of the Closing Statement and the calculations and estimates contained therein (including engaging in good faith discussions related thereto) and (ii) provide access to personnel, books, records and other information during normal business hours to the extent related to the preparation of the Closing Statement and reasonably requested by PTAC or its Representatives in connection with such review; provided that PTAC shall not, and shall cause its Representatives to not, unreasonably interfere with the business of the Company in connection with any such access.

Section 2.4 Exchange Agent. Promptly following the date that is one year after the Effective Time, PTAC shall instruct the Exchange Agent to deliver to PTAC all cash, certificates and other documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, each Pre-Closing Holder who has not delivered a Letter of Transmittal or Warrant Cancelation Agreement may surrender such Certificate or deliver such Letter of Transmittal or Warrant Cancelation Agreement to PTAC and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and PTAC shall promptly pay, the portion of the Total Merger Consideration deliverable in respect thereof as determined in accordance with this Article 2 without any interest thereon. None of PTAC, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Total Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any Certificate shall not have been surrendered immediately prior to such date on which any amounts payable pursuant to this Article 2 would otherwise escheat to or become the property of any Governmental Entity, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Annex A-23

Section 2.5 Withholding. Notwithstanding any other provision in this Agreement to the contrary, PTAC, the Company, and the Exchange Agent shall be entitled to deduct and withhold from any cash, stock consideration or other amounts otherwise paid or payable in connection with the transactions contemplated in this Agreement to any Person such amounts that PTAC, the Company or the Exchange Agent are required to deduct and withhold with respect thereto under the Code or any provision of applicable Law; provided, however, that PTAC will use reasonable efforts to provide the Company with written notice at least five (5) Business Days prior to any such deduction or withholding (other than deductions or withholdings (x) with respect to amounts treated as compensation for applicable Tax purposes or (y) a failure to deliver the certificate referenced in Section 5.6(b)), such notice to include reasonable detail and the authority and method of calculation for the proposed deduction or withholding, and (a) PTAC and/or the applicable withholding agent shall consider in good faith any claim by the Company or the applicable Pre-Closing Holder that such deduction or withholding is not required or should be imposed at a reduced rate and (b) PTAC and/or the applicable withholding agent shall cooperate with the Company or the applicable Pre-Closing Holder in good faith to minimize, to the extent permissible under applicable Law, the amount of any such deduction or withholding, including by cooperating with the submission of any certificates or forms to establish an exemption from, reduction in, or refund of any such deduction or withholding. To the extent that amounts so deducted and withheld are duly deposited with the appropriate Governmental Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.6 Earn-Out.

(a) At the Effective Time, in accordance with the provisions of Section 2.2(a), Section 2.2(b) and the Allocation Schedule, PTAC shall issue or cause to be issued to each Pre-Closing Holder, such Pre-Closing Holder’s proportionate allocation of 5,000,000 restricted PTAC Common Shares which shall be subject to the vesting and forfeiture provisions provided for in this Section 2.6 and, in the case of such restricted PTAC Common Shares issued with respect to Company Options, Company RSUs or Company Restricted Shares, the vesting and forfeiture conditions provided for in Section 2.2(b) (collectively, the “Earn Out Shares”):

(i) 1,666,667 of the Earn Out Shares will vest upon the occurrence of Triggering Event I (the “$18 Earn Out Shares”);

(ii) 1,666,667 of the Earn Out Shares will vest upon the occurrence of Triggering Event II (the “$20 Earn Out Shares”); and

(iii) 1,666,666 Earn Out Shares will vest upon the occurrence of Triggering Event III (the “$22 Earn Out Shares”).

For illustrative purposes, if, prior to the expiration of the Earn Out Period:

(i) the Closing Price of the PTAC Common Shares is greater than or equal to $18.00 over any twenty (20) Trading Days within any thirty- (30-) consecutive Trading Day period, all of the $18 Earn Out Shares shall vest;

(ii) the Closing Price of the PTAC Common Shares is greater than or equal to $20.00 over any twenty (20) Trading Days within any thirty- (30-) consecutive Trading Day period, all of the $20 Earn Out Shares shall vest and, if not already vested, all of the $18 Earn Out Shares shall vest; and

(iii) the Closing Price of the PTAC Common Shares is greater than or equal to $22.00 over any twenty (20) Trading Days within any thirty- (30-) consecutive Trading Day period, all of the $22 Earn Out Shares shall vest and, if not already vested, all of the $18 Earn Out Shares and $20 Earn Out Shares shall vest.

(b) Subject to the limitations contemplated herein, each Pre-Closing Holder shall have all of the rights of a stockholder with respect to the Earn Out Shares, including the right to receive dividends and to vote such shares; provided that the Earn Out Shares shall not entitle the holder thereof to consideration in connection with any sale or other transaction and may not be offered, sold, transferred, redeemed, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) by the Pre-Closing Holder or be subject to execution, attachment or similar process without the consent of PTAC, and shall bear a customary legend with respect to such transfer restrictions. Any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of such Earn Out Shares shall be null and void.

Annex A-24

(c) If, at any time prior to the expiration of the Earn Out Period, any Employee Earn Out Recipient ceases, for any reason or no reason, to remain in continuous employment with a Group Company (a “Former Employee Earn Out Recipient”), all unvested Earn Out Shares issued with respect to any Company Options, Company RSUs or Company Restricted Shares and held by such Employee Earn Out Recipient shall be deemed to be automatically forfeited to PTAC and PTAC shall then distribute such Earn Out Shares to the other Pre-Closing Holders on a pro rata basis based upon the allocation of Earn Out Shares as of the Closing Date (but disregarding any Earn Out Shares issued to a Former Employee Earn Out Recipient with respect to any Company Options, Company RSUs or Company Restricted Shares held by such Former Employee Earn Out Recipient). Any Earn Out Shares distributed to Employee Earn Out Recipients in accordance with the provisions of this Section 2.6(c) shall be granted to such individuals pursuant to the New Incentive Plan.

(d) The Earn Out Shares shall also be subject to the forfeiture provisions set forth on Section 2.6(d) of the Company Schedules.

(e) If the applicable Triggering Event has not occurred prior to the expiration of the Earn Out Period, then all Earn out Shares which would vest in connection with such Triggering Event shall be automatically forfeited and deemed transferred to PTAC and shall be cancelled by PTAC and cease to exist. For the avoidance of doubt, prior to such forfeiture, all Earn Out Shares shall be entitled to any dividends or distributions made to the holders of PTAC Common Shares and shall be entitled to the voting rights generally granted to holders of PTAC Common Shares.

(f) In the event of occurrence of any Triggering Event set forth in Section 2.6(a), as soon as practicable (but in any event within five (5) Business Days), the Sponsor (on behalf of PTAC) will deliver to the Holder Representative a written statement (each, a “Stock Price Earn Out Statement”) that sets forth (i) the Closing Price over the applicable 20-Trading Day period and (ii) the calculation of the Earn Out Shares in connection therewith and the Allocation Schedule. The Holder Representative may deliver written notice to the Sponsor (on behalf of PTAC) on or prior to the fifteenth (15th) day after receipt of a Stock Price Earn Out Statement specifying in reasonable detail any items that they wish to dispute and the basis therefor. If the Holder Representative fails to deliver such written notice in such fifteen (15) day period, then the Pre-Closing Holders will be deemed to have waived their right to contest such Stock Price Earn Out Statement and the calculations set forth therein. If the Holder Representative provides the Sponsor with written notice of any objections to the Stock Price Earn Out Statement in such fifteen (15) day period, then the Holder Representative and the Sponsor (on behalf of PTAC) will, for a period of twenty (20) days following the date of delivery of such notice, attempt to resolve their differences and any written resolution by them as to any disputed amount will be final and binding for all purposes under this Agreement. If at the conclusion of such twenty (20) day period the Holder Representative and the Sponsor (on behalf of PTAC) have not reached an agreement on any objections with respect to the Stock Price Earn Out Statement, then upon the written request of either party the parties will refer the dispute to an independent accountant of national standing as shall be mutually agreed upon in good faith by the Holder Representative and the Sponsor (on behalf of PTAC) for final resolution of the dispute as promptly as practicable. In the event the Sponsor fails to deliver the Stock Price Earn Out Statement within the five (5) Business Day period described above, a disinterested majority of the PTAC Board shall be entitled to deliver the Stock Price Earn Out Statement, and any disputes and the resolution process set forth in this Section 2.6(f) shall, in such circumstances, take place between a disinterested majority of the PTAC Board, on the one hand, and the Holder Representative on the other hand.

(g) In the event that there is a Company Sale after the Closing and prior to the expiration of the Earn Out Period that will result in the holders of PTAC Common Shares receiving a Company Sale Price equal to or in excess of the applicable price per share attributable to any Triggering Event, then immediately prior to the consummation of the Company Sale any such Triggering Event that has not previously occurred shall be and the related vesting conditions in Section 2.6(f) also shall be deemed to have occurred and the holders of such Earn Out Shares shall be eligible to participate in such Company Sale. For avoidance of doubt, assuming no prior Triggering Events have occurred:

(i) if the Company Sale Price for acquisition of the PTAC Common Shares is greater than or equal to $18.00 per PTAC Common Share, the $18 Earn Out Shares shall be deemed to have fully vested (and the $20 Earn Out Shares and $22 Earn Out Shares shall be deemed forfeited and shall be cancelled by PTAC);

Annex A-25

(ii) if the Company Sale Price for acquisition of the PTAC Common Shares is greater than or equal to $20.00 per PTAC Common Share, the $18 Earn Out Shares and the $20 Earn Out Shares shall be deemed to have vested (and the $22 Earn Out Shares shall be deemed forfeited and shall be cancelled by PTAC);

(iii) if the Company Sale Price for acquisition of the PTAC Common Shares is greater than or equal to $22.00 per PTAC Common Share, the $18 Earn Out Shares, the $20 Earn Out Shares and the $22 Earn Out Shares shall be deemed to have fully vested;

provided that if the Company Sale Price for acquisition of the PTAC Common Shares is less than $18.00 per PTAC Common Share, then no Earn Out Shares shall be deemed to have vested and all such Earn Out Shares shall be deemed forfeited and shall be cancelled by PTAC.

(h) From and after the Closing until the expiration of the Earn Out Period, PTAC shall not, and shall not knowingly and intentionally cause any of its Subsidiaries (including the Group Companies) to, knowingly and intentionally take any actions in bad faith with the express intent of, and one of the primary purposes of which is to, avoid the occurrence of any Triggering Event.

Article 3
REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES

Except as set forth in the Company Schedules (but subject to the terms of Section 8.8), the Company hereby represents and warrants to the PTAC Parties, in each case, as of the date hereof and as of the Closing, as follows:

Section 3.1 Organization and Qualification.

(a) Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable), except where the failure to be in good standing (or the equivalent thereof) would not have a Company Material Adverse Effect. Each Group Company is duly qualified or licensed to transact business in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.

(b) Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not be material to the Group Companies taken as a whole. True, correct and complete copies of the Governing Documents of each Group Company and the Company Shareholder Agreements have been provided to PTAC, in each case, as amended and in effect as of the date hereof. The Governing Documents of each Group Company and the Company Shareholder Agreements are in full force and effect and none of the Group Companies are in breach or violation of any provision set forth in their respective Governing Documents or the Company Shareholder Agreements.

(c) To the Company’s knowledge, no Person (other than the Group Companies) is in breach or violation of any provision set forth in their respective Governing Documents or the Company Shareholder Agreements.

Section 3.2 Capitalization of the Group Companies.

(a) Section 3.2(a) of the Company Schedules sets forth, as of the date hereof, a true, correct and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) the identity of the Persons that are the record owners thereof and (iii) with respect to any Equity Rights, (1) the date of grant, (2) the strike price (where applicable), (3) any applicable vesting schedule and expiration date, (4) the type of Equity Right (including whether each Company Option is intended to be an “incentive stock option” within the meaning of Section 422 of the Code), and (5) whether any Company Option is or was eligible to be early exercised.

Annex A-26

(b) Except for the Equity Rights set forth on Section 3.2(d) of the Company Schedules (which such Equity Rights shall, for the avoidance of doubt, be subject to the transactions contemplated by Section 2.2) or as is set forth in Company’s Governing Documents or the Company Shareholder Agreements, as of the date hereof, the Company has no outstanding (x) convertible debt, equity appreciation, phantom equity, or profit participation rights, or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company (collectively, “Equity Rights”).

(c) All of the Equity Securities of the Company have been duly authorized and validly issued and are fully paid and non-assessable. The Equity Securities of the Company (A) were not issued in violation of the Governing Documents of the Company or the Company Shareholder Agreements or any other Contract to which the Company or any of its Subsidiaries is party or bound, (B) are not subject to any purchase option, call option, right of first refusal or first offer, preemptive right, subscription right or any similar right of any Person granted pursuant to a Contract to which the Company or any of its Subsidiaries are a party or bound or, to the Company’s knowledge, any other Contract, and were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person granted pursuant to a Contract to which the Company or any of its Subsidiaries are a party or bound or, to the Company’s knowledge, any other Contract, (C) have been, in connection with their initial sale, offered, sold and issued (as applicable) in compliance with applicable Law, including Securities Laws, and (D) to the knowledge of the Company, are free and clear of all Liens (other than transfer restrictions under applicable Securities Law).

(d) (i) Each Company Option has an exercise price that has been determined pursuant to an independent valuation to be at least equal to the fair market value of a Company Common Share on a date no earlier than the date of the corporate action authorizing the grant, (ii) no Company Option has had its exercise date or grant date “back-dated” or materially delayed, and (iii) all Company Options have been issued in material compliance with the Company Equity Plan and all applicable Laws and properly accounted for in all material respects in accordance with the Accounting Principles.

(e) Except for the Company’s Governing Documents and the Company Shareholder Agreements, there are no voting trusts, proxies, or other Contracts to which the Company or any of its Subsidiaries are a party or bound or, to the Company’s knowledge, under any other Contract, with respect to the voting or transfer of the Company’s Equity Securities. The Equity Securities set forth on the Allocation Schedule will, as of immediately prior to the Closing, constitute all of the issued and outstanding Equity Securities of the Company.

(f) Except as set forth on Section 3.2(f), as of the date hereof, all of the outstanding Equity Securities of each Subsidiary of the Company are owned directly by the Company, free and clear of all Liens (other than transfer restrictions under applicable Securities Law or Permitted Liens), and are set forth on Section 3.2(f) of the Company Schedules opposite the name of each Subsidiary of the Company. There are no Equity Rights that could require the Company or any of its Subsidiaries to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company’s Subsidiaries. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiaries of the Company.

(g) Except as is set forth on Section 3.2(g) of the Company Schedules, as of the date hereof, none of the Group Companies owns or holds (of record, beneficially or otherwise), directly or indirectly, any Equity Securities in or debt of any other Person or the right to acquire any such Equity Security or debt, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.

(h) Section 3.2(g) of the Company Schedules sets forth a list of all components of Indebtedness set forth in clauses (a) through (h) and (k) of the definition thereof as of the date hereof, along with any indebtedness for borrowed money pursuant to the CARES Act, including the principal amount of such Indebtedness or indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the issuer thereof.

Section 3.3 Authority. The Company has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Shareholder Approval. The execution and delivery

Annex A-27

of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate and shareholder (or other similar) action on the part of the Company, subject to obtaining the Required Company Shareholder Approval. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto and thereto), enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 3.4 Financial Statements; Undisclosed Liabilities.

(a) Attached hereto as Section 3.4(a) of the Company Schedules are true, correct and complete copies of the following financial statements (such financial statements, the “Financial Statements”):

(i) audited consolidated balance sheets of the Group Companies as of December 31, 2018 and December 31, 2017, and the related audited consolidated statements of income and cash flows of the Group Companies for the fiscal years then ended (the “Audited Financials”); and

(ii) unaudited consolidated balance sheets of the Group Companies as of each of December 31, 2019 (the “Latest Balance Sheet”) and May 31, 2020, and the related unaudited consolidated statements of income and cash flows of the Group Companies for the twelve- (12-) and five- (5-) month period (as applicable) then ended.

(b) The Financial Statements (i) have been prepared from, and reflect in all material respects, the books and records of the Group Companies, (ii) have been prepared in accordance with the Accounting Principles applied on a consistent basis throughout the periods covered thereby, except as may be indicated in the notes thereto and subject, in the case of unaudited Financial Statements, to the absence of footnotes and normal year-end adjustments, none if which the Company reasonably believes are material, and (iii) fairly present, in all material respects, the consolidated financial position of the Group Companies as of the dates thereof and their consolidated results of operations for the periods then ended, subject, in the case of unaudited Financial Statements, to the absence of footnotes and normal year-end adjustments.

(c) (i) The audited consolidated balance sheet of the Group Companies as of December 31, 2019, December 31, 2018 and December 31, 2017 and the related audited consolidated statements of income and cash flows of the Group Companies for each of the periods then ended (the “Closing Company Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Group Companies as of June 30, 2020 and June 30, 2019 and the related unaudited consolidated statements of income and cash flows of the Group Companies for the six- (6-) month period then ended, when delivered following the date of this Agreement in accordance with Section 5.17, (w) will be prepared from, and reflect in all material respects, the books and records of the Group Companies, (x) will be prepared in accordance with the Accounting Principles applied on a consistent basis throughout the periods covered thereby, (y) will fairly present, in all material respects, the consolidated financial position of the Group Companies as of the dates thereof and their consolidated results of operations for the periods then ended, and (z) in the case of the Closing Company Audited Financial Statements, will be audited in accordance with the standards of the PCAOB.

(d) Except (i) as set forth on the Latest Balance Sheet (including the notes thereto), (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, misappropriation or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants and agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (iv) for Liabilities disclosed in

Annex A-28

Section 3.4(d) of the Company Schedules, (v) Liabilities that would not be required to be set forth on a balance sheet prepared in accordance with the Accounting Principles, or (vi) for Liabilities that are not and would not reasonably be expected to be material to the Group Companies. No Group Company is a party to any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(e) Each Group Company has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with applicable accounting standards and to maintain accountability for the Group Companies’ assets. Since December 31, 2018, no Group Company has received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.

Section 3.5 Consents and Requisite Governmental Approvals; No Violations. No Consent of any Governmental Entity is necessary in connection with the execution, delivery or performance by the Company of this Agreement and the Ancillary Documents to which the Company is or will be party or bound or the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, except for (a) compliance with and filings set forth on Section 3.5 of the Company Schedules, (b) compliance with and filings under any applicable Securities Laws, including the Registration Statement/Proxy Statement or (c) those the failure of which to obtain or make would not have, or be reasonably expected to have, a Company Material Adverse Effect. Neither the execution, delivery and performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated by hereby and thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) conflict with or result in any breach of any provision of any Group Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancelation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of, or the loss of any benefits under (A) any Contract to which any Group Company is a party or by which it or its properties or assets are bound, (B) any Group Company Permits or (C) any Data Privacy and Security Requirement, (iii) violate, or constitute breach under, in each case, in any material respect, any Order or applicable Law to which any Group Company or any of it properties or assets are bound, or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) and (iv) above, as is not and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.6 Permits. The Group Companies hold all Permits necessary or required for the lawful conduct of their respective businesses or necessary or required to own, lease or operate any of the properties or assets of the Group Companies, other than any such Permits which if not held by the Group Companies, would not reasonably be expected to have a Company Material Adverse Effect (collectively, the “Group Company Permits”). Except as set forth in Section 3.6 of the Company Schedules, (a) each Group Company Permit is valid and in full force and effect either pursuant to its terms or by operation of law; (b) each Group Company is, and since December 31, 2018 has been, in compliance with the terms of all Group Company Permits held by such Group Company; and (c) to the Company’s knowledge, no event, circumstance, or state of facts has occurred which (with or without due notice or lapse of time or both) would reasonably be expected to result in the failure of a Group Company to be in compliance with the terms of any Group Company Permit.

Section 3.7 Material Contracts.

(a) Section 3.7(a) of the Company Schedules sets forth a list of Contracts to which a Group Company is, as of the date of this Agreement, a party or by which it or its assets or properties are bound (each Contract required to be set forth on Section 3.7(a) of the Company Schedules, the “Material Contracts”) that (A) will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant, or (B) is:

(i) any Contract relating to the components of Indebtedness of the Group Companies set forth in clauses (a) through (h), of the definition thereof;

Annex A-29

(ii) any material equity joint venture or investment or other similar Contract;

(iii) any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than purchases of inventory or services in the ordinary course of business) under which the Company or any of its Subsidiaries has any material continuing obligations, including with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(iv) any Contract required to be disclosed on Section 3.19 of the Company Schedules;

(v) any settlement, conciliation or similar Contract relating to a material Proceeding of a Group Company that have been entered into on or after December 31, 2019 and (A) relate to the Telephone Consumer Protection Act and/or other similar Laws or (B) (1) contemplate payment by any Group Company of any amount in excess of $500,000 or (2) were brought by an equityholder or Affiliate of a Group Company; and

(vi) any employment, severance, retention, change of control or separation Contract with any current director, manager, officer, or employee of a Group Company whose annual base salary is in excess of $250,000.

(b) Except in each case as would not have, or would not be reasonably expected to have, a Company Material Adverse Effect, each Material Contract is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). Except in each case as would not have, or would not be reasonably expected to have, a Company Material Adverse Effect, there is no material breach or default by any Group Company or, to the Company’s knowledge, any third party under any Material Contract, and, to the Company’s knowledge, (A) no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Material Contract, and (B) no party to a Material Contract has claimed a force majeure (or similar excuse in performance due to COVID-19) with respect thereto. Except in each case as would not have, or would not be reasonably expected to have, a Company Material Adverse Effect, since December 31, 2018 through the date hereof, no Group Company has received notice of (i) any breach or default under any Material Contract or (ii) the intention of any third party under any Material Contract to cancel, terminate or modify the terms of any such Material Contract, or accelerate the obligations of any Group Company thereunder. True, correct and complete copies of all Material Contracts as in effect as of the date hereof have been made available to PTAC.

Section 3.8 Absence of Changes. Except as set for the Section 3.8 of the Company Schedules, during the period beginning on the date of the Latest Balance Sheet and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred, and (b) except as expressly required by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) each Group Company has conducted its business in the ordinary course and (ii) no Group Company has taken any action that would require the consent of PTAC under Section 5.1(b)(iii), Section 5.1(b)(iv) or Section 5.1(b)(v), or if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b), in each case excluding any deviations from the ordinary course of business of any Group Companies due to COVID-19 Changes.

Section 3.9 Litigation. Except as set forth on Section 3.9 of the Company Schedules, there is (and since December 31, 2018 there has been) no Proceeding pending or, to the Company’s knowledge, threatened against or involving (a) any Group Company, (b) any of their respective properties or assets, (c) any of their respective managers, officers, directors or employees (in their capacities as such) (in each case of clause (a) through (c), seeking material non-monetary relief or involving an amount in controversy in excess of $500,000) or (d) any of the foregoing in such capacity in a criminal Proceeding. Neither the Group Companies nor any of their respective properties or assets is subject to any outstanding Order that is, or would reasonably be expected to be, material to the Group Companies. There are no material Proceedings by a Group Company pending, or which a Group Company has commenced preparations to initiate, against any other Person.

Annex A-30

Section 3.10 Compliance with Applicable Law. Each Group Company is (and since December 31, 2018 has been) in compliance in all material respects with all applicable Laws applicable to it or its business, operations or assets or properties. No Group Company has, since December 31, 2018 through the date hereof, received any notice or communication from any Governmental Entity regarding any actual, alleged, or potential violation in any material respect of, or a failure to comply in any material respect with, any applicable Laws. Since December 31, 2018, no Group Company has conducted any internal investigation with respect to any actual, potential or alleged violation of applicable Law by any of its Representatives, individual independent contractors or other service providers or concerning any actual or alleged fraud.

Section 3.11 Employee Plans.

(a) Section 3.11(a) of the Company Schedules sets forth a true, correct and complete list of each material Employee Benefit Plan (excluding any employment agreement or offer letter that does not contain severance payments or benefits, transaction or retention-based bonuses or outstanding obligations for future grants of equity or equity-based awards). With respect to each Employee Benefit Plan, the Group Companies have provided PTAC with correct and complete copies of the following documents, to the extent applicable: (i) the most recent determination or opinion letter issued by the Internal Revenue Service with respect to each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code; (ii) the plan and trust documents; and (iii) any non-routine correspondence with any Governmental Entity.

(b) No Group Company maintains, sponsors, contributes to or has any obligation to contribute to or has any Liability with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. Except as set forth on Section 3.11(b) of the Company Schedules, no Employee Benefit Plan provides and no Group Company has any Liabilities to provide any retiree or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full cost of coverage. No Group Company has any Liabilities by reason of at any time being considered a single employer under Section 414 of the Code with any other Person other than another Group Company.

(c) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service and to the Company’s knowledge no events have occurred or circumstances exist that would reasonably be expected to adversely affect such qualified status. None of the Group Companies has incurred (whether or not assessed) any material penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.

(d) There are no pending, or to the Company’s knowledge, threatened, material Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits). Each Employee Benefit Plan (and each related trust, insurance Contract, or fund) has been maintained, funded and administered in material compliance with its terms and with the applicable requirements of ERISA, the Code, and other applicable Laws. To the Company’s knowledge, there have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Employee Benefit Plan. With respect to each Employee Benefit Plan, all contributions (including all employer contributions and employee salary reduction contributions), distributions, reimbursements and premium payments that are due have been timely made and, to the extent not yet due, have been properly accrued in accordance with GAAP.

(e) The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, or (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies.

Annex A-31

(f) No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of any of the Group Companies under any Employee Benefit Plan or otherwise in connection with the consummation of the transactions contemplated by this Agreement (alone or in combination with any other event) is reasonably expected, separately or in the aggregate, to be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.

(g) Each Employee Benefit Plan that is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code), has been maintained, in all material respects in form and operation in compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder and no amount under any such Employee Benefit Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.

(h) The Group Companies have no obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 or 409A of the Code.

Section 3.12 Environmental Matters.

(a) The Group Companies are, and at all times since December 31, 2018 have been, operating in compliance in all respects with all Environmental Laws except in each case as would not have, or would not be reasonably expected to have, a Company Material Adverse Effect.

(b) No Group Company has received any written notice or communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any respect of, or a failure to comply in any respect with, or liability arising under, any Environmental Laws except in each case as would not have, or would not be reasonably expected to have, a Company Material Adverse Effect.

(c) There is (and since December 31, 2018 there has been) no Proceeding pending or, to the Company’s knowledge, threatened in writing against any Group Company pursuant to Environmental Laws except in each case as would not have, or would not be reasonably expected to have, a Company Material Adverse Effect.

(d) There has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances, in each case that has resulted or would result in Liability under Environmental Laws for any Group Company except in each case as would not have, or would not be reasonably expected to have, a Company Material Adverse Effect.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Schedules sets forth a true, correct and complete list of (i) all Company Registered Intellectual Property, and (ii) material unregistered Marks included in the Company Owned Intellectual Property. The material Company Registered Intellectual Property is valid, subsisting, and to the Company’s knowledge, enforceable. A Group Company exclusively owns and possesses all right, title and interest in and to the material Company Owned Intellectual Property, free and clear of all Liens or obligations to others (other than Permitted Liens).

(b) A Group Company exclusively owns and possesses all right, title and interest in and to, or has a valid and enforceable and sufficient written license to, all material Intellectual Property that is used in or necessary for the operation of the Business, free and clear of all Liens or obligations to others (other than Permitted Liens) (together with the Company Owned Intellectual Property the “Business Intellectual Property”), which Business Intellectual Property will be owned by, licensed to or available for use by the Group Companies on terms and conditions the same in all material respects to those immediately prior to the Closing. No Group Company has granted any exclusive license with respect to any Company Owned Intellectual Property (including any Company Product) to any other Person.

(c) All Persons who independently or jointly have materially contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Intellectual Property for or on behalf of, or under the supervision of, any Group Company have executed and delivered to the Group Company a valid and enforceable written contract providing for (i) the maintenance, protection and non-disclosure by such Person of all Trade Secrets of all Group Companies and (ii) the assignment by such Person (by way of a present grant of assignment) to a Group Company, all Intellectual Property authored, invented, created, improved,

Annex A-32

modified or developed by such Person in the course of their employment or other engagement with such Group Company. Each Group Company has taken reasonable steps to safeguard and maintain the secrecy of any Trade Secrets owned or used by each Group Company. To the Company’s knowledge, there has been no violation or unauthorized access to or disclosure of any Trade Secrets of or in the possession each Group Company, or of any written obligations with respect to such, and to the Company’s knowledge, no Person is in material breach of any contract referenced in this Section.

(d) (i) The operation of the Business as conducted by the Group Companies, including the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution or maintenance of Company Products, does not infringe, misappropriate or violate, and has not since December 31, 2018, infringed, misappropriated, or violated any Intellectual Property of any other Person in any material respect, (ii) there is not, and there has not been since December 31, 2018, any Proceeding or other material claim pending or threatened in writing, or sent or received in writing (including unsolicited offers, demands, or requests to license or cease and desist letters) by or against any Group Company with respect to any Intellectual Property (including any infringement, misappropriation, dilution, violation, enforceability, use (including any assertion of misuse), ownership, scope, licensing, or validity thereof), Data Security Requirement, Security Incident, or Personal Data, and (iii) to the Company’s knowledge, no Person is infringing, misappropriating, or violating any Company Owned Intellectual Property in any material respect. The representations and warranties set forth in this Section 3.13(d) are the only representations and warranties being made by Company in this Agreement with respect to infringement, misappropriation or violation of any other Person’s Intellectual Property.

(e) The Group Companies possess all source code and other material documentation and materials necessary or useful to compile and operate the Company Products and no Group Company has disclosed, delivered, licensed or otherwise made available, and no Group Company has a duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or otherwise make available, any material source code for any Company Products or otherwise included in the Company Owned Intellectual Property to any Person, and no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any such source code to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.

(f) Each Group Company is in material compliance with all obligations under any Contract pursuant to which such Group Company has obtained the right to use any third party Software, including Open Source Software, and in particular the Group Companies have purchased a sufficient number of seat licenses for the Company IT Systems. The Group Companies do not use and have not used any Open Source Software or any modification or derivative thereof (A) in a manner that would grant or purport to grant to any Person any rights to or immunities under any of the Company Owned Intellectual Property, or (B) under any license requiring any Group Company to disclose or distribute any source code to any of the Company Products or otherwise included in the Company Owned Intellectual Property, to license or provide any such source code for the purpose of making derivative works, or to make available for redistribution to any Person any such source code at no or minimal charge.

Section 3.14 Labor Matters.

(a) Since December 31, 2018, (i) none of the Group Companies (A) has or has had any material Liability for any arrears of wages, salaries, premiums, commissions, bonuses, fees or other compensation for services, or any penalty or other sums for failure to comply with any of the foregoing, and (B) has or has had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the ordinary course of business); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries, and other payments to employees or independent contractors of each Group Company, except in the case of clauses (i) and (ii) above, as would have, or be reasonably expected to have, a Company Material Adverse Effect.

(b) Since December 31, 2018, there has been no “mass layoff” or “plant closing” as defined by WARN related to any Group Company, and the Group Companies have not incurred any material Liability under WARN nor will they incur any material Liability under WARN as a result of the transactions contemplated by this Agreement. Except as set forth on Section 3.14(b) of the Company Schedules, no employee layoff, facility closure or shutdown

Annex A-33

(whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of any Group Company has occurred within the past six (6) months or is currently contemplated, planned or announced, as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. The Group Companies have not otherwise experienced any employment-related Liability with respect to COVID-19 that has been, or would reasonably be expected to be, material to the Group Companies taken as a whole.

(c) There are no material Proceedings pending or, to the Company’s knowledge, threatened by or on behalf of any current or former director, manager, officer, employee, individual independent contractor or other service providers or government or administrative authority, including any claims relating to actual or alleged harassment, discrimination, or retaliation, or similar tortious conduct, breach of contract, wrongful termination, defamation, intentional or negligent infliction of emotional distress, interference with contract or interference with actual or prospective economic disadvantage, salary differences, and social security contributions and taxes. No Group Company is bound by any material consent decree with, or citation by, any Governmental Entity relating to any employment practices.

(d) The Group Companies have promptly, thoroughly, and impartially investigated all material allegations of sexual harassment, or other discrimination, retaliation or material and written policy violations of which any the Group Companies were made aware. With respect to each such material allegation with potential merit, the Group Companies have taken prompt corrective action that is reasonably calculated to prevent further improper action. The Group Companies do not reasonably expect any material Liabilities with respect to any such allegations.

(e) Since December 31, 2018, (i) the Group Companies have been in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, and (ii) no Group Company has been a party to or bound by any collective bargaining agreements or other Contracts with any labor organization, works council, labor union or other employee representative (collectively, “CBA”). Since December 31, 2018, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any Group Company. To the Company’s knowledge, since December 31, 2018, there have been no labor organizing activities with respect to any employees of any Group Company.

(f) To the Company’s knowledge, no current or former employee or independent contractor of any Group Company is in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation: (i) owed to any Group Company; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the applicable Group Company, except in each case as would not have, or not be reasonably expected to have, a Company Material Adverse Effect

Section 3.15 Insurance. All material insurance policies of any Group Company (including fire, liability, workers’ compensation, property, cyber, casualty and other forms of insurance owned or held by any Group Company) are in full force and effect, all premiums due and payable thereon as of the date hereof have been paid in full as of the date hereof, and no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except in each case as would not have, or would not be reasonably expected to have, a Company Material Adverse Effect. No Group Company is in material breach or default under the terms of any such insurance policy (including any such breach or default with respect to the giving of notice of claims) and, to the Company’s knowledge, no event has occurred which (with or without notice or the lapse of time or both) would constitute a material breach or material default except in each case as would not have, or would not be reasonably expected to have, a Company Material Adverse Effect. No written notice of pending material premium increase, cancelation, termination or non-renewal has been received by any Group Company with respect to any such policy except in each case as would not have, or would not be reasonably expected to have, a Company Material Adverse Effect. No Group Company has a self-insurance or co-insurance program.

Annex A-34

Section 3.16 Tax Matters.

(a) Each Group Company has prepared and filed all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true, correct and complete in all material respects and prepared in compliance in all material respects with all applicable Law, and each Group Company has paid all income and other material Taxes required to have been paid by it regardless of whether or not shown on any such Tax Return.

(b) Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder, or other third-party.

(c) No Group Company is currently the subject of a Tax audit, examination, claim, proceeding, or investigation with respect to Taxes (a “Tax Proceeding”), and no Tax Proceeding with respect to any Group Company is pending or has been threatened in writing. No Group Company has been informed in writing of any deficiency, proposed adjustment, or assessment, in each case with respect to material Taxes, that has not been fully paid or finally resolved.

(d) No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.

(f) No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Law).

(g) There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.

(h) During the two-year period ending on the date of this Agreement, no Group Company (or any predecessor thereof) was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(i) No Group Company (i) has been a member of an Affiliated Group (other than an Affiliated Group the common parent of which was a Group Company) or (ii) has any Liability for the Taxes of any Person (other than a Group Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract, or otherwise.

(j) No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(k) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than commercial agreements entered into in the ordinary course of business that are not primarily related to Taxes), and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l) No Group Company has taken, has agreed to take, or intends to take, in each case, any action that could reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment. To the knowledge of the Company, no facts or circumstances exist that could reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

Annex A-35

(m) No Group Company has filed any amended Tax Return or other claim for a refund as a result of, or in connection with, the carry back of any net operating loss or other attribute to a year prior to the taxable year including the Closing Date under Section 172 of the Code, as amended by Section 2303 of the CARES Act, or any corresponding or similar provision of state, local or non-U.S. Law.

(n) Each Group Company has (i) materially complied with all legal requirements in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) to the extent applicable, materially complied with all legal requirements and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Act, and (iii) has not received or claimed any Tax credits under Section 2301 of the CARES Act.

(o) All material reports or filings required to be filed by or with respect to each Group Company relating to escheat and/or abandoned or unclaimed property have been timely filed with the appropriate Governmental Entity, and all such reports or filings are true, complete and correct in all material respects. Each Group Company has timely paid, remitted, or otherwise turned over to the appropriate Governmental Entity all material property subject to escheat and/or abandoned or unclaimed property Laws and has otherwise complied in all material respects with all applicable escheat and/or abandoned or unclaimed property Laws.

Section 3.17 Brokers. Section 3.17 of the Company Schedules sets forth a true, correct and complete list of (a) all broker’s, finder’s, financial advisor’s, investment banker’s fees or commissions or similar payments payable to any broker, finder, financial advisor or investment banker in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of any Group Company or their respective Affiliates, (b) all amounts due and payable to any Persons described in clause (a) in connection with, or as a result of, directly or indirectly, the execution, negotiation or delivery of this Agreement or any Ancillary Document, the performance of the covenants or obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby and (c) each Contract pursuant to which such amounts are due and payable.

Section 3.18 Real and Personal Property.

(a) Owned Real Property. No Group Company owns any real property.

(b) Leased Real Property. Section 3.18(b) of the Company Schedules sets forth a true, correct and complete list (including street addresses) of all real property leased by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant or landlord as of the date of this Agreement. Except in each case as would not have, or would not be reasonably expected to have, a Company Material Adverse Effect, each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). Except in each case as would not have, or would not be reasonably expected to have, a Company Material Adverse Effect, there is no breach or default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a breach or default or would permit termination of, or a modification or acceleration thereof by any party to such Real Property Leases.

(c) Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the assets and properties of the Group Companies reflected in the Latest Balance Sheet or thereafter acquired by the Group Companies, except for assets disposed of in the ordinary course of business or as would not have, or would be reasonably expected not to have, a Company Material Adverse Effect. The tangible assets and properties of the Group Companies are in good operating condition in all respects (normal wear and tear excepted) and are fit, in all respects, for use in the ordinary course of business, and no uninsurable damage has, since the date of the Latest Balance Sheet, occurred with respect to such assets and properties, except in each case as would not have, or would not be reasonably expected to have, a Company Material Adverse Effect.

Annex A-36

Section 3.19 Transactions with Affiliates. Section 3.19 of the Company Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any (x) officer, director of or equityholder of any Group Company or (y) any immediate family member of the foregoing Persons (provided that in the case of this clause (y), if an equityholder is not an officer or director of a Group Company, only if such equityholder is the direct or beneficial owner of more than 5% of the outstanding equity of a Group Company), on the other hand (the Persons identified in this clause (b), “Pre-Closing Holder Related Parties”), other than (i) Contracts with respect to a Pre-Closing Holder Related Party’s employment or services with (including benefit plans and other ordinary course compensation from) any of the Group Companies, (ii) any Ancillary Document and (iii) Contracts entered into after the date hereof that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b) (all such Contracts, “Pre-Closing Holder Related Party Transactions”). No Pre-Closing Holder Related Party since December 31, 2018, has been a party to any transaction with any Group Company that would be required to be disclosed pursuant to Item 404 of Regulation S-K. No Pre-Closing Holder Related Party (A) owns any interest in any asset used in the Business or in any competitor of the Business, or (B) owes any amount to, or is owed any amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date hereof that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)).

Section 3.20 Data Privacy and Security Requirements.

(a) The Group Companies are and, since December 31, 2018, have been in material compliance with all Data Privacy and Security Requirements, Except as set forth on Section 3.20 to the Company Schedules, there have been no material Security Incidents since December 31, 2018 with respect to any Company IT Systems, Business Data, or Company Products or otherwise related to the Business. The Group Companies have implemented and maintain necessary and commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities, including by implementing systems and procedures to encrypt all transmission of material Business Data on or from Company IT Systems. In the last twelve (12) months, there has not been any material failure with respect to any of the Company IT Systems that has not been remedied or replaced in all material respects. The Company IT Systems do not contain any material unauthorized feature (including any worm, bomb, Trojan Horse, backdoor, clock, timer or other disabling device, code, design or routine, collectively, “Malicious Code”) or material defects, technical concerns or problems that would cause any Company IT System to be erased, inoperable or otherwise incapable of being used, or any computer code designed to disrupt, disable or harm in any manner the operation of any software or hardware, either automatically, with the passage of time or upon command, or otherwise that would prevent the same from performing substantially in accordance with their user specifications or functionality descriptions.

(b) The Group Companies (i) engage and have engaged in, directly or indirectly, Data Processing only with respect to such Data as they are authorized to so engage (or to cause such Processing, as applicable) by Law and Contract, and (ii) have implemented reasonable safeguards designed to prevent unauthorized use or disclosure of such Data. The Group Companies have, with respect to all such that is subjected to any Processing directly or indirectly in connection with any Business, all rights necessary to conduct the operation of such Business as then-currently conducted, in all material respects.

(c) None of the Group Companies has received any written communication from any Person from whom it licenses, acquires or purchases any material Data (such arrangements, “Material Data Supply Agreements”) to the effect that any, and to the Company’s knowledge no, Person will stop or decrease the rate of, or materially alter the terms of, the business it conducts with (or the Data it provides under any Material Data Supply Agreements to) any Group Company. No Group Company is in material breach of any Material Data Supply Agreements.

Section 3.21 Compliance with International Trade & Anti-Corruption Laws.

(a) Neither the Group Companies, nor, to the Company’s knowledge, any of their Representatives or any other Persons in each case to the extent acting for or on behalf of any of the Group Companies is or has been, since December 31, 2015, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly,

Annex A-37

individually or in the aggregate, fifty percent or more by one or more Persons described in subsections (i) or (ii); (iv) otherwise engaging in dealings with or for the benefit of any Person described in subsections (i) – (iii) or any country or territory which is or has, since December 31, 2015, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria); or (v) otherwise in violation of Sanctions and Export Control Laws.

(b) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives or any other Persons in each case to the extent acting for or on behalf of any of the Group Companies has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate, or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

(c) To the Company’s knowledge, there are no Proceedings, filings, Orders, inquiries or governmental investigations alleging any such violations of Anti-Corruption Laws or Sanctions and Export Control Laws by the Group Companies or any of their Representatives or any other Persons in each case to the extent acting for or on behalf of any of the Group Companies, and, to the Company’s knowledge, no such Proceedings, filings, Orders, inquiries or governmental investigations have been threatened or are pending and there are no circumstances likely to give rise to any such Proceedings, filings, Orders, inquiries or governmental investigations.

Section 3.22 Information Supplied. None of the information supplied or to be supplied by the Group Companies expressly for inclusion prior to the Closing: (a) in the Registration Statement/Proxy Statement will, when the Registration/Proxy Statement is declared effective or when the Registration/Proxy Statement is mailed to shareholders of PTAC, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; or (b) in the current report on Form 8-K filed after the Closing will contain any false or misleading statement in light of the circumstances under which they were made. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of PTAC or its Affiliates.

Section 3.23 Indebtedness. Immediately after giving effect to the transactions contemplated by this Agreement and the Ancillary Documents, there will be no “Default”, “Event of Default” or similar event that has occurred and is continuing with respect to the indebtedness for borrowed money of the Group Companies to the extent such indebtedness: (1) will be “Assumed Indebtedness” in accordance with and as designated on Section 2.3(b) of the Company Schedules or (2) is indebtedness set forth on Section 1.1(b) (Excluded Indebtedness) of the Company Schedules.

Section 3.24 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the PTAC Parties and (ii) it has been furnished with or given access to such documents and information about the PTAC Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is a party and no other representations or warranties of any PTAC Party or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is a party, no PTAC Party or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Annex A-38

Section 3.25 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO the PTAC parties OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS Article 3, Section 8.18 OR THE ANCILLARY DOCUMENTS, NONE OF The Company OR ANY OTHER PERSON MAKES, AND the company EXPRESSLY DISCLAIMS (ON HIS, HER OR ITS own BEHALF AND ON BEHALF OF HIS, HER OR ITS RESPECTIVE REPRESENTATIVES) ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE COMPANY STOCK OR BUSINESSES OR ASSETS OF ANY OF THE GROUP COMPANIES, AND the company SPECIFICALLY DISCLAIMS (ON HIS, HER OR ITS own BEHALF, ON THE GROUP COMPANIES’ BEHALF AND ON BEHALF OF HIS, HER OR ITS RESPECTIVE REPRESENTATIVES) ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THEIR ASSETS, ANY PART THEREOF, THE WORKMANSHIP THEREOF, AND THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH SUBJECT ASSETS ARE BEING ACQUIRED “AS IS, WHERE IS” ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND EACH OF The PTAC Parties SHALL RELY SOLELY ON ITS OWN EXAMINATION AND INVESTIGATION THEREOF AND THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS Article 3, Section 8.18 AND THE ANCILLARY DOCUMENTS.

Article 4
REPRESENTATIONS AND WARRANTIES RELATING TO THE PTAC PARTIES

Except as set forth (a) subject to Section 8.8, on the PTAC Schedules or (b) in any PTAC SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each PTAC Party hereby represents and warrants on behalf of itself to the Company as of the date hereof and as of the Closing Date, as follows:

Section 4.1 Organization and Qualification. Such PTAC Party is a corporation, limited liability company or other business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable), except where the failure to be in good standing (or the equivalent thereof) would not have, or be reasonably expected to have, a PTAC Material Adverse Effect.

Section 4.2 Authority. Such PTAC Party has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement, each of the Ancillary Documents to which such PTAC Party is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the PTAC Shareholder Approval and the Merger Sub Sole Stockholder Approval, the execution and delivery of this Agreement, the Ancillary Documents to which such PTAC Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of such PTAC Party. This Agreement has been and each Ancillary Document to which such PTAC Party is or will be a party has been or will be upon execution thereof, duly and validly executed and delivered by such PTAC Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such PTAC Party (assuming this Agreement has been and the Ancillary Documents to which such PTAC Party is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such PTAC Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.3 Consents and Requisite Government Approvals; No Violations. Assuming the truth and accuracy of the representations and warranties set forth in Section 3.5 (and assuming all Consents referred to in such Sections (or required to be disclosed in the corresponding sections of the Company Schedules) are made or obtained), no Consent of any Governmental Entity is necessary for the execution, delivery or performance of this Agreement or the Ancillary Documents to which such PTAC Party is or will be a party or bound, or the

Annex A-39

consummation by such PTAC Party of the transactions contemplated hereby and thereby, except for (a) compliance with and filings under the HSR Act, (b) compliance with and filings under any applicable Securities Laws, including the Registration Statement/Proxy Statement, (c) the PTAC Shareholder Approval, (d) the filings, notices or other actions contemplated by Section 5.15 or (e) those the failure of which to obtain or make would not have, or be reasonably expected to have, a PTAC Material Adverse Effect. Neither the execution, delivery and performance by such PTAC Party of this Agreement nor the Ancillary Documents to which such PTAC Party is or will be a party nor the consummation by such PTAC Party of the transactions contemplated hereby and thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) conflict with or result in any breach of any provision of the Governing Documents of such PTAC Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancelation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of, or the loss of any benefits under, any Contract to which such PTAC Party is a party or by which any such PTAC Party or any of its properties or assets are bound, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such PTAC Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of such PTAC Party, except in the case of clauses (ii) though (iv) above, as would not have, or be reasonably expected to have, a PTAC Material Adverse Effect.

Section 4.4 Brokers. Section 4.4 of the PTAC Schedules sets forth a true, correct and complete list of (a) all broker’s, finder’s, financial advisor’s, investment banker’s fees or commissions or similar payments payable to any broker, finder, financial advisor or investment banker in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of the PTAC Parties or any of their respective Affiliates for which any Group Company may become liable, (b) all amounts due and payable to any Persons described in clause (a) in connection with, or as a result of, directly or indirectly, the execution, negotiation or delivery of this Agreement or any Ancillary Document, the performance of the covenants or obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby and (c) each Contract pursuant to which such amounts are due and payable.

Section 4.5 Financing. Attached hereto as Exhibit I are true, correct and complete copies of the executed Subscription Agreements, dated as of the date hereof, pursuant to which, and on the terms and subject to the conditions therein, the PIPE Investors have agreed to provide the PIPE Financing to PTAC in connection with the transactions contemplated by this Agreement. Each Subscription Agreement is a legal, valid, and binding agreement of PTAC and, to the knowledge of PTAC, the other parties thereto. As of the date hereof, each commitment of PIPE Financing is in full force and effect, and no commitment of PIPE Financing has been withdrawn, rescinded, or terminated. As of the date hereof, PTAC is not in breach of any of the terms or conditions in the Subscription Agreements nor has any PIPE Investor party thereto notified PTAC of its own breach of any of the terms or conditions under any Subscription Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach by PTAC of the terms or conditions in the Subscription Agreements. There are no conditions precedent or contingencies to the obligations of the parties under any Subscription Agreement to fund the PIPE Financing Amount, other than as set forth in the Subscription Agreements. There are no other agreements, side letters or arrangements between PTAC and any PIPE Investor relating to any Subscription Agreement which could affect the obligation of the PIPE Investors to contribute to PTAC the applicable portion of the PIPE Financing set forth in the Subscription Agreements, and, as of the date hereof, PTAC does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Financing not being available to PTAC, at the Closing.

Section 4.6 Information Supplied. None of the information supplied or to be supplied by or on behalf of such PTAC Party expressly for inclusion or incorporation by reference: (a) in the Registration Statement/Proxy Statement will, when the Registration/Proxy Statement is declared effective or when the Registration/Proxy Statement is mailed to the Pre-Closing PTAC Holders, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; or (b) in the current report on Form 8-K filed after the Closing will contain any false or misleading statement in light of the circumstances under which they were made.

Annex A-40

Section 4.7 Capitalization of the PTAC Parties.

(a) Section 4.7(a) of the PTAC Schedules sets forth as of the date hereof a true, correct, and complete statement of the number and class or series (as applicable) of the issued and outstanding PTAC Shares and PTAC Warrants. All outstanding PTAC Shares and PTAC Warrants have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were not issued in violation of the Governing Documents of PTAC and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Law or under the Governing Documents of PTAC) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Except for this Agreement, the Ancillary Documents, as set forth in PTAC’s Governing Documents (including the PTAC Shareholder Redemption) and the transactions contemplated hereby and thereby, there are no outstanding (A) equity appreciation, phantom equity, profit participation rights, or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require PTAC to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any PTAC Shares or PTAC Warrants or securities convertible into or exchangeable for PTAC Shares or PTAC Warrants, and, except as expressly contemplated by this Agreement the Ancillary Documents, and PTAC’s Governing Documents there is no obligation of PTAC, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any PTAC Shares or PTAC Warrants or securities convertible into or exchangeable for PTAC Shares or PTAC Warrants.

(b) As of the date hereof, PTAC has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub.

Section 4.8 SEC Filings. PTAC has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its incorporation (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “PTAC SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, prospectuses, registration statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement/Proxy Statement, the “Additional PTAC SEC Reports”). Each of the PTAC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied, and each of the Additional PTAC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the PTAC SEC Reports or the Additional PTAC SEC Reports. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the PTAC SEC Reports. The PTAC SEC Reports did not at the time they were filed with the SEC (except to the extent that information contained in any PTAC SEC Report has been superseded by a later timely filed PTAC SEC Report) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 4.9 Trust Account. The funds held in the Trust Account are invested in U.S. government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust pursuant to that certain Investment Management Trust Account Agreement, dated November 21, 2019, by and between PTAC and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate agreements, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the PTAC SEC Reports to be inaccurate in any material respect or, to PTAC’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (a) in respect of deferred underwriting commissions or Taxes, (b) Pre-Closing PTAC Holders who shall have elected to redeem their PTAC Class A Shares pursuant to the Governing Documents of PTAC or (c) if PTAC fails to complete a business combination as contemplated by

Annex A-41

a Business Combination Proposal within the allotted time period and liquidates the Trust Account, subject to the terms of the Trust Agreement, PTAC (in limited amounts to permit PTAC to pay the expenses of the Trust Account’s liquidation and dissolution) and then PTAC’s public shareholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of PTAC and the Trust Agreement. The Trust Agreement is valid, binding and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. As of the date hereof, the Trust Account consists of no less than $173,211,557.81. Prior to the Closing, none of the funds held in the Trust Account may be released except for the matters described in the second sentence of Section 8.19.

Section 4.10 Litigation. There is (and since its incorporation there has been) no Proceeding pending or, to PTAC’s knowledge, threatened against or involving (a) any PTAC Party, (b) any of its respective properties or assets, or (c) any of its respective managers, officers, directors or employees (in their capacities as such), except as would not have, or be reasonably expected to have, a PTAC Material Adverse Effect. No PTAC Party is subject to any outstanding Order that is, or would reasonably be expected to be, material to the PTAC Parties.

Section 4.11 Compliance with Applicable Law. Each PTAC Party is (and since its incorporation or formation, as applicable, has been) in compliance with all applicable Laws, except as would not have, or be reasonably expected to have, a PTAC Material Adverse Effect.

Section 4.12 Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of PTAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its incorporation, (i) PTAC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of PTAC’s financial reporting and the preparation of PTAC’s financial statements for external purposes in accordance with GAAP and (ii) PTAC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to PTAC is made known to PTAC’s principal executive officer and principal financial officer by others within PTAC.

(b) PTAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) As of the date hereof, PTAC is in compliance in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The classes of securities representing issued and outstanding PTAC Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no material Proceeding pending or, to the knowledge of PTAC, threatened against PTAC by Nasdaq or the SEC with respect to any intention by such entity to deregister PTAC Class A Shares or prohibit or terminate the listing of PTAC Class A Shares on Nasdaq. PTAC has not taken any action that is designed to terminate the registration of PTAC Class A Shares under the Exchange Act.

(d) The PTAC SEC Reports contain true, correct, and complete copies of the applicable PTAC Financial Statements. The PTAC Financial Statements (i) fairly present in all material respects the financial position of PTAC as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited PTAC Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e) Since its incorporation, PTAC has not received any written notification of any (a) “significant deficiency” in the internal controls over financial reporting of PTAC, (b) “material weakness” in the internal controls over financial reporting of PTAC or (c) fraud, whether or not material, that involves management or other employees of PTAC who have a significant role in the internal controls over financial reporting of PTAC.

Annex A-42

Section 4.13 No Undisclosed Liabilities. Except for Liabilities (a) set forth in Section 4.13 of the PTAC Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants and agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (c) set forth or disclosed in the PTAC Financial Statements included in the PTAC SEC Reports, (d) that have arisen since the date of the most recent balance sheet included in the PTAC SEC Reports in the ordinary course of business (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, misappropriation or violation of Law), (e) either permitted to be incurred pursuant to Section 5.14 or incurred in accordance with Section 5.14 or (f) that are not and would not reasonably be expected to be, individually or in the aggregate, material to PTAC, PTAC has no Liabilities.

Section 4.14 Tax Matters.

(a) PTAC has prepared and filed all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true, correct and complete in all material respects and prepared in compliance in all material respects with all applicable Law, and PTAC has paid all income and other material Taxes required to have been paid by it regardless of whether or not shown on any such Tax Return.

(b) PTAC is not currently the subject of a Tax Proceeding, and no Tax Proceeding with respect to PTAC is pending or has been threatened in writing. PTAC has not been informed in writing of any deficiency, proposed adjustment, or assessment, in each case with respect to material Taxes, that has not been fully paid or finally resolved.

(c) PTAC has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(d) PTAC is not and has not been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Law).

(e) PTAC (i) has not been a member of an Affiliated Group (other than an Affiliated Group the common parent of which is PTAC) or (ii) does not have any Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor.

(f) PTAC has not taken, has not agreed to take, and does not intend to take, in each case, any action that could reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment. To the knowledge of PTAC, no facts or circumstances exist that could reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

(g) No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of PTAC in connection with the consummation of the transactions contemplated by this Agreement (alone or in combination with any other event) is reasonably expected, separately or in the aggregate, to be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.

Section 4.15 Investigation; No Other Representations.

(a) Such PTAC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the Group Companies (including the Business) and (ii) it has been provided with certain documents and certain information about the Group Companies and their respective businesses and operations to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is a party, such PTAC Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3, Section 8.18 and the Ancillary Documents to which it is a party or a beneficiary of any representations and warranties (including each Support Agreement, each Letter of Transmittal and each Warrant Cancelation Agreement)

Annex A-43

and no other representations or warranties of the Company or any other Person, either express or implied, and such PTAC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3, Section 8.18 and in the Ancillary Documents to which it is a party or a beneficiary of any representations and warranties (including each Support Agreement, each Letter of Transmittal and each Warrant Cancelation Agreement), none of the Company or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.16 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO the company, the Holder Representative OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS Article 4 and THE ANCILLARY DOCUMENTS, NO PTAC Party OR ANY OTHER PERSON MAKES, AND EACH PTAC party EXPRESSLY DISCLAIMS (ON ITS own BEHALF AND ON BEHALF OF its REPRESENTATIVES) ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE equity SECURITIES, BUSINESSES OR ASSETS OF any PTAC party, AND EACH PTAC party SPECIFICALLY DISCLAIMS (ON ITS own BEHALF AND ON BEHALF OF its REPRESENTATIVES) ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THEIR ASSETS, ANY PART THEREOF, THE WORKMANSHIP THEREOF, AND THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH SUBJECT ASSETS ARE BEING ACQUIRED “AS IS, WHERE IS” ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND the Company SHALL RELY SOLELY ON ITS OWN EXAMINATION AND INVESTIGATION THEREOF and THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS Article 4 and THE ANCILLARY DOCUMENTS.

Article 5
COVENANTS

Section 5.1 Conduct of Business of the Group Companies.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except (i) as expressly required by this Agreement or any Ancillary Document, (ii) as required by applicable Law, (iii) as set forth on Section 5.1(a) of the Company Schedules, (iv) as consented to in writing by PTAC, (v) as required to comply with COVID-19 Measures or (vi) in connection with any commercially reasonable action taken or not taken by the Company or any of its Subsidiaries in good faith to mitigate the risk on any of the Group Companies of COVID-19 or the COVID-19 Measures (in each case of clause (v) and/or clause (vi) of this Section 5.1(a), but only to the extent reasonable and prudent in light of the business of the Group Companies and, where applicable, the circumstances giving rise to adverse changes in respect of COVID-19 or the COVID-19 Measures, operate the business of the Group Companies in the ordinary course, collectively the “COVID-19 Changes”).

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly required by this Agreement, as required by applicable Law, as set forth on Section 5.1(b) of the Company Schedules or as consented to in writing by PTAC (such consent, other than in the case of Section 5.1(b)(i), (ii), (iii), (v), (xi), (xv) and (xvii) to the extent related to the immediately foregoing matters, not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Group Company’s Equity Securities, or repurchase, redeem, or otherwise acquire, any outstanding Equity Securities of any Group Company, other than (A) any redemptions of outstanding Equity Securities of any Group Company held by an employee thereof in connection with his or her termination of employment, but solely to the extent such redemption is contemplated pursuant to the terms of such individual’s employment agreement or award agreement(s) issued under a Company Equity Plan and (B) the withholding of Equity Securities to satisfy applicable tax withholding requirements upon the exercise or vesting of any equity-based compensation award;

Annex A-44

(ii) (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business entity or organization or division thereof (provided that, for the avoidance of doubt, non-binding letters of interests with respect to any such purchase or acquisition will not be considered in violation of this Section 5.1(b) and such letters of interest will not be considered a binding agreement solely due to binding provisions related to exclusivity, expenses, confidentiality, choice of law or other similar matters), except for the Approved Acquisition Targets and in accordance with the terms set forth in Section 5.1(b)(ii) of the Company Schedules;

(iii) adopt any amendments, supplements, restatements or modifications to or otherwise terminate any Group Company’s Governing Documents or the Company Shareholder Agreements;

(iv) (A) sell, assign, abandon, let lapse, lease, license or otherwise dispose of any material assets or properties of the Group Companies (including any Business Intellectual Property), other than non-exclusive licenses granted to customers to use a Company Product in the ordinary course of business, or inventory or obsolete equipment in the ordinary course of business or (B) create, subject or incur any Lien on any material assets or properties of the Group Companies (other than Permitted Liens), or (C) disclose any Trade Secrets of the Group Companies (other than pursuant to a written confidentiality agreement entered into in the ordinary course of business with reasonable protections of such trade secrets and other confidential information) or any source code;

(v) (A) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (1) any Equity Securities of any Group Company or (2) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, except in each case (i) for awards granted under the Company Equity Plan in the ordinary course of business (including grants to new hires), to satisfy outstanding commitments to employees or service providers, or to implement special retention grants or milestone grant programs contemplated by the Company; provided that any such awards relating to more than 2,000,000 Company Common Shares shall be considered “Excess Awards” for purposes of Section 5.10, (ii) as the result of the exercise or conversion of or as otherwise granted in connection with any Equity Rights or Company Warrants outstanding as of the date hereof or (iii) in connection with the equity financing transactions (including the maximum amounts issuable) set forth in Section 5.1(b)(v) of the Company Schedules, and provided further that in each case of the foregoing clause (1) and including the equity financing transactions set forth in Section 5.1(b)(v) of the Company Schedules, the recipient of such Equity Securities shall deliver a Support Agreement (including a Conversion Written Consent) to each of the Company and PTAC as a condition to the receipt of such Equity Securities, or (B) adjust, split, combine or reclassify any Equity Securities of any Group Company or other rights exercisable therefor or convertible into;

(vi) incur, create or assume any Indebtedness for borrowed money (including any loan pursuant to the provisions of the CARES Act or as it relates to any Approved Acquisition Target), except pursuant to the proposed facilities set forth in Section 5.1(b)(vi) of the Company Schedules;

(vii) except in connection with the Approved Acquisition Targets and on the terms set forth in Section 5.1(b)(ii) of the Company Schedules, with respect to a Group Company, make any loans, advances or capital contributions to, or guarantees for the benefit of, or any equity or other investments in, any Person, other than any capital contributions by a Group Company in another wholly-owned Group Company in the ordinary course of business and the reimbursement of expenses of employees in the ordinary course of business;

(viii) except as required under the terms of any Employee Benefit Plan of the Group Companies that is set forth on Section 3.11(a) of the Company Schedules (including any equity awards granted pursuant to Section 5.1(b)(v)(i)), as is in the ordinary course of business or in connection with the adoption of the Management Carve-Out Plan, (A) amend, modify, adopt, enter into or terminate any material Employee Benefit Plan of the Group Companies or any benefit or compensation plan, policy, program or Contract that would be a material Employee Benefit Plan if in effect as of the date hereof,

Annex A-45

(B) increase, or agree to increase, the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of the Group Companies, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of the Group Companies, (D) hire, engage or terminate (other than for cause), furlough or temporarily layoff any director, manager, officer, employee, individual independent contractor or other service provider of the Group Companies whose annual base compensation exceeds or would exceed $250,000, (E) except as required by Law, with respect to a Group Company or any employees of the Group Companies, amend, modify, negotiate, adopt, enter into, extend, renew or terminate any CBA or other Contract with any labor organization, works council or labor union, employee delegate, representative or other employee collective group that is representing any employee of a Group Company, (F) except as required by Law, recognize or certify any labor organization, works council, labor union or group of employees of the Group Companies as the bargaining representative for any employees of a Group Company, (G) with respect to a Group Company or any employees of the Group Companies, engage in or announce any employee layoffs, furloughs, reductions in force, reductions in compensation, hours or benefits, work schedule changes or similar actions that could implicate WARN, or (H) waive or release any noncompetition, nonsolicitation, no-hire, nondisclosure, or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service providers of the Group Companies;

(ix) make, change or revoke any material election concerning Taxes, adopt or change any accounting method concerning Taxes, change any Tax accounting period, materially amend any material Tax Return, enter into any material Tax closing agreement, settle or surrender any material Tax Proceeding, fail to pay any material Tax when due (including any material estimated Tax payments), or claim any Tax credits under Section 2301 of the Cares Act;

(x) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment;

(xi) change any member of the Group Companies’ methods of accounting or accounting practices, except as required by GAAP;

(xii) enter into any settlement, conciliation or similar Contract, in each case, in respect of a Proceeding that is brought by or on behalf of any Pre-Closing Holder with respect to the transactions contemplated by this Agreement;

(xiii) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any of the Group Companies;

(xiv) change any insurance policy or plan of a Group Company in effect as of the date hereof or allow such policy or plan to lapse, in each case without using commercially reasonable efforts to obtain a reasonable replacement thereof;

(xv) enter into, amend, waive or terminate (other than terminations in accordance with their terms or as contemplated by Section 5.12) any Pre-Closing Holder Related Party Transactions;

(xvi) (A) change in any material respect any cash management practices and policies or practices regarding the collection of accounts receivable, the payment of accounts payable, establishment of reserves for uncollectible accounts or otherwise seek to generate revenue outside the ordinary course of business, (B) accelerate the collection of accounts receivables or defer any accounts payable, in each case other than in the ordinary course of business, (C) change, modify, or write-off as uncollectible any notes or accounts receivable of the Group Companies, except write-offs in the ordinary course of business, or (D) take any other material action outside the ordinary course of business with respect to the working capital of the Group Companies;

(xvii) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.

Annex A-46

Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give PTAC, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing.

Section 5.2 Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party to upon the execution thereof, the execution and delivery of such Ancillary Document). Notwithstanding the foregoing, each Party shall use reasonable best efforts to obtain consents of all Governmental Entities necessary to consummate the transactions contemplated by this Agreement and the Ancillary Documents.

(b) Each Party shall (i) make, or cause to be made, an appropriate filing or take, or cause to be taken, any required actions, as applicable, pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event, within ten (10) Business Days) after the date of this Agreement, (ii) request for early termination of the waiting period thereunder and (iii) respond as promptly as practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. All filing fees in connection with the HSR Act shall be Company Expenses. Each Party shall promptly inform the other Parties of any communication between such Party and any Governmental Entity regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of PTAC and the Company. PTAC agrees to take all actions that are required by any Governmental Entity in connection with the filing pursuant to the HSR Act to expeditiously consummate the transactions contemplated by this Agreement, including to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements, provided that any such action: (x) is conditioned upon the consummation of the transactions contemplated by this Agreement and (y) does not require PTAC to agree to take, any action if such action would have, or would be reasonably expected to have, a Company Material Adverse Effect.

(c) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the PTAC Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any PTAC Party) or PTAC and its counsel (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or any Ancillary Document. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any PTAC Party, the Company, or, in the case of the Company, PTAC, in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any PTAC Party, the Company, or, in the case of the Company, PTAC, the opportunity to attend and participate in such meeting or discussion.

(d) In furtherance of, and without limiting the Parties’ obligations pursuant to, Section 5.2(a), the Company shall use commercially reasonable efforts to obtain, prior to the Closing, written consents, in form and substance reasonably acceptable to PTAC, from each of the counterparties to the agreements set forth on Section 5.2(d) of the Company Schedules; provided that nothing herein shall require a Party or any of its respective Affiliates to expend money, commence any Proceeding or offer or grant any accommodation (financial or otherwise) to any third party. All costs incurred in connection with obtaining such consents shall be Company Expenses.

(e) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

Annex A-47

Section 5.3 Access to Information. From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable notice, the Company shall provide, or cause to be provided, to PTAC and its Representatives during normal business hours reasonable access to all of the employees, properties, Contracts, and books and records of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies); provided that such access may be limited by the Group Companies in response to COVID-19 Changes to the extent reasonably necessary (1) to protect the health and safety of such Group Companies managers, officers, directors, partners, members, equityholders, employees, advisors, consultants, agents or other representatives, or customers, lessors, suppliers, vendors or other commercial partners or (2) in order to comply with any applicable COVID-19 Measures (provided that, in case of each of (1) and (2), the Company shall, and shall cause the other Group Companies to, use reasonable best efforts to provide (x) such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) or (y) such information, in a manner without risking the health and safety of such Persons or violating such COVID-19 Measures). All of such information shall be treated as “Confidential Information” (or the applicable equivalent term) pursuant to the terms of the Confidentiality Agreement, the provisions of which are by this reference hereby incorporated herein. Notwithstanding the foregoing, none of the Group Companies shall be required to disclose to PTAC or any of its Representatives any information (i) if and to the extent doing so (A) would violate any applicable Law, (B) could, as reasonably determined upon the advice of outside legal counsel, result in the loss of the ability to successfully assert any attorney-client or work product privilege (provided that, in case of each of (A) and (B), the Company shall, and shall cause the other Group Companies to, use reasonable best efforts to provide (x) such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) or (y) such information in a manner without violating such privilege, Contract or Law), or (ii) if any Group Company, on the one hand, and PTAC or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis, or (C) Trade Secrets. The Parties hereby acknowledge and agree that the Confidentiality Agreement shall be automatically terminated effective as of the Closing without any further action by any Party or any other Person.

Section 5.4 Public Announcements.

(a) Subject to Section 5.4(b), Section 5.9 and Section 5.10, none of the Parties nor any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the Company and PTAC, prior to the Closing; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law or the rules of any stock exchange, in which case the disclosing Party shall, to the extent permitted by applicable Law, first allow the Company, if the disclosing party is a PTAC Party, or PTAC, if the disclosing party is the Company (prior to the Closing), to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4, and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement or in connection with the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the Sponsor, PTAC and their respective Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor (including in connection with the PIPE Financing) or in connection with normal fund raising or related marketing or informational or reporting activities. Furthermore, between the date hereof and the Closing Date, the Company shall not, and each shall cause its Subsidiaries not to, make any broad-based announcements or disclosures regarding the transactions contemplated hereby or any Ancillary Document to any of their respective employees, customers, suppliers or other business relationships without the prior written consent of PTAC (not to be unreasonably withheld, delayed or conditioned).

(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and PTAC prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter). Promptly after the execution of this Agreement (but in any event within four (4) Business Days thereafter), PTAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Securities

Annex A-48

Laws, which the Company shall have the opportunity to review and comment upon prior to filing and PTAC shall consider such comments in good faith. The Company, PTAC and the Sponsor shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by any of them) and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the after the Closing (but in any event within four (4) Business Days after the Closing), PTAC shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, which the Sponsor shall have the opportunity to review and comment upon prior to filing and PTAC shall consider in good faith such comments. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Press Release or the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

(c) Without limiting the foregoing, from and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company and Holder Representative shall maintain, and shall cause their Affiliates who are in possession of any material non-public information, written or oral, it or they may have to the extent regarding PTAC or any of its Affiliates, including this Agreement and its terms and conditions (“PTAC Confidential Information”), to maintain such PTAC Confidential Information, in confidence, and such information shall not be disclosed or used by the Company, Holder Representative or its Affiliates for any purpose without PTAC’s prior written consent, unless such information is: (i) otherwise publicly available through no breach by the Company, Holder Representative or its Affiliates of this Section 5.4(c), (ii) required to be disclosed by applicable Law or the rules of any stock exchange, in which case the disclosing Party shall, to the extent permitted by applicable Law, notify PTAC in advance of such disclosure, or (iii) disclosed or used in connection with any Proceeding to enforce the rights of the Company, Holder Representative or their respective Affiliates under this Agreement or any Ancillary Document.

Section 5.5 Indemnification; Directors’ and Officers’ Insurance.

(a) PTAC agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each Group Company, as provided in a Group Company’s Governing Documents or otherwise in effect as of the date of this Agreement and set forth on Section 5.5(a) of the Company Schedules, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Closing for a period of six (6) years, and (ii) the Group Companies will perform and discharge all obligations to provide such indemnity and exculpation during such six (6) year period. To the maximum extent permitted by applicable Law, during such six (6) year period, the Group Companies shall advance expenses in connection with such indemnification as provided in such Group Company’s Governing Documents or other applicable agreements. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6) year period, be amended, repealed or otherwise modified after the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were directors or officers of any Group Company (the “D&O Persons”) to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such D&O Person was a director or officer of any Group Company prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) Neither PTAC nor any Group Company shall have any obligation under this Section 5.5 to any D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The Company shall cause the Group Companies to purchase, at or prior to the Closing, and PTAC shall cause the Group Companies to maintain in effect for a period of six (6) years after the Closing Date, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of the those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date hereof with respect to matters occurring on or prior to the Closing (the “Company D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same

Annex A-49

as (and no less favorable in the aggregate to the insured than) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date hereof; provided that the Group Companies shall not pay a premium for such “tail” policy in excess of 300% of the most recent annual premium paid by the Group Companies prior to the date of this Agreement and, in such event, the Group Companies shall purchase the maximum coverage available for 300% of the most recent annual premium paid by the Group Companies prior to the date of this Agreement.

(d) If PTAC, any Group Company or any of their respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of PTAC or such Group Company shall assume all of the obligations set forth in this Section 5.5.

(e) The D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.5 are intended to be third party beneficiaries of this Section 5.5. This Section 5.5 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of PTAC and the Group Companies.

Section 5.6 Tax Matters.

(a) Tax Treatment.

(i) Each of the Parties intend that the Merger shall constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to so qualify and shall file all Tax Returns consistent with, and take no position inconsistent with (whether in Tax Returns, Tax Proceedings, or otherwise) such treatment unless required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(ii) The PTAC Parties and the Company hereby adopt this Agreement as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The Parties shall not take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Intended Tax Treatment.

(iii) If, in connection with the preparation and filing of the Registration Statement/Proxy Statement, the SEC requests or requires that tax opinions be prepared and submitted in such connection, PTAC and the Company shall deliver to Kirkland & Ellis LLP and Sidley Austin LLP, respectively, customary Tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement/Proxy Statement is declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement/Proxy Statement, and, if required, Sidley Austin LLP shall furnish an opinion, subject to customary assumptions and limitations, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(iv) Notwithstanding anything to the contrary herein, if, after the date hereof but prior to the time at which Shareholder Approval has been obtained, PTAC and the Company mutually determine in good faith that the Merger is not reasonably expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Parties shall use commercially reasonable efforts to restructure the transactions contemplated hereby (such restructured transactions, the “Alternative Transaction Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify, including by adding a second merger to take place immediately after the Merger whereby the surviving company in the Merger would merge with and into a new limited liability company that is a wholly-owned Subsidiary of PTAC (“Newco”), with Newco being the surviving company in such merger.

Annex A-50

(b) FIRPTA Certificate. PTAC hereby requests, and the Company shall deliver to PTAC prior to the Closing, (i) a certificate pursuant to Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), dated not more than thirty (30) days prior to the Closing Date and signed by an executive officer of the Company, certifying that the equity interests in the Company are not “United States real property interests” (as defined in Section 897(c)(1) of the Code), (ii) a copy of the notification provided to the Internal Revenue Service regarding such certificate, in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), and (iii) a duly executed IRS Form W-9 from the Company.

(c) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any Tax Proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Section 5.7 Financing.

(a) PTAC shall use its reasonable best efforts to obtain the PIPE Financing (and the Company shall reasonably cooperate with PTAC in connection thereto) on a timely basis on the terms and conditions described in the Subscription Agreements, including using its reasonable best efforts to (i) comply with its respective obligations under the Subscription Agreements, (ii) maintain in effect the Subscription Agreements in accordance with the terms and conditions thereof, (iii) satisfy on a timely basis all conditions and covenants applicable to PTAC set forth in the applicable Subscription Agreements within its control, and (iv) consummate the PIPE Financing when required pursuant to this Agreement. PTAC shall give the Company prompt written notice upon having actual knowledge of any breach or default by any party to any of the Subscription Agreements or any termination (or purported termination) of any of the Subscription Agreements. Other than as set forth in this Section 5.7(a) or Section 5.7(b), PTAC shall not, without the prior written consent of the Company, amend, modify, supplement or waive any of the conditions or contingencies to funding set forth in the Subscription Agreements or any other provision of, or remedies under, the Subscription Agreements (except as otherwise permitted hereunder), in each case to the extent such amendment, modification, supplement or waiver would reasonably be expected to have the effect of adversely affecting in any respect the ability of PTAC to timely consummate the transactions contemplated by this Agreement, including by reducing the aggregate amount of the PIPE Financing contemplated in the Subscription Agreements such that the Aggregate PTAC Transaction Proceeds would not be sufficient to satisfy the condition set forth in Section 6.3(d).

(b) If all or any portion of the PIPE Financing becomes unavailable, (i) PTAC shall promptly use its reasonable best efforts to promptly obtain the PIPE Financing or such portion of the PIPE Financing from alternative sources in an amount, when added to any portion of the PIPE Financing that is available, equal to the PIPE Financing Amount (any alternative source(s) of financing, “Alternative PIPE Financing”) and (ii) in the event that PTAC is able to obtain any Alternative PIPE Financing, PTAC shall use its reasonable best efforts to enter into a new subscription agreement (each, an “Alternative Subscription Agreement”) that provides for the subscription and purchase of PTAC Class A Shares containing terms and conditions not materially less favorable from the standpoint of PTAC and the Affiliates of PTAC party thereto than those in the Subscription Agreements entered into as of the date hereof (as determined in the reasonable good faith judgment of PTAC). In such event, the term “PIPE Financing” as used in this Agreement shall be deemed to include any Alternative PIPE Financing, the term “Subscription Agreements” as used in this Agreement shall be deemed to include any Alternative Subscription Agreement and the term “PIPE Investor” as used in this Agreement shall be deemed to include any Person that is subscribing for PTAC Class A Shares under any Alternative Subscription Agreement. For the avoidance of doubt, if all or any portion of the PIPE Financing or Alternative PIPE Financing becomes unavailable, PTAC may utilize deposits, proceeds or any other amounts from the Trust Account and, to the extent reasonably acceptable to the Company, any additional third party financing to satisfy its financing obligations hereunder (including to satisfy the Minimum Cash Condition).

Section 5.8 Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Representatives and the Group Companies not to: (i) accept, initiate, respond to, encourage, entertain, solicit, negotiate, provide information with respect to or discuss other offers for the direct or indirect sale, merger, transfer, IPO, debt or equity refinancing or recapitalization

Annex A-51

of the Company or any or all of its Subsidiaries, or any of securities, business, properties or assets of the Company or any or all of its Subsidiaries, or other offers that would require the Company to abandon the transactions contemplated hereby (each such transaction prohibited by this sentence, an “Acquisition Proposal”, provided that, no financing transaction specifically permitted pursuant to Section 5.1(b)(v) of the Company Schedules or Section 5.1(b)(vi) shall constitute an “Acquisition Proposal” for the purposes of this Section 5.8(a) or otherwise, and for the avoidance of doubt, neither this Agreement, nor any of the Ancillary Documents or any of the transactions contemplated hereby or thereby shall constitute an “Acquisition Proposal” for the purposes of this Section 5.8(a) or otherwise); (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, an Acquisition Proposal; (iii) enter into any Contract regarding an Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any successor to or parent company of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing or seek to circumvent this Section 5.8(a) or further an Acquisition Proposal. The Company agrees to (A) notify PTAC promptly upon receipt (and in any event within forty-eight (48) hours after receipt) of any Acquisition Proposal of it, any other Group Company or any other Person of which they are aware, and to describe the terms and conditions of any such Acquisition Proposal in reasonable detail (including the identity of the Persons making such Acquisition Proposal), (B) keep PTAC fully informed on a current basis of any modifications to such offer or information and (C) not (and shall cause its Subsidiaries and their respective Representatives not to) conduct any further discussions with, provide any information to, or enter into negotiations with such Persons. The Company shall immediately cease and cause to be terminated any discussions or negotiations with any Persons (other than PTAC and its Representatives) that may be ongoing with respect to an Acquisition Proposal and terminate any such Person’s and such Person’s Representative’s access to any electronic data room. The Company shall not release any third party from, or waive, amend or modify any standstill or confidentiality provision with respect to an Acquisition Proposal in any agreement to which it or any Pre-Closing Holder is a party, and shall promptly following the date hereof send a written request (email being sufficient) to any Person to whom the Company or any of its Representatives provided confidential information of a Group Company in connection with an Acquisition Proposal, which written request shall instruct such Person to return or confirm (in writing) destruction of all such confidential information.

(b) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the PTAC Parties shall not, and each of them shall cause their Representatives not to, directly or indirectly: issue or execute an indication of interest, memorandum of understanding, a letter of intent, or any other similar agreement with respect to a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination other than with respect to the transactions with the Company contemplated by this Agreement and the Ancillary Documents.

Section 5.9 Preparation of Registration Statement/Proxy Statement. As promptly as practicable after the date hereof, PTAC shall, with the assistance of the Company pursuant to this Section 5.9, prepare and, following delivery of the PCAOB Financials to PTAC pursuant to Section 5.17(a) (but in no event later than forty-eight (48) hours following such delivery thereof), file with the SEC, the Registration Statement/Proxy Statement (it being understood that the Registration Statement/Proxy Statement shall include a proxy statement/prospectus which will be used for the purpose of soliciting proxies from the stockholders of PTAC at the PTAC Shareholders Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by PTAC’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and Nasdaq) in which PTAC shall (a) provide the stockholders of PTAC with the opportunity to redeem the PTAC Class A Shares pursuant to a PTAC Shareholder Redemption, (b) solicit proxies from the stockholders of PTAC to vote at the Special Meeting in favor of the Transaction Proposals, (c) register under the Securities Act the PTAC Common Shares to be issued in connection with the transactions contemplated by this Agreement and the Ancillary Documents and (d) file with the SEC financial and other information about the transactions contemplated by this Agreement and the Ancillary Documents, each in accordance with and as required by PTAC’s Governing Documents, applicable Law and any applicable rules and regulations of the SEC and Nasdaq. The Registration Statement/Proxy Statement will comply as to form and substance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. The Company and its counsel shall be given a reasonable opportunity to review, comment on and approve in writing each of the preliminary and final Registration Statement/Proxy Statement and any amendment or supplement thereto prior to its filing with the SEC (to which comments reasonable and good faith consideration shall be given by PTAC). PTAC shall not file any such documents with the SEC (including in response to any comments from the SEC with respect thereto) without

Annex A-52

the prior written consent (email being sufficient) of the Company (such consent not to be unreasonably withheld, conditioned or delayed). PTAC shall use its reasonable best efforts to: (i) have the Registration Statement/Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; (ii) keep the Registration Statement/Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement; and, (iii) with the assistance of the other Parties hereto, promptly respond to any comments, requests to amend or requests for additional information with respect to the Registration Statement/Proxy Statement by the SEC. Each of PTAC and the Company shall promptly furnish to the other all information concerning such Party, its Affiliates and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.9 or for inclusion in any other statement, filing, notice or application made by or on behalf of PTAC to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement and the Ancillary Documents. Each of PTAC and the Company shall promptly correct any information provided by it for use in the Registration Statement/Proxy Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. PTAC shall amend or supplement the Registration Statement/Proxy Statement and cause the Registration Statement/Proxy Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to PTAC stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and PTAC’s Governing Documents. PTAC shall promptly advise the Company of (A) the time when PTAC has filed the preliminary Registration Statement/Proxy Statement, (B) the SEC’s determination whether to review the Registration Statement/Proxy Statement, (C) in event the preliminary Registration Statement/Proxy Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC, (D) the filing of any supplement or amendment to the Registration Statement/Proxy Statement, (E) the issuance of any stop order relating thereto or the suspension of the qualification of the PTAC Class A Shares for offering or sale in any jurisdiction (it being understood that PTAC shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated), (F) any request by the SEC for amendment of the Registration Statement/Proxy Statement, (G) any oral or written comments from the SEC relating to the Registration Statement/Proxy Statement and responses thereto, (H) requests by the SEC for additional information and (I) the time of effectiveness of the Registration Statement/Proxy Statement. Without limiting the generality of the foregoing, (1) the PTAC Parties shall not, and shall cause their respective Representatives not to, have or participate in any substantive meetings or other substantive discussions with any Governmental Entity or Nasdaq regarding the matters contemplated by this Section 5.9 without first consulting with the Company and providing the Company the opportunity to participate in such meetings or discussion and (2) the Company shall not, and shall cause its Representatives not to, have or participate in any substantive meetings or other substantive discussions with any Governmental Entity or Nasdaq regarding the matters contemplated by this Section 5.9 without first consulting with PTAC and providing PTAC the opportunity to participate in such meetings or discussions. Each of the Parties hereto shall use reasonable best efforts to ensure that none of the information related to it or any its Representatives, supplied by or on its behalf for inclusion or incorporation by reference in the Registration/Proxy Statement will, at the time the Registration/Proxy Statement is filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.10 PTAC Party Approvals.

(a) As promptly as practicable after the Registration Statement/Proxy Statement is declared effective under the Securities Act and, in any event within thirty (30) days of the effectiveness of the Registration Statement/Proxy Statement, PTAC shall (i) duly give notice of and (ii) duly convene and hold a meeting of its shareholders (the “PTAC Shareholders Meeting”), in each case in accordance with the Governing Documents of PTAC, applicable Law and the rules and regulations of the SEC and Nasdaq, for the purposes of obtaining the PTAC Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect a PTAC Shareholder Redemption. PTAC shall, through its board of directors, recommend to its shareholders the (A) adoption and approval of this Agreement and the transactions contemplated hereby and include such recommendation in the Registration Statement/Proxy Statement (the “Business Combination Proposal”); (B) approval of the Merger; (C) approval of the issuance of the Aggregate Stock Consideration and Earn Out Shares pursuant to Article 2; (D) adoption and approval of an incentive equity plan to be proposed by the Compensation Committee of the Company (with the participation of a Representative

Annex A-53

of PTAC) within the thirty (30) day period following the date hereof that provides for grant of awards to employees and other service providers of the Surviving Corporation and its Subsidiaries in the form of options, restricted shares, restricted share units or other equity-based awards based on PTAC Common Shares with a total pool of awards of PTAC Common Shares equal to the New Incentive Plan Size (“New Incentive Plan”); (E) adoption and approval of amendments to the Governing Documents of PTAC in substantially the form attached as Exhibit J hereto; (F) the appointment of the Sponsor Directors and the Company Directors to the PTAC Board in accordance with Section 5.18(b) and Section 5.18(c), respectively, and the designation of the classes of such appointees to the PTAC Board; (G) adoption and approval of any other proposals as either the SEC or Nasdaq (or the respective staff members thereof) may indicate are necessary in its comments to the Registration Statement/Proxy Statement or in correspondence related thereto, and of any other proposals reasonably agreed by PTAC and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Documents; and (H) the adjournment of the PTAC Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (H) together, the “Transaction Proposals”); provided that PTAC may postpone or adjourn the PTAC Shareholders Meeting (x) to solicit additional proxies for the purpose of obtaining the PTAC Shareholder Approval, (y) for the absence of a quorum or (z) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that PTAC has determined based on advice of outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of PTAC prior to the PTAC Shareholders Meeting.

(b) As promptly as practicable after the Registration Statement/Proxy Statement is declared effective under the Securities Act and, in any event within five (5) days of the effectiveness of the Registration Statement/Proxy Statement, PTAC shall take all actions necessary under applicable law to obtain, and then deliver as promptly as practicable thereafter to the Company, the Merger Sub Sole Stockholder Approval by irrevocable written consent pursuant to Section 228(a) and 251(c) of the DGCL and the Merger Sub’s Governing Documents.

Section 5.11 Closing Date Equity Grants.

(a) Subject to the approval of the New Incentive Plan by the shareholders of PTAC pursuant to Section 5.10, the PTAC Board shall approve grants of restricted stock, restricted stock units, stock options or any other type of equity compensation award authorized under the New Incentive Plan to employees and other service providers of the Company, to be effective at the Effective Time, with the recipients of such awards, the number of PTAC Common Shares subject to such awards, and the form of such awards to be specified by the Company at least ten (10) days prior to the Closing Date.

(b) PTAC shall issue PTAC Common Shares at the Effective Time to Financial Technology Partners, LP in accordance with Section 5.11(b) of the Company Schedules.

Section 5.12 Pre-Closing Holder Related Party Transactions. The Company shall (and shall cause the Group Companies to) take all reasonable best efforts to terminate (in form and substance reasonably satisfactory to PTAC) at or prior to the Closing all Pre-Closing Holder Related Party Transactions set forth on Section 5.12 of the Company Schedules, with no further Liability or other obligations to the Group Companies or any of their respective Affiliates (including, after the Closing, PTAC) with respect thereto.

Section 5.13 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Representatives are aware or, upon receipt of any material nonpublic information will be advised, of the restrictions imposed by Securities Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of PTAC (other than engaging in the transactions described herein), communicate such information to any third party, take any other action with respect to PTAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

Section 5.14 Conduct of Business of PTAC. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, PTAC shall, and shall cause its Subsidiaries to, as applicable, (x) keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts to

Annex A-54

maintain the listing of the PTAC Common Shares and the PTAC Warrants on Nasdaq and (y) except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.14 of the PTAC Schedules, pursuant to any PIPE Financing and/or Alternative PIPE Financing, or as consented to in writing by the Company (such consent, other than in the case of (a), (b), (c), (d), or (g), not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(a) adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the Governing Documents of PTAC or any of its Subsidiaries;

(b) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of PTAC or any of its Subsidiaries, or repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of PTAC or any of its Affiliates, other than, for the avoidance of doubt, for the PTAC Shareholder Redemption;

(c) incur, create or assume any Indebtedness for borrowed money;

(d) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, PTAC or any of its Subsidiaries;

(e) issue any Equity Securities of PTAC or any of its Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of the forgoing of any of PTAC or any of its wholly-owned Subsidiaries;

(f) enter into, renew, modify or revise any PTAC Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a PTAC Related Party Transaction);

(g) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(h) take any action that would reasonably be expected to significantly delay or impair (A) the timely filing of any of its public filings with the SEC (giving effect to any permitted extensions), (B) its compliance in all material respects with applicable securities Laws or (C) the listing of the PTAC Common Shares on Nasdaq;

(i) amend or modify the Trust Agreement; or

(j) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.14.

Section 5.15 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, PTAC shall (i) cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) use reasonable best efforts to cause the Trustee to (x) pay as and when due all amounts, if any, payable to the Public Shareholders of PTAC pursuant to the PTAC Shareholder Redemption, (y) pay the amounts due to the underwriters of PTAC’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (z) immediately thereafter, pay all remaining amounts then available in the Trust Account to PTAC in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.16 Stockholder Written Consent.

(a) Immediately following the occurrence of the Company Preferred Conversion, the Company shall take all actions necessary to obtain, and then deliver as promptly as practicable thereafter, an irrevocable written consent from each of the Pre-Closing Holders set forth on Exhibit E, who, collectively, for the avoidance of doubt, will hold at least a majority of the Company Common Stock then outstanding following the consummation of the Company Preferred Conversion, that approves this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby (including the Merger) pursuant to Section 228(a) and 251(c) of the DGCL and the Company’s Governing Documents and the Company Shareholder Agreements (the “Written Consent”). The Company shall take all actions necessary pursuant to the Company’s Governing Documents and the Company Shareholder Agreements to provide all required notices to the Pre-Closing Holders entitled thereto in connection with obtaining such Written

Annex A-55

Consent, including notice of the Company Preferred Conversion pursuant to the Conversion Written Consent. Upon receipt of the Written Consent, the Company shall promptly deliver a copy thereof to PTAC.

(b) As promptly as practicable after the Registration Statement/Proxy Statement is declared effective under the Securities Act and, in any event within ten (10) Business Days of the effectiveness of the Registration Statement/Proxy Statement, cause to be delivered to each Pre-Closing Holder a notice, which shall include copies of this Agreement, the Registration Statement/Proxy Statement, written notice of the Mandatory Conversion Time in a manner consistent with Section 5.2 of the Company Charter (if not earlier provided), the proposed form of Written Consent, and, as applicable, the Registration Rights Agreement, a Letter of Transmittal and/or a Warrant Cancelation Agreement (“Company Stockholder Package”), stating (i) that the Board of Directors recommends that each holder of Company Stock approve the Merger by execution of the Written Consent and (ii) the timeline for returning executed copies of the documents included as part of the Company Stockholder Package. In addition to the foregoing, as promptly as practicable following the date hereof, the Company shall use its reasonable best efforts to request each other holder of Company Stock that has not executed and delivered a Support Agreement on the date hereof to enter into and deliver a Support Agreement substantially in the form attached as Exhibit - A.

Section 5.17 PCAOB Financials.

(a) The Company shall use reasonable best efforts to deliver to PTAC as promptly as practicable, (i) the Closing Company Audited Financial Statements, audited in accordance with the standards of the PCAOB and containing an report of the Company’s auditors qualified only as set forth on Section 5.17(a) of the Company Schedules and (ii) the unaudited consolidated balance sheet and the related consolidated statements of income and cash flows of the Group Companies as of and for a year-to-date period ended as of June 30, 2020 and June 30, 2019 that is required to be included in the Registration Statement/Proxy Statement and any other filings to be made by PTAC with the SEC in connection with the transactions contemplated hereby and in the Ancillary Documents (together with the Closing Company Audited Financial Statements, the “PCAOB Financials”). All such financial statements, together with any unaudited consolidated balance sheet and the related consolidated statements of income and cash flows of the Group Companies as of and for a year-to-date period ended as of June 30, 2020 and June 30, 2019 that is required to be included in the Registration Statement/Proxy Statement and any other filings to be made by PTAC with the SEC in connection with the transactions contemplated by this Agreement and the Ancillary Documents, (A) will be prepared from, and reflect in all material respects, the books and records of the Group Companies, (B) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, (C) will fairly present, in all material respects, the consolidated financial position of the Group Companies as of the dates thereof and their consolidated results of operations for the periods then ended, and (D) in the case of the Closing Company Audited Financial Statements, will be audited in accordance with the standards of the PCAOB. All costs incurred in connection with preparing and obtaining the PCAOB Financials shall be Company Expenses.

(b) The Company shall (and shall cause each Group Company to) use reasonable best efforts (i) to assist PTAC and its Representatives, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the applicable Group Company, in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that is reasonably required to be included in the Registration Statement/Proxy Statement and any other filings to be made by PTAC with the SEC in connection with the transactions contemplated by this Agreement and the Ancillary Documents and (ii) to obtain the consents of the Company’s auditors with respect thereto as may be required by applicable Law.

(c) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall deliver to PTAC unaudited consolidated balance sheets and related statements of income and cash flows of the Company and its Subsidiaries for the fiscal month following the date hereof and for each fiscal month and quarter thereafter, with respect to monthly financial statements, within thirty (30) days following the end of each such month and with respect to quarterly financial statements, within thirty (30) days following the end of each such fiscal quarter (as applicable).

Annex A-56

Section 5.18 Post-Closing Directors and Officers.

(a) The Parties shall take all such action within its power as may be necessary or appropriate such that effective as of the Closing: (i) the board of directors of PTAC (the “PTAC Board”) shall consist of nine (9) directors; (ii) the Governing Documents of PTAC are substantially in the form attached as Exhibit J; (iii) the initial members of the PTAC Board are the individuals determined in accordance with Section 5.18(b) and Section 5.18(c), as applicable; (iv) the initial members of the compensation committee, audit committee and nominating committee of the PTAC Board are the individuals determined in accordance with Section 5.18(d); and (v) the officers of PTAC are the individuals determined in accordance with Section 5.18(e).

(b) Within thirty (30) days of the date hereof, PTAC shall provide to the Company a list of two (2) Persons who shall be a Class I and Class II Director (each as defined in the Governing Documents of PTAC), respectively on the PTAC Board effective as of the Closing (the “Sponsor Directors”). PTAC may, with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), replace any such individual with any other individual prior to the filing of the Registration/Proxy Statement with the SEC by amending such list to include such replacement individual. Notwithstanding the foregoing, each of the two (2) individuals designated to the PTAC Board pursuant to this Section 5.18(b) must be Independent Directors, and in each case if the requirements set forth in this sentence are not met, PTAC shall omit from its proxy materials any such nominee, and such nomination shall be disregarded and no vote on such nominee will occur, notwithstanding that proxies in respect of such vote may have been received by PTAC.

(c) Within thirty (30) days of the date hereof, the Company shall provide to PTAC a list of seven (7) Persons who shall be directors on the PTAC Board effective as of the Closing (the “Company Directors”). The Company may, with the prior written consent of PTAC (such consent not to be unreasonably withheld, conditioned or delayed), replace any such individual with any other individual prior to the filing of the Registration/Proxy Statement with the SEC by amending such list to include such replacement individual. Notwithstanding the foregoing, at least three (3) of the individuals designated to the PTAC Board pursuant to this Section 5.18(c) must be Independent Directors and at least one of such individuals (which may, for the avoidance of doubt, include an Independent Director) must also qualify as independent under the audit committee independence requirements set forth in the rules of any stock exchange applicable to PTAC, and in each case if the requirements set forth in this sentence are not met, PTAC shall omit from its proxy materials any such nominee, and such nomination shall be disregarded and no vote on such nominee will occur, notwithstanding that proxies in respect of such vote may have been received by PTAC.

(d) PTAC and the Company shall mutually agree (such agreement not to be unreasonably withheld, conditioned, or delayed by either the Company or PTAC) on the directors to be appointed to the audit, compensation and nominating committees prior to the filing of the Registration/Proxy Statement with the SEC, which, in the case of the compensation committee, shall include at least one (1) Sponsor Director.

(e) The Persons identified on Section 5.18(e) of the Company Schedules shall be the officers of PTAC immediately after the Closing, with each such individual holding the title set forth opposite his or her name. PTAC and the Company may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or PTAC) to replace any individual set forth on Section 5.18(e) of the Company Schedules with any individual prior to the filing of the Registration/Proxy Statement with the SEC by amending such Schedule to include such replacement individual.

Section 5.19 Certain Other Covenants. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Parties shall promptly notify the other Parties hereto after becoming aware of (a) any breach of any covenant of such Party set forth herein or in any Ancillary Document, or (b) any event or circumstance that could reasonably be expected to (1) with respect to the Company, be a Company Material Adverse Effect or, with respect to PTAC, be a PTAC Material Adverse Effect or (2) otherwise cause or result in any of the conditions set forth in Article 6 not being satisfied or the satisfaction of those conditions being materially delayed. Without in any way limiting the generality of the foregoing, the Company shall (i) promptly inform PTAC in the event any Proceeding is brought against any Group Company by or on behalf of any Pre-Closing Holder or any Pre-Closing Holder provides notice to a Group Company that it is or may be in violation or breach of any of their respective Governing Documents or the Company Shareholder Agreements, and (ii) keep PTAC reasonably apprised of the status of any pending material Proceedings (including, for the avoidance of doubt, as they relate to the Telephone Consumer Protection Act and other similar Laws as well as any Proceedings

Annex A-57

pending or subsequently brought by any equityholder or Affiliate of a Group Company) and promptly deliver copies to PTAC of all material pleadings, motions and other documents relating thereto upon filing or delivering such pleadings, motions or other documents, or in the event the Company is the recipient of such pleadings, motions or other documents, promptly following such receipt; provided, however, that the Company may not deliver such documents if prohibited by Law or if delivery could, as reasonably determined upon the advice of outside legal counsel, result in the loss of the ability to successfully assert any attorney-client or work product privilege (provided that, in each case, the Company shall, and shall cause the other Group Companies to, use best efforts to provide (1) such materials as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) and (2) such other information, in a manner without violating such privilege or Law). No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties, or covenants contained in this Agreement have been breached.

Section 5.20 Section 280G. To the extent PTAC and the Company agree in good faith that the transactions contemplated by this Agreement constitute a “change in control event” within the meaning of Section 280G of the Code, the Company shall (a) prior to the Closing Date, solicit and use reasonable best efforts to obtain from each “disqualified individual” (within the meaning of Section 280G(c) of the Code) who could receive or retain any payment or benefits that could constitute a “parachute payment” (within the meaning of Section 280G(b)(2)(A) of the Code) a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that no payments and/or benefits shall be deemed to be “excess parachute payments” (within the meaning of Section 280G(b)(1) of the Code) and (b) prior to the Closing Date submit to a Company shareholder vote (along with adequate disclosure satisfying the requirements of Section 280G(b)(5)(B)(ii) of the Code and any regulations promulgated thereunder) the right of any such “disqualified individual” to receive the Waived 280G Benefits. Prior to soliciting such waivers and approval materials, the Company shall provide drafts of the calculations, waivers and approval materials to PTAC for its review and comment no later than five (5) Business Days prior to soliciting such waivers and soliciting such approval, and the Company shall consider in good faith any comments provided by PTAC. If any of the Waived 280G Benefits fail to be approved in accordance with the requirements of Section 280G(b)(5)(B) of the Code as contemplated above, such Waived 280G Benefits shall not be made or provided. Prior to the Closing, the Company shall deliver to PTAC evidence reasonably acceptable to PTAC that a vote of the Company shareholders was solicited in accordance with the foregoing provisions of this Section and that either (i) the requisite number of votes of the Company shareholders was obtained with respect to the Waived 280G Benefits (the “280G Approval”) or (ii) the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be retained or provided.

Section 5.21 Pay-Off Letters. The Company shall deliver to PTAC at least two (2) days prior to the Closing Date, customary pay-off letters (the “Pay-Off Letters”) in form and substance reasonably satisfactory to PTAC, with respect to the pay-off amounts of the Indebtedness to be repaid at Closing in accordance with Section 2.3(b) of the Company Schedules as indicated thereon, necessary to secure the automatic release of Liens and guarantees, as applicable, provided in connection with such Indebtedness upon the repayment of such Indebtedness, along with arrangements satisfactory to PTAC to file and/or deliver evidence of termination and/or release, as applicable, of such Liens and guarantees related to such Indebtedness, including security interests related to Intellectual Property recorded in the United States Patent and Trademark Office, United States Copyright Office, or any other authorized United States Intellectual Property registrar.

Section 5.22 Amendments to Agreements. As promptly as practicable following the date hereof, the Company shall use commercially reasonable efforts to amend any agreement to which it is a party (including each of the agreements set forth on Section 5.22 of the Company Schedules) that contains any outstanding “earn-out”, contingent purchase price, or other contingent or deferred payment obligation in the form of Company Stock, options to purchase Company Stock, or any similar right in respect of Company Stock, such that such “earn-out”, contingent purchase price, or other contingent or deferred payment obligation, option to purchase, or any similar right is extinguished effective as of the Effective Time, and replaced with a corresponding right to acquire a

Annex A-58

corresponding number of PTAC Common Shares at a price no less than the Redemption Value Price, in each case, in accordance with and subject to the terms and conditions (including the achievement of the required milestones) set forth in the applicable agreement.

Article 6
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS
CONTEMPLATED BY THIS AGREEMENT

Section 6.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:

(a) any applicable waiting period or Consent under the HSR Act relating to the transactions contemplated by this Agreement and the Ancillary Documents shall have expired, been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable;

(b) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement and the Ancillary Documents shall be in effect;

(c) the Registration Statement/Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement/Proxy Statement, and no Proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d) the PTAC Class A Shares to be issued pursuant to this Agreement (including the Earn Out Shares) shall be listed on Nasdaq upon the Closing, subject to any compliance extension on ability to remedy non-compliance, in each case as permitted by the Nasdaq continued listing rules;;

(e) the PTAC Shareholder Approval shall have been obtained and remain in full force and effect;

(f) the Required Company Shareholder Approval shall have been obtained and remain in full force and effect; and

(g) the Merger Sub Sole Stockholder Approval shall have been obtained and remain in full force and effect.

Section 6.2 Other Conditions to the Obligations of the PTAC Parties. The obligations of the PTAC Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by PTAC (on behalf of itself and the other PTAC Parties) of the following further conditions:

(a) (i) each of the Company Fundamental Representations (other than the representations and warranties set forth in Sections 3.1(a) or 3.2(a) - (b)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except to the extent that any such representation and warranty is made on and as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date, (ii) each of the representations and warranties set forth in Sections 3.2(a) - (b) shall be true and correct ((x) without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein but (y) after giving effect to any Approved Revisions, in all but de minimis respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except to the extent that any such representation and warranty is made on and as of an earlier date, in which case such representation and warranty shall be true and correct in all but de minimis respects as of such earlier date, (iii) each of the representations and warranties set forth in Sections 3.1(a) and clause (a) of Section 3.8 shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except to the extent that any such representation and warranty is made on and as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date, and (iv) each of the other representations and warranties of the

Annex A-59

Company set forth in Article 3 (other than the representation and warranty set forth in clause (a) of Section 3.8) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, (A) except to the extent that any such representation and warranty is made on and as of an earlier date, in which case the same shall be true and correct in all respects as of such earlier date (subject to, for the avoidance of doubt, clause (B) of this Section 6.2(a)(iv)), and (B) except where the failure of such representations and warranties to be true and correct, taken as a whole, would not have a Company Material Adverse Effect;

(b) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement (including the Company Schedules) and each of the Ancillary Documents at or prior to the Closing;

(c) since the date of this Agreement, no Company Material Adverse Effect shall have occurred which is continuing and uncured;

(d) at or prior to the Closing, the Company, as applicable, shall have delivered, or caused to be delivered, to PTAC the following documents:

(i) certificates duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in each case, in form and substance reasonably satisfactory to PTAC;

(ii) applicable good standing certificates (or similar documents applicable for such jurisdictions) for the Company and each of its Subsidiaries certified as of a date no later than fifteen (15) days prior to the Closing Date from the proper Governmental Entity of its jurisdiction of organization;

(iii) a copy of the Exchange Agent Agreement, duly executed by the Holder Representative and the Exchange Agent;

(iv) the Written Consent shall have been obtained and remain in full force and effect; and

(v) a copy of the Registration Rights Agreement, duly executed by each of the Pre-Closing Holders party thereto; and

(e) the Company Preferred Conversion shall have occurred as contemplated by the Conversion Written Consent.

Section 6.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:

(a) (i) the PTAC Fundamental Representations shall be true and correct (without giving effect to any limitation as to “materiality” or “PTAC Material Adverse Effect” or any similar limitations set forth therein) in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except to the extent that any such representation and warranty is made on and as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date, and (ii) the representations and warranties set forth in Article 4 (other than the PTAC Fundamental Representations), without giving effect to any limitation as to “materiality” or “PTAC Material Adverse Effect” or any similar limitations set forth therein, shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, (A) except to the extent that any such representation and warranty is made on and as of an earlier date, in which case the same shall be true and correct in all respects as of such earlier date (subject to, for the avoidance of doubt, clause (B) of this Section 6.3(a)(ii)), and (B) except where the failure of such representations and warranties to be true and correct, taken as a whole, would not have a PTAC Material Adverse Effect;

Annex A-60

(b) the PTAC Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement and each of the Ancillary Documents at or prior to the Closing;

(c) at or prior to the Closing, PTAC shall have delivered, or caused to be delivered, the following documents to the Company:

(i) a certificate duly executed by an authorized officer of PTAC, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in each case, in form and substance reasonably satisfactory to the Company;

(ii) the Investors Rights Agreement duly executed by PTAC and the Sponsor;

(iii) a copy of the Exchange Agent Agreement, duly executed by PTAC, the Sponsor and the Exchange Agent;

(iv) evidence that the Amended and Restated Charter of PTAC in the form included in Exhibit J (or with such changes as may be reasonably approved by the Company and PTAC) has been filed with the Secretary of State of Delaware; and

(v) a copy of the Registration Rights Agreement, duly executed by PTAC and the Sponsor; and

(d) the Aggregate PTAC Transaction Proceeds shall be equal to or greater than $100,000,000 (the “Minimum Cash Condition”).

Section 6.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Group Company’s) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article 7
TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by mutual written consent of PTAC and the Company;

(b) by PTAC, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement or any Ancillary Document (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty days after written notice thereof is delivered to the Company, and (ii) the Termination Date; provided, however, that no PTAC Party is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c) by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any PTAC Party has failed to perform any covenant or agreement on the part of such applicable PTAC Party set forth in this Agreement or any Ancillary Document (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty days after written notice thereof is delivered to PTAC and (ii) the Termination Date; provided, however, that the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

(d) by either PTAC or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to December 31, 2020 (as extended pursuant to this Section 7.1(d), the “Termination

Annex A-61

Date”); provided that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to PTAC if any PTAC Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date; provided, further, that the Termination Date shall be automatically extended on a day-for-day basis for each day of any delay to the applicable waiting or review periods, or any extension thereof (but in any case, no later than January 31, 2021), by any Governmental Entity or Nasdaq (including any specific request from any Governmental Entity or Nasdaq to delay filings or for additional time to review the transactions contemplated hereby) arising or resulting from COVID-19 or any COVID-19 Measures or any other epidemic, pandemic, public health emergency or disease outbreak or any other extraordinary or unusual event that is outside of the control of the parties or their respective Affiliates that would, or would reasonably be expected to, have the effect of delaying, impeding, hindering or preventing the review of the transactions contemplated hereby and/or issuance of clearance or approval from such Governmental Entity to the extent required to satisfy the condition set forth in Section 6.1(b);

(e) by either PTAC or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement or any Ancillary Document and such Order or other action shall have become final and nonappealable;

(f) by either PTAC or the Company if the PTAC Shareholders Meeting has been held (including any adjournment or postponement thereof), has concluded, PTAC’s shareholders have duly voted, and the PTAC Shareholder Approval was not obtained; or

(g) by PTAC if the Conversion Written Consent is, at any time, no longer valid or is otherwise wholly or partially revoked or rescinded at any time.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of (a) this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain a valid and binding obligation of the Parties thereto in accordance with its terms. Notwithstanding the foregoing, the termination of this Agreement pursuant to Section 7.1 shall not affect any Liability on the part of any Party for (i) a willful breach of any covenant or agreement set forth in this Agreement prior to such termination or (ii) Fraud. Without limiting the foregoing, and except as provided in this Section 7.2 (including clause (i) and (ii) of the immediately preceding sentence, but subject to Section 8.19), and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 8.17, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to this Article 7.

Article 8
MISCELLANEOUS

Section 8.1 Survival. None of the representations, warranties, covenants and agreements set forth in this Agreement shall survive the Closing, except for those covenants and agreements set forth in this Agreement that by their respective terms contemplate performance after the Closing.

Section 8.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of PTAC (prior to the Closing) or the Sponsor (after the Closing), on the one hand, and the Company, on the other hand. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void, ab initio.

Annex A-62

Section 8.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by duly authorized officers of PTAC (prior to the Closing) or the Sponsor (after the Closing), on the one hand, and the Company, on the other hand. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio. Notwithstanding anything in this Agreement to the contrary, no amendment or modification that is materially and disproportionately adverse to a Pre-Closing Holder relative to other Pre-Closing Holders holding the same class of Equity Securities in the Company (in each case, in their capacity as Pre-Closing Holders) shall be binding upon such disproportionately affected Pre-Closing Holders or any of the Parties unless the Pre-Closing Holders holding a majority of the adversely affected Company Common Shares, Company Preferred Shares, Company Options, Company RSUs, Company Warrants and/or Company Restricted Shares (as applicable, and in each case voting together as a separate class) consent to such amendment or modification.

Section 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) when delivered in person, when delivered by e-mail (having obtained electronic delivery confirmation thereof), or when sent by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a) If to any PTAC Party, prior to the Closing, or the Sponsor, to:

c/o PropTech Acquisition Corporation 3485 N. Pines Way, Suite 110 Wilson, WY 83014
Attention:	Thomas D. Hennessy M. Joseph Beck
E-mail:	thennessy@hennessycapllc.com jbeck@hennessycapllc.com
with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022
Attention:	Douglas Ryder, P.C. Christian O. Nagler Abhishek Kolay
E-mail:	douglas.ryder@kirkland.com cnagler@kirkland.com abhishek.kolay@kirkland.com

(b) If to the Company, to:

Porch.com, Inc.
2200 1st Avenue South
Seattle, WA 98134
Attention: Matt Ehrlichman, Chairman, Chief Executive Officer, and Co- Founder
E-mail: matt@porch.com

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
1999 Avenue of the Stars
17th Floor
Los Angeles, CA 90067
Attention: Joshua G. DuClos
E-mail: jduclos@sidley.com

Annex A-63

Sidley Austin LLP
1 South Dearborn St
Chicago, IL 60603
Attention: Michael A. Heinz and Matthew D. Stoker
E-mail: mheinz@sidley.com and mstoker@sidley.com

(c) If to the Holder Representative, to:

Joe Hanauer
1200 S. Coast Highway
Suite 204
Laguna Beach, CA 92651

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.5 Governing Law. This Agreement and all related Proceedings shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 8.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of a Party’s Representatives, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Company Expenses and PTAC shall pay, or cause to be paid, all PTAC Excluded Expenses and all PTAC Transaction Expenses, and (b) if the Closing occurs, then PTAC shall pay, or cause to be paid, all Company Expenses, all PTAC Excluded Expenses and all PTAC Transaction Expenses.

Section 8.7 Construction; Interpretation. The term “this Agreement” means this Agreement and Plan of Merger together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to PTAC, any documents or other materials posted to the electronic data room located at <https://datasiteone.merrillcorp.com/manda/project/5eda8a2ab7
f37511b1635273/content/index?mode=index> under the project name “Project Porch” as of 5:00 p.m., Eastern Time, at least five (5) Business Days prior to the date hereof; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified from time to time; (m) whenever the words “in the ordinary course of business”, “in the ordinary course” or words of similar import are used in this Agreement, they shall be deemed to be followed by the words “consistent with its past practice” and shall be construed to mean in the ordinary and usual course of normal day-to-day operations of the business of such Person consistent with its past practice; and (n) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this

Annex A-64

Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.8 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections set forth in this Agreement. Any item disclosed in the Company Schedules or in the PTAC Schedules corresponding to any section or subsection of Article 3 (in the case of the Company Schedules) or Article 4 (in the case of the PTAC Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Schedules) or Article 4 (in the case of the PTAC Schedules), as applicable, where the relevance of such disclosure to such other section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature. In the event a subject matter is addressed in more than one representation and warranty, the Party relying on such representations and warranties shall be entitled to rely only on the most specific representation and warranty addressing such matter. The specification of any dollar amount in the representations, warranties or covenants set forth in this Agreement or the inclusion of any specific item in any Schedule is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material or are within or outside of the ordinary course of business or consistent with past practice, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement. Any description of any agreement, document, instrument, plan, arrangement or other item set forth on the Company Schedules or the PTAC Schedules is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item. The information contained in this Agreement, in the Company Schedules or PTAC Schedules and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Law or breach of contract.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, except for (a) from and after the Effective Time, the provisions of Article 2 (which shall be for the benefit of the Pre-Closing Holders to the extent necessary for such holders to receive the Total Merger Consideration due to such holders thereunder pursuant to the Allocation Schedule (but subject to Section 8.18)), (b) the provisions of Section 5.5 (which shall be for the benefit of the D&O Persons), (c) Section 8.13 (which shall be for the benefit of all Non Party Affiliates) and (d) the last sentence of this Section 8.9. Notwithstanding the foregoing, the Sponsor shall be an express third-party beneficiary of Section 2.2(f), Section 2.2(g), Section 2.6(f), Section 5.4, Section 5.18, Section 7.2, Section 8.2, Section 8.3, Section 8.4, this Section 8.9 and Section 8.13, Section 8.14 and Section 8.18.

Section 8.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11 Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same

Annex A-65

agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement or the other Ancillary Documents shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

Section 8.12 Knowledge of Company; Knowledge of PTAC. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Schedules. For all purposes of this Agreement, the phrase “to PTAC’s knowledge” and “to the knowledge of PTAC” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the PTAC Schedules. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Schedules or Section 8.12(b) of the PTAC Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13 No Recourse. All Proceedings, Liabilities and causes of action (whether in contract or in tort, in Law or in equity or granted by statute) that may be based upon, be in respect of, arise under, out or by reason of, be connected with or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in this Agreement), may be made against only (and such representations and warranties are those solely of) the Persons that are expressly identified herein as Parties and their respective successors and permitted assigns. No Person who is not a Party, including any current, former or future director, officer, founder, employee, consultant, incorporator, member, partner, manager, shareholder, Affiliate, agent, attorney, representative, successor or assignee of, and any financial advisor to, any Party, or any current, former or future director, officer, employee, consultant, incorporator, member, partner, manager, shareholder, Affiliate, agent, attorney, representative, successor or assignee of, and any financial advisor to, any of the foregoing, and in the case of PTAC, the Sponsor (or any successor or assignee thereof) (each in their capacity as such, a “Nonparty Affiliate”), shall have any Liability (whether in contract or in tort, in Law or in equity, or granted by statute) for any Proceedings, Liabilities or causes of action arising under, out or by reason of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance or breach, and, to the maximum extent permitted by Law, each Party hereby waives and releases all such Proceedings, Liabilities and causes of action against any such Nonparty Affiliates.

Section 8.14 Extension; Waiver. The Company may, prior to the Closing, (a) extend the time for the performance of any of the obligations or other acts of any PTAC Party set forth herein, (b) waive any inaccuracies in the representations and warranties of any PTAC Party set forth herein, or (c) waive compliance by any PTAC Party with any of the agreements or conditions set forth herein. PTAC may (prior to the Closing) and the Sponsor may (after the Closing) (in either case, on behalf of itself, and any other PTAC Party) (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Pre-Closing Holder or the Company set forth herein, or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any Party or the Sponsor to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Person. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party or the Sponsor to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 8.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT

Annex A-66

OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING IN RESPECT OF ANY ACTION AGAINST ANY FINANCING SOURCE (IF ANY), IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 8.16 Jurisdiction. Any Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court, and agrees not to bring any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 8.16.

Section 8.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The failure on the part of any Party to exercise, and no delay in exercising, any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power, or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power, or remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in each case without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity.

Section 8.18 Holder Representative.

(a) By consenting to this Agreement, executing a Letter of Transmittal or Warrant Cancelation Agreement, or accepting any consideration as contemplated by Article 2, each Pre-Closing Holder appoints, authorizes and empowers Joe Hanauer to act as a representative for the benefit of the Pre-Closing Holders, as the sole and exclusive agent and attorney-in-fact to act on behalf of each Pre-Closing Holder for purposes of Section 2.6 and Section 8.20 under this Agreement and the Ancillary Documents following the Closing. Without limiting the generality of the foregoing, the Holder Representative shall have the full power and authority to take any and all actions on behalf of the Pre-Closing Holders that is necessary, appropriate or desirable to carry out all of the duties, responsibilities and obligations of the Holder Representative under this Agreement and the Ancillary Documents, including the power and authority to: (i) interpret the terms and provisions of this Agreement and the documents to be executed and delivered in connection therewith; (ii) execute and deliver, and receive deliveries of, all agreements, certificates, statements, notices, approvals, extension, waivers, undertakings, and other documents required or permitted to be given in connection with Section 2.6 and Section 8.20 of this Agreement, (iii) receive service of process in connection with any claims made pursuant to and Section 8.20 of this Agreement; (iv) make

Annex A-67

any calculations and determinations and settle any matters on behalf of all Pre-Closing Holders in connection with Section 2.6 or Section 8.20 of this Agreement, and in connection therewith issue notices and instructions to the Exchange Agent in accordance with the terms of the applicable Ancillary Documents; (v) assert or pursue on behalf of the Pre-Closing Holders any Proceeding or investigation against any of the other Parties, consenting to, compromising or settling any such Proceedings or investigations, conducting negotiations with any of the other Parties and their respective Representatives regarding such Proceeding or investigations pursuant to Section 2.6 or Section 8.20 of this Agreement, and, in connection therewith, to: (A) assert or institute any Proceeding or investigation; (B) file any proofs of debt, claims and petitions as the Holder Representative may deem advisable or necessary; and (C) file and prosecute appeals from any decision, judgment or award rendered in any such Proceeding or investigation; and (vi) to make, execute, acknowledge and deliver all such other statements, agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Holder Representative, in his sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by Section 2.6 or Section 8.20 of this Agreement and all Ancillary Documents to which Holder Representative is party (including, for the avoidance of doubt, in connection with Article 2). Joe Hanauer hereby (i) accepts his appointment as the Holder Representative and authorization to act as attorney-in-fact and agent on behalf of each Pre-Closing Holder in accordance with the terms of this Section 8.18, and (ii) agrees to perform his obligations hereunder and thereunder and otherwise comply with this Section 8.18.

(b) PTAC, Sponsor, and any other Person may conclusively and absolutely rely, without inquiry, upon any action or decision of the Holder Representative in all matters referred to herein. PTAC and Sponsor are entitled to deal exclusively with the Holder Representative on all matters arising under or in connection with Section 2.6, or Section 8.20 or this Section 8.18. Any action taken or not taken or decisions, communications or writings made, given or executed by the Holder Representative with respect to all such matters, for or on behalf of any Pre-Closing Holder, shall be deemed an action taken or not taken or decisions, communications or writings made, given or executed by such Pre-Closing Holder. Any notice or communication delivered to the Holder Representative pursuant to Section 2.6, Section 8.20 or this Section 8.18 shall be deemed to have been delivered to all the Pre-Closing Holder. PTAC and Sponsor shall be entitled to disregard any decisions, communications or writings made, given or executed by any Pre-Closing Holder in connection with any matter arising under or in connection with Section 2.6, Section 8.20 or this Section 8.18, unless the same is made, given or executed by the Holder Representative.

(c) The appointment of the Holder Representative as each Pre-Closing Holder’s attorney-in-fact revokes any power of attorney heretofore granted that authorized any other Person or Persons to act as agent and to represent such Pre-Closing Holder with regard to the matters contemplated by Section 2.6, Section 8.20 or this Section 8.18. The grant of authority provided for herein (A) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy, or liquidation of any Pre-Closing Holder, and (B) shall survive the consummation of transactions contemplated by this Agreement. Notwithstanding the foregoing, the Holder Representative may resign as the Holder Representative at any time by providing written notice to PTAC (prior to the Closing) or the Sponsor (after the Closing), which resignation shall become effective upon appointment of a successor Holder Representative (who is reasonably acceptable to PTAC (prior to the Closing) or the Sponsor (after the Closing)) by the Pre-Closing Holders constituting a majority of the Company Stock immediately prior to the Effective Time. All power, authority, rights, privileges, and obligations conferred in this Agreement to the Holder Representative shall apply to any such successor Holder Representative.

(d) The Holder Representative hereby represents and warrants on behalf of itself to each PTAC Party as of the date hereof and as of the Closing Date, as follows:

(i) The Holder Representative has the requisite capacity, power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which he is or will be a party, to perform his obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.

(ii) The execution and delivery of this Agreement, the Ancillary Documents to which the Holder Representative is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary action on the part of the Holder Representative. This Agreement and each Ancillary Document to which the Holder

Annex A-68

Representative is or will be a party has been or will be upon execution thereof, duly and validly executed and delivered by the Holder Representative and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Holder Representative, enforceable against the Holder Representative in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(iii) The Holder Representative has the sole power, authority and control of the Pre-Closing Holders with respect to the matters relating to this Agreement and the Ancillary Documents, including as contemplated in Section 8.18(a), and in general to do all other things and to perform all other acts, including executing and delivering all agreements, certificates, receipts, instructions, and other instruments, contemplated by, or deemed advisable in connection with, this Agreement or any Ancillary Document, in each case on behalf of a Pre-Closing Holder.

(e) The Holder Representative shall be reimbursed for all such fees, costs, and expenses by the Company as Company Expenses.

Section 8.19 Trust Account Waiver. Reference is made to the final prospectus of PTAC, dated as of November 21, 2019, filed with the SEC (File No. 333-234512) on November 22, 2019 (the “Prospectus”). The Holder Representative (on behalf of each Pre-Closing Holder) and the Company acknowledge and agree and understand that PTAC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of PTAC’s public shareholders (including overallotment shares acquired by PTAC’s underwriters, the “Public Shareholders”), and PTAC may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of PTAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Holder Representative (on behalf of each Pre-Closing Holder) and the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding anything to the contrary in this Agreement, none of the Company, the Holder Representative, any Pre-Closing Holder, or any of their respective Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distribution therefrom to Public Stockholders or otherwise occurring prior to the Closing in accordance with the terms of the Trust Agreement (“Public Distributions”), or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between PTAC or its Representatives, on the one hand, and any Pre-Closing Holder, the Holder Representative, the Company or any of his, her or its respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Holder Representative (on behalf of each Pre-Closing Holder) and the Company on his, her or its own behalf and on behalf of his, her or its respective Representatives hereby irrevocably waives any Trust Account Released Claims that such Person and his, her or its respective Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with PTAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with PTAC or its Affiliates).

Section 8.20 Acknowledgement; Waiver of Conflicts; Retention of Privilege.

(a) Each of the Parties hereto acknowledges and agrees that (i) Sidley Austin LLP (“Prior Company Counsel”) has acted as counsel to the Company in various matters involving a range of issues and as counsel to the Company in connection with the negotiation of this Agreement and the Ancillary Documents, and the transactions contemplated hereby and thereby and (ii) Kirkland & Ellis LLP (“Prior PTAC Counsel”) has acted as counsel to PTAC in various matters involving a range of issues and as counsel to PTAC in connection with the negotiation of this Agreement and the Ancillary Documents, and the transactions contemplated hereby and thereby.

Annex A-69

(b) In connection with any matter or dispute under this Agreement, PTAC hereby irrevocably waives and agrees not to assert, and agree to cause the Surviving Corporation to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) Prior Company Counsel’s prior representation of the Company, (ii) Prior Company Counsel’s representation of the Holder Representative and/or any of the Group Companies (collectively, the “Company Advised Parties”) prior to and after the Closing, (iii) Prior PTAC Counsel’s prior representation of PTAC and (iv) Prior PTAC Counsel’s representation of the Sponsor, any subsidiary of PTAC and/or any PTAC stockholders (collectively, the “PTAC Advised Parties”) prior to and after the Closing.

(c) PTAC further agrees, on behalf of itself and, after the Closing, on behalf of the Surviving Corporation, that all communications in any form or format whatsoever between or among any of Prior Company Counsel, the Company, any of the Company Advised Parties, or any of their respective Representatives that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or, beginning on the date of this Agreement, any dispute arising under this Agreement (collectively, the “Company Deal Communications”) shall be deemed to be retained and owned collectively by the Company Advised Parties, shall be controlled by the Holder Representative on behalf of the Company and shall not pass to or be claimed by PTAC or the Surviving Corporation. All Company Deal Communications that are attorney-client privileged (the “Privileged Company Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Holder Representative and the Company, shall be controlled by the Holder Representative on behalf of the Company and shall not pass to or be claimed by PTAC or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by PTAC or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(d) The Company and each of the Company Securityholders further agrees, on behalf of itself and, after the Closing, on behalf of the Surviving Corporation, that all communications in any form or format whatsoever between or among any of Prior PTAC Counsel, PTAC, any of the PTAC Advised Parties, or any of their respective Representatives that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or, beginning on the date of this Agreement, any dispute arising under this Agreement (collectively, the “PTAC Deal Communications”) shall be deemed to be retained and owned collectively by the PTAC Advised Parties, shall be controlled by the Sponsor and shall not pass to or be claimed by PTAC or the Surviving Corporation. All PTAC Deal Communications that are attorney-client privileged (the “Privileged PTAC Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor, shall be controlled by the Sponsor and shall not pass to or be claimed by PTAC or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by PTAC or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(e) Notwithstanding the foregoing, in the event that a dispute arises between PTAC or the Surviving Corporation, on the one hand, and a third party other than the Holder Representative or the Sponsor on the other hand, PTAC or the Surviving Corporation may assert the attorney-client privilege to prevent the disclosure of the Privileged Company Deal Communications and Privileged PTAC Deal Communications to such third party; provided, however, that neither PTAC nor the Surviving Corporation may waive such privilege with respect to (i) Privileged Company Deal Communications without the prior written consent of the Holder Representative or (ii) Privileged PTAC Deal Communications without the prior written consent of the Sponsor. In the event that PTAC or the Surviving Corporation is legally required by governmental order or otherwise to access or obtain a copy of all or a portion of (i) the Privileged Company Deal Communications, PTAC shall immediately (and, in any event, within two (2) Business Days) notify the Holder Representative in writing (including by making specific reference to this Section 8.20) so that the Holder Representative can seek a protective order and (ii) the Privileged PTAC Deal Communications, PTAC shall immediately (and, in any event, within two (2) Business Days) notify the Sponsor in writing (including by making specific reference to this Section 8.20) so that the Sponsor can seek a protective order and, in either case, PTAC agrees to use all commercially reasonable efforts to assist therewith.

Annex A-70

(f) To the extent that files or other materials maintained by Prior Company Counsel constitute property of its clients, only the Holder Representative and the Company Advised Parties shall hold such property rights and Prior Company Counsel shall have no duty to reveal or disclose any such files or other materials or any Privileged Company Deal Communications by reason of any attorney-client relationship between Prior Company Counsel, on the one hand, and the Surviving Corporation, on the other hand so long as such files or other materials would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party. To the extent that files or other materials maintained by Prior PTAC Counsel constitute property of its clients, only the Sponsor and the PTAC Advised Parties shall hold such property rights and Prior PTAC Counsel shall have no duty to reveal or disclose any such files or other materials or any Privileged PTAC Deal Communications by reason of any attorney-client relationship between Prior PTAC Counsel, on the one hand, and PTAC, on the other hand so long as such files or other materials would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party.

(g) PTAC agrees on behalf of itself and the Surviving Corporation, (i) to the extent that PTAC or the Surviving Corporation receives or takes physical possession of any Company Deal Communications or PTAC Deal Communications, (a) such physical possession or receipt shall not, in any way, be deemed a waiver by any of the Company Advised Parties, PTAC Advised Parties or any other Person, of the privileges or protections described in this Section 8.20, and (b) neither PTAC nor the Surviving Corporation shall assert any claim that any of the Company Advised Parties, PTAC Advised Parties or any other Person waived the attorney-client privilege, attorney work-product protection or any other right or expectation of client confidence applicable to any such materials or communications, (ii) not to access or use the Company Deal Communications or PTAC Deal Communications, including by way of review of any electronic data, communications or other information, or by seeking to have the Holder Representative or the Sponsor, as applicable, waive the attorney-client or other privilege, or by otherwise asserting that PTAC or the Surviving Corporation has the right to waive the attorney-client or other privilege, (iii) not to seek to obtain the Company Deal Communications from Prior Company Counsel so long as such Company Deal Communications would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party and (iv) not to seek to obtain the PTAC Deal Communications from Prior PTAC Counsel so long as such PTAC Deal Communications would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party.

* * * * *

Annex A-71

IN WITNESS WHEREOF, each of the Parties has caused this Agreement and Plan of Merger to be duly executed on its behalf as of the day and year first above written.

PROPTECH ACQUISITION CORPORATION
By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Co-Chief Executive Officer and President
PTAC MERGER SUB CORPORATION
By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Co-Chief Executive Officer and President
PORCH.COM, INC.
By:	/s/ Matthew Ehrlichman
Name:	Matthew Ehrlichman
Title:	Chief Executive Officer
HOLDER REPRESENTATIVE
By:	/s/ Joe Hanauer
Name:	Joe Hanauer

Annex A-72

ANNEX A-1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT (this “Amendment”), to the Agreement and Plan of Merger, dated as of July 30, 2020 (the “Merger Agreement”), PropTech Acquisition Corporation, a Delaware corporation (“PTAC”), PTAC Merger Sub Corporation, a Delaware corporation, a wholly-owned Subsidiary of PTAC (“Merger Sub”) and Porch.com, Inc., a Delaware corporation (the “Company”), is dated as of October 12, 2020. Each capitalized term used and not defined herein shall have the meaning assigned to it in the Merger Agreement.

WHEREAS, each of the Parties desire to amend the Merger Agreement as set forth herein in accordance with Section 8.3 of the Merger Agreement.

NOW THEREFORE, in consideration of the terms and conditions contained in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

Section 1. Amendment to Section 1.1 of the Merger Agreement. The definition of “Acquisition Amounts” in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Acquisition Amounts” means, in the event the Company, at any time during the period beginning on the date of this Agreement and ending prior to the Effective Time, directly or indirectly, consummates any of the following transactions, in each case, with a Person other than any Pre-Closing Holder or their Affiliates: (a) acquisition by means of merger, consolidation, reorganization or other similar business combination transaction, of a majority of the outstanding equity interests of another such Person, (b) a minority investment in another such Person, and/or (c) acquisition of all or substantially all of the assets of another such Person or all or substantially all of the assets of a distinct business of another such Person, in each case, solely with respect to the identified entities set forth in Section 5.1(b)(ii) of the Company Schedules and in compliance with the terms set forth thereof(including the maximum purchase price payable with respect to any individual transaction and all such transactions in the aggregate) (each such transaction, an “Approved Acquisition Target”), then an amount equal to (i) the aggregate amount of cash and cash equivalents of the Company paid as a part of the purchase price for such Approved Acquisition Target, plus (ii) the aggregate amount of any Indebtedness incurred by the Company to fund the purchase price for such Approved Acquisition Target to the extent such incurred Indebtedness is treated as Closing Date Indebtedness hereunder for purposes of calculating the Closing Merger Consideration, plus (iii) an amount equal to: (x) the number of Company Common Shares actually issued by the Company to the sellers prior to the Effective Time in connection with a transaction contemplated in clauses (b) or (c) above multiplied by (y) the Per Common Share Value.

Section 2. Amendment to Section 5.1(b)(ii) of the Company Schedules. Section 5.1(b)(ii) of the Company Schedules is hereby amended and restated in its entirety to the form attached hereto as Attachment A.

Section 3. Amendment to Section 7.1(d) of the Merger Agreement. Section 7.1(d) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(d)    by either PTAC or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to January 31, 2021 (as extended pursuant to this Section 7.1(d), the “Termination Date”); provided that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to PTAC if any PTAC Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

Section 4. Amendment to Exhibit J of the Merger Agreement (Form of Governing Documents of PTAC). Exhibit J to the Merger Agreement is hereby amended and restated in its entirety to the form attached hereto as Attachment B.

Annex A-1-1

Section 5. Effect on Merger Agreement. The foregoing amendment and agreement are given solely in respect of the transactions described herein. Except as expressly set forth herein, all of the terms, conditions, obligations, covenants and agreements of the Merger Agreement shall continue in full force and effect after the execution of this Amendment, and shall not be in any way amended, changed, modified or superseded by the terms set forth herein. This Amendment shall form a part of the Merger Agreement for all purposes, and each Party shall be bound hereby. From and after the execution of this Amendment by the Parties hereto, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby and any reference to the Company Schedules shall be deemed a reference to the Company Schedules as amended herby, in each case including for purposes of Section 8.3 of the Merger Agreement. Notwithstanding anything to the contrary in this Amendment, the date of the Merger Agreement, as amended hereby, will in all instances remain as July 30, 2020, and references in the Merger Agreement to “the date first written above,” “the date of this Agreement,” “the date hereof” and similar references will continue to refer to July 30, 2020.

Section 6. Miscellaneous. The provisions of Article 8 of the Merger Agreement are incorporated by reference into this Amendment and shall apply mutatis mutandis to this Amendment.

[SIGNATURE PAGES FOLLOW]

Annex A-1-2

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed and delivered by their respective duly authorized officers as of the date first written above.

PROPTECH ACQUISITION CORPORATION
By:	/s/ Thomas D. Hennessy
Name: Thomas D. Hennessy
Title: Co-Chief Executive Officer and President
PTAC MERGER SUB CORPORATION
By:	/s/ Thomas D. Hennessy
Name: Thomas D. Hennessy
Title: Co-Chief Executive Officer and President

[Signature Page to First Amendment to Merger Agreement]

Annex A-1-3

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed and delivered by their respective duly authorized officers as of the date first written above.

PORCH.COM, INC.
By:	/s/ Matthew Ehrlichman
Name: Matthew Ehrlichman
Title: Chief Executive Officer

[Signature Page to First Amendment to Merger Agreement]

Annex A-1-4

ANNEX B

FORM OF
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
PROPTECH ACQUISITION CORPORATION

[•], 2020

PropTech Acquisition Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “PropTech Acquisition Corporation”. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 31, 2019. The Corporation filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on November 21, 2019 (the “First Amended and Restated Certificate”).

2. This Second Amended and Restated Certificate of Incorporation (this “Second Amended and Restated Certificate”), which both restates and amends the provisions of the First Amended and Restated Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

3. This Second Amended and Restated Certificate restates, integrates, and amends the provisions of the First Amended and Restated Certificate. Certain capitalized terms used in this Second Amended and Restated Certificate are defined where appropriate herein.

4. This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of the State of Delaware.

5. The text of the First Amended and Restated Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I
NAME

The name of the corporation is Porch Group, Inc. (the “Corporation”).

ARTICLE II
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

ARTICLE III
REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE IV
CAPITALIZATION

Section 4.1.     Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 410,000,000 shares, consisting of (a) 400,000,000 shares of common stock (the “Common Stock”) and (b) 10,000,000 shares of preferred stock (the “Preferred Stock”).

Annex B-1

Section 4.2.     Preferred Stock. The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide, out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock, and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Section 4.3.     Common Stock.

(a)     Voting.

(i)     Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation.

(ii)     Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation on which the holders of the Common Stock are entitled to vote.

(iii)     Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), holders of shares of Common Stock shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.

(b)     Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c)     Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

Section 4.4.     Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

Section 4.5.     No Class Vote on Changes in Authorized Number of Shares of Stock. The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation entitled to vote generally in the election of directors, irrespective of the provisions of Section 242(b)(2)

Annex B-2

of the DGCL (or any successor provision thereto), voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote by any holders of one or more series of Preferred Stock is required by the express terms of any Preferred Stock Designation.

ARTICLE V
DIRECTORS

Section 5.1.     Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Second Amended and Restated Certificate, as it may be further amended from time to time, or the Amended and Restated By-Laws of the Corporation (as amended from time to time in accordance with the provisions hereof and thereof, the “By-Laws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL and this Second Amended and Restated Certificate.

Section 5.2.     Number, Election and Term.

(a)     The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time in the manner provided in the By-laws.

(b)     Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate, the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate, each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Subject to Section 5.5 hereof, if the number of directors that constitute the Board is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors constituting the Board shorten the term of any incumbent director. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. The Board is hereby expressly authorized, by resolution or resolutions thereof, to assign members of the Board already in office to the aforesaid classes at the time this Second Amended and Restated Certificate (and therefore such classification) becomes effective in accordance with the DGCL.

(c)     Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal. There shall be no limit on the number of terms a director may serve on the Board.

(d)     Unless and except to the extent that the By-Laws shall so require, the election of directors need not be by written ballot. The holders of shares of Common Stock shall not have cumulative voting rights with regard to the election of directors.

Section 5.3.     Newly Created Directorships and Vacancies. Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a

Annex B-3

majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.4.     Removal. Subject to Section 5.5 hereof and except as otherwise required by law, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 5.5.     Preferred Stock - Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Second Amended and Restated Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

ARTICLE VI
BY-LAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the By-Laws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the By-Laws. The By-Laws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Second Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the By-Laws; and provided further, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such By-Laws had not been adopted.

ARTICLE VII
MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.1.     Special Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, the Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders of the Corporation to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders of the Corporation may not be called by another person or persons.

Section 7.2.     Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the By-Laws.

Section 7.3.     Action by Written Consent. Except as otherwise expressly provided for or fixed pursuant to any Preferred Stock Designation permitting the holders of one or more series of Preferred Stock to act by written consent, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

ARTICLE VIII
LIMITED LIABILITY; INDEMNIFICATION

Section 8.1.     Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as the same exists

Annex B-4

or may hereafter be amended, unless they violated their duty of loyalty to the Corporation or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.2.     Indemnification and Advancement of Expenses.

(a)     To the fullest extent permitted by the applicable laws of the State of Delaware, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation to procure a judgment in its favor (a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and disbursements, judgments, fines, ERISA excise taxes, damages, claims and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contractual rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b)     The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Second Amended and Restated Certificate as it may be further amended from time to time, the By-Laws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c)     Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Second Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d)     This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.
Annex B-5

ARTICLE IX
corporate opportunity

Section 9.1.     To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Second Amended and Restated Certificate or in the future, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of the Corporation with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the Corporation and (i) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue and (ii) the director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation.

Section 9.2.     Neither the alteration, amendment, addition to or repeal of this Article IX, nor the adoption of any provision of this Second Amended and Restated Certificate (including any Preferred Stock Designation) inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such alteration, amendment, addition, repeal or adoption. This Article IX shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Second Amended and Restated Certificate, the By-laws or applicable law.

ARTICLE X
AMENDMENT OF SECOND amended and restated CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Second Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Second Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article X. Notwithstanding any other provisions of this Second Amended and Restated Certificate or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Corporation required by law or by this Second Amended and Restated Certificate or any Preferred Stock Designation filed with respect to a series of Preferred Stock, the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Article V.

ARTICLE XI
Exclusvie Forum for Certain lawsuits

Section 11.1.     Forum. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Second Amended and Restated Certificate or the By-Laws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction,

Annex B-6

or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the provisions of this Section 11.1 will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Section 11.2.     Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 11.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 11.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 11.3.     Severability. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Section 11.4.     Consent. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

[Signature Page Follows]

Annex B-7

IN WITNESS WHEREOF, PropTech Acquisition Corporation has caused this Second Amended and Restated Certificate of Incorporation to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

PROPTECH ACQUISITION CORPORATION

By:
Name:
Title:

Annex B-8

ANNEX C

FORM OF
AMENDED AND RESTATED BY LAWS
OF
PORCH GROUP, INC.
(THE “CORPORATION”)

ARTICLE I
OFFICES

Section 1.1.     Registered Office. The registered office of the Corporation within the State of Delaware shall be located at either (a) the principal place of business of the Corporation in the State of Delaware or (b) the office of the corporation or individual acting as the Corporation’s registered agent in Delaware.

Section 1.2.     Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II
STOCKHOLDERS MEETINGS

Section 2.1.     Annual Meetings. The annual meeting of stockholders shall be held at such place, either within or without the State of Delaware, and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.

Section 2.2.     Special Meetings. Subject to the rights of the holders of any outstanding series of the preferred stock of the Corporation (“Preferred Stock”), and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Board, the Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person. Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).

Section 2.3.     Notices. Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”). If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.7(c)) given before the date previously scheduled for such meeting.

Section 2.4.     Quorum. Except as otherwise provided by applicable law, the Corporation’s Second Amended and Restated Certificate of Incorporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”) or these By Laws, the presence, in person or by proxy, at a stockholders meeting of

Annex C-1

the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.

Section 2.5.     Voting of Shares.

(a)     Voting Lists. The Secretary of the Corporation (the “Secretary”) shall prepare, or shall cause the officer or agent who has charge of the stock ledger of the Corporation to prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order and showing the address and the number of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If a meeting of stockholders is to be held solely by means of remote communication as permitted by Section 9.5(a), the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.

(b)     Manner of Voting. At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3), provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chairman of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

(c)     Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority. No stockholder shall have cumulative voting rights.

(i)     A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such

Annex C-2

stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(ii)     A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(d)     Required Vote. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all meetings of stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these By Laws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

(e)     Inspectors of Election. The Board may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

Section 2.6.     Adjournments. Any meeting of stockholders, annual or special, may be adjourned by the chairman of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 9.2, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Annex C-3

Section 2.7.     Advance Notice for Business.

(a)     Annual Meetings of Stockholders. No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice provided for in this Section 2.7(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in this Section 2.7(a). Notwithstanding anything in this Section 2.7(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 3.2 will be considered for election at such meeting.

(i)     In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(iii), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 2.7(a).

(ii)     To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these By Laws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (F) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

(iii)     The foregoing notice requirements of this Section 2.7(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.7(a); provided, however, that once business has been properly brought before the

Annex C-4

annual meeting in accordance with such procedures, nothing in this Section 2.7(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chairman of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.7(a) or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.7(a), such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.7(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(iv)     In addition to the provisions of this Section 2.7(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(b)     Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to Section 3.2.

(c)     Public Announcement. For purposes of these By Laws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act (or any successor thereto).

Section 2.8.     Conduct of Meetings. The chairman of each annual and special meeting of stockholders shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these By Laws or such rules and regulations as adopted by the Board, the chairman of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairman of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.9.     Consents in Lieu of Meeting. Any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders of the Corporation.

Annex C-5

ARTICLE III
DIRECTORS

Section 3.1.     Powers; Number. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By Laws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware. Subject to the Certificate of Incorporation, the number of directors shall be fixed exclusively by resolution of the Board.

Section 3.2.     Advance Notice for Nomination of Directors.

(a)     Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may be made (i) by or at the direction of the Board or (ii) by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided for in this Section 3.2 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 3.2.

(b)     In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 3.2.

(c)     Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by this Section 3.2 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.

(d)     To be in proper written form, a stockholder’s notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation, if any, that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, without regard to the application of the Exchange Act to either the nomination or the Corporation; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder as they

Annex C-6

appear on the Corporation’s books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(e)     If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 3.2, or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 3.2, then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 3.2, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(f)     In addition to the provisions of this Section 3.2, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.2 shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.

Section 3.3.     Compensation. Unless otherwise restricted by the Certificate of Incorporation or these By Laws, the Board shall have the authority to fix the compensation of directors, including for service on a committee of the Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

ARTICLE IV
BOARD MEETINGS

Section 4.1.     Annual Meetings. The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.

Section 4.2.     Regular Meetings. Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places (within or without the State of Delaware) as shall from time to time be determined by the Board.

Section 4.3.     Special Meetings. Special meetings of the Board (a) may be called by the Chairman of the Board or President and (b) shall be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any

Annex C-7

and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these By Laws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.

Section 4.4.     Quorum; Required Vote. A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these By Laws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 4.5.     Consent In Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these By Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.6.     Organization. The chairman of each meeting of the Board shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chairman elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE V
COMMITTEES OF DIRECTORS

Section 5.1.     Establishment. The Board may by resolution of the Board designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required by the resolution designating such committee. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

Section 5.2.     Available Powers. Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.

Section 5.3.     Alternate Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 5.4.     Procedures. Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these By Laws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the

Annex C-8

meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these By Laws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these By Laws.

ARTICLE VI
OFFICERS

Section 6.1.     Officers. The officers of the Corporation elected by the Board shall be a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers (including without limitation, a Chairman of the Board, Presidents, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. The Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these By Laws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.

(a)     Chairman of the Board. The Chairman of the Board shall preside when present at all meetings of the stockholders and the Board. The Chairman of the Board shall have general supervision and control of the acquisition activities of the Corporation subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The powers and duties of the Chairman of the Board shall not include supervision or control of the preparation of the financial statements of the Corporation (other than through participation as a member of the Board). The position of Chairman of the Board and Chief Executive Officer may be held by the same person and may be held by more than one person.

(b)     Chief Executive Officer. The Chief Executive Officers shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chairman of the Board pursuant to Section 6.1(a) above. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person and may be held by more than one person.

(c)     President. The President shall make recommendations to the Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of the Chief Executive Officer. In the absence (or inability or refusal to act) of the Chairman of the Board and the Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.

(d)     Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.

(e)     Secretary.

(i)     The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of

Annex C-9

the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chairman of the Board, the Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

(ii)     The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

(f)     Assistant Secretaries. The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

(g)     Chief Financial Officer. The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).

(h)     Treasurer. The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer.

Section 6.2.     Term of Office; Removal; Vacancies. The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

Section 6.3.     Other Officers. The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.

Section 6.4.     Multiple Officeholders; Stockholder and Director Officers. Any number of offices may be held by the same person unless the Certificate of Incorporation or these By Laws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.

ARTICLE VII
SHARES

Section 7.1.     Certificated and Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

Section 7.2.     Multiple Classes of Stock. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the

Annex C-10

foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

Section 7.3.     Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by (a) the Chairman of the Board, the Chief Executive Officer, the President or a Vice President and (b) the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

Section 7.4.     Consideration and Payment for Shares.

(a)     Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation including cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.

(b)     Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there shall have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.

Section 7.5.     Lost, Destroyed or Wrongfully Taken Certificates.

(a)     If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.

(b)     If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.

Section 7.6.     Transfer of Stock.

(a)     If a certificate representing shares of the Corporation is presented to the Corporation with an endorsement requesting the registration of transfer of such shares or an instruction is presented to the Corporation requesting the registration of transfer of uncertificated shares, the Corporation shall register the transfer as requested if:

(i)     in the case of certificated shares, the certificate representing such shares has been surrendered;

(ii)     (A) with respect to certificated shares, the endorsement is made by the person specified by the certificate as entitled to such shares; (B) with respect to uncertificated shares, an instruction is made by the registered owner of such uncertificated shares; or (C) with respect to

Annex C-11

certificated shares or uncertificated shares, the endorsement or instruction is made by any other appropriate person or by an agent who has actual authority to act on behalf of the appropriate person;

(iii)     the Corporation has received a guarantee of signature of the person signing such endorsement or instruction or such other reasonable assurance that the endorsement or instruction is genuine and authorized as the Corporation may request;

(iv)     the transfer does not violate any restriction on transfer imposed by the Corporation that is enforceable in accordance with Section 7.8(a); and

(v)     such other conditions for such transfer as shall be provided for under applicable law have been satisfied.

(b)     Whenever any transfer of shares shall be made for collateral security and not absolutely, the Corporation shall so record such fact in the entry of transfer if, when the certificate for such shares is presented to the Corporation for transfer or, if such shares are uncertificated, when the instruction for registration of transfer thereof is presented to the Corporation, both the transferor and transferee request the Corporation to do so.

Section 7.7.     Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

Section 7.8.     Effect of the Corporation’s Restriction on Transfer.

(a)     A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the DGCL and noted conspicuously on the certificate representing such shares or, in the case of uncertificated shares, contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

(b)     A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless: (i) the shares are certificated and such restriction is noted conspicuously on the certificate; or (ii) the shares are uncertificated and such restriction was contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares.

Section 7.9.     Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

ARTICLE VIII
INDEMNIFICATION

Section 8.1.     Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed

Annex C-12

action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.

Section 8.2.     Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.

Section 8.3.     Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 8.4.     Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these By Laws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

Section 8.5.     Insurance. The Corporation may secure and maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Annex C-13

Section 8.6.     Indemnification of Other Persons. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.

Section 8.7.     Amendments. Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these By Laws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided however, that amendments or repeals of this Article VIII shall require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation.

Section 8.8.     Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.

Section 8.9.     Contract Rights. The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 8.10.     Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX
MISCELLANEOUS

Section 9.1.     Place of Meetings. If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these By Laws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

Section 9.2.     Fixing Record Dates.

(a)     In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall

Annex C-14

be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 9.2(a) at the adjourned meeting.

(b)     In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 9.3.     Means of Giving Notice.

(a)     Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these By Laws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

(b)     Notice to Stockholders. Whenever under applicable law, the Certificate of Incorporation or these By Laws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Annex C-15

(c)     Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

(d)     Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these By Laws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e)     Exceptions to Notice Requirements. Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these By Laws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these By Laws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

Section 9.4.     Waiver of Notice. Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these By Laws, a written waiver of such notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.5.     Meeting Attendance via Remote Communication Equipment.

(a)     Stockholder Meetings. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(i)     participate in a meeting of stockholders; and

Annex C-16

(ii)     be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and, if entitled to vote, to vote on matters submitted to the applicable stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

(b)     Board Meetings. Unless otherwise restricted by applicable law, the Certificate of Incorporation or these By Laws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.6.     Dividends. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

Section 9.7.     Reserves. The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Section 9.8.     Contracts and Negotiable Instruments. Except as otherwise provided by applicable law, the Certificate of Incorporation or these By Laws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairman of the Board , the Chief Executive Officer, President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 9.9.     Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board.

Section 9.10.     Seal. The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 9.11.     Books and Records. The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.

Section 9.12.     Resignation. Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. The resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9.13.     Surety Bonds. Such officers, employees and agents of the Corporation (if any) as the Chairman of the Board, the Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other

Annex C-17

property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairman of the Board, the Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.

Section 9.14.     Securities of Other Corporations. Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, the Chief Executive Officer, President, any Vice President or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

Section 9.15.     Amendments. The Board shall have the power to adopt, amend, alter or repeal the By Laws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the By Laws. The By Laws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power (except as otherwise provided in Section 8.7)of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the By Laws.

Annex C-18

ANNEX D

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §  228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§  251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by §  363(a) of this title, appraisal rights shall be available as contemplated by §  363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

Annex D-1

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §  255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §  114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the

Annex D-2

facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1.0 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

Annex D-3

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D-4

ANNEX E

INCENTIVE PLAN

Porch Group, Inc.

2020 STOCK INCENTIVE PLAN

1.         INTRODUCTION

(a)     Purposes. The purposes of the Porch Group, Inc. 2020 Stock Incentive Plan (this “Plan”) are (i) to align the interests of the Company’s stockholders and the recipients of awards under this Plan by increasing the proprietary interest of such recipients in the Company’s growth and success, (ii) to advance the interests of the Company by attracting and retaining Non-Employee Directors, officers, other employees, consultants, independent contractors and agents and (iii) to motivate such persons to act in the long-term best interests of the Company and its stockholders.

(b)     Certain Definitions.

“2012 Plan” shall mean the Porch.com, Inc. 2012 Equity Incentive Plan, as amended.

“Agreement” shall mean the written or electronic agreement evidencing an award hereunder between the Company and the recipient of such award.

“Board” shall mean the Board of Directors of the Company.

“Change in Control” shall have the meaning set forth in Section 5.8(b).

“Closing” shall mean the closing of the transactions contemplated by the Merger Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Committee” shall mean the Compensation Committee of the Board, or a subcommittee thereof, or such other committee designated by the Board, in each case, consisting of two or more members of the Board, each of whom is intended to be (i) a “Non-Employee Director” within the meaning of Rule 16b-3 under the Exchange Act and (ii) “independent” within the meaning of the rules of the NASDAQ Capital Market or, if the Common Stock is not listed on the NASDAQ Capital Market, within the meaning of the rules of the principal stock exchange on which the Common Stock is then traded.

“Common Stock” shall mean the common stock, par value $0.0001 per share, of the Company, and all rights appurtenant thereto.

“Earn Out Share” shall have the meaning set forth in the Merger Agreement.

“Excess Award” shall mean any equity award granted under the 2012 Plan prior to Closing, as permitted by the Merger Agreement, relating to in excess of 2,000,000 shares of Porch common stock.

“Company” shall mean Porch Group, Inc., a corporation organized under the laws of the State of Delaware, or any successor thereto.

“Company Voting Securities” shall have the meaning set forth in Section 5.8(b)(1).

“Earn Out Share” shall have the meaning set forth in the Merger Agreement.

“Excess Awards” shall mean the equity awards granted under the 2012 Plan prior to Closing, as permitted by the Merger Agreement, to the extent they relate in the aggregate to more than 2,000,000 shares of Porch common stock. “Fair Market Value” shall mean the closing transaction price of a share of Common Stock as reported on the NASDAQ Capital Market on the date as of which such value is being determined or, if the Common Stock is not listed on the NASDAQ Capital Market, the closing transaction price of a share of Common Stock on the principal national stock exchange on which the Common Stock is traded on the date as of which such value is being determined or, if there shall be no reported transactions for such date, on the next preceding date for which transactions were reported; provided, however, that if the Common Stock is not listed on a national stock exchange or if Fair Market Value for any date cannot be so determined, Fair Market Value shall be determined by the Committee by whatever means or method as the Committee, in the good faith exercise of its discretion, shall at such time deem appropriate and in compliance with Section 409A of the Code.

Annex E-1

“Free-Standing SAR” shall mean an SAR which is not granted in tandem with, or by reference to, an option, which entitles the holder thereof to receive, upon exercise, shares of Common Stock (which may be Restricted Stock) or, to the extent set forth in the applicable Agreement, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one (1) share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of such SARs which are exercised.

“Incentive Stock Option” shall mean an option to purchase shares of Common Stock that meets the requirements of Section 422 of the Code, or any successor provision, which is intended by the Committee to constitute an Incentive Stock Option.

“Incumbent Directors” shall have the meaning set forth in Section 5.8(b)(4).

“Management Carve-Out Plan” shall mean the cash bonuses payable at the Closing, in an amount not to exceed $5.0 million in the aggregate, to certain designated employees of the Porch and its subsidiaries.

“Merger Agreement” shall mean the Agreement and Plan of Merger entered into by and among the Company, Porch and certain other parties, dated July 30, 2020.

“Non-Employee Director” shall mean any director of the Company who is not an officer or employee of the Company or any Subsidiary.

“Nonqualified Stock Option” shall mean an option to purchase shares of Common Stock which is not an Incentive Stock Option.

“Other Stock Award” shall mean an award granted pursuant to Section 3.4 of the Plan.

“Performance Award” shall mean a right to receive an amount of cash, Common Stock, or a combination of both, contingent upon the attainment of specified Performance Measures within a specified Performance Period.

“Porch” shall mean Porch Group, Inc., a Delaware corporation.

“Redemption Value Price” shall have the meaning set forth in the Merger Agreement.

“Performance Measures” shall mean the criteria and objectives, established by the Committee, which shall be satisfied or met (i) as a condition to the grant or exercisability of all or a portion of an option or SAR or (ii) during the applicable Restriction Period or Performance Period as a condition to the vesting of the holder’s interest, in the case of a Restricted Stock Award, of the shares of Common Stock subject to such award, or, in the case of a Restricted Stock Unit Award, Other Stock Award or Performance Award, to the holder’s receipt of the shares of Common Stock subject to such award or of payment with respect to such award. One or more of the following business criteria for the Company, on a consolidated basis, and/or for specified subsidiaries, business or geographical units or operating areas of the Company (except with respect to the total shareholder return and earnings per share criteria) or individual basis, may be used by the Committee in establishing Performance Measures under this Plan: the attainment by a share of Common Stock of a specified Fair Market Value for a specified period of time; increase in stockholder value; earnings per share; return on or net assets; return on equity; return on investments; return on capital or invested capital; total stockholder return; earnings or income of the Company before or after taxes and/or interest; earnings before interest, taxes, depreciation and amortization (“EBITDA”); EBITDA margin; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; economic value created; gross profit or margin; operating profit or margin; net cash provided by operations; price-to-earnings growth; and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market penetration, customer acquisition, business expansion, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation, supervision of information technology, quality and quality audit scores, efficiency, and acquisitions or divestitures, or such other goals as the Committee may determine whether or not listed herein. Each such goal may be determined on a pre-tax or post-tax basis or on an absolute or relative basis, and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies or market indices (or a combination of such past and current performance). In addition to the ratios specifically

Annex E-2

enumerated above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders’ equity, shares outstanding, assets or net assets, sales, or any combination thereof. In establishing a Performance Measure or determining the achievement of a Performance Measure, the Committee may provide that achievement of the applicable Performance Measures may be amended or adjusted to include or exclude components of any Performance Measure, including, without limitation, foreign exchange gains and losses, asset write-downs, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles. Performance Measures shall be subject to such other special rules and conditions as the Committee may establish at any time.

“Performance Period” shall mean any period designated by the Committee during which (i) the Performance Measures applicable to an award shall be measured and (ii) the conditions to vesting applicable to an award shall remain in effect.

“Restricted Stock” shall mean shares of Common Stock which are subject to a Restriction Period and which may, in addition thereto, be subject to the attainment of specified Performance Measures within a specified Performance Period.

“Restricted Stock Award” shall mean an award of Restricted Stock under this Plan.

“Restricted Stock Unit” shall mean a right to receive one (1) share of Common Stock or, in lieu thereof and to the extent set forth in the applicable Agreement, the Fair Market Value of such share of Common Stock in cash, which shall be contingent upon the expiration of a specified Restriction Period and which may, in addition thereto, be contingent upon the attainment of specified Performance Measures within a specified Performance Period.

“Restricted Stock Unit Award” shall mean an award of Restricted Stock Units under this Plan.

“Restriction Period” shall mean any period designated by the Committee during which (i) the Common Stock subject to a Restricted Stock Award may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of, except as provided in this Plan or the Agreement relating to such award, or (ii) the conditions to vesting applicable to a Restricted Stock Unit Award or Other Stock Award shall remain in effect.

“SAR” shall mean a stock appreciation right which may be a Free-Standing SAR or a Tandem SAR.

“Stock Award” shall mean a Restricted Stock Award, Restricted Stock Unit Award or Other Stock Award.

“Subsidiary” shall mean any corporation, limited liability company, partnership, joint venture or similar entity in which the Company owns, directly or indirectly, an equity interest possessing more than 50% of the combined voting power of the total outstanding equity interests of such entity.

“Substitute Award” shall mean an award granted under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, including a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term “Substitute Award” be construed to refer to an award made in connection with the cancellation and repricing of an option or SAR.

“Tandem SAR” shall mean an SAR which is granted in tandem with, or by reference to, an option (including a Nonqualified Stock Option granted prior to the date of grant of the SAR), which entitles the holder thereof to receive, upon exercise of such SAR and surrender for cancellation of all or a portion of such option, shares of Common Stock (which may be Restricted Stock) or, to the extent set forth in the applicable Agreement, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one (1) share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of shares of Common Stock subject to such option, or portion thereof, which is surrendered.

“Tax Date” shall have the meaning set forth in Section 5.5.

“Ten Percent Holder” shall have the meaning set forth in Section 2.1(a).

Annex E-3

(c)     Administration. This Plan shall be administered by the Committee. Any one or a combination of the following awards may be made under this Plan to eligible persons: (i) options to purchase shares of Common Stock in the form of Incentive Stock Options or Nonqualified Stock Options; (ii) SARs in the form of Tandem SARs or Free-Standing SARs; (iii) Stock Awards in the form of Restricted Stock, Restricted Stock Units or Other Stock Awards; and (iv) Performance Awards. The Committee shall, subject to the terms of this Plan, select eligible persons for participation in this Plan and determine the form, amount and timing of each award to such persons and, if applicable, the number of shares of Common Stock subject to an award, the number of SARs, the number of Restricted Stock Units, the dollar value subject to a Performance Award, the purchase price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of the Agreement evidencing the award. The Committee may, in its sole discretion and for any reason at any time, take action such that (i) any or all outstanding options and SARs shall become exercisable in part or in full, (ii) all or a portion of the Restriction Period applicable to any outstanding awards shall lapse, (iii) all or a portion of the Performance Period applicable to any outstanding awards shall lapse and (iv) the Performance Measures (if any) applicable to any outstanding awards shall be deemed to be satisfied at the target, maximum or any other level. The Committee shall, subject to the terms of this Plan, interpret this Plan and the application thereof, establish rules and regulations it deems necessary or desirable for the administration of this Plan and may impose, incidental to the grant of an award, conditions with respect to the award, such as limiting competitive employment or other activities. All such interpretations, rules, regulations and conditions shall be conclusive and binding on all parties.

The Committee may delegate some or all of its power and authority hereunder to the Board (or any members thereof) or, subject to applicable law, to a subcommittee of the Board, a member of the Board, the Chief Executive Officer or other executive officer of the Company as the Committee deems appropriate; provided, however, that the Committee may not delegate its power and authority to a member of the Board, the Chief Executive Officer or other executive officer of the Company with regard to the selection for participation in this Plan of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an award to such an officer, director or other person.

No member of the Board or Committee, and neither the Chief Executive Officer nor any other executive officer to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation, construction or determination made in connection with this Plan in good faith, and the members of the Board and the Committee and the Chief Executive Officer or other executive officer shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys’ fees) arising therefrom to the full extent permitted by law (except as otherwise may be provided in the Company’s Certificate of Incorporation and/or By-laws) and under any directors’ and officers’ liability insurance that may be in effect from time to time.

(d)     Eligibility. Participants in this Plan shall consist of such officers, other employees, Non-Employee Directors, consultants, independent contractors, agents, and persons expected to become officers, other employees, Non-Employee Directors, consultants, independent contractors and agents of the Company and its Subsidiaries as the Committee in its sole discretion may select from time to time. The Committee’s selection of a person to participate in this Plan at any time shall not require the Committee to select such person to participate in this Plan at any other time. Except as otherwise provided for in an Agreement, for purposes of this Plan, references to employment by the Company shall also mean employment by a Subsidiary, and references to employment shall include service as a Non-Employee Director, consultant, independent contractor or agent. The Committee shall determine, in its sole discretion, the extent to which a participant shall be considered employed during an approved leave of absence. The aggregate value of cash compensation and the grant date fair value of shares of Common Stock that may be awarded or granted during any fiscal year of the Company to any Non-Employee Director shall not exceed $500,000.

1.1     Shares Available. Subject to adjustment as provided in Section 5(g) and to all other limits set forth in this Plan, the number of shares of Common Stock that shall initially be available for all awards under this Plan, other than Substitute Awards, shall be equal to 15% of the aggregate number of shares of Common Stock outstanding upon the Closing (without inclusion of any Earn Out Shares), reduced by the sum of (i) the number of shares of Common Stock, if any, that are subject to Incentive Stock Options, Nonqualified Stock Options, Restricted Stock Units or Restricted Shares into which Excess Awards are converted pursuant to the Merger Agreement, and (ii) an amount equal to (A) the total amounts paid under the Management Carve-Out Plan, divided by (B) the Redemption Value Price (the “Share Limit”). Subject to adjustment as provided in Section 5(g), no more than the amount of

Annex E-4

shares of Common Stock equal to the Share Limit in the aggregate may be issued under the Plan in connection with Incentive Stock Options. The number of shares of Common Stock available under the Plan shall increase annually on the first day of each calendar year, beginning with the calendar year ending December 31, 2021, and continuing until (and including) the calendar year ending December 31, 2030, with such annual increase equal to the lesser of (i) 5% of the number of shares of Stock issued and outstanding on December 31 of the immediately preceding fiscal year and (ii) an amount determined by the Board. The number of shares of Common Stock that remain available for future grants under the Plan shall be reduced by the sum of the aggregate number of shares of Common Stock that become subject to outstanding options, outstanding Free-Standing SARs, outstanding Stock Awards and outstanding Performance Awards denominated in shares of Common Stock, other than Substitute Awards.

To the extent that shares of Common Stock subject to an outstanding option, SAR, Stock Award or Performance Award granted under the Plan, other than Substitute Awards, are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares subject to an option cancelled upon settlement in shares of a related Tandem SAR or shares subject to a Tandem SAR cancelled upon exercise of a related option) or (ii) the settlement of such award in cash, then such shares of Common Stock shall again be available under this Plan. In addition, shares of Common Stock subject to an award under this Plan shall again be available for issuance under this Plan if such shares are (x) shares that were subject to an option or stock-settled SAR and were not issued or delivered upon the net settlement or net exercise of such option or SAR or (y) shares delivered to or withheld by the Company to pay the purchase price or the withholding taxes related to an outstanding award. Notwithstanding the foregoing, shares repurchased by the Company on the open market with the proceeds of an option exercise shall not again be available for issuance under this Plan.

The number of shares of Common Stock available for awards under this Plan shall not be reduced by (i) the number of shares of Common Stock subject to Substitute Awards or (ii) available shares under a stockholder approved plan of a company or other entity which was a party to a corporate transaction with the Company (as appropriately adjusted to reflect such corporate transaction) which become subject to awards granted under this Plan (subject to applicable stock exchange requirements).

Shares of Common Stock to be delivered under this Plan shall be made available from authorized and unissued shares of Common Stock, or authorized and issued shares of Common Stock reacquired and held as treasury shares or otherwise or a combination thereof.

2.        STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

(a)     Stock Options. The Committee may, in its discretion, grant options to purchase shares of Common Stock to such eligible persons as may be selected by the Committee. Each option, or portion thereof, that is not an Incentive Stock Option, shall be a Nonqualified Stock Option. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of shares of Common Stock with respect to which options designated as Incentive Stock Options are exercisable for the first time by a participant during any calendar year (under this Plan or any other plan of the Company, or any parent or Subsidiary) exceeds the amount (currently $100,000) established by the Code, such options shall constitute Nonqualified Stock Options.

Options shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(i)     Number of Shares and Purchase Price. The number of shares of Common Stock subject to an option and the purchase price per share of Common Stock purchasable upon exercise of the option shall be determined by the Committee; provided, however, that the purchase price per share of Common Stock purchasable upon exercise of an option shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such option; provided further, that if an Incentive Stock Option shall be granted to any person who, at the time such option is granted, owns capital stock possessing more than 10 percent of the total combined voting power of all classes of capital stock of the Company (or of any parent or Subsidiary) (a “Ten Percent Holder”), the purchase price per share of Common Stock shall not be less than the price (currently 110% of Fair Market Value) required by the Code in order to constitute an Incentive Stock Option.

Annex E-5

Notwithstanding the foregoing, in the case of an option that is a Substitute Award, the purchase price per share of the shares subject to such option may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate purchase price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate purchase price of such shares.

(ii)     Option Period and Exercisability. The period during which an option may be exercised shall be determined by the Committee; provided, however, that no option shall be exercised later than 10 years after its date of grant; provided further, that if an Incentive Stock Option shall be granted to a Ten Percent Holder, such option shall not be exercised later than five (5) years after its date of grant. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an option or to the exercisability of all or a portion of an option. The Committee shall determine whether an option shall become exercisable in cumulative or non-cumulative installments and in part or in full at any time. An exercisable option, or portion thereof, may be exercised only with respect to whole shares of Common Stock.

(iii)     Method of Exercise. An option may be exercised (i) by giving written notice to the Company specifying the number of whole shares of Common Stock to be purchased and accompanying such notice with payment therefor in full (or arrangement made for such payment to the Company’s satisfaction) either (A) in cash, (B) by delivery (either actual delivery or by attestation procedures established by the Company) of shares of Common Stock having a Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the date of exercise, equal to the amount necessary to satisfy such obligation, (D) in cash by a broker-dealer acceptable to the Company to whom the participant has submitted an irrevocable notice of exercise or (E) a combination of (A), (B) and (C), in each case to the extent set forth in the Agreement relating to the option, (ii) if applicable, by surrendering to the Company any Tandem SARs which are cancelled by reason of the exercise of the option and (iii) by executing such documents as the Company may reasonably request. Any fraction of a share of Common Stock which would be required to pay such purchase price shall be disregarded and the remaining amount due shall be paid in cash by the participant. No shares of Common Stock shall be issued and no certificate representing Common Stock shall be delivered until the full purchase price therefor and any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company’s satisfaction).

(b)     Stock Appreciation Rights. The Committee may, in its discretion, grant SARs to such eligible persons as may be selected by the Committee. The Agreement relating to an SAR shall specify whether the SAR is a Tandem SAR or a Free-Standing SAR.

SARs shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(i)     Number of SARs and Base Price. The number of SARs subject to an award shall be determined by the Committee. Any Tandem SAR related to an Incentive Stock Option shall be granted at the same time that such Incentive Stock Option is granted. The base price of a Tandem SAR shall be the purchase price per share of Common Stock of the related option. The base price of a Free-Standing SAR shall be determined by the Committee; provided, however, that such base price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such SAR (or, if earlier, the date of grant of the option for which the SAR is exchanged or substituted).

Notwithstanding the foregoing, in the case of an SAR that is a Substitute Award, the base price per share of the shares subject to such SAR may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate base price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate base price of such shares.

Annex E-6

(ii)     Exercise Period and Exercisability. The period for the exercise of an SAR shall be determined by the Committee; provided, however, that (i) no Tandem SAR shall be exercised later than the expiration, cancellation, forfeiture or other termination of the related option and (ii) no Free-Standing SAR shall be exercised later than 10 years after its date of grant. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an SAR or to the exercisability of all or a portion of an SAR. The Committee shall determine whether an SAR may be exercised in cumulative or non-cumulative installments and in part or in full at any time. An exercisable SAR, or portion thereof, may be exercised, in the case of a Tandem SAR, only with respect to whole shares of Common Stock and, in the case of a Free-Standing SAR, only with respect to a whole number of SARs. If an SAR is exercised for shares of Restricted Stock, a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 3.2(c), or such shares shall be transferred to the holder in book entry form with restrictions on the shares duly noted, and the holder of such Restricted Stock shall have such rights of a stockholder of the Company as determined pursuant to Section 3.2(d). Prior to the exercise of a stock-settled SAR, the holder of such SAR shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such SAR.

(iii)     Method of Exercise. A Tandem SAR may be exercised (i) by giving written notice to the Company specifying the number of whole SARs which are being exercised, (ii) by surrendering to the Company any options which are cancelled by reason of the exercise of the Tandem SAR and (iii) by executing such documents as the Company may reasonably request. A Free-Standing SAR may be exercised (A) by giving written notice to the Company specifying the whole number of SARs which are being exercised and (B) by executing such documents as the Company may reasonably request. No shares of Common Stock shall be issued and no certificate representing Common Stock shall be delivered until any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company’s satisfaction).

(c)     Termination of Employment or Service. All of the terms relating to the exercise, cancellation or other disposition of an option or SAR (i) upon a termination of employment with or service to the Company of the holder of such option or SAR, as the case may be, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Agreement.

(d)     Repricing. The Committee shall have the discretion, without the approval of the stockholders of the Company and as permitted by the rules of the NASDAQ Capital Market, to (i) reduce the purchase price or base price of any previously granted option or SAR, (ii) cancel any previously granted option or SAR in exchange for another option or SAR with a lower purchase price or base price or (iii) cancel any previously granted option or SAR in exchange for cash or another award if the purchase price of such option or the base price of such SAR exceeds the Fair Market Value of a share of Common Stock on the date of such cancellation.

(e)     No Dividend Equivalents. Notwithstanding anything in an Agreement to the contrary, the holder of an option or SAR shall not be entitled to receive dividend equivalents with respect to the number of shares of Common Stock subject to such option or SAR.

3.         STOCK AWARDS

(a)     Stock Awards. The Committee may, in its discretion, grant Stock Awards to such eligible persons as may be selected by the Committee. The Agreement relating to a Stock Award shall specify whether the Stock Award is a Restricted Stock Award, a Restricted Stock Unit Award or, in the case of an Other Stock Award, the type of award being granted.

(b)     Terms of Restricted Stock Awards. Restricted Stock Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(i)     Number of Shares and Other Terms. The number of shares of Common Stock subject to a Restricted Stock Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Award shall be determined by the Committee.

(ii)     Vesting and Forfeiture. The Agreement relating to a Restricted Stock Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting

Annex E-7

of the shares of Common Stock subject to such award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(iii)     Stock Issuance. During the Restriction Period, the shares of Restricted Stock shall be held by a custodian in book entry form with restrictions on such shares duly noted or, alternatively, a certificate or certificates representing a Restricted Stock Award shall be registered in the holder’s name and may bear a legend, in addition to any legend which may be required pursuant to Section 5.6, indicating that the ownership of the shares of Common Stock represented by such certificate is subject to the restrictions, terms and conditions of this Plan and the Agreement relating to the Restricted Stock Award. All such certificates shall be deposited with the Company, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate, which would permit transfer to the Company of all or a portion of the shares of Common Stock subject to the Restricted Stock Award in the event such award is forfeited in whole or in part. Upon termination of any applicable Restriction Period (and the satisfaction or attainment of applicable Performance Measures), subject to the Company’s right to require payment of any taxes in accordance with Section 5.5, the restrictions shall be removed from the requisite number of any shares of Common Stock that are held in book entry form, and all certificates evidencing ownership of the requisite number of shares of Common Stock shall be delivered to the holder of such award.

(iv)     Rights with Respect to Restricted Stock Awards. Unless otherwise set forth in the Agreement relating to a Restricted Stock Award, and subject to the terms and conditions of a Restricted Stock Award, the holder of such award shall have all rights as a stockholder of the Company, including, but not limited to, voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of Common Stock; provided, however, that (i) a distribution with respect to shares of Common Stock, other than a regular cash dividend, and (ii) a regular cash dividend with respect to shares of Common Stock that are subject to performance-based vesting conditions, in each case, shall be deposited with the Company and shall be subject to the same restrictions as the shares of Common Stock with respect to which such distribution was made.

(c)     Terms of Restricted Stock Unit Awards. Restricted Stock Unit Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(i)     Number of Shares and Other Terms. The number of shares of Common Stock subject to a Restricted Stock Unit Award, including the number of shares that are earned upon the attainment of any specified Performance Measures, and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Unit Award shall be determined by the Committee.

(ii)     Vesting and Forfeiture. The Agreement relating to a Restricted Stock Unit Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Restricted Stock Unit Award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(iii)     Settlement of Vested Restricted Stock Unit Awards. The Agreement relating to a Restricted Stock Unit Award shall specify (i) whether such award may be settled in shares of Common Stock or cash or a combination thereof and (ii) whether the holder thereof shall be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of Common Stock subject to such award. Any dividend equivalents with respect to Restricted Stock Units shall be subject to the same vesting conditions as the underlying awards. Prior to the settlement of a Restricted Stock Unit Award, the holder of such award shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such award.

Annex E-8

(d)     Other Stock Awards.  Subject to the limitations set forth in the Plan, the Committee is authorized to grant other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of Common Stock, including without limitation shares of Common Stock granted as a bonus and not subject to any vesting conditions, dividend equivalents, deferred stock units, stock purchase rights and shares of Common Stock issued in lieu of obligations of the Company to pay cash under any compensatory plan or arrangement, subject to such terms as shall be determined by the Committee.  The Committee shall determine the terms and conditions of such awards, which may include the right to elective deferral thereof, subject to such terms and conditions as the Committee may specify in its discretion. Any distribution, dividend or dividend equivalents with respect to Other Stock Awards shall be subject to the same vesting conditions as the underlying awards.

(e)     Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Restriction Period or Performance Period relating to a Stock Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Agreement.

4.        PERFORMANCE AWARDS

(a)     Performance Awards. The Committee may, in its discretion, grant Performance Awards to such eligible persons as may be selected by the Committee.

(b)     Terms of Performance Awards. Performance Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(i)     Value of Performance Awards and Performance Measures. The method of determining the value of the Performance Award and the Performance Measures and Performance Period applicable to a Performance Award shall be determined by the Committee.

(ii)     Vesting and Forfeiture. The Agreement relating to a Performance Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Performance Award if the specified Performance Measures are satisfied or met during the specified Performance Period and for the forfeiture of such award if the specified Performance Measures are not satisfied or met during the specified Performance Period.

(iii)     Settlement of Vested Performance Awards. The Agreement relating to a Performance Award shall specify whether such award may be settled in shares of Common Stock (including shares of Restricted Stock) or cash or a combination thereof. If a Performance Award is settled in shares of Restricted Stock, such shares of Restricted Stock shall be issued to the holder in book entry form or a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 3.2(c) and the holder of such Restricted Stock shall have such rights as a stockholder of the Company as determined pursuant to Section 3.2(d). Any dividends or dividend equivalents with respect to a Performance Award shall be subject to the same performance-based vesting restrictions as such Performance Award. Prior to the settlement of a Performance Award in shares of Common Stock, including Restricted Stock, the holder of such award shall have no rights as a stockholder of the Company.

(c)     Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Performance Period relating to a Performance Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Agreement.

5.        GENERAL

(a)     Effective Date and Term of Plan. This Plan shall be submitted to the stockholders of the Company for approval at a special meeting of stockholders in 2020 and shall become effective as of the date on which the Plan was approved by stockholders. This Plan shall terminate on the 10th anniversary of its effective date, unless terminated earlier by the Board. Termination of this Plan shall not affect the terms or conditions of any award granted prior to termination.

Annex E-9

Awards hereunder may be made at any time prior to the termination of this Plan, provided that no Incentive Stock Option may be granted later than 10 years after the date on which the Plan was approved by the Board. In the event that this Plan is not approved by the stockholders of the Company, this Plan and any awards hereunder shall be void and of no force or effect.

(b)     Amendments. The Board may amend this Plan or any Agreement as it shall deem advisable; provided, however, that no amendment to the Plan or any Agreement shall be effective without the approval of the Company’s stockholders if (i) stockholder approval is required by applicable law, rule or regulation, including any rule of the NASDAQ Capital Market, or any other stock exchange on which the Common Stock is then traded, or (ii) such amendment seeks to modify the Non-Employee Director compensation limit set forth in Section 1.3; provided further, that no amendment may materially impair the rights of a holder of an outstanding award without the consent of such holder. Notwithstanding anything herein to the contrary, the Board may amend the Plan or any Agreement at any time without the consent of a holder of an outstanding award to company with applicable law, including Section 409A of the Code.

(c)     Agreement. Each award under this Plan shall be evidenced by an Agreement setting forth the terms and conditions applicable to such award. No award shall be valid until an Agreement is executed by the Company and, to the extent required by the Company, executed or electronically accepted by the recipient of such award. Upon such execution or acceptance and delivery of the Agreement to the Company within the time period specified by the Company, such award shall be effective as of the effective date set forth in the Agreement.

(d)     Non-Transferability. No award shall be transferable other than by will, the laws of descent and distribution or pursuant to beneficiary designation procedures approved by the Company or, to the extent expressly permitted in the Agreement relating to such award, to the holder’s family members, a trust or entity established by the holder for estate planning purposes, a charitable organization designated by the holder or pursuant to a domestic relations order, in each case, without consideration. Except to the extent permitted by the foregoing sentence or the Agreement relating to an award, each award may be exercised or settled during the holder’s lifetime only by the holder or the holder’s legal representative or similar person. Except as permitted by the second preceding sentence, no award may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any award, such award and all rights thereunder shall immediately become null and void.

(e)     Tax Withholding. The Company shall have the right to require, prior to the issuance or delivery of any shares of Common Stock or the payment of any cash pursuant to an award made hereunder, payment by the holder of such award of any federal, state, local or other taxes which may be required to be withheld or paid in connection with such award. An Agreement may provide that (i) the Company shall withhold whole shares of Common Stock which would otherwise be delivered to a holder, having an aggregate Fair Market Value determined as of the date the obligation to withhold or pay taxes arises in connection with an award (the “Tax Date”), or withhold an amount of cash which would otherwise be payable to a holder, in the amount necessary to satisfy any such obligation or (ii) the holder may satisfy any such obligation by any of the following means: (A) a cash payment to the Company; (B) delivery (either actual delivery or by attestation procedures established by the Company) to the Company of previously owned whole shares of Common Stock having an aggregate Fair Market Value, determined as of the Tax Date, equal to the amount necessary to satisfy any such obligation; (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the Tax Date, or withhold an amount of cash which would otherwise be payable to a holder, in either case equal to the amount necessary to satisfy any such obligation; (D) in the case of the exercise of an option, a cash payment by a broker-dealer acceptable to the Company to whom the participant has submitted an irrevocable notice of exercise or (E) any combination of (A), (B) and (C), in each case to the extent set forth in the Agreement relating to the award. Shares of Common Stock to be delivered or withheld may not have an aggregate Fair Market Value in excess of the amount determined by applying the applicable statutory withholding rate. Any fraction of a share of Common Stock which would be required to satisfy such an obligation shall be disregarded and the remaining amount due shall be paid in cash by the holder.

(f)     Restrictions on Shares. Each award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the shares of Common Stock subject to such award upon any securities exchange or under any law, or the consent or approval of any governmental body,

Annex E-10

or the taking of any other action is necessary or desirable as a condition of, or in connection with, the delivery of shares thereunder, such shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company may require that certificates evidencing shares of Common Stock delivered pursuant to any award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(g)     Adjustment. In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation or any successor or replacement accounting standard) that causes the per share value of shares of Common Stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend, the number and class of securities available under this Plan, the terms of each outstanding option and SAR (including the number and class of securities subject to each outstanding option or SAR and the purchase price or base price per share), the terms of each outstanding Stock Award (including the number and class of securities subject thereto), the terms of each outstanding Performance Award (including the number and class of securities subject thereto, if applicable), the maximum number of securities with respect to which options or SARs may be granted during any fiscal year of the Company to any one grantee, the maximum number of shares of Common Stock that may be awarded during any fiscal year of the Company to any one grantee pursuant to a Stock Award that is subject to Performance Measures or a Performance Award, as set forth in Section 1.6, shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding options and SARs in accordance with Section 409A of the Code. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of participants. In either case, the decision of the Committee regarding any such adjustment shall be final, binding and conclusive.

(h)     Change in Control.

(i)     Subject to the terms of the applicable Agreements, in the event of a “Change in Control,” the Board, as constituted prior to the Change in Control, may, in its discretion:

(A)    require that (i) some or all outstanding options and SARs shall become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (ii) the Restriction Period applicable to some or all outstanding Stock Awards shall lapse in full or in part, either immediately or upon a subsequent termination of employment, (iii) the Performance Period applicable to some or all outstanding awards shall lapse in full or in part, and (iv) the Performance Measures applicable to some or all outstanding awards shall be deemed to be satisfied at the target, maximum or any other level;

(B)    require that shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control (or a parent corporation thereof) or other property be substituted for some or all of the shares of Common Stock subject to an outstanding award, with an appropriate and equitable adjustment to such award as determined by the Board in accordance with Section 5.7; and/or

(C)    require outstanding awards, in whole or in part, to be surrendered to the Company by the holder, and to be immediately cancelled by the Company, and to provide for the holder to receive (i) a cash payment in an amount equal to (A) in the case of an option or an SAR, the aggregate number of shares of Common Stock then subject to the portion of such option or SAR surrendered, whether or not vested or exercisable, multiplied by the excess, if any, of the Fair Market Value of a share of Common Stock as of the date of the Change in Control, over the purchase price or base price per share of Common Stock subject to such option or SAR; provided, however, that if the purchase price or base price per share of Common Stock subject to such option or SAR exceeds the Fair Market Value of a share of Common Stock as of the date of the Change in Control, such options or SAR may be cancelled for no consideration, (B) in the case of a Stock Award or a Performance Award denominated in shares of Common Stock, the number of shares of Common Stock then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been

Annex E-11

satisfied or are deemed satisfied pursuant to Section 5.8(a)(i), whether or not vested, multiplied by the Fair Market Value of a share of Common Stock as of the date of the Change in Control, and (C) in the case of a Performance Award denominated in cash, the value of the Performance Award then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 5.8(a)(i); (ii) shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control (or a parent corporation thereof) or other property, having a fair market value not less than the amount determined under clause (i) above; or (iii) a combination of the payment of cash pursuant to clause (i) above and the issuance of shares or other property pursuant to clause (ii) above.

(ii)     For purposes of this Plan, a “Change in Control” shall be deemed to have occurred if:

(A)    any transaction or series of transactions in which any Person becomes the direct or indirect Beneficial Owner, by way of a stock issuance, tender offer, merger, consolidation, other business combination or otherwise, of greater than 50% of the total voting power of the Company’s then outstanding securities entitled to vote in the election of directors of the Company (“Company Voting Securities”) (including any transaction in which the Company becomes a wholly-owned or majority-owned subsidiary of another corporation); provided, however, that the following acquisitions shall not be deemed to be a Change of Control: (i) acquisitions by the Company or any Subsidiary; (ii) acquisitions by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary; (iii) acquisitions by any underwriter temporarily holding securities pursuant to an offering of such securities; or (iv) any acquisition pursuant to a transaction described in subparagraph (b) of this definition;

(B)    any merger or consolidation or reorganization of the Company other than a merger, consolidation or reorganization (i) immediately following which those individuals who, immediately prior to the consummation of such merger, consolidation or reorganization, constituted the Board, constitute a majority of the board of directors of the Company or the surviving or resulting entity or any parent thereof, (ii) which results in the Company Voting Securities outstanding immediately prior to such merger, consolidation or reorganization continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, greater than 50% of the combined voting power of the securities of the Company (or such surviving entity or any parent thereof) outstanding immediately after such merger or consolidation, and (iii) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates) representing 50% or more of the then outstanding Company Voting Securities;

(C)    any transaction or series of transactions in which all or substantially all of the Company’s assets are sold;

(D)    during any 24 month period, individuals who, as of the beginning of such period, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided that any Person becoming a director subsequent to the beginning of such period whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such Person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any Person other than the Board shall be deemed to be an Incumbent Director.

Annex E-12

provided, that with respect to any nonqualified deferred compensation that becomes payable on account of the Change in Control, the transaction or event described in clause (1), (2), (3) or (4) also constitutes a “change in control event,” as defined in Treasury Regulation §1.409A-3(i)(5) if required in order for the payment not to violate Section 409A of the Code.

Solely for purposes of this definition, the following terms shall have the meaning specified: (A) “Affiliate” shall have the meaning set forth in Rule 12b-2 under Section 12 of the Exchange Act; (B) “Beneficial Owner” shall have the meaning set forth in Rule 13d-3 under the Exchange Act, except that a Person shall not be deemed to be the Beneficial Owner of any securities which are reflected on a Schedule 13G; and (C) “Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (w) the Company or any of its Affiliates; (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries; (y) an underwriter temporarily holding securities pursuant to an offering of such securities; or (z) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(i)     Deferrals. The Committee may determine that the delivery of shares of Common Stock or the payment of cash, or a combination thereof, upon the settlement of all or a portion of any award made hereunder shall be deferred, or the Committee may, in its sole discretion, approve deferral elections made by holders of awards. Deferrals shall be for such periods and upon such terms as the Committee may determine in its sole discretion, subject to the requirements of Section 409A of the Code.

(j)     No Right of Participation, Employment or Service. Unless otherwise set forth in an employment agreement, no person shall have any right to participate in this Plan. Neither this Plan nor any award made hereunder shall confer upon any person any right to continued employment by or service with the Company, any Subsidiary or any affiliate of the Company or affect in any manner the right of the Company, any Subsidiary or any affiliate of the Company to terminate the employment or service of any person at any time without liability hereunder.

(k)     Rights as Stockholder. No person shall have any right as a stockholder of the Company with respect to any shares of Common Stock or other equity security of the Company which is subject to an award hereunder unless and until such person becomes a stockholder of record with respect to such shares of Common Stock or equity security.

(l)     Designation of Beneficiary. To the extent permitted by the Company, a holder of an award may file with the Company a written designation of one or more persons as such holder’s beneficiary or beneficiaries (both primary and contingent) in the event of the holder’s death or incapacity. To the extent an outstanding option or SAR granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such option or SAR pursuant to procedures prescribed by the Company. Each beneficiary designation shall become effective only when filed in writing with the Company during the holder’s lifetime on a form prescribed by the Company. The spouse of a married holder domiciled in a community property jurisdiction shall join in any designation of a beneficiary other than such spouse. The filing with the Company of a new beneficiary designation shall cancel all previously filed beneficiary designations. If a holder fails to designate a beneficiary, or if all designated beneficiaries of a holder predecease the holder, then each outstanding award held by such holder, to the extent vested or exercisable, shall be payable to or may be exercised by such holder’s executor, administrator, legal representative or similar person.

(m)     Awards Subject to Clawback. The awards granted under this Plan and any cash payment or shares of Common Stock delivered pursuant to such an award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable Agreement or any clawback or recoupment policy which the Company may adopt from time to time, including without limitation any such policy which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

(n)     Section 409A. This Plan is intended to comply with the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. To the extent that any award is subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Notwithstanding anything herein to the contrary, any provision in this Plan that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with Section 409A of the Code and to the extent such provision cannot be amended to comply therewith, such provision

Annex E-13

shall be null and void. The Company shall have no liability to a Participant, or any other party, if an award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee or the Company and, in the event that any amount or benefit under this Plan becomes subject to penalties under Section 409A of the Code, responsibility for payment of such penalties shall rest solely with the affected Participants and not with the Company. Notwithstanding any contrary provision in this Plan or an Agreement, any payment(s) of “nonqualified deferred compensation” (within the meaning of Section 409A of the Code) that are otherwise required to be made under this Plan to a “specified employee” (as defined under Section 409A of the Code) as a result of such employee’s separation from service (other than a payment that is not subject to Section 409A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Agreement) upon expiration of such delay period.

(o)     Governing Law. This Plan, each award hereunder and the related Agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

(p)     Foreign Employees. Without amending this Plan, the Committee may grant awards to eligible persons who are foreign nationals and/or reside outside of the United States on such terms and conditions different from those specified in this Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of this Plan and, in furtherance of such purposes the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.

Annex E-14

ANNEX F

FORM OF
AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2020, is made and entered into by and among PropTech Acquisition Corporation, a Delaware corporation (the “Company”), HC PropTech Partners I LLC, a Delaware limited liability company (the “Sponsor”), the undersigned parties listed under “Existing Holders” on the signature pages hereto (each such party, together with the Sponsor and any person or entity deemed an “Existing Holder,” an “Existing Holder” and collectively, the “Existing Holders”) and the undersigned parties listed under New Holders on the signature pages hereto (each such party, together with any person or entity deemed a “New Holder” who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “New Holder” and collectively the “New Holders”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Merger Agreement (as defined below).

RECITALS

WHEREAS, the Company and the Existing Holders are party to that certain Registration Rights Agreement, dated November 21, 2019 (the “Existing Registration Rights Agreement”), pursuant to which the Company granted the Existing Holders certain registration rights with respect to certain securities of the Company;

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of July 30, 2020 (the “Merger Agreement”), by and among the Company, PTAC Merger Sub Corporation, a Delaware corporation, Porch.com, Inc., a Delaware corporation, and, Joe Hanauer, in his capacity as the Holder Representative;

WHEREAS, pursuant to the transactions contemplated by the Merger Agreement and subject to the terms and conditions set forth therein, the New Holders will receive shares of the common stock, par value $0.0001 per share, of the Company (“Common Stock”) upon the closing of such transactions (the “Closing”);

WHEREAS, the Company and the Sponsor have entered into that certain Securities Subscription Agreement, dated as of July 31, 2019, pursuant to which the Sponsor purchased an aggregate of 3,881,250 shares of the Company’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”);

WHEREAS, on October 30, 2019, the Company effected a stock dividend of one-ninth of a share of Class B Common Stock on each share of Class B Common Stock outstanding, resulting in the Sponsor holding an aggregate of 4,312,500 shares of Class B Common Stock (the “Founder Shares”);

WHEREAS, in October 2019, the Sponsor transferred 25,000 Founder Shares to each of Mark Farrell, Jack Leeney, Courtney Robinson, Margaret Whelan and Greg Ethridge;

WHEREAS, pursuant to Section 5.5 of the Existing Registration Rights Agreement, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Existing Holders of a majority-in-interest of the “Registrable Securities” (as such term was defined in the Existing Registration Rights Agreement) at the time in question;

WHEREAS, on November 21, 2019, the Company and the Sponsor entered into that certain Private Placement Warrants Purchase Agreement, pursuant to which the Sponsor purchased 5,700,000 warrants (the “Private Placement Warrants”), in a private placement transaction occurring simultaneously with the closing of the Company’s initial public offering; and

WHEREAS, the Company and all of the Existing Holders desire to amend and restate the Existing Registration Rights Agreement in order to provide the Existing Holders and the New Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

Annex F-1

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1     Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Blackout Period” shall have the meaning given in subsection 2.4.

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction, but excluding a variable price reoffer.

“Board” shall mean the Board of Directors of the Company.

“business day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York or Seattle, Washington are open for the general transaction of business.

“Class B Common Stock” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble.

“Company Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

“Demand Registration” shall have the meaning given in subsection 2.2.1.

“Demanding Holders” shall have the meaning given in subsection 2.2.1.

“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Holders” shall have the meaning given in the Preamble hereto.

“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.

“Form S-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form S-3 Shelf” shall have the meaning given in subsection 2.1.1.

“Founder Shares” shall have the meaning given in the Recitals hereto and shall be deemed to include the shares of Common Stock issued upon conversion thereof.

Annex F-2

“Founder Shares Lock-Up Period” shall mean, with respect to the Founder Shares, from the date hereof until the earlier of (A) one year after the date hereof; (B) the first date the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date hereof, but in no event prior to the expiration of the New Holder Lock-Up Period; and (C) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

“Holders” shall mean the Existing Holders and the New Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2.

“Insider Letter” shall mean that certain letter agreement, dated as of November 21, 2019, by and among the Company, the Sponsor and each of the Company’s officers, directors and director nominees.

“Lock-Up Periods” shall mean the Founder Shares Lock-Up Period, the New Holder Lock-Up Period, the Private Placement Lock-Up Period and the Principal Holder Lock-Up Period.

“Maximum Number of Securities” shall have the meaning given in subsection 2.2.4.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement, or necessary to make the statements in a Registration Statement or Prospectus (in the case of the Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Holders” shall have the meaning given in the Preamble.

“New Holder Lock-Up Period” shall mean, with respect to the Common Stock held by the New Holders (other than the Principal Holder) or their Permitted Transferees, from the date hereof until the earliest to occur of (A) 180 days after the date hereof; (B) the first date the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date hereof; and (C) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their Common Stock for cash, securities or other property.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the applicable Lock-Up Period, under the Insider Letter, this Agreement and any other applicable agreement between such Holder and the Company, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.3.1.

“Private Placement Lock-Up Period” shall mean, with respect to Private Placement Warrants that are held by the initial purchasers of such Private Placement Warrants or their Permitted Transferees, and any of the Common Stock issued or issuable upon the exercise or conversion of the Private Placement Warrants and that are held by the initial purchasers of the Private Placement Warrants or their Permitted Transferees, the period ending 30 days after the date hereof.

“Private Placement Warrants” shall have the meaning given in the Recitals hereto.

“Principal Holder” shall mean Matthew Ehrlichman.

“Principal Holder Lock-Up Period” shall mean, with respect to the Common Stock held by the Principal Holder or his Permitted Transferees, from the date hereof until the earliest to occur of (A) one year after the date hereof; (B) the first date the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within

Annex F-3

any 30-trading day period commencing at least 150 days after the date hereof; and (C) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their Common Stock for cash, securities or other property.

“Pro Rata” shall have the meaning given in subsection 2.2.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the Founder Shares and the shares of Common Stock issued or issuable upon the conversion of any Founder Shares, (b) the Private Placement Warrants (including any shares of the Common Stock issued or issuable upon the exercise of any such Private Placement Warrants), (c) any issued and outstanding share of Common Stock or any other equity security (including the shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by an Existing Holder as of the date of this Agreement, (d) any equity securities (including the shares of Common Stock issued or issuable upon the exercise of any such equity security) of the Company issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to the Company by a Holder, (e) any outstanding shares of Common Stock or any other equity security of the Company held by a New Holder as of the date of this Agreement (including shares transferred to a Permitted Transferee and the shares of Common Stock issued or issuable upon the exercise of any such other equity security) and (f) any other equity security of the Company issued or issuable with respect to any such share of the Common Stock described in the foregoing clauses (a) through (f) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates or book entry positions for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; or (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (together with any successor rule promulgated thereafter by the Commission, “Rule 144”) (but with no volume or other restrictions or limitations thereunder).

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Stock is then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.

Annex F-4

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.2.1.

“Restricted Securities” shall have the meaning given in subsection 3.6.1.

“Rule 144” shall have the meaning given in the definition of “Registrable Security.”

“Rule 415” shall have the meaning given in subsection 2.1.1.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.3.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

ARTICLE II
REGISTRATIONS

2.1     Shelf Registration.

2.1.1     Initial Registration. The Company shall, as promptly as reasonably practicable, but in no event later than fifteen (15) business days after the consummation of the transactions contemplated by the Merger Agreement, use its reasonable best efforts to file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders (and certain other outstanding equity securities of the Company) from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) (“Rule 415”) on the terms and conditions specified in this subsection 2.1.1 and shall use its reasonable best efforts to cause such Registration Statement to be declared effective as promptly as reasonably practicable after the initial filing thereof, but in no event later than sixty (60) business days following the filing deadline (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to one hundred and twenty (120) days after the filing deadline if the Registration Statement is reviewed by, and receives comments from, the Commission. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a shelf registration statement on Form S-3 (a “Form S-3 Shelf”) or, if Form S-3 is not then available to the Company, on Form S-1 (a “Form S-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested prior to effectiveness by, the Holders. The Company shall use its reasonable best efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents

Annex F-5

incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).

2.1.2     Form S-3 Shelf. If the Company files a Form S-3 Shelf and thereafter the Company becomes ineligible to use Form S-3 for secondary sales, the Company shall use its reasonable best efforts to file a Form S-1 Shelf as promptly as reasonably practicable to replace the shelf registration statement that is a Form S-3 Shelf and have the Form S-1 Shelf declared effective as promptly as reasonably practicable and to cause such Form S-1 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.3     Shelf Takedown. At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1 or 2.1.2, any Holder may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered pursuant to such shelf registration statement, including a Block Trade (a “Shelf Underwritten Offering”), provided that such Holder(s) (a) reasonably expect aggregate gross proceeds in excess of $50,000,000 from such Shelf Underwritten Offering or (b) reasonably expects to sell all of the Registrable Securities held by such Holder in such Shelf Underwritten Offering but in no event less than $10,000,000 in aggregate gross proceeds. All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Takedown Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Within five (5) business days after receipt of any Shelf Takedown Notice, the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and, subject to reductions consistent with the Pro Rata calculations in Section 2.2.4, shall include in such Shelf Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein, within five (5) days after sending the Company Shelf Takedown Notice, or, in the case of a Block Trade, as provided in Section 2.5. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the managing Underwriter or Underwriters selected by the initiating Holders with written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned) and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Shelf Underwritten Offering contemplated by this subsection 2.1.3, subject to Section 3.3 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations of the Company and the selling stockholders as are customary in underwritten offerings of securities.

2.1.4     Holder Information Required for Participation in Shelf Registration. At least ten (10) business days prior to the first anticipated filing date of a Registration Statement pursuant to this Article II, the Company shall use reasonable best efforts to notify each Holder in writing (which may be by email) of the information reasonably necessary about the Holder to include such Holder’s Registrable Securities in such Registration Statement. Notwithstanding anything else in this Agreement, the Company shall not be obligated to include such Holder’s Registrable Securities to the extent the Company has not received such information, and received any other reasonably requested agreements or certificates, on or prior to the fifth business day prior to the first anticipated filing date of a Registration Statement pursuant to this Article II.

2.2     Demand Registration.

2.2.1     Request for Registration. Subject to the provisions of subsection 2.2.4 hereof and provided that the Company does not have an effective Registration Statement pursuant to subsection 2.1.1 outstanding covering Registrable Securities, (a) the Existing Holders of at least a majority in interest of the then-outstanding number of Registrable Securities held by the Existing Holders, (b) the Principal Holder or (c) the New Holders (other than the Principal Holder) of at least a majority-in-interest of the then-outstanding number of Registrable Securities held by the New Holders (other than the Principal Holder) (the “Demanding Holders”), in each case,

Annex F-6

may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall file, as soon thereafter as practicable, but not more than forty five (45) days immediately after the Company’s receipt of the Demand Registration, a Form S-3 Shelf or, if Form S-3 is not then available to the Company, a Form S-1 Shelf covering of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration and shall use reasonable best efforts to cause such Registration Statement to become effective as promptly as practicable after filing. Under no circumstances shall the Company be obligated to effect (x) more than an aggregate of three (3) Registrations pursuant to a Demand Registration by the Existing Holders under this subsection 2.2.1 with respect to any or all Registrable Securities held by such Existing Holders, (y) more than an aggregate of three (3) Registrations pursuant to a Demand Registration by the Principal Holder under this subsection 2.2.1 with respect to any or all Registrable Securities held by the Principal Holder and (z) more than [an aggregate of] [•] ([•]) Registrations pursuant to a Demand Registration by the New Holders (other than the Principal Holder) under this subsection 2.2.1 with respect to any or all Registrable Securities held by such New Holders (other than the Principal Holder); provided, however, that a Registration pursuant to a Demand Registration shall not be counted for such purposes unless a Registration Statement that may be available at such time has become effective and all of the Registrable Securities requested by the Requesting Holders and the Demanding Holders to be registered on behalf of the Requesting Holders and the Demanding Holders in such Registration Statement have been sold, in accordance with Section 3.1 of this Agreement.

2.2.2     Effective Registration. Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.2.3     Underwritten Offering. Subject to the provisions of subsection 2.2.4, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration, which Underwriter(s) shall be reasonably satisfactory to the Company.

Annex F-7

2.2.4     Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell and the Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Requesting Holders (Pro Rata, based on the respective number of Registrable Securities that each Requesting Holder has so requested) exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.2.5     Demand Registration Withdrawal. Any of the Demanding Holders initiating a Demand Registration or any of the Requesting Holders (if any), pursuant to a Registration under subsection 2.2.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration or a Shelf Underwritten Offering pursuant to subsection 2.1.3 for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration at least three (3) business days prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration (or in the case of an Underwritten Registration pursuant to Rule 415, at least five (5) business days prior to the time of pricing of the applicable offering). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration or a Shelf Underwritten Offering prior to its withdrawal under this subsection 2.2.5.

2.3     Piggyback Registration.

2.3.1     Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.2 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for a rights offering or an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than four (4) business days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.3.1

Annex F-8

to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.3.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.3.2     Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of Common Stock that the Company desires to sell, taken together with (i) the Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.3 hereof, and (iii) the Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a)     If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock, if any, as to which Registration has been requested or demanded pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b)     If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.3.3     Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration (or in the case of an Underwritten Registration pursuant to Rule 415, at least five (5) business days prior to the time of pricing of the applicable offering). The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.3.3.

2.3.4     Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof or a Shelf Underwritten Offering effected under subsection 2.1.3.

Annex F-9

2.4     Restrictions on Registration Rights. Notwithstanding anything to the contrary contained herein, the Company shall not be obligated to (but may, at its sole option) (A) effect any Demand Registration or an Underwritten Offering (i) within sixty (60) days after the closing of an Underwritten Offering or (ii) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.2.1 and it continues to actively employ, in good faith, all reasonable best efforts to cause the applicable Registration Statement to become effective or (B) file a Registration Statement (or any amendment thereto) or effect an Underwritten Offering (or, if the Company has filed a Shelf Registration Statement and has included Registrable Securities therein, the Company shall be entitled to suspend the offer and sale of Registrable Securities pursuant to such Registration Statement) for a period of up to forty-five (45) days (i) if the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer or (ii) if the Company has determined in good faith that the sale of Registrable Securities pursuant a Registration Statement would require disclosure of material non-public information not otherwise required to be disclosed under applicable securities laws (x) which disclosure would have a detrimental effect on the Company or (y) relating to a material transaction involving the Company (any such period, a “Blackout Period”); provided, however, that in no event shall any Blackout Period together with other Blackout Periods exceed an aggregate of 90 days in any consecutive 12-month period.

2.5     Block Trades. Notwithstanding any other provision of Article II, but subject to Sections 2.4 and 3.4, if the Holders desire to effect a Block Trade, the Holders shall provide written notice to the Company at least five (5) business days prior to the date such Block Trade will commence. As promptly as reasonably practicable, the Company shall use its reasonable best efforts to facilitate such Block Trade. The Holders shall use reasonable best efforts to work with the Company and the Underwriter(s) (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures.

ARTICLE III
COMPANY PROCEDURES

3.1     General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1     prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2     prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any majority-in-interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3     prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, and such Holder’s legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

Annex F-10

3.1.4     prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5     cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6     provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7     advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8     at least three (3) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities and its counsel, including, without limitation, providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus;

3.1.9     notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10     permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriter(s), if any, and any attorney or accountant retained by such Holders or Underwriter(s) to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that any such representative or Underwriter enters into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; and provided further, the Company may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law;

3.1.11     obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration for the benefit of the Underwriters, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter(s) may reasonably request;

3.1.12     on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Underwriter(s), if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Underwriter(s) may reasonably request and as are customarily included in such opinions and negative assurance letters;

Annex F-11

3.1.13     in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14     make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15     if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in any Underwritten Offering; and

3.1.16     otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2     Registration Expenses. Except as otherwise provided herein, the Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing any Holder.

3.3     Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4     Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than forty-five (45) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5     Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of the Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

Annex F-12

3.6     Transfer Restrictions.

3.6.1     During the applicable Lock-Up Periods, none of the Existing Holders, the Principal Holder or the New Holders shall offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or distribute any shares of Common Stock that are subject to an applicable Lock-Up Period or any securities convertible into, exercisable for, exchangeable for or that represent the right to receive shares of Common Stock that are subject to an applicable Lock-Up Period, whether now owned or hereinafter acquired, that is owned directly by such Holder (including securities held as a custodian) or with respect to which such Holder has beneficial ownership within the rules and regulations of the Commission (such securities that are subject to an applicable Lock-Up Period, the “Restricted Securities”), other than any transfer to an affiliate of a Holder, as applicable. The foregoing restriction is expressly agreed to preclude each Holder, as applicable, from engaging in any hedging or other transaction with respect to Restricted Securities which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Restricted Securities even if such Restricted Securities would be disposed of by someone other than such Holder. Such prohibited hedging or other transactions include any short sale or any purchase, sale or grant of any right (including any put or call option) with respect to any of the Restricted Securities of the applicable Holder, or with respect to any security that includes, relates to, or derives any significant part of its value from such Restricted Securities.

3.6.2     Each Holder hereby represents and warrants that it now has and, except as contemplated by this subsection 3.6.2 for the duration of the applicable Lock-Up Period, will have good and marketable title to its Restricted Securities, free and clear of all liens, encumbrances, and claims that could impact the ability of such Holder to comply with the foregoing restrictions Each Holder agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of any Restricted Securities during the applicable Lock-Up Period.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION

4.1     Indemnification.

4.1.1     The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2     In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

Annex F-13

4.1.3     Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (in addition to any local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4     The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5     If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action and the benefits received by such indemnifying party or indemnified party; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by Pro Rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V
MISCELLANEOUS

5.1     Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered

Annex F-14

to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Porch.com, Inc., 2200 1st Avenue South, Seattle, Washington 98134, Attention: Chief Executive Officer, and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2     Assignment; No Third Party Beneficiaries.

5.2.1     This Agreement and the rights, duties and obligations of the Company and the Holder of Registrable Securities, as the case may be, hereunder may not be assigned or delegated by the Company or the Holders of Registrable Securities, as the case may be, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement.

5.2.2     Prior to the expiration of any Lock-Up Period, no Holder subject to any such Lock-Up Period may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, in violation of the applicable Lock-Up Period, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement.

5.2.3     This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4     This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5     No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3     Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4     Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

5.5     Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects either the Existing Holders as a group or the New Holders as a group, as the case may be, in a manner that is materially adversely different from the New Holders or the Existing Holders, respectively, shall require the consent of at least a majority-in-interest of the Registrable Securities held by such Existing Holders or a majority-in-interest of the Registrable Securities held by the New Holders, as applicable, at the time in question so affected; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder or group of affiliated Holders, solely in its capacity as a holder of the shares

Annex F-15

of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder or group of affiliated Holders so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.6     Other Registration Rights. The Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.7     Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement and (ii) the date as of which (A) all of the Registrable Securities have been sold or disposed of or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 under the Securities Act without limitation on the amount of securities sold or the manner of sale. The provisions of Section 3.5 and Article IV shall survive any termination.

[Signature Page Follows]

Annex F-16

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
PROPTECH ACQUISITION CORPORATION,
a Delaware corporation
By:
	Name:	Thomas D. Hennessy
	Title:	Co-Chief Executive Officer and President

SPONSOR:
HC PROPTECH PARTNERS I LLC,
a Delaware limited liability company
By:
	Name:	M. Joseph Beck
	Title:	Managing Member
EXISTING HOLDERS

Mark Farrell

Jack Leeney

Courtney Robinson

Margaret Whelan

Greg Ethridge

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex F-17

NEW HOLDERS:
[ ],
By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex F-18

ANNEX G

FORM OF SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of [•], 2020, by and between PropTech Acquisition Corporation, a Delaware corporation (“PTAC”), and [•] (the “Stockholder”). Each of PTAC and the Stockholder (and if applicable, his or her Spouse (defined below)) are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used herein without being otherwise defined herein shall have the meanings assigned thereto in the Merger Agreement (defined below).

RECITALS

WHEREAS, concurrently herewith, PTAC Merger Sub Corporation, a Delaware corporation and wholly-owned subsidiary of PTAC (“MergerSub”), Porch.com, Inc., a Delaware corporation (the “Company”), Joe Hanauer, in his capacity as the representative of all Pre-Closing Holders (the “Holder Representative”), and PTAC, are entering into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), and subject to the terms and conditions of the Merger Agreement, MergerSub will merge with and into the Company with the Company being the surviving corporation (the “Merger”);

WHEREAS, the Stockholder is the record and beneficial owner of the number and type of Equity Securities of the Company set forth on Schedule A hereto (in addition to any other Equity Securities of the Company acquired thereby after the date hereof and prior to the Closing, including, without limitation, any Equity Securities issued or deemed issued to the Stockholder in connection with the conversion of any other Subject Securities, or received by the Stockholder pursuant to any reclassification, stock split, combination, stock dividend, subdivision, recapitalization or the like) (collectively, the “Subject Securities”) and expects to receive substantial benefits as a result of the consummation of the Merger;

WHEREAS, reference is made herein to that certain Fourth Amended and Restated Certificate of Incorporation of the Company, filed with the Delaware Secretary of State on December 23, 2019 (the “Charter”);

WHEREAS, the Stockholder has signed the written consent attached hereto as Annex A (the “Conversion Written Consent”), which provides that all of the Preferred Stock (as defined in the Charter) of the Company shall automatically be converted into shares of Common Stock (as defined in the Charter) in accordance with the provisions of Section 5.1 of the Charter on the Closing Date immediately prior to the Transaction Approval (as defined herein) becoming effective and following such conversion the Stockholder shall own the number of shares of Common Stock set forth on Schedule A hereto;

WHEREAS, in consideration for the payments and other benefits to be received by the Stockholder under the terms of the Merger Agreement and as a material inducement to PTAC’s and MergerSub’s entrance into the Merger Agreement and consummation of the Merger, the Stockholder agrees to enter into this Agreement and to be bound by the obligations set forth herein; and

WHEREAS, the Parties acknowledge and agree that PTAC and MergerSub would not have entered into the Merger Agreement and the Ancillary Documents or agreed to consummate the transactions contemplated thereby without the restrictions contained in this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

1.     Voting Agreement/Proxy.

(a)     The Stockholder acknowledges and agrees that it has received a copy of, and has reviewed, the Merger Agreement, a copy of which is attached hereto as Annex B.

Annex G-1

(b)     The Stockholder hereby agrees that, from and after the date hereof and until the earlier of the Closing or the valid termination of the Merger Agreement (the “Voting Period”), at any meeting of the securityholders of the Company (whether annual or special and whether or not adjourned or postponed), however called, and in any action by written consent of the securityholders of the Company (including, without limitation, by execution of the Written Consent when solicited by the Company) at which the Merger Agreement and other related agreements (or any amended versions thereof) or such other related actions, are submitted for the consideration and vote of the securityholders of the Company, unless otherwise directed in writing by PTAC, the Stockholder shall cause the Subject Securities to be voted:

(i)     in favor of (i) the Merger and the adoption and approval of the Merger Agreement and any Ancillary Documents and the terms thereof, (ii) each of the other actions contemplated by the Merger Agreement and any Ancillary Documents, and (iii) any action in furtherance of any of the foregoing (the “Transaction Approval”);

(ii)     against any action, proposal, agreement or transaction that, to the knowledge of the Stockholder, could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement and/or any Ancillary Document (provided, that this Section 1(b)(ii) shall not apply with respect to any transaction expressly permitted pursuant to Section 5.1(b) of the Merger Agreement or any transaction or action, proposal, agreement or transaction contemplated by the Ehrlichman/Valor Agreements (defined below)); and

(iii)     against the following actions (other than the Merger, the transactions contemplated by the Merger Agreement and/or any Ancillary Document and actions in furtherance of the foregoing) that would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement and/or any Ancillary Document (excluding, for the avoidance of doubt, the Conversion Written Consent and the transactions contemplated thereby): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company; (ii) any sale, lease, sublease, license, sublicense or transfer of a material portion of the rights or other assets of the Company; (iii) any reorganization, recapitalization, dissolution or liquidation of the Company; (iv) any change in a majority of the board of directors of the Company; (v) any amendment to the Company’s certificate of incorporation or bylaws; and (vi) any material change in the capitalization of the Company or the Company’s corporate structure; provided, that this Section 1(b)(iii) shall not apply with respect to (x) any transaction expressly permitted pursuant to Section 5.1(b) of the Merger Agreement or (y) any of the Ehrlichman/Valor Agreements, any actions taken in accordance therewith or any transactions contemplated thereby. For purposes of this Agreement, the term “Ehrlichman/Valor Agreements” means collectively (A) that certain Secured Guaranty, dated as of July 22, 2020, made by Matthew A. Ehrlichman (“Ehrlichman”) and West Equities LLC (“West Equities”) in favor of the Stockholder, (B) that certain Pledge Agreement, dated as of July 22, 2020, by and among Ehrlichman, West Equities, and the Stockholder, (C) that certain Agreement, dated as of July 30, 2020, by and between Ehrlichman and the Stockholder (the “Valor/Erlichman Agreement”), (D) that certain Amended and Restated Voting Agreement, dated as of July 22, 2020, by and among Ehrlichman, the Company, and the Stockholder, and (E) that certain Amended and Restated Promissory Note dated on or about July 22, 2020, made by the Company in favor of the Stockholder (the “Stockholder Note”) (as each is amended, restated, or otherwise modified from time to time).

(c)     Except as may be set forth in the Company Shareholder Agreements and the Ehrlichman/Valor Agreements, the Stockholder has revoked or terminated any proxies, voting agreements or similar arrangements previously given or entered into with respect to the Subject Securities. The Stockholder hereby irrevocably appoints PTAC as proxy for the Stockholder to vote the Subject Securities entitled to vote, for the Stockholder and in the Stockholder’s name, place and stead, at any annual or special meeting, or at any adjournment thereof for the adoption of the Merger Agreement, any Ancillary Document and approval of the transactions contemplated thereby, including the Merger, (but only at such a meeting called for the purpose of voting with respect to the adoption of the Merger Agreement and approval of the Merger and only with respect to a proposal relating thereto) in the manner contemplated by Section 1(b), if, and only if, the Stockholder fails to vote (including through delivery of a proxy to vote or execution of a written consent) in the manner contemplated by Section 1(b): (a) at any meeting

Annex G-2

of the stockholders not less than two (2) Business Days prior to such meeting or (b) or if the Stockholder fails to execute the Written Consent within one (1) hour of being requested by the Company or PTAC on the date on which the Closing would occur following the execution of the Written Consent. The parties acknowledge and agree that neither PTAC, nor PTAC’s successors, assigns, subsidiaries, divisions, employees, stockholders, Representatives and Affiliates shall owe any duty, whether in law or otherwise, or incur any liability of any kind whatsoever, including without limitation, with respect to any and all claims, losses, demands, causes of action, costs, expenses (including reasonable attorney’s fees) and compensation of any kind or nature whatsoever, to the Stockholder or any of its Representatives in connection with or as a result of any voting by PTAC of the Subject Securities or any execution of any consent in the manner contemplated by Section 1(b). The parties acknowledge and agree that, pursuant to the authority hereby granted under the irrevocable proxy (which proxy is coupled with an interest in the Subject Securities), PTAC may vote the Subject Securities in furtherance of its own interests and PTAC is not acting as a fiduciary for the Stockholder. The irrevocable proxy granted pursuant to this Section 1.5(c) shall not be terminated by any act of the Stockholder or by operation of Law or otherwise. If between the execution hereof and the Termination Date, any trust or estate holding the Subject Securities should be terminated, or if any corporation, partnership or limited liability company holding the Subject Securities should be dissolved or liquidated, or if any other such similar event or events shall occur before the Termination Date, certificates or book-entry credits representing the Subject Securities shall be delivered by or on behalf of the Stockholder in accordance with the terms and conditions of this Agreement, and actions taken by PTAC hereunder shall be as valid as if such death, incapacity, termination, dissolution, liquidation or other similar event or events had not occurred, regardless of whether or not PTAC, the Company or any other Person has received notice of such death, incapacity, termination, dissolution, liquidation or other event.

(d)     Notwithstanding the foregoing, this Section 1 shall not apply to any proposal submitted to the stockholders of the Company holding the number of shares of capital stock of the Company required by the terms of Section 280G(b)(5)(B) of the Code, whether at a meeting or in an action by written consent, to render the parachute payment provisions of Section 280G inapplicable to any and all payments or benefits provided pursuant to Company Employee Benefit Plans or other Company Contracts that might result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that would not be deductible by reason of Section 280G or that would be subject to an excise tax under Section 4999 of the Code.

2.      Exclusive Dealings. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Stockholder shall not, and shall cause the Stockholder’s Representatives and (to the extent the Stockholder is able) the Group Companies not to, directly or indirectly: (a) accept, initiate, respond to, encourage, entertain, solicit, negotiate, provide information or discuss other offers for the direct or indirect sale, merger, transfer, IPO, debt or equity refinancing or recapitalization of the Company or any or all of its Subsidiaries, or of any securities, business, properties or assets of the Company or any or all of its Subsidiaries, or other offers that would require the Company to abandon the transactions contemplated by the Merger Agreement (each such transaction prohibited by this sentence, an “Acquisition Proposal”, provided, that no financing transaction specifically permitted pursuant to Section 5.1(b)(v) of the Company Schedules or Section 5.1(b)(vi) of the Merger Agreement shall constitute an Acquisition Proposal, and for the avoidance of doubt, neither this Agreement, the Merger Agreement, nor any of the Ancillary Documents or any of the transactions contemplated hereby or thereby shall constitute an “Acquisition Proposal” for the purposes of this Section 2 or otherwise); (b) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, an Acquisition Proposal; (c) enter into any Contract regarding an Acquisition Proposal; (d) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any successor to or parent company of any Group Company); or (e) otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing or seek to circumvent this Section 2 or further an Acquisition Proposal.

3.     Restrictive Covenants

(a)     Confidentiality. The Stockholder covenants and agrees to (and shall cause each of the Stockholder’s controlled Affiliates to), keep confidential and not disclose, divulge, or use for any purpose (other than to monitor the Stockholder’s investment in the Company) any Confidential Information, unless such Confidential Information (i) is known or becomes known to the public in general (other than as a result of a breach of this Section 3(a)), (ii) is or has been independently developed or conceived by the Stockholder without use of the Confidential Information, or (iii) is or has been made known or disclosed to the Stockholder by a third party without

Annex G-3

a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that the Stockholder may disclose Confidential Information (A) to the Stockholder’s attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring the Stockholder’s investment in the Company, provided that the Stockholder informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; (B) following the Closing, to any prospective purchaser of any shares of PTAC from the Stockholder, provided that such prospective purchaser is not a Competitor and agrees to be bound by the provisions of this Section 3(a); (C) to any existing or prospective Affiliate, partner, member, stockholder, or wholly owned subsidiary of the Stockholder in the ordinary course of business, provided that such Person is not a Competitor and the Stockholder informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (D) as may otherwise be required by Law, provided the Stockholder promptly (x)  notifies PTAC and the Company prior to such disclosure to provide the Company and PTAC with a reasonable opportunity to seek a protective order or otherwise prevent or limit such disclosure and (y) takes reasonable steps to minimize the extent of any such required disclosure. Notwithstanding anything herein to the contrary, the Stockholder may use Confidential Information in the course of the service by the Stockholder to the Company or its Affiliates as an employee, officer, director, manager, consultant or other service provider of the Company, and disclose such Confidential Information in the course of such service, subject to the terms of any confidentiality agreement entered into by the undersigned in connection with such service. “Confidential Information” means (i) any information concerning the Company and its Subsidiaries, including the business, products, markets, condition (financial or other), operations, processes, Intellectual Property, assets, liabilities, customers, vendors, pricing, results of operations, cash flows, prospects and affairs of the Company and its Subsidiaries and (ii) this Agreement, the Merger Agreement, any Ancillary Document and any other transaction documents related hereto or thereto or any information, including the terms, conditions or any other facts, relating to this Agreement, the Merger Agreement, any Ancillary Document and any other transaction documents related hereto or thereto or the transactions contemplated hereby or thereby, or any confidential discussions or negotiations related hereto or thereto. “Competitor” means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the business of the Company, but shall not include any financial investment firm or collective investment vehicle.

(b)      Termination of Certain Arrangements. The Stockholder hereby consents to, and agrees that, effective as of the Closing, each of the Company Shareholder Agreements shall terminate and the Stockholder shall cause any other agreement to which the Stockholder is a party with respect to the Subject Securities to be terminated as of the Closing (including the agreements required to be terminated pursuant to Section 5.12 (Pre-Closing Holder Related Party Transactions) of the Merger Agreement) in accordance with the terms of the applicable agreement (and, in each case, any amendment, notice or other action necessary to effectuate any such termination shall be deemed made without any surviving liability or obligation of PTAC, the Stockholder, the Surviving Corporation or any of its Subsidiaries), and such agreements shall be of no further force or effect; provided, however, for the avoidance of doubt, the foregoing shall not apply to the Stockholder Note, which shall be repaid by the Company or PTAC in accordance with Section 4 thereof at the Closing, and upon (and only upon) such full repayment of the Stockholder Note and performance of the obligations thereunder pursuant to the terms thereof (and for the avoidance of doubt, including, without limitation, payment of the Loan Modification Fee (as defined therein)), the Stockholder Note shall also be subject to this Section 4 or each of the other Ehrlichman/Valor Agreements, which shall not be terminated and shall survive pursuant to the terms thereof. From and after the Closing, the Stockholder shall have no further rights that the Stockholder may have had pursuant to any agreement contemplated to be terminated in this Section 4 (which, for the avoidance of the doubt, shall not include the Ehrlichman/Valor Agreements other than the Stockholder Note, which shall only be terminated as contemplated in the foregoing sentence).

(c)     Release. Effective as of the Closing, the Stockholder hereby absolutely, unconditionally and irrevocably releases and forever discharges PTAC, the Surviving Corporation and their respective Subsidiaries and each of their respective past, present, or future Affiliates, and their and their Affiliates’ respective direct or indirect members, partners, shareholders, managers, directors, officers, employees, independent contractors, financing sources, controlling Persons, advisors (including attorneys, accountants, and bankers), consultants, representatives, successors, and assigns (collectively, the “ Released Parties”), from any and all claims, actions, causes of action, suits, debts, liabilities, obligations (including contractual obligations), sums of money, accounts, covenants, contracts, controversies, agreements, promises, damages, judgments, executions, and demands to the extent arising out of or relating to any facts or circumstances relating to (i) the Stockholder’s direct or indirect ownership of Equity Securities

Annex G-4

of the Company, (ii) the Merger, any provision of the Merger Agreement (including the Allocation Schedule and the allocation of the Merger Consideration and Earn Out Shares described therein) or any Ancillary Document or the transactions contemplated thereby, (iii) any appraisal rights or rights to dissent from the Merger, or (iv) any claims alleging a breach of any fiduciary or similar duty on the part of the Company or its Subsidiaries or any officer, director or stockholder of the Company or its Subsidiaries (each, a “Claim” and collectively, the “Claims”); provided, however, that the foregoing shall not preclude, and the “Claims” shall not include, (i) the right to receive the portion of the Merger Consideration to which the Stockholder is entitled subject to and in accordance with the terms and conditions set forth in the Merger Agreement and the other rights of the Stockholder provided by the Merger Agreement or any other agreement entered into by the Stockholder in connection with the transactions contemplated by the Merger Agreement, (ii) the right of employees to receive the compensation and benefits to which they are entitled from the Company or its Affiliates, whether by written employment or bonus agreement or otherwise, or (iii) any claims for director and/or officer indemnification that are pursuant to the Governing Documents of the Company or the Surviving Corporation or their Subsidiaries or any agreement entitling any director or officer to indemnification from the Company, the Surviving Corporation or any of their Subsidiaries. Each of

(d)     the Parties waives any and all rights under Section 1542 of the Civil Code of California, and any similar applicable Law which states in full (or otherwise in substance) as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

4.     Transfer of Subject Securities; New Subject Securities. During the Voting Period, absent the advance written consent of PTAC (which it may withhold in its sole discretion) and other than as provided for in the Ehrlichman/Valor Agreements, the Stockholder agrees: (i) not to, and not to take any action to, directly or indirectly, offer to sell, sell, assign, transfer (including to any affiliates, and including by operation of Law), subject to a Lien or otherwise dispose of any of the Subject Securities or any other Equity Securities of the Company, (ii) grant any proxies or powers of attorney with respect to the Subject Securities other than the proxies set forth in Section 1 herein, deposit any Subject Securities into a voting trust or enter into any voting agreement with respect to the Subject Securities, or (iii) enter into any agreement or obligations to consummate any of the foregoing transactions.

5.     No Trading. The Stockholder acknowledges and agrees that the Stockholder is aware, and that the Stockholder’s Representatives are aware or, upon receipt of any material nonpublic information will be advised, of the restrictions imposed by Securities Laws on a Person possessing material nonpublic information about a publicly traded company. The Stockholder hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of PTAC (other than engaging in the transactions described in the Merger Agreement), communicate such information to any third party, take any other action with respect to PTAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

6.     Remedies.

(a)     The Stockholder expressly acknowledges and agrees that (i) it is receiving good and valuable consideration sufficient to make this Agreement, and each of the terms herein, binding and fully enforceable, each of the restrictions contained in this Agreement are supported by adequate consideration and are reasonable in all respects (including with respect to subject matter, time period and geographical area) and such restrictions are necessary to protect PTAC’s interest in, and value of, the Company’s business (including the goodwill inherent therein), (ii) the Stockholder (together with the other stockholders of the Company) is primarily responsible for the creation of such value, and (iii) PTAC would not have entered into the Merger Agreement and this Agreement or consummate the transactions contemplated thereby or hereby without the restrictions contained in this Agreement.

(b)     The Parties acknowledge and agree that the amount of actual damages suffered by PTAC in the event of an actual or threatened breach of this Agreement would be difficult or impossible to accurately calculate and there may be irreparable damages to PTAC in the event of such an actual or threatened breach. Consequently, the Parties agree that in addition to any other remedy or relief to which it may be entitled, in the event of a breach or threatened breach of this Agreement, PTAC or its successors and assigns shall be entitled to an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by the Stockholder. The Stockholder hereby agrees to waive any defense in any suit that PTAC has an adequate remedy at Law and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief.

Annex G-5

(c)     If the final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

(d)     Notwithstanding anything to the contrary set forth herein, the Parties acknowledge and agree that this Section 6 is not intended to be, and is not, an admission or acknowledgement by any Person that money damages or any other monetary payment would be a sufficient remedy for a breach of this Agreement, or that the inability to obtain a monetary remedy by virtue of the limitations in this Section 6 will limit a Party’s ability to obtain injunctive relief or specific performance in accordance with this Section 6. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any on remedy will not preclude the exercise of any other remedy.

7.     Stockholder Representations and Warranties. The Stockholder (and, if applicable, his or her Spouse) represents and warrants as of the date hereof to PTAC (solely with respect to the Stockholder and not with respect to any other stockholder of the Company) that:

(a)     (i) such Stockholder (and, if applicable, his or her Spouse) has all necessary corporate, limited liability company, limited partnership or other applicable power and authority (or, if the Stockholder is a natural person, the Stockholder has the legal capacity) to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder; (ii) the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement by such Stockholder (and, if applicable, his or her Spouse) have been duly and validly authorized by all necessary action on the part of such Stockholder; (iii) the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement by such Stockholder will not, directly or indirectly (with or without notice or lapse of time), contravene, conflict with or result in a violation of (A), if the Stockholder is an entity, the organizational documents of the Stockholder or such Stockholder’s Affiliates, or (B) any applicable Law or any Order of any Governmental Entity to which the Stockholder is subject; (iv) the execution and delivery of this Agreement does not, and the performance by the Stockholder (and, if applicable, his or her Spouse) of the Stockholder’s obligations hereunder will not (A) require any consent, approval, registration or filing that has not been given or received or other action that has not been taken by any Person or Governmental Entity, in each case, to the extent such consent, approval, registration, filing or other action (or the absence thereof) would prevent, enjoin or materially delay the performance by the Stockholder Stockholder’s obligations under or (B) result in the creation or imposition of any Lien upon the Subject Securities; or (v) where applicable, any Person executing this Agreement on behalf of the Stockholder has full power and authority to execute and deliver this Agreement on behalf of the Stockholder and to thereby bind the Stockholder.

(b)     The Stockholder has duly and validly executed this Agreement, this Agreement is a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with the terms set forth herein (except as such enforceability (x) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or other similar applicable Laws affecting or relating to enforcement of creditors’ rights generally and (y) is subject to general principles of equity), and the Stockholder (together with his or her spouse if such Stockholder is married and the Stockholder’s Subject Securities constitute community property under applicable Law (such Stockholder’s spouse, a “Spouse”)) is the record and beneficial owner of, and has good and valid title, to, all of the Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Subject Securities), other than pursuant to the Company Shareholder Agreements or any restrictions on transfer arising under applicable securities laws. The Stockholder (and, if applicable, his or her Spouse) has the sole right to vote the Subject Securities, and, none of the Subject Securities are subject to any proxy, voting trust or other similar agreement or arrangement other than pursuant to the Company Shareholder Agreements or any restrictions on transfer arising under applicable securities laws.. The Subject Securities and the Stockholder Note are the only Equity Securities in the Company owned of record or beneficially by such Stockholder (and, if applicable, his or her Spouse) on the date hereof, and except as set forth on Schedule A hereto and the Stockholder Note, the Stockholder does not: (i) own beneficially or of record, have the right to acquire, or have any other interest in any Equity Securities of the Company or its Subsidiaries, or any

Annex G-6

rights to acquire, or any securities that are convertible into, any of the foregoing; or (ii) except in connection with the Ehrlichman/Valor Agreements, have any voting rights with respect to any Equity Securities of the Company, or any rights to acquire, or any securities convertible into any such voting rights. The Stockholder acknowledges and agrees that upon the conversion of the Subject Securities set forth on Schedule A hereto, the Stockholder will own immediately prior to the Closing the number of shares of Common Stock set forth on Schedule A.

(c)     The Stockholder has received a copy of and has reviewed the Merger Agreement and each of the Ancillary Documents to which the Company is or will be a party.

8.    Termination; Amendments and Waivers; Assignment.

(a)     This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the termination of the Merger Agreement pursuant to Article 7 thereof and, upon such termination shall be of no further force and effect, without the creation or imposition of any penalty, liability or obligation upon any Party.

(b)     Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Stockholder and PTAC. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by the Stockholder without PTAC’s prior written consent.

9.     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) when delivered in person, when delivered by e-mail (having obtained electronic delivery confirmation thereof), or when sent by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) as follows:

(a)	If to PTAC, to:
c/o PropTech Acquisition Corporation
3485 N. Pines Way, Suite 110
Wilson, WY 83014
	Attention:	Thomas D. Hennessy
M. Joseph Beck
	E-mail:	thennessy@hennessycapllc.com
jbeck@hennessycapllc.com
with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Douglas Ryder, P.C.
Christian O. Nagler
Abhishek Kolay
E-mail:	douglas.ryder@kirkland.com
cnagler@kirkland.com
abhishek.kolay@kirkland.com

Annex G-7

(b)     If to the Stockholder, to the address and contact information set forth on the Stockholder’s signature page hereto.

or to such other address as the Party to whom notice is given may have previously furnished to the other Party in writing in the manner set forth above.

10.    Miscellaneous.

(a)     Entire Agreement. This Agreement, the Merger Agreement and documents referred to herein and therein constitutes the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

(b)     No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Notwithstanding the foregoing, the Sponsor shall be an express third-party beneficiary of this Agreement with full rights as such. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

(c)     Further Assurances. The Stockholder hereby agrees to use the Stockholder’s best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein.

(d)     Other Provisions. Sections 5.4 (Public Announcements), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.5 (Governing Law), 8.16 (Jurisdiction), 8.11 (Counterparts; Electronic Signatures), and 8.15 (Waiver of Jury Trial) of the Merger Agreement are incorporated herein by reference, mutatis mutandis.

{Signature pages follow}

Annex G-8

IN WITNESS WHEREOF, the Parties have executed and delivered this Support Agreement as of the date first above written.

PROPTECH ACQUISITION CORPORATION
By:
Name:
Title:

Annex G-9

STOCKHOLDER:

Name:
Date:
Notice Address:
[___________________]
[___________________]
Facsimile:	[___________________]
E-mail:	[___________________]
Attention:	[___________________]
with a copy (constitute notice) to:
[___________________]
[___________________]
Facsimile:	[___________________]
E-mail:	[___________________]
Attention:	[___________________]
Spouse (if applicable):

Name:
Date:

Annex G-10

SCHEDULE A

Stockholder	Type/Series of Securities	Number
[•]	Common Stock	[•]
	Series A-1 Preferred Stock	[•]
	Series A-2 Preferred Stock	[•]
	Series A Preferred Stock	[•]
	Series B Preferred Stock	[•]
	Series C Preferred Stock	[•]
	Seed Preferred Stock	[•]
	Common Stock Warrants	[•]
	Series B Preferred Stock Warrants	[•]
	Series C Preferred Stock Warrants	[•]
	Common Stock Options	[•]
	Restricted Stock	[•]

Following conversion pursuant to the Conversion Written Consent:

[•] Common Stock

Annex G-11

ANNEX H

PROPTECH ACQUISITION CORPORATION

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT is entered into this 30th day of July, 2020 (this “Subscription Agreement”), by and between PropTech Acquisition Corporation, a Delaware corporation (the “Company”), and each of the subscribers set forth on Appendix A hereto, severally and not jointly (each a “Subscriber” and together the “Subscribers”).

WHEREAS, the Company is proposing to enter into an Agreement and Plan of Merger, (as it may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), pursuant to which, among other things, a wholly-owned subsidiary of the Company (“Merger Sub”) will merge with and into Porch.com, Inc., a Delaware corporation (together with its subsidiaries, “Porch”), pursuant to which Porch will continue as the surviving corporation and as a wholly-owned subsidiary of the Company (the “Transaction”);

WHEREAS, in connection with the Transaction, each Subscriber desires to subscribe for and purchase from the Company Class A common stock, par value $0.0001 per share, of the Company (“Common Shares”) in the amount set forth on Appendix A (the “Acquired Securities”) for the aggregate purchase price set forth on Appendix A (the “Purchase Price”), and the Company desires to issue and sell to the Subscribers the Acquired Securities in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company on the Closing (as defined below); and

WHEREAS, certain other “accredited investors” (within the meaning of Rule 501(a) under the Securities Act (as defined below)) (each, an “Other Subscriber”) have, severally and not jointly, entered into separate subscription agreements with the Company (the “Other Subscription Agreements”), pursuant to which such investors have agreed to purchase Common Shares on the Closing at the same per share purchase price as the Subscribers, and the aggregate amount of securities to be sold by the Company pursuant to this Subscription Agreement and the Other Subscription Agreements equals, as of the date hereof, 15,000,000 Common Shares.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and pursuant to the terms and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.     Subscription. Pursuant to the terms and subject to the conditions set forth herein, each Subscriber, severally but not jointly, hereby irrevocably subscribes for and agrees to purchase at the Closing, and the Company hereby agrees to issue and sell to such Subscriber at the Closing, the Acquired Securities (such subscription and issuance, the “Subscription”).

2.     Closing.

a.     The closing of the Subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction and shall occur immediately prior thereto. Not less than five (5) business days prior to the scheduled closing date of the Transaction (the “Scheduled Closing Date”), the Company shall provide written notice to Subscribers (the “Closing Notice”) specifying (i) that the Company reasonably expects all conditions to the Closing to be satisfied on a date that is not less than five (5) business days from the date of the Closing Notice and (ii) instructions for wiring the Purchase Price for the Acquired Securities. At least one (1) business day prior to the Scheduled Closing Date specified in the Closing Notice Subscriber shall deliver to the Company such Subscriber’s Purchase Price for its Acquired Securities by wire transfer of United States dollars in immediately available funds to the account specified in writing by the Company in the Closing Notice (which account shall not be an escrow account); provided that if the consummation of the Transaction does not occur on or before the fifth (5th) business day following the Scheduled Closing Date, the Company shall return the Scheduled Purchase Price without interest. The failure of the Closing to occur on the Scheduled Closing Date shall not terminate this Subscription Agreement or otherwise relieve any party of any of its obligations hereunder. For purposes of this Subscription Agreement, “business day” shall mean any day other than Saturday, Sunday or such other days on which banks located in New York, New York are required or authorized by applicable law to be closed for business.

Annex H-1

b.     The obligations of each of the parties hereto to consummate the Closing shall be subject to the following conditions:

(i)     no suspension of the qualification of the Acquired Securities for the offering or sale or trading on the Nasdaq Capital Market (“Nasdaq”) or, to the Company’s actual knowledge, initiation or threatening of any proceedings for any of such purposes, shall have occurred prior to the Closing;

(ii)     as of the Closing, no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining, prohibiting or enjoining consummation of the transactions contemplated hereby; and

(iii)     all conditions precedent to the closing of the Transaction set forth in Article 6 of the Transaction Agreement shall have been satisfied (as determined by the parties to the Transaction Agreement) or waived by the applicable parties to the Transaction Agreement, other than, in each case, (x) those conditions that by their nature are to be satisfied at the closing of the Transaction (provided that such conditions are capable of being satisfied at the Closing or are waived at or prior to the Closing), and (y) the condition specified in Section 6.3(d) of the Transaction Agreement.

c.     The obligation of the Company to consummate the Closing shall be subject to the conditions that:

(i)     all representations and warranties of the Subscriber contained in this Subscription Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing, and consummation of the Closing shall constitute a reaffirmation by the Subscriber of each of the representations and warranties of the Subscriber contained in this Subscription Agreement as of the Closing; and

(ii)     each Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

d.     The obligation of the Subscriber to consummate the Closing pursuant to this Subscription Agreement shall be subject to the following conditions:

(i)     that all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing, and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations and warranties of the Company contained in this Subscription Agreement as of the Closing;

(ii)     the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(iii)     a supplemental listing application shall have been filed with the Nasdaq Capital Market (“Nasdaq”) to list the Acquired Shares; and

(iv)      there shall have been no amendment, waiver or modification to the Other Subscription Agreements that materially economically benefits the investors thereunder unless the Subscribers have been offered substantially the same benefits.

e.     At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscriptions as contemplated by this Subscription Agreement.

f.     At or prior to the Closing, each Subscriber shall provide the Company with a properly completed and duly executed IRS Form W-9 or applicable IRS Form W-8, as appropriate.

Annex H-2

3.     Company Representations and Warranties. The Company represents and warrants to each Subscriber that:

a.     The Company has been duly incorporated and is validly existing as a Delaware corporation and is in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

b.     The Acquired Securities have been duly authorized and, when issued and delivered to the Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement and the Company’s amended and restated certificate of incorporation, the Acquired Securities will be validly issued and will be fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s amended and restated certificate of incorporation or under the laws of the State of Delaware.

c.     This Subscription Agreement has been duly authorized, executed and delivered by the Company and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

d.     The execution, delivery and performance of this Subscription Agreement (including the issuance and sale of the Acquired Securities contemplated hereby and the compliance by the Company with all of the provisions of this Subscription Agreement applicable to it and the consummation of the transactions contemplated hereby) will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, shareholders’ equity or results of operations of the Company, taken as a whole (a “Material Adverse Effect”) or materially affect the validity of the Acquired Securities or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Acquired Securities or the legal authority of the Company to comply in all material respects with this Subscription Agreement.

e.     The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Company of this Subscription Agreement (including, without limitation, the issuance of the Acquired Securities), other than (i) filings with the Securities and Exchange Commission (the “SEC”), (ii) filings required by applicable state securities laws, (iii) filings required by Nasdaq, (iv) consents, waivers, authorizations or filings that have been obtained or made on or prior to the Closing and (v) those the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

f.     As of the date of this Subscription Agreement, the authorized capital stock of the Company consists of 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Shares”), 100,000,000 Common Shares, and 10,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Shares”). As of the date of this Subscription Agreement, (i) no Preferred Shares are issued and outstanding, (ii) 17,250,000 Common Shares are issued and outstanding, (iii) 4,312,500 Class B Shares are issued and outstanding and (iv) 8,625,000 redeemable warrants and 5,700,000 private placement warrants, each whole warrant entitling the holder thereof to purchase one Common Share, are outstanding. All (A) issued and outstanding Common Shares and Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights except as set forth in the SEC Documents (as defined below) and (B) outstanding Company warrants have been duly authorized and validly issued and are not subject to preemptive rights except as set forth in the SEC Documents. Except as set forth above, pursuant to the Other Subscription Agreements and the Transaction Agreement and as set forth in the SEC Documents, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Common Shares, Class B Shares or other equity

Annex H-3

interests in the Company, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, the Company has no subsidiaries other than Merger Sub and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated, other than Merger Sub. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the Company, other than (1) as set forth in the SEC Documents and (2) as contemplated by the Transaction Agreement.

g.     The issued and outstanding Common Shares are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on Nasdaq. There is no suit, action, proceeding or investigation pending or, to the actual knowledge of the Company, threatened against the Company by Nasdaq or the SEC, respectively, to prohibit or terminate the listing of the Common Shares or to deregister the Common Shares under the Exchange Act. The Company has taken no action that is designed to terminate the registration of the Common Shares under the Exchange Act.

h.     Assuming the accuracy of each Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Acquired Securities by the Company to Subscribers. The Acquired Securities (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

i.     A copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document, if any, filed by the Company with the SEC since its initial registration of the Common Shares under the Exchange Act prior to the date hereof (the “SEC Documents”) is available to Subscribers via the SEC’s EDGAR system. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Documents.

j.     Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.

k.     Other than the Placement Agent (as defined below), the Company has not dealt with any broker, finder, commission agent, placement agent or arranger in connection with the sale of the Acquired Securities, and the Company is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Acquired Securities other than to the Placement Agent.

l.     Other than the Other Subscription Agreements, the Company has not entered into any side letter or similar agreement with any subscriber in connection with such subscriber’s direct or indirect investment in the Company or with or any other investor, other than such Other Subscription Agreements that include (i) any rights or benefits granted to an Other Subscriber in connection with such Other Subscriber’s compliance with any law, regulation or policy specifically applicable to such Other Subscriber or in connection with the taxable status of an Other Subscriber, or (ii) any rights or benefits which are personal to an Other Subscriber based solely on its place of organization or headquarters, organizational form of, or other particular restrictions applicable to, such Other Subscriber.

4.     Subscriber Representations and Warranties. Each Subscriber, severally and not jointly. represents and warrants to the Company and Cantor Fitzgerald & Co. (the “Placement Agent”) that:

a.     Subscriber has been duly incorporated or organized and is validly existing in good standing under the laws of its jurisdiction of incorporation or organization, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

Annex H-4

b.     This Subscription Agreement has been duly authorized, executed and delivered by Subscriber. This Subscription Agreement is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

c.     The execution, delivery and performance by Subscriber of this Subscription Agreement (including the compliance by the Subscriber with all of the provisions of this Subscription Agreement applicable to it and the consummation of the transactions contemplated hereby) will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, shareholders’ equity or results of operations of Subscriber and its subsidiaries, taken as a whole (a “Subscriber Material Adverse Effect”) or materially affect the legal authority of Subscriber to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect or materially affect the legal authority of Subscriber to comply in all material respects with this Subscription Agreement.

d.     Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) satisfying the applicable requirements set forth on Schedule A hereto and an “institutional account” as defined in FINRA Rule 4512(c), (ii) is acquiring the Acquired Securities only for its own account and not for the account of others, or if Subscriber is subscribing for the Acquired Securities as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer, and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account and (iii) is not acquiring the Acquired Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act, and shall provide the requested information on Schedule A. Subscriber is not an entity formed for the specific purpose of acquiring the Acquired Securities.

e.     Subscriber understands that the Acquired Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Securities have not been registered under the Securities Act. Subscriber understands that the Acquired Securities may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any book-entry position or certificates representing the Acquired Securities shall contain a legend to such effect. Subscriber acknowledges that the Acquired Securities will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Acquired Securities will be subject to transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Acquired Securities and may be required to bear the financial risk of an investment in the Acquired Securities for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Acquired Securities.

f.     Subscriber understands and agrees that Subscriber is purchasing the Acquired Securities directly from the Company. Subscriber further acknowledges that (i) there have been no representations, warranties, covenants or agreements made to Subscriber by the Company or its affiliates or any of their respective officers or directors, or the Company’s agents (including the Placement Agent) expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement, and (ii) the financial information provided to Subscriber with respect to Porch, which was prepared by, or on behalf of, Porch,

Annex H-5

has not been audited in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and such financial information is subject to change pending completion of such an audit (it being understood that the Porch audited financial statements in accordance with PCAOB auditing standards shall be included in a proxy statement and/or other filings of the Company to be made with the SEC).

g.     Subscriber represents and warrants that either (i) it is not a Benefit Plan Investor as contemplated by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or (ii) its acquisition and holding of the Acquired Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

h.     In making its decision to purchase the Acquired Securities, Subscriber represents that it has relied solely upon independent investigation made by Subscriber. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Acquired Securities, including with respect to the Company, Porch and the Transaction. Without limiting the generality of the foregoing, Subscriber acknowledges that he, she or it has reviewed the Company’s filings with the SEC. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Acquired Securities.

i.     Subscriber became aware of this offering of the Acquired Securities solely by means of direct contact between Subscriber, on the one hand, and the Company, the Placement Agent, Porch and/or their respective advisors (including, without limitation, attorneys, accountants, bankers, consultants and financial advisors), agents, control persons, representatives, affiliates, directors, officers, managers, members, and/or employees, and/or the representatives of such persons (such parties referred to collectively as “Representatives”), on the other hand. The Acquired Securities were offered to Subscriber solely by direct contact between Subscriber and the Company, the Placement Agent, Porch and/or their respective Representatives. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person or entity (including, without limitation, the Company, the Placement Agent or their respective Representatives), other than the representations and warranties contained in this Subscription Agreement, in making its investment or decision to invest in the Company. Subscriber did not become aware of this offering of the Acquired Securities, nor were the Acquired Securities offered to Subscriber, by any other means, and none of the Company, the Placement Agent, Porch or their respective Representatives acted as investment adviser, broker or dealer to Subscriber. Subscriber acknowledges that the Company represents and warrants that the Acquired Securities (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

j.     Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Acquired Securities. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Acquired Securities, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision.

k.     Alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Acquired Securities and determined that the Acquired Securities are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

l.     Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Acquired Securities or made any findings or determination as to the fairness of this investment.

m.     Subscriber represents and warrants that Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), or in any Executive Order issued by the President of the United States and administered by OFAC, or a person or entity prohibited by any OFAC sanctions program or a person or entity whose property and interests in property subject to U.S. jurisdiction are otherwise blocked under any U.S. laws,

Annex H-6

Executive orders or regulations, (ii) a person or entity listed on the Sectoral Sanctions Identifications (“SSI”) List maintained by OFAC or otherwise determined by OFAC to be subject to one or more of the Directives issued under Executive Order 13662 of March 20, 2014, or on any other of the OFAC Consolidated Sanctions Lists, (iii) an entity owned, directly or indirectly, individually or in the aggregate, 50 percent or more by one or more persons described in subsections (i) or (ii), (iv) a person or entity named on the U.S. Department of Commerce, Bureau of Industry and Security Denied Persons List, Entity List, or Unverified List (“BIS Lists”) (collectively with (i) through (iv), a “Restricted Person”) or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law.  Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act.  Subscriber also represents that it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC and BIS sanctions programs, including for Restricted Persons, and otherwise to ensure compliance with all applicable sanctions and embargo laws, statutes, and regulations.  Subscriber further represents and warrants that it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Acquired Securities were legally derived.

n.     Subscriber has or has enforceable commitments to have, and at least one (1) business day prior to the Scheduled Closing Date will have, sufficient funds to pay the Purchase Price and consummate the Closing when required pursuant to this Subscription Agreement.

o.     No disclosure or offering document has been prepared by the Placement Agent in connection with the offer and sale of the Acquired Securities. The Placement Agent and each of its directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or the Acquired Securities or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Company. In connection with the issue and purchase of the Common Shares, the Placement Agent has not acted as the Subscriber’s financial advisor or fiduciary. Subscriber acknowledges that the Placement Agent, or certain of its affiliates, may provide financing to Porch from time to time.

p.     Except as disclosed by the Subscriber on the signature page hereto, Subscriber represents and warrants at the time of this Subscription Agreement that Subscriber does not own any Company equity, including Company stock, options, warrants, or similar interests, and has not been party to any transaction in connection with such equity, except as contemplated by this Subscription Agreement, since the time the Subscriber became aware of the Transaction.

5.     Registration Rights.

a.     The Company agrees that, within fifteen (15) business days after the consummation of the Transaction (the “Filing Deadline”), the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement to register under and in accordance with the provisions of the Securities Act, the resale of all Registrable Securities (as defined below) on Form S-3 or Form S-1, which shall be the sole decision of the Company (which shall be filed pursuant to Rule 415 under the Securities Act as a secondary-only registration statement), if the Company is then eligible for such short form, or any similar or successor short form registration or, if the Company is not then eligible for such short form registration or would not be able to register for resale all of the Registrable Securities on Form S-3, on Form S-1 or any similar or successor long form registration (the “Registration Statement”). The Company shall use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days following the Filing Deadline (or one hundred twenty (120) calendar days if the SEC notifies the Company that it will “review” the Registration Statement) and (ii) the 5th business day after the date the Company is notified in writing by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Deadline”); provided, however, that the Company’s obligations to include the Registrable Securities of a Holder in the Registration Statement are contingent upon such Holder furnishing in writing to the Company such information regarding such Holder, the securities of the Company held by Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and shall execute

Annex H-7

such documents in connection with such registration as the Company may reasonably request that are customary of a selling shareholder in similar situations. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the Common Shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Registrable Securities by the Holders or otherwise, such Registration Statement shall register for resale such number of Common Shares which is equal to the maximum number of Common Shares as is permitted by the SEC. In such event, the number of Common Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. The Company will use its commercially reasonable efforts to maintain the continuous effectiveness of the Registration Statement until all such securities cease to be Registrable Securities (as defined below) or such shorter period upon which all Holders with Registrable Securities included in such Registration Statement have notified the Company that such Registrable Securities have actually been sold. The Company will use its commercially reasonable efforts to (i) cause the removal of all restrictive legends from any Acquired Securities being sold under the Registration Statement or pursuant to Rule 144 under the Securities Act (“Rule 144”) at the time of sale of such Registrable Securities and, at the request of a Holder, cause the removal of all restrictive legends from any Registrable Securities held by such Holder that may be sold by such Holder without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions, and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i) upon the receipt of such supporting documentation, if any, as reasonably requested by such counsel. The Company will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, reasonably necessary to enable Holder to resell Registrable Securities pursuant to the Registration Statement or Rule 144, as applicable, qualify the Registrable Securities for listing on the applicable stock exchange and update or amend the Registration Statement as necessary to include Registrable Securities. “Registrable Securities” shall mean, as of any date of determination, the Acquired Securities and any other equity security issued or issuable with respect to the Acquired Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, provided, however, that such securities shall cease to be Registrable Securities at the earliest of (A) four (4) years, (B) the date all Acquired Securities held by a Holder may be sold by such Holder without volume or manner of sale limitations pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), (C) the date on which such securities have actually been sold by a Holder, or (D) when such securities shall have ceased to be outstanding. “Holder” shall mean the Subscriber or any affiliate of the Subscriber to which the rights under this Section 5 shall have been assigned.

b.     At its expense the Company shall:

(i)     advise Subscriber within two (2) business days: (A) of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (B) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Acquired Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (C) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading. Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (A) through (C) above constitutes material, nonpublic information regarding the Company;

(ii)     use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as promptly as reasonably practicable;

(iii)     upon the occurrence of any event contemplated in Section 5(b)(i), except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as promptly as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Acquired Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

Annex H-8

(iv)     use its commercially reasonable efforts to cause all Acquired Securities to be listed on each securities exchange or market, if any, on which the Common Shares issued by the Company have been listed; and

(v)     use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Acquired Securities contemplated hereby.

c.     Notwithstanding anything to the contrary in this Subscription Agreement, the Company shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require any Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Company’s board of directors reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Company in the Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend the effectiveness or use of the Registration Statement for more than forty five (45) consecutive calendar days in any one instance or more than ninety (90) total calendar days, in each case during any twelve (12)-month period. Upon receipt of any written notice from the Company of the happening of any Suspension Event (which notice shall not contain material non-public information) during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, each Subscriber agrees that (i) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until such Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, each Subscriber will deliver to the Company or, in such Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in such Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (i) to the extent such Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

d.     The Company shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless each Subscriber (to the extent a seller under the Registration Statement) and any other Holder, and any of their respective officers, directors, partners, members, managers, investment advisers and employees, and each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 5, except insofar as and to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding the Subscriber furnished in writing to the Company by such Subscriber expressly for use therein or such Subscriber has omitted a material fact from such information or otherwise violated the Securities Act, the Exchange Act or any state securities law or any rule or regulation thereunder; provided, however, that the

Annex H-9

indemnification contained in this Section 5 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Company be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by such Subscriber, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by the Company in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Company, or (D) in connection with any offers or sales effected by or on behalf of such Subscriber in violation of Section 5(c) hereof. The Company shall notify Subscribers and each other Holder promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 5 of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Acquired Securities by a Subscriber or any other Holder.

e.     Each Subscriber or any Holder shall, severally and not jointly with any other Subscriber hereunder or any Other Subscribers, indemnify and hold harmless the Company, its directors, officers, agents and employees, and each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding such Subscriber or Holder furnished to the Company by such Subscriber or such Holder expressly for use therein; provided, however, that the indemnification contained in this Section 5 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of such Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). In no event shall the liability of such Subscriber or such Holder be greater in amount than the dollar amount of the net proceeds received by such Subscriber or such Holder upon the sale of the Acquired Securities giving rise to such indemnification obligation. Each Subscriber shall notify the Company promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 5 of which such Subscriber is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Acquired Securities by Subscriber or any other Holder.

f.     If the indemnification provided under this Section 5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in this Section 5, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5 from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 5(f) shall be individual, not joint and several, and in no event shall the liability of any Subscriber or Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Subscriber or such Holder upon the Sale of the Acquired Securities giving rise to such indemnification obligation.

6.     Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party

Annex H-10

in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) if any of the conditions to Closing set forth in Section 2 of this Subscription Agreement that are not waived by a Subscriber are not satisfied, or are not capable of being satisfied, on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement are not and will not be consummated at the Closing, or (d) closing of the Transaction does not occur prior to December 31, 2020; provided, that nothing herein will relieve any party hereto from liability for any willful breach hereof (including, for the avoidance of doubt, a Subscriber’s willful breach of Section 2(c) of this Subscription Agreement with respect to its representations, warranties and covenants as of the date of the Closing) prior to the time of termination, and each party hereto will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify Subscribers of the termination of the Transaction Agreement promptly after the termination of the Transaction Agreement.

7.     Trust Account Waiver. Each Subscriber acknowledges that the Company is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Each Subscriber further acknowledges that, as described in the Company’s final prospectus, dated November 21, 2019, related to its initial public offering (the “Prospectus”) available at www.sec.gov, substantially all of the Company’s assets consist of the cash proceeds of the Company’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of the Company, its public shareholders and the underwriters of the Company’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of the Company entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, each Subscriber, severally and not jointly, on behalf of itself and its Representatives, hereby irrevocably waives any and all right, title and interest, or any claim of any kind they have or may have in the future, in or to any monies held in the Trust Account, provided, however, that nothing in this Section 7 shall be deemed to limit any Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of the Company acquired by any means other than pursuant to this Subscription Agreement, including but not limited to any redemption right with respect to any such securities of the Company, and agrees not to seek recourse or make or bring any action, suit, claim or other proceeding against the Trust Account as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Acquired Securities regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. Each Subscriber acknowledges and agrees that it shall not have any redemption rights with respect to the Acquired Securities pursuant to the Company’s organizational documents in connection with the Transaction or any other business combination, any subsequent liquidation of the Trust Account, the Company or otherwise. In the event a Subscriber has any claim against the Company as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Acquired Securities, it shall pursue such claim solely against the Company and its assets outside the Trust Account and not against the Trust Account or any monies or other assets in the Trust Account.

8.     Additional Company Covenants.

a.     Except as contemplated herein, the Company, its subsidiaries and their respective affiliates shall not, and shall cause any person acting on their behalf not to, take any action or steps that would require registration of the issuance of any of the Acquired Securities under the Securities Act.

b.     With a view to making available to each Subscriber the benefits of Rule 144 promulgated under the Securities Act, the Company agrees, until the Subscriber no longer holds Registrable Securities, to:

(i)     make and keep public information available, as those terms are understood and defined in Rule 144;

(ii)     file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(iii)     furnish to Subscriber, promptly upon request a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144 and the Exchange Act

Annex H-11

c.     The Company shall, by 9:00 a.m., New York City time, on the first business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K disclosing the terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transactions. Following the filing by the Company of a proxy statement related to the Transaction (the “Disclosure Document”), no Subscriber shall be in possession of any material, non-public information received from the Company, or any of its officers, directors or employees or the Placement Agent. Each Subscriber hereby acknowledges that the terms of this Subscription Agreement will be disclosed by the Company in a Current Report on Form 8-K filed with the SEC on or after the date hereof and a form of this Subscription Agreement will be filed with the SEC as an exhibit thereto. Notwithstanding anything in this Subscription Agreement to the contrary, (i) the Company shall not publicly disclose the name of any Subscriber or any of its affiliates or investment advisers in any press release without the consent of such Subscriber or investment adviser, as applicable, and (ii) the Company shall not publicly disclose the name of any Subscriber or any of its affiliates or investment advisers in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of any such Subscriber, except (A) as required under the federal securities laws in connection with the Registration Statement, (B) in a press release or marketing materials of the Company in connection with the Transaction if agreeable by Subscriber and (C) to the extent such disclosure is required by applicable law, rule or regulation, or requested by the staff of the SEC, other regulatory agency or Nasdaq, in which case the Company shall provide Subscriber with prior written notice (including by e-mail) of such disclosure permitted under this subclause (C).

9.     Miscellaneous.

a.     Each party hereto acknowledges that the other parties and others (including the Placement Agent) will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, each party agrees to promptly notify the other parties and the Placement Agent if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects.

b.     The Company is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

c.     Neither this Subscription Agreement nor any rights that may accrue to Subscribers hereunder (other than the Acquired Securities acquired hereunder, if any) may be transferred or assigned; provided, however, that a Subscriber may assign this Subscription Agreement to an affiliate subject to the assignee executing a joinder in a form acceptable to the Company; provided, further, that any such assignment shall not relieve the Subscriber of any of its obligations hereunder unless and until the assignee satisfies such obligations in their entirety.

d.     All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

e.     The Company may request from a Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of such Subscriber to acquire the Acquired Securities, and such Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures.

f.     This Subscription Agreement may not be modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought; provided, that Section 4, this Section 9(f) and Section 9(h) of this Subscription Agreement may not be amended, terminated or waived in a manner that is material and adverse to the Placement Agent without the written consent of the Placement Agent.

g.     This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof, except that any confidentiality agreement with respect to the undersigned or its affiliates shall remain in full force and effect.

h.     Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives

Annex H-12

and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. The parties hereto agree that the Placement Agent is an express third-party beneficiary of its express rights in Section 4, Section 9(f) and this Section 9(h) of this Subscription Agreement. Each of the parties hereto shall be entitled to seek and obtain equitable relief, without proof of actual damages, including an injunction or injunctions or order for specific performance to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement to cause Subscriber to fund the Purchase Price and cause the Closing to occur if the conditions in Section 2(b) have been satisfied or, to the extent permitted by applicable law, waived. Each party hereto further agrees that the none of the parties hereto or the Placement Agent shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9(h), and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

i.     Subscribers shall pay all of their own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

j.     Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i)     if to Subscriber, to such address(es) or email address(es) set forth on Appendix A hereto;

(ii)     if to the Company (prior to the Transaction closing), to:

PropTech Acquisition Corporation
3845 N. Pines Way, Suite 110
Wilson, Wyoming 83104
Attention:	Thomas D. Hennessy
M. Joseph Beck
E-mail:	thennessy@hennessycapllc.com
jbeck@hennessycapllc.com

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention:	Douglas Ryder, P.C.
Christian O. Nagler
Abhishek Kolay
Email:	douglas.ryder@kirkland.com
cnagler@kirkland.com
abhishek.kolay@kirkland.com

(iii) if to the Company (following the Transaction closing), to:

Porch.com, Inc.
2200 1st Avenue South
Seattle, Washington 98134
Attention:	Matt Ehrlichman, Chief Executive Officer
Email:	matt@porch.com

Annex H-13

with a required copy to (which copy shall not constitute notice):

Sidley Austin LLP
1999 Avenue of the Stars, 17th Floor
Los Angeles, California 90067
Attention:	Joshua DuClos
Michael P. Heinz
Email:	jduclos@sidley.com
mheinz@sidley.com

k.     If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

l.     This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

m.     The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

n.     THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND THE SUPREME COURT OF THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT, THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 9(n) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER

Annex H-14

VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9(n).

o.     This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York.

p.     The obligations of each Subscriber under this Subscription Agreement are several and not joint with the obligations of any other Subscriber or any other subscriber under the Other Subscription Agreements, and no Subscriber shall be responsible in any way for the performance of the obligations of any other Subscriber under this Subscription Agreement. The decision of Subscriber to purchase the Acquired Securities pursuant to this Subscription Agreement has been made by Subscriber independently of any other Subscriber and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any other Subscriber or by any agent or employee of any other Subscriber, and neither Subscriber nor any of its agents or employees shall have any liability to any other Subscriber (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or any Subscriber pursuant hereto, shall be deemed to constitute any Subscriber or any Other Subscribers under the Other Subscription Agreements as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that any Subscribers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the this Subscription Agreement and the Other Subscription Agreements. Each Subscriber acknowledges that no other Subscriber has acted as agent for the Subscriber in connection with making its investment hereunder and no other Subscriber will be acting as agent of the Subscriber in connection with monitoring its investment in the Acquired Securities or enforcing its rights under this Subscription Agreement. Each Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any other Subscriber to be joined as an additional party in any proceeding for such purpose.

[Signature Pages Follow]

Annex H-15

IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

PROPTECH ACQUISITION CORPORATION
By:
Name:
Title:

Date: ____________________

SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT

Annex H-16

SUBSCRIBER:

Signature of Subscriber:

By:
Name:
Title:
Date:

Name of Subscriber:

(Please print. Please indicate name and capacity of person signing above)

Name in which shares are to be registered (if different):
Email Address:
Subscriber’s EIN:
Jurisdiction of residency:

SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT

Annex H-17

Appendix A

[List of Subscribers, including name, number of shares to be purchased, purchase price, and physical and email addresses for purpose of the notice provision]

Annex H-18

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBERS

A.	QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):
	1.	☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act, a “QIB”).
	2.	☐ We are subscribing for the Acquired Securities as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

***OR***

B.	ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):
1.

☐     We are an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), and have marked and initialed the appropriate boxes on the following page indicating all provisions under which we qualify as an “accredited investor.”

	2.	☐ We are not a natural person.

***AND***

C.	AFFILIATE STATUS
(Please check the applicable box)
SUBSCRIBER:
☐ is:
☐ is not:
an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

***AND***

D.	INSTITUTIONAL ACCOUNT STATUS
(Please check the applicable box)
	☐	is:
	☐	is not:
an “Institutional Account” (as defined in FINRA 4512(c)).

This page should be completed by Subscribers
and constitutes a part of the Subscription Agreement.
Annex H-19

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐ Any bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐ Any broker or dealer registered pursuant to Section 15 of the Exchange Act;

☐ Any insurance company as defined in Section 2(a)(13) of the Securities Act;

☐ Any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act;

☐ Any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of ERISA, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if such plan has total assets in excess of $5,000,000;

☐ Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000; or

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person.

Annex H-20

Annex I

FORM OF WARRANT CANCELATION AGREEMENT

THIS WARRANT CANCELATION AGREEMENT (this “Agreement”) is by and between Porch.com, Inc., a Delaware corporation (the “Company”) and the warrant holder set forth on Annex A hereto (the “Warrantholder”), and is delivered to [•] (the “Exchange Agent”) by the Warrantholder. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of July 30, 2020 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), with PropTech Acquisition Corporation, a Delaware corporation (“PTAC”), PTAC Merger Sub Corporation, a Delaware corporation and a wholly-owned Subsidiary of PTAC (“Merger Sub”), and Joe Hanauer, in his capacity as the representative of all Pre-Closing Holders (the “Holder Representative”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company to survive the Merger as a wholly-owned subsidiary of PTAC;

WHEREAS, the Warrantholder is the owner of certain warrants to acquire shares of Company Common Stock and/or Company Preferred Stock between the Warrantholder and the Company (the “Company Warrant”) as set forth in Box B of Annex A;

WHEREAS, in accordance with the Merger Agreement, the Warrantholder and the Company desire to cancel all Company Warrants held by the Warrantholder, subject to and in accordance with the terms of this Agreement and the Merger Agreement;

WHEREAS, in order to receive payment of the portion of the Total Merger Consideration represented by the Company Stock subject to the Company Warrant, the Warrantholder is required to complete and sign this Agreement, including a duly completed and executed Annex A hereto, and to deliver to the Exchange Agent at the address set forth in the “General Instructions” this Agreement together with each Company Warrant and the applicable tax forms (collectively with this Agreement, the “Cancelation Documents”).

NOW, THEREFORE, in accordance with the terms of the Merger Agreement, except as otherwise provided below, the Warrantholder hereby surrenders each Company Warrant listed in Box B of Annex A to be exchanged for Company Common Stock as further specified in Section 1 below, in each case on the terms of and subject to the conditions set forth in the Merger Agreement and this Agreement.

By signing and submitting this Agreement, the Warrantholder also hereby represents, warrants, covenants and agrees as follows:

1.     Conversion and Cancellation of Company Warrants. The Warrantholder hereby acknowledges and agrees that, by virtue of the occurrence of the Effective Time, each Company Warrant (other than any Underwater Warrant) that is unexercised and outstanding immediately prior to the Effective Time and held by the Warrantholder shall, automatically and without any further action required on the part of any Person, be cancelled and converted into, and will become a right to receive as of immediately prior to the Effective Time, in exchange for the cancellation of the Company Warrant outstanding and exercisable as of such time, (a) the number of Common Shares subject to such Company Warrant minus (b) the number of Company Common Shares that, when multiplied by the Per Common Share Value, have a value equal to the aggregate exercise price of such Company Warrant (rounded down to the nearest whole share) (collectively, the “Converted Warrant Shares”). The Converted Warrant Shares shall be listed on the Allocation Schedule and shall be included in the Common Shares which receive consideration pursuant to Section 2.3 (Payment of Total Merger Consideration; Other Closing Date Payments) of the Merger Agreement, in each case, in accordance with and subject to the adjustments and conditions set forth in the Merger Agreement.

By signing and returning this Agreement, the Warrantholder hereby irrevocably (1) acknowledges and agrees (a) that the Total Merger Consideration is being and will be allocated among the Pre-Closing Holders in accordance with the terms of the Merger Agreement and pursuant to the Allocation Schedule, (b) to the terms and conditions of the Merger Agreement and the transactions contemplated thereby and (c) that (i) the Warrantholder has irrevocably appointed, authorized and empowered (and the Warrantholder hereby agrees and consents to such appointment, authorization and empowerment of) the Holder Representative as the Warrantholder’s sole and exclusive agent and attorney-in-fact and agent for and on the Warrantholder’s behalf for all purposes to the extent set forth in

Annex I-1

Section 8.18 (Holder Representative) of the Merger Agreement, (ii) the Holder Representative is the sole Person with the authority to act for the Warrantholder to the extent set forth in Section 8.18 (Holder Representative) of the Merger Agreement and (iii) PTAC and the Surviving Corporation shall be entitled to rely exclusively (without further evidence of any kind whatsoever) on any document purported by the Holder Representative to have been executed by or on behalf of any of the Pre-Closing Holders (including the Warrantholder) as fully binding on them, and (2) consents to the cancellation and conversion of each Company Warrant into the right to receive the shares of Company Common Stock designated pursuant to Section 1 above.

Further, the Warrantholder hereby acknowledges and agrees that if and only if the Closing occurs, from and after the Effective Time, (a) all Company Warrants that are Underwater Warrants shall be canceled for no consideration and the Warrantholder shall have no further rights to such canceled Underwater Warrants, nor will the Company, any Subsidiary of the Company, the Surviving Corporation or any of its and their respective Affiliates have any Liability with respect thereto, and (b) none of the Warrantholder’s Company Warrants shall be outstanding, of further force or effect or represent any rights other than the right of the Warrantholder to receive the consideration set forth in Section 1 in the manner contemplated thereby.

2.     The Warrant. The Warrantholder hereby acknowledges and agrees that, by virtue of the occurrence of the Effective Time, each Company Warrant shall, without any further action on the part of any Person, be automatically terminated as of immediately prior to the Effective Time in the manner contemplated by Section 1 and be of no further force or effect.

3.     Representations and Warranties of Warrantholder. The Warrantholder hereby represents and warrants to PTAC and the Company that, as of the date hereof and as of the Closing Date, (a) the Warrantholder has full legal right, power and capacity to execute and deliver this Agreement and to perform such Warrantholder’s obligations hereunder, (b) this Agreement has been duly and validly executed and delivered by the Warrantholder and constitutes a legal, valid and binding obligation of the Warrantholder, enforceable in accordance with its terms, (c) the Warrantholder is not subject to any order, contract, judgment or decree which would be breached or violated by the execution, delivery and performance by the Warrantholder of this Agreement and the consummation of the transactions contemplated hereby, (d) the Warrantholder is the actual and beneficial owner of each Company Warrant set forth on Annex A hereto, possesses good and valid title thereto, free and clear of all Liens (other than transfer restrictions arising under applicable Securities Laws or under the terms of such Company Warrant) and does not own and is not a party to any other option, stock appreciation right, warrant, purchase right, subscription right, conversion right, exchange right or other contract or commitment that could require the Company to issue, sell or otherwise cause to become outstanding any capital stock of the Company, except for each Company Warrant set forth on Annex A hereto, (e) Annex A identifies the only Company Warrants owned and held by the Warrantholder, (f) no Company Warrant has been exercised on or prior to the date hereof, (g) the Warrantholder is not the subject of any bankruptcy, reorganization or similar proceeding, (h) the Warrantholder is not party to any voting or other agreements (except, if applicable, prior to the Effective Time, the Company Shareholder Agreements and any other agreement required to be terminated pursuant to Section 5.12 (Pre-Closing Holder Related Party Transactions) of the Merger Agreement) with respect to any Company Warrants and the Warrantholder has full and exclusive authority to surrender without restriction such Company Warrants, (i) the Warrantholder has not used or retained any broker or finder in connection with the transactions contemplated hereby nor is any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by the Merger Agreement and/or any Ancillary Document based upon any agreements or other arrangements made by or on behalf of the Warrantholder for which PTAC, the Company, the Surviving Corporation or any of their respective affiliates would be responsible, and (j) neither the execution and delivery by the Warrantholder of Agreement or any Ancillary Documents to which the Warrantholder is or will be a party, nor the consummation of the transaction contemplated hereby and thereby, will reasonably (A) result in a violation or breach of any provision of the Warrantholder’s organizational documents (if applicable); (B) result in a violation or breach of any provision of any applicable Law or any valid ruling, judgment, injunction, order or decree order applicable to the Warrantholder; or (C) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of the Warrantholder’s obligations under any contract to which the Warrantholder is a party, and no consent, permit, order, declaration or filing with, or notice to, any Governmental Entity is required on the Warrantholder’s part in connection with the execution and delivery of this Agreement, the Warrantholder’s performance of any of the Warrantholder’s obligations hereunder or the consummation of the transactions contemplated hereby.

Annex I-2

4.     Release. Effective as of the Closing, the Warrantholder hereby absolutely, unconditionally and irrevocably releases and forever discharges PTAC, the Surviving Corporation and their respective Subsidiaries and each of their respective past, present, or future Affiliates, and their and their Affiliates’ respective direct or indirect members, partners, shareholders, managers, directors, officers, employees, independent contractors, financing sources, controlling Persons, advisors (including attorneys, accountants, and bankers), consultants, representatives, successors, and assigns (collectively, the “Released Parties”), from any and all claims, actions, causes of action, suits, debts, liabilities, obligations (including contractual obligations), sums of money, accounts, covenants, contracts, controversies, agreements, promises, damages, judgments, executions, and demands to the extent arising out of or relating to any facts or circumstances relating to (i) the Warrantholder’s direct or indirect ownership of Equity Securities of the Company, (ii) the Merger, any provision of the Merger Agreement (including the Allocation Schedule and the allocation of the Merger Consideration and Earn Out Shares described therein) or any Ancillary Document or the transactions contemplated thereby, (iii) any appraisal rights or rights to dissent from the Merger, or (iv) any claims alleging a breach of any fiduciary or similar duty on the part of the Company or its Subsidiaries or any officer, director or stockholder of the Company or its Subsidiaries (each, a “Claim” and collectively, the “Claims”); provided, however, that the foregoing shall not preclude, and the “Claims” shall not include, (i) the right to receive the portion of the Merger Consideration to which the Warrantholder is entitled subject to and in accordance with the terms and conditions set forth in the Merger Agreement and the other rights of the Warrantholder provided by the Merger Agreement or any other agreement entered into by the Warrantholder in connection with the transactions contemplated by the Merger Agreement, (ii) the right of employees to receive the compensation and benefits to which they are entitled from the Company or its Affiliates, whether by written employment or bonus agreement or otherwise, or (iii) any claims for director and/or officer indemnification that are pursuant to the Governing Documents of the Company or the Surviving Corporation or their Subsidiaries or any agreement entitling any director or officer to indemnification from the Company, the Surviving Corporation or any of their Subsidiaries. Each of the parties hereto waives any and all rights under Section 1542 of the Civil Code of California, and any similar applicable Law which states in full (or otherwise in substance) as follows:

         A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

5.     Certain Acknowledgements; Opportunity to Review.

(a)     The Warrantholder understands and acknowledges that all of the cash exercise prices payable upon exercise in full of all Company Warrants held by all Warrantholders immediately prior to the Closing shall, notwithstanding the fact that such amounts will not be paid in cash to the Company, be taken into account for purposes of allocating the consideration payable pursuant to the Merger Agreement among all Pre-Closing Holders. The Warrantholder further understands and acknowledges that under the Merger Agreement the consideration payable to the Warrantholder with respect to a share of Company Common Stock subject to a Company Warrant is determined by deducting the cash exercise price payable to purchase each such share pursuant to such Company Warrant from the portion of the Merger Consideration otherwise deliverable to such Warrantholder.

(b)    The Warrantholder hereby acknowledges and agrees that the Warrantholder has (a) received and reviewed a copy of the Merger Agreement, and hereby approves the adoption of, and consents to the Company’s entry into, the Merger Agreement and each of the transactions contemplated thereby (including the Merger) (in each case, including any changes, amendments or modifications made to any such agreements, schedules, exhibits and annexes prior to or at the Closing, in each case, as mutually agreed to by PTAC and the Holder Representative from time to time), and (b) had an opportunity to consult with and have relied solely upon the advice, if any, of the Warrantholder’s legal, financial, accounting and tax advisors with respect to this Agreement, the Merger Agreement (including the Allocation Schedule and the allocation of the Total Merger Consideration described therein), and each of the transactions contemplated thereby. The Warrantholder hereby acknowledges and agrees that the Warrantholder has not been advised or directed by PTAC, Merger Sub, the Company, the Surviving Corporation, the Holder Representative, any Pre-Closing Holder, any of their respective Affiliates, or their or their Affiliates’ respective legal counsel or other advisors or representatives in respect of any such matters and that the Warrantholder has not relied on any such parties in connection with this

Annex I-3

Agreement, the Merger Agreement, the terms of the Merger described therein, the Allocation Schedule and the allocation of the Total Merger Consideration described therein, any Ancillary Document, or the transactions contemplated hereby and/or thereby.

6.     Conditions for Payment of Consideration; Satisfaction of Obligations.

(a)     The Warrantholder understands and agrees that (i) unless and until the Warrantholder submits this Agreement duly completed and validly executed by the Warrantholder together with all Cancelation Documents required by the Exchange Agent according to the terms herein, no payment of any or all of the Total Merger Consideration pursuant to the Merger Agreement shall be made to the Warrantholder or its designee, (ii) payment is conditioned on the closing of the Merger (which is subject to various conditions set forth in the Merger Agreement), and if the Merger is not consummated, the Company Warrants will not be converted into the right to receive any Company Common Shares or any or all of the Total Merger Consideration and this Agreement (together with the Company Warrant submitted in accordance with the terms hereof) will be returned to the Warrantholder and will be void and of no force and effect, (iii) no interest will accrue on any payment due with respect to the Merger Consideration or otherwise pursuant to the Merger Agreement, (iv) any payment due pursuant to this Agreement, the Merger Agreement or otherwise shall be subject to, and reduced by, any deduction or withholding for any taxes required by law (and any amounts so deducted or withheld shall be treated for all purposes as having been paid to the person in respect of which such deduction or withholding was made) and (v) the portion of the Total Merger Consideration to be received by the Warrantholder will be calculated in accordance with the Merger Agreement and the Allocation Schedule to be delivered as contemplated therein. Subject to the foregoing, the Warrantholder acknowledges and agrees that the Exchange Agent may reject any and all documents not in proper form or, in the Exchange Agent’s or the Company’s discretion, waive any irregularities or defects in any documents delivered in connection herewith.

7.     NO LOOK BACK. THE WARRANTHOLDER HEREBY ACKNOWLEDGES AND AGREES THAT THE WARRANTHOLDER SHALL HAVE NO “LOOK BACK” OR SIMILAR RIGHTS AND SHALL IN NO EVENT BE ENTITLED TO ADDITIONAL CONSIDERATION WITH RESPECT TO THE CANCELATION OR CONVERSION OF THE WARRANTHOLDER’S COMPANY WARRANTS TO ACQUIRE EQUITY SECURITIES OF THE COMPANY PURSUANT TO THIS AGREEMENT.

8.     Termination of Certain Arrangements. The Warrantholder hereby consents to, and agrees that, effective as of the Closing, the Warrantholder shall cause any agreement to which the Warrantholder is a party with respect to the Company Warrants to be terminated as of the Closing in accordance with the terms of the applicable agreement and the terms set forth herein, and such agreements shall be of no further force or effect. From and after the Closing, the Warrantholder shall have no further rights that the Warrantholder may have had pursuant to any agreement contemplated to be terminated in this Section 8.

9.     Confidentiality. The Warrantholder covenants and agrees to (and shall cause each of the Warrantholder’s controlled Affiliates to), keep confidential and not disclose, divulge, or use for any purpose (other than to monitor the Warrantholder’s investment in the Company) any Confidential Information, unless such Confidential Information (i) is known or becomes known to the public in general (other than as a result of a breach of this Section 9), (ii) is or has been independently developed or conceived by the Warrantholder without use of the Confidential Information, or (iii) is or has been made known or disclosed to the Warrantholder by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that the Warrantholder may disclose Confidential Information (A) to the Warrantholder’s attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring the Warrantholder’s investment in the Company, provided that the Warrantholder informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; (B) following the Closing, to any prospective purchaser of any shares of PTAC from the Warrantholder, provided that such prospective purchaser is not a Competitor and agrees to be bound by the provisions of this Section 9; (C) to any existing or prospective Affiliate, partner, member, stockholder, or wholly owned subsidiary of the Warrantholder in the ordinary course of business, provided that such Person is not a Competitor and the Warrantholder informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (D) as may otherwise be required by Law, provided the Warrantholder promptly (x) notifies PTAC and the Company prior to such disclosure to provide the Company and PTAC with a reasonable opportunity to seek a protective order or otherwise prevent or limit such disclosure and (y) takes reasonable steps to minimize the extent of any

Annex I-4

such required disclosure. Notwithstanding anything herein to the contrary, the Warrantholder may use Confidential Information in the course of the service by the Warrantholder to the Company or its Affiliates as an employee, officer, director, manager, consultant or other service provider of the Company, and disclose such Confidential Information in the course of such service, subject to the terms of any confidentiality agreement entered into by the undersigned in connection with such service. “Confidential Information” means (i) any information concerning the Company and its Subsidiaries, including the business, products, markets, condition (financial or other), operations, processes, Intellectual Property, assets, liabilities, customers, vendors, pricing, results of operations, cash flows, prospects and affairs of the Company and its Subsidiaries and (ii) this Agreement, the Merger Agreement, any Ancillary Document and any other transaction documents related hereto or thereto or any information, including the terms, conditions or any other facts, relating to this Agreement, the Merger Agreement, any Ancillary Document and any other transaction documents related hereto or thereto or the transactions contemplated hereby or thereby, or any confidential discussions or negotiations related hereto or thereto. “Competitor” means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the business of the Company, but shall not include any financial investment firm or collective investment vehicle.

10.     Exercise Restrictions. The Company shall provide the Warrantholder written notice twenty Business Days prior to the date on which the Company reasonably believes the Closing will occur (the “Closing Notice”). The Warrantholder agrees that it shall not exercise any Company Warrants from and after the date that is five (5) Business Days after the date upon which the Closing Notice is received by the Warrantholder unless and until the Merger Agreement is terminated in accordance with its terms.

11.     Miscellaneous.

(a)     Further Assurances. The Warrantholder hereby acknowledges and agrees that the Warrantholder shall take any further action (including the execution and delivery of such further instruments and documents) as the Company, the Surviving Corporation or PTAC may reasonably request, in the event that at any time after the date hereof such further action is reasonably necessary or desirable to carry out the purposes of this Agreement or the Merger Agreement.

(b)    No Contract for Continuing Services. The Warrantholder hereby acknowledges and agrees that neither this Agreement nor the Merger Agreement shall be construed as creating any contract for continued services between the Company or any of its Subsidiaries or Affiliates and the Warrantholder, and nothing herein contained shall give the Warrantholder the right to be retained as an employee or other service provider of the Company or any of its Subsidiaries or Affiliates.

(c)     Tax Consequences. The Warrantholder has reviewed the U.S. federal, state and local tax consequences and foreign tax consequences of the Merger and the transactions contemplated thereby with the Warrantholder’s tax and other advisors. The Warrantholder is relying solely on such advisors and not on any statements or representations of the Company, Merger Sub or PTAC or any of its agents with respect to the tax consequences to the Warrantholder of the Merger and the transactions contemplated thereby. The Warrantholder understands that the Warrantholder (and not PTAC or the Company) will be responsible for any tax liability that may arise as a result of the Merger and the transactions contemplated thereby.

(d)    Third Party Beneficiary. The Warrantholder hereby acknowledges and agrees that PTAC, the Sponsor, Merger Sub and the Surviving Corporation shall be third party beneficiaries of the Warrantholder’s representations, warranties, undertakings and agreements, with full rights as such.

(e)     Conflicts. Wherever a conflict exists between this Agreement and any provision of the Company Warrant, this Agreement shall control.

(f)     Termination. This Agreement shall be automatically void and of no force and effect if the Closing pursuant to the Merger Agreement fails to occur for any reason and the Merger Agreement is terminated in accordance with its terms.

(g)    Other Provisions. Sections 8.7 (Construction; Interpretation), 8.10 (Severability), 8.5 (Governing Law), 8.16 (Jurisdiction), 8.11 (Counterparts; Electronic Signatures), and 8.15 (Waiver of Jury Trial) of the Merger Agreement are incorporated herein by reference, mutatis mutandis.

* * * * * *

Annex I-5

Acknowledged and Agreed:
PORCH.COM, INC.

Name:
Title:

Annex I-6

Annex A

For Delivery of Company Warrants

Pursuant to the Agreement and Plan of Merger by and among Porch.com, Inc., PropTech Acquisition Corporation, PTAC Merger Sub Corporation, and the Holder Representative

DELIVERY OF THIS AGREEMENT TO AN ADDRESS OTHER THAN AS SET FORTH ON THE LAST PAGE HEREOF WILL NOT CONSTITUTE A VALID DELIVERY

NOTE: SIGNATURES MUST BE PROVIDED BELOW

All holders of Company Warrants must complete Boxes A and B and sign in Box A. Please also read the “General Instructions” on page Annex I-10.

BOX A — Signature of Registered Holder(s)	BOX B –Warrant(s) Enclosed
Must be signed by registered warrantholder	Warrant Number(s) (Attach additional signed list, if necessary)

Number of Warrants and Type of shares of Company Common Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and/or Series Seed Preferred Stock Represented by Each Warrant

Signature(s)
Print Name(s) Here
Legal Capacity (If signing on behalf of entity)
Email and/or Telephone Number	Total Warrants Surrendered:
I have lost my Company Warrants: [ ]

Annex I-7

BOX C — Name and Address of Registered Holder(s)		BOX D — One Time Delivery Instructions
Please confirm that your address below is correct or mark any corrections		To be completed ONLY if the check is to be delivered to an address other than that listed in Box C. MAIL TO:
☐ Check if correct	Updated address
Street Address
Unit/Apartment
City, State and Zip Code

Please remember to complete and sign the enclosed Internal Revenue Service (“IRS”) Form W-91 or, if applicable, an IRS Form W-8BEN or other IRS Form W-8 (see instructions below).

BOX E — New Registration Instructions	BOX F — Medallion Guarantee
To be completed ONLY if the check is to be issued in the name(s) of (or wire transfer made to account of) someone other than the registered holder(s). ISSUE TO:

If (and only if) you have completed Box E, or all registered holders are not listed on the bank account provided in Box G (if you elected a wire payment) your signature must be Medallion Guaranteed by an eligible financial institution

Note: A notarization by a notary public is not acceptable
Name
Street Address
City, State and Zip Code

____________

1        Please enclose an IRS Form W-9, available here: https://www.irs.gov/pub/irs-pdf/fw9.pdf

Annex I-8

BOX G — Optional Bank Wire Instructions

NOTE: This wire request is optional. If the name on the bank account does not include all registered holders, a medallion guarantee is required in Box F. If you complete Box G and any of the information is incomplete, illegible or otherwise deficient, you will receive a check for your proceeds. In connection with the above referenced merger, please wire the entitled funds as follows:

*ABA Routing Number
Bank Name
Bank Address
Name on Bank Account
Bank Account Number
For Further Credit To Name
For Further Credit To Account Number
SWIFT Code (if applicable/foreign)
IBAN (if applicable/foreign)

By completion of Box G, the registered holder(s) hereby agree(s) that the above wire instructions are true and correct and by endorsing this Agreement the person authorized to act on behalf of this account is directing the Exchange Agent to make payment of the merger consideration represented by this Agreement to the bank account listed above.

*The ABA Routing Number for “incoming FED WIRES” is in many times different than the ABA Routing Number used for direct deposit or the ABA Routing Number on the bottom of your check or deposit slip. Please always check with your bank to obtain the correct ABA Routing Number and wire instructions.

The Exchange Agent will use the payment provided in Box E “New Registration Instructions” and/or Box G “Optional Wire Instructions” for any future payments unless a new Agreement is completed to update such payment instructions.

Annex I-9

General Instructions

Please read this information carefully.

•        BOX A — Signatures: All registered holders must sign as indicated in Box A. If you are signing on behalf of a registered holder or entity your signature must include your legal capacity.

•        BOX B — Warrant Detail: List all warrant numbers and Company Warrants submitted in Box B. If your warrant(s) are lost, please check the appropriate box below Box A, complete Annex A and return the executed Agreement together with Annex A to the Exchange Agent. You will be contacted if a fee and/or additional documents are required to replace lost warrant(s). Originals are required for valid presentment.

•        BOX C — New Registration: Provide the new registration instructions (name and address) in Box C if your payment is to be made to anyone other than the registered holder of your Company Warrants. Signature must be that of the new registration indicated. All changes in registration require a Medallion Signature Guarantee. Joint registrations must include the form of tenancy. Custodial registrations must include the name of the custodian (only one). Trust account registrations must include the names of all current acting trustees and the date of the trust agreement. If your payment is to be made to anyone other than the registered holder of your Company Warrants and this transaction results in proceeds at or above $14,000,000 in value to such party, please contact the Exchange Agent at the number listed below. The Exchange Agent will make all future payments (if any) to this new registration unless the payment instructions are updated by the new registered holder prior to any additional payment.

•        BOX D — One Time Delivery: Any address shown in Box D will be treated as a one-time only mailing instruction, and your address in Box E will be used for any future payments and communications.

•        BOX E — Current Name and Address of Registered Holder: Please confirm that the address here is the address that should be used for all future communications and payments. If your permanent address should be changed on the Exchange Agent records, please make the necessary changes in Box E. If your permanent address should change in the future, please notify the Exchange Agent at the number listed below.

•        BOX F — Signature Guarantee: Box F (Medallion Guarantee) only needs to be completed if the name on the check, or on the account to which funds will be transferred, will be different from the current registration shown in Box E. This guarantee is a form of signature verification which can be obtained through an eligible financial institution such as a commercial bank, trust company, securities broker/dealer, credit union or savings institution participating in a Medallion program approved by the Securities Transfer Association.

•        BOX G — Wire Instructions: To elect a bank wire transfer please complete Box G in its entirety. A bank wire transfer, rather than payment by check, will help to expedite your receipt of the funds. Please contact your bank for questions regarding the appropriate bank routing number and account number to be used.

•        IRS Form W-9 or Form W-8: If the person receiving payment for the Company Warrants is a “U.S. person” (see definition below), complete and sign the enclosed IRS Form W-9 to certify the payee’s tax identification number (“TIN”). Please provide the social security or employer identification number of the person or entity receiving payment for the above described Company Warrants and sign and date the form. If the person receiving payment for the Company Warrants is not a “U.S. person,” complete and sign an applicable IRS Form W-8 (usually, IRS Form W-8BEN). IRS Forms W-8 may be obtained at www.irs.gov or by calling 1-800-829-3676.

Failure to provide a properly completed and signed IRS Form W-9 or a properly completed and signed IRS Form W-8BEN or other applicable Form W-8 may result in backup withholding under U.S. tax laws on any Merger Consideration payments and may result in a penalty imposed by the IRS.

Annex I-10

•        Any description of anticipated tax consequences herein cannot be used, and was not intended or written to be used, for the purpose of avoiding any federal tax penalties that the IRS may attempt to impose.

•        Definition of “U.S. Person”: For federal tax purposes, you are considered a U.S. person if you are (1) An individual who is a U.S. citizen or U.S. resident alien, (2) A partnership, corporation, company or association created or organized in the United States or under the laws of the United States, (3) An estate (other than a foreign estate), or (4) A domestic trust (as defined in U.S. Treasury Regulations section 301.7701-7).

•        Deficient Presentments: If you request a registration change that is not in proper form, the required documentation will be requested from you and this will delay processing of any funds.

•        Returning Certificates: Return this Agreement, with the warrant(s) to be exchanged for your portion of the Merger Consideration and Earn Out Shares (if any) only to the Exchange Agent at the address below. The method of delivery is at your option and your risk, but it is recommended that documents be delivered via a registered method, insured for 2% of the value of your Company Warrants.

By Mail to

[—]

For additional information please contact [—] at [—] or [—].

Annex I-11

IMPORTANT TAX INFORMATION

United States federal income tax law generally requires that if your Warrant is accepted for payment, except as discussed below, you or your assignee (in either case, the “Payee”), must provide the Payee’s correct Taxpayer Identification Number (“TIN”), which, in the case of a Payee who is an individual, is the Payee’s social security number. If the payor is not provided with the correct TIN or an adequate basis for an exemption, the Payee may be subject to a $50 penalty imposed by the Internal Revenue Service (“IRS”) and backup withholding in an amount equal to 24% (or the then current rate) of the gross proceeds received pursuant to the Merger. Backup withholding is not an additional tax. Rather, the tax liability of a person subject to backup withholding will be reduced by the amount withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided the required information is timely furnished to the IRS.

To prevent backup withholding, each Payee that is a U.S. Person must provide such Payee’s correct TIN by completing the IRS Form W-9 attached hereto, certifying that (i) the TIN provided is correct, (ii) (a) the Payee is exempt from backup withholding, (b) the Payee has not been notified by the IRS that such Payee is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified the payee that such Payee is no longer subject to backup withholding, and (iii) the Payee is a U.S. Person (including a U.S. resident alien).

If the Payee does not have a TIN, such Payee should consult the enclosed Instructions for IRS Form W-9 (the “W-9 Specific Instructions”) for instructions on applying for a TIN and apply for and receive a TIN prior to submitting the IRS Form W-9. If the Payee does not provide such Payee’s TIN to the Company, for forwarding to the Exchange Agent by the time of payment, backup withholding will apply.

If the Warrant is held in more than one name or not in the name of the actual owner, consult the W-9 Specific Instructions for information on which TIN to report.

Certain Payees (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt Payee should write “EXEMPT” on the IRS Form W-9. See the W-9 Specific Instructions for additional instructions. In order for a nonresident alien or foreign entity to qualify as exempt, such person must submit an appropriate and properly completed IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as the case may be, signed under penalties of perjury attesting to such exempt status. Such forms may be obtained from the Exchange Agent or the IRS at its Internet website: www.irs.gov.

Payees that are foreign persons are strongly advised to consult their tax advisors regarding the U.S. federal income tax treatment of the Merger to such Payee.

Annex I-12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the DGCL. Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)     A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)     A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)     To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)    Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)     Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)     The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)    A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)    For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)     For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)     The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)    The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation, provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our amended and restated certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our amended and restated certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our amended and restated certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Our amended and restated certificate of incorporation provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding.

Notwithstanding the foregoing, a person eligible for indemnification pursuant to our amended and restated certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification which is conferred by our amended and restated certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our amended and restated certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our amended and restated certificate of incorporation may have or hereafter acquire under law, our amended and restated certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our amended and restated certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our amended and restated certificate of incorporation also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our amended and restated certificate of incorporation.

Our bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those which will be set forth in our amended and restated certificate of incorporation. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We have entered into indemnification agreements with each of our officers and directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and Financial Statement Schedules

Exhibit	Description
2.1***††	Agreement and Plan of Merger, dated as of July 30, 2020 (included as Annex A to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
2.2***††

First Amendment to the Agreement and Plan of Merger, dated as of October 12, 2020, by and among the Company, PTAC and Merger Sub (included as Annex A-1 to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-39142) filed by the Registrant on November 26, 2019).
3.2	Bylaws (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-1 (File No. 333-234512), filed by the Registrant on November 4, 2019).
3.3***	Second Amended and Restated Certificate of Incorporation (included as Annex B to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
3.4***	Amended and Restated Bylaws (included as Annex C to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
4.1

Warrant Agreement, dated November 21, 2019, by and between the Registrant and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-39142), filed by the Registrant on November 26, 2019).

5.1*	Opinion of Kirkland & Ellis LLP.
10.1

Letter Agreement, dated November 21, 2019, by and among the Company, its officers, its directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-39142), filed by the Registrant on November 26, 2019).

10.2

Administrative Support Agreement, dated November 21, 2019, by and between the Registrant and the HC Proptech Partners I LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-39142), filed by the Registrant on November 26, 2019).

10.3

Private Placement Warrant Purchase Agreement, dated November 21, 2019, by and between the Registrant and HC Proptech Partners I LLC (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (File No. 001-39142), filed by the Registrant on November 26, 2019).

10.4***

Form of Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-39142), filed by the Registrant on July 31, 2020, and included as Annex G to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).

10.5

Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-39142), filed by the Registrant on July 31, 2020, and included as Annex H to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).

10.6***†	Porch Group, Inc. 2020 Stock Incentive Plan (included as Annex E to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
10.7***

Form of Amended and Restated Registration Rights Agreement, by and among the Registrant and the holders party thereto (included as Annex F to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).

10.8***	Form of Warrant Cancellation Agreement (included as Annex I to the proxy statement/consent solicitation statement/prospectus, which is a part of this Registration Statement).
10.9***†	Letter Agreement, dated November 8, 2013, by and between Porch.com, Inc. and Matthew Neagle.
10.10	Form of Amendment No. 1 to Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-39142), filed by the Registrant on October 13, 2020).
23.1*	Consent of WithumSmith+Brown, PC.
23.2*	Consent of Ernst & Young LLP.
23.3*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

Exhibit	Description
24.1***	Powers of Attorney (included as part of signature page hereto).
99.1*	Form of Letter of Transmittal.
99.2*	Form of Proxy Card for Registrant Special Meeting in Lieu of the 2020 Annual Meeting.
99.3*	Form of Written Consent to be used by stockholders of Porch.com, Inc.
99.4***	Consent of Matt Ehrlichman to be named as a director of PropTech Acquisition Corporation.
99.5***	Consent of Asha Sharma to be named as a director of PropTech Acquisition Corporation.
99.6***	Consent of Chris Terrill to be named as a director of PropTech Acquisition Corporation.
99.7***	Consent of Joe Hanauer to be named as a director of PropTech Acquisition Corporation.
99.8***	Consent of Alan Pickerill to be named as a director of PropTech Acquisition Corporation.
99.9***	Consent of Javier Saade to be named as a director of PropTech Acquisition Corporation.
99.10***	Consent of Regi Vengalil to be named as a director of PropTech Acquisition Corporation.

____________

*        Filed herewith.

**      To be filed by amendment.

***    Previously filed.

†        Indicates management contract or compensatory plan or arrangement.

††      Certain of the exhibits and schedules to these exhibits have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Undertakings

The undersigned registrant hereby undertakes:

A.     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.      That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.     That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.      That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.      That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.     That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.       To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Wilson, Wyoming, on November 16, 2020.

PROPTECH ACQUISITION CORPORATION
By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Position	Date
/s/ Thomas D. Hennessy	Chairman of the Board, Co-Chief Executive Officer and President	November 16, 2020
Thomas D. Hennessy	(Principal Executive Officer)
*	Co-Chief Executive Officer, Chief Financial Officer and Director	November 16, 2020
M. Joseph Beck	(Principal Accounting and Financial Officer)
*	Director	November 16, 2020
Jack Leeney
*	Director	November 16, 2020
Courtney Robinson
*	Director	November 16, 2020
Margaret Whelan
*	Director	November 16, 2020
Mark Farrell
By:	/s/ Thomas D. Hennessy
Thomas D. Hennessy
Attorney-in-fact